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INDEX TO THE FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on July 26, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Molino Cañuelas S.A.C.I.F.I.A.
(Exact name of Registrant as specified in its charter)

Cañuelas Mill S.A.C.I.F.I.A
(Translation of Registrant's name into English)

Republic of Argentina (State or other jurisdiction of incorporation or organization)	2040 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

John F. Kennedy 160, B1814BKD
Cañuelas, Province of Buenos Aires
Republic of Argentina
+54 (22) 2643-2885
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Tel: +1 (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marcelo A. Mottesi, Esq. Milbank, Tweed, Hadley & McCloy LLP 28 Liberty Street New York, New York 10005 (212) 530-5000	Juan Francisco Mendez, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, which we refer to as the Securities Act, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is an emerging growth company pursuant to the Jumpstart Our Business Startups Act of 2012. ☐

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)(3)	Amount of Registration Fee

Class B ordinary shares, AR$0.10 par value per share(4)	US$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.

(2)
Translated into U.S. Dollars based on the venta de divisas exchange rate of AR$        per US$1.00 reported by the Banco de la Nación Argentina on                , 2017.

(3)
Includes Class B ordinary shares which the underwriters may purchase to cover over-allotments, if any, and Class B ordinary shares which are to be offered outside the United States but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act.

(4)
The Class B ordinary shares may initially be represented by the registrant's American Depositary Shares, or ADSs, each of which represents       Class B ordinary shares, evidenced by American Depository Receipts, or ADRs, issuable upon deposit of Class B ordinary shares registered hereby, and that will be registered under a separate registration statement on Form F-6.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                        , 2017

Molino Cañuelas S.A.C.I.F.I.A.

            Class B Ordinary Shares
(Including Class B Ordinary Shares represented by American Depositary Shares)

          This is an initial public offering of the Class B ordinary shares of Molino Cañuelas S.A.C.I.F.I.A., a Sociedad Anónima Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria organized under the laws of Argentina. We and the selling shareholders named in this prospectus are offering        Class B ordinary shares in a Global Offering (as defined below). Of the Class B ordinary shares being offered, we are selling        Class B ordinary shares, which we refer to as the new Class B ordinary shares, and the selling shareholders are selling        Class B ordinary shares, which we refer to as the selling shareholders Class B ordinary shares and, together with the new Class B ordinary shares, the Class B ordinary shares. We will not receive any proceeds from the sale of Class B ordinary shares by the selling shareholders.

                      American Depositary Shares, or ADSs, representing Class B ordinary shares will be offered in the United States of America and other countries outside of Argentina through the international underwriters named in this prospectus, which we refer to as the international offering. Each ADS represents        Class B ordinary shares. We and the selling shareholders are concurrently offering Class B ordinary shares in Argentina through the Argentine placement agent under a Spanish-language offering document, which we refer to as the Argentine offering. We refer to the international offering and the Argentine offering together as the Global Offering. The total number of Class B ordinary shares in the international offering and the Argentine offering is subject to reallocation between these offerings. The closing of the international offering and the Argentine offering will be conditioned upon one another.

          We expect that the offering price for the international offering will be between US$        and US$        per ADS (equivalent to AR$        and AR$         per Class B ordinary share, based on the venta de divisas exchange rate of AR$        : US$1.00 reported by the Banco de la Nación Argentina on                        , 2017).

          Prior to the Global Offering, there has been no public market for our Class B ordinary shares or the ADSs. We intend to apply to list the ADSs on the New York Stock Exchange, which we refer to as the NYSE, under the symbol "MOLC". Further, we intend to apply to list and trade our Class B ordinary shares in Argentina on the Bolsas y Mercados Argentinos S.A., or BYMA under the symbol "                        ".

          We have granted to the international underwriters the right for a period of 30 days to purchase a maximum of        additional ADSs, representing         Class B ordinary shares, at the public offering price paid by investors, less underwriting discounts and commissions, to cover over-allotments, if any.

          Investing in our Class B ordinary shares and the ADSs involves risks. See "Risk Factors" beginning on page 32.

	Per Class B Ordinary Share(1)	Per ADS(1)	Total

Public offering price	US$	US$	US$

Underwriting discounts and commissions(2)	US$	US$	US$

Proceeds, before expenses, to Molino Cañuelas S.A.C.I.F.I.A.	US$	US$	US$

Proceeds, before expenses, to the selling shareholders	US$	US$	US$

(1)
Translated into U.S. Dollars based on the venta de divisas exchange rate of AR$        per US$1.00 reported by the Banco de la Nación Argentina on                        , 2017.

(2)
See "Underwriting" beginning on page 299 for additional information regarding underwriting compensation.

          Delivery of the ADSs is expected to be made on or about                        , 2017, or the Delivery Date, through the book-entry facilities of The Depository Trust Company.

          The public offering of our Class B ordinary shares in Argentina will be registered with the Argentine Securities Commission (Comisión Nacional de Valores), which we refer to as the CNV. Neither the U.S. Securities and Exchange Commission, which we refer to as the SEC, nor any U.S. state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Global Coordinators
J.P. Morgan	UBS Investment Bank
Joint Bookrunners
HSBC	Itaú BBA

The date of this prospectus is                        , 2017.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document.

        The distribution of this prospectus and the Global Offering and sale of the Class B ordinary shares and the ADSs in certain jurisdictions may be restricted by law. We, the selling shareholders and the international underwriters require persons into whose possession this prospectus comes to inform themselves about and to observe any such restrictions. This prospectus does not constitute an offer of, or an invitation to purchase, any of the Class B ordinary shares or ADSs in any jurisdiction in which such offer or invitation would be unlawful.

        This international offering is being made in the United States and elsewhere outside of Argentina solely on the basis of the information contained in this prospectus. The concurrent Argentine offering of our Class B ordinary shares is being made in Argentina by a prospectus in Spanish that has been filed with the CNV. The prospectus for the Argentine offering, although in a different format in accordance with CNV regulations, contains substantially the same information as contained in this prospectus.

i

        The Argentine offering of our Class B ordinary shares was approved by the CNV on      by Resolution No.            . The authorization by the CNV means only that the information requirements have been satisfied. The CNV has not rendered an opinion with respect to the accuracy of the information contained in this prospectus. The accuracy of any accounting, financial and economic information as well as any other information provided in this prospectus is the sole responsibility of our Board of Directors and our statutory audit committee. Our Board of Directors hereby expresses as a sworn statement that this prospectus contains, as of the date of publication hereof, accurate and sufficient information concerning any significant events that may affect our financial and economic condition and any other information that must be made known to investors under applicable law.

        This prospectus has been prepared on the basis that all offers of Class B ordinary shares and ADSs will be made pursuant to an exemption under the Prospectus Directive (Directive 2003/71/EC, as amended), as implemented in member states of the European Economic Area, or EEA, from the requirement to produce a prospectus for offers of the Class B ordinary shares and ADSs. Accordingly any person making or intending to make any offer within the EEA of Class B ordinary shares and ADSs which are the subject of the Global Offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for the sellers of the Class B ordinary shares and ADSs or any of the international underwriters to produce a prospectus for such offer. Neither the sellers of the Class B ordinary shares and ADSs nor the international underwriters have authorized, nor do they authorize, the making of any offer of Class B ordinary shares and ADSs through any financial intermediary, other than offers made by the underwriters which constitute the Global Offering of Class B ordinary shares and ADSs contemplated in this prospectus.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "is/are likely to," "may," "plan," "should," "would," or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

  •
  our business strengths and future results of operations;

  •
  the implementation of our business strategy;

  •
  our plans relating to the integration of our acquisitions, such as Cargill's mill operations, and strategic partnerships, including retailers, wholesalers and distributers;

  •
  the expansion of our Spegazzini facility (as defined below); and

  •
  the implementation of our financing strategy and capital expenditure plan.

        Many important factors, in addition to those discussed elsewhere in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including among other things:

  •
  our ability to maintain relationships with the network of farmers who supply the primary products we require;

  •
  the intensity of competition we face within the retail product and branded industrial product categories in which we participate;

  •
  price controls in the countries in which we operate;

  •
  price changes in grains and other agricultural products on which we depend for food production;

  •
  climate conditions, diseases striking crops, force majeure events such as natural disasters, fire, or pandemic and labor strikes;

  •
  a disruption in the transportation and supply of agricultural products and other agrochemical, farming products, and services, increases in distribution costs, a failure to maintain relationships with labor unions, an increase in energy prices, the lack of availability of power or any other factor which might impact our production costs;

  •
  allegations regarding the safety and quality of our products;

  •
  potential unforeseen liabilities and obligations in connection with the Reorganization (as defined below);

  •
  our ability to lease and operate Las Palmas port;

  •
  our dependence on key executive officers;

  •
  the significant influence of our principal shareholder, the Navilli family, and their ability to direct our business;

  •
  changes in consumer preferences;

  •
  the cost and availability of financing, including supplier financing;

  •
  the seasonality of our business activities;

  •
  further consolidation in the retail environments in which we operate;

  •
  risks related to our cash flow management;

  •
  our indebtedness;

  •
  the sufficiency of our insurance coverage;

  •
  disruptions in our information technology systems;

  •
  the political and macroeconomic environment of Argentina;

  •
  international prices and demand for Argentina's main commodity exports, upon which Argentina's economic growth relies;

  •
  inflation and the relative value of the Peso compared to other currencies;

  •
  increases in the level of government intervention in the Argentine economy;

  •
  changes in tax policies, export and import duties, private sector salary policies, capital markets regulations, and other similar legislation;

  •
  the threat of potential expropriation policies implemented by the federal government;

  •
  the continued credibility of Argentine economic indices and confidence in the Argentine economy;

  •
  the impact of current or future claims against the federal government, which affects financial resources and the ability to obtain financing from international markets;

  •
  any increase in uncertainty surrounding the stability of the Argentine banking system;

  •
  the federal government's ability to maintain adequate international reserves;

  •
  the success of the federal government's measures to solve the current energy sector crisis and future success of the federal government in responding to both social, political, and economic unrest;

  •
  developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental, labor laws and regulations;

  •
  the performance of the South American economies, in particular Uruguay and Brazil, and world economies, especially the European Union, China and the United States of America; and

  •
  the factors discussed under the section entitled "Risk Factors" in this prospectus.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially and adversely different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and other sections in this prospectus, which you should carefully review.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Unless requested by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a Registration Statement on Form F-1 with the SEC regarding the international offering. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. Reference in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

        Upon completion of the international offering, we will become subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, under the Exchange Act, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and current reports on Form 6-K. You can read our SEC filings, including the registration statement, over the internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at the following location:

Public Reference Room
450 Fifth Street
Room 1024
N.W., Washington, DC 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 10234, N.W., Washington, D.C. 20549, at prescribed rates. You may also request a copy of those filings, at no cost, by writing to Natalia Ruhl at our office at John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina or calling +54 (22) 2643-2885.

        As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent registered public accounting firm and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each year. We plan to furnish quarterly financial statements with the SEC to our shareholders promptly after filing such quarterly financial statements with the CNV, which requires such reports to be filed within 42 days after the end of each of the first three quarters of our fiscal year, and we will file annual reports on Form 20-F within the time period required by the SEC, which will be four months from November 30th, the end of our fiscal year.

        We will send the ADS Depositary a copy of all notices that we give relating to meetings of our shareholders, distributions to shareholders, offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The ADS Depositary will make the notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The ADS Depositary will mail copies of those notices, reports and communications to you if we ask the ADS Depositary to do so.

        We will also file annual and quarterly reports and current reports (hechos relevantes) with the CNV and the BYMA in Argentina as required by applicable law or regulations.

v

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Presentation of Financial Information

        This prospectus contains our audited consolidated combined financial statements as of December 1, 2013, and November 30, 2014, 2015 and 2016, and for our fiscal years ended November 30, 2014, 2015 and 2016, which we refer to collectively as our audited consolidated combined financial statements. This prospectus also contains our unaudited interim consolidated combined financial statements as of May 31, 2017 and for the six-month periods ended May 31, 2016 and May 31, 2017, which we refer to as our unaudited interim consolidated combined financial statements. We refer collectively to our unaudited interim consolidated combined financial statements and our audited consolidated combined financial statements as our consolidated combined financial statements.

        We prepare our audited consolidated combined financial statements in thousands of Pesos in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We have applied all IFRS issued by the IASB effective at the time of preparing our audited consolidated combined financial statements. We applied IFRS for the first time for our fiscal year ended November 30, 2016. Our opening IFRS statement of financial position was prepared as of our transition date to IFRS, which occurred on of December 1, 2013.

        We prepare our unaudited interim consolidated combined financial statements in accordance with IAS 34 Interim Financial Reporting. The accounting principles used in the preparation of our unaudited interim consolidated combined financial statements are consistent with those used in the preparation of our audited consolidated combined financial statements. Our unaudited interim consolidated combined financial statements do not include all the information and disclosures required in our audited consolidated combined financial statements and accordingly should be read in conjunction with them.

        Our audited consolidated combined financial statements have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, which we refer to as PwC, a member firm of the PricewaterhouseCoopers global network, an independent registered public accounting firm, whose report dated March 27, 2017 is also included in this prospectus. The office of Price Waterhouse & Co. S.R.L. is located in Bouchard 557, 8th floor, C1106ABG, Buenos Aires, Argentina.

Our Reorganization

        During the fiscal year ended November 30, 2016 and the six-month period ended May 31, 2017, our principal shareholders (as defined below) elected to complete a reorganization of Molino Cañuelas S.A.C.I.F.I.A. and various other entities and businesses under the common control of our principal shareholders in order to organize all of our business activities under Molino Cañuelas S.A.C.I.F.I.A. We effected this reorganization through a series of acquisitions and related corporate transactions. We refer to this series of transactions as the Reorganization. In this prospectus, each of the terms Molino Cañuelas, we, us, our, and our Company means Molino Cañuelas S.A.C.I.F.I.A. and its subsidiaries after the Reorganization, unless otherwise indicated. For more information on the Reorganization see, "Business—Our Corporate Structure and the Reorganization".

        The Reorganization was effected between entities which were under the common control and common management of our principal shareholders for all periods for which financial statements are presented. Our consolidated combined financial statements are presented in accordance with IFRS as issued by IASB on a combined basis after giving effect to the Reorganization. IFRS provides no guidelines for the preparation of consolidated combined financial statements, which are therefore subject to the rules given in International Accounting Standards (IAS) 8.12. These rules require consideration of the most recent pronouncements of other standard-setting bodies, other financial reporting requirements and recognized industry practices. As such, as described in Note 1.3 to our audited consolidated combined financial statements and Note 1.2 to our unaudited interim consolidated combined financial statements, we applied the "predecessor accounting approach" in accordance with the rules on accounting for business combinations under common control in consolidated combined financial statements to the entities under the common control of our principal shareholders that were the subject of the Reorganization. This means that the assets and liabilities of the entities and businesses acquired as part of the Reorganization included in our audited consolidated combined financial statements correspond to the historical amounts in the individual financial statements of combined entities (i.e., predecessor values). Accordingly, any consideration given or received in relation to the transactions forming part of the Reorganization is recognized directly in equity as withdrawals or contributions at the time of the transfer.

        As certain transactions forming part of the Reorganization had not occurred as of the fiscal year ended November 30, 2016, our audited consolidated combined statement of financial position as of the fiscal year ended November 30, 2016 does not reflect all of the consideration paid in connection with the Reorganization. Further, assets and liabilities and the historic impact on profit and loss of each entity or business acquired as part of the Reorganization (i.e., Molino Cañuelas S.A., Molinos Florencia S.A., Molino Americano S.A. (Argentina), Molinos Puntanos S.A., Megaseed S.A, Compañia Argentina de Granos S.A. and Cañuelas Pack S.A.) were reflected in our audited consolidated combined financial statements even though the acquisition of certain entities or businesses did not occur until after our fiscal year ended November 30, 2016. All of the transactions undertaken in connection with the Reorganization were completed as of May 31, 2017, and our unaudited interim consolidated combined statement of financial position of May 31, 2017 reflects all of the consideration paid in connection with the Reorganization.

Cargill Acquisition

        On August 31, 2016, we completed the acquisition of certain assets including seven mills in Argentina, which we refer to as the Trigalia mills or Trigalia, from Cargill S.A.C.I., or Cargill, which we refer to as the Cargill Acquisition, for total cash consideration of AR$736 million. We analyzed the significance of the Cargill Acquisition pursuant to Rule 3-05 of Regulation S-X under the Securities Act, or Rule 3-05, and determined that we need not include separate financial statements or pro forma financial information for the business acquired in connection with the Cargill Acquisition. For a variety of reasons, however, we were unable to obtain (and include in our analysis) complete financial statements for the acquired business that would enable us to conduct a full significance analysis under Rule 3-05. As a result, we sought and obtained a waiver from the SEC pursuant to Rule 3-13 under Regulation S-X. For further information on the Cargill Acquisition, see "Prospectus Summary—Cargill Acquisition".

Adjusted Segment EBITDA

        Adjusted Segment EBITDA refers to a segment's share of our line item results from operations before financing and taxation before depreciation and amortization. Adjusted Segment EBITDA excludes certain items that are not considered part of our Company's core operating results. Specifically, finance income, finance cost and exchange differences are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of our Company.

        Although Adjusted Segment EBITDA is commonly viewed as a non-IFRS measure in other contexts, pursuant to IFRS 8, Adjusted Segment EBITDA is treated as an IFRS measure in the manner in which we utilize this measure. We use Adjusted Segment EBITDA for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe it reflects current core operating performance and provides an indicator of the segment's ability to generate cash.

Non-IFRS Information

Total Adjusted Segment EBITDA

        Total Adjusted Segment EBITDA is a non-IFRS financial measure defined as earnings (profit or loss for the year) before interest expense, exchange differences, taxes, depreciation and amortization and gains on acquisition of businesses.

        Total Adjusted Segment EBITDA is not defined under IFRS and has important limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example, Total Adjusted Segment EBITDA:

  •
  excludes certain tax payments that may represent a reduction in cash available to us;

  •
  does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

  •
  does not reflect changes in, or cash requirements for, our working capital needs;

  •
  does not reflect the significant interest expense, or the cash requirements, necessary to service our debt; and

  •
  does not include gains on acquisition of businesses.

        Our management believes Total Adjusted Segment EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from profit for the year in arriving at Total Adjusted Segment EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired.

        Total Adjusted Segment EBITDA should not be considered as an alternative to, or more meaningful than, profit for the year from operating activities as determined in accordance with IFRS or as an indicator of our operating performance.

        Total Adjusted Segment EBITDA may not be the same as similarly titled measures used by other companies.

        We have included the calculations of Total Adjusted Segment EBITDA to the nearest corresponding IFRS measure for all the periods presented. For a reconciliation of Total Adjusted Segment EBITDA, see "Summary Consolidated Combined Financial Data—Non-IFRS Information—Total Adjusted Segment EBITDA".

Net Debt to Total Adjusted Segment EBITDA

        We define Net Debt as total borrowings less cash and cash equivalents. We believe that the presentation of Net Debt and the ratio of Net Debt to Total Adjusted Segment EBITDA, both of which are non-IFRS financial measures, provide useful information to investors because our management reviews Net Debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage. We use the ratio of Net Debt to Total Adjusted Segment EBITDA as one of our principal measures of capital management.

        Net Debt and Net Debt to Total Adjusted Segment EBITDA should not be considered as an alternative to, or more meaningful than, borrowings as determined in accordance with IFRS.

        Net Debt and Net Debt to Total Adjusted Segment EBITDA may not be the same as similarly titled measures used by other companies.

        For a reconciliation of Net Debt to the nearest corresponding IFRS measure, see "Summary Consolidated Combined Financial Data—Non-IFRS Measurement—Net Debt to Total Adjusted Segment EBITDA".

        We believe that the foregoing non-IFRS financial measures, when considered together with our IFRS financial results and IFRS measures, provide management and investors with a more complete understanding of our operating results, including underlying trends. We present those non-IFRS measures in order to provide supplemental information that we consider relevant for the readers of our consolidated combined financial statements included in this prospectus, and such information is not meant to replace or supersede any IFRS measures.

Inflation

        We have determined that currently the Peso does not qualify as a currency in a hyperinflationary economy according to the guidelines in IAS 29 Financial Reporting in Hyperinflationary Economies whereby financial information recorded in a hyperinflationary currency is adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, the financial information included herein were not restated into constant currency. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Trends and Factors Affecting Our Results of Operation—Inflation". Notwithstanding the above, in recent years, certain macroeconomic variables affecting our business, such as the cost of labor, the exchange rate of the Peso to U.S. Dollars and costs of sales associated with inputs necessary to run our business that are denominated in Pesos, have experienced significant annual changes, which, although they may not surpass the levels established in IAS 29, are significant and should be considered in the assessment and interpretation of our financial performance reported in this prospectus. See "Risk Factors—Risks Related to Argentina—Continuing inflation may have an adverse effect on the Argentine economy, and, as a consequence, on our business, results of operation and financial condition". Argentine inflation could therefore affect the comparability of the different periods presented herein.

Market Data and Other Information

        Market data used throughout this prospectus were derived primarily from reports prepared by The Nielsen Company South America, which we refer to as Nielsen, and CCR S.A., which we refer to as CCR. Data attributed to Nielsen or CCR is extracted from reports by Nielsen and CCR which are periodically reviewed by management. These reports are prepared on the basis of estimates and generally accepted statistical procedures on information that is not always within the control of Nielsen and CCR. Further, some of these practices and procedures are subject to estimation and margin of error inherent in statistical analysis. In addition, these studies only cover certain distribution channels, and, as such, may not reflect the totality of the market. The reports referenced in this prospectus include the NRI report on flour from November 2016, or the 2016 Nielsen Flour Report, the NRI report on ready-mixed products from November 2016, or the 2016 Nielsen Ready-Mixed Products Report, the NRI report on bread crumbs from November 2016, or the 2016 Nielsen Bread Crumb Report, the NRI report on pasta from November 2016, or the 2016 Nielsen Pasta Report, and together with the 2016 Nielsen Bread Crumb Report, the 2016 Nielsen Ready-Mixed Products Report and the 2016 Nielsen Flour Report, the 2016 Nielsen Reports. The reports referenced in this prospectus also include the NRI report on flour from March 2017, or the March 2017 Nielsen Flour Report, the NRI report on ready-mixed products from March 2017, or the March 2017 Nielsen Ready-Mixed Products Report, the NRI report on bread crumbs from March 2017, or the March 2017 Nielsen Bread Crumb Report, the NRI report on pasta from March 2017, or the March 2017 Nielsen Pasta Report, and together with the March 2017 Nielsen Bread Crumb Report, the March 2017 Nielsen Ready-Mixed Products Report and the March 2017 Nielsen Flour Report, the March 2017 Nielsen Reports. We refer to the March 2017 Nielsen Reports and the 2016 Nielsen Reports together as the Nielsen Reports.

        The reports referenced in this prospectus also include the CCR audit report for vegetable oil from November 2016, or the 2016 CCR Vegetable Oil Report, and the CCR audit report for biscuits from November 2016, or the CCR 2016 Biscuit Report, and, together with the 2016 CCR Vegetable Oil Report, the 2016 CCR Reports. The reports referenced in this prospectus also include the CCR audit report for vegetable oil from April 2017, or the April 2017 CCR Vegetable Oil Report, and the CCR audit report for biscuits from March 2017, or the March 2017 CCR Biscuit Report, and, together with the April 2017 CCR Vegetable Oil Report, the March/April 2017 CCR Reports. We refer to the March/April 2017 CCR Reports and the 2016 CCR Reports together as the CCR Reports.

        In addition, certain statistical and factual information in this prospectus was derived from government reports and publications. Other information presented in the sections entitled "Industry" and "Summary" was derived from certain industry publications such as Euromonitor International, which we refer to as Euromonitor, or other public sources such as the United States Department of Agriculture's November 9, 2016 report on World Agricultural Supply and Demand Estimates, which we refer to as the 2016 USDA Report. Other information was derived from the Global Delivery and Takeaway Food Market 2016-2020 report, the Global Frozen Ready Meals Market 2016-2020 report, and Global Quick Service Restaurants Markets 2016-2020 report, each as provided by Technavio, hereafter the Technavio Reports. All data derived from Euromonitor in this document is based upon the report titled Passport Package Food 2017 Edition. All sales metrics therein refer to sales values at retail value and all volume metrics refer to retail sales volume. In all data attributed to Euromonitor, packaged food includes the Euromonitor categories of bread, pasta, pastries, sweet biscuits and savory biscuits. In addition, all references to biscuits, cookies and crackers in the Euromonitor data provided includes the Euromonitor categories of savory biscuits and sweet biscuits.

        Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, neither we, the selling shareholders, the international underwriters, nor any of our or their respective affiliates has independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.

        On January 8, 2016, Decree No. 55/2016 was issued by the federal government declaring a state of administrative emergency on the national statistical system and on the Instituto Nacional de Estadística y Censos, which we refer to as the National Statistics and Census Institute, or INDEC, until December 31, 2016. INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized. After the process of reorganization, on June 16, 2016, INDEC began releasing official measurements of its primary indication of inflation, the Consumer Price Index (Índice de Precios al Consumidor), or CPI, which is the general index of prices for the city of Buenos Aires and surrounding areas. INDEC reported that the monthly CPI increase in 2016 was 4.2% in May, 3.1% in June, 2.0% in July, 0.2% in August, 1.1% in September, 2.4% in October, 1.6% in November, and 1.2% in December. Further, the monthly CPI increases in 2017 were 1.3% in January, 2.5% in February, 2.4% in March, 2.6% in April, 1.3% in May and 1.2% in June. INDEC has also published inflation figures for the Domestic Wholesale Price Index (Índice de Precios Internos al por Mayor, or IPIM) for 2016, reporting monthly increases of 9.0% in January, 5.0% in February, 2.4% in March, 1.5% in April, 3.6% in May, 2.9% in June, 2.7% in July, 0.4% in August, 0.4% in September, 0.6% in October, 1.1% in November and 0.8% in December, respectively, and increases in 2017 of 1.5% in January, 1.7% in February, 0.9% in March, 0.5% in April, 0.9% in May and 1.9% in June. The IPIM for the year ended December 31, 2016 showed an annual increase of 34.5%. The IPIM for the six-month period ended June 30, 2017 increased by 7.4%. In addition, on June 29, 2016, INDEC published

x

revised gross domestic product, or GDP, data for 2004 through 2015 based on constant 2004 prices. For more information on the inflation statistics see, "Risk Factors—Risks Related to Argentina—Continuing inflation may have an adverse effect on the Argentine economy, and, as a consequence, on our business, results of operation and financial condition".

General

        In this prospectus, when we refer to:

  •
  "Peso", "Pesos", or "AR$", we mean Argentine Pesos, the lawful currency in Argentina;

  •
  "U.S. Dollar", "U.S. Dollars", or "US$", we mean United States Dollars, the lawful currency of the United States of America;

  •
  "Argentina", we mean the Republic of Argentina;

  •
  "federal government" or the "government", we mean the federal government of Argentina;

  •
  "federal congress", we mean the federal congress of Argentina; and when we refer to

  •
  "Central Bank", we mean the Central Bank of Argentina.

        Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. Dollars at the venta de divisas exchange rate reported by the Banco de la Nación Argentina for May 31, 2017, which was AR$16.10 to US$1.00. We make no representation that the Peso or U.S. Dollar amounts actually represent or could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. For a further description of the exchange rate of the Peso to the U.S. Dollar, see "Exchange Rates and Exchange Controls".

        References to fiscal years 2014, 2015 and 2016 are to our fiscal years ended November 30, 2014, 2015 and 2016, respectively.

        Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Measurement Data

        In this prospectus, where we refer to:

  •
  "tonne" or "ton", we mean one metric tonne, which is equal to 1,000 kilograms;

  •
  "kg", we mean kilograms, which is equal to 1,000 grams;

  •
  "g", we mean gram or grams;

  •
  "l", we mean liter or liters, which is equal to 1,000 cubic centimeters;

  •
  "th", we mean thousands;

  •
  "mm", we mean millions;

  •
  "installed milling capacity", we mean the annual capacity of output for a mill assuming no required cessations of operations for maintenance or other reasons;

  •
  "maximum milling capacity", we mean the effective milling capacity of a mill after taking into account the cessation of operations for estimated standard maintenance reasons and other down-time; and

  •
  "CAGR", we mean compound annual growth rate.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class B ordinary shares or ADSs. Before investing in our Class B ordinary shares or ADSs, you should read carefully this entire prospectus for a more complete understanding of our business and the Global Offering, including the sections entitled "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated combined financial statements included elsewhere in this prospectus.

Company Overview

        We are a leading food company with top-of-mind consumer brands such as Cañuelas ( ), Pureza ( ), 9 de Oro ( ), San Agustín ( ), Mamá Cocina ( ), Paseo ( ) and Florencia ( ), in the vegetable oil, flour, biscuits, cookies and crackers, ready-mixed and bread crumb product categories where, according to the Nielsen Reports or CCR Reports, we had market shares of 26.0% (vegetable oil), 41.7% (flour), 34.1% (biscuits sub-category), 27.0% (ready-mixed products) and 25.5% (bread crumbs), respectively, for the year ended November 30, 2016. Our full line of consumer products in our Retail Products segment and Branded Industrial Products segment includes over 600 products and approximately 700 stock keeping units, or SKUs, across seven different product categories.

        We benefit from top-of-mind referential brands, sophisticated food development capabilities and a well-established distribution network. Our operations are supported by strategically located, modern, innovative and efficient production facilities, as well as an extensive sourcing network of farmers located throughout Argentina, one of the world's most productive agricultural areas.

        We operate with the goal of adding value to agricultural products in which Argentina, our primary market and location of our principal sourcing activities, has natural competitive advantages. We achieve this through a history of continued expansion following a strategy of vertical integration. We benefit from having the largest milling capacity in Argentina, according to data from the Argentine Ministry of Agriculture, Livestock and Fishery, Ministerio de Agricultura, Ganadería y Pesca, which we refer to as MAGyP, with an installed milling capacity of 3.12 million tonnes and, according to the Argentine Milling Industry Federation (or FAIM, for the Spanish language acronym for Federación Argentina de la Industria Molinera), we are the largest producer of wheat flour in Argentina, processing over 28.5% of the wheat in Argentina in 2016 and, according to Euromonitor, we are the largest exporter of flour in Argentina, exporting 57.9% of the total wheat flour exported from Argentina in 2016. We market and sell our wheat flour under our Cañuelas, Pureza and Florencia brands in our Retail Products segment and under our Cañuelas, Multi-Harina, Pigue and Adelia Maria brands in our Branded Industrial Products segment.

        Our operations include 21 production facilities located in Argentina, Uruguay and Brazil. We seek to market and sell our value-added retail food products across the region and take advantage of local opportunities in Uruguay, Brazil, Bolivia and Chile to expand our retail and industrial operations while relying on our competitive advantage in sourcing primarily agricultural products from Argentina.

        We source our agricultural products primarily from a network of more than 8,000 farmers, to whom we sell a variety of goods and services to support their production activities primarily in exchange for their agricultural products. Our sourcing activities are conducted through 62 branches, 44 one-stop supply stores and 21 conditioning and storage centers, covering a substantial portion of Argentina's productive agricultural areas, providing us access to large quantities of high quality agricultural products.

        For the fiscal years ended November 30, 2014, 2015 and 2016, we generated AR$19,821 million, AR$22,134 million and AR$32,318 million (US$2,007 million) in total net sales, respectively. Our profit for the year for the fiscal years ended November 30, 2014, 2015 and 2016 was AR$148 million, AR$12 million and AR$864 million (US$54 million), respectively. For the same periods, our Total Adjusted Segment EBITDA was AR$889 million, AR$1,093 million and AR$2,277 million (US$141 million), respectively.

        For the six-month periods ended May 31, 2016 and May 31, 2017, we generated AR$12,803 million and AR$11,441 million (US$711 million), in total net sales, respectively. For the six-month periods ended May 31, 2016 and May 31, 2017 we incurred a loss of AR$351 million and had a profit of AR$49 million (US$3 million), respectively. For the same periods, our Total Adjusted Segment EBITDA was AR$856 million and AR$842 million (US$52 million), respectively.

        We organize our business in three segments: Retail Products, Branded Industrial Products and Agro-Services and Sustainable Sourcing. Together, the operations of these segments span the three main stages of our vertically integrated business model. We call our vertically integrated business model "From Farm to Fork" and consider it a key competitive advantage of our business as it allows us to enjoy a scale that drives efficiencies in food production and the distribution of our retail and branded industrial products and provides us with access to high quality agricultural products for our manufacturing process and stable gross margins of our various products across our three business segments. The charts below highlight the percentage of margin before operating expenses and the percentage of Total Adjusted Segment EBITDA generated by each of our business segments for the fiscal year ended November 30, 2016 and the six-month period ended May 31, 2017.

Percentage of Total Margin Before Operating Expenses by Segment—May 31, 2017	Percentage of Total Adjusted Segment EBITDA by Segment—May 31, 2017

Total Margin Before Operating Expenses for the six-month period ended May 31, 2017 was AR$2,492 million (US$155 million).	Total Adjusted Segment EBITDA for the six-month period ended May 31, 2017 was AR$842 million (US$52 million); total profit for the six-month period ended May 31, 2017 was AR$49 million (US$3 million).
Percentage of Total Margin Before Operating Expenses by Segment—2016	Percentage of Total Adjusted Segment EBITDA by Segment—2016

Total Margin Before Operating Expenses for the fiscal year ended November 30, 2016 was AR$7,236 million (US$449 million).
Total Adjusted Segment EBITDA for the fiscal year ended November 30, 2016 was AR$2,277 million (US$141 million); total profit for the fiscal year ended November 30, 2016 was AR$864 million (US$54 million).

  •
  Retail Products.

        Through our Retail Products segment, we offer more than 200 products from our recognized brands across a variety of categories, including flour, vegetable oil, biscuits, cookies and crackers, ready-mixed flour, bread crumbs, frozen foods and pasta. We market these products under, among others, the following recognized brands in Argentina: 9 de Oro, Pureza, Cañuelas, Mamá Cocina, Multiple, Florencia, San Agustín, Cukis and Paseo, among others, and also under our more recently launched brands such as Pizza Pietro and Horno Casero. We manufacture our retail products in our own production facilities, including our recently completed facility with advanced production technology in Carlos Spegazzini, Argentina, which we refer to as our Spegazzini facility. We sell our retail products to consumers in Argentina and the region through a variety of distribution channels, including large supermarkets (such as Walmart, Carrefour and Cencosud), wholesalers and other third-party distributors, supplemented by smaller points of sale, including gas stations (such as those owned by Shell and YPF) and convenience stores and fast food restaurants (such as McDonald's and Subway). We also produce white label versions of several of our retail products, including flour and vegetable oil, which we sell to key customers as a strategy to deepen our distribution relationships and as an important source of production volume. Our distribution network is organized around the geographical position of our production facilities. We are also developing ready to consume food products which we sell directly to consumers through our Puntos Caliente bakeries and our Pizza Alla Pala restaurant. For the fiscal year ended November 30, 2016, our Retail Products segment generated AR$3,718 million (US$231 million) in net sales or 12% of our net sales to third parties and AR$569 million (US$35 million) of Adjusted Segment EBITDA or 25% of our Total Adjusted Segment EBITDA. For the six-month period ended May 31, 2017, our Retail Products segment generated AR$2,475 million (US$154 million) in net sales or 22% of our net sales to third parties and AR$259 million

(US$16 million) of Adjusted Segment EBITDA or 31% of our Total Adjusted Segment EBITDA. Below is an image of our recent and upcoming product launches:

Historical Product Launches

  Retail Product Market Opportunities

        New trends in consumption, the expanding role of women in modern life and the trend toward healthier eating habits, are among the challenges that we face as a company. We believe that our market and consumer understanding will give us the opportunity to fulfill the needs of consumers with our extensive portfolio. We seek to develop products that become solutions for, and partners in the kitchen with, today's women. We believe we offer the modern woman numerous solutions to feeding her family, combining homemade qualities, nutritious options, practicability and healthfulness, while also allowing home cooks to add their own personal touches. We recognize that these home cooks are not only moms, but also wives, co-workers and friends, who enjoy nourishing their family and enjoy free time for themselves, as well. It is for these women that we target many of our branded retail food products.

  •
  As the charts below show, the market for our retail products has experienced steady and positive growth in the region and in Argentina despite swings in economic activity.

  •
  Within the packaged foods category, which comprises most of the products we sell in our Retail Products segment, the convenience food category involving ready meals, meal kits and pizzas has been growing at rates between 7.0% and 7.6% in the region and between 7.8% and 10.7% in Argentina from 2012 to 2016, according to Euromonitor. Additionally, within the convenience food category, pizza has had a 10.1% CAGR in Argentine sales from 2012 to 2016, according to Euromonitor. In Argentina, the growth in sales of packaged foods from 2012 to 2016 was primarily driven by a combination of marginal growth in consumption per capita and an increase in population.

  •
  According to Technavio, the frozen foods market grew at a 2.6% rate globally in 2016 and is expected to accelerate to 3.2% growth by 2020. According to the article titled "Combo anticrisis: pizzas y empanadas, los ganadores de una industria con hambre de reactivación," which was published on May 24, 2017 in one of the leading Argentine newspapers, La Nación, the frozen pizza market in Argentina has grown significantly in recent years, increasing units sold from 2.5 million to 5.5 million in the last two years. While no statistics are available about growth in the frozen foods market in the countries in which we operate, the frozen food category is significantly less developed vis-à-vis other regions and, as a result, we believe, offers higher growth potential. Our recently launched frozen foods category seeks to capitalize on the growth of the frozen food market, including offerings of ready-to-consume products such as pastries, croissants and pizzas.

  •
  With our direct-to-consumer distribution formats such as Puntos Calientes and our recently opened restaurant Pizza Alla Pala, we seek to capitalize on the growth of quick service restaurants and takeaway food markets. According to Technavio, global quick service restaurants' sales grew at a rate of 3.5% in 2016, and are expected to accelerate to 4.5% growth by 2020. While no statistics are available about the growth of quick service restaurants and takeaway food models in specific markets in which we operate, the drivers typically viewed as contributing to this growth, such as a more hectic lifestyle and the need to save time in traffic, are present in all of our markets.

  •
  We intend to develop a franchise model for our restaurant Pizza Alla Pala once we have refined our product offering and business model. According to the article titled "Las franquicias se preparan para dar otro salto en 2017," which was published on December 31, 2016 in one of the leading Argentine newspapers, Clarín, the number of franchise brands in Argentina is expected to grow by 20% in 2017. Furthermore, according to the May 24, 2017 La Nación article mentioned above, approximately 40% of the franchises in Argentina are related to the food business, with a strong representation of pizza and empanadas. This franchise model would allow for the development of a direct-to-consumers distribution model with low investment and the potential to generate a steady stream of service fees in addition to the sale of our frozen products.

Regional(1) Packaged Food Sales ('000 Tonnes)	Argentina Packaged Food Sales ('000 Tonnes)

Source: Euromonitor, IMF and INDEC	Source: Euromonitor, IMF and INDEC
(1)
Includes Argentina, Bolivia, Brazil, Chile and Uruguay

Regional(1) Convenience Food Sales (mm kg)	Argentina Convenience Food Sales (mm kg)

Source: Euromonitor, IMF and INDEC	Source: Canadean
(1)
Includes Argentina, Bolivia, Brazil, Chile and Uruguay

        For further information on the CAGR amounts presented above, please see "Industry—Industry Overview—Packaged Food Industry" and "—Prepared Meals Market Trends".

  •
  Branded Industrial Products.

        The main focus of our Branded Industrial Products segment is to supply inputs to our Retail Products segment, as well as to third-party branded industrial product customers. We sell flour, ready-mixed flour and additives through our Cañuelas, Florencia, Multi-Harina, Adelia María, Favorita, Leticia, Terminada, Rosafe, San Agustín and Pigüé brands. We manufacture our branded industrial products in our 21 production facilities in the region as well as two third-party production plants in Argentina. According to FAIM, during 2016, we processed over 28.5% of the total volume of wheat processed in Argentina, making us the largest wheat flour producer in the country. Following the Cargill Acquisition, we now possess an installed milling capacity of approximately 3.12 million tonnes per year, according to MAGyP. In addition, according to Euromonitor, we are the largest exporter of flour in Argentina by volume, exporting 233,813 tonnes during 2016, representing 57.9% of the total flour exported in Argentina during 2016. Our Branded Industrial Products segment also includes our packaging production operation through the packaging business acquired from Cañuelas Pack S.A., which we use to differentiate our products through innovative and technologically advanced packaging. The chart below shows the evolution of our installed milling capacity.

 Installed Milling Capacity

        For the fiscal year ended November 30, 2016, our Branded Industrial Products segment generated AR$12,738 million (US$791 million) in net sales, of which AR$11,281 million, or 35% of our total net sales, consisted of net sales to third parties, and AR$1,137 million (US$71 million) in Adjusted Segment EBITDA, or 50% of our Total Adjusted Segment EBITDA. For the six-month period ended May 31, 2017, our Branded Industrial Products segment generated AR$4,600 million (US$286 million) in net sales, of which AR$3,690 million, or 32% of our total net sales, consisted of net sales to third parties, and AR$248 million (US$15 million) in Adjusted Segment EBITDA, or 29% of our Total Adjusted Segment EBITDA. The following map shows the locations of our production plants, distribution centers and commercial offices for our branded industrial products:

        The following charts show production for Argentine wheat milling production as well as Argentine exports and local flour sales from 2014 to 2016:

Argentine Wheat Milling Production	2016—Argentine Wheat Milling Production Ranking

Source: FAIM & INDEC
(1)
Acquired by the Company as part of the Cargill Acquisition

Argentine Exports of Flour	Argentine Sales of Flour

Source: FAIM & INDEC	Source: FAIM & INDEC
(1)
Acquired by the Company as part of the Cargill Acquisition

        For a further description of the CAGR rates described above, see "Industry—Argentina's Grain and Milling Industry—Argentina's Production and Export of Grains".

        Agro-Services and Sustainable Sourcing.    Through our Agro-Services and Sustainable Sourcing segment, we source agricultural products in which Argentina, the location of our primary sourcing activities, enjoys significant competitive advantages, with the main objective of ensuring the consistent supply of agricultural products to our other business segments at the lowest cost and highest quality possible. We foster and preserve direct contact and strong relationships with farmers through our Agro-Services business which acts as a one-stop supplier for farmers in our network providing a variety of products and services, including agricultural supplies such as seeds, fertilizers, farm machinery and other goods, as well as services such as insurance brokerage and, in each case, mostly in exchange for agricultural products. As of the date of this prospectus, we operate 62 branches, 44 one-stop supply stores and 21 conditioning and storage centers located across ten provinces in Argentina, offering convenience to farmers and providing our sourcing business with ready access to a substantial portion of Argentina's productive agricultural area. We also offer drying, storage and conditioning services to our farmers through our 21 conditioning and storage centers which facilitate the geographic distribution of our sourcing operations.

        The following map shows the location of our Agro-Service and Sustainable Sourcing segment facilities:

Geographic footprint of our sourcing network

San Francisco
Rio Primero
Jesus Maria
Sacanta
Marcos Juarez
Cordoba
Bell Ville
Villa Maria
Inriville
Alcira Gigena
Etruria
Coronel Baigorria
Charras
Rio Cuarto
Las Acequias
Sampacho
La Carlota
Justo Daract
Washington
Canals
Villa Mercedes
Coronel Moldes
Adelia Maria
Monte De Los Gauchos
Vicuna Mackenna
Pueblo Italiano
General Levalle
Villa Valeria
Alejo Ledesma
Laboulaye
Jovita
Huinca Renanco
Realico
Hilario Lagos
Intendente Alvear
Salta
Tucuman
San Pedro De Guasayan
Charata
Pres. Rogue Saenz Pena
Avia terai
Pinedo
Gancedo
Bandera
Ricardone
Venado Tuerto
Vedia
Gualeguay
Gualeguaychu
General Pinto
Lincoln
San Antonio De Areco
TLP - Zarate
Lobos
Capilla Del Senor
General Belgrano
Cabred
Saladillo
De Bary
Pehuajo
Chivilcoy
Daireaux
Casbas
Azul
Coronel Suarez
Tandil
Balcarce
Gonzalez Chaves
Necochea
Tres Arroyos
Pigue
Coronel Pringles
Bahia Blanca
Main production region
Commercial branches
One-stop supply stores
Storage plants

        We also export a portion of our excess agricultural goods through a port we operate, which is located in Las Palmas on the right bank of the Paraná River in northeastern Argentina and offers significantly reduced travel times on the Paraná River, resulting in a competitive advantage when compared to ports further upstream. Our port exports both containers and agricultural products and we benefit from its use to export products for all three of our business segments. We expect to continue to use the Las Palmas port to further increase our exports into Brazil and other countries in the region. We are also planning the development of an industrial park in Argentina, which we refer to as the Five Nations Industrial Park, next to the Las Palmas port, through which we will seek to attract businesses such as other consumer food product producers that may benefit from the competitive advantages created by our sourcing operations, food product manufacturing capability, distribution network in Argentina and export capacity through the Las Palmas port. For further information, see "Business—New Projects and Investments—Five Nations Industrial Park". For the fiscal year ended November 30, 2016, our Agro-Services and Sustainable Sourcing segment generated AR$23,284 million (US$1,446 million) in net sales of which $17,318 million, or 54% of our total net sales, consisted of net sales to third parties and AR$571 million (US$35 million) in Adjusted Segment EBITDA, or 25% of our Total Adjusted Segment EBITDA. For the six-month period ended May 31, 2017, our Agro-Services and Sustainable Sourcing segment generated AR$8,071 million (US$501 million) in net sales of which $5,276 million, or 46% of our total net sales, consisted of net sales to third parties and AR$335 million (US$21 million) in Adjusted Segment EBITDA, or 40% of our Total Adjusted Segment EBITDA.

        The following charts describe wheat production and yields for countries in the region in which we operate for the period from 2014-2017.

Wheat Production by Country

Source: 2016 USDA Report

Wheat Yield by Country

Source: 2016 USDA Report

Production vs Consumption

Source: 2016 USDA Report

Key Strengths

        Referential brands and strong market share in many of our retail products.    Our referential brands are among the most well-known and traditional names in Argentina. Certain of these referential brands, notably 9 de Oro, can be found in all major retailers in Argentina and, we believe as a result, in nearly every household in the country. Complementing our brand portfolio in our biscuits, cookies and crackers segment, we offer crackers under our Paseo brand and cookies under our Cukis brand. We believe our flour products sold under our market-leading brands Pureza and Cañuelas are chosen by customers for their perceived high quality and healthiness and reputation for innovation through the various types of ready-mixed flours we offer. In vegetable oils, our Cañuelas brand enjoys positioning as a premium product and is recognized for its quality, superior packaging and healthy attributes. Our ready-mixed product portfolio includes flour mixes under the Pureza and Mamá Cocina brands. Other brands include San Agustín, Florencia and Múltiple. We believe that our focus on providing consumers with products that offer them solutions helps us maintain and strengthen our brands' top-of-mind recognition. Part of our brand strength is reflected in strong market share across our various product categories. For example, in Argentina, according to Nielsen Reports and CCR Reports, using annual market share measured through November 30, 2016, we had market shares in Argentina of 26.0% (vegetable oil), 41.7% (flour), 34.1% (biscuits sub-category), 27.0% (ready-mixed products) and 25.5% (bread crumbs). As of March 31, 2017 according to Nielsen and CCR Reports, we had market shares in Argentina of 36.8% (flour), 36.2% (biscuits sub-category), 24.0% (ready-mixed products) and 26% (bread crumbs). We had a market share of 26.0% for vegetable oil as of April 30, 2017.

        Well-established distribution network for our Retail Products segment, which provides significant opportunities to expand product sales in Argentina and the region.    We have developed a strong distribution network for our Retail Products segment, including major retailers in the countries in which we operate, and we believe we are able to leverage these relations to further expand regionally. We distribute our retail products through a wide variety of retail and other distribution channels, including some of the largest supermarkets in Argentina (such as Cencosud, Walmart and Carrefour), third-party distributors and other retailers such as small stores and fast food venues (including McDonald's and Subway) and gas stations (such as those owned by Shell and YPF). We believe our distribution network provides us with significant cross-selling opportunities that allow us to introduce new products under existing or new brands. For example, our distribution network allows us to launch products made from newly sourced agricultural products, such as rice crackers, and effectively reach customers. Similarly, we supply frozen food products for McDonald's in Uruguay and flour to Walmart in Chile. Moreover, we believe we have developed an extensive frozen distribution channel which includes affiliated refrigerated car services and intermediate refrigerated storage warehouses, allowing us to expand the reach of our frozen food product operations.

        Well positioned to capture expected growth opportunities in Argentina and the region.    We believe our strong position in all three of our business segments is driven by, among other things, the economies of scale we have achieved, our longstanding relationships with a network of suppliers and customers, our significant production and sourcing capacity, our commitment to technological development, and our experience in the food business. We regularly seek to implement technological innovations in production processes in order to improve efficiency, maintain our operational excellence and develop new solutions for our customers. As a result, we have significantly improved our productivity and operating costs in recent years as evidenced by our increased installed milling capacity and increased production capacity of our food production facilities. Our cost-effective and technologically advanced production processes make our products high quality and cost-competitive and provide stable cash-flow even during economic downturns, particularly as many of our products are basic staples of our consumers' diets.

        Competitive advantage based on our access to Argentina's high quality primary agricultural products at the lowest cost.    Our sourcing operations are primarily located in Argentina, which benefits from significant environmental, climatic and agricultural advantages relative to the rest of the region, including the relatively high fertility and productivity of its soil. This strategic advantage, together with the strength of our supply chain, provides us access to a stable and secure supply of high quality agricultural products at competitive prices. In addition, we believe that the scale of our sourcing and industrial food operations makes us the preferred business partner to the more than 8,000 farmers that sell their agricultural products to us and to other producers of retail products who buy our industrial food products. The scope of our sourcing capacity allows us to maximize the value of the agricultural products that we source, by directing them to the most profitable uses in our production processes and sales activities. We also benefit from our extensive infrastructure, including our conditioning and storage centers distributed across a substantial portion of Argentina's productive agricultural area.

        Vertically integrated business model.    Our involvement in each step of the value chain allows us to achieve economies of scale, save on costs, ensure the highest product quality and increase revenues through product innovation involving high levels of technology and automation. We also seek to enhance customer and producer loyalty through the reliability of the services offered in our sourcing business, the recognized quality of our products and the reach of our distribution network. At the same time, our vertical integration gives us a greater knowledge of trends in consumer demand and allows us to recognize market opportunities for future growth. For example, we developed a high oleic vegetable oil in hand with the cultivation of high oleic sunflower seeds by a select group of our most loyal farmers, which, following a testing period, was launched into production for processing in our industrial facilities. We packaged this new oil with our differentiated packaging and sold it under our well-recognized Cañuelas brand so as to offer a premium oil for health conscious customers. Similarly, our recently launched frozen food products line leverages the high quality of our flour, the advanced technology of our Spegazzini facility and the established distribution network of our existing retailers to reach end customers. The scale in every step of our production and distribution processes allows us to test new products and ideas without compromising significant additional resources and improving the speed to market and marginal returns.

        Business model naturally hedged to currency fluctuations and prices of agricultural products.    Historically, we have been able to increase the price of the food and agricultural products we sell to match increases, in U.S. Dollar terms, of our raw materials. As a result, prices for our retail products in our principal market of Argentina have historically recovered in U.S. Dollar terms following sharp movements in the international prices of agricultural products or the exchange rate of the Peso. These price increases have helped protect our profitability, in U.S. Dollar terms, from the effects of fluctuations in the prices of agricultural products or the devaluation of the Peso. Additionally, approximately 37% and 30.4% of our net sales in 2016 and the six-month period ended May 31, 2017, respectively, were exports, which are priced in U.S. Dollars and based on the international prices of the agricultural products we buy.

        Inelastic demand for our products.    Most of our products constitute staples of the standard consumer basket of food products. As a result, demand for our products has proven to be somewhat resistant to economic downturns as demand has remained stable in spite of reduced spending power on the part of customers. Similarly, the relatively resilient demand for our products has allowed us to adjust our prices by closely following movements in prices of agricultural products, thereby helping to preserve our margins.

        We benefit from an experienced management team with a successful track record of value creation.    Our executive officers have extensive experience in the food industry and have a track record of improving operating efficiency and managing costs. Our management team and other professionals are highly trained, and we have a results-oriented corporate culture that is focused on reducing operating costs and increasing revenues through a continuous focus on process improvement. We operate under a group of principles and tools that we believe constitute a proven methodology to maximize management effectiveness. This process implies a long-term commitment to measure, administer and improve our main processes. The goal of this process is to meet or exceed customers' expectation with the optimal use of our resources.

Business Strategy

        Our mission is to add value to the agricultural products we source in which Argentina has a natural competitive advantage compared to the region. We seek to execute our mission through a vertically integrated business model that focuses on innovation and seeks to capture market opportunities through the launch of new products and the penetration of new markets.

        We believe the strength of our vertically integrated business model and our new business evaluation criteria help us to achieve synergies between our new products and our existing businesses. We aim to launch products where we can achieve cost leadership, quality recognition and a strong position in market share. The evaluation criteria that forms our business strategy framework is illustrated in the chart below.

        The three growth vectors that comprise our business strategy are:

        Continue to introduce new products in our existing product categories.    Our research and development operations are constantly working to bring new and innovative products that leverage the strength of our existing brands and cost efficiencies while responding to growing consumer demand for healthy and convenient retail products. For example, we were the first Argentine food company to sell flour fortified with vitamins (before legislation was passed making it mandatory for all producers) as well as value-added flour products with natural yeast, including pre-mixed pizza dough, under our Pureza brand. Similarly, we recently launched rice crackers under our Retail Products segment to meet consumer demand while maximizing the sourcing opportunities available in our Agro-Services and Sustainable Sourcing segment. We have also launched a line of high-oleic sunflower oil which leverages the strength of our Cañuelas brand and the depth of our sourcing network. We may further build upon our success in the frozen food and food service business by potentially increasing the size of our Spegazzini facility, which uses highly automated production processes. Our frozen product line is currently launching ready-made products, such as doughnuts and muffins.

        Continue to diversify into new product categories by leveraging on the strengths of each of the steps of our production process.    We believe that our integrated supply chain in conjunction with our experience in Retail Products allows us to successfully take new products from idea to execution phase swiftly and effectively. More recently, in 2016 we expanded into the frozen food business line through new direct-to-consumer retail products under our Mamá Cocina brand. Following construction, our Spegazzini facility started producing and commercializing frozen food products (including pre-baked bread, croissants and pizzas) through retailers and food services stores, all of which we intend to distribute through our existing frozen distribution channel.

        Continue to increase our market presence in the region.    We believe that our existing distribution network, our efficient production processes and high quality products make it easier for us to rollout new products in the region for which there might be significant demand. In particular, we plan to leverage our distribution network with Cencosud, Walmart and Carrefour to introduce new products in the region. Similarly, in Uruguay, we are currently present through various recognized brands and we expect to launch new retail products. In Brazil, we intend to use our experience in flour production and branded industrial products sales to commercialize branded consumer food products reformulated to match the tastes of the Brazilian market. We also plan to foster our commercial efforts in Chile and Bolivia by integrating the supply chain from our food production facilities located in the northern and western parts of Argentina and exporting tailor made products into both countries through our existing commercial offices. As part of these efforts, we will seek to leverage our existing relationships with customers with which we already do significant business in Uruguay and Chile. In addition, following the increase in milling capacity resulting from our recent Cargill Acquisition, we will seek to source more agricultural products in order to increase the production of our retail and branded industrial products and commercialize such products from our Retail Products and Branded Industrial Products segments into Brazil, Chile, Uruguay and Bolivia. In addition, we are planning the development of Five Nations Industrial Park right next to the Las Palmas port in Argentina, through which we will seek to attract businesses, such as other consumer food product producers, that may benefit from the competitive advantages created by our sourcing operations, product manufacturing capabilities, distribution network in Argentina and export capacity through the Las Palmas port. We expect to continue to identify and opportunistically open new markets in countries or regions where we believe we have commercial, productive and/or logistical competitive advantages.

        We believe that the combination of our business strengths with our innovative product development strategy helps us to fulfill the changing needs of our customers while leveraging the efficiencies offered by our distribution model and vertically integrated production process. These capabilities are reinforced by our competitive advantage and generate steady and healthy financial returns. The following chart illustrates our integrated business model.

The Integrated Cycle of Our Business Model

Investments

        We continuously make investments in our business to support our growth. Most recently, we have built our frozen product line facility in Carlos A. Spegazzini and also acquired Cargill's seven mills in Argentina.

Frozen Food Product Line Facility in Carlos A. Spegazzini, Argentina

        We recently invested over US$100 million in our modern and technologically-advanced Spegazzini facility. The facility's production lines and equipment serve our frozen food, biscuits, cookies and crackers and bread crumbs products business lines in our Retail Products segment and cover dough preparation and the storage of frozen food products through technologically-advanced hybrid automated lines for the production of both dry and frozen retail products including pizzas, bread for a variety of uses, croissants and pastries, muffins, doughnuts, crackers and bread crumbs. As the sales volume of our products produced in our Spegazzini facility continues to grow, we may plan an increase in its production capacity.

Cargill Acquisition

        On August 31, 2016, we completed the Cargill Acquisition through which we acquired seven operating mills in Argentina, which have an installed milling capacity of 1.57 million tonnes of wheat per year. These mills have high fixed costs and low variable costs through which we believe we will experience significant synergies once they commence operations at full capacity as part of our Branded Industrial Products segment. The Cargill Acquisition offers us strategic benefits and the potential to realize what we believe will be significant synergies in part due to the geographic complementarity of the milling assets acquired with those we already own. Due to the costs currently associated with transportation, our mills in Argentina are economically attractive to our network of farmers. The mills acquired in the Cargill Acquisition resulted in little or no overlap with the geographic location of our existing mills. We believe that the additional capacity created by the Cargill Acquisition provides us with an opportunity to direct more of our industrial flour output in Argentina towards exports to other countries in the region, especially Brazil. The reliable supply of our Agro-Services and Sustainable Sourcing business as well as our extensive network of clients for our Branded Industrial Products segment and the growing demand of our Retail Products segment will allow us to improve the utilization rate of these mills in order to maximize their output and improve efficiency. We further believe that our logistical operations and our track record in operational efficiencies will improve output at the newly acquired mills over time.

        At the time of acquisition, the acquired mills had been operating at an average of 47.5% of their installed milling capacity for the eight-month period ended August 30, 2016. For the period from the closing of the Cargill Acquisition through November 30, 2016, the business comprised in the Cargill Acquisition contributed AR$570 million (US$35 million) and AR$96 million (US$6 million), respectively, to the net sales and Adjusted Segment EBITDA of our Branded Industrial Products segment.

        For the six-month period ended May 31, 2017, the businesses comprised in the Cargill Acquisition contributed AR$994 million (US$62 million) and AR$47 million (US$3 million), respectively, to the net sales and Adjusted Segment EBITDA of our Branded Industrial Products segment.

Certain Operational and Financial Metrics

        The following sets forth certain operational and financial metrics that we use in evaluating our business and results of operation:

	For the Six-Month Period Ended May 31,	For the Fiscal Year Ended November 30,
	2017	2016	2015	2014
Argentina Increase (decrease) in GDP	N/A	(2.30)%	2.65%	(2.51)%
Retail Products Segment
Sales Volume (tonnes)	173,504	398,185	402,315	411,956
Retail Products Production (tonnes)	181,472	350,151	327,453	325,678
Total Retail Products Plants(1)	8	8	8	6
Installed Capacity (tonnes)(9)	243,150	486,300	446,114	426,755
Average Installed Capacity Utilization Rate(2)	74.6%	72.0%	73.4%	76.3%
Net Sales (thousands of pesos)(8)	2,474,779	3,717,638	2,460,545	2,392,602
Margin Before Operating Expenses (thousands of pesos)	614,450	1,398,838	692,774	733,393
Margin Before Operating Expenses / Net Sales	24.8%	37.6%	28.2%	30.7%
Adjusted Segment EBITDA(3) (thousands of pesos)	259,331	568,793	220,250	312,504
Adjusted Segment EBITDA Margin(6)	10.48%	15.30%	8.95%	13.06%
Branded Industrial Products Segment
Total Wheat Processed, Before Cargill Acquisition (tonnes)	510,859	1,108,907	1,108,975	1,005,077
Total Wheat Processed, Including Cargill Acquisition (tonnes)(7)	809,959	1,277,420	—	—
Total Flour Sales, Including Cargill Acquisition (tonnes)	731,291	904,230	815,115	792,535
Branded Industrial Flour Plants(4)	16	16	9	9
Other Branded Industrial Plants(4)	2	2	2	2
Total Installed Wheat Mill Capacity Before Cargill Acquisition (tonnes)(9)		1,549,632	1,450,632	1,450,632
Total Installed Wheat Mill Capacity After Cargill Acquisition (tonnes)(9)	1,559,328	3,118,656
Total Installed Mill Utilization Rate, Not Including Cargill Acquisition	65.9%	71.6%	76.4%	69.3%
Net Sales (thousands of pesos)(8)	3,690,025	11,281,549	10,033,966	6,729,027
Margin Before Operating Expenses (thousands of pesos)	1,014,497	4,010,312	2,846,600	1,985,250
Margin Before Operating Expenses / Net Sales	27.5%	35.5%	28.4%	29.5%
Adjusted Segment EBITDA(3) (thousands of pesos)	247,977	1,137,416	337,723	354,164
Adjusted Segment EBITDA Margin(6)	6.72%	10.08%	3.37%	5.26%
Agro-Services and Sustainable Sourcing Segment
Volume Bought from Farmers (tonnes)	3,197,159	5,112,811	5,447,172	4,211,445
Net Sales (thousands of pesos)(8)	5,276,414	17,318,513	9,639,881	10,699,570
Margin Before Operating Expenses (thousands of pesos)	863,003	1,826,463	1,406,056	1,434,704
Margin Before Operating Expenses / Net Sales	16.4%	10.5%	14.6%	13.4%
Adjusted Segment EBITDA(3) (thousands of pesos)	334,643	570,550	534,643	222,227
Adjusted Segment EBITDA Margin(6)	6.34%	3.29%	5.55%	2.08%
Port	1	1	1	1
Total Number of Branches	62	62
Total Number of One-Stop Supply Stores	44	44
Total Number of Conditioning and Storage Centers	21	21

(1)
Refers to number of plants with Retail Products segment production lines.

(2)
Average Installed Capacity Utilization Rate refers to the ratio of actual production for the fiscal year to total production plant installed production capacity for the given period. For a description of each plant or mill's utilization rate, capacity and production, see "Business—Properties and Facilities—Retail Products and Branded Industrial Products Segments".

(3)
We define Adjusted Segment EBITDA as a segment's share of our line item results from operations before financing and taxation and before depreciation and amortization. Adjusted Segment EBITDA excludes certain items that are not considered part of our Company's core operating results. Finance income, finance cost and exchange differences are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of our Company.

(4)
Refers to number of plants with Branded Industrial segment production lines.

(5)
Installed Mill Utilization Rate refers to the ratio of actual production for the given period to installed milling capacity for the given period. For a description of each plant or mill's utilization rate, capacity and production, see "Business—Properties and Facilities—Retail Products and Branded Industrial Products Segments".

(6)
Adjusted Segment EBITDA Margin is the ratio of our Adjusted Segment EBITDA to net sales per segment net of intersegment sales.

(7)
Includes tonnes of wheat processed by mills acquired in the Cargill Acquisition after the date of the Cargill Acquisition.

(8)
Refers to total segment sales net of intersegment sales.

(9)
Installed capacity figures refer to installed production capacity for the given period.

Our Offices

        Our corporate offices are located at John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina. Our telephone number is +54 (22) 2643-2885. Our website is http://www.molinocanuelas.com.ar. Information contained or accessible through our website is not incorporated by reference in, and should not be considered part of, this prospectus.

 THE GLOBAL OFFERING

        The following is a brief summary of the terms of the Global Offering. For a more complete description of our Class B ordinary shares and the ADSs, see "Description of our Share Capital" and "Description of the American Depositary Shares" in this prospectus.

Issuer	Molino Cañuelas S.A.C.I.F.I.A.
Selling shareholders

Aldo Adriano Navilli, Ricardo Alberto Navilli, Carlos Adriano Navilli, Adriana Elba Navilli and Marcos Aníbal Villemur. We refer to these individuals collectively as the Navilli family or as our principal shareholders.

Following completion of the Global Offering, the Navilli family will retain a controlling stake in the Company as the sole holders of our Class A ordinary shares. This controlling stake is discussed in detail under "Risks Related to the ADSs and our Class B Ordinary Shares—We are controlled by our principal shareholders". For further information, see "Principal and Selling Shareholders".

Class B ordinary shares offered in the Global Offering

We are offering        Class B ordinary shares and the selling shareholders are offering        Class B ordinary shares in the international offering and the Argentine offering. We refer to the offering in the United States and other jurisdictions outside of Argentina as the "international offering" and to the offering in Argentina as the "Argentine offering". We refer to the international offering together with the Argentine offering as the Global Offering.

Class B ordinary shares offered in the international offering

We and the selling shareholders are offering        ADSs, each representing        Class B ordinary shares, through the international underwriters in the United States and in other countries outside Argentina (or        ADSs if the international underwriters exercise their option to purchase additional ADSs, representing Class B ordinary shares, in full).

Class B ordinary shares offered in the Argentine offering

Concurrently with the international offering, we and the selling shareholders,         Class B ordinary shares are being offered in a public offering in Argentina through an Argentine placement agent pursuant to a Spanish-language offering document with the same date as this prospectus. The prospectus for the Argentine offering, although in a different format in accordance with CNV regulations, contains substantially the same information as contained in this prospectus.

Over-allotment option

We have granted the international underwriters the right for a period of 30 days to purchase up to an additional        ADSs, representing        Class B ordinary shares, at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

Pre-emptive rights

Pursuant to Argentine law, all of our existing shareholders have pre-emptive rights to subscribe for new Class B ordinary shares, including any additional Class B ordinary shares corresponding to the over-allotment option, in a number sufficient to maintain their proportionate holdings in our total capital stock. In addition, all of our existing shareholders have accretion rights, which permit them to subscribe for new Class B ordinary shares, which are not subscribed for by our other existing shareholders in proportion with the percentage of Class B ordinary shares for which the subscribing existing shareholder has exercised its pre-emptive rights. In order to permit the Global Offering, our existing shareholders, including the selling shareholders, have waived the exercise of their pre-emptive and accretion rights in connection with the offering of the new Class B ordinary shares (including any additional Class B ordinary shares to cover over-allotments, if any), representing 100% of the pre-emptive and accretion rights in respect of capital increase.

Offering price

We expect that the offering price for the international offering will be between US$        and US$        per ADS (equivalent to AR$        and AR$        per ordinary share, based on a venta de divisas exchange rate of AR$        : US$1.00 reported by the Banco de la Nación Argentina on        , 2017).

Listing	We have applied to have the ADSs approved for listing on the NYSE under the symbol "MOLC". We have also applied to list and trade our Class B ordinary shares on the BYMA under the symbol " ".
Share capital before and after Global Offering

Prior to the Global Offering, our share capital consisted of AR$15,000,000 represented by 150,000,000 ordinary, non-endorsable Class A shares, with a par value of AR$0.10 and the right to five votes per Class A ordinary share.

Pursuant to the resolutions adopted in our April 5, 2017 shareholders' meeting prior to the Delivery Date, the selling shareholders shall convert        Class A ordinary shares into        Class B ordinary shares, which we refer to as the Share Conversion, and such Class B ordinary shares will be offered in the Global Offering by the selling shareholders. After the Share Conversion and the authorization by the CNV of the public offering of our Class B ordinary shares is obtained, we will have        Class A ordinary shares and        Class B ordinary shares.

Immediately after the Global Offering our principal shareholders, the Navilli family, will own shares representing        % of our total capital (including 100% of the Class A ordinary shares) and        % of total voting rights, assuming the placement of all Class B ordinary shares offered and no exercise of international underwriters' over-allotment option. If the international underwriters exercise their over-allotment option in full, we will have        Class A ordinary shares and        Class B ordinary shares outstanding, and our principal shareholders, the Navilli family, will own shares representing        % of our total capital (including 100% of the Class A ordinary shares) and        % of total voting rights.

Each ordinary share of our share capital represents the same economic interests, except that holders of our Class A ordinary shares shall be entitled to five votes per Class A ordinary share and holders of our Class B ordinary shares shall be entitled to one vote per Class B ordinary share. All such ordinary shares shall be book-entry shares, with a par value of AR$0.10 per share. See "Description of our Share Capital".

Following completion of the Global Offering, the Navilli family will retain a controlling stake in the Company as the sole holders of our Class A ordinary shares. This controlling stake is discussed in detail under "Risks Related to the ADSs and our Class B Ordinary Shares—We are controlled by our principal shareholders". For further information, see "Principal and Selling Shareholders".

Use of proceeds

We estimate that the net proceeds to us in the Global Offering (based on the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated expenses incurred in connection with the Global Offering, will be US$        million. If the international underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately US$        million.

We will not receive any proceeds from the sale of ADSs or Class B ordinary shares by the selling shareholders.
We intend to use the net proceeds from the Global Offering for general corporate purposes.
See "Use of Proceeds".
American Depositary Shares offered

Each ADS represents        Class B ordinary shares and may be evidenced by an American Depositary Receipt, or ADR. The ADSs will be issued under a deposit agreement among us, The Bank of New York Mellon, or the ADS Depositary, and the registered holders and indirect holders and beneficial owners from time to time of ADSs issued thereunder.

Voting rights

Holders of our Class B ordinary shares are entitled to one vote for each Class B ordinary share at any of our shareholders' meetings. See "Description of our Share Capital". Pursuant to the deposit agreement and subject to Argentine law and our bylaws, holders of ADSs are entitled to instruct the ADS Depositary to vote or cause to be voted the number of Class B ordinary shares represented by such ADSs. See "Description of the American Depositary Shares". For a description of certain agreements among our shareholders concerning the voting of our shares, see "Principal and Selling Shareholders". References to our bylaws in this prospectus are to our bylaws as adopted upon the effectiveness of the Global Offering.

Holders of Class A ordinary shares are entitled to five votes per Class A ordinary share; provided however, that holders of Class A ordinary shares are entitled to only one vote with regard to certain issues detailed in the last paragraph of Article 244 of the Argentine General Companies Law 19.550, as amended, which we refer to as the Argentine General Companies Law; provided further that the favorable vote of two thirds of the votes held by the holders of Class A ordinary shares is required for certain specific matters. See "Description of our Share Capital—Bylaws—Shareholders' Meetings".

Dividends

Under Argentine law, the declaration, payment and amount of dividends on the Class B ordinary shares are subject to the approval of shareholders and certain other requirements. Subject to the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared on the Class B ordinary shares represented by such ADSs to the same extent as the holders of the Class B ordinary shares. Cash dividends will be paid in Pesos and will be converted by the ADS Depositary into U.S. Dollars at an exchange rate determined by it on the date of conversion and paid to the holders of ADSs, net of any dividend distribution fees, currency conversion expenses, taxes or governmental charges. See "Dividend Policy", "Description of our Share Capital" and "Description of the American Depositary Shares".

We currently have no plans to pay dividends following the completion of the Global Offering because we expect to retain our earnings for use in the development and expansion of our business. See "Dividend Policy".

Lock-up agreements

We, the selling shareholders and our directors and executive officers have agreed with the international underwriters, subject to certain exceptions, not to sell or dispose of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares of our capital stock during the period commencing on the date of this prospectus until 180 days after the completion of the Global Offering.

Principal shareholders

The following table summarizes the percentage of our outstanding ordinary shares that will be held by our principal shareholders, in the form of Class A ordinary shares, after giving effect to the Global Offering:

Shares Held
	Aldo Adriano Navilli	%
	Carlos Adriano Navilli	%
	Ricardo Alberto Navilli	%
	Adriana Elba Navilli	%
	Marcos Aníbal Villemur	%

Following completion of the Global Offering, the Navilli family will retain a controlling stake in the Company as the sole holders of our Class A ordinary shares. This controlling stake is discussed in detail under "Risks Related to the ADSs and our Class B Ordinary Shares—We are controlled by our principal shareholders". For further information, see "Principal and Selling Shareholders".

ADS Depositary	The Bank of New York Mellon
Taxation	For a discussion of the material U.S. and Argentine federal tax considerations relating to an investment in the ADSs or our Class B ordinary shares, see "Taxation".
Jurisdiction and arbitration

Pursuant to Article 46 of Law No. 26.831, as amended, which we refer to as the Argentine Capital Markets Law, companies whose shares are listed on any authorized market (including the BYMA), such as we intend our Class B ordinary shares to be, are subject to the jurisdiction of the arbitration court of such authorized market for all matters concerning such companies' relationship with shareholders and investors, without prejudice to the right of shareholders and investors to submit their claims to the courts of the City of Buenos Aires. For all matters relating to the deposit agreement and the ADSs, we will submit to the jurisdiction of the state and federal courts located in the state of New York.

Risk Factors	Investing in our Class B ordinary shares involves risks. See "Risk Factors" beginning on page 32 for a discussion of certain significant risks you should consider before making an investment decision.

        Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the international underwriters.

SUMMARY CONSOLIDATED COMBINED FINANCIAL DATA

        You should read the summary historical consolidated combined financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation", "Selected Consolidated Combined Financial Data", and our consolidated combined financial statements and related notes included elsewhere in this prospectus.

        The summary historical consolidated combined financial information presented below under the captions "Consolidated Combined Statement of Comprehensive Income Data" and "Consolidated Combined Statement of Cash Flow Data" for the years ended November 30, 2014, 2015 and 2016 and the summary historical consolidated combined financial information presented below under the caption "Consolidated Combined Statement of Financial Position Data" as of December 1, 2013 and November 30, 2014, 2015 and 2016 have been derived from our audited consolidated combined financial statements included elsewhere in this prospectus. The summary historical consolidated combined financial information for the six-month periods ended May 31, 2016 and May 31, 2017 and as of November 30, 2016 and May 31, 2017, respectively, are derived from our unaudited interim consolidated combined financial statements included elsewhere in this prospectus.

        We prepare our audited consolidated combined financial statements in accordance with IFRS as issued by the IASB. We have applied all IFRS issued by the IASB effective at the time of preparing our consolidated combined financial statements. We applied IFRS for the first time for our fiscal year ended November 30, 2016, which included comparative information for the fiscal year ended November 30, 2015 and 2014. The opening IFRS statement of financial position was prepared as of our transition date of December 1, 2013. Note 2 to our audited consolidated combined financial statements contains the details of our transition to IFRS and application of IFRS 1.We have prepared our unaudited interim consolidated combined financial statements in accordance with IAS 34. The unaudited interim consolidated combined financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all normal recurring adjustments necessary for a fair statement of the information set forth therein.

        Our consolidated combined financial statements are not adjusted for inflation in accordance with IAS29. For more information on inflation, see "Presentation of Financial and Certain Other Information—Inflation". Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. Dollars at the venta de divisas exchange rate reported by the Banco de la Nación Argentina for May 31, 2017, which was AR$16.10 to US$1.00. We make no representation that the Peso or U.S. Dollar amounts actually represent or could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. For a further description of the exchange rate of the Peso to the U.S. Dollar, see "Exchange Rates and Exchange Controls".

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Fiscal Year Ended November 30,	For the Fiscal Year Ended November 30,
Consolidated Combined Statements of Comprehensive Income Data	2017(1)	2017	2016	2016(1)	2016	2015	2014
	(in thousands of US$ except for shares and per share data)	(in thousands of Pesos except for shares and per share data)		(in thousands of US$ except for shares and per share data)	(in thousands of Pesos except for shares and per share data)
Net sales	710,635	11,441,218	12,803,019	2,007,311	32,317,700	22,134,392	19,821,199
Cost of sales	(555,855)	(8,949,268)	(9,951,637)	(1,557,894)	(25,082,087)	(17,188,962)	(15,667,852)

Margin Before Operating Expenses	154,780	2,491,950	2,851,382	449,417	7,235,613	4,945,430	4,153,347

Selling expenses	(90,226)	(1,452,633)	(1,749,371)	(274,439)	(4,418,472)	(3,546,987)	(2,967,422)
Administrative expenses	(29,713)	(478,381)	(317,916)	(51,384)	(827,287)	(510,605)	(443,732)
Other income, net	(147)	(2,368)	1,391	676	10,882	27,637	24,088

Results from Operations Before Financing and Taxation	34,694	558,568	785,486	124,269	2,000,736	915,475	766,281

Financial income	2,589	41,676	101,415	20,089	323,429	230,221	267,655
Financial costs	(21,807)	(351,096)	(448,425)	(66,487)	(1,070,446)	(687,128)	(506,041)
Exchange differences, net	(8,328)	(134,074)	(979,012)	(89,963)	(1,448,401)	(398,464)	(311,690)

Financial results, net	(27,546)	(443,494)	(1,326,022)	(136,361)	(2,195,418)	(855,371)	(550,076)

Gain on acquisition of businesses(2)	—	—	—	67,350	1,084,327	—	—

Profit Before Income Tax	7,147	115,073	(540,536)	55,257	889,645	60,104	216,205

Income tax (expense) / benefit	(4,124)	(66,401)	189,794	(1,569)	(25,263)	(48,173)	(68,396)

Profit for the Period / Year	3,023	48,672	(350,742)	53,688	864,382	11,931	147,809

Adjusted average number of ordinary shares outstanding	150,000,000	150,000,000	150,000,000	150,000,000	150,000,000	150,000,000	150,000,000
Profit per share attributable to equity holders (in Pesos or U.S. Dollars as the case may be)	0.02	0.32	(2.34)	0.36	5.76	0.08	0.99
OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss
Exchange difference on translation of foreign operations	629	10,123	122,036	10,897	175,444	19,564	71,072
Items that will not be reclassified to profit or loss
Revaluation of property, plants and equipment	105,394	1,696,837	1,674,314	181,987	2,929,983	915,093	1,029,368
Related income tax expense	(36,888)	(593,893)	(586,010)	(63,882)	(1,028,497)	(320,531)	(360,525)

Total Other Comprehensive Income	69,135	1,113,067	1,210,340	129,002	2,076,930	614,126	739,915

Total Comprehensive Income	72,158	1,161,739	859,598	182,690	2,941,312	626,057	887,724

(1)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina.

(2)
For a further description of this line item, see Note 30.3 to our audited consolidated combined financial statements.

	As of May 31,	As of May 31,	As of November 30,	As of November 30		As of December 1,
Consolidated Combined Statements of Financial Position Data	2017(1)	2017	2016(1)	2016	2015	2014	2013
	(in thousands of US$)	(in thousands of Pesos)	(in thousands of US$)	(in thousands of Pesos)
ASSETS(2)
Non-Current Assets
Property, plant and equipment, net	842,551	13,565,071	727,616	11,714,621	5,348,675	4,160,354	2,639,214
Investment property, net	—	—	3,385	54,494	72,626	70,337	577
Intangible assets, net	6,468	104,136	7,110	114,471	14,359	15,820	9,957
Investments in associates	—	—	—	—	—	653	443
Deferred income tax assets	2,229	35,893	2,134	34,350	18,478	21,232	6,519
Other investments	1	15	1	15	133	235	83
Other receivables, net	7,971	128,339	22,347	359,790	78,569	61,313	101,996
Trade receivables, net	4	57	—	—	4,439	—	—

Total Non-Current Assets	859,224	13,833,511	762,593	12,277,741	5,537,279	4,329,944	2,758,789

Current Assets
Inventories	308,775	4,971,272	154,701	2,490,685	1,538,785	1,292,022	832,855
Other receivables, net	68,177	1,097,656	69,958	1,126,326	903,022	517,126	495,189
Trade receivables, net	207,814	3,345,803	347,366	5,592,599	4,382,579	2,846,578	2,140,152
Other investments	—	—	—		—	109	1,724
Financial assets at fair value	—	—	—	—	26,158	23,015	17,580
Derivatives	582	9,370	19,575	315,164	211,321	158,633	69,471
Cash and cash equivalents	208,561	3,357,827	235,694	3,794,667	943,731	1,121,351	865,445

Total Current Assets	793,909	12,781,928	827,294	13,319,441	8,005,596	5,958,834	4,422,416

TOTAL ASSETS	1,653,133	26,615,439	1,589,887	25,597,182	13,542,875	10,288,778	7,181,205

SHAREHOLDERS' EQUITY(2)
Common stock	932	15,000	745	12,000	12,000	12,000	12,000
Additional paid-in capital	1,579	25,414	1,579	25,414	25,414	25,414	25,414
Reserves	381,371	6,140,068	293,012	4,717,491	2,640,561	2,026,435	1,286,520
Retained earnings	(431,837)	(6,952,581)	46,262	744,815	471,812	477,881	329,995

TOTAL SHAREHOLDERS' EQUITY	(47,956)	(772,099)(3)	341,598	5,499,720	3,149,787	2,541,730	1,653,929

LIABILITIES
Non-Current Liabilities
Borrowings	604,715	9,735,914	387,225	6,234,323	1,215,844	1,224,210	620,550
Deferred income tax liabilities	194,004	3,123,466	170,625	2,747,057	1,251,968	982,175	643,322
Trade and other payables	—	—	11,742	189,041	13,850	72,760	13,498

Total Non-Current Liabilities	798,719	12,859,380	569,591	9,170,421	2,481,662	2,279,145	1,277,370

Current Liabilities
Borrowings	378,476	6,093,465	257,436	4,144,725	3,898,992	2,128,053	2,235,964
Current income tax payable	1,452	23,374	6,449	103,828	1,563	10,148	27,659
Provisions	6,060	97,560	4,210	67,789	27,649	13,600	10,212
Derivatives	5	83	72	1,154	1,365	27,479	1,310
Trade and other payables	516,377	8,313,676	410,531	6,609,545	3,981,857	3,288,623	1,974,761

Total Current Liabilities	902,370	14,528,158	678,698	10,927,041	7,911,426	5,467,903	4,249,906

TOTAL LIABILITIES	1,701,089	27,387,538	1,248,290	20,097,462	10,393,088	7,747,048	5,527,276

TOTAL EQUITY AND LIABILITIES	1,653,133	26,615,439	1,589,887	25,597,182	13,542,875	10,288,778	7,181,205

(1)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina.

(2)
Our audited consolidated combined financial statements for the year ended November 30, 2016 do not reflect the consideration paid in connection with the Reorganization subsequent to November 30, 2016. For further information on these see "Presentation of Financial and Other Information—The Reorganization" and "Business—Our Corporate Structure and the Reorganization".

(3)
For further information on our negative total equity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Information and Non-IFRS Financial Measures—Projected Sources and Uses of Cash".

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Year Ended November 30,	For the Fiscal Year Ended November 30,
Consolidated Combined Statement of Cash Flow Data	2017(1)	2017	2016	2016(1)	2016	2015	2014
	(in thousands of US$)	(in thousands of Pesos)		(in thousands of US$)	(in thousands of Pesos)
Change in cash and cash equivalents
Cash and cash equivalents at beginning of year	235,694	3,794,667	943,731	58,617	943,731	1,121,351	865,445
Cash and cash equivalents at end of period / year	208,561	3,357,827	858,091	235,694	3,794,667	943,731	1,121,351

Net increase / (decrease) in cash and cash equivalents	(27,133)	(436,840)	(85,640)	177,077	2,850,936	(177,620)	255,906

Cash flows from operating activities:
Profit for the period / year	3,023	48,672	(350,742)	53,688	864,382	11,931	147,809
Income tax expense / (benefit)	4,124	66,401	(189,794)	1,569	25,263	48,173	68,396
Adjustments for:
Depreciation	17,008	273,829	66,096	16,490	265,496	172,574	120,190
Amortization	593	9,554	3,934	654	10,527	4,567	2,424
Change in fair value adjustment in derivatives	(305)	(4,906)	(27,161)	(6,463)	(104,054)	(78,803)	(62,992)
Provisions	1,849	29,771	10,700	2,493	40,140	14,049	3,388
Bad debt accrual	160	2,583	1,667	1,879	30,251	1,261	13,906
Results from sale of equity investments	(206)	(3,320)	—	(268)	(4,310)	(13,875)	—
Gain on acquisition of businesses	—	—	—	(67,350)	(1,084,327)	—	—
Results from sale of property, plant and equipment	(56)	(905)	(90)	(141)	(2,271)	(4,852)	(940)
Net interest accrued	19,219	309,420	347,010	46,399	747,017	456,907	238,386
Net exchange differences accrued and not paid	8,328	134,074	1,052,268	84,177	1,355,250	36,607	37,591
Interest collected	2,833	45,607	103,901	19,532	314,460	228,606	264,711
Income tax paid	(5,987)	(96,383)	—	(3,106)	(50,014)	(80,686)	(54,544)
Increase in Inventories	(225,857)	(3,636,299)	(1,417,372)	(45,425)	(731,347)	(246,763)	(459,167)
Increase in accounts receivable	(193,878)	(3,121,438)	(2,234,962)	(106,218)	(1,710,106)	(1,943,592)	(687,680)
Increase in accounts payable	320,878	5,166,139	842,788	159,775	2,572,380	632,524	1,373,124
Change in other operating assets and liabilities, net	(13,579)	(218,614)	98,384	(729)	(11,742)	(49,608)	(117,643)
Net cash generated from (used in) operating activities	(61,852)	(995,815)	(1,693,373)	156,956	2,526,995	(810,980)	886,959

Investing activities
Purchases of property, plant and equipment	(32,727)	(526,912)	(698,344)	(79,804)	(1,284,842)	(419,393)	(563,511)
Purchases of investment property	(62)	(1,000)	—	(379)	(6,100)	(2,468)	(69,609)
Purchases of intangible assets	(253)	(4,073)	(400)	(154)	(2,479)	(3,129)	(6,801)
Sales of property plant and equipment	237	3,810	775	1,346	21,670	17,653	36,423
Acquisition of businesses	—	—	—	(45,726)	(736,190)	—	—
Sales of equity investments	206	3,320	—	—	—	—	—
Sales of related companies	—	—	—	2,677	43,095	14,573	—
Other investments	—	—	—	—	—	(492)	507
Net cash used in investing activities	(32,600)	(524,855)	(697,969)	(122,040)	(1,964,846)	(393,256)	(602,991)

Financing activities
Loans paid	(276,857)	(4,457,391)	(6,022,941)	(698,762)	(11,250,069)	(3,999,372)	(3,553,332)
Borrowings	771,569	12,422,266	8,562,976	917,824	14,776,968	5,698,424	3,983,752
Interest paid	(26,331)	(423,927)	(227,733)	(64,928)	(1,045,344)	(655,479)	(504,329)
Effects of reorganization	(398,264)	(6,412,047)	—	(19,261)	(310,099)	—	77
Contributions	863	13,900	1,287	—	—	—	—
Dividends paid	(3,067)	(49,380)	(68,000)	(4,609)	(74,200)	(16,200)	—
Cost in issuing its own equity instruments	(874)	(14,075)	—	—	—	—	—
Net cash generated from (used in) financing activities	67,040	1,079,346	2,245,589	130,264	2,097,256	1,027,373	(73,832)

Foreign exchange (losses) / gains on cash and cash equivalents	279	4,484	60,113	11,896	191,531	(757)	45,770
Net increase / (decrease) in cash and cash equivalents	(27,133)	(436,840)	(85,640)	177,077	2,850,936	(177,620)	255,906

Non-cash investing and financing activities
Acquisition of property, plant and equipment by finance lease	—	—	—	—	—	2,971	2,414

Effects of reorganization	28,349	456,411	—	—	—	—	—

Dividends declared not paid	35,963	579,000	—	12,862	207,080	1,800	—

Dividends declared per share	0.24	3.86	—	0.12	1.88	0.12	—

(1)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina.

  Adjusted Segment EBITDA

        The following tables set forth certain key financial and operational data for the fiscal years ended November 30, 2014, 2015 and 2016 and the six-month periods ended May 31, 2016 and May 31, 2017.

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Fiscal Year Ended November 30,
	2017(2)	2017	2016	2016(2)	2016	2015	2014
	(in thousands of US$)	(in thousands of Pesos)		(in thousands of US$)	(in thousands of Pesos)
Adjusted Segment EBITDA(1) Retail Products segment	16,108	259,331	232,197	35,329	568,793	220,250	312,504
Adjusted Segment EBITDA(1) Branded Industrial Products segment	15,402	247,977	409,449	70,647	1,137,416	337,723	354,164
Adjusted Segment EBITDA(1) Agro-services and Sustainable Sourcing segment	20,785	334,643	213,870	35,438	570,550	534,643	222,227
Adjusted Segment EBITDA Margin(3) Retail Products segment	—	10.48%	14.45%	—	15.30%	8.95%	13.06%
Adjusted Segment EBITDA Margin(3) Branded Industrial Products segment	—	6.72%	10.90%	—	10.08%	3.37%	5.26%
Adjusted Segment EBITDA Margin(3) Agro-services and Sustainable Sourcing segment	—	6.34%	2.87%	—	3.29%	5.55%	2.08%

(1)
We define Adjusted Segment EBITDA as a segment's share of our line item results from operations before financing and taxation before depreciation and amortization. Adjusted Segment EBITDA excludes certain items that are not considered part of our Company's core operating results. Finance income, finance cost and exchange differences are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of our Company.

(2)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina.

(3)
Adjusted Segment EBITDA Margin is the ratio of our Adjusted Segment EBITDA to net sales per segment net of intersegment sales.

  Non-IFRS Measurements

  Total Adjusted Segment EBITDA

        The following table presents a reconciliation of Total Profit to Total Adjusted Segment EBITDA for each of the periods/fiscal years indicated.

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Fiscal Year Ended November 30,
	2017(1)	2017	2016	2016(1)	2016	2015	2014
	(in thousands of US$)	(in thousands of Pesos)		(in thousands of US$)	(in thousands of Pesos)
Profit for the Period/Year	3,023	48,672	(350,742)	53,688	864,382	11,931	147,809
Gain on acquisition of businesses	—	—	—	(67,350)	(1,084,327)	—	—
Depreciation & Amortization	17,601	283,383	70,030	17,144	276,023	177,141	122,614
Financial income	(2,589)	(41,676)	(101,415)	(20,089)	(323,429)	(230,221)	(267,655)
Financial costs	21,807	351,096	448,425	66,487	1,070,446	687,128	506,041
Exchange differences, net	8,328	134,074	979,012	89,963	1,448,401	398,464	311,690
Income tax expense	4,124	66,401	(189,794)	1,569	25,263	48,173	68,396
Total Adjusted Segment EBITDA (unaudited)	52,295	841,951	855,516	141,414	2,276,759	1,092,616	888,895

(1)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina.

  Net Debt to Total Adjusted Segment EBITDA

        We use the ratio of Net Debt to Total Adjusted Segment EBITDA as one of our principal measures of capital management. We define Net Debt to Total Adjusted Segment EBITDA as the ratio of borrowings minus cash and cash equivalents to Total Adjusted Segment EBITDA. The table below shows a reconciliation of this non-IFRS financial measure to total borrowings as follows:

	As of and for the Six-Month Period Ended May 31,	As of and for the Fiscal Year Ended November 30,
	2017	2016	2015	2014
	(in thousands of Pesos)
Borrowings(1)	15,829,379	10,379,048	5,114,836	3,352,263
Cash and cash equivalents	3,357,827	3,794,667	943,731	1,121,351
Net debt (unaudited)	12,471,552	6,584,381	4,171,105	2,230,912

Total Adjusted Segment EBITDA (unaudited)	841,951	2,276,759	1,092,616	888,895

Net debt/Total Adjusted Segment EBITDA (unaudited)	NM(2)	2.89	3.82	2.51

  NM - Not meaningful

(1)
Borrowings includes Bank Borrowings, Obligations Under Financial Leases and Discounted Notes.

(2)
The Net Debt to Total Adjusted Segment EBITDA ratio for the six-month period ended May 31, 2017 is not meaningful for comparative purposes because the Total Adjusted Segment EBITDA is only for the six-month period ended May 31, 2017. As such, the ratio is not readily comparable with the ratios prepared using annual Total Adjusted Segment EBITDA.

RISK FACTORS

        Investing in our Class B ordinary shares or the ADSs involves a high degree of risk, including the possibility of loss of your entire investment. Before making an investment decision, you should carefully consider the information contained in this prospectus, particularly the risks described below, as well as in our consolidated combined financial statements included elsewhere in this prospectus. Our business activities, cash flow, financial condition, results of operations and prospects could be materially and adversely affected by any of these risks. The market price of our Class B ordinary shares and the ADSs may decrease due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us. Additional risks and uncertainties not currently known to us, or those that we currently deem to be immaterial, may also materially and adversely affect our business activities, cash flow, financial condition, results of operations and prospects, and affect the market price of our Class B ordinary shares and the ADSs.

Risks Related to Argentina

Investing in an emerging economy such as Argentina entails certain inherent risks.

        Argentina is an emerging economy, and investing in such markets generally carries risks. These risks include political, social and economic instability that may affect Argentina's economic results. In the past, instability in Argentina has been caused by many different factors, including the following:

  •
  adverse external economic events or factors;

  •
  fiscal deficits;

  •
  inconsistent fiscal and monetary policies;

  •
  dependence on external financing;

  •
  changes in governmental economic or tax policies;

  •
  high levels of inflation;

  •
  abrupt changes in currency values;

  •
  high interest rates;

  •
  wage increases and price controls;

  •
  exchange and capital controls;

  •
  political and social unrest;

  •
  fluctuations in Central Bank reserves; and

  •
  restrictions on exports and imports.

        Any of the above factors either individually or taken together could have adverse consequences on the Argentine economy and on our business, results of operations and financial condition.

Political and economic instability in Argentina similar to what has been experienced in the recent past, may have an adverse effect on the Argentine economy and our business, results of operations and financial condition.

        Argentina has experienced political and socio economic instability in the past and may experience further instability in the future. In 2001 and 2002, Argentina suffered a major political, economic and social crisis, which resulted in institutional instability and a severe contraction of the economy (GDP contracted 10.9% in 2002), with significant increases in unemployment and poverty rates. Among other consequences, the crisis caused a large currency devaluation and led the federal government of

Argentina to default on its external debt. In response, the federal government implemented a series of emergency measures, including strict foreign exchange controls and monthly limits on bank withdrawals.

        The Argentine economy experienced a recovery following the 2001-2002 crisis. Since 2008, however, it has struggled to curb strong inflationary pressures and stagnant growth, primarily as a result of the following factors: the monetary and fiscal policies introduced by the Fernández de Kirchner administration (which remained in office until December 2015); strict foreign exchange controls coupled with overvalued real exchange rates that constrained foreign trade and investments; inability to obtain international financing and a decline in prices of agricultural products. The ensuing erosion of confidence in the Argentine economy resulted, among other things, in capital outflows, decreasing investment, a significant decline in the Central Bank's international reserves, and political and social unrest. According to restated information released by the INDEC, Argentina's real GDP grew by approximately 2.4% in 2013, decreased by approximately 2.5% in 2014 and grew by approximately 2.6% in 2015. According to preliminary estimations published by the INDEC, Argentina's real GDP decreased by 2.3% during the year ended 2016 compared with 2015.

        A new government led by Mr. Mauricio Macri was elected in November 2015 and has introduced several economic and policy reforms since then. For a further description of recent reforms, see "Business—Changes in Argentine Politics". In addition, Argentina re-entered the international capital markets, in April 2016, through an issuance of US$16.5 billion in new debt securities, and applied US$9.3 billion of the total amount raised to satisfy payments on settlement agreements with holders of approximately US$8.2 billion principal amount of defaulted bonds. The United States District Court in New York ordered the vacatur of all pari passu injunctions upon confirmation of such payments. As of the date of this prospectus, although the vast majority of claims in litigation have been settled, additional marginal litigation initiated by some holdout creditors continues in several jurisdictions. See "—Argentina's ability to obtain financing from international markets may been limited, which may in turn impair its ability to implement reforms and public policies and faster economic growth".

        As of the date of this prospectus, the impact that these measures taken by the Macri administration will have on the Argentine economy as a whole cannot be predicted, and the Macri administration's ability to implement all announced measures as currently contemplated cannot be assured. In addition, there is uncertainty as to which measures announced during the Presidential election campaign will be implemented by the Macri administration and when. In particular, we cannot predict how the Macri administration will address certain political and economic issues that were central during the Presidential election campaign, such as the financing of public expenditures, public services subsidies and tax reforms, or the impact that any measures related to these issues that are implemented by the Macri administration will have on the Argentine economy as a whole. Additionally, in the recent elections, political parties opposed to the Macri administration retained a majority of the seats in the federal congress, which will require the Macri administration to seek political support from the opposition for its economic proposals. This creates further uncertainty in the ability of the Macri administration to pass any measures. The inability of the Macri administration to implement its proposed measures as a result of lack of political support and the uncertainty in the results of the congressional elections to be held in October 2017 may adversely affect the Argentine economy and financial condition and, our business, results of operations and financial condition.

Continuing inflation may have an adverse effect on the Argentine economy, and, as a consequence, on our business, results of operation and financial condition.

        Argentina has faced and continues to face high inflationary pressures. According to INDEC data, the CPI increased 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 23.9% in 2014 and 10.7% in the nine-month period ended September 30, 2015. The IPIM increased 14.6% in 2010, 12.7% in 2011, 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 9.6% in the nine-month period ended September 30, 2015.

        On January 8, 2016, Decree No. 55/2016 was issued by the federal government declaring a state of administrative emergency on the national statistical system and on the INDEC, until December 31, 2016. INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized. After the process of reorganization, on June 16, 2016, INDEC began releasing official measurements of its primary indication of inflation, the CPI. INDEC reported that the monthly CPI increase in 2016 was 4.2% in May, 3.1% in June, 2.0% in July, 0.2% in August, 1.1% in September, 2.4% in October, 1.6% in November, and 1.2% in December. Further, the monthly CPI increases in 2017 were 1.3% in January, 2.5% in February, 2.4% in March, 2.6% in April, 1.3% in May and 1.2% in June. INDEC has also published inflation figures for the IPIM for 2016, reporting monthly increases of 9.0% in January, 5.0% in February, 2.4% in March, 1.5% in April, 3.6% in May, 2.9% in June, 2.7% in July, 0.4% in August, 0.4% in September, 0.6% in October, 1.1% in November and 0.8% in December and increases in 2017 of 1.5% in January, 1.7% in February, 0.9% in March, 0.5% in April, 0.9% in May and 1.9% in June. The IPIM for the year ended December 31, 2016 showed an annual increase of 34.5%. The IPIM for the six-month period ended June 30, 2017 increased by 7.4%.

        In the past, inflation has undermined the Argentine economy and the federal government's ability to create conditions conducive to growth. A return to a high inflation rate environment could also negatively affect Argentina's international competitiveness, real wages, employment rates, consumption rate and interest rates. The high level of uncertainty regarding such economic variables, and the general lack of stability in terms of inflation, could lead to reduced contract terms and affect the capability to plan ahead and make decisions. As noted above, this situation may have a negative impact on economic activity, which could materially and adversely affect our business, results of operations and financial condition.

        Further, our consolidated combined financial statements are not adjusted for inflation as such adjustment is not required under IFRS guidance IAS 29. However, in recent years, certain macroeconomic variables affecting our business, such as the cost of labor, the exchange rate of the Peso to U.S. Dollar and costs of sales associated with inputs necessary to run our business that are denominated in Pesos, have experienced significant annual changes, which, although they may not surpass the levels established in IAS 29, are nevertheless significant. As such, our results of operation and financial statements may not be readily comparable with prior periods. For further information see "Presentation of Financial and Certain Other Information—Inflation" and "—Market Data and Other Information".

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. Dollar and the Peso.

        We conduct a substantial portion of our operations in Argentina, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. The Peso has been subject to significant devaluation against the U.S. Dollar in the past. The Peso depreciated approximately 14.27% against the U.S. Dollar in 2012, 32.5% in 2013, 31.2% in 2014, 52.07% in 2015 (with the majority of this depreciation occurring following December 16, 2015 as a result of exchange control regulation amendments implemented by the Macri Administration) and 20.37% in 2016, based on official venta de divisas exchange rates reported by the Banco de la Nación Argentina.

        Our consolidated combined financial statements included elsewhere in this prospectus are presented in Pesos. Therefore, the resulting exchange differences arising from the translation of balances and transactions in U.S. Dollars to Pesos are recognized as a financial gain or expense. As a result, fluctuations in exchange rates relative to the U.S. Dollar could impair the comparability of our results from period to period and could have a material adverse effect on our business, results of operations and financial condition. In addition, our business, results of operations and financial condition are affected by changes in the Peso-to-U.S. Dollar exchange rate because the majority of our operations are conducted in Argentina and, accordingly, a significant portion of our costs are incurred in Pesos, while our revenues are primarily influenced by or denominated in U.S. Dollars due to how the price of our food products in Argentina, our largest market, tracks the U.S. Dollar prices of foods. For further information on this relationship, see "Prospectus Summary—Key Strengths—Business model naturally hedged to currency fluctuations and prices of agricultural products". Consequently, any appreciation of the U.S. Dollar relative to the Peso, to the extent not offset by inflation affecting our Peso denominated costs in Argentina, could result in favorable variations in our operating margins. Conversely, appreciation of the Peso against the U.S. Dollar may raise our costs in U.S. Dollar terms, which would increase the prices of our manufacturing equipment, products and services to our customers, which, in turn, could adversely affect our business, results of operations and financial condition and cause significant variability in our results of operations from period to period.

        Additionally, the devaluation of the Peso has led to very high inflation and significantly reduced real wages. If the Peso is subject to further significantly devaluation, the Argentine economy and our business could be adversely affected. Significant variations in the comparative value of the Peso to the U.S. Dollar could adversely affect our business, results of operations and financial condition.

Government intervention in the Argentine economy could adversely affect our business, results of operations and financial condition.

        The federal government exercises substantial control over the Argentine economy and may increase its level of intervention in certain areas of the economy, including through the regulation of market conditions and prices.

        In March 2008, the federal government introduced a system of sliding scale tax rates applicable to certain Argentine exports. This system which, according to farmers, established a maximum price for their products, caused general strikes and demonstrations within the agricultural sector, whose exports had driven the country's recovery to a large degree. These protests interrupted economic activity in the country for several months in 2008. Although the federal government subsequently terminated this tax system, the adoption of higher tax rates, or the failure by the federal government to implement measures favorable to the agricultural sector, could lead to new unrest and similar ramifications for the economy in Argentina.

        In December 2012 and August 2013, the federal congress established new regulations relating to domestic capital markets. The new regulations generally provide for increased intervention in the capital markets by the federal government, authorizing, for example, the CNV to appoint observers with the ability to veto the board decisions of listed companies under certain circumstances and suspend the board of directors for a period of up to 180 days. On November 17, 2016 the Macri administration submitted a bill to the federal congress to reform the Argentine Capital Markets Law, which would, among other relevant changes, eliminate this authority to appoint observers.

        In September 2014, the Fernández de Kirchner administration enacted a law that enables the federal government to intervene in certain markets when it considers that any party to such market is trying to impose prices or supply restrictions in such market. This law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs of the population (so-called "basic needs goods"), and grants broad powers to the relevant enforcing agency to become involved in such processes. It also empowers the enforcing agency to order the sale, production, distribution and/or delivery of basic needs goods throughout the country in case of a shortage of supply.

        In May 2016, the federal congress barred companies from laying-off workers for a 180-day period, which was later vetoed by President Macri. The law has returned to the federal congress where it would need special majorities to override the veto.

        On June 29, 2016, the federal congress passed a law detailing a "National Program of Historic Reparation for Retirees and Pensioners" which aims, among other purposes, to repay retirees who sued the state over the readjustment of their pensions and to create a "universal old age pension plan" for everyone over 65 years old, even if they have never made contributions or do not qualify for the standard state pension. The new payments would be covered with the funds that the federal government hopes to obtain pursuant to a new tax amnesty and the Guarantee Sustainability Fund of the Argentine Integrated Social Security System (Fondo de Garantía de Sustentibilidad del Sistema Integrado Previsional Argentino, which we refer to as GFS) of the Argentine National Social Security Administration (Administración Nacional de la Seguridad Social, which we will refer as ANSES).

        In the future, the level of intervention in the economy by the federal government may continue or increase, the occurrence of which may adversely affect Argentina's economy and, in turn, our business, results of operations and financial condition. There can be no assurance that the federal government will not continue to interfere or increase its intervention by establishing prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate the prices of the technology used in our operations or products in the future or that the prices or other market conditions that the federal government might impose will allow us to freely price our products, which could have a material adverse effect on our business, results of operations and financial condition.

Expropriation policies could adversely affect our business, results of operations and financial condition.

        The federal government has in the recent past (under prior administrations) nationalized companies in various sectors. In November 2008, the Fernández de Kirchner administration nationalized and replaced the former private pension system for a public "pay as you go" pension system. As a result, all resources administered by the private pension funds were transferred to a separate fund administered by the ANSES, including shares of public companies held by the ANSES.

        On May 3, 2012, the federal congress expropriated 51% of the share capital of YPF S.A., or YPF, the principal Argentine oil company, whose shares were owned by Repsol S.A. and its affiliates. In February 2014, the federal government announced that it had agreed to pay Repsol S.A. US$5.0 billion in Argentine sovereign bonds as compensation for the seizure of the YPF shares, which although subsequently ratified by Repsol S.A.'s shareholders and the federal congress, represented approximately half of the amount originally demanded by Repsol S.A. On April 23, 2014, the agreement with Repsol S.A. was approved by the federal congress and, accordingly, on May 8, 2014, Repsol S.A. received the Argentine sovereign bonds.

        In February 2015, the Fernández de Kirchner administration presented a bill before the federal congress seeking to revoke certain railway concessions, to renationalize the national railway system and to expand the federal government's rights to review all concessions currently in force. The bill was enacted on May 20, 2015.

        In addition, on September 23, 2015, the Fernández de Kirchner administration passed Law No. 27,181, which declared the protection of shareholder interests or equity participations held by the federal government as a minority interest to be a matter of public interest, including those shares held within the investment portfolio of the GFS, or when held by the National Ministry of Economy and Public Finance (Ministerio de Hacienda y Finanzas Públicas), currently divided into two ministries, the Ministry of Treasury (Ministerio de Hacienda) and the Ministry of Finance (Ministerio de Finanzas). The federal government is as a result forbidden from transferring those shares or equity interests and/or performing any action that limits, alters or suppresses or changes ownership, or that changes the way in which any returns from those interests are spent unless such change is mandated by a federal congress' two-thirds vote. In addition, the federal government's shares in YPF can never be transferred pursuant to applicable law. In June, 2016, the federal congress began to discuss the repeal of Law No. 27,181, with the aim of, among other matters, removing the restrictions on the disposal of the shares of the

ANSES' Guarantee Sustainability Fund. The enactment of Law No. 27,260 enabled, under certain particular circumstances, the sale of shares of the ANSES' Guarantee Sustainability Fund for the payment of amounts due to those beneficiaries of the Argentine Integrated Social Security System (SIPA, after its Spanish acronym) who have judicially approved agreements with the ANSES under the Program established by Law No. 27,260. The asset realization shall be reported to the Bicameral Commission for the Control of Social Security Funds.

        Expropriation and other interventions by the federal government such as the one related to YPF can have an adverse impact on foreign investments in Argentina, the access of Argentine companies to the international capital markets and relations between Argentina and other countries, the occurrence of which could adversely affect our business, results of operations and financial condition.

The credibility of several Argentine economic indices has been called into question, which has led to a lack of confidence in the Argentine economy and could affect your evaluation of this offering and/or the market value of our Class B ordinary shares and the ADSs.

        Since 2007, the INDEC, which is the only institution in Argentina with the statutory authority to produce official national statistics, has experienced a process of institutional and methodological reforms that have given rise to controversy regarding the reliability of the information that it produces, including inflation, GDP and unemployment data. Reports published by the International Monetary Fund, or IMF, stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which showed inflation rates considerably higher than those published by INDEC since 2007. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data. On January 7, 2016, the Macri administration declared a state of administrative emergency in respect of the national statistical system and on the INDEC, until December 31, 2016. Since the declared state of emergency, the INDEC has ceased publishing certain statistical data and has only resumed publication of the CPI on June 16, 2016. On June 29, 2016, INDEC also published revised GDP data for the years 2004 through 2015. In July and October 2016, an IMF team met officers of INDEC and the finance ministry regarding the federal government's new inflation and gross domestic product statistics. Following the meeting, on November 9, 2016, the Executive Directors of the IMF lifted the motion of censure, enabling Argentina to borrow from the IMF again.

        Notwithstanding the federal government's new inflation and gross domestic product statistics, we cannot assure you that that the federal government may not vary or introduce any other measures that may affect the national statistics system, which could have a material adverse effect on our business, results of operations and financial condition.

Argentina's ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth.

        Argentina's 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina's ability to access international financing. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the restructuring of a significant portion of the defaulted bonds that were not exchanged in the 2005 restructuring. As a result of the debt exchanges carried out in 2005 and 2010, Argentina restructured approximately 93% of its defaulted debt that was eligible for restructuring. However, holdout bondholders that declined to participate in the restructuring, filed lawsuits against Argentina in several countries, including the United States. Since late 2012, rulings from courts in the United States favorable to holdout bondholders aggravated investors' concerns regarding investment in the country.

        On November, 2012, the United States District Court for the Southern District of New York in re: "NML Capital, Ltd. v. Republic of Argentina", ratified and amended the injunction order issued on February, 2012, which held that Argentina violated the pari passu clause with respect to the bondholders that had not participated in the sovereign debt restructuring in 2005 and 2010. Pursuant to such ruling, Argentina was required to pay 100% of the amounts due to the plaintiffs, simultaneously with the payment of the amounts due on the next maturity date of the bonds to the bondholders who participated in the debt restructuring. In June 2014, the U.S. Supreme Court denied Argentina's petition for a writ of certiorari of the U.S. Second Circuit Court of Appeals' ruling affirming the U.S. District Court's judgment. Later that month, the U.S. District Court ruled that funds deposited with The Bank of New York Mellon, the trustee which manages bond payments for Argentina's bonds issued in the 2005 and 2010 debt restructuring, should not be delivered to the holders of restructured debt in the absence of a prior agreement with the holdout bondholders (the plaintiffs in this case). In June 2015, the U.S. District Court granted partial summary judgment to a group of "me-too" plaintiffs in 36 separate lawsuits, finding that, consistent with the previous ruling of such court, Argentina violated the pari passu clause in the bonds issued to the "me-too" bondholders.

        In February 2016, the new Argentine administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the federal congress and the lifting of the pari passu injunctions. In March 2016, after the U.S. District Court agreed to vacate the pari passu injunctions subject to certain conditions, the federal government ratified these settlement agreements through Law No. 27,249 and repealed the provisions of the so-called Lock Law No. 26,017 and the Sovereign Payment Law No. 26,984, which prohibited Argentina from offering holdout bondholders more favorable terms than those offered in the 2005 and 2010 debt restructuring. In subsequent months, the federal government reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina's settlement offer continues in several jurisdictions.

        Additionally, foreign shareholders of several Argentine companies have filed claims with the International Centre for Settlement of Investment Disputes, or the ICSID, alleging that the emergency measures adopted by the federal government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. The ICSID has ruled against Argentina with respect to many of these claims.

        Litigation involving holdout creditors, claims with the ICSID and other claims against the federal government resulted and may result in material judgments against the government, lead to attachments of, or injunctions relating to, Argentina's assets, or could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During 2014, 2015 and 2016, it became increasingly difficult to obtain financing in U.S. dollars, and loans in local currencies carried significantly higher interest rates. The termination of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers, and the related subsequent events, have paved the way for the federal government to regain access to the international capital markets. Nonetheless, Argentina's ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, Argentina's ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the federal government, or any future defaults of its financial obligations, may prevent Argentine companies, such as us, from accessing the international capital markets or cause the terms of any such transactions less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.

An increase in export and import duties and controls may have an adverse impact on our business.

        Since 2002, the federal government has imposed duties on the exports of various primary and manufactured products. During the last ten years, such export taxes have undergone significant increases, reaching a maximum of 23% in the case of wheat and 35% in the case of soybean. We cannot assure you that there will not be further increases in the export taxes or that other new export taxes or quotas will not be imposed. Pursuant to a resolution of the Exchange Transactions Consultation Program of the Administración Federal de Ingresos Públicos, which we refer to as AFIP, since February 2012, prior to the execution of any purchase order or similar document, Argentine importers were required to file an Affidavit for Expected Imports (Declaración Jurada Anticipada de Importación), which we refer to as DJAI, before the AFIP, providing information on future imports. Compliance with this requirement was verified by the Argentine Customs (Dirección General de Aduanas) upon arrival of the goods into Argentina and was a condition for the authorization of the payment of the purchase price by Argentine financial entities. Even though this was intended merely as an informational regime, it was used for purposes of restricting imports into Argentina and caused significant delays. A similar regime was also imposed for the import and export of services, which resulted in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents.

        The Macri administration eased several export and import duties and controls. In particular, the federal government eliminated export duties on wheat, corn, beef, mining and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. Further, a 5% export duty on most industrial exports was eliminated. With respect to payments for imports and services, the Macri administration announced the gradual elimination of amount limitations for access to the Mercado Único y Libre de Cambios, which we refer to as the Foreign Exchange Market, for any transactions originated before December 17, 2015. Pursuant to Communiqué "A" 5955, the amount limitations were eliminated on April 22, 2016. With respect to the transactions executed after December 17, 2015, no amount limitation will be applicable. Furthermore, the Macri administration announced the replacement of the DJAI with a new import procedure that requires certain filings and import licenses for certain goods (including textiles, footwear, toys, domestic appliances and automobile parts), which, unlike the previous system, does not require discretionary federal government approval of payments for the import of products through the Foreign Exchange Market. Though not required in order to make payments, such discretionary approval is still a requirement for obtaining the custom clearance and entrance registration of products imported into Argentina.

        On January 2, 2017 the federal government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and through December 2019. Likewise, on December 30, 2016, Decree No. 1341/2016 was issued by the federal government, establishing an increase between 0.5% and 9.5% in the level of the export refunds for several agricultural products. For instance, the refund corresponding to wheat flour was set at 4% for those shipments that are exported in packages that do not exceed two kilograms, and 3% for shipments that exceed such amount. This decree also establishes an additional increase of 0.5% in the refund for the following specific scenarios: i) if the exported products hold the status of ecological, biological or organic pursuant to Argentine law; ii) if the exported products are authorized to hold the "Argentine Food A Natural Choice" seal pursuant to Argentine Law; or iii) if the exported products count with a Geographical Indication which is duly registered before the Value Added Secretary of the Argentine Ministry of Agroindustry.

        The impact of these measures taken by the Macri administration is still uncertain. The imposition of the prior or any other similar regime may restrict the imports of goods and the import and export of services, which may adversely affect our business, results of operations and financial condition. The imposition of new or additional export taxes or quotas or a significant increase in existing export taxes or the application of export quotas could adversely affect our business, results of operations and financial condition.

The potential implementation in the future of new exchange controls, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy and, as a result, our business.

        Argentina has in the recent past imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Further, the federal government has also adopted various rules and regulations that established restrictive controls on capital inflows into Argentina, including a requirement that, for certain funds remitted into Argentina, an amount equal to 30.0% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.

        During the Fernández de Kirchner administration, through a combination of foreign exchange and tax regulations, the Argentine authorities significantly curtailed access to the foreign exchange market by individuals and private-sector entities. Furthermore, during the last few years under the Fernández de Kirchner administration, the Central Bank has exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods.

        The number of exchange controls introduced in the past and in particular after 2011 during the Fernández de Kirchner administration gave rise to an unofficial U.S. Dollar trading market, and the Peso/U.S. Dollar exchange rate in that market substantially differed from the official Peso/U.S. Dollar exchange rate. For further information on the legislation and terms relating to exchange controls, see "Exchange Rates and Exchange Controls".

        Since assuming office, the Macri administration has announced various reforms to the foreign exchange regulations that are expected to provide greater flexibility and easier access to the foreign exchange market. The principal measures adopted as of the date of this prospectus include:

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  the elimination of the requirement to register foreign exchange transactions in the Exchange Transactions Consultation Program of the AFIP;

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  foreign debts are no longer subject to mandatory repatriation and conversion into Pesos;

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  the reestablishment of an Argentine resident's right to purchase foreign currency without a monthly limit for general savings and investments purposes;

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  the previous requirement that a mandatory, non-transferable and non-interest-bearing deposit in U.S. Dollars of an amount equal to 30% of the inflowing amount be made for a period of 365 calendar days in connection with certain transactions involving foreign currency inflows, has been eliminated;

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  the elimination of the previously applicable mandatory minimum period during which the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the Foreign Exchange Market had to be kept in Argentina;

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  in case of partial or total prepayment of principal corresponding to foreign financial indebtedness, access to the Foreign Exchange Market is admitted provided that the information regimes set forth by the Central Bank had been complied with or declared to be complied with by means of a sworn affidavit;

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  the elimination of the required minimum holding period (formerly 72 business hours as from the deposit of the securities in the transferor's account) for purchases and subsequent sales of securities in a foreign currency; and

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  the extension of the term to repatriate export proceeds to ten years after the shipment of goods.

        Furthermore, on May 19, 2017, the Central Bank issued Communiqué "A" 6244 which, beginning on July 1, 2017, significantly amended and increased the flexibility of the foreign exchange market. In accordance with Communiqué "A" 6244, beginning on July 1, 2017, all of the prior rules regulating foreign exchange operations were abrogated (unless otherwise indicated), and replaced by the rules and regulations established therein.

        On December 17, 2015, because certain restrictions were lifted, the Peso devalued against the U.S. Dollar. See "—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. Dollar and the Peso" and "Exchange Rates and Exchange Controls".

        Notwithstanding the measures recently adopted by the Macri administration, in the future the federal government could otherwise reinstate or impose further exchange controls, transfer restrictions, required repatriation through the Foreign Exchange Market of proceeds raised through capital markets transactions conducted abroad or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets and/or make dividend payments to holders of the ADSs, which may adversely affect the value of our ADSs. Such measures could lead to political and social tensions and undermine the federal government's public finances, as it has occurred in the past, which could adversely affect Argentina's economy and prospects for economic growth, which, in turn, could adversely affect our business, results of operations and financial condition and the market value of our shares and the ADSs.

The federal government may lack adequate international reserves, which may limit its ability to intervene in the foreign exchange markets if necessary and to provide access to such markets to private companies such as us.

        The level of international reserves deposited with the Central Bank significantly decreased from US$47.4 billion as of November 1, 2011 to US$25.6 billion as of December 31, 2015, resulting in a reduced capacity of the federal government to intervene in the foreign exchange market as necessary and to provide access to such markets to private sector entities like us. The Macri administration recently announced a program intended to increase the level of international reserves deposited with the Central Bank through the execution of certain agreements with several foreign entities. As a result of the measures taken under this program, the international reserves increased to US$46.8 billion as of January 2017.

The federal government may order salary increases for employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

        In the past, the federal government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. Labor relations in Argentina are governed by specific legislation, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity is regulated by a specific collective bargaining agreement that groups together companies according to business sectors and trade unions. While the process of negotiation is standardized, each chamber of commerce group for a particular industrial or commercial activity negotiates any increase in salaries or labor benefits with the relevant trade union of such commercial or industrial activity. Due to high levels of inflation, employers in both the public and private sectors have historically experienced, and are experiencing, significant pressure from unions and their employees to further increase salaries. During 2015, various unions negotiated agreements with employers' associations to implement salary increases of over 25%. During 2016, various unions negotiated agreements with employers' associations to implement salary increases of over 30%. We also experienced wage increases in connection with our various collective bargaining agreements. In 2015, the INDEC published the Coeficiente de Variación Salarial (Salary Variation Index, or for the abbreviation taken from its Spanish name, CVS), an index that shows the evolution of salaries. The CVS showed an increase of approximately 30% in registered private sector salaries for the year ended 2015. In 2016, the CVS showed an increase of 32.9%. In the future, the federal government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. If, as a result of such measures, future salary increases exceed the pace of the devaluation of the Peso, this could have a material adverse effect on our costs and business, results of operations and financial condition.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

        During the Argentine economic crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina's economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and heightened political tensions. On November 8, 2012, there was a widespread protest against the federal government and strikes, and social unrest increased during the last months of 2012. Social unrest continued to increase during 2013, 2014 and the beginning of 2015, which was reflected by general strikes on April 10, 2014 and March 30, 2015. Future possible federal government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors' rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Any such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

The stability of the Argentine banking system is uncertain.

        During 2001 and the first half of 2002, a significant amount of deposits were withdrawn from Argentine financial institutions. This massive withdrawal of deposits was largely due to the loss of confidence of depositors in the federal government's ability to repay its debts, including its debts within the financial system, and to maintain Peso-Dollar parity in the context of its solvency crisis. To prevent a run on the U.S. Dollar reserves of local banks, the federal government restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. While the condition of the financial system has improved, adverse economic developments, even if not related to or attributable to the financial system, could result in deposits flowing out of the banks and into the foreign exchange market, as depositors seek to shield their financial assets from a new crisis. Any run on deposits could create liquidity or even solvency problems for financial institutions, resulting in a contraction of available credit.

        In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the federal government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the federal government's public finances, which could adversely affect Argentina's economy and prospects for economic growth.

Increased public expenditures may have long-lasting adverse consequences on the Argentine economy.

        During its last final years in power, the Fernández de Kirchner administration substantially increased public expenditures. During recent years, the Fernandez de Kirchner administration relied on the Central Bank's reserves and the ANSES to source part of its funding requirements. The federal government announced that the primary fiscal deficit in 2015 was 5.4% of the GDP.

        In light of increasingly constrained public finances, the Fernández de Kirchner administration adopted certain measures to finance public expenditures such as revising and downsizing its subsidy policies (particularly, those related to energy, electricity and gas, water and public transportation) and implementing expansionary monetary policies. These policies have led to high inflation and, therefore, adversely affected, and could further affect, consumer purchasing power and economic activity.

        The Macri administration announced its intention to solidify the country's fiscal accounts (accounts of the Argentine tax authorities) and public accounts (accounts of the federal government) in order to reduce the primary budget deficit through a series of tax and other measures, pursued a primary fiscal deficit target of 4.8% of GDP in 2016 and will pursue a 4.2% primary fiscal deficit target of GDP in 2017, in part by the elimination of subsidies and the reorganization of certain expenditures. According to the most recent information reported by the Ministry of Finance (Ministerio de Finanzas), the primary fiscal deficit in 2016 was 4.6% of GDP. Similarly, the Ministry of Finance reported a primary fiscal deficit of 1.5% for the first half of 2017. As of the date of this prospectus, although the Macri administration is currently reviewing certain public sector contracts, there is uncertainty as to what additional actions, if any, the Macri administration will take with respect to public expenditure and its financing.

The federal government has begun to implement measures to solve the ongoing energy sector crisis in Argentina, but the eventual outcome of such measures is unknown.

        Government policies from 2001 through 2015 caused production of oil and gas and electricity generation, transmission and distribution to stagnate while consumption continued to rise. In an attempt to address energy shortages, starting in 2011 the federal government increased imports of energy, resulting in adverse implications for the trade balance and the international reserves of the Central Bank.

        In response to the growing energy crisis, on December 17, 2015, the Macri administration declared a state of emergency with respect to the national electricity system, which will be in effect until December 31, 2017. The state of emergency allows the federal government to take actions designed to stabilize the supply of electricity to the country, such as instructing the Federal Ministry of Energy and Mining (Ministerio de Energía y Minería) to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, the Macri administration announced the elimination of certain energy subsidies currently in effect and significant adjustments to electricity rates to reflect generation costs. Additionally, the Macri administration announced the elimination of some natural gas subsidies and adjustment to natural gas rates.

        Certain provincial governments, municipalities, hospitals, companies and residents, among others, have filed claims with the Federal Ministry of Energy and Mining and with competent courts against the new electricity and gas tariffs, arguing, in general, that the increased tariffs are arbitrary, illegal and/or unconstitutional. In some cases, courts hearing the cases have favored claimants' demands and ordered public service providers to suspend the application of the new tariffs. Among the various rulings, two separate rulings led to the suspension of end-user tariff increases of electricity in the Province of Buenos Aires and the rest of Argentina. However, on September 6, 2016, the highest court of law of the Argentine Republic, the Nation's Supreme Court of Justice (Corte Suprema de Justicia de la Nación or the Supreme Court of Argentina), denied these injunctions that suspended end-users electricity tariff increases. Therefore, as of the date hereof, increases to the electricity end-users tariffs are in effect. On September 12, 2016, pursuant to a Supreme Court of Argentina decision, an open hearing lead by the Minister of Energy and Mining, Juan José Aranguren, was held in relation to the approval of a gas tariff schedule. In October 2016, such a new gas tariff schedule was approved by the Macri administration with increases in the tariff ranging between 300% and 500%. On October 28, 2016, a non-binding public hearing was conducted by the Ministry of Energy and Mining and the National Electricity Regulating Agency (the Ente Nacional Regulador de la Electricidad or ENRE) to present tariff proposals submitted by distribution companies covering the greater Buenos Aires area (with approximately 15 million inhabitants) for the 2017-2021 period in the framework of an integral tariff review. On February 1, 2017, the ENRE enacted several resolutions which, among other policy changes, implement a reduction of electricity subsidies for electricity distributors Empresa Distribuidora y Comercializadora Norte S.A. and Empresa Distribuidora Sur S.A., and an increase in electricity tariffs for residential users of said companies. The amount of the increase ranges between 61% and 148%, depending on the amount of electricity consumption. The ensuing increase in electricity tariffs may adversely affect the acquisition power of consumers, which may have an adverse effect on our financial condition and results of operation. In addition, there have been recent increases in electricity tariffs that target commercial establishments and factories. In 2017, the announced increase for small and medium-sized businesses would be 30% in February and 18% in March. The increase was announced pursuant to Resolution 20/2017 of the Office of Electric Energy. In addition to these electricity tariff increases, on March 30, 2017, the Minister of Energy and Mining announced that gas tariffs for commercial and residential use in the City of Buenos Aires and the Greater Buenos Aires Area will increase by 20% to 36%. In light of these recent increases, we cannot assure you that the Federal Government will not undertake further increases in electricity tariffs. Should these increases occur, we cannot assure you that they will not result in significant increases in our production costs, which will have an adverse effect on our business, results of operation and financial condition.

A decline in international prices for Argentina's main commodity exports could have an adverse effect on Argentina's economic growth.

        Reliance on the export of certain commodities has caused the Argentine economy to be vulnerable to fluctuations in commodity prices. Since the beginning of 2015, international commodity prices for Argentina's primary commodity exports have declined, which has had an adverse effect on Argentina's economic growth. A further decline in the international prices for Argentina's main commodity exports could have a negative impact on the levels of federal government revenues and the federal government's ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the federal government's reaction. Either of these results would adversely impact Argentina's economy and, therefore, our business, results of operations and financial condition.

The Argentine economy can be adversely affected by economic developments in other markets and by more general "contagion" effects, which could have a material adverse effect on Argentina's economic growth.

        Argentina's economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina's major trading partners (including Brazil, which is currently undergoing a recession, the European Union, China and the United States) could have a material adverse impact on Argentina's balance of trade and adversely affect Argentina's economic growth. In 2015, there were declines in exports to Chile, Brazil, the United States and Canada (collectively) of approximately 14%,

27% and 18%, respectively, in each case as compared to 2014. Declining demand for Argentine exports could have a material adverse effect on Argentina's economic growth.

        In addition, financial and securities markets in Argentina have been influenced by economic and market conditions in other markets worldwide. Although economic conditions vary from country to country, investors' perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into, and investments in securities from issuers in, other countries, including Argentina. International investors' reactions to events occurring in one market sometimes demonstrate a "contagion" effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our business, results of operations and financial condition.

        For example, the outcome of the 2016 presidential election in the United States has augmented market volatility due to uncertainty related to changes in U.S. foreign and economic policy, which could affect Latin America companies' access to international capital markets and may affect our ability to incur or refinance debt necessary to fund our operations. Adverse geopolitical events or economic conditions in the United States, the termination or re-negotiation of the North American Free Trade Agreement (NAFTA), other free trade agreements or other related events could have an adverse effect on the Argentine economy or on the global economy as a whole. We cannot assure you that events in other emerging or frontier market countries, in the United States or elsewhere will not adversely affect our business, results of operations and financial condition.

Risks Related to Latin America

We are exposed to risks of operating in, and selling products in, multiple countries in Latin America.

        We operate in various countries in South America, predominantly in Argentina and Uruguay and with presence in Brazil, Bolivia and Chile; we sell our products to other countries in the region and our strategy is to intersperse our operations in Latin America. As a result, our business is subject to risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in these markets, all or any of which could result in disruption of our activities. These risks include, among others:

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  political instability;

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  differing economic cycles and adverse economic conditions;

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  unexpected changes in regulatory environments;

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  currency exchange rate fluctuations or currency devaluation;

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  inability to collect payments or seek recourse under or in compliance with ambiguous or vague commercial laws or laws and regulations related to such actions;

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  changes in distribution and supply channels due to the increase of our business in these countries;

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  foreign exchange controls and restrictions on repatriation of funds;

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  difficulties in attracting or retaining qualified management and employees due to the increase of our business in these countries;

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  the disruptive or preventative impact of corruption on our ability to operate our business;

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  the effects of the impeachment proceedings in Brazil where President Dilma Rousseff was found guilty of breaching federal budget laws during her re-election campaign in 2014; and

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  the effects of possible impeachment hearings for Brazilian President Michel Temer.

        Our overall success within the markets in which we operate depends, to a considerable extent, on our ability to effectively manage differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments. We cannot guarantee that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business.

        We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our goods and services which could be material and could reduce our income and cash flow from our international subsidiaries. We cannot assure you that any governmental authority in the countries in which we operate or sell our products, especially in Argentina, Uruguay, Brazil, Chile and Bolivia, will not increase taxes or impose new taxes on our products in the future.

        In Argentina, commodities exporters may use related trading companies abroad to commercialize their products. Based on specific rules of the Argentine Income Tax Law No. 27, 346 (as amended), or Income Tax Law, the AFIP has challenged in the past and regularly investigates the transfer pricing of these transactions for most of the companies in this sector. The amounts claimed by AFIP may be significant. We have in the past been subject to investigations by the AFIP. Those investigations, however, have not resulted in material actions, decisions, requirements or sanctions. We are currently not aware of any investigation into breaches of existing tax laws or regulations applicable to our business or operations that could result in such actions, decisions, requirements or sanctions. Nevertheless, we cannot assure you that disputes with the AFIP or any other tax authority may not arise in the future, which may have an adverse effect on our business, results of operations and financial condition. Further, tax determination over certain amounts may result in the filing of criminal charges for evasion against the members of our Board of Directors. As such, we cannot assure you that we may not be subject to transfer pricing claims which may have an adverse effect on our results of operation.

Our business is tied to macroeconomic conditions in the countries in which we operate, and such conditions significantly affect our business, results of operations and financial condition.

        The performance of our business is tied to macroeconomic conditions in the countries in which we operate or sell our products, the majority of which are emerging economies. As emerging economies, these countries have in the past and may in the future experience negative economic trends related to high inflation, exchange-rate volatility and high unemployment, among others. These countries have also been subject to periods of political instability, intense government intervention and, in some cases, violence.

        Because we have no control over macroeconomic events or government policies, we cannot predict how the governments of the countries in which we operate will react to the prevalence of any adverse conditions in the future or how these events would affect, directly and indirectly, our business, results of operations and financial condition.

        The success of our business is dependent on economic activity indicators, real wage levels, interest rates and employment conditions, which are influenced by general macroeconomic conditions. Any prolonged economic downturn could result in a decline in real wage levels and result in increased unemployment. This may lead to a decrease in the number of employee contributors or a lack of capacity for creating new jobs, or decrease the salary of workers, each of which are variables that determine the aggregate salary base. Consumer behavior could include policy cancellations, modifications, non-renewals or debt defaults, which may reduce cash flow from operations and investments and may harm our financial position. Further, an increase in the unemployment rate could adversely affect our results of operations and, depending on its magnitude, the impact could be significant.

Changes in governmental policies in the countries in which we operate could adversely affect our business, results of operations and financial condition.

        Governments in the countries in which we operate have exercised, and continue to exercise, significant influence over the economies of their respective countries. Accordingly, the governmental actions, political developments, regulatory, fiscal, foreign exchange, tax and legal changes or administrative practices in the countries in which we operate concerning the economy could have a significant impact on us. Changes in the governmental policies in the countries in which we operate could adversely affect our business, results of operations and financial condition.

        Our business, results of operations and financial condition could also be adversely affected by changes in the economic policies, growth, stability, outlook or regulatory environment. For example, elections in certain countries in Latin America where our business operates can result in successor administrations pursuing significant changes in the countries' economic policies and regulations, including tax increases, higher minimum wages and additional employee pension requirements, stricter environmental standards, greater rights to protect consumers or other populations and more proactive or interventionist government policies in certain sectors of the economy that have been underserved by the private sector. Such policies, if implemented, could adversely affect the economies of the countries in which we operate and, as a result, our business, results of operations and financial condition.

Inflation and government measures to curb inflation could adversely affect the economies in the countries in which we operate.

        Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. For example, for the year ended December 31, 2016, Brazil's official inflation rate was 6.29%, according to the official data released by the Brazilian Institute of Geography and Statistics. Uruguay's inflation rate was 7.0%, for the year ended December 31, 2016, according to the data released by World Bank. Although inflation rates in many of these countries have been relatively low in the recent past, this trend may not continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies, which could lead to reduced demand for our consumer Retail Products in those local economies and decreased sales. Inflation is also likely to increase some costs and expenses of our business in those local economies, which we may not be able to fully pass on to our customers, which could adversely affect our operating margins and operating income.

Currency devaluations and exchange rate fluctuations against the currencies in the countries in which we operate or sell our products could adversely affect our business, results of operations and financial condition.

        We are exposed to exchange rate risk in relation to the U.S. Dollar. Although substantially all of our income is denominated in the local currencies of the countries in which we operate, 96.4% of our outstanding long-term debt was denominated in U.S. Dollars as of November 30, 2016, and 99% of our outstanding long-term debt was denominated in U.S. Dollars as of May 31, 2017. The local currencies of the countries in which we operate or sell our products have been subject to volatility in the past and could be subject to significant fluctuations in the future given the prevalence of a free-float exchange regime, such as the depreciation of the Brazilian real and high rates of inflation. Unforeseen events in the international markets, fluctuations in interest rates, volatility of the oil price in the international markets, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the local currencies of the countries in which we operate. The main drivers of exchange rate volatility in past years have been significant fluctuations of commodity prices as well as general uncertainty and trade imbalances in the global markets. In the past, certain countries in which our business operate, have instituted restrictive exchange control policies. Severe devaluation or depreciation of the currencies of the countries in which we operate could again result in governmental intervention or disruption of foreign exchange markets.

        Any fluctuation in the value of the U.S. Dollar with respect to the various currencies of the countries in which we operate could adversely affect our business, results of operations and financial condition and a significant decrease in the value of the local currencies of the countries in which we operate as compared to the U.S. Dollar will increase our debt service costs.

Risks Related to Uruguay

Our business is subject to risks of operation in Uruguay.

        Uruguay is an emerging economy. Emerging economies are generally more vulnerable to market volatility, as well as political and economic instability, than developed economies. As such, investments in a company such as ours, with operations in an emerging economy such as Uruguay, are subject to certain risks which may affect economic and fiscal results. These risks include:

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  high interest rates;

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  devaluation or depreciation of the currency;

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  inflation;

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  changes in governmental economic, tax or other policies and regulations;

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  the imposition of trade barriers;

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  dependence on tourism;

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  exchange controls; and

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  economic and political instability.

        Any of these factors may adversely affect economic conditions in Uruguay and, as a result, our business, results of operations and financial condition.

Uruguay's economy is vulnerable to external shocks and to adverse developments affecting its major trading partners or by more general "contagion" effects, which could have a material adverse effect on economic growth and its ability to rely on the international capital markets as a source of financing.

        In addition, because reactions of "international investors" to events occurring in one market, particularly emerging and frontier markets, frequently appear to demonstrate a "contagion" effect, in which an entire region or class of investment is disfavored by international investors, Uruguay could be adversely affected by negative economic or financial developments in other markets. Furthermore, the ongoing instability affecting the European financial markets could adversely affect investors' confidence in other markets, such as Uruguay.

        There can be no assurance that external shocks and uncertainties affecting members of the European Union or similar events will not negatively affect investor confidence in emerging and frontier markets or the economies of the principal countries in Latin America. These events, as well as economic and political developments affecting the economies of Uruguay's principal trading partners, may adversely affect Uruguay's ability to raise capital in the external debt markets in the future, as well as its economic condition.

Risks Related to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.

        Our net sales from Brazil accounted for less than 3.3% for the fiscal year ended November 30, 2016 and 6.2% for the six-month period ended May 31, 2017. However, we intend to increase our operations in the country in the future.

        The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government's actions to control inflation and other policies and regulations have often involved, among other measures, variations in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, results of operations, financial condition, future business, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving or affecting factors such as:

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  monetary and foreign exchange policies;

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  interest rates;

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  changes in governmental policies and regulations applicable to our business, especially related to tax matters;

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  exchange controls and restrictions on remittances abroad and on foreign investments in the country;

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  inflation;

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  social instability;

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  liquidity of the domestic capital and financial markets;

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  fiscal policies;

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  rationing of supply of electricity and increase in costs related to electric power; and

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  other political, social and economic developments in or affecting Brazil.

        Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers. The impeachment proceedings in Brazil in which President Dilma Rousseff was found guilty of breaching federal budget laws during her re-election campaign in 2014, currency devaluations and the continuing impact of Brazil's recent economic recession all contribute to Brazil's instability. Moreover, ongoing investigations and corruption charges against Brazil's current president, Michel Temer, threaten to contribute to further uncertainty as to economic growth and the outcome of ongoing economic reforms. Therefore, these uncertainties and developments in the Brazilian economy may have an adverse effect on our business, results of operations and financial condition in such a country.

Risks Related to Our Business

Because we do not grow the agricultural products that supply our business segments, we are completely dependent on our network of farmers, and our results of operations may be negatively affected if we are unable to maintain an adequate network of farmers to supply our need for agricultural food products such as wheat, soybean and other agricultural products.

        We do not grow any of the wheat, sunflower, soybean, corn, barley, sorghum or other crops that we sell or use in our production of branded industrial products such as industrial flour or vegetable oil. As a result, we are entirely dependent upon our network of farmers to supply us with the agricultural products we require. We rely on a network of more than 8,000 farmers to which we sell farming products and services in exchange for the agricultural products necessary for our business. In addition, our purchases of wheat, sunflower, soybean, corn, barley, sorghum and other agricultural products are not conducted under long-term contracts, which makes us particularly vulnerable to market-driven factors beyond our control as well as competitors from other companies seeking to source the same agricultural products. Events such as a decrease in supply caused by an increase in the value of other commodity crops that we do not consume, an increase in land prices, unexpected competition, reduced water availability or other natural or ecological problems beyond our control could disrupt our supply chain. Similarly, if our network of farmers becomes otherwise unhappy with the farming products, and services we provide or the manner in which we provide these goods and services, we may face a similar shortage in supply. Any of these disruptions could limit the supply of agricultural products that we obtain in any given year, thereby affecting our ability to source the raw materials we need for the production of our products. Such disruption could also damage our customer relationships and loyalty if we cannot supply the amount of wheat, sunflower, soybean, corn, barley, and sorghum that they require. Although our network of farmers is diversified and no farmer supplies a material proportion of our total agricultural products needed for the production of our products, it is not without risks. Adverse agronomic, ecological, climatic or other factors could lead to a decrease in the supply of the agricultural products we require for the production of branded industrial products and retail products which could negatively impact our business, results of operations and financial condition.

Our inability to carry out our growth strategy could adversely affect our business, results of operations and financial condition.

        Our growth strategy is based on the development of new products in our existing business lines and on the expansion into new businesses and regional opportunities. Our plan to grow through regional expansion, the development of new products or the development of new business categories could be adversely affected by trends in branded industrial products and retail products in Argentina and the other markets in which we operate. Our ability to introduce new products is contingent on our accurate judgment of potential consumer preferences, and our continued diversification into new product categories relies on our ability to initially identify the creative opportunities within which we can add value. If we are unable to carry out our strategy, our business, results of operations and financial condition could be adversely affected. Acquisitions of additional properties entail the risk that investments will fail to perform in accordance with expectations, including operating and leasing expectations.

The retail and branded industrial product categories in which we participate are very competitive, and if we are not able to compete effectively, our results of operations could be adversely affected.

        The retail and branded industrial product categories in which we participate through our Retail Products and Branded Industrial Products segments are very competitive. Our principal competitors in these categories have substantial financial, marketing, and other resources. In most product categories, we compete not only with other widely advertised retail products, but also with regional brands and with generic and private label products that are generally sold at lower prices. Competition in our retail products categories is based on product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, health benefits, the ability to identify and satisfy consumer preferences, and innovation. Similarly competition in our branded industrial products is based on price, loyalty of our business customers, product quality and reliability for use in retail and other food production. If our large competitors were to seek an advantage through pricing or promotional changes, we could choose to do the same, which could adversely affect our margins and profitability. If we did not do the same, our revenues and market share could be adversely affected. Our market share and revenue growth could also be adversely impacted if we are not successful in introducing innovative products in response to changing consumer demands or by new product introductions of our competitors. If we are unable to build and sustain brand equity by offering recognizably superior product quality, we may be unable to maintain premium pricing over generic and private label products.

Price controls in certain countries in which we operate have affected and may continue to affect our results of operations.

        Certain countries in which we conduct operations, including Argentina, have in the past imposed price controls that restrict our ability to adjust the prices of our retail products. This places downward pressure on the prices at which our products are sold and may limit the growth of our revenue. Price controls in Argentina are applied to retail products intended for final consumption under the Precios Cuidados regime. In Argentina, as of the date of this prospectus, eight products from our Retail Products segment are subject to price controls including four different types of Paseo mini crackers, two different types of dry noodles, Mamá Cocina bread crumbs and Cañuelas wheat flour. As such, we cannot assure you that the negative effects of the previously imposed price controls will not continue into the future, or that new controls will not be imposed. These controls are not applicable to our branded industrial products, or to products in our sustainable sourcing business line.

        Our inability to control the prices of our products could have an adverse effect on our business, results of operations and financial condition.

New regulations or regulatory actions could adversely affect our business.

        Our facilities and food products are subject to many laws and regulations administered by federal, provincial, local and other governmental agencies from Argentina and other countries in which we operate relating to the production, packaging, labeling, storage, distribution, quality, safety of food products and the health and safety of our employees. Our failure to comply with such laws and regulations could subject us to lawsuits, administrative penalties and civil remedies, including fines, injunctions, and recalls of our products. We advertise our retail products and could be the target of claims relating to alleged false or deceptive advertising under Argentine federal, provincial, and other laws and regulations of countries in which we operate or sell our products. We may also be subject to new laws or regulations restricting our right to advertise our products, including proposals to limit advertising to children. Changes in laws or regulations that impose additional regulatory requirements on us could increase our cost of doing business or restrict our actions, causing our results of operations to be adversely affected.

        We are also subject to various federal, provincial, local and other environmental laws and regulations agencies from Argentina and other countries in which we operate. Our failure to comply with environmental laws and regulations could subject us to civil, criminal and administrative penalties, including environmental remediation and compensation or damages resulting from the violation of environmental regulations. We cannot guarantee that our costs relating to compliance with environmental laws will not exceed our established liabilities or, otherwise have an adverse effect on our business and results of operation.

        The Argentine Consumer Protection Law (Law No. 24,240 as amended, or Consumer Protection Law) establishes a number of rules and principles for the protection of consumers. In addition, the Argentine Civil and Commercial Code establishes specific regulations for consumer contracts and introduces guidelines for interpreting both the rules governing consumer relations, and the provisions included in those contracts, prevailing in all cases the interpretation more favorable to consumers.

        On September 18, 2014, the Argentine Congress approved three initiatives of the executive branch, one of which regulates issues related to the defense of consumer rights. The initiative creates a prior Conciliation Service in Consumer Relations (Servicio de Conciliación Previa en las Relaciones de Consumo), which we will refer to as COPREC, in order to solve controversies short of formal litigation, wherein users and consumers may submit their claims for free, which claims are typically solved within 30 days. Users and consumers may submit claims to COPREC in respect of amounts that do not exceed a value equivalent to 55 times the federal government's minimum adjustable wage for measurement purposes. In addition, companies that do not participate in the COPREC mediation may be subject to fines.

        If no agreement is reached, consumers may file an appeal before the consumer relations audit, and then to the corresponding national or federal court of appeals. Consequences of the adoption of this law are still uncertain, which could lead to an increase in the number of complaints under the Consumer Protection Law, which could have an adverse effect on our operations if we are subject to these claims.

We may not be able to operate our recently acquired insurance brokerage business.

        In connection with our acquisition of some of Compañía Argentina de Granos, S.A.'s businesses, we have acquired an insurance brokerage business which provides insurance policies to farmers as part of the broader array of farm products and services that we offer to farmers in exchange for cash or agricultural products. The insurance brokerage business does not currently represent a significant portion of the Agro-services business line. Under Argentine law, brokers and insurance agents are required to obtain authorization from, and be registered with, the Argentine Superintendency of Insurance, which we refer to as SSN. As of the date of this prospectus, Compañía Argentina de Granos S.A. possesses a temporary authorization, and until its permanent authorization is printed by the SSN it will be unable to transfer such authorization to us. As we have yet to obtain such authorization and are not registered with the SSN, we have not been able to engage in the insurance brokerage services which we have acquired. As a result, we have not taken over operations of the insurance business, and the business will continue to be actively managed by Compañía Argentina de Granos, S.A. until such time as they can successfully transfer their operation to us. Any delay in our ability to acquire the authorization or in Compañía Argentina de Granos S.A.'s ability to transfer such authorization may adversely affect our ability to operate the insurance brokerage business we acquired, which may in turn affect our results of operation and financial condition.

Price changes in the agricultural products and commodities we depend on for the production of primary food products may adversely affect our profitability.

        The principal raw materials that we use are agricultural products that experience price volatility caused by external conditions such as weather, product scarcity, limited sources of supply, commodity market fluctuations, currency fluctuations, and changes in governmental agricultural policies and regulations. While many of our primary food product inputs are priced at their value on the delivery date, price changes in agricultural products and commodities may result in unexpected increases in primary food products and packaging input prices. In addition, we rely on certain paper, plastic and plastic substrates for our packaging business which may also be subject to price increases or a lack of availability. If we are unable to increase productivity to offset these increased costs or increase our prices, we may experience reduced margins and profitability. We do not fully hedge against the changes in price of commodities and agricultural products and the risk management procedures that we do use may not always work as we intend.

Unpredictable weather conditions and diseases striking our farmers' crops, potentially destroying some or all of our farmers' crops yields may have an adverse impact on crop production and may reduce the volume and quality we purchase in a given harvest.

        The occurrence of severe adverse weather conditions, especially droughts, hail or floods are unpredictable and may have a potentially devastating impact upon crop production. Additionally, higher and lower than average temperatures and rainfall can contribute to an increased presence of insects. As a result, we cannot assure you that severe future adverse weather conditions will not adversely affect our business, results of operations and financial condition.

        The occurrence and effect of crop disease and pestilence can be unpredictable and devastating on crops, potentially rendering all or a substantial portion of the affected harvests unavailable. Although we buy from a vast network of geographically diverse farmers and have limited exposure to each individual farmer, their crops remain susceptible to fungus and bacteria that are associated with excessively moist conditions. Even when only a portion of a farmer's crops are damaged, our results of operations could be adversely affected because we may not be able to collect the full amount agreed to. Although some crop diseases are treatable and may increase demand for the agro-services we offer, the cost of treatment is high, and we cannot assure you that such events in the future will not adversely affect our results of operations.

Our failure to successfully integrate acquisitions into our existing operations could adversely affect our financial results.

        From time to time, we evaluate potential acquisitions or joint ventures that would further our strategic objectives. Our success in these potential acquisitions depends, in part, upon our ability to integrate acquired businesses into our vertically integrated operations. If we are unable to successfully integrate acquisitions, our financial results could suffer. Additional potential risks associated with acquisitions include the incurrence of additional debt, the loss of key employees and customers of the acquired business, the assumption of unknown liabilities, the inherent risk associated with entering a geographic area or line of business in which we have no or limited prior experience, failure to achieve anticipated synergies, and the impairment of goodwill or other acquisition-related intangible assets. In addition, the due diligence we conduct in connection with an acquisition and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities resulting therefrom. A material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition all of which could have an adverse effect on our business and results of operation.

We may not be able to successfully integrate Cargill's operations into our business and may not achieve the anticipated benefits of the acquisition.

        On August 31, 2016, we acquired Cargill's wheat mill operations in Latin America. The integration of Cargill's operations into our business involves numerous risks, including:

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  difficulties in incorporating Cargill's operations into our business;

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  the diversion of our resources and of our management's attention from other business concerns;

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  the loss of key Cargill employees;

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  entering additional markets, such as Chile and Bolivia; and

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  our estimation of the liability we may assume as a result of the acquisition, including environmental, tax and litigation claims, may not be accurate.

        Assuming they reach maximum capacity, the plants acquired from the Cargill Acquisition have an installed milling capacity of approximately 1.57 million tonnes per year, an amount which increased our installed milling capacity by 81.4%. For the period from August 31, 2016 through November 30, 2016, Cargill was operating at approximately 61.0% of its capacity. For the six-month period ended May 31, 2017 the plants acquired as part of the Cargill Acquisition were operating at approximately 71% of their capacity. If Cargill's operations and financial results do not meet our expectations, we may not realize the synergies, operating efficiencies, market position or revenue growth we anticipate from the acquisition. For further information, see "Prospectus Summary—Cargill Acquisition" and "Presentation of Financial and Other Information—Cargill Acquisition".

The Cargill Acquisition could be affected by legal challenges associated with Argentine antitrust legislation.

        The Argentine Antitrust Law No. 25,156 prevents anticompetitive practices and requires administrative authorization for transactions that would lead to market concentration. According to the Argentine Antitrust Law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than AR$200.0 million must be submitted to the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia), which we refer to as the CNDC, for approval, subject to certain exemptions. Submissions may be filed either prior to the transaction or within a week after its completion.

        On September 7th, 2016, we submitted a filing before the CNDC in order to obtain the approval of the Cargill Acquisition. The transaction is currently being analyzed by the CNDC and the parties have been notified with two requests for information. The CNDC may elect three separate outcomes for the Cargill Acquisition: (i) to authorize the transaction, (ii) to condition the transaction upon the fulfillment of certain conditions precedent or (iii) to reject the transaction. Any CNDC decision may be appealed to the Argentine courts.

        The CNDC may impose certain conditions that may affect the Cargill Acquisition and our ability to integrate the assets purchased in such acquisition into our existing and future operations. The conditions that can be imposed by the CNDC range from the imposition of conduct requirements to requiring structural changes to our business. One of the structural changes that the CNDC could impose on us is a requirement that we divest from specific businesses, business lines or assets. In addition, in connection with the CNDC's ability to impose conduct requirements, we may be required to adhere to certain rules or practices in running our business, such as implementing a price reporting system. These remedies are typically negotiated with the CNDC and alternatives can be proposed for CNDC consideration. We cannot assure you that the CNDC will not impose conduct requirements which may burden our business and operations. Moreover, we cannot assure you the CNDC will not require us to sell any of our other existing businesses, assets or businesses lines in the event that it determines such sale to be necessary as a result of the Cargill Acquisition. The imposition of any such conditions as a result of the Cargill Acquisition may adversely affect our financial condition and results of operations as well as our ability to realize the economic benefits of the Cargill Acquisition.

        As noted above, the CNDC may also elect to reject the Cargill Acquisition entirely. In such event, the CNDC may require that the Cargill Acquisition be unwound completely or that the assets or business be sold to a third party. Historically, the CNDC has elected outright rejection of transactions under its consideration only in relatively rare cases. Nonetheless, we cannot assure you that the CNDC will not outright reject the Cargill Acquisition, which would have an adverse effect on our financial condition and results of operation.

The CNDC is currently investigating a number of markets for goods and services, including certain markets in which we have operations, and the potential consequences of these investigations are not currently known. In addition, the prospect of amendments to the Antitrust Law currently under review of the Macri administration could have an adverse effect on our business or results of operation.

        Pursuant to the Argentine Antitrust Law, the CNDC is entitled to initiate independent investigations against an individual or a public or private entity without having received a specific complaint. For instance, in April 2016, the CNDC announced the initiation of investigations in 11 markets in order to evaluate the level of competition in such markets. Some of the markets currently being investigated include markets for essential products and services, such as mobile communications, credit cards and payments systems, milk, beef and cooking oil, the latter of which is one of our principal markets. As of the date of this prospectus, these investigations are confidential and will remain confidential unless a complaint is brought by the CNDC against a company. We have not been notified of any complaint against us. As such, we have no knowledge of the current state of the investigation with respect to the cooking oil market or the findings therefrom. Our inability to anticipate the results of any investigation by the CNDC including, for example, the current investigation of the cooking oil market, as well as the results of any such investigations themselves, may subsequently have a material adverse effect on our business, results of operations and financial condition.

        In addition, the Macri administration has announced the amendment of the Argentine Antitrust Law focused on protecting consumers and avoiding market disruptions, the replacement of the current CNDC members, and proposed improvements to the efficiency of the CNDC's internal processes. Therefore, the effect of such future amendments cannot be predicted and could affect our ability to undertake future mergers and acquisitions and our results of operations.

Certain aspects of the acquisitions made in connection with the Reorganization may result in additional unforeseen liabilities and obligations that may adversely affect our financial condition and results of operation or that may be reflected in subsequent consolidated combined financial statements.

        As part of the Reorganization, we have acquired (i) certain portions of MOLCA S.A.'s assets and activities related to its Las Palmas port operations; and (ii) certain businesses of Compañía Argentina de Granos S.A. relating to the sale of products and services to agriculture producers and the purchase, storage, transport and sale of oilseeds and grains.

        These transfers of assets and liabilities were made without following the procedures set forth in the Argentine Law for the Transfer of Going Concerns, or Ley de Transmisión de Establecimientos Comerciales e Industriales. In accordance with the terms of such law, therefore, we may be held jointly liable with the respective sellers for any liabilities arising from the businesses acquired. Any such liabilities are not currently reflected in our consolidated combined financial statements and if any such liabilities are ultimately recognized it may have an adverse effect on our business, results of operations and financial condition.

        Pursuant to IFRS, any consideration given or received in relation to transactions are recognized directly in equity as withdrawals or contributions at the acquisition date. However, several of the acquisitions conducted in connection with the Reorganization did not occur until after the fiscal year ended November 30, 2016. As a result, the impact of certain payments or consideration made in connection with the Reorganization are not fully reflected in our consolidated combined statement of financial position and consolidated combined statements of equity as of and for the fiscal year ended November 30, 2016. However, all the assets and liabilities acquired and the consideration paid by us in connection with the Reorganization are fully reflected in our unaudited interim consolidated combined statement of financial position as of May 31, 2017.

If we are not efficient in our production and productivity, our profitability could suffer as a result of the highly competitive environment in which we operate.

        Our future success and earnings growth depend in part on our ability to be efficient in the production and manufacture of our products in highly competitive markets. Gaining additional efficiencies may become more difficult over time. For example, as of the date of this prospectus, we convert approximately 77% of the wheat we process into flour. Although we believe this percentage is close to the market standard, this rate of efficiency may not be easily increased if required. Our failure to reduce costs through productivity gains or by eliminating redundant costs resulting from acquisitions or divestitures could adversely affect our profitability and weaken our competitive position. Many productivity initiatives involve reorganization of production facilities and production lines or the development of assets, such as the construction of the Spegazzini facility. In addition, as of today, the installed milling capacity of the mills acquired from Cargill is 1.57 million tonnes per year. We cannot assure that we will succeed to fully combine operations with our existing milling capacity. Such manufacturing expansion, unsuccessful enhancement of milling capacity or project investments may result in the interruption of production or the disruption of our logistics network, which may negatively impact product volume and margins. If we are unable to successfully execute those initiatives as planned, we may not realize all or any of the anticipated benefits, which could adversely affect our business, results of operations and financial condition.

Our planned expansion of the Las Palmas Port and the development of the Five Nations Industrial Park may be subject to construction and financing delays or lower than expected profits that may affect the feasibility of these projects.

        We are currently planning and evaluating the expansion of the Las Palmas Port and the development of the Five Nations Industrial Park. For more information on these projects see "Business—New Projects and Investments".

        Both projects remain in their initial phases and are subject to numerous risks including, but not limited to, the following:

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  the unavailability of the financing we require for completing them or an increase in the interest rates;

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  construction, labor and other operative risks which may cause significant delays and an increase in costs; and

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  regarding our Five Nations Industrial Park, we may be unable to successfully attract, or experience delays in successfully attracting, potential companies to relocate to this site.

        Any one or a combination of the foregoing financing, operative and business risks, should they occur, may lead to a delay, decreased profitability or cancellation of our projects. Such delay, decreased profitability or cancellation may have an adverse effect on our business, results of operation or financial condition.

Failure to maintain our relationships with labor unions may have an adverse effect on us.

        The majority of our workforce is represented by labor unions. While we have enjoyed satisfactory relationships with all of the labor organizations that represent our employees and we believe our relationships with labor organizations will continue to be satisfactory, labor-related disputes may still arise. Labor disputes that result in strikes or other disruptions could also cause increases in operating costs, which could damage our relationships with our customers and adversely affect us. Prior to the negotiation of our most recent labor agreement with the employees at our Uruguay facility, we had a five-day work stoppage during the period in which salary counsel negotiations were taking place nation-wide. In addition, in May of 2015 there was a 26-day nation-wide strike in Argentina of the union for edible oil workers known as the Aceiteros. Other than this brief stoppage in our Uruguay facility and the national strike in Argentina, which affected our operations, we have not had a labor stoppage or other material labor dispute in the last three years.

        In addition, we may be materially and adversely impacted as a result of increases in our labor costs. Under Argentine law, wages are subject to increase following negotiations between the unions and each chamber of commerce group for a particular industrial or commercial activity. Salary increases are generally in line with inflation, which has been high in Argentina. While many of our products may face similar price increases, we cannot assure you that an increase in wages due to inflation or otherwise will not supersede any such price increase. A shortage in the labor pool or other general inflationary pressures or changes in applicable laws and regulations could increase labor cost, which could have a material adverse effect on our results of operations.

Increased distribution costs or disruption of transportation services could adversely affect our business and financial results.

        Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices and salary increases, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third-party carriers. These factors could impact our commercial reputation and result in our customers reducing or ceasing to order our products due to increased shipping costs. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on our business, results of operations and financial condition. We require the use of refrigerated vehicles to ship certain of our retail products and such distribution costs represent an important element of our cost structure for products in our Retail Products segment.

Concerns with the safety and quality of food products could cause consumers to avoid certain food products or ingredients.

        We could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of certain food products or ingredients. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying our products or cause production and delivery disruptions.

If our retail products and branded industrial products become adulterated, misbranded, or mislabeled, we might need to recall those items and may be subject to product liability claims if consumers are injured.

        The sale of food products for human consumption involves the risk of injury to consumers. These injuries may result from tampering by third parties, bioterrorism, product contamination or spoilage, including the presence of bacteria, pathogens, foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation phases.

        We may need to recall some of our retail products and branded industrial products if they become adulterated, misbranded, or mislabeled. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost revenue due to the unavailability of retail products for a period of time. Similarly, we cannot be sure that consumption of our products will not cause a health-related illness in the future or will not be subject to product liability claims or lawsuits relating to such matters. In such an event, we could also suffer losses from a significant product liability judgment against us. A significant retail product recall or product liability case, even if such liability case was unsuccessful, could also result in adverse publicity, damage to our reputation, the incurrence of significant legal expense and a loss of consumer confidence in our retail products and branded industrial products, which could have an adverse effect on our business results and the value of our brands.

We may be unable to anticipate changes in consumer preferences and trends, which may result in decreased demand for our products.

        Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences and the level of demand for our products may change from time to time and can be affected by a number of different trends and other factors. If we fail to anticipate, identify or react to these changes and trends, or to introduce new and improved products on a timely basis, we may experience reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Our main strategy to achieve growth is to enhance our portfolio by adding innovative new products in faster growing and more profitable categories or by entering altogether new product categories. If we do not succeed in developing innovative products or launching new product categories, our growth may slow, which could adversely affect our profitability. In the future, the demand for our products could be affected by certain trends such as low-carbohydrate diets or concerns regarding the health effects of processed wheat. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of ingredients such as, for example, sodium, trans fats, genetically modified organisms, sugar, or other product ingredients or attributes.

Our results may be negatively impacted if consumers do not maintain their favorable perception of our brands.

        Maintaining and continually enhancing the value of our many top of mind brands is critical to the success of our business. The value of our brands is based in large part on the degree to which consumers react and respond positively to these brands. Brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products, our failure to maintain the quality of our products, the failure of our products to deliver consistently positive consumer experiences, concerns about food safety or the unavailability of our products to consumers. Consumer demand for our products may also be impacted by changes in the level of advertising or promotional support. The growing use of social and digital media by consumers, and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media could seriously damage our brands and reputation. If we do not maintain the favorable perception of our brands, our business results could be negatively impacted.

The agro-services we offer as part of our Agro-Services and Sustainable Sourcing segment is dependent on supplier financing, the unavailability of which may adversely affect our financial condition and results of operation.

        The agro-services we offer, as part of our Agro-Services and Sustainable Sourcing segment, involve the sale of agrochemicals, fertilizer, seeds, machinery, telecommunication, and other farming products and services to the farmers from whom we purchase agricultural products. Many of the products we offer to farmers are provided to us on the basis of supplier financing with long repayment periods. If our suppliers were to significantly reduce the amount or duration of financing that they offer, we may be required to rely on bank financing and other mechanisms in order to remain competitive, which may carry additional costs or negatively affect our financial statements. As such, if we are no longer able to rely on such supplier financing, our financial condition and results of operation may be adversely affected.

Our business is seasonal, and our cash flow may fluctuate significantly depending on the crop growing cycle.

        As with any agricultural business enterprise, the activities in our Agro-Services and Sustainable Sourcing segment are predominantly seasonal in nature. The harvest and sale of crops (wheat, sunflower, soybean, corn, barley, and sorghum) generally occurs from December to June. Wheat is harvested from December to February. Sunflower seeds are harvested from February to April. Our operations and sales are affected by the growing cycle of the crops we process. The annual soybean harvest period in Argentina begins in March and ends in August. This creates fluctuations in our inventory, usually peaking in May to cover sales between crop harvests (i.e., December through October), and a degree of seasonality in our cash flow, with cash flows significantly lower in the last quarter of the fiscal year. Seasonality could have a material adverse effect on the results of operation in our Agro-Services and Sustainable Sourcing segment which represented 43% and 53% of net sales to third parties for the years ended November 30, 2015 and 2016, respectively, and 58% and 46% of net sales to third parties for the six-month period ended May 31, 2016 and May 31, 2017, respectively.

        In addition, certain business lines in our Retail Products and our Branded Industrial Products segments are also subject to seasonality. In particular, our pasta business line and flour business line are subject to fluctuations in the course of the year. Our pasta business line peaks from April through August and also expands during the holidays (with 10% of sales occurring in July of 2016 year and 4% in December for the fiscal year ended November 30, 2016). Additionally, our flour business line for our Retail Products segment peaks from June through July with a trough in consumption in December and January. The difference between the peak and trough periods is 30%. The flour business line in our Branded Industrial Products segment is subject to less volatility with the December through January period resulting in a 15% trough in sales. Therefore, as a result of fluctuation in our Retail Products, Branded Industrial Products and Agro-Services and Sustainable Sourcing segments our cash flow has varied significantly from period to period in the course of the year, and is likely to continue to vary, due to seasonal factors.

Increased energy prices and frequent interruptions of the energy supplied to us for purposes of the manufacture, storage and distribution of our products could adversely affect our business.

        The price of electricity and other energy resources, such as fuel, required in the manufacture, storage and distribution of our products is subject to volatile market conditions and changes in regulation. In addition the transportation services we engage require amounts of fuel oil and other resources for the transport of our products. Our freight and delivery expenses constituted 8.8%, 9.4% and 9.7% of our total costs for the fiscal year ended November 30, 2014, 2015 and 2016, respectively. Our freight and delivery expenses constituted 9.0% and 14.7% of our total costs for the six-month periods ended May 31, 2016 and May 31, 2017, respectively. Similarly, we incur expenses related to our production activities. Utilities costs constituted 2.5%, 2.8% and 3.6% of our total costs for the fiscal year ended November 30, 2014, 2015 and 2016, respectively. Utilities costs constituted 3.2% and 6.4% of our total costs for the six-month periods ended May 31, 2016 and May 31, 2017, respectively. Market conditions and changes in regulation are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the federal government's decision to phase out energy subsidies could cause electricity prices in Argentina to suffer a further increase. In addition the country currently is importing a fair portion of its energy needs from other countries.

        Any sustained increases in energy costs could have an adverse effect on the attractiveness of our products for our customers and consumers and could affect our competitive position if our competitors' energy costs do not increase at the same rate as ours. In addition, disruptions in the supply of energy resources could temporarily impair our ability to manufacture products for our customers. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. While some of our facilities utilize different sources of energy and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. In the past, one of our production facilities has suffered shut offs or limitations on natural gas supply due to actions by the federal government or Ente Nacional Regulador del Gas.

Disruption of our supply chain through force majeure or other events could adversely affect our business.

        Our ability to make, move, and sell products is critical to our success. Any damage or disruption to our supply of agricultural products, primary food products or our manufacturing or distribution capabilities due to weather, including any potential effects of climate change, natural disaster, fire, terrorism, cyber-attack, pandemic, strikes, import restrictions, or other factors could impair our ability to manufacture or sell our products. Failure to deliver our perishable food products promptly could also result in inventory spoilage. In addition, the agricultural product elevators which we operate are highly susceptible to fire and any fire or explosion may damage our supply of agricultural products and oil seeds.

        In addition, our farmers' policies and practices can damage our reputation and the quality and safety of our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when certain of our agricultural products are sourced from a smaller group of farmers or a specific location, could adversely affect our business, results of operations and financial condition, as well as require additional resources to restore our supply chain.

We are subject to extensive environmental regulation, and concerns regarding climate change may subject us to even stricter environmental regulations.

        Our activities are subject to a broad set of laws and regulations relating to the protection of the environment. Such laws include the management of pesticides and associated hazardous waste, the acquisition of permits for water use and effluents disposal and the approval of environmental impact assessments. In addition, the storage and processing of our products, such as agrochemical and other pesticides, may create hazardous conditions. We could be exposed to criminal and administrative penalties in addition to the obligation to remedy the adverse effects of our operations on the environment and to indemnify third parties for damages.

        We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

        Environmental laws and their enforcement are becoming more stringent in Argentina and Brazil increasing the risk of and penalties associated with violations, which could impair or suspend our operations or projects. Our operations expose us to potentially adverse environmental legislation and regulation. Failure to comply with past, present or future laws could result in the imposition of fines, third-party claims, and investigation by environmental authorities and the relevant public attorney office. For example, the perceived effects of climate change may result in additional legal and regulatory requirements to reduce or mitigate the effects of our industrial facilities' emissions. Such requirements, if enacted, could increase our capital expenditures and expenses for environmental compliance in the future, which may have a material adverse effect on our business, results of operations and financial condition. Moreover, the denial of any permit that we have requested, or the revocation of any of the permits that we have already obtained, may have an adverse effect on our results of operations.

We rely on retailers, wholesalers and distributors for our Retail Products segment sales, and if they perform poorly or give preference to competing products, we could be negatively affected.

        We derive significant operating revenues from sales to retailers in our Retail Products segment. We sell our products to large retailers, such as supermarkets and hypermarkets, and to smaller traditional retailers, such as small convenience stores, in addition to selling our products to wholesalers and distributors. These retailers, wholesalers and distributors, in turn, sell our products to consumers. We also operate and supply direct points of sale, which we refer to as Puntos Caliente, in several large supermarkets. Any significant deterioration in the business performance of our retail, wholesale or distribution customers could adversely affect the sales of our products, including the success of our Puntos Caliente. Retailers, wholesalers and distributors also carry products of our competitors. While we have market leadership positions in staple products, which helps to improve our bargaining position with producers, there is a risk that retailers, wholesalers or distributors may give greater priority to products of, or form alliances with, our competitors or their own private labels other than with respect to our products. If retailers, wholesalers or distributors fail to purchase our products, or fail to offer our products with promotional support, our business, results of operations and financial condition could be adversely affected.

Economic downturns could limit consumer demand for our products.

        The willingness of consumers to purchase our products depends in part on local economic conditions. In periods of economic uncertainty, consumers may purchase more generic, private label and other economy brands and may forego certain purchases altogether. While many of our products are staples and have low income elasticity, in such circumstances, we could experience a reduction in sales of higher margin products or a shift in our product mix to lower margin offerings. In addition, as a result of economic conditions or competitive actions, we may be unable to raise our prices sufficiently to protect margins. Consumers may also reduce the amount of food that they consume away from home, or reduce the purchase products from our Puntos Caliente and Retail Products segment. Any of these events could have an adverse effect on our results of operations.

We are required to carry significant amounts of inventory across our business. If our internal controls over inventory levels are not managed adequately, we could be negatively affected.

        Within our Agro-Services and Sustainable Sourcing segment, the quantity of agricultural products recorded in our inventory, which may include third-party agricultural products held in storage, may not be adequately recorded in our internal systems due to the sudden and significant increase during harvest periods, producing human or operational errors and decreases below an acceptable level. Such inadequate records may create problems in fulfilling our obligations with our customers and/or providers of agricultural products, and as a consequence, our business, results of operations, and financial condition may be adversely affected.

We may be unable to maintain our profit margins in the face of a consolidating retail environment.

        There has been significant consolidation among large retailers in the grocery industry in South America, resulting in customers with increased purchasing power. In addition, large retail customers may seek to use their position to improve their profitability through improved efficiency, lower pricing, increased reliance on their own brand name products, increased emphasis on generic and other economy brands, and increased promotional programs. For the fiscal year ended November 30, 2016, Carrefour accounted for 24% of our total domestic sales to supermarkets in tonnes, while DIA accounted for 18% and Jumbo 14%. For the six-month period ended May 31, 2017, Carrefour accounted for 20% percent of our total domestic sales to supermarkets in tonnes, while DIA accounted for 19% and Jumbo 13%. If we are unable to use our scale, marketing expertise, product innovation, knowledge of consumers' needs, and category leadership positions to respond to the demands of these larger supermarket chains, our profitability and volume growth could be negatively impacted. In addition, the loss of any large customer for an extended length of time could adversely affect our revenue and profits.

We have a substantial amount of indebtedness, which could limit financing and other options and in some cases adversely affect our ability to pay dividends.

        As of November 30, 2016, we had total financial liabilities (including borrowings, obligations under finance leases and discounted notes, which consists of payment obligations owed to us that we sell at a discount to banks) of AR$10,379 million (US$645 million). As of May 31, 2017, we had total financial liabilities, including borrowings, obligations under finance leases and discounted notes (which consists of payment obligations owed to us that we sell at a discount to banks), of AR$15,829 million (US$983 million). The agreements under which we have incurred indebtedness place certain limitations on our ability to incur additional unsecured indebtedness in the future. Our level of indebtedness may limit our:

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  ability to obtain additional financing for working capital, capital expenditures, or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward; and

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  flexibility to adjust to changing business and market conditions and may make us more vulnerable to a downturn in general economic conditions.

        There are various financial covenants and other restrictions in our debt instruments. If we fail to comply with any of these requirements, the related indebtedness (and other unrelated indebtedness with cross default provisions) could become due and payable prior to its stated maturity and our ability to obtain additional or alternative financing may also be adversely affected. We have also requested certain waivers in connection with compliance with certain financial ratios and covenants under our IFC Facility; and while we expect to obtain these waivers, there can be no assurance that we will be able to do so. For further information on these waivers, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Information and Non-IFRS Financial Measures—Indebtedness—Non-Current or Long-Term Debt—IFC Facility". In addition, our indebtedness contains several financial covenants and ratios which limit our ability to pay dividends if we cannot meet them.

Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing, and disrupt the operations of our suppliers and customers.

        We depend on stable, liquid, and well-functioning capital and credit markets to fund our operations. Although we believe that our operating cash flows, financial assets, access to capital and credit markets, and revolving credit agreements will permit us to meet our financing needs for the foreseeable future, there can be no assurance that future volatility or disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. In addition, due to the fact that we do not currently use derivatives in order to hedge currency risk, we may experience an increase in our costs of borrowing as most of our debt is Dollar denominated. We may however, utilize interest rate derivatives to reduce the volatility of our financing costs. Our business could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy.

Our business operations could be disrupted if our information technology systems fail to perform adequately or are breached.

        Information technology serves an important role in the efficient and effective operation of our business. We rely on information technology networks and systems, including the internet, to process, transmit, and store electronic information to manage a variety of business processes and to comply with regulatory, legal, and tax requirements. Our information technology systems and infrastructure are critical to effectively manage our key business processes including digital marketing, order entry and fulfillment, supply chain management, finance, administration, and other business processes. These technologies enable internal and external communication among our locations, employees, suppliers, customers, and others and include the receipt and storage of personal information about our employees, consumers, and proprietary business information. Our information technology systems, some of which are dependent on services provided by third parties, may be vulnerable to damage, interruption, or shutdown due to any number of causes such as catastrophic events, natural disasters, fires, power outages, systems failures, telecommunications failures, security breaches, computer viruses, hackers, employee error or malfeasance, and other causes. Increased cyber-security threats pose a potential risk to the security and viability of our information technology systems, as well as the confidentiality, integrity, and availability of the data stored on those systems. The failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies, data loss, legal claims or proceedings, regulatory penalties, and the loss of revenue and customers. Any interruption of our information technology systems could have operational, reputational, legal, and financial impacts that may have a material adverse effect on our business.

Our current insurance coverage may not be sufficient to cover our potential losses.

        Our operations are, in general, subject to different risks and hazards, including adverse weather conditions, fires, diseases and pest infestations, other natural phenomena, industrial accidents, labor disputes, changes in the legal and regulatory framework applicable to us, environmental contingencies and other natural phenomena. Our insurance currently covers only part of the losses we may incur and does not cover losses of undelivered agricultural products due to hail, fire or similar risks. Furthermore, although we maintain insurance at levels that are customary in our industry in the countries in which we operate, certain types of risks may not be covered by the policies we have for our industrial facilities. Additionally, we cannot guarantee that the indemnification paid by the insurer due to the occurrence of a casualty covered by our policies will be sufficient to entirely compensate us for the damages suffered. Moreover, we may not be able to maintain or obtain insurance of the type and amount desired at reasonable costs. If we were to incur significant liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations.

Certain risks associated with the operation of a port, may have an adverse effect on the results of operation of the Las Palmas port and any of our expansion plans associated with it, which may in turn have an adverse effect on our results of operation.

        The container and other activities associated with the Las Palmas port and related services are primarily dependent on global trading volume and demand for agricultural product exports. Our port operations are subject to many risks and other factors, including the following:

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  adverse economic events or global economic crisis, such as the 2008 global economic crisis which had an adverse effect on ports and related services in 2008 and 2009;

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  significant competition from other ports along the Paraná River, which may be closer to certain production and delivery destinations further up river;

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  government intervention stemming from the strategic importance of ports and related infrastructure which makes them susceptible to expropriation and other forms of government intervention;

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  damage resulting from flooding and other natural disasters as well as ensuring the availability of insurance related thereto;

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  loss in production due to work stoppages or other labor disputes;

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  increasing costs of operation and maintenance stemming from the growing age of port equipment and vessels being served due to the increasing difficulty in procuring necessary parts for repairs; and

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  the repeal of the port authorization underlying our operations at the Las Palmas port which was granted by means of Decree No. 221/2006, dated March 1, 2006. Port authorizations, like any administrative decision in Argentina, may be subject to revocation by the government on public interest grounds. Any administrative decision which repeals the port authorization must, however, be reasonably grounded in the applicable legal framework and the relevant facts. In any case, there are no cases known of revocation of port authorizations for public interest reasons.

        We cannot assure you that our cargo may not be subject to flooding in the future or that such damage will be similarly covered by our existing insurance. In addition, any of the above factors whether individually or taken together could have a material adverse effect on our port operations or may delay or cancel our regional expansion activities or the future development of the Five Nations Industrial Park which is adjacent to the Las Palmas port.

We are dependent on executive officers.

        Our success depends, to a significant extent, on the continued employment of our executive officers, who have significant expertise and knowledge of our business and industry. Due to their experience and leadership capabilities, it may be difficult to find suitable replacements for them if they were to cease serving in their respective roles. The loss or interruption of their services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by our Company. Furthermore, any delay in finding, hiring or retaining a suitable replacement to any departing executive officer or highly qualified personnel could adversely affect our business, results of operations and financial condition.

We could lose customers if we fail to separate products that contain genetically modified organisms from those that do not.

        The use of genetically modified organisms, or GMOs, in food and animal feed has been met with varying degrees of acceptance in the different markets in which we operate. For example, the United States and Argentina have approved the use of GMOs in food products and animal feed, and GMO and non-GMO agricultural products is produced and frequently commingled during the agricultural product sourcing process. However, adverse publicity about genetically modified food has led to government regulations that limit sales of GMO products in some of the markets where we sell our products, including, most significantly, the European Union. Our sourcing operations are already equipped to segregate GMOs from non-GMO inputs and our processes and production could be adapted relatively quickly to a change in regulations; but we cannot assure you that our controls will always work to meet requirements set by foreign markets. As a result, should we be unable to meet GMO-related requirements set by foreign markets, or if it takes us longer than our competitors to satisfy such requirements our business, results of operations and financial condition could be adversely affected.

We depend on international trade and economic and other conditions in key export markets for our products.

        Our operating results depend largely on economic conditions and regulatory policies for our products in major export markets. Our ability to compete effectively in these export markets may be adversely affected by a number of factors that are beyond our control, including the deterioration of macroeconomic conditions, volatility of exchange rates, the imposition of greater tariffs or other trade barriers or other factors in those markets, such as regulations relating to chemical content of products and safety requirements. Due to the growing participation in worldwide primary food products markets by primary food producers in South America, South American exporters, including us, are increasingly affected by the measures taken by importing countries in order to protect their local producers. Measures such as the limitation on imports adopted in a particular country or region may affect the sector's export volume significantly and, consequently, our operating results.

        The European Union has a zero tolerance policy with respect to the import of genetically modified organisms, or GMOs. See "—We could lose customers if we fail to separate products that contain genetically modified organisms from those that do not". While the recent drought in Europe has led to the relaxation of these restrictions for certain products, we cannot assure you that we will continue to be able to export any of our products with GMOs to the European Union. If the sale of our products into a particular importing country is adversely affected by trade barriers or by any of the factors mentioned above, the relocation of our products to other countries on terms equally favorable could be impaired, and our business, financial condition and operating results may be adversely affected.

Our market share information is based on statistical studies that may be subject to variation or error.

        Our management relies on market share information provided by CCR and Nielsen which contains certain estimates and projections based on certain statistical procedures and generally used practices in the area of marketing. Some of the sources of information used in connection with the preparation of these studies are not always under our or Nielsen's or CCR's control. Further, some of these practices and procedures are subject to estimation and margin of error inherent in statistical analysis. In addition, these studies only cover certain distribution channels, and, as such, may not reflect the totality of the market. Finally, such studies may be subject to data base errors or other risks. As a result, while our management relies on this information for its strategic decision-making, we cannot assure you that such information may not be subject to error. Similarly, the information included in this prospectus may also be subject to error or may change with time. As such, care should be taken when relying the same.

On June 23, 2016, the United Kingdom, the "UK", voted by a majority in favor of the British Government taking the necessary action for the UK to leave the European Union.

        The outcome of the UK's referendum on membership in the European Union, held on June 23, 2016, was that the UK voted by a majority in favor of the British government taking the necessary action for the UK to leave the European Union. At this time, it is not certain what steps will need to be taken to facilitate the UK's exit from the European Union or the length of time that this may take. Furthermore, the UK's decision to leave the European Union has caused, and is anticipated to continue to cause, significant new uncertainties and instability in the financial markets, which may affect us and the trading price of our Class B ordinary shares and/or the ADSs. These uncertainties could have a material adverse effect on our fiscal condition or prospects. In addition, it is unclear at this stage what the impacts of the UK's departure from the European Union will ultimately be for us or the trading price of our Class B ordinary shares and/or the ADSs.

If U.S. President Donald Trump follows through with his proposals to impose significant tariffs or other restrictions on the countries to which we export, our revenues and results of operations may be materially harmed.

        Donald Trump's victory in the U.S. presidential election, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election, has created uncertainty with how trade would be affected. During the election campaign, President Trump suggested imposing a tariff on several countries that represent important export destinations for our agricultural products and primary food products as part of our Agro-Services and Sustainable Sourcing segment and Branded Industrial Products segment. If any such restrictions or tariffs are imposed on these export destinations, the resulting decrease in demand may have an adverse effect on our exports. As a result, we cannot assure you that any significant increase in tariffs, may not have an adverse effect on the economic performance of our primary export markets and consequently on our results of operation.

Risks Related to the ADSs and our Class B Ordinary Shares

You may not be able to sell the Class B ordinary shares or ADSs you own at the time or the price you desire because an active or liquid market for these securities may not develop.

        Prior to the Global Offering, there has not been a public market for our Class B ordinary shares or ADSs. We intend to apply to list the ADSs on the NYSE. We also intend to apply to list and trade our Class B ordinary shares in Argentina on the BYMA. We cannot predict whether an active liquid public trading market for the ADSs will develop or be sustained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. The liquidity of a securities' market is often a function of the volume of the underlying Class B ordinary shares that are publicly-held by unrelated parties. Although ADSs holders are entitled to withdraw Class B ordinary shares underlying the ADSs from the ADS Depositary at any time, the BYMA in Argentina is generally a less liquid trading market than the NYSE. As a result, holders may be unable to trade actively in the markets.

The market price for our Class B ordinary shares or ADSs could be highly volatile, and our Class B ordinary shares or ADSs could trade at prices below the initial offering price.

        The market price for our Class B ordinary shares or the ADSs after the Global Offering is likely to fluctuate significantly from time to time in response to factors including:

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  fluctuations in our periodic operating results;

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  changes in financial estimates, recommendations or projections by securities analysts;

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  changes in conditions or trends in our industry;

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  changes in the economic performance or market valuation of our competitors;

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  announcements by our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

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  events affecting equities markets in the countries in which we operate;

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  legal or regulatory measures affecting our financial conditions;

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  departures of management and key personnel; or

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  potential litigation or the adverse resolution of pending litigation against us or our subsidiaries.

        Volatility in the price of our Class B ordinary shares or the ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us, as well as announced changes in our business plans or those of competitors, could adversely affect the trading price of our Class B ordinary shares or the ADSs, regardless of the likely outcome of those developments or proceedings. Broad market and industry factors could adversely affect the market price of our Class B ordinary shares or ADSs, regardless of our actual operating performance. As a result, our Class B ordinary shares or ADSs may trade at prices significantly below the initial public offering price.

Actual or anticipated sales of a substantial number of our ordinary shares or the ADSs could decrease the market prices of our Class B ordinary shares and ADSs.

        Following the Global Offering, certain of the selling shareholders may continue to hold Class A ordinary shares representing up to 70% of our capital stock. Sales of a substantial number of our ordinary shares or ADSs after the consummation of the Global Offering, or the anticipation of such sales, could decrease the trading price of the Class B ordinary shares and the ADSs. Although the selling shareholders have agreed to refrain from any sales of their ordinary shares or ADSs for 180 days following the consummation of the Global Offering, we cannot assure you that these shareholders will not choose to sell all or a significant part of their remaining ordinary shares or the ADSs immediately following the expiration of this 180-day period. For further information on the selling shareholders and their participation in the Company, see "Principal and Selling Shareholders".

We are controlled by our principal shareholders.

        As of the date of this prospectus, members of the Navilli family, our principal shareholders, own in the aggregate 100% of our share capital, as described in "Principal and Selling Shareholders". Even after giving effect to the Global Offering, the Navilli family will still own a controlling stake of our share capital. Each ordinary share of our share capital represents the same economic interests. However, as the sole holders of our Class A ordinary shares, the Navilli family will be entitled to five votes per each Class A ordinary share while holders of our Class B ordinary shares shall be entitled to one vote per each Class B ordinary share. According to our bylaws, a two-thirds vote by our Class A ordinary shares is required, regardless of the percentage of capital they represent, in order for us to duly resolve a merger with another company, a voluntary dissolution, our relocation abroad and fundamental change in our corporate purpose. As a result of this significant difference in voting interests, our principal shareholders will be able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders' approval, including fundamental corporate transactions and the payment of dividends by us. Due to the increased voting power of our Class A ordinary shares, this ability to control and direct our operations may persist even in the event that the Navilli family holds less than a majority of the economic interests in our ordinary shares. The Navilli family's interests may conflict with your interests as a holder of Class B ordinary shares or ADSs, and they may take actions that might be desirable to them but not to other shareholders. For more information on the composition of our principal shareholders see, "Principal and Selling Shareholders".

We will have broad discretion in the use of proceeds from the Global Offering and may use them in ways that may not enhance our operating results or the price of the Class B ordinary shares or ADSs.

        We will have broad discretion over the use of proceeds from the Global Offering. You may not agree with our decisions, and our use of the proceeds may not yield a favorable return, if any, on your investment. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of the Global Offering. If we do not invest or apply the proceeds of the Global Offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of our Class B ordinary shares or ADSs to decline. For further information on how we intend to use the proceeds of the Global Offering, see "Use of Proceeds".

Due to our first-time adoption of IFRS and the Reorganization, our internal controls over financial reporting may not be effective, which could have a significant and adverse effect on our results of operation and financial reporting process.

        As we are a first time adopter of IFRS and prepared our first IFRS financial statements in 2016, we have had to face many challenging and complex accounting and financial reporting issues. As a private company, except pursuant to contractual obligations, we were not required to produce annual or quarterly periodic reporting in the past. In addition, in connection with the Reorganization, several businesses that previously operated separately, albeit under common control, are now unifying their reporting activities for the first time. As such, many of our financial reporting and internal controls have undergone significant changes in a short period. Improving internal control over financial reporting and mitigating the risks in our financial reporting processes continue to be top priorities. In the course of preparing our consolidated combined financial statements, we identified several improvement areas related to internal control issues, on which management has taken action. These were primarily in respect of the need for improvement in our information technology general controls and the need to enhance monitoring controls within financial operations and reporting functions. While we believe we have made progress in the implementation and adaptation of our internal control, these will continue to pose significant challenges to our financial reporting process.

Upon becoming a registered public company and as we continue with our activities relating to the testing of internal controls, we may identify internal control issues.

        As part of our preparation in connection with the Global Offering, we began a more comprehensive review of our internal control environment in order to be ready to comply with the requirements of U.S. law, including the Sarbanes-Oxley Act. This review includes an assessment of the design and effectiveness of our internal control environment under the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. We believe that this process will provide consistency in evaluations and verification of the appropriateness and completeness of our activities. We will regularly monitor and report on our review of internal controls to executive officers, our Board of Directors, our external auditors and to the market, if material weaknesses are identified.

        As a foreign private issuer we will not be immediately required to comply with the attestation reports. However, we intend to evaluate our internal controls over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder, which we refer to as Section 404. The process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our testing, we may identify deficiencies of which we are not currently aware.

        If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated combined financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and possibly, harm our results of operations, and lead to a decline in the trading price of our Class B ordinary shares.

Investors may not be able to effect service of process within the United States limiting their recovery of any foreign judgment.

        We are a publicly held corporation (sociedad anónima commercial, industrial, financiera, inmobiliaria y agropecuaria) organized under the laws of Argentina. Substantially all of our directors and our executive officers, and a significant part of our and their assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. There is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us. In addition, the enforceability in Argentine courts of judgments of U.S. or non-Argentine courts with respect to matters arising under U.S. federal securities laws or other non-Argentine regulations will be subject to compliance with certain requirements under Argentine law, including the condition that any such judgment does not violate Argentine public policy (orden público).

You will experience immediate and substantial dilution in the book value of the Class B ordinary shares or ADSs you purchase in the Global Offering.

        Because the offering price of the Class B ordinary shares and ADSs being sold in the Global Offering will be substantially higher than the net tangible book value per share, you will experience immediate and substantial dilution in the book value of these Class B ordinary shares or ADSs. Net tangible book value represents the amount of our tangible assets, minus our pro forma total liabilities. Moreover, if you do not exercise your rights under the Class B ordinary shares rights or ADSs, as the case may be, you will also experience immediate and substantial dilution in the book value of your Class B ordinary shares or ADSs. See "Dilution".

As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain Exchange Act reports.

        As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act, and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

        We are a foreign private issuer within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We will follow certain Argentine practices concerning corporate governance and intend to continue to do so. Accordingly, holders of our Class B ordinary shares or ADSs will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

        For example, the NYSE listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a "controlled company". Under Argentine corporate governance practices, an Argentine company is not required to have a majority of independent members on its board of directors. Notwithstanding, pursuant to the Argentine Capital Markets Law, and its corresponding regulations, listed companies in Argentina are required to have an audit committee consisting of at least three members of our Board of Directors, the majority of which (that is, at least two members) must be independent directors. Under SEC standards applicable to us, all audit committee members will need to be independent following an initial transition period. The listing standards for the NYSE also require that U.S. listed companies, at the time they cease to be "controlled companies," have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Argentine law, an Argentine company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. In addition, NYSE rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Argentine law.

        The NYSE's listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. We are not required to comply with all of the NYSE's corporate governance guidelines and are instead only required to describe any differences between our governance practices and those requirements. For a further description of our corporate governance regime, see "Management—Corporate Governance Practices".

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.

        Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina's short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

        Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our Class B ordinary shares or ADSs to protect your or their interests in connection with actions by our Board of Directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our Class B ordinary shares and ADSs at a potential disadvantage.

You may be unable to exercise voting rights with respect to the Class B ordinary shares underlying your ADSs at our shareholders' meetings.

        As a holder of ADSs, we will not treat you as one of our shareholders and you will not have shareholder rights. The ADS Depositary will be the holder of the Class B ordinary shares underlying your ADSs and holders may exercise voting rights with respect to the Class B ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the ADS Depositary with respect to the underlying Class B ordinary shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our Class B ordinary shares will receive notice of shareholders' meetings through publication of a notice in the Official Bulletin of the Province of Buenos Aires (Boletín Oficial de la Provincia de Buenos Aires), an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), pursuant to the delegation of powers by BYMA to the Buenos Aires Stock Exchange and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the ADS Depositary. If we ask it to do so, the ADS Depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the ADS Depositary as to voting the Class B ordinary shares represented by their ADSs. Due to these procedural steps involving the ADS Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class B ordinary shares and Class B ordinary shares represented by ADSs may not be voted as you desire.

Non-Argentine companies or entities that own our Class B ordinary shares directly and not as ADSs may not be able to exercise their rights as shareholders unless they are registered in Argentina.

        Under Argentine law, foreign companies or entities that own shares in an Argentine corporation are required to register with the corresponding Argentine public registry, in order to exercise certain shareholder political rights, including voting rights. If you own our Class B ordinary shares directly (rather than ADSs) and you are a non-Argentine company or entity and you are not registered with the corresponding Argentine public registry, your ability to exercise your rights as a holder of our Class B ordinary shares may be limited.

Holders of Class B ordinary shares may determine not to pay any dividends.

        In accordance with the Argentine General Companies Law 19,550, as amended, which we refer to as the Argentine General Companies Law, after allocating at least 5% of our annual net earnings to constitute a mandatory legal reserve, we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our consolidated combined financial statements prepared in accordance with IFRS. If this legal reserve is reduced for any reason by less than 5% of our annual net earnings, no dividends can be distributed until it is reinstated. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders' meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. In addition, the Company has entered into certain loan agreements that include restrictions and requirements regarding payment of dividends and other distributions. See "Dividend Policy—Contractual Limitations on Dividend Payments". As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Our shareholders' ability to receive cash dividends may be limited.

        Our shareholders' ability to receive cash dividends may be limited by the ability of the ADS Depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the ADS Depositary, to the extent that the ADS Depositary can in its judgment convert Pesos (or any other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars to the United States, the ADS Depositary will promptly as practicable convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. Dollars. If in the judgment of the ADS Depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulations and approval requirements), the ADS Depositary may distribute the foreign currency received by it or in its discretion hold such currency without investing it for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the ADS Depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

Future restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B ordinary shares underlying the ADSs.

        The federal government may in the future impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Beginning in December 2001, the federal government implemented an unexpected number of monetary and foreign exchange control measures—several of which were de facto or informal—that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval, restrictions on the movement of capital to and from Argentina such as the ones which previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class B ordinary shares, as the case may be, from Pesos into U.S. Dollars and the remittance of the U.S. Dollars abroad. We cannot assure you that the federal government will not take similar measures in the future. In such a case, the ADS Depositary may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid.

Payment of dividends and other amounts to non-residents has been limited in the past and may be limited again.

        From 2011 until President Macri assumed office, the federal government increased controls limiting the possibility of transferring funds abroad. Furthermore, during the last few years under the Fernández de Kirchner administration, the Central Bank exercised a de facto prior approval power for certain foreign exchange transactions, such as dividend payments, capital reductions and payment for the importation of goods and services, irrespective of their amount. The Macri administration has removed most of these controls. Notwithstanding the measures recently adopted by the Macri administration, similar restrictions may be enacted in the future by the federal government or the Central Bank, which could have an adverse effect on the value of our Class B ordinary shares and the ADSs. Moreover, in such an event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

You might be unable to exercise preemptive or accretion rights with respect to the Class B ordinary shares underlying your ADSs.

        Under the Argentine General Companies Law, if we issue new Class B ordinary shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of Class B ordinary shares to maintain their existing ownership percentage, which is known as preemptive rights. In addition, our shareholders are entitled to the right to subscribe for the unsubscribed Class B ordinary shares at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. You may not be able to exercise the preemptive or accretion rights relating to the Class B ordinary shares underlying your ADSs unless a registration statement under the Securities Act of 1933, which we refer to as the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the Class B ordinary shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of Class B ordinary shares or ADSs may suffer dilution of their interest in our Company upon future capital increases.

Changes in the Argentine tax laws and regulations or in the interpretation of such laws and regulations may adversely affect the tax treatment of our Class B ordinary shares and/or the ADSs.

        The results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities of Argentine companies are subject to Argentine income tax, regardless of the type of beneficiary who obtains the income. Capital gains obtained by Argentine resident entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) and derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 35% on net income. Capital gains obtained by Argentine resident individuals derived from the sale, exchange or other disposition of shares and other securities are subject to income tax at the rate of 15% on net income, provided that there is an exemption for Argentine resident individuals if certain requirements are met; however, there is no such exemption for Argentine entities or non-Argentine residents. As the exemption is not available to non-Argentine residents, capital gains obtained by non-Argentine resident individuals or non-Argentine entities, which we refer to as Foreign Beneficiaries, from the sale, exchange or other disposition of shares are subject to Argentine income tax, which we refer to as Argentine Non Residents Capital Gains Income Tax. The Argentine Non Residents Capital Gains Income Tax is applicable at the seller's choice at either (i) 15% on the net amount resulting from deducting from the sale price of the shares the acquisition cost and the expenses incurred in Argentina necessary for obtaining, maintaining and conserving this asset, which we refer to as the Actual Net Gain or (ii) 15% on the net presumed gain of 90% of the sale price, which results in an effective rate of 13.5% on the sale price, which we refer to as the Presumed Net Gain.

        Foreign Beneficiaries are subject to Argentine Non Residents Capital Gains Income Tax when the gain resulting from the transaction with securities qualifies as being from an Argentine source of income. Under the Argentine Income Tax Law, as amended and its regulations, a taxpayer is considered to earn Argentine source income where such income is derived from: (i) assets located, placed or used in Argentina; (ii) the performance of any act or activity in Argentina; or (iii) events occurring in Argentina.

        Based on this rule, income earned by a Foreign Beneficiary from transactions in shares or securities issued by Argentine entities, such as the Class B ordinary shares, would be considered Argentine source income and subject to tax. However, in the case of ADSs, there are different interpretations on whether the transactions executed should or should not be deemed from an Argentine source and therefore subject to Argentine Non Residents Capital Gains Income Tax. Since there are no judicial precedents in connection with this recent tax, we recommend that prospective investors consult with their own tax advisors as to whether or not the capital gain derived from a transaction with ADSs should be deemed Argentine source income.

        Through General Resolution 4094-E, published on July 18, 2017, which we refer to as Resolution 4094-E/2017, the AFIP created different mechanisms for the payment of Argentine Non Residents Capital Gains Income Tax when the seller is a Foreign Beneficiary by distinguishing between those cases in which the transactions are executed through a stock exchange market or agency authorized by the CNV and those that are not. However, through General Resolution 4095-E published on July 20, 2017, the application of Resolution 4094-E/2017 was suspended for 180 days as from July 18, 2017. As of the date of this prospectus, there is no certainty on whether after this period General Resolution 4094-E will be confirmed, suspended for another period, amended or abrogated.

        Numerous matters impacting the taxation of Foreign Beneficiaries were not specifically addressed in the law and regulations issued and continue to remain unclear, such as the tax treatment of gains derived from the transfer of ADSs by Foreign Beneficiaries, among others. As a result, we cannot assure you that holders of Class B ordinary shares or ADSs will not be subject to additional tax obligations as a result of Resolution 4094-E/2017 or any other Argentine tax law. Therefore, holders of our Class B ordinary shares or the ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences of owning our Class B ordinary shares or the ADSs. See "Dividend Policy" and "Taxation—Material Argentine Tax Considerations".

We may be a passive foreign investment company for U.S. federal income tax purposes.

        A non-U.S. corporation will be considered a passive foreign investment company, which we refer to as a PFIC, for U.S. federal income tax purposes in any taxable year in which 75% or more of its gross income is "passive income" or 50% or more of its assets constitute "passive assets." The determination as to whether a non-U.S. corporation is a PFIC is based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by its officers and employees.

        Based upon our current and projected income, assets and activities, we do not expect to be considered a PFIC for our current taxable year or for future taxable years. However, because the determination of whether we are a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

        If we are a PFIC for any taxable year during which a U.S. Holder, as defined in "Taxation—Material U.S. Federal Income Tax Considerations", holds the ADSs or Class B ordinary shares, the U.S. Holder might be subject to increased U.S. federal income tax liability and to additional reporting obligations. See "Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules". U.S. Holders are encouraged to consult their own tax advisors regarding the applicability of the PFIC rules to their purchase, ownership and disposition of the ADSs or Class B ordinary shares.

Our shareholders may be subject to liability for certain votes of their securities.

        Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the purchase price of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders' votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine General Companies Law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders. As a result, we cannot assure you that some shareholders may not be held liable for damages or other expenses under the Argentine General Companies Law.

In the past we have conducted business with Cuba. As a result, we may be subject to potential investigations by US authorities or reputational risks associated with doing business with sanctioned countries, which may affect the price of our Class B shares.

        In the past, we have engaged in sporadic export sales of agricultural products and primary food products to Cuba. For the fiscal year ended November 30, 2016, our sales to Cuba represented a negligible amount of our net sales for the period. Similarly, for the fiscal year ended November 30,

2016, the total amount of tonnes of agricultural products exported consisted of less than 0.3% of our total tonnes of agricultural products exported for such year. As we are not a U.S. company we may have sporadically conducted business with certain counterparties with which U.S. persons may be restricted or prohibited from conducting the same or similar business. As of the date of this prospectus, however, we are not actively pursuing or seeking to pursue commercial efforts with any country or other counterparty included in any sanctioned list.

        The U.S. Treasury Department's Office of Foreign Assets Control, which we refer to as OFAC, administers and enforces economic and trade sanctions based on U.S. foreign policy against Cuba and certain other targeted foreign countries, and groups opposed to the Cuban regime may seek to exert pressure on companies doing business in Cuba. Although Cuba has been removed from the U.S. Department of State's list of state sponsors of terrorism, uncertainty remains over OFAC's enforcement of sanctions against Cuba and the impact the sanctions program will have on our operations, and ultimately the market price of our Class B ordinary shares, particularly if such activities grow in the future. In addition, certain U.S. states have enacted or may enact legislation regarding investments by state-owned investors, such as public employee pension funds and state university endowments, in companies that have business activities with Cuba such as our Company. As a result, such state-owned institutional investors may be subject to restrictions with respect to investments in companies such as ours, which could also adversely affect the market for our Class B ordinary shares.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

        Following the completion of the Global Offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC and the CNV. Complying with these reporting and regulatory requirements will be time consuming, resulting in increased costs to us or other adverse consequences.

        As a public company, we will be subject to the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, as well as to the Argentine Capital Markets Law and CNV rules. These requirements may place a strain on our systems and resources. The Exchange Act applicable to us requires that we file annual and current reports with respect to our business and financial condition. Likewise, CNV rules require that we make annual and quarterly filings and that we comply with disclosure obligations including current reports. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition.

USE OF PROCEEDS

        We expect to receive US$         million of net proceeds from the sale of ADSs and Class B ordinary shares by us in the Global Offering, after deducting the estimated underwriting discounts and commissions and estimated expenses incurred in connection with the Global Offering, based on an assumed offering price of US$        per ADS (based on the venta de divisas exchange rate of AR$        per US$1.00 reported by the Banco de la Nación Argentina on                        , 2017), which corresponds to the mid-point of the range set forth on the cover page of this prospectus. If the international underwriters fully exercise their over-allotment option, we expect to receive US$         million of net proceeds. An increase (decrease) of US$1.00 in the price per share of US$        would increase (decrease) the net proceeds in connection with the Global Offering by US$         million (assuming the over-allotment option is not exercised).

        We will not receive any proceeds from the sale of ADSs or Class B ordinary shares by the selling shareholders.

        The principal purposes for the Global Offering are to increase our capitalization and financial flexibility, to create a public market for our Class B ordinary shares and the ADSs, and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds from the Global Offering for general corporate purposes.

 DIVIDEND POLICY

Our Dividend Policy

        Under the Argentine General Companies Law, the declaration and payment of dividends, subject to compliance with applicable Argentine corporate law, is determined by the annual shareholders' meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting. Both our Class A and Class B ordinary shares are entitled to the same amount of dividends per share.

        Dividends, if any, on our outstanding Class A ordinary shares and Class B ordinary shares will be proposed by our Board of Directors and subject to the approval of our shareholders. Even if our shareholders decide to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings investment plans, capital requirements and surplus, general financial condition, contractual restrictions and other factors our Board of Directors and shareholders may deem relevant.

        In addition, the distribution of dividends may be limited by Argentine law, which permits the distribution of dividends only out of realized and net earnings (ganancias líquidas y realizadas) as set forth in our annual standalone financial statements presented in Pesos and approved by our shareholders, or consolidated special interim balance sheet in case of anticipated dividends.

        Under the Argentine General Companies Law and our bylaws, we are required to allocate to our legal reserve 5% of our annual net earnings, plus or minus the results or prior years, until our legal reserve equals 20% of our then-outstanding share capital, which legal reserve is not available for distribution to shareholders. References to our bylaws are to our bylaws as adopted upon the effectiveness of the Global Offering. Additionally, our annual net income must be allocated in the following order:

  •
  to comply with the legal reserve requirement;

  •
  to pay the accrued fees of the members of the our Board of Directors and supervisory committee;

  •
  to pay dividends on preferred shares (if at any time issued and existing); and

  •
  the remainder of net income for the year may be distributed as dividends or as otherwise determined by our shareholders at the annual shareholders' meeting.

        According to the rules issued by the CNV, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution.

        For the fiscal years ended November 30, 2014, 2015 and 2016, we paid dividends to our shareholders totaling AR$0, AR$16 million and AR$74 million, respectively. For the six-month period ended May 31, 2017, we paid dividends to our shareholders totaling AR$49 million. As of May 31, 2017, we had AR$579 million in declared but unpaid dividends.

Payment of Dividends

        In general, Argentine foreign exchange regulations grant access to the foreign exchange market for the purchase of foreign currency to pay dividends abroad to foreign shareholders or to a ADS Depositary for the benefit of the foreign holders of ADSs, provided that the "Foreign Financial Debt Information Regime" established by Communiqué "A" 3602, as amended, has been complied with, as well as the "Direct Investment Information Regime" (Communiqué "A" 4237, as amended), if applicable. The shares underlying the ADSs are held in Argentina by Banco Santander Rio S.A., acting as the custodian agent for the ADS Depositary. The ADS Depositary will be the registered owner on the records of the registrar of our Class B ordinary shares and will act as the registrar of our ADSs.

We will inform the Central Bank of the amount of our Class B ordinary shares held by foreign shareholders and the shares underlying the ADSs, and, therefore, should have access to the foreign exchange market to pay dividends with respect to our Class B ordinary shares or ADSs, subject to certain structural restrictions as described further in "Risk Factors—Risks Related to ADSs and our Class B Ordinary Shares—Future restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B ordinary shares underlying the ADSs". Pursuant to the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared with respect to the underlying Class B ordinary shares represented by such ADSs to the same extent as the holders of the Class B ordinary shares.

        Payments of cash dividends and distributions, if any, will be made in Pesos, although we reserve the right to pay in other currency. See "Risk Factors—Risks Related to the ADSs and our Class B Ordinary Shares—Holders of Class B ordinary shares may determine not to pay any dividends". The ADS Depositary will convert such dividends received by the ADS Depositary in Pesos into U.S. Dollars and pay such amount to holders of ADSs, net of any dividend distribution fees, ADS Depositary fees and expenses, currency conversion expenses, taxes or governmental charges, if any. In the event that the ADS Depositary is unable to convert immediately the Argentine currency received as dividends into U.S. Dollars, the amount of U.S. Dollars payable to holders of ADSs may be adversely affected by depreciation of the Peso. See "Risk Factors—Risks Related to the ADSs and our Class B Ordinary Shares—Future restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B ordinary shares underlying the ADSs".

Contractual Limitations on Dividend Payments

        Pursuant to several of our existing debt agreements, we are subject to various customary restrictions on the payment of dividends upon the occurrence of an event of default under such agreements or if such payment would otherwise be reasonably likely to result in an event of default. Similarly, both we and our subsidiaries are also prohibited from paying dividends in the event that we fail to comply with certain financial ratios and covenants. For a further description of the specific limitations on dividends set forth in our material debt agreements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Indebtedness".

        The payment of cash dividends may be subject to additional tax considerations. For further information on the tax implications of dividend payments see "Taxation—Material Argentine Tax Considerations—Taxation on Dividends".

 CAPITALIZATION

        The following table sets forth our capitalization as of May 31, 2017 on an actual basis and as adjusted to give effect to the completion of the Global Offering. The adjustments are based on an assumed initial public offering price of US$        per ADS, which is the midpoint of the price range per ADS set forth on the cover of this prospectus. We expect to receive US$         million of net proceeds from the sale of ADSs and Class B ordinary shares by us in the Global Offering, after deducting the estimated underwriting discounts, commissions and expenses incurred in connection with the Global Offering, based on an assumed offering price of US$        per ADS (based on the venta de divisas exchange rate of AR$        per US$1.00 reported by the Banco de la Nación Argentina on                        , 2017), which corresponds to the mid-point of the range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of ADSs or Class B ordinary shares by the selling shareholders.

        The table below should be read in conjunction with "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated combined financial statements and related notes included elsewhere in this prospectus.

	As of May 31, 2017
	Actual	As Adjusted(1)	Actual	As Adjusted(1)
	(in thousands of Pesos)		(in thousands of US$)(2)
Current borrowings
Secured bank borrowings	1,158,519		71,958
Unsecured bank borrowings	4,912,410		305,118
Discounted notes	1,632		101
Obligations under finance leases	20,904		1,298
Total current borrowings	6,093,465		378,476
Non-current borrowings
Secured bank borrowings	3,066,089		190,440
Unsecured bank borrowings	6,566,971		407,886
Obligations under finance leases	102,854		6,388
Total non-current borrowings	9,735,914		604,715
Total borrowings	15,829,379		983,191
Shareholders' equity
Total equity	(772,099)(3)		(47,956)

Total capitalization	15,057,280		935,235

(1)
The as adjusted column reflects the receipt of net proceeds from the Global Offering and the application of such proceeds as described in "Use of Proceeds", but does not reflect the exercise of the over-allotment option.

(2)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina.

(3)
For further information on our negative total equity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Information and Non-IFRS Financial Measures—Projected Sources and Uses of Cash".

 DILUTION

        As of                    , 2017, our outstanding capital stock consisted of        Class A ordinary shares and         Class B ordinary shares. If you invest in our ADSs in this international offering, your ownership interest will be diluted to the extent of the difference between the offering price per ADS and the net book value per ADS upon the completion of this international offering. Dilution results from the fact that the per-ADS offering price of ADS in this international offering could be substantially in excess of the actual book value per ADS. As of May 31, 2017, we had a net tangible book value of AR$         million or AR$        per ordinary share or US$        per ADS. Net tangible book value per ordinary share represents the amount of our total tangible assets of AR$         million (total assets less intangible assets and deferred tax assets) less total liabilities of AR$         million, divided by the total number of our ordinary shares outstanding as of May 31, 2017.

Dilution of Shareholders' Interest After the International Offering

        After giving effect to the sale of the ADSs offered by us in the international offering at the offering price of US$        per ADS and of the Class B ordinary shares offered by us in the Argentine offering at the offering price of AR$        per share and, after deducting the estimated underwriting discounts and commissions and expenses incurred in connection with the Global Offering, our net tangible book value estimated at May 31, 2017 would have been approximately US$         million, based on the venta de divisas exchange rate of AR$16.10 per US$1.00 reported by the Banco de la Nación Argentina for May 31, 2017, representing US$        per ordinary share and US$        per ADS. This represents an immediate increase in net tangible book value of US$        per ordinary share and US$        per ADS to existing shareholders and ADS holders, respectively, and an immediate dilution in tangible book value of US$        per ADS to purchasers of ADSs in the international offering. Dilution for this purpose represents the difference between the price per ordinary share paid by these purchasers and net tangible book value per ordinary share immediately after the completion of the international offering.

        This dilution analysis assumes no exercise of preemptive and accretion rights by our minority shareholders and no exercise of the overallotment option granted to the international underwriters.

        The following table is for illustrative purposes only:

	Per Ordinary Share		Per ADS(1)
	AR$		US$
Offering price (per ordinary share/ADS)	$
Net tangible value per ordinary share/ADS prior to the Global Offering	$
Net tangible value per ordinary share/ADS attributable to existing shareholders	$
Net tangible value per ordinary share/ADS after the Global Offering	$
Dilution per ordinary share/ADS to new investors(2)	$
Percentage of dilution in net tangible value per ordinary share/ADS(3)		%		%

(1)
Converted into U.S. Dollars at the venta de divisas exchange rate reported by the Banco de la Nación Argentina for May 31, 2017, which was AR$16.10 per US$1.00.

(2)
Dilution for this purpose represents the difference between the price per ordinary share/ADS paid by the investors in the international offering and the shareholders' equity value per ordinary share/ADS immediately after the completion of the international offering.

(3)
The calculation of the percentage of dilution to new investors is obtained by dividing the dilution of the shareholders' equity value per ordinary share/ADS to new investors by the price per ordinary share/ADS.

        A US$1.00 increase (decrease) in the public offering price of US$        per ADS would increase (decrease) our net book value after the international offering by US$         million, the net book value per ADS after the international offering by US$        per ADS and the dilution in the net book value per ADS to investors in the international offering by US$        per ADS, assuming the number of Class B ordinary shares and the ADSs offered under the international offering and the Argentine offering, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and expenses incurred in connection with the Global Offering.

 EXCHANGE RATES AND EXCHANGE CONTROLS

        A significant portion of our operating income is exposed to foreign exchange fluctuations. We are primarily exposed to fluctuation in the exchange rate between the U.S. Dollar and the Peso. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk".

Argentine Pesos

        From April 1, 1991 until the end of 2001, Law No. 23,928 and Regulatory Decree No. 529/91, or the Convertibility Law, established a fixed exchange rate under which the Central Bank was obliged to sell U.S. Dollars at a fixed rate of one Peso per U.S. Dollar. On January 6, 2002, the Argentine Congress enacted Economic Emergency Law No. 25,561, or the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of AR$1.00 to US$1.00, and granted the executive branch of the federal government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the Foreign Exchange Market. Following a brief period during which the federal government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Peso was permitted to float freely against other currencies since February 2002. The Public Emergency Law was subsequently extended and remains in effect as of the date of this prospectus.

        Since the suspension of some of the provisions of the Convertibility Law in December of 2001, the federal government has imposed several controls on the purchase of foreign currency in the exchange market, the transfer of funds outside of Argentina and the inflow of funds to Argentina.

        Beginning in late 2011, the federal government began implementing measures that further restricted access to the Foreign Exchange Market, and set limitations on the purchase of foreign currency except in the case of specific and regulated transactions.

        However, beginning in December 17, 2015, the federal government implemented a series of measures to progressively deregulate and implement more flexible rules for foreign exchange controls. The following amendments, along with certain other reforms, were introduced by communiqués including "A" 5850, "A" 5861, "A" 5899, "A" 6037, "A" 6058, "A" 6067, "A" 6137, "A" 6150 and "A" 6174 in each case as amended. We refer to these communiqués collectively as the Amended Regulation. Among other changes, these amendments revised the rules pertaining to the Acquisition of External Assets, Payments for Services and Goods, Financial Indebtedness and the Repatriation of Direct and Portfolio Investments.

        Furthermore, on May 19, 2017, the Central Bank issued Communiqué "A" 6244 which, as of July 1, 2017, significantly amended and increased the flexibility of the foreign exchange market. The following is a description of the restrictions and regulations in effect until June 30, 2017 and those that entered into effect on July 1, 2017.

Main restrictions and regulations effective until June 30, 2017 as per the Amended Regulation

Acquisition of External Assets

        The Amended Regulation replaced the rules for accessing the Foreign Exchange Market with limitations on the purchase of external assets (which includes foreign currency) by Argentine residents. As a result:

  •
  external assets (i.e., foreign currency) could be acquired in the Foreign Exchange Market by Argentine individuals, private sector legal entities incorporated in Argentina that were not otherwise authorized to trade in the Foreign Exchange Market, estates incorporated in Argentina, and local government agencies, for purposes which included the making of direct investments abroad (i.e. real estate investments, and any interest purchases or contributions in companies in which the local resident held more than 10% of the capital stock), portfolio investments abroad, and purchases of foreign currency bills and travelers checks;

  •
  in the case of foreign currency sales to Argentine residents the transfer could not be made to countries or jurisdictions considered non-cooperative for fiscal transparency purposes under section 1 of Executive Decree No. 589/13, as amended, or to countries or jurisdictions where the Recommendations of the Financial Action Task Force were not followed or sufficiently followed. Non-cooperative countries or jurisdictions were designated as such by the Financial Action Task Force (www.fatf-gafi.org). The identification of the foreign entity where the customer's account was created and the account number had to be recorded in the applicable exchange ticket;

  •
  no monthly limit was established to the total amount of foreign currency that could be purchased for all the above mentioned items.

Payments for Services, Goods, Interests and Dividends

        In relation to payment for services, imports of goods, interests, dividends to non Argentine resident shareholders and to the ADS Depositary for the benefit of any foreign holders of ADSs and non financial non manufactured assets, such as intellectual property, Communiqué "A" 6037 removed the obligation to justify, through the presentation of certain required documentation, each foreign exchange transaction. All foreign exchange operations carried out through authorized entities were processed automatically. In lieu of providing supporting documentation, the customer had to file a sworn affidavit with each foreign exchange ticket, indicating the code which corresponds to the type of foreign exchange transaction being performed. Access to the Foreign Exchange Market for this purpose required the presentation of an affidavit declaring compliance with the reporting regimes established by Communiqué "A" 3602 (as amended and supplemented) and Communiqué "A" 4237 (as amended and supplemented), as applicable.

Financial Indebtedness

        As established by Communiqué "A" 6037, the Amended Regulation eliminated the requirement that the proceeds of any financial indebtedness incurred with a non-Argentine resident and transferred to a resident of Argentina be settled in the Foreign Exchange Market. The settlement of such funds in the Foreign Exchange Market was no longer necessary even if an Argentine resident intended to eventually access the foreign exchange market to purchase foreign currency as a means of repaying the principal and interest under such financial indebtedness. As per Resolution No. 1/2017 from the Ministry of Treasury (Ministerio de Hacienda), dated January 5, 2017, the previously applicable regulation establishing that any and all indebtedness actually transferred to Argentina and settled in the Foreign Exchange Market, had to have an agreed upon minimum term of 120 days (counted as from the date the funds are settled), was amended and such term reduced to zero days.

        To access the Foreign Exchange Market for purposes of the repayment of principal, an affidavit stating that Argentina's financial debt information regime was duly complied with had to be filed.

        In addition, it is important to mention that the Amended Regulation removed the requirements for a 30% mandatory deposit, in connection with the inflow of certain funds to Argentina through the Foreign Exchange Market.

Repatriation of Direct and Portfolio Investments by Non-Argentine Residents

        Argentine companies could also make payments of dividends to non-Argentine resident shareholders and to the ADS Depositary for the benefit of the foreign holders of ADSs in Pesos. The repatriation of such proceeds by foreign shareholders and/or the ADS Depositary for the benefit of the non-Argentine resident holders of ADSs was also permitted under foreign exchange regulations.

        The Amended Regulation established, that the repatriation of direct investments by a non-Argentine residents (i.e. the sale of a direct investment, liquidation of a direct investment, capital reduction or return of an irrevocable capital contribution) no longer required the presentation of evidence showing the transfer of funds to Argentina by means of the Foreign Exchange Market or compliance with the prior minimum holding period of 365 calendar days from the date of transfer of the investment funds. The intervening financial entity however, had to verify compliance with the "Direct Investment Information Regime" (Communiqué "A" 4237, as amended), if applicable.

        For portfolio investments, the repatriation of funds by non-Argentine residents through the Foreign Exchange Market no longer required that residents provide the intermediate financial entity with evidence that the investment funds were duly transferred through the Foreign Exchange Market and that a minimum waiting period of 120 days counted as from the date of transfer and settlement on the Foreign Exchange Market was met.

        In addition, in order to repatriate both portfolio and direct investments, the non-Argentine resident had to reside or be incorporated in a country, territory or jurisdiction considered to be "cooperative" in matters related to fiscal transparency.

Restrictions as from July 1, 2017

        In accordance with Communiqué "A" 6244, with effect as from July 1, 2017, all of the rules previously regulating foreign exchange transactions were removed (unless otherwise indicated), and replaced by the following rules and regulations:

  •
  The Foreign Exchange Market will remain in place.

  •
  All foreign exchange transactions must be conducted through an authorized financial entity.

  •
  The hours of operation restrictions for the Foreign Exchange Market were removed.

  •
  The obligation of Argentine residents to comply with the survey of foreign liabilities and debt issuances (Communiqué "A" 3602 and its supplement) and the survey of direct investments (Communiqué "A" 4237 and its supplement) remain in effect even if there was no inflow of funds to the MULC and/or no future access to it for transactions to be declared.

  •
  The obligation to execute foreign exchange tickets for each foreign exchange transactions was removed; provided, however that registration of all transactions by the intervening financial entity remains in effect.

  •
  The obligation of Argentine residents to transfer to Argentina and settle the proceeds of their exports of goods in the Foreign Exchange Market within the applicable deadline established by foreign exchange regulations remains in force; provided, however that in relation to the export of goods, the Communiqué allows for the direct allocation of export proceeds (without the requirement to settle such funds on the Foreign Exchange Market) to certain financing operations, such as: (i) advanced payments for the export of goods, (ii) pre-export financings, (iii) post-export financings, (iv) settlements related to financings of exports to non-Argentine residents provided by local financial institutions and (v) financial indebtedness such as (a) the issuance of notes abroad (b) financial loans from international organizations, official credit agencies, multilateral banks and other foreign financial institutions or (c) loans in foreign currency granted by local financial institutions in which the contract states that the exporter must apply all receivables to certain accounts to guarantee the payment of debt services and/or maintain such financings.

Survey of foreign liabilities and debt issuances

        Through Communiqué "A" 3602, the Central Bank implemented an information regime for the registration of indebtedness and liabilities maintained by residents with non-residents at the end of each quarter. This declaration must be submitted through financial institutions if the debts are outstanding at the end of the quarter.

Survey of direct investments

        Through Communiqué "A" 4237, the Central Bank implemented a Direct Investment Survey System by which local companies with non-resident direct investors, and Argentine residents who have direct investments abroad, have to file a formal statement through financial entities.

        Reporting is on a semi-annual basis, but the report is only mandatory if the value of the non-resident holdings in the country, when taking into account their participation in the value of the company's net worth, reaches or exceeds the equivalent of $500,000. In the case where holdings do not reach this threshold, reporting is optional.

        The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair our ability to transfer funds generated by our Argentine operations in U.S. Dollars outside Argentina. See "Risk Factors—Risks Related to Argentina—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. Dollar and the Peso" and "Risk Factors—Risks Related to the ADSs and our Class B Ordinary Shares—Future restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B ordinary shares underlying the ADSs".

        The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. There can be no assurance that the Peso will not further depreciate in the future. The exchange rates below should not be considered as representations that the Peso amounts have been or could be converted into U.S. Dollars at that rate or any other rate. The official venta de divisas exchange rate on May 31, 2017 was AR$16.10 to US$1.00.

	Exchange Rate (Peso per U.S. Dollar)
	High(1)	Low(1)	Average(1)	Period End(1)
Year Ended November 30,
2012	4.84	4.28	4.51	4.84
2013	6.14	4.84	5.37	6.14
2014	8.53	6.16	7.94	8.52
2015	9.69	8.53	9.04	9.69
2016	15.87	9.70	14.42	15.87
Month Ended
January 31, 2017	16.08	15.81	15.91	15.90
February 28, 2017	15.80	15.36	15.59	15.48
March 31, 2017	15.65	15.39	15.52	15.39
April 30, 2017	15.49	15.19	15.36	15.40
May 31, 2017	16.19	15.29	15.72	16.10
June 30, 2017	16.63	15.88	16.12	16.06
July 1 through July 19, 2017	17.15	16.80	17.00	17.15

(1)
Reference to venta de divisas exchange rate reported by the Banco de la Nación Argentina.

SELECTED CONSOLIDATED COMBINED FINANCIAL DATA

        You should read the selected historical consolidated combined financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Summary Consolidated Combined Financial Data" and our consolidated combined financial statements and related notes included elsewhere in this prospectus.

        The selected historical consolidated combined financial information presented below under the captions "Consolidated Combined Statement of Comprehensive Income Data" and "Consolidated Combined Statement of Cash Flow Data" for the fiscal years ended November 30, 2014, 2015 and 2016 and the summary historical consolidated combined financial information presented below under the caption "Consolidated Combined Statements of Financial Position Data" as of December 1, 2013 and November 30, 2014, 2015 and 2016 have been derived from our audited consolidated combined financial statements included elsewhere in this prospectus. The summary historical consolidated combined financial information for the six-month periods ended May 31, 2016 and May 31, 2017 and as of November 30, 2016 and May 31, 2017, respectively, are derived from our unaudited interim consolidated combined financial statements included elsewhere in this prospectus.

        We prepare our audited consolidated combined financial statements in accordance with IFRS as issued by the IASB. We applied IFRS for the first time for the fiscal year ended November 30, 2016 with a transition date of December 1, 2013. We have applied all IFRS issued by the IASB effective at the time of preparing our consolidated combined financial statements. We applied IFRS for the first time for our fiscal year ended November 30, 2016, which included comparative information for the fiscal years ended November 30, 2014 and 2015. The opening IFRS statement of financial position was prepared as of our transition date of December 1, 2013. Note 2 to our audited consolidated combined financial statements contains the details of our transition to IFRS and application of IFRS 1. We have prepared our unaudited interim consolidated combined financial statements in accordance with IAS 34. The unaudited interim consolidated combined financial statements have been prepared on the same basis as the audited consolidated combined financial statements and, in the opinion of our management, include all normal recurring adjustments necessary for a fair statement of the information set forth therein.

        We have omitted from this prospectus selected consolidated combined financial data for the fiscal years ended November 30, 2012 and November 30, 2013. We have omitted this information because such information cannot be provided without unreasonable effort or expense in light of the following circumstances:

  •
  Prior to the Reorganization, consolidated combined financial data for the various entities and businesses under the common control of our principal shareholders that were the subject of the Reorganization did not exist.

  •
  In connection with our adoption of IFRS for the first time in the fiscal year ended November 30, 2016 with a transition date of December 1, 2013, we were only required to prepare two years of audited consolidated combined financial statements and were not required to prepare additional unaudited consolidated combined financial data for any earlier periods.

  •
  The rules of the CNV applicable to us in connection with the Argentine offering only require the presentation of three years of audited consolidated combined financial data and require no additional consolidated combined financial data, either audited or unaudited, for any earlier periods.

        Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. Dollars at the venta de divisas exchange rate reported by the Banco de la Nación Argentina for May 31, 2017, which was AR$16.10 for each US$1.00. We make no representation that the Peso or U.S. Dollar amounts actually represent or could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Year Ended November 30,	For the Fiscal Year Ended November 30,
Consolidated Combined Statements of Comprehensive Income Data	2017(1)	2017	2016	2016(1)	2016	2015	2014
	(in thousands of US$ except for shares and per share data)	(in thousands of Pesos except for shares and per share data)		(in thousands of US$ except for shares and per share data)	(in thousands of Pesos except for shares and per share data)
Net sales	710,635	11,441,218	12,803,019	2,007,311	32,317,700	22,134,392	19,821,199
Cost of sales	(555,855)	(8,949,268)	(9,951,637)	(1,557,894)	(25,082,087)	(17,188,962)	(15,667,852)

Margin Before Operating Expenses	154,780	2,491,950	2,851,382	449,417	7,235,613	4,945,430	4,153,347

Selling expenses	(90,226)	(1,452,633)	(1,749,371)	(274,439)	(4,418,472)	(3,546,987)	(2,967,422)
Administrative expenses	(29,713)	(478,381)	(317,916)	(51,384)	(827,287)	(510,605)	(443,732)
Other income, net	(147)	(2,368)	1,391	676	10,882	27,637	24,088

Results from Operations Before Financing and Taxation	34,694	558,568	785,486	124,269	2,000,736	915,475	766,281

Financial income	2,589	41,676	101,415	20,089	323,429	230,221	267,655
Financial costs	(21,807)	(351,096)	(448,425)	(66,487)	(1,070,446)	(687,128)	(506,041)
Exchange differences, net	(8,328)	(134,074)	(979,012)	(89,963)	(1,448,401)	(398,464)	(311,690)

Financial results, net	(27,546)	(443,494)	(1,326,022)	(136,361)	(2,195,418)	(855,371)	(550,076)

Gain on acquisition of businesses	—	—	—	67,350	1,084,327

Profit Before Income Tax	7,147	115,073	(540,536)	55,257	889,645	60,104	216,205

Income tax (expense) / benefit	(4,124)	(66,401)	189,794	(1,569)	(25,263)	(48,173)	(68,396)

Profit for the Period / Year	3,023	48,672	(350,742)	53,688	864,382	11,931	147,809

Adjusted average number of ordinary shares outstanding	150,000,000	150,000,000	150,000,000	150,000,000	150,000,000	150,000,000	150,000,000
Profit per share attributable to equity holders (in Pesos or Dollars as the case may be)	0.02	0.32	(2.34)	0.36	5.76	0.08	0.99
OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss
Exchange difference on translation of foreign operations	629	10,123	122,036	10,897	175,444	19,564	71,072
Items that will not be reclassified to profit or loss
Revaluation of property, plants and equipment	105,394	1,696,837	1,674,314	181,987	2,929,983	915,093	1,029,368
Related income tax expense	(36,888)	(593,893)	(586,010)	(63,882)	(1,028,497)	(320,531)	(360,525)

Total Other Comprehensive Income	69,135	1,113,067	1,210,340	129,002	2,076,930	614,126	739,915

Total Comprehensive Income	72,158	1,161,739	859,598	182,690	2,941,312	626,057	887,724

(1)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina.

	As of May 31,	As of May 31,	As of November 30,	As of November 30,			As of December 1,
Consolidated Combined Statements of Financial Position Data	2017(1)	2017	2016(1)	2016	2015	2014	2013
	(in thousands of US$)	(in thousands of Pesos)	(in thousands of US$)	(in thousands of Pesos)
ASSETS
Non-Current Assets
Property, plant and equipment, net	842,551	13,565,071	727,616	11,714,621	5,348,675	4,160,354	2,639,214
Investment property, net	—	—	3,385	54,494	72,626	70,337	577
Intangible assets, net	6,468	104,136	7,110	114,471	14,359	15,820	9,957
Investments in associates	—	—	—	—	—	653	443
Deferred income tax assets	2,229	35,893	2,134	34,350	18,478	21,232	6,519
Other investments	1	15	1	15	133	235	83
Other receivables, net	7,971	128,339	22,347	359,790	78,569	61,313	101,996
Trade receivables, net	4	57	—	—	4,439	—	—

Total Non-Current Assets	859,224	13,833,511	762,593	12,277,741	5,537,279	4,329,944	2,758,789

Current Assets
Inventories	308,775	4,971,272	154,701	2,490,685	1,538,785	1,292,022	832,855
Other receivables, net	68,177	1,097,656	69,958	1,126,326	903,022	517,126	495,189
Trade receivables, net	207,814	3,345,803	347,366	5,592,599	4,382,579	2,846,578	2,140,152
Other investments	—	—	—	—	—	109	1,724
Financial assets at fair value	—	—	—	—	26,158	23,015	17,580
Derivatives	582	9,370	19,575	315,164	211,321	158,633	69,471
Cash and cash equivalents	208,561	3,357,827	235,694	3,794,667	943,731	1,121,351	865,445

Total Current Assets	793,909	12,781,928	827,294	13,319,441	8,005,596	5,958,834	4,422,416

TOTAL ASSETS	1,653,133	26,615,439	1,589,887	25,597,182	13,542,875	10,288,778	7,181,205

SHAREHOLDERS' EQUITY
Common stock	932	15,000	745	12,000	12,000	12,000	12,000
Additional paid-in capital	1,579	25,414	1,579	25,414	25,414	25,414	25,414
Reserves	381,371	6,140,068	293,012	4,717,491	2,640,561	2,026,435	1,286,520
Retained earnings	(431,837)	(6,952,581)	46,262	744,815	471,812	477,881	329,995

TOTAL SHAREHOLDERS' EQUITY	(47,956)	(772,099)(3)	341,598	5,499,720	3,149,787	2,541,730	1,653,929

LIABILITIES
Non-Current Liabilities
Borrowings	604,715	9,735,914	387,225	6,234,323	1,215,844	1,224,210	620,550
Deferred income tax liabilities	194,004	3,123,466	170,625	2,747,057	1,251,968	982,175	643,322
Trade and other payables	—	—	11,742	189,041	13,850	72,760	13,498

Total Non-Current Liabilities	798,719	12,859,380	569,591	9,170,421	2,481,662	2,279,145	1,277,370

Current Liabilities
Borrowings	378,476	6,093,465	257,436	4,144,725	3,898,992	2,128,053	2,235,964
Current income tax payable	1,452	23,374	6,449	103,828	1,563	10,148	27,659
Provisions	6,060	97,560	4,210	67,789	27,649	13,600	10,212
Derivatives	5	83	72	1,154	1,365	27,479	1,310
Trade and other payables	516,377	8,313,676	410,531	6,609,545	3,981,857	3,288,623	1,974,761

Total Current Liabilities	902,370	14,528,158	678,698	10,927,041	7,911,426	5,467,903	4,249,906

TOTAL LIABILITIES	1,701,089	27,387,538	1,248,290	20,097,462	10,393,088	7,747,048	5,527,276

TOTAL EQUITY AND LIABILITIES	1,653,133	26,615,439	1,589,887	25,597,182	13,542,875	10,288,778	7,181,205

(1)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina.

(2)
Our audited consolidated combined financial statements for the year ended November 30, 2016 do not reflect the consideration paid in connection with the Reorganization subsequent to November 30, 2016. For further information on these see "Presentation of Financial and Other Information—The Reorganization" and "Business—Our Corporate Structure and the Reorganization".

(3)
For further information on our negative total equity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Information and Non-IFRS Financial Measures—Projected Sources and Uses of Cash".

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Year Ended November 30,	For the Fiscal Year Ended November 30,
Consolidated Combined Statement of Cash Flow Data	2017(1)	2017	2016	2016(1)	2016	2015	2014
	(in thousands of US$)	(in thousands of Pesos)		(in thousands of US$)		(in thousands of Pesos)
Change in cash and cash equivalents
Cash and cash equivalents at beginning of year	235,694	3,794,667	943,731	58,617	943,731	1,121,351	865,445
Cash and cash equivalents at end of period / year	208,561	3,357,827	858,091	235,694	3,794,667	943,731	1,121,351

Net increase / (decrease) in cash and cash equivalents	(27,133)	(436,840)	(85,640)	177,077	2,850,936	(177,620)	255,906

Cash flows from operating activities:
Profit for the year	3,023	48,672	(350,742)	53,688	864,382	11,931	147,809
Income tax expense / (benefit)	4,124	66,401	(189,794)	1,569	25,263	48,173	68,396
Adjustments for:
Depreciation	17,008	273,829	66,096	16,490	265,496	172,574	120,190
Amortization	593	9,554	3,934	654	10,527	4,567	2,424
Change in fair value adjustment in derivatives	(305)	(4,906)	(27,161)	(6,463)	(104,054)	(78,803)	(62,992)
Provisions	1,849	29,771	10,700	2,493	40,140	14,049	3,388
Bad debt accrual	160	2,583	1,667	1,879	30,251	1,261	13,906
Results from sale of equity investments	(206)	(3,320)	—	(268)	(4,310)	(13,875)	—
Gain on acquisition of businesses	—	—	—	(67,350)	(1,084,327)	—	—
Results from sale of property, plant and equipment	(56)	(905)	(90)	(141)	(2,271)	(4,852)	(940)
Net interest accrued	19,219	309,420	347,010	46,399	747,017	456,907	238,386
Net exchange differences accrued and not paid	8,328	134,074	1,052,268	84,177	1,355,250	36,607	37,591
Interest collected	2,833	45,607	103,901	19,532	314,460	228,606	264,711
Income tax paid	(5,987)	(96,383)	—	(3,106)	(50,014)	(80,686)	(54,544)
Increase in inventories	(225,857)	(3,636,299)	(1,417,372)	(45,425)	(731,347)	(246,763)	(459,167)
Increase in accounts receivable	(193,878)	(3,121,438)	(2,234,962)	(106,218)	(1,710,106)	(1,943,592)	(687,680)
Increase in accounts payable	320,878	5,166,139	842,788	159,775	2,572,380	632,524	1,373,124
Change in other operating assets and liabilities, net	(13,579)	(218,614)	98,384	(729)	(11,742)	(49,608)	(117,643)
Net cash generated from (used in) operating activities	(61,852)	(995,815)	(1,693,373)	156,956	2,526,995	(810,980)	886,959

Investing activities
Purchases of property, plant and equipment	(32,727)	(526,912)	(698,344)	(79,804)	(1,284,842)	(419,393)	(563,511)
Purchases of investment property	(62)	(1,000)	—	(379)	(6,100)	(2,468)	(69,609)
Purchases of intangible assets	(253)	(4,073)	(400)	(154)	(2,479)	(3,129)	(6,801)
Sales of property plant and equipment	237	3,810	775	1,346	21,670	17,653	36,423
Acquisition of businesses	—	—	—	(45,726)	(736,190)	—	—
Sales of equity investments	206	3,320	—	—	—	—	—
Sales of related companies	—	—	—	2,677	43,095	14,573	—
Other investments	—	—	—	—	—	(492)	507
Net cash used in investing activities	(32,600)	(524,855)	(697,969)	(122,040)	(1,964,846)	(393,256)	(602,991)

Financing activities
Loans paid	(276,857)	(4,457,391)	(6,022,941)	(698,762)	(11,250,069)	(3,999,372)	(3,553,332)
Borrowings	771,569	12,422,266	8,562,976	917,824	14,776,968	5,698,424	3,983,752
Interest paid	(26,331)	(423,927)	(227,733)	(64,928)	(1,045,344)	(655,479)	(504,329)
Effects of reorganization	(398,264)	(6,412,047)	—	(19,261)	(310,099)	—	77
Contributions	863	13,900	1,287	—	—	—	—
Dividends paid	(3,067)	(49,380)	(68,000)	(4,609)	(74,200)	(16,200)	—
Cost in issuing its own equity instruments	(874)	(14,075)	—	—	—	—	—
Net cash generated from (used in) financing activities	67,040	1,079,346	2,245,589	130,264	2,097,256	1,027,373	(73,832)

Foreign exchange (losses) / gains on cash and cash equivalents	279	4,484	60,113	11,896	191,531	(757)	45,770
Net increase / (decrease) in cash and cash equivalents	(27,133)	(436,840)	(85,640)	177,077	2,850,936	(177,620)	255,906

Non-cash investing and financing activities
Acquisition of property, plant and equipment by finance lease	—	—	—	—	—	2,971	2,414

Effects of reorganization	28,349	456,411	—	—	—	—	—

Dividends declared not paid	35,963	579,000	—	12,862	207,080	1,800	—

Dividends declared per share	0.24	3.86	—	0.12	1.88	0.12	—

(1)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina.

Adjusted Segment EBITDA

        The following tables set forth certain key financial and operational data for the fiscal years ended November 30, 2014, 2015 and 2016 and the six-month periods ended May 31, 2016 and May 31, 2017.

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Fiscal Year Ended November 30,
	2017(2)	2017	2016	2016(2)	2016	2015	2014
	(in thousands of US$)	(in thousands of Pesos)		(in thousands of US$)	(in thousands of Pesos)
Adjusted Segment EBITDA(1) Retail Products segment	16,108	259,331	232,197	35,329	568,793	220,250	312,504
Adjusted Segment EBITDA(1) Branded Industrial Products segment	15,402	247,977	409,449	70,647	1,137,416	337,723	354,164
Adjusted Segment EBITDA(1) Agro-services and Sustainable Sourcing segment	20,785	334,643	213,870	35,438	570,550	534,643	222,227
Adjusted Segment EBITDA Margin(3) Retail Products segment	—	10.48%	14.45%	—	15.30%	8.95%	13.06%
Adjusted Segment EBITDA Margin(3) Branded Industrial Products segment	—	6.72%	10.90%	—	10.08%	3.37%	5.26%
Adjusted Segment EBITDA Margin(3) Agro-services and Sustainable Sourcing segment	—	6.34%	2.87%	—	3.29%	5.55%	2.08%

(1)
We define Adjusted Segment EBITDA as a segment's share of item results from operations before financing and taxation before depreciation and amortization. Adjusted Segment EBITDA excludes certain items that are not considered part of our Company's core operating results. Finance income, finance cost and exchange differences are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of our Company.

(2)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina.

(3)
Adjusted Segment EBITDA Margin is the ratio of our Adjusted Segment EBITDA to net sales per segment net of intersegment sales.

Non-IFRS Measurements

  Total Adjusted Segment EBITDA

        The following table presents a reconciliation of Total Profit to Total Adjusted Segment EBITDA for each of the periods / fiscal years indicated.

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Fiscal Year Ended November 30,
	2017(1)	2017	2016	2016(1)	2016	2015	2014
	(in thousands of US$)	(in thousands of Pesos)		(in thousands of US$)	(in thousands of Pesos)
Profit for the Period / Year	3,023	48,672	(350,742)	53,688	864,382	11,931	147,809

Gain on acquisition of businesses	—	—	—	(67,350)	(1,084,327)	—	—
Depreciation & Amortization	17,601	283,383	70,030	17,144	276,023	177,141	122,614
Financial income	(2,589)	(41,676)	(101,415)	(20,089)	(323,429)	(230,221)	(267,655)
Financial costs	21,807	351,096	448,425	66,487	1,070,446	687,128	506,041
Exchange differences, net	8,328	134,074	979,012	89,963	1,448,401	398,464	311,690
Income tax expense	4,124	66,401	(189,794)	1,569	25,263	48,173	68,396
Total Adjusted Segment EBITDA (unaudited)	52,295	841,951	855,516	141,414	2,276,759	1,092,616	888,895

(1)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina. We make no representation that the Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

  Net Debt to Total Adjusted Segment EBITDA

        We use the ratio of Net Debt to Total Adjusted Segment EBITDA as one of our principal measures of capital management. We define Net Debt to Total Adjusted Segment EBITDA as the ratio of borrowings minus cash and cash equivalents to Total Adjusted Segment EBITDA. The table below shows a reconciliation of this non-IFRS financial measure to total borrowings as follows:

	As of and for the Six-Month Period Ended May 31,	As of and for the Fiscal Year Ended November 30,
	2017	2016	2015	2014
	(in thousands of Pesos)
Borrowings(1)	15,829,379	10,379,048	5,114,836	3,352,263
Cash and cash equivalents	3,357,827	3,794,667	943,731	1,121,351

Net debt (unaudited)	12,471,552	6,584,381	4,171,105	2,230,912

Total Adjusted Segment EBITDA (unaudited)	841,951	2,276,759	1,092,616	888,895

Net debt / Total Adjusted Segment EBITDA (unaudited)	NM(2)	2.89	3.82	2.51

  NM - Not meaningful.

(1)
Borrowings includes Bank Borrowings, Obligations Under Financial Leases and Discounted Notes.

(2)
The net debt to Total Adjusted Segment EBITDA ratio for the six-month period ended May 31, 2017 is not meaningful for comparative purposes because the Total Adjusted Segment EBITDA is only for the six-month period ended May 31, 2017. As such, the ratio is not readily comparable with the ratios prepared using annual Total Adjusted Segment EBITDA.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated combined financial statements included elsewhere in this prospectus, as well as the information presented under "Selected Consolidated Combined Financial Data". The following management's discussion and analysis of financial condition and results of operations discussion contains forward-looking statements; for more information regarding the risks, uncertainties and assumptions inherent in these forward-looking statements, see "Forward-Looking Statements".

Overview

        We are a leading food company with consumer brands such as Cañuelas, Pureza, Florencia, San Agustín, 9 de Oro, Paseo and Mamá Cocina, in the vegetable oil, flour, biscuits, cookies and crackers, ready-mixed flours and bread crumb product categories. Our full line of consumer products includes over 600 products and approximately 700 stock keeping units, or SKUs, across seven different product categories. Our operations are supported by strategically located, modern, innovative and efficient production facilities, as well as an extensive sourcing network of farmers located throughout Argentina, one of the world's most productive agricultural areas.

        We operate with the goal of adding value to agricultural products in which Argentina, our primary market and location of our principal sourcing activities, has natural competitive advantages. We achieve this through a history of continued expansion following a strategy of vertical integration. We benefit from having the largest milling capacity in Argentina, according to data from MAGyP, with an installed milling capacity of 3.12 million tonnes and, according to FAIM, we are the largest producer of wheat flour in Argentina in 2016, processing over 28.5% of the wheat in Argentina and, according to Euromonitor, we are the largest exporter of flour in Argentina, exporting 57.9% of the wheat total flour exported from Argentina in 2016.

        We source our agricultural products primarily from a network of more than 8,000 farmers, to whom we sell a variety of goods and services to support their production activities primarily in exchange for their agricultural products. Our sourcing activities are conducted through 62 branches, 44 one-stop supply stores and 21 conditioning and storage centers, covering a substantial portion of Argentina's productive agricultural areas, providing us access to large quantities of high quality agricultural products.

        For the years ended November 30, 2014, 2015 and 2016, we had net sales of AR$19,821, AR$22,134 million, and AR$32,318 million, respectively, and Total Adjusted Segment EBITDA of AR$889 million, AR$1,092 million, and AR$2,277 million, respectively. For the six-month periods ended May 31, 2016 and May 31, 2017, we had net sales of AR$12,803 million and AR$11,441 million, respectively, and Total Adjusted Segment EBITDA of AR$856 million and AR$842 million, respectively.

First Time Adoption of IFRS

        Molino Cañuelas S.A.C.I.F.I.A. and the other entities participating in the Reorganization neither prepared nor reported a complete set of consolidated combined financial statements in the past. Historically, we have applied the Generally Accepted Accounting Principles, or GAAP, of Argentina, in preparing the individual financial statements of Molino Cañuelas S.A.C.I.F.I.A. However, we have recently transitioned to the International Financial Reporting Standards, or IFRS, of the International Accounting Standards Board, or IASB, and the interpretations of the International Financial Reporting Interpretations Committee, or IFRIC. We have applied IFRS for the first time in connection with our audited consolidated combined financial statements as of December 1, 2013 (transition date), November 30, 2014, 2015 and 2016 and for our three fiscal years then ended November 30, 2014, 2015 and 2016. Moreover, we have applied IFRS 1, as described below.

        The application of IFRS 1 required that we adopt accounting policies based on the relevant IFRS standards and related interpretations effective at the reporting date applicable to our first annual IFRS consolidated combined financial statements, which as noted above were our audited consolidated combined financial statements. These accounting policies were applied as of the transition date to IFRS and throughout all periods presented in our consolidated combined financial statements. In accordance with IFRS 1, our assets and liabilities were recognized and measured in accordance with the IFRS standards and related interpretations required to be applied as of our transition date, i.e., as of December 1, 2013.

        IFRS 1 also requires that an entity that is adopting IFRS for the first time explain the manner in which the transition from the applicable previous GAAP to IFRSs affected such entity's reported financial position, financial performance and cash flows. As the combined group of corporate and other entities participating in the Reorganization neither prepared nor reported a complete set of consolidated combined financial statements in the past, these reconciliations from previous GAAP to IFRS were not required to be set forth in our consolidated combined financial statements as part of our transition to IFRS.

        We also note that, in accordance with IFRS 1, in certain places the presentation in our audited consolidated combined financial statements differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within our normal business cycle, or are considered as held for sale. See Note 2.1 to our audited consolidated combined financial statements for further details of our transition to IFRS and application of IFRS 1.

        We have prepared our unaudited interim consolidated combined financial statements as of May 31, 2017 and for the six-month periods ended May 31, 2017 and May 31, 2016 in accordance with IAS 34. The unaudited interim consolidated combined financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all normal recurring adjustments necessary for a fair statement of the information set forth therein.

Presentation of Financial Information

        As noted above, our consolidated combined financial statements have been prepared in accordance with IFRS. All IFRS issued by the IASB, effective at the time of preparing these consolidated combined financial statements have been applied. Our fiscal or financial year corresponds to the period from December 1 through November 30 of the following year. Our consolidated combined statements of comprehensive income, changes in equity, and cash flows include three comparative years and our consolidated combined statement of financial position include four comparative years including transition date. Our consolidated combined financial statements are expressed in Pesos.

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated combined financial statements are disclosed in Note 4 to the audited consolidated combined financial statements, Note 4 to our unaudited interim consolidated combined financial statements, and disclosed below under "—Critical Accounting Policies".

The Reorganization

        During the fiscal year ended November 30, 2016, and subsequent to the end of the fiscal year but prior to the effectiveness of the Global Offering, our principal shareholders elected to complete a reorganization of Molino Cañuelas S.A.C.I.F.I.A. and various other entities and assets under the common control of our principal shareholders in order to organize all of our operations under Molino Cañuelas S.A.C.I.F.I.A. We effected this reorganization through a series of acquisitions and related corporate transactions. We refer to this series of transactions as the Reorganization.

        Our consolidated combined financial statements are presented on a combined basis after giving effect to the Reorganization. As described in Note 1.3 of our audited consolidated combined financial statements and Note 1.2 to our unaudited interim consolidated financial statements, we have combined the following entities and businesses under common control using the predecessor accounting method: a portion of the port business of MOLCA S.A., Alimentos Cañuelas Chile S.P.A., Cañuelas Chile S.P.A., Empresa de Alimentos Cañuelas S.R.L., Empresa de Servicios Molca S.R.L., Moinho Cañuelas Ltda., Molino Cañuelas S.A., Molinos Puntanos S.A., Megaseed S.A., Molino Americano S.A. (Argentina), Molinos Florencia S.A., the packaging business of Cañuelas Pack S.A., and the agro-services, sustainable sourcing and export business of Compañía Argentina de Granos S.A. As a result, the assets and liabilities to be incorporated were recognized at the book values recorded in the financials of the acquired entities as of the date of the legal acquisitions. For more information on the Reorganization and the consideration provided in connection therewith, see "Business—Our Corporate Structure and the Reorganization".

        As described elsewhere in the prospectus, any consideration given or received in relation to transactions are recognized directly in equity as withdrawals or contributions at the acquisition date. Several of the acquisitions conducted in connection with the Reorganization did not occur by the end of the fiscal year ended November 30, 2016, and, therefore, the impact of the Reorganization payments or consideration made after November 30, 2016 in connection with the Reorganization and the assets and liabilities transferred to us in connection therewith are not fully reflected in our consolidated combined statement of financial position and consolidated combined statements of equity as of and for the fiscal year ended November 30, 2016. As of November 30, 2016, the pending consideration for such transactions totaled AR$7,490 million. In the six-month period ended May 31, 2017, we paid the remaining AR$7,490 million in consideration due in connection with the Reorganization, which payment consisted of AR$6,412 million in cash and AR$1,078 in the assumption of liabilities belonging to Compañía Argentina de Granos S.A.. As a result, although the consolidated combined financial statements were prepared as though all of the acquisitions forming part of the Reorganization had taken place, the impact of certain payments or consideration made in connection with the Reorganization was not fully reflected in our consolidated combined statement of financial position and consolidated combined statements of equity as of and for the fiscal year ended November 30, 2016. However, all of the Reorganization transactions were completed as of May 31, 2017 and our unaudited interim consolidated combined statement of financial position as of May 31, 2017 reflects all of the consideration paid in connection with the Reorganization.

        We further note that we had negative total equity as of May 31, 2017 as the result of having completed certain cash acquisitions of businesses/entities in connection with the Reorganization. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Information and Non-IFRS Financial Measures—Projected Sources and Uses of Cash".

Treatment of Common Control Acquisitions as Part of the Reorganization

        In the preparation of our consolidated combined financial statements, we have applied the predecessor accounting method in accordance with the rules on accounting for business combinations under common control in consolidated combined financial statements. This means that the assets and liabilities of the recently acquired businesses that are part of the Reorganization correspond to the historical amounts in the individual financial statements of the combined entities (i.e., their predecessor values). Businesses, in accordance with IFRS 3 Business Combinations, that were acquired or will be acquired or contributed to Molino Cañuelas S.A.C.I.F.I.A. are included in our consolidated combined financial statements for all periods presented adjusted so as to achieve uniformity of accounting policies. All balances from intercompany transactions were eliminated in connection with such acquisitions.

Basis for Carve-Out Preparation of Businesses of MOLCA S.A. and Compañía Argentina de Granos S.A.

        As noted in "Business—Our Corporate Structure and the Reorganization", Molino Cañuelas S.A.C.I.F.I.A. acquired a portion of MOLCA S.A.'s commercial operations consisting of certain of MOLCA S.A.'s assets and activities related to the Las Palmas port operations. This acquisition did not, however, include the physical port facilities and other related real property belonging to MOLCA S.A. where this business is conducted. In addition, during the period covered by our audited consolidated combined financial statements, there was no formal lease or other occupancy arrangement between MOLCA S.A. (on the one hand) and the port business acquired by Molino Cañuelas S.A.C.I.F.I.A. as part of the Reorganization (on the other hand). Accordingly, in order to properly reflect all of the costs of doing business during the period covered by our audited consolidated combined financial statements, our audited consolidated combined income statement includes a charge that represents the cost that we would ordinarily have incurred for the use of MOLCA S.A.'s port facilities. This charge (shown as an operating lease payment in our audited consolidated combined financial statements) amounted to US$1.5 million per year, which is equal to the amount of the current, post-Reorganization contract entered into on December 21, 2015 between MOLCA S.A. and Molino Cañuelas S.A.C.I.F.I.A. relating to these facilities. For further information on this agreement, see "Related Party Transactions".

        In addition, as noted in "Business—Our Corporate Structure and Reorganization", Molino Cañuelas S.A.C.I.F.I.A. has acquired the agro-services, sustainable sourcing and export business of Compañıa Argentina de Granos S.A. However, the acquisition of the aforementioned business of Compañıa Argentina de Granos S.A. did not include certain assets and liabilities that Compañıa Argentina de Granos S.A. maintained. Nevertheless such assets and liabilities and their historic impact on profit or loss were reflected in our audited consolidated combined financial statements at November 30, 2016. Our combined statement of financial position as of November 30, 2016 does not reflect the consideration paid by us in connection with the Reorganization after November 30, 2016. However, all the assets and liabilities acquired and the consideration paid by us in connection with the Reorganization are reflected in our unaudited interim consolidated combined statement of financial position as of May 31, 2017.

Trends and Factors Affecting Our Results of Operations

        Our business, results of operations and financial condition have been influenced and will continue to be influenced by the macroeconomic environment and the factors described below. The below analysis should be read in conjunction with the discussion in "Risk Factors".

Effects of Foreign Currency Fluctuations

        Due to our reliance on agricultural products priced in U.S. Dollars, our business, results of operations and financial condition have been and will continue to be affected by the volatility of the Peso against the U.S. Dollar. However, purchase and sale prices of the agricultural products that we buy and sell are denominated in U.S. Dollars or set to a price based on a U.S. Dollar-denominated market price. As a result, our business is naturally hedged against fluctuations in the exchange rate of the Peso against the U.S. Dollar. Moreover, we have historically been able to adjust the prices of our products over time to support the operating results of our business following movements in the price of agricultural products resulting from fluctuations in the value of the Peso versus the U.S. Dollar. Any foreign currency exposure that is not naturally hedged and is in excess of US$10 million requires the approval of our management. However, sharp movements in the prices of our inputs or the exchange rate of the Peso usually do have an impact in the results of our operations in the short term.

        While the Macri administration has substantially removed previously existing exchange controls, due to the ongoing state of emergency laws in effect in Argentina described in "Exchange Rate and Exchange Controls—Argentine Pesos", there are potential government-mandated changes to the applicable Peso-U.S. Dollar exchange rate that, if not anticipated, may affect our outstanding U.S. Dollar-denominated borrowings. Future devaluations such as the devaluation in December of 2015 may alter the relationship between revenue in our Argentine Retail Products and Branded Industrial Products segments and the cost of our U.S. Dollar-denominated borrowings. Further, any depreciation and appreciation of other currencies relative to the Peso may result in volatility in earnings and cash flows from some of our subsidiaries, particularly those in Brazil. Future fluctuations in exchange rates relative to the U.S. Dollar may have a material effect on our earnings and cash flows. For a further description of some of the risks associated with foreign currency fluctuations, see "Risk Factors—Risks Related to Argentina—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. Dollar and the Peso" and "—Quantitative and Qualitative Disclosure About Market Risk—Exchange Rate Risk".

Seasonality

        Our Agro-Services and Sustainable Sourcing segment, which represented 54% of our net sales to third parties for the fiscal year ended November 30, 2016 and 46% of our net sales to third parties for the six-month period ended May 31, 2017, is subject to significant seasonal fluctuations as activity peaks during the harvest period, which runs from December through February for wheat, February to April for sunflower seeds and April through August for soybeans. During the planting season, which runs from June through August, demand from producers for fertilizer and other agro inputs related to their planting, increases the sales activity of our Agro-Services business line. This seasonality creates fluctuations in our inventory, farming products and services, usually peaking in May to cover sales between crop harvests (i.e., December through October), and a degree of seasonality in our cash flow, with cash flows significantly lower in the last quarter of the fiscal year. Because our agricultural product purchases are limited primarily to Argentina and Uruguay, our agricultural product inventory levels typically peak after the fall harvest in Argentina and are generally lower during the Argentine summer months. Our working capital requirements have historically trended with inventory levels of agricultural products we buy.

        In addition, the net sales of our Retail Products segment, which represented 12% of our total net sales to third parties for the fiscal year ended November 30, 2016 and 22% of our net sales to third parties for the six-month period ended May 31, 2017, are also subject to fluctuations in its cash flow due in part to the seasonal demand for certain of its business products. Our retail flour business line peaks from June through July with a trough in consumption in December and January. The difference between consumption in the peak and trough periods is approximately 30%. The flour business line in our Branded Industrial Products segment is subject to less volatility with the December through January period resulting in a 15% trough in sales. Therefore, as a result of fluctuation in our Retail Products, Branded Industrial Products and Agro-Services and Sustainable Sourcing segments, our cash flow has varied significantly from period to period during the course of the year, and is likely to continue to vary, due to seasonal factors. For further information on seasonality, see "Risk Factors—Risks Related to our Business—Our business is seasonal, and our cash flow may fluctuate significantly depending on the crop growing cycle".

Agricultural Export Tariffs and Restrictions in Argentina

        Following the economic and financial crisis experienced by Argentina in 2001-2002, the federal government increased export taxes on agricultural products, primarily in respect of soybeans and related derivatives. However, the current administration has recently eliminated or reduced export taxes on agricultural products. Wheat, sunflower seeds and corn were once subject to a 23.0%, 32.0% and 20% export tax, respectively, but these export taxes were abrogated in 2016. Soybeans are still subject to a 30.0% export tax, down from 35%. Export taxes for these agricultural products are required to be paid in advance of export and we receive payment for these in advance. The retail products and branded industrial products that we export are not subject to export taxes.

        The direct impact of these export taxes on our results of operation is reduced because we generally pass along fluctuations in the cost of our agricultural product inputs to consumers. However, export taxes may have a direct impact on the volume of wheat and other agricultural products available to us for our business activities. As export tariffs are lowered, local agricultural product prices may increase as exports become more competitive. In addition, as recently as 2013, the federal government implemented restrictions on the export of wheat and soybeans. Such restrictions, if re-implemented in the future, may have a negative effect on the levels of agricultural production and may also impact the competitiveness of our sustainable sourcing and reselling operations. For more information on export taxes and export restrictions, please see "Risk Factors—Risks Related to Argentina—An increase in export and import duties and controls may have an adverse impact on our business". As local prices are determined taking into consideration the export parity reference, any increase in export taxes would negatively affect our business, results of operations and financial condition.

Effects of Fluctuations in the Prices of Agricultural Products

        The purchase of agricultural products is the principal component of our cost of sales for the fiscal year ended November 30, 2016. Prices of agricultural products have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (CBOT) data, from December 1, 2014 through November 30, 2016, wheat prices in U.S. Dollars decreased by approximately 30%. For the six-month period from May 31, 2016 through May 31, 2017, wheat prices in U.S. Dollars increased by approximately 6.64%. Despite significant changes in the prices of agricultural products, the results of our operations are not significantly affected by price fluctuations. In our Agro-Services and Sustainable Sourcing segment, we match our purchases of agricultural products or exchanges of agricultural product inputs, farming goods and services for agricultural products with the price at which we are able to sell such agricultural products. In addition, in our Retail Products and Branded Industrial Products segments, we reevaluate prices on a weekly basis based upon the cost of relevant agricultural products or primary food product inputs and make price adjustments based upon the cost of agricultural products or primary food product inputs. As such, our input costs are largely offset by price changes in the prices at which we resell agricultural products or changes in the prices we charge to our Retail Products and Branded Industrial Products segments. For further information on the risks associated with the price of agricultural products, see "Risk Factors—Risks Related to Our Business—Price changes in the agricultural products and commodities we depend on for the production of primary food products may adversely affect our profitability".

Effects of Taxes on Our Income

        We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2014, 2015 and 2016 in each of the countries in which we operate:

	Tax Rate (%)
	2016	2015	2014
Argentina	35.0%	35.0%	35.0%
Brazil	34.0%	34.0%	34.0%
Bolivia	25.0%	25.0%	25.0%
Chile	24.0%	22.5%	21.0%
Uruguay	25.0%	25.0%	25.0%

        We are subject to value-added taxes, sales taxes and certain provincial taxes. These taxes may be subject to significant changes that could affect our income and results of operation. In addition, sales taxes in Argentina create an incentive for vertical integration, which may encourage us to integrate any new processes or production into our existing operations. As a result of the fact that our Agro-Services and Sustainable Sourcing segment accepts payments in the form of agricultural products, some of our tax obligations in connection with these transactions may differ and result in more favorable treatment, including sales taxes.

        In addition, our operations in Brazil are heavily influenced by local tax benefits conferred to flour mills. As a result, our Branded Industrial Products operations receive tax benefits in Brazil that corresponded to a 75% reduction in income tax in the fiscal year 2016. We also receive other subsidies and benefits in connection with new project investments and expansions. As a result, we are more likely to engage in certain investments in Brazil that would otherwise be less economically attractive but for the tax benefits. These benefits may also change the way in which we view the revenue generated by specific investments. For further information see, "Risk Factors—Risks Related to Latin America—We are exposed to risks of operating and selling of our products in multiple countries in Latin America".

Inflation

        Historically, inflation in Argentina has played a significant role in influencing the economic conditions in the country, and, in turn, the operations and financial results of companies operating in Argentina, such as us. High rates of inflation affect the comparability of financial performance and financial condition on a period-to-period basis. For more information on the risks associated with inflation, see "Risk Factors—Risks Related to Argentina—Continuing inflation may have an adverse effect on the Argentine economy, and, as a consequence, on our business, results of operation and financial condition". On January 8, 2016, Decree No. 55/2016 was issued by the federal government declaring a state of administrative emergency on the national statistical system and on the INDEC, until December 31, 2016. INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized.

        After the process of reorganization, on June 16, 2016, INDEC began releasing official measurements of its primary indication of inflation, the CPI. INDEC reported that the monthly CPI increase in 2016 was 4.2% in May, 3.1% in June, 2.0% in July, 0.2% in August, 1.1% in September, 2.4% in October, 1.6% in November and 1.2% in December. Further, the monthly CPI increases in 2017 were 1.3% in January, 2.5% in February, 2.4% in March, 2.6% in April, 1.3% in May and 1.2% in June. INDEC has also published IPIM figures for 2016, reporting monthly increases of 9.0% in January, 5.0% in February, 2.4% in March, 1.5% in April, 3.6% in May, 2.9% in June, 2.7% in July, 0.4% in August, 0.4% in September, 0.6% in October, 1.1% in November and 0.8% in December, respectively, and increases in 2017 of 1.5% in January, 1.7% in February, 0.9% in March, 0.5% in April, 0.9% in May and 1.9% in June. The IPIM for the year ended December 31, 2016 showed an annual increase of 34.5%. The IPIM for the six-month period ended June 30, 2017 increased by 7.4%.

        For information on INDEC figures see "Risk Factors—Risks Related to Argentina—Continuing inflation may have an adverse effect on the Argentine economy, and, as a consequence, on our business, results of operation and financial condition".

        IAS 29, Financial Reporting in Hyperinflationary Economies, or IAS 29, requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. Even though the standard does not establish an absolute rate at which hyperinflation is deemed to arise hyperinflation is indicated by characteristics of the economic environment of a country. These characteristics include cumulative inflation for the last three years approaching or exceeding 100%. We have determined that currently the Peso does not qualify as a currency in a hyperinflationary economy according to the guidelines in IAS 29 whereby financial information recorded in a hyperinflationary currency is adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, the financial statements included herein were not restated into constant currency. For further information, see "Presentation of Financial and Certain Other Information—Inflation".

Macroeconomic and Political Developments in Emerging and Frontier Markets

        Our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, in those markets. In recent years, emerging and frontier markets have generally experienced significant macroeconomic and fiscal uncertainty due in part to fluctuations in the price of agricultural products. Similarly, the emerging and frontier markets in which we operate remain subject to political developments and uncertainties due in part to the active intervention of governmental authorities. For further information on these risks, see "Risk Factors—Risks Related to Argentina" and "Risk Factors—Risks Related to Latin America" and "Business—Business Segments—Geographic Sales".

Effect of Material Investments and Acquisitions

        The comparability of our results of operations is also affected by material investments in and completion of significant investments. Our results of operations for earlier periods that do not include the results of recently built facilities, such as our Spegazzini facility, may not be comparable to the results of a more recent period that reflects the results of such acquisition or investment. The construction of our Spegazzini facility required an approximately US$100 million investment and as a result, the financial performance of our business has been impacted by additional fixed costs that we expect will be gradually absorbed as sales of our biscuits, cookies and crackers and frozen food products business lines continue to ramp up. Similarly, we completed the Cargill Acquisition on August 30, 2016. For the fiscal year ended November 30, 2016, net sales generated by the assets acquired as part of the Cargill Acquisition contributed AR$570 million to our net sales and AR$96 million in Adjusted Segment EBITDA for our Branded Industrial Products segment. For the six-month period ended May 31, 2017, net sales generated by the assets acquired as part of the Cargill Acquisition contributed AR$994 million to our net sales and AR$47 million in Adjusted Segment EBITDA for our Branded Industrial Products Segment. In addition as of the date of the Cargill Acquisition, many of the flour mills we acquired from Cargill were not operating at maximum capacity. For a further description of the Cargill Acquisition, see "Prospectus Summary—Cargill Acquisition" and "Presentation of Financial and Certain Other Information—Cargill Acquisition".

        Our capital expenditures during the last three years consisted mainly of expenses related to (i) expanding and upgrading our production facilities, (ii) the Cargill Acquisition, and (iii) the construction of new manufacturing and storing facilities. Significant acquisitions and investments occurred throughout the fiscal years ended November 30, 2015 and 2016. These acquisitions affect mainly the comparability of our results of operations in the Retail Products, Branded Industrial Products and Agro-Services and Sustainable Sourcing segments. For a further description of ongoing or future investment plans, see "Business—New Projects and Investments".

Critical Accounting Policies

        Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments, assumptions and estimates about matters that are inherently uncertain or where judgments, assumptions and estimates are significant. Our management bases its estimates on historical experience and other assumptions that it believes are reasonable based upon information available to us at the time that these judgments, assumptions and estimates are made. We continually evaluate our judgments, estimates and assumptions. Our actual results may differ from the judgments, assumptions and estimates made by our management. To the extent that there are material differences between these judgments, assumptions and estimates (on the one hand) and actual results (on the other hand), our future financial statement presentation, financial condition, results of operation and cash flows may be affected.

        In order to provide an understanding regarding the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our critical accounting policies below.

Critical Judgments and Estimates Involved in the Preparation of our Consolidated Combined Financial Statements

        As part of the Reorganization, we have acquired businesses which were in certain cases part of larger entities. As such, in preparing our audited consolidated combined financial statements, we performed certain carve-out adjustments to reflect the historical financial performance of such acquired businesses in our consolidated combined financial statements. The carve-out adjustments required us to perform certain allocations and estimates which were based on the judgments and assumptions of our management. These carve-out adjustments involved subjective judgments as to the determination of reasonable methods of allocation.

        Should any of our estimates and assumptions change or prove to have been incorrect, it could have a material impact on our business, consolidated combined financial position, results of operations, or cash flows.

        In particular, we estimated and assumed the allocation of assets and liabilities, revenues and costs, financial liabilities and related interest costs, and taxes as follows:

  •
  we identified those assets and liabilities which were relevant to reflect the historical performance of each business in our consolidated combined financial statements. We then recognized the identified assets and liabilities in our consolidated combined financial statements even though certain of these identified assets and liabilities were not acquired and/or assumed in the acquisitions forming part of the Reorganization. The recognition of assets and liabilities not acquired or assumed in such acquisitions is relevant and necessary to reflect the historical financial performance of the acquired business;

  •
  we identified the services that benefitted all businesses included in a legal entity, regardless of whether such services were acquired or not. These services included but were not limited to certain information technology, tax, accounting, legal and certain other services of an administrative, selling and general nature. We allocated these costs on a specific identification basis;

  •
  we allocated a portion of the interest cost incurred by the separate legal entities based on a specific identification basis based on the financing needed to run the acquired portions of the businesses. We also reflect all of the third party debt and related incurred interest cost we assumed in the acquisitions; and

  •
  we allocated taxes on a separate return basis.

        We applied the foregoing methods, assumptions, judgments and estimates on a consistent basis for all of the periods presented in the consolidated combined financial statements. It is possible that other companies, given the same information, may have reached different reasonable conclusions.

Carrying Value of Property, Plant and Equipment

        We carry certain classes of property, plant and equipment under the revaluation model under "IAS 16—Property, Plant and Equipment," which we refer to as IAS 16. The revaluation model requires us to carry property, plant and equipment at revalued amounts, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires us to carry out these revaluations with sufficient regularity so that the carrying amounts of our property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of our judgments, estimates, assumptions or market conditions subsequent to a revaluation could result in changes to the fair value of property, plant and equipment.

        We prepare the corresponding revaluations on a regular basis taking into account the work of independent appraisers. We use different valuation techniques depending on the class of property being valued. Generally, we determine the fair value of our industrial buildings, warehouses, mills and facilities and grain storage facilities based on a depreciated replacement cost approach and discounted cash flow projections. We determine the fair value of our land based on current market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, we may use alternative valuation methods, such as recent prices on less current markets or discounted cash flow projections.

        Property valuations is a significant area of estimation uncertainty. Valuation of property, plant and equipment is a central component of our business. Fair values are prepared regularly by us, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of different significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. We utilize historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

        The following are the most significant assumptions used in the preparation of the revalued amounts for our classes of property, plant and equipment:

  •
  Land: we generally use the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. We typically use comparable sales of land in the same location to assess appropriateness of the value of our land. Depending on location, prices may range between US$50 and US$200 per square meter. As of May 31, 2017, the value of our land is AR$1,828 million. A 10% increase or decrease in the market price of land could have a significant impact in the revalued amount of our land.

  •
  Industrial buildings, warehouses, mills and facilities, grain storage facilities and machinery: we generally determine the construction cost of a new asset and then we adjust it for normal wear and tear. Construction prices may include but are not limited to construction materials, labor cost, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the countries where we operate, such as the impact of inflation and foreign exchange rates. The construction cost of our industrial buildings and warehouses is determined on a U.S. dollar per constructed square meter basis, while the construction cost of our mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. The construction costs of our industrial buildings and warehouses range between US$800 and US$900 per square meter and US$500 and US$700 per square meter, respectively, while the construction costs of our mills and grain storage facilities range between US$45,000 and US$60,000 per ton milled or stored. We estimate the normal wear and tear for our industrial buildings, warehouses, mills and facilities to be in a range between 30% and 40% of the construction cost of a new asset, on an specific asset identification basis considering its current age and use. As of May 31, 2017, the aggregated value of our buildings, warehouses, mills, facilities and machinery is AR$10,119 million. A 5% increase or decrease in the construction cost of such assets could have a significant impact in their revalued amounts.

    A 5% variation in the estimate of normal wear and tear could also have a significant impact in their revalued amounts of AR$(293) million.

        We have not made any material changes to our valuation methodology, assumptions and estimates during the past three years.

Impairment Testing

        We amortize or depreciate intangible assets with finite lives and property, plant and equipment over their estimated useful life on a straight line basis. We monitor conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization or depreciation period. We test these assets for potential impairment whenever our management concludes events or changes in circumstances indicate that the carrying amount may not be recoverable. We have applied judgment in the identification of the indicators of impairment for property and equipment and intangible assets. We have determined that there were no indications of impairment for any of the periods presented in our consolidated combined financial statements. Accordingly, we have not estimated any recoverable values for our property, plant and equipment and finite life intangible assets.

        As part of the Cargill Acquisition, we acquired a brand which we determined to have an indefinite useful life. The book value of this brand, which amounted to AR$65 million as of November 30, 2016, is not amortized to expense, instead it is tested for impairment at least annually. We perform our annual impairment analysis at the end of the fourth quarter. If events or indicators of impairment occur between annual impairment analyses, we perform an impairment analysis of the brand at that date. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant asset. In testing for a potential impairment of this brand, we (1) allocate the brand to our Branded Industrial Products segment to which the acquired brand relates; (2) estimate the recoverable value of the segment using a discounted cash flow model; (3) compare the recoverable value of the segment to its carrying value; and (4) if the estimated recoverable value of the segment is less than the carrying value, we must reduce the carrying amount of our segment to its estimated recoverable amount, and (5) allocate the reduction or impairment loss to the assets in the segment.

        The process of evaluating the potential impairment of our brand is subjective and requires significant judgment at many points during the analysis, including the identification of our segment, identification and allocation of the assets and liabilities to the segment and determination of its recoverable value. In estimating the recoverable value of the segment for the purposes of our annual or periodic impairment analyses, we make estimates and significant judgments about the future cash flows of that segment. Our cash flow forecasts are based on assumptions that represent the highest and best use for our segment.

        We employ a discounted cash flow model to estimate the value in use of the segment. This model requires the use of significant estimates and assumptions regarding future revenues, costs, margins, terminal year growth rate and cost of capital. Our cash flow models are based on our forecasted results for a period of 5 years. Actual results could differ from our projections. Some assumptions, such as future revenues and costs are company driven and could be affected by a loss of one or more significant contracts or customers; failure to control costs on certain contracts or a decline in demand based on changing economic or regulatory conditions. Changes in external market conditions may affect certain other assumptions, such as the cost of our capital. Market conditions can be volatile and are outside of our control.

        The net cash inflows are discounted at a rate equivalent to the weighted average cost of capital adjusted by an appropriate risk factor. The terminal year growth rate applied for impairment testing in

2016 and the capital cost factors used to discount the expected cash flows are shown in the following table:

Variable	%
Terminal year growth rate	2
Weighted average cost of capital	10.5

        We completed our annual review of indefinite life intangible assets for the year ended November 30, 2016, which indicated that we had no impairment of the brand.

        Although we believe that the assumptions and estimates utilized are appropriate based on information available to management, changes in assumptions or circumstances could require changes in the analysis. Adverse changes in the assumptions utilized within our indefinite lived intangible asset impairment test could cause a reduction or elimination of excess fair value over carrying value, resulting in potential recognition of impairment.

        The sensitivity analysis for the cash-generating unit to which the brand was allocated was based on a 5% increase in the weighted average cost of capital or a 10% reduction in the long-term growth rate. We concluded that no impairment loss would need to be recognized on the brand in the segment under these conditions.

Income Taxes

        We make significant estimates in determining both current and deferred tax liabilities and assets, not least in respect of the value of deferred tax assets. Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts at the rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized, based on management's assumptions relating to the amounts and timing of future taxable profits. We must then determine the possibility that deferred tax assets will be utilized and offset against future taxable profits. The actual results may differ from these estimates, for instance due to changes in the business climate, changed tax legislation, or the outcome of the final review by tax authorities and tax courts of tax returns.

        As of the end of November 30, 2016, we recognized deferred tax assets of AR$359 million. A change in the estimate of the possibility for utilization thus can affect results both positively and negatively.

        The amount of income tax we pay is subject to evaluation of assessment proceedings by income tax authorities, which may result in adjustments to our carried forward tax losses. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. During the corporate reorganization significant judgment was required in determining the overall provision for income taxes. There were many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due and believes it has adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, tax examinations are closed or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly.

        For the fiscal year ended November 30, 2016, our effective tax rate was 11.3% attributable primarily due to the fact that the 1,380% increase in profit before income tax for the fiscal year ended November 30, 2016 was primarily attributable to one-time non-taxable income resulting from profit from a business combination and a deduction of the exchange rate difference generated from non-current borrowing. For the six-month period ended May 31, 2017, our effective tax rate was 58%, attributable primarily to increased financial costs and a deduction of exchange rate differences generated from non-current borrowings.

        Factors affecting the tax charge in future years are principally a devaluation in subsidiaries with the U.S. dollar as a functional currency, an increase in non-taxable income and related expenses or any gain on acquisition of businesses.

Business Combinations—Purchase Price Allocation

        We account for business combinations under the provisions of International Financial Reporting Standard 3 Business Combinations, or IFRS 3, which requires that the purchase method of accounting be used for all business combinations. Assets acquired and liabilities assumed are recorded at the date of acquisition at their respective fair values, with some exceptions. Non-controlling interests can be measured at either fair value or the present ownership interests' proportionate share of the acquiree's net identifiable assets. IFRS 3 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Otherwise, a gain on bargain purchase occurs where the consideration, the non-controlling interest and the previously held interest are less than the fair value of the net identifiable assets. A bargain purchase represents an economic gain, which should be immediately recognized in profit or loss. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred.

        As noted elsewhere in this prospectus, we completed the Cargill Acquisition on August 31, 2016. The estimated fair value of net assets acquired, including the allocation of the fair value to identifiable assets and liabilities, was determined using all available information to make these fair value determinations, including independent appraisals. The estimated fair value of the net assets acquired was determined using the income approach to valuation based on the discounted cash flow method. Under this method, expected future cash flows of the business on a stand-alone basis are discounted back to a present value. The discounted cash flow valuation method requires the use of assumptions, the most significant of which include: future revenue growth, future earnings before interest, depreciation and amortization, terminal value growth rate, weighted average cost of capital and discount rate.

        The estimated fair value of identifiable intangible assets, consisting of customer relationships and brands acquired were determined using the income approach method and relief of royalty method, respectively. The Cargill Acquisition resulted in the recognition of a bargain purchase gain of AR$1,084 million.

        The income approach method used to value customer relationships requires the use of assumptions, the most significant of which include: the remaining useful life, expected revenue, survivor curve, earnings before interest and tax margins, marginal tax rate, contributory asset charges, weighted average cost of capital and discount rate.

        The most significant assumptions under the relief of royalty method used to value brands include: estimated remaining useful life, expected revenue, royalty rate, tax rate, weighted average cost of capital and discount rate.

        We have developed these assumptions on the basis of historical knowledge of the business and projected financial information of us. These assumptions may vary based on future events, perceptions of different market participants and other factors outside the control of management, and such variations may be significant to estimated values.

        The sensitivity analysis for the discounted cash flows was based on a 10% reduction in future cash flows, a 5% increase in the discount rate or a 10% reduction in the long-term growth rate. Those increases/decreases in isolation would have decreased the amount of the bargain purchase gain by AR$80 million, AR$140 million and AR$40 million, respectively.

Segment Information and Non-IFRS Financial Measures

Our Operating Segments

        IFRS 8 "Operating Segments" requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The amount reported for each segment item is the measure reported to the chief operating decision maker for these purposes.

        We have three reportable operating segments, which are organized based upon similar economic characteristics and are similar in nature of products offered and production processes, the type and class of customer and distribution methods, as follows:

  •
  Retail Products.  Through our Retail Products segment, we offer more than 200 products through our recognized brands across a variety of categories, including flour, vegetable oil, biscuits, cookies and crackers, ready-mixed flour, bread crumbs, frozen foods and pasta. We market these products under, among others, the following recognized brands in Argentina: 9 de Oro, Pureza, Cañuelas, Mamá Cocina, Multiple, Broche de Oro, Florencia, San Agustín, Cukis and Paseo, among others, and also under our more recently launched brands such as Pizza Pietro and Horno Casero. We manufacture our retail products in our own production facilities, including our recently completed Spegazzini facility. We sell our retail products to consumers in Argentina and the region through a variety of distribution channels, including large supermarkets (such as Walmart, Carrefour and Cencosud), wholesalers and other third-party distributors, supplemented by smaller points of sale, including gas stations (such as those owned by Shell and YPF), convenience stores and fast food restaurants (such as McDonald's and Subway). We also produce white label versions of several of our retail products, including flour and vegetable oil, which we sell to key customers as a strategy to deepen our distribution relationship and as an important source of production volume. Our distribution network is organized around the geographical position of our production facilities. Our retail mass market sales teams are organized in two teams, one for our dry products and one for our frozen food products line. We constantly seek to expand our distribution reach by introducing new formats like our Puntos Caliente for the baking of frozen food product lines, our food service operations offering sales of ready to consume products for convenience stores, fast food establishments and restaurants such as our recently opened Pizza Alla Pala restaurant in Buenos Aires. For the fiscal year ended November 30, 2016, our Retail Products segment generated AR$3,718 million (US$231 million) in net sales or 12% of our net sales to third parties and AR$569 million (US$35 million) of Adjusted Segment EBITDA or 25% of our Total Adjusted Segment EBITDA. For the six-month period ended May 31, 2017, our Retail Products segment generated AR$2,475 million (US$154 million) in net sales or 22% of our net sales to third parties and AR$259 million (US$16 million) of Adjusted Segment EBITDA or 31% of our Total Adjusted Segment EBITDA.

  •
  Branded Industrial Products.  The main focus of our Branded Industrial Products segment is to supply primary food products that serve as inputs to our Retail Products segment, as well as to third-party branded industrial product customers. We sell flour, ready-mixed flour and additives through our Cañuelas, Florencia, Multi-Harina, Adelia María, Favorita, Leticia, Terminada, Rosafe,

    San Agustín and Pigüé brands. We also offer, other milled products such as soy flour, soy oil and animal feed sub-products that we produce with lower margin but that strategically support our operations by strengthening our sourcing and distribution capabilities. We manufacture our branded industrial products in our 21 production facilities in the region as well as two third-party production plants in Argentina. Following the Cargill Acquisition, we now possess an installed milling capacity of approximately 3.12 million tonnes per year, according to MAGyP. In Argentina, our main third-party customers in this segment include Molinos Río de la Plata, Arcor, Mondelez, Bimbo and General Mills. Our Branded Industrial Products segment also includes our packaging production operation through the packaging business acquired from Cañuelas Pack S.A. We fulfill most of the packaging needs of our Retail Products and Branded Industrial Products segments, as well as certain packaging production needs of other companies, such as PepsiCo, Cabrales, 5 Hispanos and SanCor. For the fiscal year ended November 30, 2016, our Branded Industrial Products segment generated AR$12,738 million (US$791 million) in net sales, of which AR$11,281 million, or 35% of our total net sales, consisted of net sales to third parties, and AR$1,137 million (US$71 million) in Adjusted Segment EBITDA, or 50% of our Total Adjusted Segment EBITDA. For the six-month period ended May 31, 2017, our Branded Industrial Products segment generated AR$4,600 million (US$286 million) in net sales, of which AR$3,690 million, or 32% of our total net sales, consisted of net sales to third parties, and AR$248 million (US$15 million) in Adjusted Segment EBITDA, or 29% of our Total Adjusted Segment EBITDA.

  •
  Agro-Services and Sustainable Sourcing.  Through our Agro-Services and Sustainable Sourcing segment, we source agricultural products in which Argentina, the location of our primary sourcing activities, enjoys significant competitive advantages, with the main objective of ensuring the consistent supply of agricultural products to our other business segments at the lowest cost and highest quality possible. We buy agricultural products in excess of our food production needs in order to ensure a selection of the best quality agricultural products for our food production, to ensure economies of scale, increase our purchasing power and take advantage of market opportunities for our operations abroad. We seek to become a significant buyer for the production of each of the more than 8,000 farmers we source products from, thereby positioning our business as a reliable source of product demand and services for them while fostering a long-term relationship that gives us access to the quality and volume we need to support our food production operations. We foster and preserve direct contact and strong relationships with farmers through our agro-services business which acts as a one-stop supplier for farmers in our network providing a variety of products and services, including agricultural supplies such as seeds, fertilizers, farm machinery, insurance brokerage and other goods, in exchange for agricultural products. As of the date of this prospectus, we operate 62 branches, 44 one-stop supply stores and 21 conditioning and storage centers located across ten provinces in Argentina offering convenience to farmers and ready access to us to a substantial portion of Argentina's productive agricultural area for our sourcing business. We also offer drying, storage and conditioning services to our farmers through our 21 conditioning and storage centers which facilitate the geographic distribution of our sourcing operations. In addition to sourcing for our own production, we also export a significant portion of our agricultural goods to ensure economies of scale, which when taken together gives us sufficient purchasing power to the farmers we work with and allows us to take advantage of market opportunities for our operations abroad. We also operate our own port, which is located in Las Palmas on the right bank of the Paraná River in northeastern Argentina and offers significantly reduced travel times on the Paraná River, thereby offering a significant competitive advantage as compared to ports further upstream. Our infrastructure at the Las Palmas port includes both handling and port elevation facilities. We expect to continue to use the Las Palmas port to further increase our exports of milled products into Brazil and other countries in the region. We are also planning the development of an industrial park in Argentina, which we refer to as the Five Nations Industrial Park, next to the Las Palmas port, through which we will seek to attract businesses, such as other consumer food product producers that may benefit from the competitive advantages created by our sourcing operations, food product manufacturing capability and logistical ease of distribution in Argentina through our agro-services and sustainable sourcing network, along with distribution agreements with retailers and exports through the Las Palmas port. For further information, see "Business—New Projects and Investments—Five Nations Industrial Park". For the fiscal year ended November 30, 2016, our Agro-Services and Sustainable Sourcing segment generated AR$23,284 million (US$1,446 million) in net sales, of which $17,318 million, or 54% of our total net sales, consisted of net sales to third parties and AR$571 million (US$35 million) or 25% of our Total Adjusted Segment EBITDA. For the six-month period ended May 31, 2017, our Agro-Services and Sustainable Sourcing segment generated AR$8,071 million (US$501 million) in net sales, of which AR$5,276 million, or 46% of our total net sales, consisted of net sales to third parties and AR$335 million (US$21 million) or 40% of our Total Adjusted Segment EBITDA.

        For further information on our operating segments, see Note 5 to our audited consolidated combined financial statements, Note 5 to our unaudited interim consolidated combined financial statements, and "Business".

        Although Adjusted Segment EBITDA is commonly viewed as a non-IFRS measure in other contexts, pursuant to IFRS 8, Adjusted Segment EBITDA is treated as an IFRS measure in the manner in which we utilize this measure. We use Adjusted Segment EBITDA for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe it reflects current core operating performance and provides an indicator of the segment's ability to generate cash.

Net Sales and Adjusted Segment EBITDA by Segment For the Six-Month Period Ended May 31, 2017	Agro-services and sustainable sourcing	Branded industrial products	Retail Products	Elimination of intersegment sales	Total
Net sales to third parties	5,276,414	3,690,025	2,474,779	—	11,441,218
Intersegment sales	2,794,697	910,344	—	(3,705,041)	—

Net Sales	8,071,111	4,600,369	2,474,779	(3,705,041)	11,441,218
Cost of sales (exclusive of depreciation and amortization shown separately below)	(7,178,309)	(3,468,816)	(1,726,918)	3,705,041	(8,669,002)

Depreciation and amortization	(29,799)	(117,056)	(133,411)	—	(280,266)

Margin Before Operating Expenses	863,003	1,014,497	614,450	—	2,491,950
Selling expenses	(365,673)	(726,144)	(360,816)	—	(1,452,633)
Administrative expenses	(191,364)	(155,373)	(131,644)	—	(478,381)
Other operating income, net	(2,612)	(4,120)	4,364	—	(2,368)

Results from Operations Before Financing and Taxation	303,354	128,860	126,354	—	558,568
Depreciation and amortization	31,289	119,117	132,977	—	283,383

Adjusted Segment EBITDA	334,643	247,977	259,331	—	841,951

Assets assigned to the segments
Inventories	4,022,641	601,373	347,258	—	4,971,272
Property, plant and equipment	1,842,562	6,728,336	4,994,173	—	13,565,071
Intangible assets	1,609	102,527	—	—	104,136

Total	5,866,812	7,432,236	5,341,431	—	18,640,479

For the Six-Month Period Ended May 31, 2016	Agro-services and sustainable sourcing	Branded industrial products	Retail Products	Elimination of intersegment sales	Total
Net sales to third parties	7,440,215	3,755,532	1,607,272	—	12,803,019
Intersegment sales	2,683,089	791,627	—	(3,474,716)	—

Net Sales	10,123,304	4,547,159	1,607,272	(3,474,716)	12,803,019
Cost of sales (exclusive of depreciation and amortization shown separately below)	(9,202,674)	(3,188,966)	(971,398)	3,474,716	(9,888,322)

Depreciation and amortization	(10,861)	(23,691)	(28,763)	—	(63,315)

Margin Before Operating Expenses	909,769	1,334,502	607,111	—	2,851,382
Selling expenses	(634,752)	(838,664)	(275,955)	—	(1,749,371)
Administrative expenses	(76,628)	(116,005)	(125,283)	—	(317,916)
Other operating income, net	(119)	1,495	15	—	1,391

Results from Operations Before Financing and Taxation	198,270	381,328	205,888	—	785,486
Depreciation and amortization	15,600	28,121	26,309	—	70,030

Adjusted Segment EBITDA	213,870	409,449	232,197	—	855,516

Assets assigned to the segments
Inventories	1,475,792	708,460	440,313	—	2,624,565
Property, plant and equipment	1,560,280	5,341,812	4,376,137	—	11,278,229
Intangible assets	5,961	110,698	—	—	116,659

Total	3,042,034	6,160,970	4,816,450	—	14,019,454

The Six-Month Period Ended May 31, 2017 Compared to the Six-Month Period Ended May 31, 2016

        Total Adjusted Segment EBITDA decreased by AR$14 million, or 2%, from AR$856 million for the six-month period ended May 31, 2016 to AR$842 million for the six-month period ended May 31, 2017, primarily due to a decrease of AR$161 million, or 39%, in Adjusted Segment EBITDA for our Branded Industrial Products segment, which was primarily the result of margin compression in our wheat flour business and a decrease in sales volume in our soybean flour, oil and co-products business line. The decrease in Total Adjusted Segment EBITDA was partially offset by (i) a AR$121 million, or 56%, increase in Adjusted Segment EBITDA for our Agro Services and Sustainable Sourcing segment for the six-month period ended May 31, 2017 as compared to the six-month period ended May 31, 2016, which was primarily due to lower selling expenses driven by the lifting of export taxes on exports of certain grains; and (ii) a AR$27 million, or 12%, increase in Adjusted Segment EBITDA for our Retail Products segment for the six-month period ended May 31, 2017 as compared to the six-month period ended May 31, 2016, which was due to an increase in sales volume across most of the segment's business lines, partially offset by lower margins which resulted from costs increasing due to inflation at a greater rate than the increases in our sales prices due to inflation.

For the fiscal year ended November 30, 2016	Agro-services and sustainable sourcing	Branded industrial products	Retail products	Elimination of intersegment sales	Total
Net sales to third parties	17,318,513	11,281,549	3,717,638	—	32,317,700
Intersegment sales	5,965,898	1,456,850	—	(7,422,748)	—

Net Sales	23,284,411	12,738,399	3,717,638	(7,422,748)	32,317,700
Cost of sales	(21,457,948)	(8,728,087)	(2,318,800)	7,422,748	(25,082,087)

Margin Before Operating Expenses	1,826,463	4,010,312	1,398,838	—	7,235,613
Selling expenses	(1,117,284)	(2,763,449)	(537,739)	—	(4,418,472)
Administrative expenses	(179,328)	(305,340)	(342,619)	—	(827,287)
Other operating income, net	282	10,600	—	—	10,882

Results from Operations Before Financing and Taxation	530,133	952,123	518,480	—	2,000,736
Depreciation and amortization	40,417	185,293	50,313	—	276,023

Adjusted Segment EBITDA	570,550	1,137,416	568,793	—	2,276,759

Assets assigned to the segments
Inventories	1,079,546	967,602	443,537	—	2,490,685
Property, plant and equipment	1,651,868	5,652,299	4,410,454	—	11,714,621
Intangible assets	4,882	109,589	—	—	114,471

Total	2,736,296	6,729,490	4,853,991	—	14,319,777

For the fiscal year ended November 30, 2015	Agro-services and sustainable sourcing	Branded industrial products	Retail Products	Elimination of intersegment sales	Total
Net sales to third parties	9,639,881	10,033,966	2,460,545	—	22,134,392
Intersegment sales	4,750,189	816,265	—	(5,566,454)	—

Net Sales	14,390,070	10,850,231	2,460,545	(5,566,454)	22,134,392
Cost of sales	(12,984,014)	(8,003,631)	(1,767,771)	5,566,454	(17,188,962)

Margin Before Operating Expenses	1,406,056	2,846,600	692,774	—	4,945,430
Selling expenses	(812,502)	(2,327,954)	(406,531)	—	(3,546,987)
Administrative expenses	(89,912)	(272,404)	(148,289)	—	(510,605)
Other operating income, net	4,254	20,861	2,522	—	27,637

Results from Operations Before Financing and Taxation	507,896	267,103	140,476	—	915,475
Depreciation and amortization	26,747	70,620	79,774	—	177,141

Adjusted Segment EBITDA	534,643	337,723	220,250	—	1,092,616

Assets assigned to the segments
Inventories	579,725	565,851	393,209	—	1,538,785
Property, plant and equipment	924,709	2,116,647	2,307,319	—	5,348,675
Intangible assets	5,473	3,764	5,122	—	14,359

Total	1,509,907	2,686,262	2,705,650	—	6,901,819

Fiscal Year Ended November 30, 2016 Compared to Fiscal Year Ended November 30, 2015

        Total Adjusted Segment EBITDA increased by AR$1,184 million, or 108%, from AR$1,093 million for the fiscal year ended November 30, 2015 to AR$2,277 million for the fiscal year ended November 30, 2016, primarily due to (i) an increase of AR$800 million, or 237%, in Adjusted Segment EBITDA for our Branded Industrial Products segment, as a result of an increase in sales volume and higher margins from operations for this segment due to the sales prices of our products increasing at a faster rate than our production costs as a result of the devaluation of the Peso in December 2015, and (ii) an increase of AR$349 million, or 158%, in Adjusted Segment EBITDA for our Retail Products segment for the fiscal year ended November 30, 2016 as compared to the fiscal year ended November 30, 2015 as a result of an increase in sales volume and higher margins driven by the impact of the Peso devaluation that took place in December 2015. The increase in our Total Adjusted Segment EBITDA was also due to an increase of AR$36 million, or 7%, in Adjusted Segment EBITDA for our Agro Services and Sustainable Sourcing segment for the fiscal year ended November 30, 2016 as compared to the fiscal year ended November 30, 2015 as a result of an increase in sales volume.

For the fiscal year ended November 30, 2014	Agro-services and sustainable sourcing	Branded industrial products	Retail products	Elimination of intersegment sales	Total
Net sales to third parties	10,699,570	6,729,027	2,392,602	—	19,821,199
Intersegment sales	4,291,820	923,128	—	(5,214,948)	—

Net Sales	14,991,390	7,652,155	2,392,602	(5,214,948)	19,821,199
Cost of sales	(13,556,686)	(5,666,905)	(1,659,209)	5,214,948	(15,667,852)

Margin Before Operating Expenses	1,434,704	1,985,250	733,393	—	4,153,347
Selling expenses	(1,170,560)	(1,464,123)	(332,739)	—	(2,967,422)
Administrative expenses	(69,412)	(240,839)	(133,481)	—	(443,732)
Other operating income, net	(788)	24,886	(10)	—	24,088

Results from Operations Before Financing and Taxation	193,944	305,174	267,163	—	766,281
Depreciation and amortization	28,283	48,990	45,341	—	122,614

Adjusted Segment EBITDA	222,227	354,164	312,504	—	888,895

Assets assigned to the segments
Inventories	460,452	575,128	256,442	—	1,292,022
Property, plant and equipment	854,307	1,672,166	1,633,881	—	4,160,354
Intangible assets	4,448	4,910	6,462	—	15,820
Total	1,319,207	2,252,204	1,896,785		5,468,196
Fiscal Year Ended November 30, 2015 Compared to Fiscal Year Ended November 30, 2014

        Total Adjusted Segment EBITDA increased by AR$204 million, or 23%, from AR$889 million for the fiscal year ended November 30, 2014 to AR$1,093 million for the fiscal year ended November 30, 2015, primarily due to (i) an increase of AR$312 million, or 141%, in Adjusted Segment EBITDA for our Agro Services and Sustainable Sourcing segment, which was primarily the result of an increase in our results from operations, driven by a decrease in our selling expenses. The increase in Total Adjusted Segment EBITDA was partially offset by (i) a AR$92 million, or 30%, decrease in Adjusted Segment EBITDA for our Retail Products segment for the fiscal year ended November 30, 2015 as compared to the fiscal year ended November 30, 2014 which was primarily a result of a decrease in our results of operations driven by an increase in our operating expenses; and (ii) a AR$16 million, or 5%, decrease in Adjusted Segment EBITDA for our Branded Industrial Products segment for the fiscal year ended November 30, 2015 as compared to the fiscal year ended November 30, 2014, which was primarily a result of a decrease in our results from operations driven by an increase in our operating expenses.

Non-IFRS Financial Measures

        In addition to our financial information presented in accordance with IFRS, we use certain "non-IFRS financial measures" described below to evaluate the operating and financial performance of our business, identify trends affecting our business, develop projections, make strategic business decisions and evaluate our objectives, policies and processes for managing capital. Generally, a non-IFRS financial measure is a numerical measure of a company's operating performance or financial position that includes or excludes amounts that are included or excluded from the most directly comparable measure calculated and presented in accordance with IFRS. We monitor the non-IFRS financial measures described below, and we believe they are helpful to our management and to investors, because we believe they reflect the operating performance of our business.

        Our non-IFRS financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-IFRS financial measures differently. In addition, there are limitations in using non-IFRS financial measures because they are not prepared in accordance with IFRS. The presentation of non-IFRS financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with IFRS. Finally, none of the non-IFRS measures are intended to be a substitute for, or superior to, IFRS measurements. We urge you to review the reconciliations of our non-IFRS financial measures to the comparable IFRS financial measures included below, and not to rely on any single financial measure to evaluate our business. See "Presentation of Financial and Certain Other Information—Non-IFRS Information" elsewhere in this prospectus for further information.

        Our management believes Total Adjusted Segment EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure.

        We also utilize Net Debt and certain ratios derived or incorporating Net Debt, such as Net Debt to Total Adjusted Segment EBITDA to evaluate our objectives, policies and processes for managing capital. Both Total Adjusted Segment EBITDA and Net Debt are considered non-IFRS financial measures.

Total Adjusted Segment EBITDA

        The following table shows a reconciliation of profit for the year to Total Adjusted Segment EBITDA for the periods / fiscal years presented:

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Fiscal Year Ended November 30,
	2017(1)	2017	2016	2016(1)	2016	2015	2014
	(in thousands of US$)	(in thousands of Pesos)		(in thousands of US$)	(in thousands of Pesos)
Profit for the Period / Year	3,023	48,672	(350,742)	53,688	864,382	11,931	147,809
Gain on acquisition of businesses	—	—	—	(67,350)	(1,084,327)	—	—
Depreciation & Amortization	17,601	283,383	70,030	17,144	276,023	177,141	122,614
Financial income	(2,589)	(41,676)	(101,415)	(20,089)	(323,429)	(230,221)	(267,655)
Financial costs	21,807	351,096	448,425	66,487	1,070,446	687,128	506,041
Exchange differences, net	8,328	134,074	979,012	89,963	1,448,401	398,464	311,690
Income tax expense	4,124	66,401	(189,794)	1,569	25,263	48,173	68,396
Total Adjusted Segment EBITDA (unaudited)	52,295	841,951	855,516	141,414	2,276,759	1,092,616	888,895

(1)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina.

Net Debt to Total Adjusted Segment EBITDA

        We use the ratio of Net Debt to Total Adjusted Segment EBITDA as one of our principal measures of capital management. We define Net Debt as the ratio of borrowings minus cash and cash equivalents to Total Adjusted Segment EBITDA. The table below shows a reconciliation of this non-IFRS financial measure to total borrowings as follows:

	As of and for the Six-Month Period Ended May 31,	As of and for the Fiscal Year Ended November 30,
	2017	2016	2015	2014
	(in thousands of Pesos)
Borrowings(1)	15,829,379	10,379,048	5,114,836	3,352,263
Cash and cash equivalents	3,357,827	3,794,667	943,731	1,121,351
Net debt (unaudited)	12,471,552	6,584,381	4,171,105	2,230,912

Total Adjusted Segment EBITDA (unaudited)	841,951	2,276,759	1,092,616	888,895

Net debt / Total Adjusted Segment EBITDA (unaudited)	NM(2)	2.89	3.82	2.51

  NM - Not meaningful.

(1)
Borrowings includes Bank Borrowings, Obligations Under Financial Leases and Discounted Notes.

(2)
The net debt to Total Adjusted Segment EBITDA ratio for the six-month period ended May 31, 2017 is not meaningful for comparative purposes because the Total Adjusted Segment EBITDA is only for the six-month period ended May 31, 2017. As such, the ratio is not readily comparable with the ratios prepared using annual Total Adjusted Segment EBITDA.

        Net Debt is not intended to be a substitute for, or superior to, IFRS measurements of Borrowings. For a further explanation of how management undertakes capital management policies, see "—Capital Management and Funding Policies".

Results of Operations

        The following tables show our income statement data for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results. In the following discussion, references to increases or decreases in any period are made by comparison with the prior period, except as the context otherwise indicated.

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Fiscal Year Ended November 30,
	2017	2016	2016	2015	2014
	(in thousands of Pesos)
Net sales	11,441,218	12,803,019	32,317,700	22,134,392	19,821,199
Cost of sales	(8,949,268)	(9,951,637)	(25,082,087)	(17,188,962)	(15,667,852)

Margin Before Operating Expenses	2,491,950	2,851,382	7,235,613	4,945,430	4,153,347
Selling expenses	(1,452,633)	(1,749,371)	(4,418,472)	(3,546,987)	(2,967,422)
Administrative expenses	(478,381)	(317,916)	(827,287)	(510,605)	(443,732)
Other operating income, net	(2,368)	1,391	10,882	27,637	24,088

Results from Operations Before Financing and Taxation	558,568	785,486	2,000,736	915,475	766,281
Financial income	41,676	101,415	323,429	230,221	267,655
Financial costs	(351,096)	(448,425)	(1,070,446)	(687,128)	(506,041)
Exchange differences, net	(134,074)	(979,012)	(1,448,401)	(398,464)	(311,690)

Financial results, net	(443,494)	(1,326,022)	(2,195,418)	(855,371)	(550,076)
Gain on acquisition of businesses	—	—	1,084,327	—	—

Profit Before Income Tax	115,073	(540,536)	889,645	60,104	216,205
Income tax expense	(66,401)	189,794	(25,263)	(48,173)	(68,396)

Profit for the Year	48,672	(350,742)	864,382	11,931	147,809

The six-month period ended May 31, 2017 compared to the six-month period ended May 31, 2016

        The following table sets forth certain financial information with respect to our consolidated results of operation for the periods presented.

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,
			Increase / (decrease)
	2017	2016
	(in thousands of Pesos)%
Net sales	11,441,218	12,803,019	(11)%
Cost of sales	(8,949,268)	(9,951,637)	(10)%

Margin Before Operating Expenses	2,491,950	2,851,382	(13)%
Selling expenses	(1,452,633)	(1,749,371)	(17)%
Administrative expenses	(478,381)	(317,916)	50%
Other operating income, net	(2,368)	1,391	(270)%

Results from Operations Before Financing and Taxation	558,568	785,486	(29)%
Financial income	41,676	101,415	(59)%
Financial costs	(351,096)	(448,425)	(22)%
Exchange differences, net	(134,074)	(979,012)	(86)%

Financial results, net	(443,494)	(1,326,022)	(67)%

Profit Before Income Tax	115,073	(540,536)	121%
Income tax expense	(66,401)	189,794	(135)%

Profit for the Period	48,672	(350,742)	114%

Net Sales

        Net sales decreased by AR$1,362 million, or 11%, from AR$12,803 million for the six-month period ended May 31, 2016 to AR$11,441 million for the six-month period ended May 31, 2017, primarily as a result of lower volume of sales in our Agro-Services and Sustainable Sourcing segment as compared to the volume of sales for the corresponding period in 2016 when farmers had accumulated grains in anticipation of a devaluation of the Peso in December 2015. The decrease in the volume of sales in our Agro-Services and Sustainable Sourcing segment was partially offset by higher sales in our other segments. Further segment-by-segment information relating to net sales is presented in the chart and explanatory paragraphs below.

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,
			Increase / (decrease)
	2017	2016
	(in thousands of Pesos)%
Retail Products segment
Net sales to third parties	2,474,779	1,607,272	54%
Intersegment sales	—	—	—%

Total Net Sales of Retail Products	2,474,779	1,607,272	54%
Branded Industrial Products segment
Net sales to third parties	3,690,025	3,755,532	(2)%
Intersegment sales	910,344	791,627	15%

Total Net Sales of Branded Industrial Products	4,600,369	4,547,159	1%
Agro-Services and Sustainable Sourcing segment
Net sales to third parties	5,276,414	7,440,215	(29)%
Intersegment sales	2,794,697	2,683,089	4%

Total Net Sales of Agro-Services and Sustainable Sourcing	8,071,111	10,123,304	(20)%
Total Intersegment Sales Elimination	(3,705,041)	(3,474,716)	7%
Total Net Sales	11,441,218	12,803,019	(11)%

Retail Products

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,
			Increase / (decrease)
Business Line	2017	2016
	(in thousands of Pesos)%
Vegetable oil	927,908	491,198	89%
Flour	833,703	621,742	34%
Biscuits, cookies and crackers(1)	403,260	307,763	31%
Frozen foods	144,387	54,572	165%
Other products(2)	165,521	131,997	25%

Total Retail Products Net Sales, net of Intersegment Sales	2,474,779	1,607,272	54%

(1)
Excluding rice crackers.

(2)
Including pasta, ready-mixes, breadcrumbs and other products.

        Net sales derived from our Retail Products segment increased by AR$868 million, or 54%, from AR$1,607 million for the six-month period ended May 31, 2016 to AR$2,475 million for the six-month period ended May 31, 2017. The increase in our net sales for this segment was due to higher sales volumes and higher prices across most of our business lines.

        The AR$437 million, or 89%, increase in net sales for our vegetable oil business line for the six-month period ended May 31, 2017 as compared to the six-month period ended May 31, 2016 was primarily the result of a 78% increase in the average price of our vegetable oil products due to the liberalization of price controls in the vegetable oil market, resulting in a AR$381 million increase in net sales due to price increases. In addition, we experienced a 6% increase in the volume of vegetable oil sold (from 45,996 tonnes for the six-month period ended May 31, 2016 to 48,926 tonnes for the six-month period ended May 31, 2017) resulting in a AR$56 million increase in net sales for the six-month period ended May 31, 2017.

        The AR$212 million, or 34%, increase in net sales for our flour business line for the six-month period ended May 31, 2017 as compared to the six-month period ended May 31, 2016 was primarily due to a 21% increase in the average prices of our flour products primarily due to inflation in Argentina and an 18% increase in wheat prices, which is one of our main input costs, resulting in a AR$131 million increase in net sales. An 11% increase in the volume of wheat flour sold (from 99,351 tonnes sold in the six-month period ended May 31, 2016 to 109,998 tonnes sold in the six-month period ended May 31, 2017) also contributed to an AR$81 million increase in net sales.

        The AR$95 million, or 31%, increase in net sales for our biscuits, cookies and crackers business line for the six-month period ended May 31, 2017 as compared to the six-month period ended May 31, 2016 was primarily due to (i) a 24% increase in average prices of our biscuits, cookies and crackers products primarily due to inflation in Argentina and the increase of wheat prices, which is one of our main input costs, resulting in a AR$74 million increase in net sales and (ii) a 5% increase in the volume of biscuits, cookies and cracker products sold due to continued growth across most of our business lines (from 14,663 tonnes in the six-month period ended May 31, 2016 to 15,460 tonnes in the six-month period ended May 31, 2017), resulting in a AR$21 million increase in net sales for the six-month period ended May 31, 2017.

        The AR$90 million, or 165%, increase in net sales for the frozen foods business line for the six-month period ended May 31, 2017 as compared to the six-month period ended May 31, 2016 was mainly due to an 80% increase in the volume of frozen food products sold (from 2,753 tonnes in the six-month period ended May 31, 2016 to 4,967 tonnes in the six-month period ended May 31, 2017), resulting in a AR$64 million increase in net sales due to the continued ramp up in sales of our new frozen foods business line. During this period we also experienced a 47% increase in the average price of our frozen food products, resulting in a AR$25 million increase in net sales for the six-month period ended May 31, 2017, primarily due to inflation in Argentina but also benefitting from a richer mix of higher-margin products.

Branded Industrial Products

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,
			Increase / (decrease)
Business line	2017	2016
	(thousands of Pesos)%
Wheat flour	2,954,731	1,612,755	83%
Soybean flour, oil and co-products	583,503	2,012,380	(71)%
Packaging (Cañuelas Pack)	96,777	98,148	(1)%
Other Products	55,014	32,249	71%

Total Branded Industrial Products Sales, net of Intersegment Sales	3,690,025	3,755,532	(2)%

        With respect to our Branded Industrial Products segment, net sales to third parties decreased by AR$66 million, or 2%, from AR$3,756 million for the six-month period ended May 31, 2016 to AR$3,690 million for the six-month period ended May 31, 2017. The decrease in net sales to third parties was primarily due to lower sales volume in our soybean flour, oil and co-products business line, partially offset by higher sales volume in our wheat flour business line, which was driven mainly by the integration of Cargill's operations through the consummation of the Cargill Acquisition we closed in the fourth quarter of our 2016 fiscal year.

        The AR$1,342 million, or 83%, increase in net sales for our wheat flour business line for the six-month period ended May 31, 2017 as compared to the six-month period ended May 31, 2016 was primarily the result of a 58% increase in volume of flour sold, which resulted in a AR$1,089 million increase in net sales due to the milling capacity growth related to the Cargill Acquisition (from 327,501 tonnes in the six-month period ended May 31, 2016 to 518,621 tonnes in the six-month period ended May 31, 2017). The prices of wheat flour rose by an average of 16% during this period due to inflation in Argentina and the increase in wheat prices which resulted in a AR$253 million increase in net sales.

        The decrease in net sales of 71% for our soybean flour, oil and co-products business line for the six-month period ended May 31, 2017 as compared to the six-month period ended May 31, 2016 was due to a 73% reduction in volume of soybean flour, oil and co-products sold. While the production and sale of industrialized soybean is normally relatively lower during the first six months of the year, in the six-month period ended May 31, 2016 we experienced an unusually high volume in available soybean product as many farmers had held on to their soybean stock in anticipation of the devaluation of the Peso which took place in December 2015. The net decrease in sales of soybean, oil and co-products for the six-month period ended May 31, 2017 was partially offset by a 7% increase in average prices during the same period.

        The increase in net sales of 71% for our other products business line for the six-month period ended May 31, 2017 as compared to the six-month period ended May 31, 2016 was due to a 9% increase in the volume of other products (from 12,210 tonnes for the six-month period ended May 31, 2016 to 13,309 tonnes for the six-month period ended May 31, 2017) and a 52% increase in the average price of our products due to an improved product mix.

Agro-Services and Sustainable Sourcing

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,
			Increase / (decrease)
Business line	2017	2016
	(thousands of Pesos)%
Sustainable sourcing	3,730,250	5,777,229	(35)%
Agro-services	1,142,941	1,110,963	3%
Port and logistics	403,223	552,023	(27)%

Total Agro-Services and Sustainable Sourcing Net Sales, net of Intersegment Sales	5,276,414	7,440,215	(29)%

        Net sales from our Agro-Services and Sustainable Sourcing segment attributable to third parties decreased by AR$2,164 million, or 29%, from AR$7,440 million for the six-month period ended May 31, 2016 to AR$5,276 million for the six-month period ended May 31, 2017. This decrease resulted primarily from lower sales volumes in the six-month period ended May 31, 2017 as compared to an unusually strong six-month period ended May 31, 2016. During the six-month period ended May 31, 2016, farmers sold an extraordinarily high volume of grains that they had otherwise delayed in selling in anticipation of a devaluation of the Peso which ultimately took place in December 2015.

        The AR$2,047 million, or 35%, decrease in net sales of our sustainable sourcing business line for the six-month period ended May 31, 2017 as compared to the six-month period ended May 31, 2016 was primarily the result of a 56% decrease in the volume of grains sold (from 2,504 tonnes in the six-month period ended May 31, 2016 to 1,100 tonnes in the six-month period ended May 31, 2017).

The sales volume of our sustainable sourcing business line was unusually high during the six-month period ended May 31, 2016 because many farmers retained their grain stock in anticipation of the December 2015 devaluation of the Peso described above. In addition, a larger proportion of sales in our agro-services business line for the six-month period ended May 31, 2017 were completed on behalf of our clients on a commission basis as opposed to a full sale where we take possession of inventory. For such sales, we recognize commission based revenue from which we typically derive a smaller margin as compared to the margin we typically realize in respect of revenue generated from sales of agricultural supply products in which we take possession of the inventory.

        The AR$32 million, or 3%, increase in net sales of our agro-services business line for the six-month period ended May 31, 2017 as compared to the six-month period ended May 31, 2016 was primarily the result of relatively high activity levels among agricultural producers, particularly when compared to an unusually strong six month period ended May 31, 2016 in which farmers took advantage of gains from the Peso devaluation and the introduction of lower export taxes to agricultural products.

        The AR$149 million, or 27%, decrease in net sales of our port and logistics business line for the six-month period ended May 31, 2017 as compared to the six-month period ended May 31, 2016 was primarily the result of lower levels of activity in the Las Palmas port, particularly when compared to the six-month period ended May 31, 2016 when our sustainable sourcing net sales were unusually high as discussed above.

Cost of Sales

        Cost of sales decreased by AR$1,219 million or 12.3%, from AR$(9,888) million for the six-month period ended May 31, 2016 to AR$(8,669) million for the six-month period ended May 31, 2017 due primarily to lower volume in our Agro-Services and Sustainable Sourcing segment, partially offset by higher sales and inflation in our Retail Products and Branded Industrial Products segments.

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,
			Increase / (decrease)
	2017	2016
	(in thousands of Pesos)%
Retail products	(1,726,918)	(971,398)	78%
Retail products to third parties	(1,709,619)	(963,565)	77%
Branded industrial products	(3,468,816)	(3,188,966)	9%
Branded industrial products to third parties	(2,572,909)	(2,378,503)	8%
Agro-Services and sustainable sourcing	(7,178,309)	(9,202,674)	(22)%
Agro-Services and sustainable sourcing to third parties	(4,386,474)	(6,546,255)	(33)%

Elimination of intersegment sales	3,705,041	3,474,716	7%

Total Cost of Sales, net of Intersegment Sales(1)	(8,669,002)	(9,888,322)	(12)%

(1)
Exclusive of depreciation and amortization.

Retail Products

        Cost of sales to third parties for our Retail Products segment increased by AR$746 million, or 77%, from AR$(963) million for the six-month period ended May 31, 2016 to AR$(1,709) million for the six-month period ended May 31, 2017, which was driven by higher sales volumes in most of our product categories as detailed in the Net Sales section and higher costs driven by inflation, resulting in AR$610 million of the total increase in cost of sales in our Retail Products segment. Inflation was driven primarily by higher prices in raw materials. The price of sunflower seeds rose 16% during the six-month period ended May 31, 2017 as compared to six-month period ended May 31, 2016 while the price of wheat also rose approximately 18% during the corresponding period.

Branded Industrial Products

        Cost of sales to third parties for our Branded Industrial Products segment increased by AR$194 million, or 8%, from AR$(2,378) million for the six-month period ended May 31, 2016 to AR$(2,573) million for the six-month period ended May 31, 2017. This increase was primarily due to higher sales volume of wheat flour as a result of the integration of the business acquired as part of the Cargill Acquisition, offset by lower sales volume in our soybean flour, oil and co-products business line. During this period, cost of sales were also impacted by higher prices of wheat and soybean which experienced price increases of 18% and 15% during the six-month period ended May 31, 2017, respectively, as compared to the six-month period ended May 31, 2016.

Agro-Services and Sustainable Sourcing

        Cost of sales to third parties for our Agro Services and Sustainable Sourcing segment decreased by AR$2,160 million, or 33%, from AR$(6,546) million for the six-month period ended May 31, 2016 to AR$(4,386) million for the six-month period ended May 31, 2017, primarily due to decreased volumes of corn sales (from 1,088,827 tonnes sold in the six-month period ended May 31, 2016 to 333,064 tonnes sold in the six-month period ended May 31, 2017) and decreased volume in soybean sales (from 1,142,967 tonnes sold in the six-month period ended May 31, 2016 to 438,409 tonnes sold in the six-month period ended May 31, 2017). In addition, a 35% decrease in the sales in our agro-services business line also contributed to lower cost of sales in our Agro-Services and Sustainable Sourcing segment.

Selling Expenses

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,
			Increase / (decrease)
	2017	2016
	(in thousands of Pesos)%
Freight and delivery costs	(466,932)	(259,482)	80%
Taxes	(207,493)	(166,578)	25%
Commissions	(47,129)	(139,268)	(66)%
Salaries and fringes	(185,323)	(113,285)	64%
Exports duties and expenses	(461,038)	(971,385)	(53)%
Other(1)	(84,718)	(99,373)	(15)%

Total Selling Expenses	(1,452,633)	(1,749,371)	(17)%

(1)
For a further description of our selling expenses, see Note 20 to our unaudited interim consolidated combined financial statements.

        Selling expenses decreased by AR$297 million, or 17%, from AR$(1,749) million for the six-month period ended May 31, 2016 to AR$(1,453) million for the six-month period ended May 31, 2017, primarily due to a 53% decrease in export duties and expenses driven by the lifting of export taxes on some of our products and a 66% decrease in commissions driven primarily by lower sales volume in our sustainable sourcing business line. This decrease was partially offset by an 80% increase in freight and delivery expenses driven primarily by higher sales volume in our Retail Products and Branded Industrial Products segments and an increase in freight prices during the corresponding period due to inflation and a 25% increase in taxes which corresponds to the higher level of bank debit and credit taxes resulting from the closing of the Reorganization. The increase of 64% in salaries and fringes was primarily due to an increase in salaries resulting from increased inflation and a larger workforce resulting from the integration of the milling business acquired in the Cargill Acquisition.

Administrative Expenses

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,
			Increase / (decrease)
	2017	2016
	(in thousands of Pesos)%
Salaries and fringes	(260,240)	(135,613)	92%
Employee related expenses	(29,270)	(18,835)	55%
Maintenance and repairs	(9,358)	(15,786)	(41)%
Taxes	(22,874)	(21,198)	8%
Director fees	(17,180)	(21,249)	(19)%
Other(1)	(139,459)	(105,235)	33%

Total Administrative Expenses	(478,381)	(317,916)	50%

(1)
For a further description of our administrative expenses, see Note 20 to our unaudited interim consolidated combined financial statements.

        Administrative expenses increased by AR$160 million, or 50%, from AR$(318) million for the six-month period ended May 31, 2016 to AR$(478) million for the six-month period ended May 31, 2017, primarily due to higher salaries and fringes and employee-related expenses which were primarily a result of inflation and the addition of 514 employees from the Cargill Acquisition.

Results from Operations

        Results from operations before financing and taxation decreased by AR$227 million, or 29%, from AR$785 million for the six-month period ended May 31, 2016 to AR$559 million for the six-month period ended May 31, 2017, primarily due to a decrease of AR$252 million in operating results for our Branded Industrial Products segment as a result of a AR$91 million increase in depreciation and amortization expenses driven by the acquisition of Cargill's milling business. The Branded Industrial Products segment's lower results from operations were also driven by a lower margin in our branded industrial products as compared to the six-month period ended May 31, 2016, when we benefitted from higher margins as a result of having purchased raw materials in advance of the December 2015 devaluation of the Peso, which reduced our cost of sales. This overall decrease in results from operations was partially offset by increased results from operations in our Agro-Services and Sustainable Sourcing and Retail Products segments which benefitted from lower selling expenses primarily due to lower export taxes driven by a change in the mix of grains we sold. This increase was partially offset by higher administrative expenses driven by inflation. When compared to the unusually strong six-month period ended May 31, 2016, which benefitted from the impact of the December 2015 Peso devaluation, our results from operations in our Retail Products segment decreased by AR$80 million despite the fact that increased sales volume compensated for the compression in product margins caused by the rise in selling and administrative expenses due to inflation in Argentina.

Financial Results, Net

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,
			Increase / (decrease)
	2017	2016
	(in thousands of Pesos)%
Financial income	41,676	101,415	(59)%
Financial costs	(351,096)	(448,425)	(22)%
Exchange differences, net	(134,074)	(979,012)	(86)%

Financial Results, net	(443,494)	(1,326,022)	(67)%

        Financial results, net decreased by AR$883 million, or 67%, from AR$(1,326) million for the six-month period ended May 31, 2016 to AR($443) million for the six-month period ended May 31, 2017, primarily as a result of:

  •
  a decrease of AR$845 million, or 86%, in exchange differences, net, from AR$(979) million for the six-month period ended May 31, 2016 to AR$(134) million for the six-month period ended May 31, 2017. This decrease was attributable to the difference in the conversion into Pesos of our U.S. denominated debt as a result of a 15% devaluation of the Peso in relation to the U.S. Dollar, which is the currency in which most of our borrowings are denominated, in the six-month period ended May 31, 2016 to as compared to a 1.46% appreciation of the Peso in relation to the U.S. Dollar during the six-month period ended May 31, 2017;

  •
  a decrease of AR$97 million, or 22%, in financial costs, from AR$(448) million for the six-month period ended May 31, 2016 to AR$(351) million for the six-month period ended May 31, 2017. This decrease was primarily attributable to a shift in the mix of our debt from a higher percentage of our debt denominated in Pesos during the six-month period ended May 31, 2016, when interest rates in Pesos were approximately 24.85%, to a higher portion of our debt denominated in U.S. Dollars during the six-month period ended May 31, 2017 with interest rates of approximately 5.4%. This decrease was offset by an increase in the aggregate principal amount of outstanding debt in the six-month period ended May 31, 2017 as a result of the financing incurred in connection with the Cargill Acquisition and the completion of the Reorganization; and

  •
  a decrease of AR$60 million, or 59%, in financial income, from AR$101 million for the six-month period ended May 31, 2016 to AR$42 million for the six-month period ended May 31, 2017. This decrease was mainly attributable to a decrease in investments in short-term deposits and a decrease in the interest rates on such deposits in the six-month period ended May 31, 2016 as compared to the six-month period ended May 31, 2017.

Income Tax Expense

        The income tax expense increased by AR$256 million, or 135%, from a AR$190 million tax credit for the six-month period ended May 31, 2016 to a AR$66 million tax expense for the six-month period ended May 31, 2017. This was primarily due to the increase in our pre-tax profit from a pre-tax loss of AR$541 million for the six-month period ended May 31, 2016 to a pre-tax gain of AR$115 million for the six-month period ended May 31, 2017.

Profit

        As a result of all of the factors mentioned above, the profit for the six-month period increased by AR$399 million, or 114%, from a loss of AR$351 million for the six-month period ended May 31, 2016 to a gain of AR$49 million for the six-month period ended May 31, 2017.

Fiscal year ended November 30, 2016 compared to fiscal year ended November 30, 2015

        The following table sets forth certain financial information with respect to our consolidated results of operation for the periods presented.

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2016	2015
	(in thousands of Pesos)%
Net sales	32,317,700	22,134,392	46%
Cost of sales	(25,082,087)	(17,188,962)	46%

Margin Before Operating Expenses	7,235,613	4,945,430	46%
Selling expenses	(4,418,472)	(3,546,987)	25%
Administrative expenses	(827,287)	(510,605)	62%
Other operating income, net	10,882	27,637	(61)%

Results from Operations Before Financing and Taxation	2,000,736	915,475	119%
Financial income	323,429	230,221	40%
Financial costs	(1,070,446)	(687,128)	56%
Exchange differences, net	(1,448,401)	(398,464)	263%

Financial results, net	(2,195,418)	(855,371)	157%
Gain on acquisition of businesses	1,084,327	—	—

Profit Before Income Tax	889,645	60,104	1,380%
Income tax expense	(25,263)	(48,173)	(48)%

Profit for the Year	864,382	11,931	7,145%

Net Sales

        Net sales increased by AR$10,183 million, or 46%, from AR$22,134 million for the fiscal year ended November 30, 2015 to AR$32,317 million for the fiscal year ended November 30, 2016, primarily as a result of the correlative increases in net sales for each of our operating segments due to price increases in connection with inflation and a 59% devaluation of the Peso during the period. Further segment-by-segment information relating to net sales is presented in the chart and explanatory paragraphs below.

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2016	2015
	(in thousands of Pesos)%
Retail Products segment
Net sales to third parties	3,717,638	2,460,545	51%

Total Net Sales of Retail Products	3,717,638	2,460,545	51%
Branded Industrial Products segment
Net sales to third parties	11,281,549	10,033,966	12%
Intersegment sales	1,456,850	816,265	78%

Total Net Sales of Branded Industrial Products	12,738,399	10,850,231	17%
Agro-Services and Sustainable Sourcing segment
Net sales to third parties	17,318,513	9,639,881	80%
Intersegment sales	5,965,898	4,750,189	26%

Total Net Sales of Agro-Services and Sustainable Sourcing	23,284,411	14,390,070	62%
Total Intersegment Sales Elimination	(7,422,748)	(5,566,454)	33%
Total Net Sales	32,317,700	22,134,392	46%

Retail Products

	For the Fiscal Year Ended November 30
			Increase / (decrease)
Business Line	2016	2015
	(in thousands of Pesos)%
Vegetable oil	1,364,457	822,594	66%
Flour	1,239,125	876,236	41%
Biscuits, cookies and crackers	685,578	461,663	49%
Frozen foods	160,457	21,811	636%
Other products	268,021	278,241	(4)%

Total Retail Products Net Sales, net of Intersegment Sales	3,717,638	2,460,545	51%

        Net sales derived from our Retail Products segment increased by AR$1,257 million, or 51%, from AR$2,461 million for the fiscal year ended November 30, 2015 to AR$3,718 million for the fiscal year ended November 30, 2016. The increase in our net sales for this segment was primarily due to a AR$542 million, or 66%, increase in net sales of vegetable oil from AR$823 million for the fiscal year ended November 30, 2015 to AR$1,364 million for the fiscal year ended November 30, 2016 (AR$472 million of this increase was due to an increase in the sales price of our vegetable oil retail products driven by an increase in prices for sunflower seeds, and AR$78 million of this increase was due to a 6% increase in the volume of vegetable oil sold). In addition, the increase in net sales was partially due to an AR$363 million, or 41%, increase in net sales of flour from AR$876 million for the fiscal year ended November 30, 2015 to AR$1,239 million for the fiscal year ended November 30, 2016 (AR$365 million of this increase resulted from an increase in prices of retail flour of 42% from AR$3,323 per tonne for the fiscal year ended November 30, 2015 to AR$4,707 per tonne for the fiscal year ended November 30, 2016 due to inflation, partially offset by a AR$2 million decrease in net sales due to a slight decrease in the amount of flour sold during this period).

        The growth in net sales for this segment was also partially due to a 49% increase in net sales of cookies, crackers and biscuits from AR$462 million for the fiscal year ended November 30, 2015 to AR$686 million for the fiscal year ended November 30, 2016. This increase was due to a AR$178 million increase in net sales due to an average price increase of 39% in the sales price of such products (from AR$16,772 per tonne for the fiscal year ended November 30, 2015 to AR$23,244 per tonne for the fiscal year ended November 30, 2016) driven by inflation during the period, and a AR$46 million increase in net sales due to a 7% increase in volume of output from 27,526 tonnes for the fiscal year ended November 30, 2015 to 29,495 tonnes for the fiscal year ended November 30, 2016.

        The growth in net sales for this segment was also partially due to a 636% increase in net sales of our frozen food business line from AR$22 million for the fiscal year ended November 30, 2015 to AR$160 million for the fiscal year ended November 30 2016, due to a AR$121 million increase in net sales from a 306% increase in sales volume due to improved production capacity as a result of the increased operation of the Spegazzini facility, which resulted in greater inventory for sales, and a AR$81 million increase in net sales from an average increase of 81% in the sales prices of our frozen food products due to both an increase in the costs of primary food products that serve as inputs for our frozen food products as well as an improvement in the overall product mix towards higher-margin frozen food products.

Branded Industrial Products

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
Business line	2016	2015
	(thousands of Pesos)%
Wheat flour	4,311,624	2,045,939	111%
Soybean flour, oil and co-products	6,767,760	7,764,794	(13)%
Packaging (Cañuelas Pack)	184,495	223,233	(17)%
Other Products	17,670	—	—

Total Branded Industrial Products Sales, net of Intersegment Sales	11,281,549	10,033,966	12%

        With respect to our Branded Industrial Products segment, net sales to third parties increased by AR$1,248 million, or 12%, from AR$10,034 million for the fiscal year ended November 30, 2015 to AR$11,282 million for the fiscal year ended November 30, 2016. The increase in net sales to third parties was partially due to a AR$2,266, or 111%, increase in net sales of wheat flour from AR$2,046 million for the fiscal year ended November 30, 2015 to AR$4,312 million for the fiscal year ended November 30, 2016 due to a AR$1,841 million increase in net sales primarily from a 90% increase in the average price of flour, which was due to an increase in the price of wheat for the fiscal year ended November 30, 2016 as a result of inflation, and a AR$425 million increase in net sales from an 11% increase in the volume of sales (from 815,115 tonnes for the fiscal year ended November 15, 2015 to 904,230 tonnes for the fiscal year ended November 30, 2016) due to increased milling capacity during our last fiscal quarter resulting from the Cargill Acquisition. This increase in net sales was partially offset by a AR$997 million, or 13%, decrease in the net sales of soybean flour, oil and co-products, from AR$7,765 million for the year ended November 30, 2015 to AR$6,768 million for the fiscal year ended November 30, 2016. This decrease was driven by a AR$2,019 million decrease in sales due to a 23% decrease in the volume of soybean flour, oil and co-products sold to third parties (from 1,474,494 tonnes for the fiscal year ended November 30, 2015 to 1,135,738 tonnes for the fiscal year ended November 30, 2016) resulting from the lack of non-recurring business opportunities that existed in 2015 and was partially offset by a AR$1,022 million increase in net sales from higher average prices in our soybean flour, oil and co-products due to inflation.

Agro-Services and Sustainable Sourcing

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
Business line	2016	2015
	(thousands of Pesos)%
Sustainable sourcing	12,766,349	6,731,328	90%
Agro-services	4,432,136	2,771,645	60%
Port and logistics	120,028	136,908	(12)%

Total Agro-Services and Sustainable Sourcing Net Sales, net of Intersegment Sales	17,318,513	9,639,881	80%

        Net sales from the Agro-Services and Sustainable Sourcing segment attributable to third parties increased by AR$7,679 million, or 80%, from AR$9,640 million for the fiscal year ended November 30, 2015 to AR$17,318 million for the fiscal year ended November 30, 2016. This increase resulted primarily from an AR$1,660 million, or 60%, increase in net sales of our agro-services business line from AR$2,772 million in the fiscal year ended November 30, 2015 to AR$4,432 million for the fiscal year ended November 30, 2016 and an AR$6,035 million, or 90%, increase in net sales of our sustainable sourcing business line from AR$6,731 million for the fiscal year ended November 30, 2015 to AR$12,766 million for the fiscal year ended November 30, 2016. This increase was partially offset by a decrease of AR$17 million, or 12%, in our net sales as part of our port and logistics business line from AR$137 million for the fiscal year ended November 30, 2015 to AR$120 million for the fiscal year ended November 30, 2016.

        The 90% increase in net sales of our sustainable sourcing business line for the fiscal year ended November 30, 2016 was primarily the result of an increase in the average price of agricultural products. This price increase was primarily due to a reduction of 5% in export taxes on soybean and soybean derivatives, the complete elimination of export taxes on wheat and corn (which resulted in increased prices), and the devaluation of the Peso against the U.S. Dollar and inflation during the period. This increase was also partially due to a 2.6% increase in the total volume of agricultural products sold to third parties (from 5,018,547 tonnes for the fiscal year ended November 30, 2015 to 5,148,343 tonnes for the fiscal year ended November 30, 2016).

        The increase in net sales of 60% for our agro-services business line was primarily the result of a 78% increase in net sales of farming products, which represented 62% of the net sales in our agro-services business line, for the fiscal year ended November 30, 2016, and a 43% increase in net sales from services offered, which represented 36% of the net sales in our agro-services business line, for the fiscal year ended November 30, 2016. The increase in net sales for services offered in our agro-services business line was primarily due to a 19% increase in average prices for agricultural services and a 20% increase in volume of sales. In each case regarding farming products and services, the increase in prices was due primarily to inflation and the devaluation of the Peso.

Cost of Sales

        Cost of sales increased by AR$7,893 million, or 46%, from AR$17,189 million for the fiscal year ended November 30, 2015 to AR$25,082 million for the fiscal year ended November 30, 2016 due primarily to inflation and the devaluation of the Peso and the elimination of export taxes and the impact of the growth in sales volume as described in further detail below.

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2016	2015
	(in thousands of Pesos)%
Retail products	(2,318,800)	(1,767,771)	31%
Retail products to third parties	(2,276,227)	(1,733,731)	31%
Branded industrial products	(8,728,087)	(8,003,631)	9%
Branded industrial products to third parties	(7,254,155)	(7,174,374)	1%
Agro-services and sustainable sourcing	(21,457,948)	(12,984,014)	65%
Agro-services and sustainable sourcing to third parties	(15,551,704)	(8,280,857)	88%

Elimination of intersegment sales	7,422,748	5,566,454	33%

Total Cost of Sales, net of Intersegment Sales	(25,082,087)	(17,188,962)	46%

Retail Products

        Cost of sales to third parties for our Retail Products segment increased by AR$542 million, or 31%, from AR$1,734 million for the fiscal year ended November 30, 2015 to AR$2,276 million for the fiscal year ended November 30, 2016 (AR$512 million of this increase was due to an increase in input costs associated with the production of vegetable oil, flour, cookies, crackers and biscuits, and AR$31 million of this increase was due to higher volume). In the case of vegetable oil, cost of sales increased primarily due to a 105% increase in the price of sunflower seeds, which impacted approximately 50% of the product's cost, as well as the devaluation of the Peso and inflation, which was partially offset by a decrease in the volume of vegetable oil production (from 78,876 tonnes for the fiscal year ended November 30, 2015 to 83,673 tonnes for the fiscal year ended November 30, 2016). Cost of sales associated with the production of flour increased due to a 111% increase in wheat prices due to the devaluation of the Peso, inflation and the elimination of export taxes on wheat, which increased prices of local wheat (as a result of reduced supply for the Argentine market as exports became more attractive), which represented 54% of our cost of sales associated with flour production. There was no significant variation in the volume of flour produced. Finally, the cost of sales associated with biscuits, cookies and crackers increased primarily due to increased costs for flour and margarine as a result of inflation and devaluation of the Peso and a 7% increase in the volume of biscuits, cookies and crackers produced (from 27,526 tonnes for the fiscal year ended November 30, 2015 to 29,495 tonnes for the fiscal year ended November 30, 2016).

Branded Industrial Products

        Cost of sales to third parties for our Branded Industrial Products segment increased by AR$80 million, or 1%, from AR$7,174 million for the fiscal year ended November 30, 2015 to AR$7,254 million for the fiscal year ended November 30, 2016. This increase was mainly due to an 11% increase in the volume of our wheat flour production (from 815,115 tonnes for the fiscal year ended November 30, 2015 to 904,230 tonnes for the fiscal year ended November 30, 2016). The increase in costs of sales was partially offset by the decreased production volume of soybean flour, oil and co-products, and the reduction of export taxes on soybeans and elimination of export taxes on wheat. Further, for the fiscal year ended November 30, 2016, there was a 23% decrease in volume of net sales of soybean flour, oil and co-products (from 1,474,494 tonnes for the fiscal year ended November 30, 2015 to 1,135,738 tonnes for the fiscal year ended November 30, 2016) and a 5% decrease in the export tariffs applicable to soybean, which was partially offset by a 73% increase in the price of soybeans during the same period.

Agro-Services and Sustainable Sourcing

        Cost of sales to third parties for our Agro-Services and Sustainable Sourcing segment increased by AR$7,270 million, or 88%, from AR$8,281 million for the fiscal year ended November 30, 2015 to AR$15,551 million for the fiscal year ended November 30, 2016, primarily due to an increase in the price of agricultural products sourced and an increase in the cost of agricultural supplies sold. The increase in the price of agricultural products sourced was due to a 73% increase in the price of soybean, a 145% increase in the price of corn and a 111% increase in the price of wheat, all of which were due to the devaluation of the Peso and inflation, and as well as in regards solely to corn and wheat, the elimination or reduction of export taxes as described above and a 36% increase in the volume of agricultural products sourced. The increase in the cost of agricultural supplies sourced was due to a 2.6% increase in the volume of agricultural supplies sold in the fiscal year ended November 30, 2016 and a 20% increase in the price of goods sold for the fiscal year ended November 30, 2016, due primarily to the devaluation of the Peso and inflation.

Selling Expenses

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2016	2015
	(in thousands of Pesos)%
Freight and delivery costs	(707,407)	(476,019)	49%
Taxes	(492,568)	(277,742)	77%
Commissions	(250,950)	(142,073)	77%
Salaries and fringes	(236,706)	(149,149)	59%
Exports duties and expenses	(2,562,995)	(2,400,148)	7%
Other(1)	(167,846)	(101,856)	65%

Total Selling Expenses	(4,418,472)	(3,546,987)	25%

(1)
For a further description of our selling expenses, see Note 23 to our audited consolidated combined financial statements.

        Selling expenses increased by AR$871 million, or 25%, from AR$3,547 million for the fiscal year ended November 30, 2015 to AR$4,418 million for the fiscal year ended November 30, 2016, primarily due to an increase in freight and delivery costs along with an increase in taxes and commissions. Selling expenses associated with freight and delivery costs increased by 49% primarily due to inflation despite no material increase in the volume of shipping activities. In addition, the 77% increase in taxes for the fiscal year ended November 30, 2016 was due to a 46% increase in net sales and an increase in our total number of operating plants which resulted in an increase in property taxes. Finally the increase in selling expenses was also due to a 77% increase in commissions which resulted from an increase in net sales of flour in our Branded Industrial Products segment as well as a 59% increase in salaries due to inflation.

        In addition, the increase in selling expenses was also due to a 7% increase in export duties and expenses primarily due to a 57% increase in net sales of exported soybean and an increase in export taxes associated therewith from AR$2,400 million for the fiscal year ended November 30, 2015 to AR$2,563 million for the fiscal year ended November 30, 2016. This increase in export expenses was partially offset by the reduction in the export tariff on soybeans and soybean derivatives from 35% and 32% as of November 30, 2015 to 30% and 27% as of November 30, 2016, respectively.

Administrative Expenses

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2016	2015
	(in thousands of Pesos)%
Salaries and fringes	(333,950)	(221,873)	51%
Employee related expenses	(52,937)	(23,870)	122%
Maintenance and repairs	(28,315)	(16,642)	70%
Taxes	(20,059)	(15,173)	32%
Director fees	(122,640)	(11,597)	958%
Other(1)	(269,386)	(221,450)	22%

Total Administrative Expenses	(827,287)	(510,605)	62%

(1)
For a further description of our administrative expenses see Note 23 to our audited consolidated combined financial statements.

        Administrative expenses increased by AR$317 million, or 62%, from AR$511 million for the fiscal year ended November 30, 2015 to AR$827 million for the fiscal year ended November 30, 2016, primarily due to a 51% or AR$112 million increase in salaries and related fringe benefits due to inflation and a 122% or AR$29 million increase in employee-related expenses and maintenance and repairs expenses associated with the expansion of the Spegazzini facility and the Cargill Acquisition, as well as due to a 31% increase in salaries as a result of inflation. Director's fees also increased by AR$111 million, or 958%, from AR$12 million for the fiscal year ended November 30, 2015 to AR$123 million for the fiscal year ended November 30, 2016 primarily due to an increase in director compensation in connection with increased work-loads relating to the Reorganization, our Global Offering and the Cargill Acquisition. Costs of sale were further increased by increased maintenance and repairs expenses resulting from the higher utilization of plants and production assets during the second half of the fiscal year.

Results from Operations

        Results from operations before financing and taxation increased by AR$1,085 million, or 119%, from AR$915 million for the fiscal year ended November 30, 2015 to AR$2,001 million for the fiscal year ended November 30, 2016, primarily due to better margins in our Branded Industrial Products and Retail Products segments. Higher margins were mainly the result of advance purchases of wheat before the Peso devaluation that took place in December 2015, combined with higher sales volume in our wheat flour business line within our Branded Industrial Products segment and higher sales volume in all of our business lines in the Retail Products segment. This increase was partially offset by an increase in our operating expenses driven mainly by inflation in Argentina.

Financial Results, Net

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2016	2015
	(in thousands of Pesos)%
Financial income	323,429	230,221	40%
Financial costs	(1,070,446)	(687,128)	56%
Exchange differences, net	(1,448,401)	(398,464)	263%

Financial Results, net	(2,195,418)	(855,371)	157%

        Financial results, net decreased by AR$1,340 million, or 157%, from AR$855 million for the fiscal year ended November 30, 2015 to AR$2,195 million for the fiscal year ended November 30, 2016, primarily as a result of:

  •
  an increase of AR$383 million, or 56%, in financial costs, from AR$(687) million for the fiscal year ended November 30, 2015 to AR$(1,070) million for the fiscal year ended November 30, 2016. This increase was primarily attributable to increased indebtedness in connection with the financing of the Spegazzini facility and the Cargill Acquisition, as well as an increase in interest payments resulting from a strategic increase in our debt denominated in Pesos prior to closing the November 30, 2015 financial year in anticipation of the devaluation of the Peso. The increase was partially offset due to decrease of applicable rates for Peso-denominated accounts subject to the Central Bank of Argentina's Badlar interest rate, from 27.25% to 19.88% during the fiscal year ended November 30, 2016; and

  •
  an increase of AR$1,050 million, or 263%, in exchange differences, net, from AR$(398) million for the fiscal year ended November 30, 2015 to AR$(1,448) million for the fiscal year ended November 30, 2016. This increase was primarily attributable to the devaluation of the Peso by approximately 62% to the U.S. Dollar, which is the currency in which most of our borrowings are denominated, as compared to the fiscal year ended November 30, 2015; which was partially offset by

  •
  an increase of AR$93 million, or 40%, in financial income, from AR$230 million for the fiscal year ended November 30, 2015 to AR$323 million for the fiscal year ended November 30, 2016. This increase was mainly attributable to excess cash flow invested in short term deposits due to delays associated with the harvesting of soybean due to climatic factors.

Gain on Acquisition of Business

        Gain on acquisition of business increased by AR$1,084 million from AR$0 for the fiscal year ended November 30, 2015 to AR$1, 084 for the fiscal year ended November 30, 2016, which was primarily due to there not having been a similar transaction in the prior year.

Income Tax Expense

        The income tax expense fell by AR$23 million, or 48%, from AR$48 million for the fiscal year ended November 30, 2015 to AR$25 million for the fiscal year ended November 30, 2016. This was attributable primarily due to the fact that the 1,380% increase in profit before income tax for the fiscal year ended November 30, 2016 was primarily attributable to one-time non-taxable income resulting from profit from a business combination and a deduction of the exchange rate difference generated from non-current borrowing which resulted in an effective tax rate of 3% for the fiscal year ended November 30, 2016 compared to an effective tax rate of 80% for the fiscal year ended November 30, 2015.

Profit for the Year

        As a result of all of the factors mentioned above, the profit for the year increased by AR$852 million, or 7,145%, from AR$12 million for the fiscal year ended November 30, 2015 to AR$864 million for the fiscal year ended November 30, 2016.

Fiscal Year Ended November 30, 2015 Compared to Fiscal Year Ended November 30, 2014

        The following table sets forth certain financial information with respect to our consolidated results of operations for the periods presented.

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2015	2014
	(in thousands of Pesos)%
Net sales	22,134,392	19,821,199	12%
Cost of sales	(17,188,962)	(15,667,852)	10%

Margin Before Operating Expenses	4,945,430	4,153,347	19%
Selling expenses	(3,546,987)	(2,967,422)	20%
Administrative expenses	(510,605)	(443,732)	15%
Other operating income, net	27,637	24,088	15%

Results from Operations Before Financing and Taxation	915,475	766,281	19%
Financial income	230,221	267,655	(14)%
Financial costs	(687,128)	(506,041)	36%
Exchange differences, net	(398,464)	(311,690)	28%

Financial results, net	(855,371)	(550,076)	56%

Profit Before Income Tax	60,104	216,205	(72)%
Income tax expense	(48,173)	(68,396)	(30)%

Profit for the Year	11,931	147,809	(92)%

Profit Attributable to:
Equity holders of the parent	11,931	147,809	(92)%

TOTAL	11,931	147,809	(92)%

Net Sales

        Net sales increased by AR$2,313 million, or 12%, from AR$19,821 million for the fiscal year ended November 30, 2014 to AR$22,134 million for the fiscal year ended November 30, 2015, primarily as a result of the correlative increases in net sales for each of our operating segments. Further segment-by-segment information relating to net sales is presented in the chart and explanatory paragraphs below.

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2015	2014
	(in thousands of Pesos)%
Retail Products segment
Net sales to third parties	2,460,545	2,392,602	3%

Total Net Sales Retail Products	2,460,545	2,392,602	3%
Branded Industrial Products segment
Net sales to third parties	10,033,966	6,729,027	49%
Intersegment Sales	816,265	923,128	(12)%

Total Net Sales of Branded Industrial Products	10,850,231	7,652,155	42%
Agro-Services and Sustainable Sourcing segment
Net sales to third parties	9,639,881	10,699,570	(10)%
Intersegment sales	4,750,189	4,291,820	11%

Total Net Sales of Agro-Services and Sustainable Sourcing	14,390,070	14,991,390	(4)%
Total Intersegment Sales Elimination	(5,566,454)	(5,214,948)	7%

Total Net Sales	22,134,392	19,821,199	12%

Retail Products

	Net Sales for the Fiscal Year Ended November 30,
			Increase / (decrease)
	2015	2014
	(in thousands of Pesos)%
Vegetable oils	822,594	654,197	26%
Flour	876,236	1,110,937	(21)%
Biscuits, cookies and crackers	461,663	372,781	24%
Frozen food products	21,811	—	—
Other products	278,241	254,687	9%

Total Retail Products Sales, net of Intersegment Sales	2,460,545	2,392,602	3%

        Net sales derived from our Retail Products segment increased by AR$68 million, or 3%, from AR$2,393 million for the fiscal year ended November 30, 2014 to AR$2,461 million for the fiscal year ended November 30, 2015 mainly due to an increase in third party sales of vegetable oils, biscuits, cookies and crackers. Specifically, the increase in our net sales for this segment was driven by a AR$168 million, or 26%, increase in third party vegetable oil sales from AR$654 million in 2014 to AR$823 million in 2015, (resulting from a AR$296 million increase in net sales resulting from a series of increases in the price of vegetable oils due to increased production costs, offset by a decrease in the volume of vegetable oil sold (from 91,770 tonnes for the fiscal year ended November 30, 2014 as compared to 79,427 tonnes of vegetable oil sold for the fiscal year ended November 30, 2015)), and an AR$89 million, or 24%, increase in sales of biscuits, cookies and crackers from AR$373 million in 2014 to AR$462 million in 2015 (resulting primarily from a AR$21 million in increase in net sales from 5% higher sales volumes of 27,526 tonnes for the fiscal year ended November 30, 2015 as compared to 26,273 tonnes for the fiscal year ended November 30, 2014 and AR$68 million increase in net sales from an 18% increase in prices). In addition, our net sales increased due to the opening of the Spegazzini facility in February 2015, which resulted in a AR$22 million increase in net sales resulting from the production of 1,560 tonnes of frozen food products (consisting primarily of breads and frozen croissants) from February 2015 through November 2015.

        The growth in net sales for this segment was partially offset by a AR$235 million, or 21%, decrease in sales of flour from AR$1,111 million for the fiscal year ended November 30, 2014 to AR$876 million for the fiscal year ended November 30, 2015, resulting from a AR$225 decrease in net sales due to decreased sales prices as a result of a decrease in flour prices resulting from lower wheat prices, which decreased by 37% (from AR$1,669 for the fiscal year ended November 30, 2014 to AR$1,043 million for the fiscal year ended November 30, 2015), and a AR$9 million decrease in net sales due to a 1% decrease in sales volume.

Branded Industrial Products

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
Business line	2015	2014
	(in thousands of Pesos)%
Wheat flour	2,045,939	2,431,303	(16)%
Soybean flour, oil and co-products	7,764,794	4,139,448	88%
Packaging (Cañuelas Pack)	223,233	158,276	41%

Total Branded Industrial Products Sales, net of Intersegment Sales	10,033,966	6,729,027	49%

        Net sales to third parties for our Branded Industrial Products segment increased by AR$3,305 million, or 49%, from AR$6,729 million for the fiscal year ended November 30, 2014 to

AR$10,034 million for the fiscal year ended November 30, 2015, primarily due to a AR$3,625 million, or 88%, increase in net sales of soybean flour, oil and co-products from AR$4,139 million for the fiscal year ended November 30, 2014 to AR$7,765 million for the fiscal year ended November 30, 2015, and a AR$65 million, or 41%, increase in the sales of packaging products from AR$158 million for the fiscal year ended November 30, 2014 to AR$223 million for the fiscal year ended November 30, 2015. The increase in our sales of soybean flour, oil and co-products for the fiscal year ended November 30, 2015 as compared to the fiscal year ended November 30, 2014 was primarily due to an increase in net sales of AR$3,784 million due to a 95% increase in the volume of soybean sold (from 755,843 tonnes for the fiscal year ended November 30, 2014 to 1,474,494 tonnes for the fiscal year ended November 30, 2015) as a result of a business opportunity to expand to new export markets, offset by a AR$159 million decrease in net sales due to a 4% lower average price of our soybean flour, oil and co-products. The increase in net sales in our Branded Industrial Products segment was partially offset by a decrease in net sales of wheat flour of AR$385 million, or 16%, from AR$2,431 million for the fiscal year ended November 30, 2014 to AR$2,046 million for the fiscal year ended November 30, 2015. This decrease in net sales of wheat flour was primarily due to a AR$385 million decrease in net sales from a decrease of approximately 16% in the price of wheat flour sold under our Branded Industrial Products segment. There was no significant variation in the volume of flour sold.

        The increase in our sales of packaging products for the fiscal year ended November 30, 2015 as compared to the fiscal year ended November 30, 2014 was primarily the result of a 38% improvement in net sales resulting from an improved mix of products sold (i.e., an increase in the relative amount of higher margin packaging products).

Agro-Services and Sustainable Sourcing

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
Business line	2015	2014
	(in thousands of Pesos)%
Sustainable Sourcing	6,731,328	7,925,441	(15)%
Agro-Services	2,771,645	2,631,914	5%
Port and Logistics	136,908	142,215	(4)%

Total Agro-Services and Sustainable Sourcing, net of intersegment Sales	9,639,881	10,699,570	(10)%

        Net sales from the Agro-Services and Sustainable Sourcing segment attributable to third parties decreased by AR$1,060 million, or 10%, from AR$10,699 million for the fiscal year ended November 30, 2014 to AR$9,640 million for the fiscal year ended November 30, 2015, primarily due to an AR$1,194 million, or 15%, decrease in net sales of sustainable sourcing from AR$7,925 million in the fiscal year ended November 30, 2014 to AR$6,731 million for the fiscal year ended November 30, 2015 but was partially offset by an increase in net sales of agro-services of AR$140 million, or 5%, from AR$2,632 million for the fiscal year ended November 30, 2014 to AR$2,772 million for the fiscal year ended November 30, 2015.

        The 15% decrease in net sales during 2015 was primarily the result of a 10% decrease in the price of soybean, a 37% decrease in the price of wheat and a 55% decrease in the price of corn, which was partially offset by an increase of 160,450 tonnes, or 3%, in the volume of agricultural products we originated during the fiscal year ended November 30, 2015 (from 4,858,097 tonnes for the fiscal year ended November 30, 2014 to 5,018,547 for the fiscal year ended November 30, 2015) as a result of increased agricultural production in Argentina and in the regions in which we operate.

        The increase in net sales for services of 5% was primarily due to a 16% increase in the average fees charged for services, which represent 40% of the net sales in our services business line. This increase was partially offset by a decrease in net sales attributable to farming products, which accounted for 57% of the sales in our agro services business line, due to a 27% decrease in the volume of farming products sold due to lower demand for fertilizers and other agro-inputs by food producers.

Cost of Sales

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2015	2014
	(in thousands of Pesos)%
Retail Products	(1,767,771)	(1,659,209)	7%
Retail Products to third parties	(1,733,731)	(1,636,704)	6%
Branded Industrial Products	(8,003,631)	(5,666,905)	41%
Branded Industrial Products to third parties	(7,174,374)	(4,723,789)	52%
Agro-Services and Sustainable Sourcing	(12,984,014)	(13,556,686)	(4)%
Agro-Services and Sustainable Sourcing to third parties	(8,280,857)	(9,307,359)	(11)%

Elimination of Intersegment Sales	5,566,454	5,214,948	7%

Total Cost of Sales, net of Intersegment Sales	(17,188,962)	(15,667,852)	10%

        Cost of sales to third parties increased by AR$1,521 million, or 10%, from AR$15,667 million for the fiscal year ended November 30, 2014 to AR$17,189 million for the fiscal year ended November 30, 2015, mainly as a result of an increase in the price of certain of our inputs due to inflation and devaluation of the Peso and an increase in production volumes of certain of our products. Further segment-by-segment information relating to cost of sales is presented in the charts and explanatory paragraphs below.

Retail Products

        Cost of sales to third parties for our Retail Products segment increased by AR$97 million, or 6%, from AR$1,637 million for the fiscal year ended November 30, 2014 to AR$1,734 million for the fiscal year ended November 30, 2015, primarily due to higher costs of AR$160 million resulting from a 10% increase in the average costs of our retail products. The increase in cost of sales was partially offset by a AR$63 million decrease in costs resulting from a 4% decrease in sales volume.

Branded Industrial Products

        Cost of sales to third parties for our Branded Industrial Products segment increased by AR$2,450 million, or 52%, from AR$4,724 million for the fiscal year ended November 30, 2014 to AR$7,174 million for the fiscal year ended November 30, 2015, primarily due to a 95% increase in the volume of soybean products produced (from 755,843 tonnes for the fiscal year ended November 30, 2014 to 1,474,494 tonnes for the fiscal year ended November 30, 2015). This increase was also due to a 3% increase in the volume of flour produced (from 792,535 tonnes for the fiscal year ended November 30, 2014 to 815,115 tonnes for the fiscal year ended November 30, 2015). This increase was partially offset by a decrease in the price of raw materials used in food production due to a 13% decrease in the price of soybean and a 37% decrease in the price of wheat.

Agro-Services and Sustainable Sourcing

        Cost of sales to third parties for our Agro-Services and Sustainable Sourcing segment decreased by AR$1,027 million, or 11%, from AR$9,307 million for the fiscal year ended November 30, 2014 to AR$8,281 million for the fiscal year ended November 30, 2015, primarily due to decreases in the price of agricultural products sourced (with soybean decreasing by 10%, corn decreasing by 55% and wheat decreasing by 37%) which was partially offset by an increase of 3% in volume of agricultural products sold. This decrease was also due to a 4% decrease in the costs of agro-supplies due to a 27% decrease in volume of farming products and services as a result of the decrease in demand from our farmers, which was partially offset by a 32% increase in the price of farming products and services due to the impact of the devaluation of the Peso.

Selling Expenses

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2015	2014
	(in thousands of Pesos)%
Freight and delivery costs	(476,019)	(356,390)	34%
Export duties and expenses	(2,400,148)	(2,063,378)	16%
Other	(670,820)	(547,654)	22%

Total Selling Expenses	(3,546,987)	(2,967,422)	20%

(1)
For a further description of our selling expenses, see Note 23 to our audited consolidated combined financial statements.

        Total selling expenses increased by AR$580 million, or 20%, from AR$2,967 million for the fiscal year ended November 30, 2014 to AR$3,547 million for the fiscal year ended November 30, 2015, primarily as a result of increases in freight and delivery costs due to changes in exchange rates, increased export costs associated with the export of soybeans and increases in other costs, including overhead and sales costs associated with the launch of our frozen food products business line.

        Freight and delivery costs increased AR$120 million, or 34%, from AR$356 million for the fiscal year ended November 30, 2014 to AR$476 million for the fiscal year ended November 30, 2015, primarily due to foreign exchange costs in connection with the devaluations of the Peso which occurred in 2015.

        Export costs increased AR$337 million, or 16%, from AR$2,063 million for the fiscal year ended November 30, 2014 to AR$2,400 million for the fiscal year ended November 30, 2015, primarily due to a 64% increase in the volume of soybean sold and the corresponding increase in export tariffs paid. These costs were partially offset by decreased exports of unprocessed soy.

        Other expenses increased AR$123 million, or 22%, from AR$548 million for the fiscal year ended November 30, 2014 to AR$671 million for the fiscal year ended November 30, 2015, primarily due to increased salary and overhead costs associated with the launch of our frozen food products business line.

Administrative Expenses

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2015	2014
	(in thousands of Pesos)%
Salaries and fringes	(221,873)	(153,269)	45%
Taxes	(15,173)	(56,370)	(73)%
Other	(273,559)	(234,093)	17%

Total Administrative Expenses	(510,605)	(443,732)	15%

        Administrative expenses increased by AR$67 million, or 15%, from AR$444 million for the fiscal year ended November 30, 2014 to AR$511 million for the fiscal year ended November 30, 2015, primarily as a result of an increase in our overall number of employees, organic growth and related increases in employee wages. The increase in administrative expenses was offset by decreases in our taxes and tariffs resulting from decreased bank charges relating to efforts to improve cost savings related with bank expenses, and by a reduction in our pre-operating expenses stemming from the commencement of operations at our Spegazzini facility.

        Salaries and fringes increased AR$69 million, or 45%, from AR$153 million for the fiscal year ended November 30, 2014 to AR$222 million for the fiscal year ended November 30, 2015. This increase was primarily as a result of an increase in the number of employees in connection with the opening of our Spegazzini facility and organic growth, as well as wage increases of 30% on average resulting from collective bargaining arrangements involving certain of our employees who are members of the miller and vegetable oil workers union.

        Taxes decreased AR$41 million, or 73%, from AR$56 million for the fiscal year ended November 30, 2014 to AR$15 million for the fiscal year ended November 30, 2015, primarily due to lower bank charges related to efforts to improve cost savings related with bank expenses.

Results from Operations

        Results from operations before financing and taxation increased by AR$149 million, or 19%, from AR$766 million for the fiscal year ended November 30, 2014 to AR$915 million for the fiscal year ended November 30, 2015, primarily due to better results from operations in our Agro-Services and Sustainable Sourcing segment driven mainly by lower selling expenses. This increase in operating results was partially offset by an increase in operating expenses in our Branded Industrial Products and Retail Products segments driven mainly by inflation as well as our investments in added milling capacity and the launch of our newly built facility for frozen products in our Spegazzini facility.

Financial Results, Net

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2015	2014
	(in thousands of Pesos)%
Financial income	230,221	267,655	(14)%
Financial costs	(687,128)	(506,041)	36%
Exchange differences, net	(398,464)	(311,690)	28%

Financial Results, Net	(855,371)	(550,076)	56%

        Financial results, net increased by AR$305 million, or 56%, from AR$550 million for the fiscal year ended November 30, 2014 to AR$855 million for the fiscal year ended November 30, 2015, primarily as a result of:

  •
  a decline of AR$38 million, or 14%, in financial income from AR$268 million for the fiscal year ended November 30, 2014 to AR$230 million for the fiscal year ended November 30, 2015, primarily attributable to fewer profits generating interest in our bank accounts in 2015;

  •
  an increase of AR$181 million, or 36%, in financial costs from AR$506 million for the fiscal year ended November 30, 2014 to AR$687 million for the fiscal year ended November 30, 2015, primarily attributable to a AR$491 million increase in our total indebtedness in 2015 and the effect of the devaluation of the Peso on interest on our borrowings in U.S. Dollars, which borrowings accounted for approximately 58% of our total debt during the period; and

  •
  an increase of AR$86 million, or 28%, in exchange differences, net from AR$312 million for the fiscal year ended November 30, 2014 to AR$398 million for the fiscal year ended November 30, 2015, primarily attributable to our shifting a greater proportion of our debt to U.S. Dollar denominated obligations in anticipation of the government mandated currency devaluation.

Income Tax Expense

        Our income tax expense fell by AR$20 million, or 30%, from AR$68 million for the fiscal year ended November 30, 2014 to AR$48 million for the fiscal year ended November 30, 2015 due to a decrease in Net Income before Taxes, which was partially offset by an increase in the effective tax rate which rose from 32% to 80% for the fiscal year ended November 30, 2015.

Profit for the Year

        As a result of all factors mentioned above, the profit attributable to equity holders of the parent declined by AR$136 million, or 92%, from AR$148 million for the fiscal year ended November 30, 2014 to AR$12 million for the fiscal year ended November 30, 2015.

Liquidity and Capital Resources

        Our liquidity and capital resources are influenced by a variety of factors, including:

  •
  our ability to generate cash flows from our operations;

  •
  the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

  •
  our capital expenditure requirements, which consist primarily of investments in our operations, equipment and plant facilities and maintenance costs;

  •
  dividend payments; and

  •
  our working capital requirements.

Projected Sources and Uses of Cash

        Historically, our principal sources of liquidity have consisted of contributions of cash from our operations, equity contributions by our shareholders and short-term and long-term borrowings from banks and other financial institutions.

        We anticipate that we will generate cash from the following sources:

  •
  cash flow from operations;

  •
  new borrowings; and

  •
  net proceeds from the Global Offering.

        We expect our operating cash flow to be positive in the foreseeable future for the following reasons:

  •
  the consistent performance of our cash-generating operations;

  •
  the long-term tenor of most of our indebtedness; and

  •
  as a result of additional cash from the net proceeds of the Global Offering.

        Nevertheless, we cannot assure you that we will generate positive operating cash flow.

        We note that as of May 31, 2017, we had negative working capital due in part to seasonality and payments related to the Reorganization. We expect to reverse our negative working with the inflow of funds resulting from the IPO. Nonetheless, as of the date of this prospectus, we believe that our working capital will be sufficient to meet our present requirements. In addition, we believe we will have the ability to further increase the level of our indebtedness such that our ability to raise cash will be in excess of any near-term working capital and capital expenditure requirements. We note that our ability to fund projected capital expenditures may, however, be constrained in the event external financing is not available, or at terms favorable to us, and accordingly we may have to postpone capital expenditure and other spending plans. If, however, we are not able to timely consummate spending on any required capital or other expenditures, our business, financial condition and results of operations may be materially and adversely affected.

        We further note that we had negative total equity as of May 31, 2017. This negative total equity is the result of having completed certain cash acquisitions of businesses/entities in connection with the Reorganization. Under the business combination accounting for acquisitions between third parties, these purchases would have generated goodwill and intangibles. However, as these acquired businesses/entities were under common control, these transactions were accounted for under the predecessor value method, as permitted under IFRS. Pursuant to this method, the assets and liabilities of the businesses acquired were recorded in our consolidated combined financial statements at their historical accounting book value and were not marked at the transaction purchase price. As a result, the full purchase price paid for these business could not be recognized on our balance sheet. We expect to reverse our negative total equity with the inflow of funds resulting from the IPO and we do not believe it will affect our ability to continue operations.

        We expect to use our available cash to:

  •
  refinance our current financial debt when appropriate (although we have no current specific plans to do so);

  •
  fund capital expenditures in 2017 in order to meet our budgeted capital expenditures, which may include investments in the expansion of our Spegazzini facility (although we have no specific material capital expenditure plans at present);

  •
  fund investments in new projects related to our business; and

  •
  for other working capital purposes.

        As of the end of the fiscal year ended November 30, 2016 and the six-month period ended May 31, 2017, we had no material commitments for capital expenditures.

Comparison of Cash Flow Information

        The tables below summarize the information from our consolidated statements of cash flows for the fiscal years ended November 30, 2014, 2015 and 2016, and the six-month periods ended May 31, 2016 and May 31, 2017.

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Fiscal Year Ended November 30,
	2017	2016	2016	2015	2014
	(in thousands of Pesos)
Net cash generated from (used in) operating activities	(995,815)	(1,693,373)	2,526,995	(810,980)	886,959
Net cash used in investing activities	(524,855)	(697,969)	(1,964,846)	(393,256)	(602,991)
Net cash generated from (used in) financing activities	(1,079,346)	2,245,589	2,097,256	1,027,373	(73,832)
Foreign exchange gains/(losses) on cash and cash equivalents	4,484	60,113	191,531	(757)	45,770

Net increase/(decrease) in cash and cash equivalents	(436,840)	(85,640)	2,850,936	(177,620)	255,906

Operating Activities

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Fiscal Year Ended November 30,
	2017	2016	2016	2015	2014
	(in thousands of Pesos)
Profit for the period / year	48,672	(350,742)	864,382	11,931	147,809
Income tax expense	66,401	(189,794)	25,263	48,173	68,396
Income tax paid	(96,383)	—	(50,014)	(80,686)	(54,544)
Non-Cash Charges and Credits	795,707	1,558,325	1,568,179	817,041	616,664
Change in working capital items	(1,810,212)	(2,711,162)	119,185	(1,607,439)	108,634

Net cash generated from / (used in) operating activities	(995,815)	(1,693,373)	2,526,995	(810,980)	886,959

The Six-Month Period Ended May 31, 2017 Compared to the Six-Month Period Ended May 31, 2016

        Net cash used in operating activities decreased by AR$698 million from AR$1,693 million in cash used for the six-month period ended May 31, 2016 to AR$996 million in cash used for the six-month period ended May 31, 2017, primarily attributable to an increase of AR$901 million in change in working capital items due to lesser need for working capital and an increase of AR$399 million in profit for the period due to the reduction of foreign exchange charges. This increase was partially offset by a decrease of AR$763 million in non-cash charges and credits due to lower sales volume in our Agro-Services and Sustainable Sourcing segment.

Fiscal Year Ended November 30, 2016 Compared to Fiscal Year Ended November 30, 2015

        Net cash generated from operating activities increased by AR$3,338 million, or 412%, from AR$(811) million for the fiscal year ended November 30, 2015 to AR$2,527 million in net cash generated for the fiscal year ended November 30, 2016, primarily attributable to an increase in cash from operating activities due to an increase in net sales as a result of inflation and the devaluation of the Peso against the U.S. Dollar and certain increases in the volume of products sold due to improvements in operations. Additionally, the increase was due to an increase of AR$1,727 million in working capital items primarily due to the increased availability of financing from suppliers of farming products and services as well as an increase in net sales as a result of general increases in sales prices due to inflation and the devaluation of the Peso.

Year Ended November 30, 2015 Compared to Year Ended November 30, 2014

        Net cash generated from operating activities decreased by AR$1,698 million, or 191%, from AR$887 million for the fiscal year ended November 30, 2014 to AR$(811) million for the fiscal year ended November 30, 2015, primarily attributable to a decrease of AR$1,716 million in working capital items resulting from the implementation of a broader policy enacting longer repayment periods for farmers along with increased re-payment periods for farmers purchasing agro-services and other products from us. This decrease was partially offset by non-cash charges and credits, which increased by AR$198 million for the fiscal year ended November 30, 2015 due primarily to increased depreciation resulting from the increased valuation of our property stemming from plant improvements and an increase in interest charges due primarily to increased indebtedness in order to finance increased working capital requirements.

Investing Activities

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Fiscal Years Ended November 30,
	2017	2016	2016	2015	2014
	(in thousands of Pesos)
Purchases of property, plant and equipment	(526,912)	(698,344)	(1,284,842)	(419,393)	(563,511)
Purchases of investment property	(1,000)	—	(6,100)	(2,468)	(69,609)
Purchases of intangible assets	(4,073)	(400)	(2,479)	(3,129)	(6,801)
Sales of property, plant and equipment	3,810	775	21,670	17,653	36,423
Sales of equity investments	3,320	—	—	—	—
Acquisition of businesses	—	—	(736,190)	—	—
Sales of related companies	—	—	43,095	14,573	—
Other investments	—	—	—	(492)	507

Net Cash Used in Investing Activities	(524,855)	(697,969)	(1,964,846)	(393,256)	(602,991)

The Six-Month Period Ended May 31, 2017 Compared to the Six-Month Period Ended May 31, 2016

        Net cash used in investing activities decreased by AR$(173) million, from AR$(698) million for the six-month period ended May 31, 2016 to AR$(525) million for the six-month period ended May 31, 2017. This decrease was primarily attributable to a AR$171 million decrease in the purchases of property, plant and equipment as we completed the last phase of our investment in the Spegazzini facility. The increase was partially offset by a AR$3 million increase in net cash from the sale of equity investments. In addition, we registered a AR$4 million increase in net cash from the sale of property, plant and equipment, related to the disposal of certain fleet vehicles.

Fiscal Year Ended November 30, 2016 Compared to Fiscal Year Ended November 30, 2015

        Net cash used in investing activities increased by AR$1,572 million, or 400%, from AR$(393) million for the fiscal year ended November 30, 2015 to AR$(1,965) million for the fiscal year ended November 30, 2016. Such increase was primarily attributable to the AR$865 million, or 206%, increase in purchases of property, plant and equipment from AR$419 million for the fiscal year ended

November 30, 2015 to AR$1,285 million for the fiscal year ended November 30, 2016. This increase was primarily due to installation of additional production lines at the Spegazzini facility (including new bread, muffin, frozen food and cookie production lines), the construction of two new mills (one at the Cañuelas facility and another in Uruguay) and an increase of AR$736 million due to the Cargill Acquisition.

Fiscal Year Ended November 30, 2015 Compared to Fiscal Year Ended November 30, 2014

        Net cash used in investing activities decreased by AR$210 million from AR$(603) million for the fiscal year ended November 30, 2014 to AR$(393) million for the fiscal year ended November 30, 2015. In both years, investments are related to the construction and start-up of our Spegazzini facility, coupled with the expansion of the installed milling capacity in our mill located in Cañuelas, Argentina which increased by approximately 110,000 annual tonnes. Additionally, further investments were undertaken to expand the capacity of our mill in Uruguay and for the installation of a new mill in Córdoba, Argentina with an annual capacity of 100,000 tonnes. The decrease from 2015 to 2014 primarily reflects the fact that our Spegazzini facility commenced operations in 2015, thereby requiring fewer cash investments during the period.

Financing Activities

	For the Six-Month Period Ended May 31,	For the Six-Month Period Ended May 31,	For the Fiscal Years Ended November 30,
	2017	2016	2016	2015	2014
	(in thousands of Pesos)
Loans paid	(4,457,391)	(6,022,941)	(11,250,069)	(3,999,372)	(3,553,332)
Borrowings	12,422,266	8,562,976	14,776,968	5,698,424	3,983,752
Interest paid	(423,927)	(227,733)	(1,045,344)	(655,479)	(504,329)
Effects of the Reorganization	(6,412,047)	—	(310,099)	—	77
Contributions	13,900	1,287	—	—	—
Dividends paid	(49,380)	(68,000)	(74,200)	(16,200)	—
Cost in issuing its own equity instruments	(14,075)	—	—	—	—

Net Cash Generated from Financing Activities	1,079,346	2,245,589	2,097,256	1,027,373	(73,832)

The Six-Month Period Ended May 31, 2017 Compared to the Six-Month Period Ended May 31, 2016

        Net cash generated from financing activities decreased by AR$1,167 million, from AR$2,246 million for the six-month period ended May 31, 2016 to AR$1,079 million for the six-month period ended May 31, 2017, resulting primarily from increased borrowing levels to fund payments related to acquisitions that were part of the Reorganization.

Year Ended November 30, 2016 Compared to Year Ended November 30, 2015

        Net cash generated from financing activities increased AR$1,070, or 104%, from AR$1,027 million for the fiscal year ended November 30, 2015 to AR$2,097 million for the fiscal year ended November 30, 2016, resulting from increases in borrowings for investments and working capital. These additional investments and growth in working capital were done primarily through the incurrence of additional borrowings of US$100 million under the FMO Facility (as defined below), US$155 million under the IFC facility (as defined below) along with a financing from Deutsche Bank for up to US$44 million (as defined below). The increase in borrowings was partially offset by the payment of current borrowings for the fiscal year ended November 30, 2016.

Year Ended November 30, 2015 Compared to Year Ended November 30, 2014

        Net cash generated from financing activities for the fiscal year ended November 30, 2015 increased AR$1,101 million from AR$(74) million for the fiscal year ended November 30, 2014 to AR$1,027 million for the fiscal year ended November 30, 2015, primarily attributable to an increase in borrowings of AR$1,715 million in order to meet increased working capital needs, primarily related to our Agro-Services and Sustainable Sourcing Segment, including through the use of the consolidated special purpose trusts described in "—Consolidated Special Purpose Trusts". This increase in borrowings was partially offset by a AR$151 million increase in interest paid for the fiscal year ended November 30, 2015 as compared to the fiscal year ended November 30, 2014, and by the distribution of dividends in the amount of AR$16 million in the 2015 fiscal year.

Capital Expenditures

        We expect our capital expenditures in 2017 and 2018 will be related to investment in our operations and equipment and investment in our plant facilities. However, as of the date of this prospectus, the company has made no material commitment towards any specific capital expenditures and is still actively evaluating its various capital expenditure options for the coming years.

        Our capital expenditures during the last three years mainly consisted of acquiring production facilities, transforming and upgrading and maintaining our production facilities. Our capital expenditures related to the acquisition and maintenance of our land and equipment were AR$603 million, AR$393 million and AR$1,964 million during the fiscal years ended November 30, 2014, 2015 and 2016, respectively. Our capital expenditures related to the acquisition and maintenance of our land and equipment were AR$698 million and AR$1,450 million during the six-month periods ended May 31, 2016 and May 31, 2017, respectively. The capital expenditures for the six-month period ended May 31, 2016 also includes additions to our intangible assets in connection with the Reorganization.

Indebtedness

        In addition to cash flow from our operations, we also rely on external borrowings in the local Argentinean and international financial markets. The costs associated with using external sources of financing will depend on financial and operating ratios required by each of our lenders and also on our credit ratings. Currently, our local credit ratings from Fitch are A for our bonds and commercial paper, with a stable outlook in each case.

        Given that prices in our business follow fluctuations of prices of agricultural products which are denominated in U.S. dollars, a significant portion of our indebtedness is denominated in U.S. dollars.

        As of November 30, 2016, 40% of our total debt was at fixed rates of interest, primarily as a result of our fixed rate bank loans and the remaining 60% of our total debt was at floating or variable rates of interest mostly based on the London Interbank Offered Rate, or LIBOR. As of such date, 4% of our total debt was denominated in Pesos and the remaining 96% was denominated in U.S. Dollars. As of May 31, 2017, 30% of our total debt was at fixed rates of interest and the remaining 70% of our total debt was at floating or variable rates of interest mostly based on LIBOR. As of such date, 99% of our total debt was denominated in in U.S. Dollars and the rest was denominated in Pesos.

        The table below illustrates our outstanding indebtedness (including maturity profile) as of the dates of each of the periods indicated:

	As of May 31,	As of May 31,	As of November 30,
Non-current	2017	2017	2016	2016	2015	2014
	(in thousands of US$)(2)	(in thousands of Pesos)	(in thousands of US$)(2)	(in thousands of Pesos)
Bank borrowings	598,327	9,633,060	385,646	6,208,904	1,215,379	1,222,099
Obligations under finance leases	6,388	102,854	1,579	25,419	465	2,111

Total(1)	604,715	9,735,914	387,225	6,234,323	1,215,844	1,224,210

Current	2017	2017	2016	2016	2015	2014
	(in thousands of US$)(2)	(in thousands of Pesos)	(in thousands of US$)	(in thousands of Pesos)
Bank borrowings	377,076	6,070,929	245,068	3,945,596	2,071,284	952,231
Debt certificates	—	—	—	—	302,093	169,881
Discounted notes	101	1,632	11,460	184,506	1,518,667	1,002,047
Obligations under finance leases	1,298	20,904	908	14,623	6,948	3,894

Total	378,476	6,093,465	257,436	4,144,725	3,898,992	2,128,053

(1)
Our non-current outstanding indebtedness as described in our consolidated combined financial statements does not include the indebtedness resulting from the PEC Agreement as described below.

(2)
Solely for your convenience using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina. We make no representation that the Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

        As of May 31, 2017, we have AR$2,576 million (US$160 million) available for borrowing under our existing credit facilities. The following chart indicates our availability under these facilities:

Bank Facility	Amount available
(in thousands of US$)
BAF Capital	50,000
HSBC	22,000
Natixis	25,000
BBVA Frances	20,000
Banco Galicia	24,000
Credit Agricole	15,000
Banco Industrial de Azul	2,000
Banco de la Pampa	2,000

Total available credit	160,000

        Non-Current or Long-term Debt.    Our Non-Current or Long Term debt increased by AR$3,502 million, from AR$6,234 million as of November 30, 2016 to AR$9,736 million as of May 31, 2017, primarily due to the incurrence of additional debt under certain financing agreements to fund certain of the acquisitions that were part of the Reorganization. Our Non-Current or Long-Term debt increased by AR$5,018 million, from AR$1,216 million as of November 30, 2015 to AR$6,234 million as of November 30, 2016, primarily due to the devaluation of the Peso by 59% for the year ended November 30, 2016 and the incurrence of additional financing under the IFC Facility on April 16, 2016 and on September 28, 2016. Our long-term debt of AR$9,736 million (US$605 million) as of May 31, 2017 included the following material indebtedness:

Deutsche Bank Loan

        On July 26, 2013, we, as the borrower, in connection with the acquisition of certain machinery, entered into a loan agreement with Deutsche Bank Aktiengesellschaft, Frankfurt am Main, which we refer to as Deutsche Bank, as lender pursuant to which Molino Cañuelas S.A.C.I.F.I.A. incurred US$8 million and the U.S. Dollar equivalent of EUR26 million in debt. On July 15, 2015, Molino Cañuelas S.A.C.I.F.I.A. entered into an amendment with Deutsche Bank which included the addition of certain customary financial covenants described below. Subsequently on November 1, 2016, the loan agreement was further amended and the total principal amount of the facility adjusted to US$6 million and the U.S. Dollar equivalent of EUR29 million. We refer to the loan as amended and restated as the Deutsche Bank Loan.

        The Deutsche Bank Loan bears interest at a variable rate equal to LIBOR plus 2.3% per year to be repaid on a semi-annual basis in 16 equal consecutive installments of the principal and interest owed commencing June 1, 2016.

        The Deutsche Bank Loan contains certain customary financial covenants and restrictions, which require us, to meet pre-defined financial ratios, among other restrictions.

        The following financial ratios shall be maintained by us and our subsidiaries:

  •
  a Current Ratio of no less than 1.1 to 1. Under the Deutsche Bank Loan, Current Ratio means the ratio of all of our current assets to all of our current liabilities;

  •
  shareholders' equity of no less than AR$100 million; and

  •
  a Net Debt to EBITDA Ratio which does not exceed 3.0 to 1 as of the end of each fiscal year and 5.0 to 1 as of the middle of each fiscal year. Under the Deutsche Bank Loan, the Net Debt to EBITDA Ratio means: the ratio of our consolidated debt minus cash, cash equivalents and inventories, as determined on a consolidated basis with applicable accounting standards, to Consolidated EBITDA. Under the Deutsche Bank Loan, Consolidated EBITDA is consolidated net income plus interest expenses, applicable taxes on a consolidated basis, depreciation and amortization on a consolidated basis, any unusual, non-recurring or extraordinary losses or expenses minus any extraordinary gains realized other than in the ordinary course of business.

        The Deutsche Bank Loan contains certain other customary provisions, including a provision for the suspension of disbursements and the immediate acceleration for any failure to pay other indebtedness when such indebtedness is more than 30 days past due and exceeds US$5 million. Similarly, any exceptional circumstances that may imperil, delay or limit our contractual obligations may also be grounds for a suspension of disbursement and immediate acceleration.

        The obligations under the Deutsche Bank Loan are secured by an Argentinian law pledge on certain machinery acquired using funds from the Deutsche Bank Loan and located at our Spegazzini facility. In addition, the Deutsche Bank Loan also benefits from a guarantee dated by our subsidiary Molino Cañuelas S.A., an Uruguayan Sociedad Anónima, which we refer to as the Deutsche Bank Guarantee. Under the terms of the Guarantee, Molino Cañuelas S.A. is required to comply with certain customary covenants including a requirement that Molino Cañuelas S.A.'s obligation under the Deutsche Bank Guarantee rank at least equal at all times with all of its other existing and future unsubordinated external indebtedness.

        As of the date of this prospectus, we have been in and are in compliance with all financial ratios and covenants under the Deutsche Bank Loan, except that we sought and obtained a waiver from

Deutsche Bank for compliance with the financial ratios listed below with respect to the semi-annual fiscal period ended May 31, 2017:

  •
  a Current Ratio that was required to not be less than 1.1:1 and which we estimate will be less than 1.1:1; and

  •
  a Net Debt to EBITDA Ratio that was required to be less than 5.0:1.00 and which we estimate will be more than 5.0:1.00.

        In each case, these financial ratios were adversely affected by certain transactions forming part of the Reorganization and our use of existing credit facilities and incurrence of debt in connection with payments related to these transactions.

FMO Facility

        On December 3, 2015, Compañía Argentina de Granos S.A., as the original borrower, entered into a pre-export finance term facility loan agreement with the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., which we refer to as FMO, as lender pursuant to which Compañía Argentina de Granos S.A. incurred debt in the form of a US$40 million A loan and a US$60 million B loan, for a total of US$100 million outstanding. In anticipation of the Reorganization, on December 1, 2016, the FMO facility was amended and restated and we assumed all of the rights and obligations of Compañía Argentina de Granos S.A. We refer to the above facility as amended and restated as the FMO Facility.

        The FMO Facility bears interest for the A loan at a variable rate equal to LIBOR plus 5.8% per year prior to the implementation of certain corporate governance standards and Libor plus 5.6% thereafter and for the B loan at a variable rate equal to LIBOR plus 5.3% per year. Each A loan is payable in nine equal installments of the principal owed, with the first installment paid on January 10, 2016 with interest and principal payments due on each January 10, April 10, July 10 and October 10. Each B loan is loan is payable in seven equal installments of the principal owed, with the first installment paid on January 10, 2016 with interest and principal payments due on each January 10, April 10, July 10 and October 10. As of the date of this prospectus we have not implemented the corporate governance standards required to benefit from the reduced LIBOR margin.

        The FMO Facility contains certain customary financial covenants and restrictions, which require us to meet pre-defined financial ratios, among other restrictions. The FMO Facility also contains restrictions on the payment of dividends. We may not pay dividends unless we maintain a solvency ratio greater than 20% on November 30 of each year and 15% on May 31 of each year, as the case may be and such dividend payment does not result in an event of default. Any payment of dividends in excess of 100% of the aggregate amount available for distribution is not permitted.

        The FMO Facility requires us to maintain the following financial ratios:

  •
  a solvency ratio greater than 20% on November 30 of each year and 15% on May 31 of each year, as the case may be. Under the FMO Facility, the solvency ratio means the ratio of:

  •
  equity minus any new debt balance or impairment of our issued share capital, amounts set aside for dividends, amounts of deferred tax assets and amounts attributable to capitalized items such as goodwill, trademarks, deferred charges and other intangible assets; to

  •
  total assets.

  •
  a Net Debt to EBITDA (which we define for purposes of the FMO Facility as net income before exceptional items, financial charges, income tax expenses and depreciation and amortization expenses) ratio which, in respect of each twelve-month period ending on November 30th, shall not be more than 3.0. Under the FMO Facility, the Net Debt to EBITDA ratio means the ratio of:

  •
  debt minus the sum the cash of such person plus cash equivalent investments (which include debt securities issued by the government of Argentina or by an entity with an A-1

      (Standard & Poor's) or P-1 (Moody's Investor Services) rating with no more than three months of maturity, certificates of deposits from a bank rated P-1 or A-1 and other securities approved by FMO in writing); to

    •
    our operating profit before taxation, finance charges, any amount attributable to the amortization of intangible assets or the depreciation of tangible assets, any exceptional items and after deducting any profit attributable to minority interests;

  •
  a Current Ratio of no less than 1.1 for May 31 and November 30 of each year. Under the FMO Facility, the Current Ratio means the ratio of the aggregate of our cash, marketable securities, trade and other receivables, inventories and prepaid expenses maturing within twelve months from the date of computation; to

  •
  the aggregate of all of our liabilities falling due within twelve months from the date of computation; and

  •
  an Interest Coverage Ratio of not less than 2.5 for each the twelve month period ending on November 30 or May 31. Under the FMO Facility, the Interest Coverage Ratio means the ratio of:

  •
  our operating profit before taxation, Finance Charges, any amount attributable to the amortization of intangible assets or the depreciation of tangible assets, any Exceptional Items and after deducting any profit attributable to minority interests for the prior twelve month period; to

  •
  our Finance Charges for the prior twelve month period.
        In addition, pursuant to the FMO Facility, we shall not incur any financial debt with third parties other than for purposes of financial debt incurred for our working capital or capital expenditure needs.

        Under the FMO Facility, we are also prohibited from engaging in asset sales outside of the ordinary course of business or without the consent of FMO if such sale, lease or transfer exceeds 20% of our net equity at the time of the sale, lease or transfer.

        Under the FMO Facility, our failure to pay any financial indebtedness or if such financial indebtedness becomes due and payable or is cancelled prior to maturity due to a default, can result in acceleration of the full outstanding loan amount due to the lender.

        The obligations under this facility are secured by certain accounts and other instruments related to certain designated export sales contracts pursuant to a security and accounts control agreement among FMO, Molino Cañuelas S.A.C.I.F.I.A., as borrower, and Itaú Unibanco S.A. as collateral agent and depositary bank entered into on December 1, 2016. These designated export sales contracts correspond to contracts for the sale of agricultural products by our Agro-Services and Sustainable Sourcing Segment from a set of eligible off-takers that meet certain criteria (including the direct payment of any proceeds into a collection account and the notification of the Collateral Agent of their intention to designate these contracts). As part of its obligations under the account control agreement, the aggregate collateral value of the designated sales contracts in the collection account must be equal to 120% of the value of any outstanding loans under the FMO Loan.

        As of the date of this prospectus, we have been and are in compliance with all financial ratios and covenants under the FMO Facility, except that we sought and obtained a waiver from FMO for compliance with the financial ratios listed below with respect to the semi-annual fiscal period ended May 31, 2017:

  •
  a Current Ratio that was required to be no less than 1.1:1 but which was less than 1.1:1; and

  •
  a Solvency Ratio that was required to be greater than 20%, but which was less than 20%.

        The Current Ratio was adversely affected by certain transactions forming part of the Reorganization and our use of existing credit facilities and incurrence of debt in connection with payments related to these transactions.

IFC Facility

        On April 16, 2016, we, as borrower, Cañuelas Pack S.A., as guarantor, and the International Finance Corporation, as lender, entered into a loan agreement pursuant to which we incurred debt in the form of an A loan, which we refer to as the A-1 loan, of up to US$30 million and a B loan, which we refer to as the B-1 loan, of up to US$50 million. In addition, on September 28, 2016, the Company and the IFC amended and restated the loan and negotiated the incurrence of an additional US$75 million loan, which consists of an additional A loan, which we refer to as the A-2 loan, of up to US$30 million and an additional B loan, which we refer to as the B-2 loan, of up to US$45 million. We refer to the above facility as amended and restated as the IFC Facility.

        The IFC Facility bears interest for the A loans at a variable rate equal to LIBOR plus 5.5%, and for the B loans at a variable rate equal to LIBOR plus 5%. The A-1 and A-2 loans are due on March 15, 2024 and September 15, 2024, respectively, and payable in 13 semi-annual installments amounting to 1/13 of the principal owed each, with the first installment payable March 15, 2018 and September 15, 2018, respectively. The B-1 and the B-2 loans are due on March 15, 2021 and September 15, 2021 and payable in eight semiannual installments amounting to 1/8 of the principal owed each, with the first installment payable September 15, 2017 and March 15, 2018, respectively.

        The IFC Facility contains certain customary financial covenants and restrictions, which require Molino Cañuelas S.A.C.I.F.I.A. and Cañuelas Pack S.A., as guarantor, to meet pre-defined financial ratios, among other restrictions. The IFC Facility also contains restrictions in payment of dividends contingent on maintaining compliance with these customary ratios and covenants as of the proposed date of the dividend payment and on the absence of a default or event of default as defined under the IFC Facility.

        The following financial ratios shall be maintained by us and our subsidiaries:

  •
  a ratio of current assets, which means all consolidated cash, inventories, investments available for sale or held for trading, receivables realizable within one year and any prepaid expenses which are also to be charged to income within one year, to current liabilities, which means those liabilities falling due within one year, shall not be less than 1.20:1.00;

  •
  a net debt to EBITDA ratio, on a consolidated basis, shall not exceed, for the fiscal quarter ending (A) May 31, 2016, 4.0:1.0, (B) November 30, 2016, 2.5:1.0, (3.0:1.00 in the amendment and restatement of the IFC Facility) (C) May 31, 2017 and each May 31 thereafter, 3.0:1.0 and (D) November 30, 2017 and each November 30 thereafter 2.5:1.0. The net debt to EBITDA ratio shall be the ratio of all financial debt on the last day of any calculation period minus the aggregate amount of all cash and cash equivalents and, on the second fiscal quarter of any year, minus the raw materials and finished goods owned by an entity to EBITDA;

  •
  at all times, liabilities to tangible net worth ratio, on a consolidated basis of not more than, for each fiscal quarter ending (A) May 31, 2.5:1.0 and (B) November 30, 1.7:1.0. The liabilities to tangible net worth ratio is the ratio of all liabilities to the aggregate of amounts paid up on the share capital and the amount standing to the credit of the reserves of such entity, but excluding any debt on the profit and loss account or impairment of issued share capital, any amounts set aside for dividends, amounts of deferred tax assets and amounts attributable to goodwill, trademarks, deferred charges, intangible assets and other capitalized items; and

  •
  at all times, the ratio resulting from the assets subject to the IFC Facility security interest, minus our debt under a US$18 million loan agreement with Banco Ciudad dated January 12, 2012, to the outstanding amount of the IFC Facility, shall not be less than 1.5:1.0.

        In addition, pursuant to the IFC Facility, we or Cañuelas Pack S.A. may not incur in any financial debt with third parties, provided that certain customary exceptions apply. Among these exceptions, new financial debt may be incurred if either Cañuelas Pack S.A. or we are in compliance with the aforementioned financial ratios, and the following ratios are duly complied with:

  •
  a peak debt service coverage ratio of not less than 1.4:1.00. The peak debt service coverage ratio is the ratio obtained by dividing the aggregate of net income, non-cash items, and interest, by the aggregate of, during any fiscal year, all scheduled maturity under the IFC Facility, and all scheduled payments of long-term debt and financial debt during such period; and

  •
  a U.S. Dollar debt service to export ratio of not less than 1.0:1.00. The U.S. Dollar to debt service ratio shall mean the ratio of 25% of all of our export revenues during the most recently ended four consecutive quarters calculation period to the aggregate of all scheduled payments that come due on long-term debt, including interest and other charges, and any payment made or required to be made to a debt service account in connection with any financial debt agreement.

        Under the IFC Facility, the failure of our or any of our subsidiaries, including Cañuelas Pack S.A. as our guarantor, to pay any liabilities with an aggregate principal amount over US$5.0 million can result in acceleration of the full outstanding loan amount due to the lender. Default of any obligations under the agreements pursuant to which the aforementioned liabilities are outstanding shall also constitute a default under the IFC Facility.

        Our obligations under this facility are secured by a mortgages over Adelia Maria, Cañuelas, Spegazzini, Rosario and Pilar facilities as well as a pledges over the movable assets located therein.

        Our affiliate, Cañuelas Pack S.A., is a guarantor and primary obligor under the IFC Facility, is a guarantor under the IFC Facility, and is required to maintain on a consolidated basis and at all times (i) financial debt outstanding, as defined in the IFC Facility, of not more than US$5.0 million; (ii) tangible net worth, as defined in the IFC Facility, of at least US$5.0 million.

        As of the date of this prospectus, the Company and Cañuelas Pack are and have been in compliance with all financial ratios and covenants under the IFC Facility, except that we sought and obtained a waiver from the IFC in connection with the ratios listed below for the fiscal quarter ended May 31, 2017:

  •
  a net debt to EBITDA (which is defined in the IFC Facility as net income before any extraordinary gains, non-cash income, gains or losses from sales of assets other than inventory, interest expense, income tax expense and depreciation and amortization expense) ratio equal to 10.5:1.0, that was required to be less than 3.0:1.0 for such period;

  •
  a permitted investment covenant in connection with the Reorganization;

  •
  a ratio of current assets to liabilities which is required to be less than 1.20:1.00 and which was less than 1.20:1.00; and

  •
  a liabilities to tangible net worth ratio equal to 2.7:1.0, that was required to be less than 1.7:1.0 for such period.

        We also sought and obtained a waiver from the IFC for compliance with the financial ratios listed below with respect to the fiscal year ended November 30, 2016:

  •
  a net debt to EBITDA (which is defined in the IFC Facility as net income before any extraordinary gains, non-cash income, gains or losses from sales of assets other than inventory, interest expense, income tax expense and depreciation and amortization expense) ratio equal to 10.5:1.0, that was required to be less than 3.0:1.0 for such period; and

  •
  a liabilities to tangible net worth ratio equal to 2.7:1.0, that was required to be less than 1.7:1.0 for such period.

        In each case, these ratios were negatively affected by both the devaluation of the Peso during the fiscal year ended November 30, 2016 and the inclusion of only three months of EBITDA from the assets acquired in the Cargill Acquisition during the same period. In addition, we obtained a waiver from the IFC in connection with the aforementioned ratios for the fiscal quarter ended May 31, 2017 along with certain other covenants. These ratios and covenants were adversely affected by certain transactions forming part of the Reorganization and our use of existing credit facilities and the incurrence of debt in connection with payments related to these transactions. While we believe that the IFC is likely to grant a waiver in respect of these ratios and covenants, we cannot assure you that this will be the case. For further information see, "Risk Factors—Risks Related to our Business—We have a substantial amount of indebtedness, which could limit financing and other options and in some cases adversely affect our ability to pay dividends." For further information, see Note 16 to our audited consolidated combined financial statements and Note 15 to our unaudited interim consolidated combined financial statements.

Rabobank Facility

        On November 12, 2014, we and Compañía Argentina de Granos S.A., as borrowers, entered into a pre-finance for export facility with Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., or Rabobank Nederland, New York Branch, as lender. The Rabobank Facility was granted to us in an amount of US$35 million and to Compañía Argentina de Granos S.A. in an amount of US$25 million. The Rabobank Facility bears interest at a variable rate equal to LIBOR plus 5.57% for Compañía Argentina de Granos S.A., and of LIBOR plus 5.50% for us. We used part of the proceeds from the amended and restated IFC Facility described above to repay the Rabobank Facility on November 15, 2016.

ING Facility

        On December 22, 2016, we entered into a US$100,000,000 pre-export finance facility agreement with ING Bank N.V., or ING. We entered into four separate loans under the facility agreement with ING, each for an amount of US$25,000,000 and an interest rate equal to the 90 day Libor rate plus 2.75%. On May 5, 2017, the pre-export finance facility was amended and the maturity date of the four loans thereunder was extended from June 21, 2017 to March 31, 2018. We refer to the above facility, as so amended, as the ING Facility. In connection with the loans under the ING Facility, we have assigned certain qualifying export agreements to ING.

        The ING Facility contains certain customary financial covenants and restrictions, which require us to meet pre-defined financial ratios, among other restrictions. In particular, the ING Facility requires us to maintain a coverage ratio (the ratio resulting from dividing (i) the market value of the qualifying export agreement assigned to such loan by (ii) the aggregate amounts due and/or to become due, including principal and interest, under the relevant loan) equal to or higher than 1.25 at all times. If the coverage ratio falls below 1.15 for a period of ten consecutive business days, then we must assign to the lender additional qualifying export agreements as may be necessary so that after such assignments the coverage ratio is restored to at least 1.25. If the coverage ratio falls below 1.00, we are required to assign qualifying export agreements to restore the coverage ratio to at least 1.25 within two consecutive business days.

        The ING Facility also contains certain customary provisions, including a limitation on the incurrence of liens subject to certain customary exceptions and certain covenants related to regulatory compliance. In addition, the ING facility includes a cross-default provision for any indebtedness in excess of US$5 million.

        As of the date of this prospectus, we have been and are in compliance with all financial ratios and covenants under the ING Facility.

Pre-Export Credit Agreement

        On January 31, 2017 Molino Cañuelas S.A.C.I.F.I.A. as borrower, entered into a pre-export credit agreement, or PEC Agreement, with a group of lenders, including Itaú Unibanco S.A., Nassau Branch, and JPMorgan Chase Bank, N.A., pursuant to which we incurred debt in the form of a series of loans totaling US$70 million. On May 31, 2017, Molino Cañuelas S.A.C.I.F.I.A. entered into an amendment with the lenders under the pre-export credit agreement that changed the first test date for the consolidated leverage ratio, consolidated current ratio and consolidated total net indebtedness covenant, each as defined below, from May 31, 2017 to November 30, 2017. We refer to the pre-export credit agreement, as so amended, as the PEC Agreement.

        Loans under the PEC Agreement bear interest at a variable rate equal to LIBOR plus 6.5% per year. Principal under the PEC Agreement is payable in nine semi-annual installments, commencing on February 3, 2018. Interests are also paid on a semi-annual basis, commencing on August 3, 2017.

        The PEC Agreement contains certain customary financial covenants and restrictions, which require us to meet pre-defined financial ratios, among others. The PEC Agreement also restricts our ability to pay dividends unless (i) such payments are in the form of cash dividends by us to our shareholders solely out of our and our subsidiaries' net income as available for distribution in accordance with Argentine GAAP, and (ii) no event of default would result from such dividend payment.

        The PEC Agreement also requires us to maintain the following financial ratios:

  •
  a loan coverage ratio of 1.20:1.00 or more, as of the last day of each fiscal year. Under the PEC Agreement, the loan coverage ratio means the ratio of:

  •
  the aggregate amount in respect of export contract receivables actually paid in cash directly during the preceding 12-month period; to

  •
  the aggregate principal amount of, and interest on, the loans, and any other fees payable under the PEC Agreement or other related documents, outstanding as of such date of determination;

  •
  a consolidated EBITDA to consolidated interest charge ratio, of 2.00:1.00 or more, as of the last day of each of our fiscal quarters. Under the PEC Agreement, the consolidated EBITDA to consolidated interest charge ratio means, with respect to us and our consolidated subsidiaries on a consolidated basis, the ratio of:

  •
  EBITDA as determined in accordance with Argentine GAAP; to

  •
  the sum of (i) all interest, fees charges or other payments, in each case to the extent treated as interest in accordance with Argentine GAAP, and (ii) the portion of rent expense of the borrower and its consolidated subsidiaries with respect to such period under capital leases that is treated as interest in accordance with Argentine GAAP;

  •
  a consolidated leverage ratio, of 3.00:1.00 or less, as of the last day of each of our fiscal quarters. Under the PEC Agreement, the consolidated leverage ratio means, with respect to us and our consolidated subsidiaries, the ratio of:

  •
  on any date, the aggregate principal amount of all indebtedness of the borrower and its subsidiaries on such date minus the aggregate amount of unrestricted cash and cash equivalents held by us and our subsidiaries on such date as determined on a consolidated basis in accordance with Argentine GAAP; to

  •
  total operating revenues for the preceding four fiscal quarters minus (i) total operating costs and expenses for the preceding four fiscal quarters (including sales and administrative expenses to the extent included in total operating expenses), and (ii) to the extent included in determining such operating revenues, any extraordinary non-recurring gains plus amortization, depreciation provisions and other similar non-cash expenses (to the extent included in operating expenses) for the preceding four fiscal quarters, in each case determined in accordance with Argentine GAAP;

  •
  a consolidated current ratio, of 1.1:1.00 or more, as of the last day of each of our second and fourth fiscal quarters. Under the PEC Agreement, the consolidated current ratio means, with respect to us and our consolidated subsidiaries on a consolidated basis, the ratio of:

  •
  the aggregate of the borrower's and its subsidiaries' cash, marketable securities, trade and other receivables, inventories and prepaid expenses maturing within 12 months from such date; to

  •
  the aggregate of our and our subsidiaries liabilities due within 12 months from such date;

  •
  a consolidated solvency ratio, of 20% or more, as of the last day of each fiscal year of the borrower. Under the PEC Agreement, the consolidated solvency ratio means, with respect to us and our consolidated subsidiaries on a consolidated basis, the ratio of:

  •
  our consolidated equity as would be reflected in our consolidated balance sheet as of such date, prepared in accordance with Argentine GAAP; to

  •
  our and our subsidiaries total assets, determined on a consolidated basis, minus goodwill, patents, trademarks and other assets classified as intangible assets in accordance with Argentine GAAP;

  •
  a reference debt service coverage ratio, of 1.50:1.00 or more, as of the day immediately preceding any interest payment date. Under the PEC Agreement, the reference debt service coverage ratio means the ratio of:

  •
  the aggregate amount in respect of export contract receivables actually paid in cash directly during the 45-day period then ended; to

  •
  as of the date of determination, all amounts payable by us in respect of principal of, and interest and fees on, the loans on such date, or if such date is not an interest payment date, on the interest payment date immediately succeeding such date.

        Under the PEC Agreement, we and our subsidiaries are also prohibited from engaging in asset sales outside of the ordinary course of business or without the consent of the lenders if such sale, lease or transfer exceeds at any time, individually or in the aggregate, US$20 million.

        Under the PEC Agreement, our and our subsidiaries' failure to pay in respect to any indebtedness when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) in an amount equal to or greater than US$5 million, can result in acceleration of the full outstanding loan amount due to the lenders.

        The obligations under this facility are secured by certain designated export sales contracts pursuant to bank account control agreements and fixed charge over account agreements entered into by us, as borrower, and Molino Americano S.A., with Itaú Unibanco S.A., Nassau Branch as collateral agent and depositary bank. These designated export contracts correspond to contracts for the sale of agricultural products by our Agro-Services and Sustainable Souring Segment from a set of eligible off-takers that meet certain criteria, and which pay any proceeds directly into a collection account.

        As of the date of this prospectus, we have been and are in compliance with all financial ratios and covenants under the PEC Agreement.

BAF Facility

        On May 30, 2017, we entered into a US$55 million loan agreement with our subsidiary Molino Cañuelas Uruguay S.A., our Uruguayan operating subsidiary. All of Molino Cañuelas Uruguay S.A.'s rights and obligations as a lender under such loan agreement were immediately and irrevocably sold and assigned to BAF Latam Credit Fund B.V. We refer to this loan as the BAF Loan Agreement. In connection with the BAF Loan Agreement, we have executed a promissory note worth US$62.7 million as a security for the payment of the obligations included therein.

        The BAF loan bears interest at a fixed rate of 7.00% per year. Interest is paid on a semi-annual basis, commencing on November 27, 2017. Principal under the BAF Loan Agreement is paid at maturity on May 20, 2019.

        The BAF Loan Agreement contains certain customary financial covenants and restrictions, which require us to meet pre-defined financial ratios, among other restrictions. In particular, the BAF Loan Agreement requires us to maintain throughout the duration of the agreement:

  •
  a ratio of Net Debt to EBITDA equal to or less than 3.00 on our most recent audited financial statements;

  •
  an interest coverage ratio (which is the ratio of our EBITDA to our interest payments) of greater than or equal to 2.00 on our most recent audited financial statements; and

  •
  a liquidity ratio (which is the ratio of current assets to current liabilities) greater than 1.10 on our most recent audited financial statements.

        In addition, the BAF Loan Agreement requires us to abstain from granting any loan, guarantee, bond or other security in excess of US$30 million.

        The BAF Loan Agreement also contains certain customary provisions, including a limitation on the incurrence of liens over our share capital and an obligation to maintain and deliver audited financial statements. In addition, the ING Facility includes a default provision for any injunction or attachment of property with a value in excess of US$10 million.

        As of the date of this prospectus, we have been and are in compliance with all financial ratios and covenants under the BAF Loan Agreement.

Current or Short-term Debt

        Our short term debt increased by AR$1,949 million from AR$4,145 million as of November 30, 2016 to AR$6,093 million as of May 31, 2017, primarily due to increases in inventory and working capital needs, financing in connection with indebtedness and the maturity of existing credit lines. Our short term debt increased by AR$246 million from AR$3,898 million as of November 30, 2015 to AR$4,145 million (US$257 million) as of November 30, 2016, primarily due to the December 17, 2015 devaluation of the Peso by nearly 30%, which was partially offset by the improvement in working capital as a result of increased financing by the suppliers of the farming products and services we sell to our farmers.

        We maintain uncommitted lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions. For further information regarding our indebtedness, see Note 15 to our audited consolidated combined financial statements and Note 15 to our unaudited interim consolidated combined financial statements contained elsewhere in this prospectus.

Contractual Commitments

        The following table summarizes our significant contractual obligations and commitments as of May 31, 2017 that have an impact on our liquidity:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1 - 2 years	2 - 5 years	More than 5 years
	(in thousands of Pesos)
Total Borrowings	17,405,343	6,603,699	4,866,205	5,312,890	622,549

Capital Payments	15,703,989	6,070,929	4,445,819	4,689,332	497,909
Interest Payments(1)	1,701,354	532,770	420,386	623,558	124,640

Operating Lease Obligations	N/A	N/A	N/A	N/A	N/A
Capital (Finance) Lease Obligations	123,758	20,904	20,437	64,302	18,115
Discounted Notes	1,632	1,632	—	—	—
Purchase Obligations	6,912,158	6,912,158	—	—	—
Other Long-Term Liabilities	N/A	N/A	N/A	N/A	N/A
Total	24,442,891	13,538,393	4,886,642	5,377,192	640,664

(1)
Includes contractual interest through the maturity of borrowings.

        The following table summarizes our significant contractual obligations and commitments as of November 30, 2016 that have an impact on our liquidity:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1 - 2 years	2 - 5 years	More than 5 years
	(in thousands of Pesos)
Total Borrowings	11,802,701	4,527,903	1,479,252	4,495,912	1,299,634

Capital Payments	10,154,500	3,945,596	1,096,161	3,880,649	1,232,094
Interest Payments(1)	1,648,201	582,307	383,091	615,263	67,540

Operating Lease Obligations	N/A	N/A	N/A	N/A	N/A
Capital (Finance) Lease Obligations	40,042	14,623	9,943	15,476	0
Discounted Notes	184,506	184,506	0	0	0
Purchase Obligations	6,010,702	5,821,661	189,041	0	0
Other Long-Term Liabilities	N/A	N/A	N/A	N/A	N/A
Total	18,037,951	10,548,693	1,678,236	4,511,388	1,299,634

(1)
Includes contractual interest through the maturity of borrowings.

Capital Management and Funding Policies

        As a fundamental pillar of our strategy, we have established a commitment to maintaining a conservative financial policy that seeks to maximize the returns of our shareholders while maintaining healthy capital ratios and a solid credit rating.

        Among the policies we have adopted to achieve these objectives are the following:

  •
  the active monitoring of changes in macroeconomic variables;

  •
  optimizing the currency of our borrowings to match our funding needs;

  •
  monitoring financing costs and actively pursuing opportunities with the many sources of financing available to us; and

  •
  actively evaluating the potential impact of changes in the funding and liquidity of commercial and operating activities.

        Using these policies we seek to maintain a healthy mix of debt and equity that satisfies our existing ratios and permits us to continue receiving good credit ratings from international agencies.

Consolidated Special Purpose Trusts

        We have securitized certain of our accounts receivable consisting of deferred payment checks and credit invoices for sales of agro-inputs, farming products and services which were originated by our agro-services business through the transfers of such accounts receivable to four special purpose trusts named CAGSA I, CAGSA II, FACTURAS IV and FACTURAS V. We refer to these entities collectively as the Special Purpose Trusts. The Special Purpose Trusts have issued debt certificates and equity participation in the local Argentinean market.

        The following table provides selected information relating to the Special Purpose Trusts:

Name of Financial Trust	Date of Organization	Value initially assigned to the trust	Nominal Value of Securities issued (maturity)
		(in millions of Pesos)	(in millions of Pesos)
			Debt Certificate	Equity Participation Certificates
CAGSA I	02/10/2011	74,933	74,933	—
CAGSA II	02/10/2011	43,071	43,071	—
FACTURAS IV	09/07/2015	164,285	129,128	35,157
FACTURAS V	09/22/2015	207,145	165,716	41,429

        Our consolidation of the Special Purpose Trusts into our financial statements is based upon our control over the entities. In determining our control over the Special Purpose Trusts we have examined:

  •
  the purpose and design of each Special Purpose Trust;

  •
  its relevant activity, how it makes decisions about these activities, whether our rights in each Special Purpose Trust allows us to direct its relevant activities, whether we are exposed to variable returns due to our involvement with the structure entity; and

  •
  our ability to affect investors returns using our power over each Special Purpose Trust.

        Based on these considerations we have determined that we have control of these Special Purpose Trusts. We control these Special Purpose Trusts when we are exposed to, or have rights to, variable returns from our involvement with the entity and when we have the ability to affect those returns through our ability to direct the activities of the entity.

        The table below presents the carrying amount and classification of the Special Purpose Trusts' assets and liabilities which have been consolidated as of November 30, 2015 and 2014. The consolidated four financial trusts which existed as of November 30, 2015 and 2014 were liquidated during the fiscal year ended November 30, 2016. We discontinued this practice as a means of financing during the year ended November 30, 2016 as a result of the relative increase in financial costs associated with such types of securitization transactions. As such, we no longer have any interests in any trusts as of November 30, 2016.

	As of November 30,
	2016	2015	2014
	(in thousands of Pesos)
Assets
Accounts receivable	—	468,149	176,162
Investments	—	16,086	6,899
Cash and cash equivalents	—	5,366	990

Total Assets	—	489,601	184,051

Liabilities
Debt certificates	—	489,434	183,858
Other Accounts payable	—	167	193

Total Liabilities	—	489,601	184,051

Quantitative and Qualitative Disclosure About Market Risk

        In the normal course of business, we are exposed to commodity price, interest rate and exchange rates risks, primarily related to our Agro-Services and Sustainable Sourcing segment and also has a significant impact on our Branded Industrial Products and Retail Products segments. We manage our exposure to these risks through the use of certain natural hedges and financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. Our use of financial derivatives instruments is associated with our core business and is regulated by internal control policies.

        The following discusses our exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Our actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this prospectus. Uncertainties that are either non-financial or unable to be quantified, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks.

  Interest Rate Risk

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We seek to manage interest rate risk by (i) maintaining a balanced mix between fixed and variable loans and (ii) maintaining a balanced mix between foreign and local currency debt and operations with pre-financed exports.

        The analysis at fiscal year-end is as follows:

Fixed rate borrowings:

	As of the Fiscal Year Ended November 30,
	2016	2015	2014
	(in thousands of Pesos)
Peso	223,117	3,119,738	1,540,660
U.S. Dollar	3,942,616	615,343	628,150
Other currencies	—	22,517	17,069

	4,165,733	3,757,598	2,185,879

Variable rate borrowings:

	As of the Fiscal Year Ended November 30,
	2016	2015	2014
Peso	148,578	476,644	318,713
U.S. Dollar	6,064,738	880,594	847,671

	6,213,315	1,357,238	1,166,384

Total borrowings	10,379,048	5,114,836	3,352,263

        We may be subject to adverse interest rate risks as a result of macro-economic conditions increasing short term rates.

  Sensitivity to Interest Rate Risk

        During the fiscal years ended November 30, 2014, 2015 and 2016 an increase (decrease) in 1 percentage point in the LIBOR rate related to the portion of financial liabilities with variable interest rate and considering all other variables would have resulted in an increase (decrease) in the profit for the year of AR$8.5 million, AR$8.8 million, and AR$60.6 million, respectively.

  Exchange Rate Risk

        Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Our exposure to foreign currency risk is mainly related to our exports and sales of agricultural products in Argentina impacted by foreign currency (the price of agricultural products we sell in Argentina are related U.S. Dollar prices in international markets). Therefore our financial assets and liabilities in foreign currency (trade receivables inventories and debt with financial institutions) mainly relate to those activities. In order to minimize foreign currency risk, we seek to maintain a balanced position between our current assets (including inventories) and current liabilities.

        We have liabilities denominated in U.S. Dollars, which expose us to foreign currency exchange risks. Such risks are mitigated by our revenues, which are also partly denominated in U.S. Dollars (mainly exports) or Pesos but routinely adjusted to reflect changes in agricultural product prices which are priced in U.S. Dollars and therefore subject us to the devaluation of the Peso against the U.S. Dollar. We periodically evaluate the use of swaps and other financial instruments, but do not have any exchange rate related financial instruments in place.

        The following table shows the net monetary position of our non-Argentine Pesos balances. Non-Peso amounts are presented in thousands of Pesos for purpose of these tables:

November 30, 2016 Net monetary position Asset / (Liability)	US$	EUR	BR$	Other currencies	Total
Cash and cash equivalents	2,295,635	100	38,492	7,031	2,341,258
Trade and other receivables, net	272,055	—	160,255	50,638	482,948
Trade and other payables	(1,215,316)	(68,249)	(63,143)	(87,885)	(1,434,593)
Borrowings	(10,007,354)	—	—	—	(10,007,354)

Net monetary position	(8,654,980)	(68,149)	135,604	(30,216)	(8,617,741)
Inventories					2,482,355

Total position					(6,135,386)

November 30, 2015 Net monetary position Asset / (Liability)	US$	EUR	BR$	Other currencies	Total
Cash and cash equivalents	356,497	—	27,516	5,441	389,454
Trade and other receivables, net	320,298	—	70,327	50,521	441,146
Trade and other payables	(532,902)	(38,684)	(17,522)	(32,823)	(621,931)
Borrowings	(1,495,937)	—	(5,519)	(16,998)	(1,518,454)

Net monetary position	(1,352,044)	(38,684)	74,802	6,141	(1,309,785)
Inventories					1,536,537

Total position					226,752

November 30, 2014 Net monetary position Asset / (Liability)	US$	EUR	BR$	Other currencies	Total
Cash and cash equivalents	28,866	—	17,131	1,425	47,422
Trade and other receivables, net	147,932	—	78,257	96,346	322,535
Trade and other payables	(549,239)	(12,708)	(19,925)	(47,003)	(628,875)
Borrowings	(1,475,821)	—	—	(17,069)	(1,492,890)

Net monetary position	(1,848,262)	(12,708)	75,463	33,699	(1,751,808)
Inventories					1,290,999

Total position					(460,809)

  Sensitivity to Exchange Rates

        As of November 30, 2014, 2015 and 2016 a 1% devaluation (revaluation) effect of the Peso considering all other variables constant would have resulted in an immediate increase (decrease) in profit for the year of AR$15.8 million, AR$10.4 million and AR$80.4 million, respectively, and an increase (decrease) in other comprehensive income of AR$1.8 million, AR$2.7 million and AR$5.7 million respectively.

  Commodity Price Risk and Derivative Financial Instruments

        Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. As a result of our activities, our performance is mainly exposed to the volatility of the international prices of wheat, sunflower seeds, soybean, and corn. In order to mitigate this risk, we (i) monitor on a regular basis the commercial position of agricultural products and take actions to maintain a natural balanced position, and (ii) trade (purchase and sale of agricultural products) in futures markets. We use derivative instruments to hedge risks arising out of our core agricultural operations. We use a variety of commodity-based derivative instruments to manage our exposure to price volatility stemming from our integrated crop production activities. These instruments consist mainly of crop future contracts. Contract positions are designed to ensure that we will receive a defined minimum price for certain quantities of our production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, we have assumed the risk that might arise from the possible inability of our counterparties to meet the terms of their contracts. We do not currently use hedge accounting.

  Commodity Price Risk

        As of November 30, 2014, 2015 and 2016 a 1% increase (decrease) of the international prices related to sunflower and soybean considering all other variables constant would have resulted in an increase or decrease of the profit for the year of AR$6.9 million, AR$8.9 million and AR$17.5 million, respectively.

        We only utilize derivatives for purposes of economic hedging and not as speculative investments. However, where derivatives do not meet hedging criteria, they are classified as "fair value through profit or loss" for accounting purposes. We have the following derivative financial instruments:

	As of the Year Ended November 30,			As of December 1,
	2016	2015	2014	2013
Current assets:
Commodity future contracts	315,164	211,321	158,633	69,471
Current liabilities:
Commodity future contracts	1,154	1,365	27,479	1,310

        Derivative financial instruments involve, to a varying degree, elements of market and credit risk that may not be recognized in our audited consolidated combined financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to our futures and options contracts generally are large institutions with credit ratings equal to or higher than ours. We continually monitor the credit rating of such counterparties and seek to limit our financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of our exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of our counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed our obligations to the counterparties.

  Liquidity Risk

        Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our existing liabilities. Liquidity risk is monitored periodically by our risk oversight committee which seeks to minimize this risk by maintaining sufficient cash and available credit lines to meet our commercial and financial obligations with suppliers and financial institutions. We maintain sufficient cash and readily saleable assets meet our current financial liabilities.

        We believe that our liquidity risk is low because funding sources are reasonably assured and our short-term debt could be repaid or refinanced with assets and cash that are readily available.

        The tables below analyzes our non-derivative and derivate financial liabilities as of December 1, 2013 and November 30, 2014, 2015 and 2016 into relevant maturity groupings based on the remaining period to the contractual maturity date at the date of the statement of financial positions. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied. For a further description of all of our contractual obligations and financial liabilities as of November 30, 2016, see "—Contractual Commitments".

November 30, 2016	1 year	1 - 2 years	2 - 5 years	> 5 years
	(in thousands of Pesos)
Trade and other payables	6,162,841	189,041	—	—
Derivatives	1,154	—	—	—
Borrowings	4,801,518	1,411,439	4,480,661	1,299,627

	10,965,513	1,600,480	4,480,661	1,299,627

November 30, 2015	1 year	1 - 2 years	2 - 5 years	> 5 years
	(in thousands of Pesos)
Trade and other payables	3,964,554	13,850	—	—
Derivatives	1,365	—	—	—
Borrowings	4,162,042	791,168	682,717	55,517

	8,127,961	805,018	682,717	55,517

November 30, 2014	1 year	1 - 2 years	2 - 5 years	> 5 years
	(in thousands of Pesos)
Trade and other payables	3,285,529	72,760	—	—
Derivatives	27,479	—	—	—
Borrowings	2,264,895	880,393	423,140	116,634

	5,577,903	953,153	423,140	116,634

December 1, 2013	1 year	1 - 2 years	2 - 5 years	> 5 years
	(in thousands of Pesos)
Trade and other payables	1,887,736	13,498	—	—
Derivatives	1,310	—	—	—
Borrowings	2,423,854	443,800	174,685	61,743

	4,312,900	457,298	174,685	61,743

  Credit Risk

        Credit and counterparty risk is the risk of incurring losses as a result of a third party's failure to comply with its obligations to us. The financial instruments which create potential exposure to third-party credit and counterparty risk consist principally of cash and cash equivalents, accounts receivable, advanced payments made to suppliers and other receivables. We seek to mitigate our exposure to credit risk by:

  •
  placing our cash and cash equivalents with reputable international financial institutions, and continuing to monitor the credit rating of those institutions;

  •
  relying on customer diversification to reduce the risk of default by any one of our customers;

  •
  maintaining a robust policy of limiting the availability of credit to our customers; and

  •
  maintaining an insurance policy with the Compagnie Française d'Assurance pour le Commerce Exterieur, which we refer to as COFACE, an international credit insurance institution, which provides coverage for up to 90% of the total amounts of outstanding obligations owed to us by customers that have been evaluated by COFACE and up to 70% of any indebtedness up to the first AR$300,000 Pesos for all of our customers.

        Our allowance for doubtful or past due accounts is based upon an analysis that takes into account objective evidence that we will not be able to collect all amounts due in accordance with the original terms of the receivables or agreement with our customers. As part of this analysis our management considers all available evidence (including any delinquency in payments, aging of accounts, our historic loss experience and a particular customer's creditworthiness or changes in payment habits) in determining when a receivable is impaired. As of December 1, 2013 and November 30, 2014, 2015 and 2016, the allowance for doubtful accounts represented 1%, 1%, 2% and 1% of our total trade receivables, respectively.

        For further discussion on our policy, please refer to Note 2 of our audited consolidated combined financial statements, Note 2 to our unaudited interim consolidated combined financial statements, and see "—Critical Accounting Policies—Provision for doubtful accounts receivable".

Off-balance Sheet Arrangements

        For the periods presented, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise.

Recent Accounting Pronouncements

        IAS 7 "Statement of Cash Flows":    In February 2016, the IASB issued certain amendments regarding disclosures to be made in the Statement of Cash Flow.

        Modifications to the Disclosure Initiative (Amendments to IAS 7) are intended to disclose information to enable users of financial statements to evaluate changes in liabilities arising from financing activities. For this, the IASB requires that the following changes in liabilities arising from financing activities be disclosed: (i) changes in the cash flows from financing activities; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in exchange rate variation; (iv) changes in fair values; and (v) certain other changes. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

        These changes will become effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

        IFRS 16 "Leases":    In January 2016, the IASB issued IFRS 16 "Leases" which establishes the new model for the registration of leasing transactions. This norm repeals the current guidelines for accounting for such transactions in IAS 17 "Leases" and related interpretations when it becomes effective. IFRS 16 is applicable for annual periods beginning on or from January 1, 2019, with early adoption permitted. Adoption is retroactive.

        IAS 12 "Income Taxes":    In January 2016, the IASB issued certain amendments related to the recognition of deferred tax assets for unrealized losses. These changes will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

        IFRS 15 "Revenue from contracts with customers" In May 2014, the IASB issued IFRS 15, which was amended in April 2016. This norm is applicable for annual periods beginning January 1, 2018. It specifies how and when revenue is recognized, as well as the additional information that must be presented in the financial statements. The standard provides a unique five-step model based on principles that apply to all contracts with customers. We are currently performing a full assessment of the impact of IFRS 15, which will be effective for our fiscal year ending November 30, 2019.

        IFRS 9 "Financial Instruments":    In July 2014, the IASB issued an amendment to IFRS 9. It includes in one place all phases of the IASB project to replace IAS 39 "Financial Instruments: Recognition and Measurement". These phases are the classification and measurement of instruments, impairment and hedge accounting. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. As at December 1, 2013, our transition date to IFRS, we had adopted the first phase of IFRS 9 and we are currently analyzing the impact of the second and third phases.

BUSINESS

Company Overview

        We are a leading food company with top-of-mind consumer brands such as Cañuelas ( ), Pureza ( ), 9 de Oro ( ), San Agustín ( ), Mamá Cocina ( ), Paseo ( ) and Florencia ( ), in the vegetable oil, flour, biscuits, cookies and crackers, ready-mixed flours and bread crumb product categories where, according to the Nielsen Reports or the CCR Reports, we had market shares of 26.0% (vegetable oil), 41.7% (flour), 34.1% (biscuits sub-category), 27.0% (ready-mixed product) and 25.5% (bread crumbs), respectively, for the year ended November 30, 2016. Our full line of consumer products in our Retail Products segment and Branded Industrial Products segment includes over 600 products and approximately 700 stock keeping units, or SKUs, across seven different product categories.

        We benefit from top-of-mind referential brands, sophisticated food development capabilities and a well-established distribution network. Our operations are supported by strategically located, modern, innovative and efficient production facilities, as well as an extensive sourcing network of farmers located throughout Argentina, one of the world's most productive agricultural areas.

        We operate with the goal of adding value to agricultural products in which Argentina, our primary market and location of our principal sourcing activities, has natural competitive advantages. We achieve this through a history of continued expansion following a strategy of vertical integration. We benefit from having the largest milling capacity in Argentina, according to data from MAGyP, with an installed milling capacity of 3.12 million tonnes and, according to FAIM, we are the largest producer of wheat flour in Argentina in 2016, processing over 28.5% of wheat in Argentina and, according to Euromonitor, we are the largest exporter of wheat flour in Argentina, exporting 57.9% of the total wheat flour exported from Argentina in 2016. We market and sell our wheat flour under our Cañuelas, Pureza and Florencia brands in our Retail Products segment and under our Cañuelas, MultiHarina, Pigue and Adelia Maria brands in our Branded Industrial Products segment.

        We source our agricultural products primarily from a network of more than 8,000 farmers, to whom we sell a variety of goods and services to support their production activities primarily in exchange for their agricultural products. Our sourcing activities are conducted through 62 branches, 44 one-stop supply stores and 21 conditioning and storage centers, covering a substantial portion of Argentina's productive agricultural areas, providing us access to large quantities of high quality agricultural products.

        Our operations include 21 production facilities located in Argentina, Uruguay and Brazil. We seek to market and sell our value-added retail food products across the region and take advantage of local opportunities in Uruguay, Brazil, Bolivia and Chile to expand our retail and industrial operations while relying on our competitive advantage in sourcing primary agricultural products from Argentina.

History

        We were founded in 1977 with the acquisition by our principal shareholders of Molino Cañuelas S.A., a small flour mill in Cañuelas in the province of Buenos Aires. Our principal shareholders, the Navilli family, have been in the food processing and flour milling business since 1931 through the ownership and operation of Molinos Florencia in Laboulaye, Córdoba to which they later added the Molino Adelia María, Molino Pigüé, and Molino Cañuelas Salta mills, and a plant for pasta production in Rio Cuarto, Córdoba.

        With the acquisition of Molino Cañuelas, we started an expansion strategy focused on adding value to agricultural products in which Argentina has a natural global competitive advantage in quality and cost, through the downstream expansion of our milling business into the development of manufactured products that are cost efficient, innovative and benefit from access to high quality inputs, technologically advanced manufacturing plants and a sophisticated distribution systems.

        In 1985, we expanded our business to the end consumer by complementing our pasta brands San Agustín and Múltiple, with the acquisition of a biscuits plant in Rosario, Santa Fe, and the launching of retail brands 9 de Oro for biscuits, Cañuelas for edible oil and Pureza for consumer flour. As our new retail brands gained market share and became leaders in their product categories, we extended the reach of our distribution capabilities to include access to the main supermarkets, retail chains and wholesale distributors.

        Implementation of our strategy required a sustainable supply of, and access to quality agricultural products as well as improved costs of raw material. Our principal shareholders acquired Compañía Argentina de Granos, S.A., and began working directly with farmers by selling them agricultural inputs and offering services to support their production processes primarily in exchange for their agricultural products, thus developing a strong relationship and loyalty that resulted in giving us sustainable access to agricultural products.

        In the early 1990s, with the advent of the Mercosur, we took our initial steps towards a regional expansion with the acquisition of a milling plant in Uruguay in 1994 and then later we commenced the operation of a mill in Bahia, Brazil in 2006. In 2012 and 2013 we opened subsidiaries for our commercial activities in Chile and Bolivia, respectively, where we had been selling our products for a number of years. We have successfully grown our presence in these markets since we started operations.

        As a complement to our regional expansion, in 1999, our affiliate MOLCA S.A., began operation of the Las Palmas port, which provided an important logistics link for our exports and operations of our business.

        Over the years, we have sought to consolidate our market position through our constant focus on quality and innovation. We have historically anticipated market trends by being first to launch innovations in our product offerings in Argentina that were later adopted by the broader market or required by law (as is the case for fortified flour in Argentina). Our brands also enjoy a premium status based on customer's perception of quality and healthiness.

        In the 2000s we began to complement our production processes with the design and manufacturing of our own packaging. Through the operations of Cañuelas Pack S.A. we develop innovative packaging solutions that complement the value proposition of our food products. Our innovative packaging solutions include our vegetable oil containers with harder material and ergonomically superior containers that facilitate handing, special pouring spouts that avoid spilling and hermetic containers for our all-natural yeast flour to avoid fermentation while in storage, among others. Through the operations of Cañuelas Pack we serve our own production as well as that of other food producers.

        In 2014, we made important investments in our Spegazzini facility for the production of frozen foods and introduced a new product category to capitalize on the growing adoption of convenience food formats in Argentina. Today, our Spegazzini facility boasts advanced technology in the production of frozen food products like pre-cooked pizzas, croissants and pastries, bread and our recently launched muffins and doughnuts. We sell our frozen food products through our distribution partners, including the largest supermarket chains in Argentina which also offer all of our dry-good products. In all of our retail product business lines, we complement our distribution with direct support to points of sale to end consumers, like our Puntos Caliente in supermarkets, which bake our frozen bread and pastries and sell them directly to customers in stands inside supermarkets and other retailers. We also developed direct sales to fast food restaurants. Most recently, in early 2017, we opened our first restaurant Pizza Alla Pala in Buenos Aires, where we sell our own pizza directly to customers.

        In 2016, we expanded our presence in the flour milling industry through the acquisition of seven flour mills from Cargill, consolidating our market leadership to become the largest producer of wheat flour in Argentina, processing over 28.5% of total wheat in Argentina, according to FAIM. With an installed milling capacity of 3.12 million tonnes, according to MAGyP, we are uniquely positioning us to capitalize on future growth opportunities in the domestic and export markets. As a result of the Cargill Acquisition we have also become the number one exporter of wheat flour from Argentina, exporting 57.9% of the total wheat flour exported from Argentina in 2016.

        Currently, we have more than 600 consumer products, 21 mills and food production facilities, more than 3,000 employees and a reputation for quality products among our customers and consumers.

Our Corporate Structure and the Reorganization

        During the fiscal year ended November 30, 2016, and subsequent to the end of the fiscal year but prior to the effectiveness of the Global Offering, our principal shareholders elected to complete a reorganization of Molino Cañuelas S.A.C.I.F.I.A. and various other entities and businesses under the common control of our principal shareholders in order to organize all of our business activities under Molino Cañuelas S.A.C.I.F.I.A. We refer to this series of transactions as the Reorganization.

        The Reorganization consists of the following transactions:

  •
  on December 16, 2015, we acquired a portion of MOLCA S.A.'s port businesses and an option to acquire land to develop an industrial park;

  •
  on February 17, 2016, we acquired all of the outstanding ordinary shares of Alimentos Cañuelas Chile S.P.A. and Cañuelas Chile S.P.A., which are domiciled in Chile and engaged in the sale of food products, and all of the outstanding ownership interests in Empresa de Alimentos Cañuelas S.R.L. and Empresa de Servicios Molca S.R.L., which are domiciled in Bolivia and engaged in the sale of food products;

  •
  on June 4, 2016, we acquired all of the outstanding ordinary shares of Moinho Cañuelas Ltda., which is domiciled in Brazil and engaged in the sale of food products;

  •
  on August 26, 2016, we acquired the export business of Compañía Argentina de Granos S.A., which is domiciled in Argentina;

  •
  on December 1, 2016, we acquired the following businesses from Compañía Argentina de Granos S.A.: (i) the sale of products and services to farmers, and (ii) the purchasing, drying, storage and sale of agricultural products and the logistics services related thereto;

  •
  on December 1, 2016, we acquired all of the outstanding shares of Molino Cañuelas S.A. (Uruguay), which has operations and activities in Uruguay and engaged in the acquisition, storage and commercialization of agricultural products;

  •
  on February 27, 2017, we acquired Megaseed S.A., which is domiciled in Argentina and is engaged in research and development of traits in wheat;

  •
  on February 28, 2017, we acquired all of the outstanding shares of Molino Americano S.A., which is domiciled in Argentina and is engaged in the acquisition, storage and commercialization of agricultural products;

  •
  on February 28, 2017, we acquired Molinos Puntanos S.A., which is domiciled in Argentina and is engaged in the manufacture and sales of flour and flour by-products;

  •
  on February 28, 2017, we acquired all of the outstanding shares of Molinos Florencia S.A., which is domiciled in Argentina and engaged in the acquisition, storage and commercialization of agricultural products; and

  •
  on April 1, 2017, we acquired the packaging business of Cañuelas Pack S.A., which is domiciled in Argentina and is engaged in the production and sale of packaging materials.

        The total consideration for these acquisitions amounts to AR$7,800 million. As of November 30, 2016, we had paid AR$310 million of the foregoing amount. In the six-month period ended May 31, 2017, we paid the remaining AR$7,490 million in consideration due in connection with the

Reorganization, which payment consisted of AR$6,412 million in cash and AR$1,078 in the assumption of liabilities belonging to Compañía Argentina de Granos S.A.

        The assets and liabilities of the entities and businesses acquired as part of the Reorganization included in our audited consolidated combined financial statements corresponds to the historical amounts in the individual financial statements of the combined entities (i.e. predecessor values). As described elsewhere in this prospectus, any consideration given or received in relation to transactions are recognized directly in equity as withdrawals or contributions at the acquisition date. Several of the acquisitions conducted in connection with the Reorganization did not occur by the end of the fiscal year ended November 30, 2016, and, therefore, the impact of the Reorganization payments or consideration made after November 30, 2016 in connection with the Reorganization and the assets and liabilities transferred to us in connection therewith are not fully reflected in our consolidated combined statement of financial position and consolidated combined statements of equity as of and for the fiscal year ended November 30, 2016. As of November 30, 2016, the pending consideration for such transactions totaled AR$7,490 million. In the six-month period ended May 31, 2017, we paid the remaining AR$7,490 million in consideration due in connection with the Reorganization, which payment consisted of AR$6,412 million in cash and AR$1,078 in the assumption of liabilities belonging to Compañía Argentina de Granos S.A. All the assets and liabilities acquired and the consideration paid by us in connection with the Reorganization are reflected in our unaudited interim consolidated combined statement of financial condition as of May 31, 2017. For more information on the Reorganization and the consideration provided in connection therewith, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Reorganization". For a further description of the predecessor basis accounting method under IFRS used in connection with the Reorganization, see Note 2.4.4 to our audited consolidated combined financial statements and Note 1.2 to our unaudited interim consolidated combined financial statements.

        The following charts shows our corporate structure and our material subsidiaries before and after the Reorganization:

Combined Entities Prior to the Reorganization

 Post-Reorganization Ownership Structure

(i)
The Navilli family consists of Mr. Aldo Navilli, Mr. Ricardo Navilli, Mr. Carlos Navilli and Ms. Adriana Navilli, all of whom are siblings, and Mr. Marcos Villemur, who is Adriana Navilli's son. Each of Aldo Navilli, Ricardo Navilli and Carlos Navilli holds 25% of the interest or shares held by the Navilli Family in each entity. Adriana Navilli and Marcos Villemur own 20% and 5%, respectively, of the interest or shares held by the Navilli Family. See "Principal and Selling Shareholders".

(ii)
Represents businesses of each entity acquired by us in the Reorganization.

Key Strengths

        Referential brands and strong market share in many of our retail products.    Our referential brands are among the most well-known and traditional names in Argentina. Certain of these referential brands, notably 9 de Oro, can be found in all major retailers in Argentina and, we believe as a result, in nearly every household in the country. Complementing our brand portfolio in our biscuits, cookies and crackers segment, we offer crackers under our Paseo brand and cookies under our Cukis brand. We believe our flour products sold under our market-leading brands Pureza and Cañuelas are chosen by customers for their perceived high quality and healthiness and reputation for innovation through the various types of ready-mixed flours we offer. In vegetable oils, our Cañuelas brand enjoys positioning as a premium product and is recognized for its quality, superior packaging and healthy attributes. Our ready-mixed product portfolio includes flour mixes under the Pureza and Mamá Cocina brands. Other brands include San Agustín, Florencia and Múltiple. We believe that our focus on providing consumers with products that offer them solutions helps us maintain and strengthen our brands' top-of-mind recognition. Part of our brand strength is reflected in strong market share across our various product categories. For example, in Argentina, according to the Nielsen Reports or CCR Reports, using annual market share measured through November 30, 2016, we had market shares in Argentina of 26.0%

(vegetable oil), 41.7% (flour), 34.1% (biscuits sub-category), 27.0% (ready-mixed products) and 25.5% (bread crumbs). As of March 31, 2017 according to Nielsen and CCR Reports, we had market shares in Argentina of 36.8% (flour), 36.2% (biscuits sub-category), 24.0% (ready-mixed products) and 26% (bread crumbs). We had a market share of 26.0% for vegetable oil as of April 30, 2017.

        Well-established distribution network for our Retail Products segment, which provides significant opportunities to expand product sales in Argentina and the region.    We have developed a strong distribution network for our Retail Products segment, including major retailers in the countries in which we operate, and we believe we are able to leverage these relations to further expand regionally. We distribute our retail products through a wide variety of retail and other distribution channels, including some of the largest supermarkets in Argentina (such as Cencosud, Walmart and Carrefour), third-party distributors and other retailers such as small stores and fast food venues (including McDonald's and Subway) and gas stations (such as those owned by Shell and YPF). We believe our distribution network provides us with significant cross-selling opportunities that allow us to introduce new products under existing or new brands. For example, our distribution network allows us to launch products made from newly sourced agricultural products, such as rice crackers, and effectively reach customers. Similarly, we supply frozen food products for McDonald's in Uruguay and flour to Walmart in Chile. Moreover, we believe we have developed an extensive frozen distribution channel which includes affiliated refrigerated car services and intermediate refrigerated storage warehouses, allowing us to expand the reach of our frozen food product operations.

        Well positioned to capture expected growth opportunities in Argentina and the region.    We believe our strong position in all three of our business segments is driven by, among other things, the economies of scale we have achieved, our longstanding relationships with a network of suppliers and customers, our significant production and sourcing capacity, our commitment to technological development, and our experience in the food business. We regularly seek to implement technological innovations in production processes in order to improve efficiency, maintain our operational excellence and develop new solutions for our customers. As a result, we have significantly improved our productivity and operating costs in recent years as evidenced by our increased installed milling capacity and increased production capacity of our food production facilities. Our cost-effective and technologically advanced production processes make our products high quality and cost-competitive and provide stable cash-flow even during economic downturns, particularly as many of our products are basic staples of our consumers' diets.

        Competitive advantage based on our access to Argentina's high quality primary agricultural products at the lowest cost.    Our sourcing operations are primarily located in Argentina, which benefits from significant environmental, climatic and agricultural advantages relative to the rest of the region, including the relatively high fertility and productivity of its soil. This strategic advantage, together with the strength of our supply chain, provides us access to a stable and secure supply of high quality agricultural products at competitive prices. In addition, we believe that the scale of our sourcing and industrial food operations makes us the preferred business partner to the more than 8,000 farmers that sell their agricultural products to us and to other producers of retail products who buy our industrial food products. The scope of our sourcing capacity allows us to maximize the value of the agricultural products that we source, by directing them to the most profitable uses in our production processes and sales activities. We also benefit from our extensive infrastructure, including our conditioning and storage centers distributed across a substantial portion of Argentina's productive agricultural area.

        Vertically integrated business model.    Our involvement in each step of the value chain allows us to achieve economies of scale, save on costs, ensure the highest product quality and increase revenues through product innovation involving high levels of technology and automation. We also seek to enhance customer and producer loyalty through the reliability of the services offered in our sourcing business, the recognized quality of our products and the reach of our distribution network. At the same time, our vertical integration gives us a greater knowledge of trends in consumer demand and allows us to recognize market opportunities for future growth. For example, we developed a high oleic vegetable oil in hand with the cultivation of high oleic sunflower seeds by a select group of our most loyal farmers, which, following a testing period, was launched into production for processing in our industrial facilities. We packaged this new oil with our differentiated packaging and sold it under our well-recognized Cañuelas brand so as to offer a premium oil for health conscious customers. Similarly, our recently launched frozen food products line leverages the high quality of our flour, the advanced technology of our Spegazzini facility and the established distribution network of our existing retailers to reach end customers. The scale in every step of our production and distribution processes allows us to test new products and ideas without compromising significant additional resources and improving the speed to market and marginal returns.

        Business model naturally hedged to currency fluctuations and prices of agricultural products.    Historically, we have been able to increase the price of the food and agricultural products we sell to match increases, in U.S. Dollar terms, of our raw materials. As a result, prices for our retail products in our principal market of Argentina have historically recovered in U.S. Dollar terms following sharp movements in the international prices of agricultural products or the exchange rate of the Peso. These price increases have helped protect our profitability, in U.S. Dollar terms, from the effects of fluctuations in the prices of agricultural products or the devaluation of the Peso. Additionally, approximately 37% and 30.4% of our net sales in 2016 and the six-month period ended May 31, 2017, respectively, were exports, which are priced in U.S. Dollars and based on the international prices of the agricultural products we buy.

        Inelastic demand for our products.    Most of our products constitute staples of the standard consumer basket of food products. As a result, demand for our products has proven to be somewhat resistant to economic downturns as demand has remained stable in spite of reduced spending power on the part of customers. Similarly, the relatively resilient demand for our products has allowed us to adjust our prices by closely following movements in prices of agricultural products, thereby helping to preserve our margins.

        We benefit from an experienced management team with a successful track record of value creation.    Our executive officers have extensive experience in the food industry and have a track record of improving operating efficiency and managing costs. Our management team and other professionals are highly trained, and we have a results-oriented corporate culture that is focused on reducing operating costs and increasing revenues through a continuous focus on process improvement. We operate under a group of principles and tools that we believe constitute a proven methodology to maximize management effectiveness. This process implies a long-term commitment to measure, administer and improve our main processes. The goal of this process is to meet or exceed customers' expectation with the optimal use of our resources.

Business Strategy

        Our mission is to add value to the agricultural products we source in which Argentina has a natural competitive advantage compared to the region. We seek to execute our mission through a vertically integrated business model that focuses on innovation and seeks to capture market opportunities through the launch of new products and the penetration of new markets.

        We believe the strength of our vertically integrated business model and our new business evaluation criteria help us to achieve synergies between our new products and our existing businesses. We aim to launch products where we can achieve cost leadership, quality recognition and a strong position in market share. The evaluation criteria that forms our business strategy framework is illustrated in the chart below.

        The three growth vectors that comprise our business strategy are:

        Continue to introduce new products in our existing product categories.    Our research and development operations are constantly working to bring new and innovative products that leverage the strength of our existing brands and cost efficiencies while responding to growing consumer demand for healthy and convenient retail products. For example, we were the first Argentine food company to sell flour fortified with vitamins (before legislation was passed making it mandatory for all producers) as well as value-added flour products with natural yeast, including pre-mixed pizza dough, under our Pureza brand. Similarly, we recently launched rice crackers under our Retail Products segment to meet consumer demand while maximizing the sourcing opportunities available in our Agro-Services and Sustainable Sourcing segment. We have also launched a line of high-oleic sunflower oil which leverages the strength of our Cañuelas brand and the depth of our sourcing network. We may further build upon our success in the frozen food and food service business by potentially increasing the size of our Spegazzini facility, which uses highly automated production processes. Our frozen product line is currently launching ready-made products, such as doughnuts and muffins.

        Continue to diversify into new product categories by leveraging on the strengths of each of the steps of our production process.    We believe that our integrated supply chain in conjunction with our experience in Retail Products allows us to successfully take new products from idea to execution phase swiftly and effectively. More recently, in 2016 we expanded into the frozen food business line through new direct-to-consumer retail products under our Mamá Cocina brand. Following construction, our Spegazzini facility started producing and commercializing frozen food products (including pre-baked bread, croissants and pizzas) through retailers and food services stores, all of which we intend to distribute through our existing frozen distribution channel.

        Continue to increase our market presence in the region.    We believe that our existing distribution network, our efficient production processes and high quality products make it easier for us to rollout new products in the region for which there might be significant demand. In particular, we plan to leverage our distribution network with Cencosud, Walmart and Carrefour to introduce new products in the region. Similarly, in Uruguay, we are currently present through various recognized brands and we expect to launch new retail products. In Brazil, we intend to use our experience in flour production and branded industrial products sales to commercialize branded consumer food products reformulated to match the tastes of the Brazilian market. We also plan to foster our commercial efforts in Chile and Bolivia by integrating the supply chain from our food production facilities located in the northern and western parts of Argentina and exporting tailor made products into both countries through our existing commercial offices. As part of these efforts, we will seek to leverage our existing relationships with customers with which we already do significant business in Uruguay and Chile. In addition, following the increase in milling capacity resulting from our recent Cargill Acquisition, we will seek to source more agricultural products in order to increase the production of our retail and branded industrial products and commercialize such products from our Retail Products and Branded Industrial Products segments into Brazil, Chile, Uruguay and Bolivia. In addition, we are planning the development of Five Nations Industrial Park right next to the Las Palmas port in Argentina, through which we will seek to attract businesses, such as other consumer food product producers, that may benefit from the competitive advantages created by our sourcing operations, product manufacturing capabilities, distribution network in Argentina and export capacity through the Las Palmas port. We expect to continue to identify and opportunistically open new markets in countries or regions where we believe we have commercial, productive and/or logistical competitive advantages.

Business Segments

        Our business consists of three operating segments, which we refer to as our Retail Products, Branded Industrial Products and Agro-Services and Sustainable Sourcing segments. We describe each of our segments in detail below.

        The table below provides a breakdown of the net sales and Adjusted Segment EBITDA attributable to each of our business segments for the six-month period ended May 31, 2017 and for the fiscal year ended November 30, 2016:

	For the Six-Month Period Ended May 31, 2017		For the Fiscal Year Ended November 30, 2016
	Net Sales	Adjusted Segment EBITDA	Net Sales	Adjusted Segment EBITDA
	(in thousands of Pesos)
Business Segment
Retail Products	2,474,779	259,331	3,717,638	568,793
Branded Industrial Products	4,600,369	247,977	12,738,399	1,137,416
Agro-Services and Sustainable Sourcing	8,071,111	334,643	23,284,411	570,550
Adjustment for intersegment sales	(3,705,041)	N/A	(7,422,748)	N/A

Total	11,441,218	841,951	32,317,700	2,276,759

Geographic Sales

        The following table provides a breakdown of our net sales by geographic markets for the six-month period ended May 31, 2017 and for the fiscal year ended November 30, 2014, 2015 and 2016:

	For the Six-Month Period Ended May 31,	For the Fiscal Year Ended November 30,
	2017	2016	2015	2014
	(in thousands of Pesos)
Argentina	7,962,096	20,342,731	13,040,742	11,797,195
Bolivia	395,206	380,539	188,104	273,352
Brazil	710,139	1,055,966	809,093	713,433
Chile	66,977	155,402	422,897	208,130
Uruguay	321,494	506,283	446,201	563,586
Rest of America	47,433	320,679	210,305	545,030

Americas	9,503,345	22,761,600	15,117,342	14,100,726
Other countries	1,937,873	9,556,100	7,017,050	5,720,473
Total	11,441,218	32,317,700	22,134,392	19,821,199

        In addition to our export sales in the Americas, we sell products primarily from our Agro-Services and Sustainable Sourcing segment to buyers in various other countries outside of the region. In the fiscal year ended November 30, 2016 we had exports of 308,600 tonnes to Vietnam (which we supplied with soy flour and corn), 262,558 tonnes to China (which we supply with soybean and processed soy), 199,494 tonnes to Egypt (which we supply with flour, corn, soybeans, soy oil and soy flour), 157,175 tonnes to Spain (where we export soy flour and other products), 133,450 tonnes to Malaysia (which we supply with corn and soy oil), 123,613 tonnes to India (where we export primarily soy oil), 96,225 tonnes to Poland (which we supplied with soy flour) and 86,967 tonnes to Algeria (which we supply with corn, soy oil and soy flour) among others. For the fiscal year ended November 30, 2016, our total export sales to countries outside of the Americas was AR$9,556 million.

        In the six-month period ended May 31, 2017 we had exports of 91,650 tonnes to Vietnam (which we supplied with soy flour and corn), 135,815 tonnes to China (which we supply with soybean and processed soy), 20,000 tonnes to Egypt (which we supply with flour, corn, soybeans, soy oil and soy flour), 52,000 tonnes to Malaysia (which we supply with corn and soy oil), 3,500 tonnes to India (where we export primarily soy oil), and 87,522 tonnes to Algeria (which we supply with corn, soy oil and soy flour) among others. For the six-month period ended May 31, 2017, our total export sales to countries outside of the Americas was AR$1,938 million.

        The total amount of our export sales for the fiscal years ended November 30, 2014, 2015, and 2016 was AR$8,024 million, AR$9,094 million and AR$11,975 million, respectively, or 40.5%, 41.0%, and 37.1% of total net sales, respectively. The total amount of our export sales for the six-month periods ended May 31, 2016 and May 31, 2017 was AR$4,452 million and AR$3,479 million, respectively, or 30.3% and 45.3% of total net sales, respectively.

Retail Products

        Through our Retail Products segment, we offer more than 200 products through our recognized brands across a variety of categories, including flour, vegetable oil, biscuits, cookies and crackers, ready-mixed flour, bread crumbs, frozen foods and pasta. We market these products under the following recognized brands in Argentina: 9 de Oro, Pureza, Cañuelas, Mamá Cocina, Multiple, Broche de Oro, Florencia, San Agustín, Cukis and Paseo, among others, and also under more recently launched brands such as Pizza Pietro and Horno Casero. We manufacture our retail products in our own production facilities, including our recently completed Spegazzini facility, which has advanced production technology.

        Our Spegazzini facility is our most recent and most significant investment aimed at expanding our product offerings in our Retail Products segment. We have invested more than US$100 million in the construction of modern continuous production lines for pre-cooked pizzas, croissants and pastries, breads and, most recently, doughnuts and muffins. We choose only the finest flour for the elaboration of our bread and pastries that are then baked and sold directly to customers. The plant is complemented with storage and distribution equipment for frozen food products. We plan to increase capacity of frozen food products line as sales of our frozen food products continue to grow.

        We sell our retail products to consumers in Argentina and across the region through a variety of distribution channels, including large supermarkets (such as Walmart, Carrefour, Cencosud and DIA), wholesalers and other third-party distributors, supplemented by smaller points of sale, including gas stations (such as those owned by Shell and YPF) and convenience stores and fast food restaurants (such as McDonald's and Subway). We also produce white label versions of several of our retail products, including flour and vegetable oil, which we sell to key customers as an importance source of additional volume.

        We have expanded the reach of our Retail Products by the introduction of new distribution formats that seek direct contact with the end customer. Through our Puntos Caliente, we provide direct technical support to points of sale that bake and offer our products directly to consumers in stands inside our distribution partners like supermarket chains. We have also recently launched our own restaurants. In Buenos Aires, we recently opened Pizza Alla Pala where we offer pizza from our own production directly to consumers. We seek to enhance our knowledge of our customers' through these direct points of sale and to continue consolidating the top-of-mind status of our Retail Products offerings.

        Our frozen food products are also part of our broader list of white label products we offer to our distribution partners. By providing excellent product quality for their private labels, we became strategic partners with large supermarket and retail chains and improved our knowledge of consumer tastes. This knowledge has allowed us to later develop our own retail products for the flour, vegetable oils, biscuits, cookies and crackers, ready-mixed, bread crumbs, frozen foods and pasta product categories. In many cases, our knowledge of retailers and consumers allowed us to pioneer ahead of our competitors.

        We believe that our retail products are geared towards offering solutions to consumers through both improved quality and product innovation. Our innovations include self-rising flour with natural yeast, moisture resistant packaging for flour, spill-proof pour spouts for vegetable oil, and other products designed to provide ready-made solutions for our consumers.

        The breadth and scale of our retail product offerings has allowed us to achieve low distribution costs along with strategic importance to the largest retail distributors and supermarket chains in the markets in which we operate. Over time, as sales of our retail products continue to grow, we expect to benefit from our strengthened relationships with retailers and our low distribution costs to be able to more swiftly and more efficiently launch new products and new product categories.

        For the fiscal year ended November 30, 2016, our Retail Products segment generated AR$3,718 million in net sales, or 12% of our total net sales, and AR$569 million of Adjusted Segment EBITDA, or 25% of our Total Adjusted Segment EBITDA. For the fiscal years ended November 30, 2014 and 2015, our Retail Products segment generated AR$2,393 million and AR$2,461 million of net sales, respectively, or 12% and 11%, respectively, of our total net sales and AR$313 million and AR$220 million of Adjusted Segment EBITDA, respectively, or 35% and 20%, respectively, of our Total Adjusted Segment EBITDA.

        For the six-month periods ended May 31, 2016 and May 31, 2017, our Retail Products segment generated AR$1,607 million and AR$2,475 million in net sales, respectively, or 13% and 22% of our total net sales, respectively, and AR$232 million and AR$259 million of Adjusted Segment EBITDA, respectively, or 27% and 31% of our Total Adjusted Segment EBITDA, respectively. Below is an overview of our Retail Product segment product launches:

Historical Product Launches

        According to the Nielsen Reports and CCR Reports, for the fiscal year ended November 30, 2016, our Retail Products segment had market shares of 26.0% (vegetable oils), 41.7% (flour), 34.1% (biscuits sub-category), 27.0% (ready-mixed products) and 25.5% (bread crumbs), respectively. As of March 31, 2017 according to Nielsen and CCR Reports, we had market shares in Argentina of 36.8% (flour), 36.2% (biscuits sub-category), 24.0% (ready-mixed products) and 26% (bread crumbs). We had a market share of 26.0% for vegetable oil as of April 30, 2017.

Retail Product Market Opportunities

        New trends in consumption, the expanding role of women in modern life and the trend toward healthier eating habits, are among the challenges that we face as a company. We believe that our market and consumer understanding will give us the opportunity to fulfill the needs of consumers with our extensive portfolio. We seek to develop products that become solutions for, and partners in the kitchen with, today's women. We believe we offer the modern woman numerous solutions to feeding her family, combining homemade qualities, nutritious options, practicability and healthfulness, while also allowing home cooks to add their own personal touches. We recognize that these home cooks are not only moms, but also wives, co-workers and friends, who enjoy nourishing their family and enjoy free time for themselves, as well. It is for these women that we target many of our branded retail food products.

  •
  As the charts below show, the market for our retail products has experienced steady and positive growth in the region and in Argentina despite swings in economic activity.

  •
  Within the packaged foods category, which comprises most of the products we sell in our Retail Products segment, the convenience food category involving ready meals, meal kits and pizzas has been growing at rates between 7.0% and 7.6% in the region and between 7.8% and 10.7% in Argentina from 2012 to 2016, according to Euromonitor. Additionally, within the convenience food category, pizza has had a 10.1% CAGR in Argentine sales from 2012 to 2016, according to Euromonitor. In Argentina, the growth in sales of packaged foods from 2012 to 2016 was primarily driven by a combination of marginal growth in consumption per capita and an increase in population.

  •
  According to Technavio, the frozen foods market grew at a 2.6% rate globally in 2016 and is expected to accelerate to 3.2% growth by 2020. According to the article titled "Combo anticrisis: pizzas y empanadas, los ganadores de una industria con hambre de reactivación," which was published on May 24, 2017 in one of the leading Argentine newspapers, La Nación, the frozen pizza market in Argentina has grown significantly in recent years, increasing units sold from 2.5 million to 5.5 million in the last two years. While no statistics are available about growth in the frozen foods market in the countries in which we operate, the frozen food category is significantly less developed vis-à-vis other regions and, as a result, we believe, offers higher growth potential. Our recently launched frozen foods category seeks to capitalize on the growth of the frozen food market, including offerings of ready-to-consume products such as pastries, croissants and pizzas.

  •
  With our direct-to-consumer distribution formats such as Puntos Calientes and our recently opened restaurant Pizza Alla Pala, we seek to capitalize on the growth of quick service restaurants and takeaway food markets. According to Technavio, global quick service restaurants' sales grew at a rate of 3.5% in 2016, and are expected to accelerate to 4.5% growth by 2020. While no statistics are available about the growth of quick service restaurants and takeaway food models in specific markets in which we operate, the drivers typically viewed as contributing to this growth, such as a more hectic lifestyle and the need to save time in traffic, are present in all of our markets.

  •
  We intend to develop a franchise model for our restaurant Pizza Alla Pala once we have refined our product offering and business model. According to the article titled "Las franquicias se preparan para dar otro salto en 2017," which was published on December 31, 2016 in one of the leading Argentine newspapers, Clarín, the number of franchise brands in Argentina is expected to grow by 20% in 2017. Furthermore, according to the May 24, 2017 La Nación article mentioned above, approximately 40% of the franchises in Argentina are related to the food business, with a strong representation of pizza and empanadas. This franchise model would allow for the development of a direct-to-consumers distribution model with low investment and the potential to generate a steady stream of service fees in addition to the sale of our frozen products.

Regional(1) Packaged Food Sales ('000 Tonnes)	Argentina Packaged Food Sales ('000 Tonnes)

Source: Euromonitor, IMF and INDEC	Source: Euromonitor, IMF and INDEC
(1) Includes Argentina, Bolivia, Brazil, Chile and Uruguay

Regional(1) Convenience Food Sales (mm kg)	Argentina Convenience Food Sales (mm kg)

Source: Euromonitor, IMF and INDEC	Source: Canadean
(1) Includes Argentina, Bolivia, Brazil, Chile and Uruguay

        For further information on the CAGR amounts presented above, please see "Industry—Industry Overview—Packaged Food Industry" and "—Prepared Meals Market Trends".

Business Lines for Our Retail Products Segment

        The following table provides our market share, according to the Nielsen Reports or CCR Reports where indicated, for each of the business lines in our Retail Products segment:

Retail Products Business Lines	Brand(s)	Market Share	Main Competitors	Net Sales for the Six-Month Period Ended May 31, 2017 (in thousands of Pesos)	Percentage of Net Sales of the Retails Products Segment for the Six-Month Period Ended May 31, 2017	Percentage Increase (decrease) in Net Sales for the Six-Month Period Ended May 31, 2017 from May 31, 2016	Net Sales for the Fiscal Year Ended November 30, 2016 (in thousands of Pesos)	Percentage of Net Sales of the Retails Products Segment for the Fiscal Year Ended November 30, 2016	Percentage Increase (decrease) in Net Sales for the Fiscal Year Ended November 30, 2016 from November 30, 2015
Vegetable Oils(a)		26.0%	Aceitera General Deheza; Molinos Río de la Plata S.A.	927,908	37.5%	88.9%	1,364,457	36.7%	65.9%
Flour(b)		41.7%	Molinos Río de la Plata S.A.	833,703	33.7%	34.1%	1,239,125	33.3%	41.4%
Biscuits, Cookies and Crackers(c)		34.1% (g)	Bagley; Arcor-Danone; Mondelez	411,235	16.6%	33.6%	685,578	18.4%	48.5%

Retail Products Business Lines	Brand(s)	Market Share		Main Competitors	Net Sales for the Six-Month Period Ended May 31, 2017 (in thousands of Pesos)	Percentage of Net Sales of the Retails Products Segment for the Six-Month Period Ended May 31, 2017	Percentage Increase (decrease) in Net Sales for the Six-Month Period Ended May 31, 2017 from May 31, 2016	Net Sales for the Fiscal Year Ended November 30, 2016 (in thousands of Pesos)	Percentage of Net Sales of the Retails Products Segment for the Fiscal Year Ended November 30, 2016	Percentage Increase (decrease) in Net Sales for the Fiscal Year Ended November 30, 2016 from November 30, 2015
Ready-Mixed Products(d)		27.0%		Molinos Río de la Plata S.A.	43,185	1.7%	21.2%	53,224	1.4%	(5.1%)
Bread Crumbs(e)		25.5%		Molinos Río de la Plata S.A.	72,712	2.9%	26.1%	121,207	3.3%	31.6%
Frozen Food Products		N/A	(h)	Fargo; Pan Bimbo; Cremachel; and McCain Foods	144,387	5.8%	164.6%	160,457	4.3%	635.7%
Pasta		N/A	(f)	Molinos Río de la Plata S.A.	38,649	1.6%	4.9%	78,252	2.1%	(13.8%)
Other Products		N/A		N/A	3,000	0.14%	58.0%	15,338	0.4%	(61%)
Total Retail Products segment					2,474,779			3,717,638

(a)
Market share calculated by total volume of vegetable oils sold in Argentina by Molino Cañuelas S.A.C.I.F.I.A. divided by the total volume of vegetable oils sold in Argentina. Includes all of the brands in the supermarket category as reported in the April 2017 CCR Vegetable Oil Report.

(b)
Market share calculated by total volume of flour sold in Argentina by Molino Cañuelas S.A.C.I.F.I.A. divided by the total volume of flour sold in Argentina. Includes all of the brands in the supermarket category as reported in the March 2017 Nielsen Flour Report.

(c)
Market share calculated by total volume of biscuits sold in Argentina by Molino Cañuelas S.A.C.I.F.I.A. divided by the total volume of biscuits in sold Argentina. Includes all of the brands in the supermarket category as reported in the March 2017 CCR Biscuit Report.

(d)
Market share calculated by total volume of ready-mixed flour sold in Argentina by Molino Cañuelas S.A.C.I.F.I.A. divided by the total volume of ready-mixed flour sold in Argentina. Includes all of the brands in the supermarket category as reported by March 2017 Nielsen Ready-Mixed Products Report.

(e)
Market share calculated by total volume of bread crumbs sold in Argentina by Molino Cañuelas S.A.C.I.F.I.A. divided by the total volume of bread crumbs sold in Argentina. Includes all of the brands in the supermarket category as reported by March 2017 Nielsen Bread-Crumb Report.

(f)
We do not report market share for our pasta or our aggregate biscuits, cookies and crackers business lines or for the sub-categories of cookies and crackers as these market shares are insignificant and may not be indicative of our performance.

(g)
Corresponds to the market share for biscuits.

(h)
Due to the recent launch of our frozen food products business line, we currently have limited market share information available.

  Flour

        We offer a wide variety of consumer flours made from carefully selected wheat with specialized industrial treatments that result in high-quality products that are suitable for a variety of uses and consumer tastes. Our portfolio is composed of fortified refined flour, fortified ultra-refined flour, whole grain flour, self-rising flour and self-rising flours containing natural yeast (for bread or pizza making). In addition, we also sell flour-based retail products in larger packaging sizes to retailers in our food services channel.

        According to the 2016 Nielsen Flour Report, for the fiscal years ended November 30, 2014, 2015 and 2016, our flour business line had a 45.6%, 44.7% and 41.7% market share in Argentina, respectively. According to the March 2017 Nielsen Flour Report, our flour business line had a market share of 36.8% as of March 31, 2017.

        In Argentina, flour is graded by health standards as grade 0000, grade 000, grade 00, grade 0 or grade 1/2, which range from the maximum to the minimum range under regulation. Only grade 0000, 000 and self-rising flour (with natural or chemical leavens) are sold directly to consumers.

        As part of our commitment to product differentiation and innovation, we were the first producer in South America to offer self-rising flour utilizing 100% natural yeast and currently have over ten years of market presence. Our natural yeast-based self-rising flour took over two years to develop and required both innovation in yeast culture and in temperature resistant packaging. This innovative, convenient and solution-oriented product is an example of our production philosophy. In addition, we believe that our use of all natural yeast instead of chemical leavens contributes to our Pureza brand's image as wholesome and natural.

  Sales and Marketing

        We sell our flour products under the Pureza, Cañuelas, Florencia and San Agustín brands, which are currently offered in the market standard 1 kg packaging presentation.

        Our Pureza brand is a leading top-of-mind brand in different flour types. It is produced from a conventional milling process and later fortified with vitamins, iron, calcium and folic acid. Following our strategy of product differentiation, Pureza is a leading brand, according to the 2016 Nielsen Flour Report, through which we pioneered the production and sale of fortified flour in Argentina and provides an innovative moisture resistant and user-friendly packaging. We have further differentiated this product by including specialized all natural self-rising flour for both pizza and bread.

        Our Pureza brand products are made from carefully selected wheat, which is filtered through additional sieves to ensure less clumping than flour prepared through a conventional milling process. We believe that processes like this one allow us to produce value-added products.

        In the fortified flours sub-category, we are active in the refined, ultra-refined and whole wheat product categories. According to the 2016 Nielsen Flour Report, our Cañuelas brand is the market leader in Argentina in the 000 wheat flour category.

        Our Florencia flour brand is a regional brand in Argentina, popular in the province of Córdoba and other nearby regions outside the Greater Buenos Aires region. The brand has a historical presence in these areas and is preferred by local consumers.

        Our San Agustín flour brand is our value brand and provides a competitive quality offering.

  Competition and Market Position

        As pricing in the flour market is very competitive, consumer choices are based on brand recognition, perceived quality and other attributes. Our primary competitor in our flour business line is Molinos Río de la Plata S.A., which presents many similar product offerings in some of the product categories in which we are present, but not all. The flour market in Argentina is typically subdivided into the following four product categories: grade 000 flour, grade 0000 flour, self-rising and special-purpose flours.

        According to the 2016 Nielsen Flour Report, we are the leading producer and marketer of direct-to-consumer flour in Argentina. For the fiscal year ended November 30, 2016, our flour business line had an overall market share of 41.7%. According to the March 2017 Nielsen Flour Report, our flour business line had a market share of 36.8% as of March 31, 2017.

  White Label

        We produce white label flour products for strategically selected customers in order to meet our production and volume goals and create value for our Retail Products segment by allowing us to build strong ties with retailers and improve our own products by meeting their quality standards. Our white label production is also an important tool for learning consumer tastes prior to new product launches under our own brands. Our white label output is not accounted for in our market share measurements. We currently produce white label flour products in Argentina for the Carrefour, DIA, Great Value (a Walmart brand), Maroleo (Maxiconsumo wholesale) and Coto brands and other private labels for large supermarket chains in Uruguay, such as Tienda Inglesa and Tata.

  Vegetable Oil

        We offer a broad array of vegetable oils to consumers in varying sizes and formats that are designed to meet consumer needs. According to the 2016 CCR Vegetable Oil Report, our vegetable oil business line had a 26.0%, 25.7% and 26.0% market share in Argentina for the fiscal years ended November 30, 2014, 2015 and 2016, respectively. According to the April 2017 CCR Vegetable Oil Report, our vegetable oil business had a market share of 26.0% as of April 30, 2017.

  Sales and Marketing

        Our vegetable oil offerings encompass sunflower oil, high oleic sunflower oil, corn oil, high oleic sunflower oil blend with extra virgin olive oil and a soy oil blend, and extra virgin olive oil featuring soft, classic and intense flavor versions in order to satisfy different consumer tastes. We offer different package sizes ranging from 0.5 to 1.5 liters. We also offer a variety of vegetable oils in special sizes for the food service and restaurant sales channels. Our olive oil is purchased in bulk from third-party manufacturers and all of our other vegetable oils are distilled by us.

        According to the 2016 CCR Vegetable Oil Report, our Cañuelas brand has the third highest market share in vegetable oil in Argentina, with a 19.9% market share and offers innovative packaging with a pouring spout and an ergonomic bottle. We market our vegetable oil products under the Cañuelas, Broche de Oro and San Agustín brands, with our San Agustín brand representing a value for money proposition to our customers. Our Broche de Oro brand is specially designed for our food service channels, as described in "Business Lines for our Retail Products Segment—Food Service Frozen Food Products".

        We consider differentiation through product innovation to be a key part of our strategy when launching new products. Our vegetable oil containers benefit from ergonomic design, are made from stronger PET material than our competitors and have a registered proprietary dosage controller nozzle to help our consumers economize on use and avoid spilling.

        As part of our commitment to developing our product portfolio, we have developed our high oleic sunflower oil products. This product was developed in part by promoting the increased cultivation of high oleic sunflower seeds by a select group of our most loyal farmers. After a testing period, such farmers cultivated these high oleic sunflower seeds and sold them to us for processing at our oil manufacturing plants. Our high-oleic sunflower oil provides consumers with an opportunity to prepare healthy and natural dishes. We offer high oleic sunflower oil in 1, 1.5 and 5-liter containers. For a further description of our efforts to encourage production of specific agricultural product inputs, see "Business—Business Segments—Agro-Services and Sustainable Sourcing—Sustainable Sourcing".

  Competition and Market Position

        According to the 2016 CCR Vegetable Oil Report our primary competitors in the vegetable oil business line are Aceitera General Deheza, and Molinos Río de la Plata, which together hold over 50% of the market share. The total size of the vegetable oil market in Argentina is 145,967 tonnes according to the 2016 CCR Vegetable Oil Report. Our two primary competitors present similar product offerings in all of our product categories. According to the 2016 CCR Vegetable Oil Report, our market share for vegetable oil is 26.0% for the year ended November 30, 2016. According to the April 2017 CCR Vegetable Oil Report, our vegetable oil business had a market share of 26.0% as of April 30, 2017.

  White Label

        As we do with certain of our other retail products, we also produce white label vegetable oil products for strategically selected customers. Our white label production is also an important tool for learning consumer tastes prior to new product launches under our own brands. Our white label output is not accounted for in our market share measurements. We currently produce white label vegetable oil products in Argentina for the Carrefour, DIA, Great Value (a Walmart brand), Maroleo (Maxiconsumo wholesale) and Coto brands and for other private labels of large supermarket chains in Uruguay, such as Tienda Inglesa and Tata.

  Biscuits, Cookies and Crackers

        We produce biscuits, cookies and crackers through our established brands: 9 de Oro, Paseo and Cukis.

        Our biscuits products include classic, bittersweet, bran, light, sugary mini scones and our recently launched gluten-free rice biscuits. Our products are sold in the 200g and 210g packaging and light biscuits in 170g packaging. Our new rice biscuits are also sold in 100g and 50g packaging.

        Our crackers are primarily made from our ultra-refined flour and vegetable oil and contain no trans-fats. We offer several cracker varieties in Mini Crackers, Mini Crackers Bran, Mini Crackers 5 Seeds and Mini Crackers Sesame. Our products are sold in packaging sizes of 300g and 150g. We also produce sweet cookies with different jam fillings and a lighter and softer dough.

        According to the 2016 CCR Biscuit Report, our biscuits products had a 34.8%, 37.5% and 34.1% market share in Argentina, respectively, for the years ended November 30, 2014, 2015 and 2016. According to the April 2017 CCR Biscuit Report, our biscuit products had a market share of 36.2% as of April 30, 2017.

  Sales and Marketing

        We sell our biscuits, crackers and cookie products under the 9 de Oro, Paseo and Cukis brands. Our 9 de Oro brand is our oldest and most well-known brand and is a top-of-mind brand in the biscuits, cookies and crackers business line. According to the 2016 CCR Biscuit Report, our 9 de Oro products are viewed by consumers as a high-quality, value-added products derived from baked goods with artisanal characteristics. Our marketing of this brand has historically been associated with sporting events, such as car-racing and soccer. Based on our analysis of market share figures provided by 2016 CCR Biscuit Report, our 9 de Oro brand is benefiting from the broader growth trend in the cookies, crackers and biscuits product categories.

        Our Paseo brand is associated with healthy, light snacks. Its products are characterized by smaller portions and have an innovative bag-style presentation designed for consumption by multiple people, a feature that differentiates the brand, which has grown its sales volume from 73,456 tonnes to 75,608 tonnes from the fiscal year ended November 30, 2015 to the fiscal year ended November 30, 2016. The latest growth in sales volume of our brand Paseo has been driven by the addition of new products with added value (such as our Semillas (seeds) and Sin Sal (no salt) lines and other lines which use a mixture of cereals) and a product reformulation designed to improve the brand's health value (for example through the replacement of animal fats with high oleic oil from plant origin and the removal of trans fats).

        Our Cukis brand, is a competing option in the market for sweet cookies. The products offer a combination of natural fruit jams and a light, soft and lighter dough, a type of cookie that is known in Argentina as pepas. Our Cukis brand was the first to offer a mixed variety of jam flavors, such as quince, raspberry, cranberry and passion fruit.

  Competition and Market Position

        The biscuits, cookies and crackers business line represents a total market size in Argentina of 527,000 tonnes per year. According to INDEC, for 2016 the estimated population in Argentina is

43,590,000, which corresponds to a consumption rate of biscuits, cookies and crackers of approximately 12.09 kg per capita.

        We believe that Molino Cañuelas is one of the key players in the biscuits product category. This product category is our most significant source of sales and revenue in our biscuits, cookies and crackers business line. According to the 2016 CCR Biscuit Report, for the fiscal year ended November 30, 2016, the biscuits product category in Argentina were led by Bagley, Arcor-Danone and Mondelez, which together had over 30% of aggregate market share in the biscuits categories. We do not currently have aggregate market shares for the entire biscuits, cookies and crackers business line as it is. Our market share in other subcategories of biscuits, cookies and crackers is not significant due to our smaller position and more recent product launches.

  Ready-mixed Products

        We offer a wide range of ready-mixed products including special flour blends for pizza, gnocchi, chipa (cheesy bread), spinach croquettes and crepes.

        According to the 2016 Nielsen Ready-Mixed Products Report, our ready-mixed products business line had a 35.5%, 33.1% and 27.0% market share, respectively, for the fiscal years ended November 30, 2014, 2015 and 2016. According to the March 2017 Nielsen Ready-Mixed Products Report, our ready-mixed product business line had a market share of 24.0% as of March 31, 2017.

  Sales and Marketing

        We sell our ready-mixed products under the Pureza and Mamá Cocina brands.

        Our Pureza brand offers dry mixes with natural yeast in both a classic and whole wheat formulations, the latter of which is a unique product exclusive to our Pureza brand. We believe it offers a delicious way of incorporating fiber into dishes that can be enjoyed by the whole family. Our product is designed to allow consumers to cook naturally rising homemade pizzas in as little as ten minutes. Each package contains enough for three pizzas.

        Our Mamá Cocina brand offers nutritious, practical, healthy and homemade solutions to modern home cooks and consumers, allowing them to produce home-cooked meals with a personal touch. Our Mamá Cocina ready-mixed product portfolio includes potato gnocchi, spinach gnocchi, pumpkin gnocchi, pizza (with added baking powder), chipa (a kind of cheese bread) and sweet vanilla and apple crepes.

  Competition and Market Share

        We believe we are one of the key players in the ready-mixed products market. According to the 2016 Nielsen Ready-Mixed Products Report, for the fiscal year ended November 30, 2016, our market share in Argentina in the ready-mix product category was 27.0%. According to the 2016 Nielsen Ready-Mixed Products Report, for the fiscal year ended November 30, 2016, our primary competitor was Molinos Río de la Plata S.A. Most of our growth in this business line has been based on the introduction of new products. Our ready-mixed products, like our other flour-based products, are priced at a premium and are typically higher in price than the average price of products in the ready-mix category. Our products are designed to appeal to younger consumers who have changing habits and are shifting away from more traditional products that require greater preparation time.

  Bread Crumbs

        We sell bread crumbs to consumers in varying sizes and formats that are designed to meet different needs. Our product offerings include traditional bread crumbs, bread crumbs for frying and bread crumbs for baking in 500g and 1kg packaging. According to the 2016 Nielsen Bread Crumb

Report, our bread crumbs business line had a 29.6%, 27.7%, and 25.5%, market share in Argentina, respectively, for the fiscal years ended November 30, 2014, 2015 and 2016. According to the March 2017 Nielsen Bread Crumb Report, our bread crumb business line had a market share of 23.2% as of March 31, 2017.

  Sales and Marketing

        Our bread crumb products cover three major categories, traditional breadcrumbs, bread crumbs optimized for frying and bread crumbs optimized for baking. We believe our bread crumb products have significant health value as a result of their richness in bran, oatmeal and wheat germ. In addition, our products follow World Health Organization standards. As a consequence, these products are low in sodium and fortified with iron and zinc and enriched with bran, oatmeal and wheat which provide a healthy option in the bread crumb market in Argentina.

        Our products are sold under the Mamá Cocina brand and are positioned as both convenient, solution-oriented products with a nutritional component.

  Competition and Market Position

        The bread crumb market in Argentina is sub-divided into three categories: traditional breadcrumbs, which represent 63% of total sales volume, bread crumbs for frying which represents 28% of total sales volume and bread crumbs for baking which represents 7.8% of total sales volume, in each case, according to the 2016 Nielsen Bread Crumb Report. According to the 2016 Nielsen Bread Crumb Report, we are the second largest player in the bread crumb market in Argentina with a 25.5% market share for the fiscal year ended November 30, 2016. Our primary competitor is Molinos Río de la Plata S.A., with over 50% of total market share in Argentina according to the 2016 Nielsen Bread Crumb Report.

  Frozen Food Products

        Since 2015 we have been producing frozen and partially cooked bakery products in an effort to offer consumers a value-added, ready-to-eat product made using high-quality ingredients.

        We began our frozen food product operations at our Spegazzini facility, Argentina in 2015. This modern and technologically advanced facility has a production capacity of approximately 20,000 tonnes of frozen food products per year, including bread, croissants, facturas (pastries), pizzas and other products. Our production facility complies with the FSSC 22000 food safety framework.

        We divide our frozen food products business line into two categories: frozen food service products and frozen food retail products.

  Frozen Food Service Products

        Through our frozen food service product channel, we sell frozen food service products to supermarkets chains, distributors, wholesalers, gas stations, fast food and other convenience stores and retailers who later re-sell or use these products in their food preparation activities. The various baked goods sold under the food service channel are branded under Molino Cañuelas name. By advertising our products as being made with Pureza flour, we seek to provide a guarantee to our customers that these products represent the high quality in ready-to-eat food.

  Sales and Marketing

        Our frozen food service product portfolio consists of:

  •
  Bread:  more than 30 stock keeping units, or SKUs, of frozen precooked bread including French bread, bran, rustic, round, ciabatta and sandwich breads.

  •
  Croissants:  six types of frozen raw croissants, with different flavors such as: butter, filled, savory and special.

  •
  Pastries:  over 30 SKUs of frozen raw pastries, including: sweet, savory, filled, puffed (including cinnamon rolls), honeycomb quince and chocolate bread, among others.

  •
  Pizza:  a wide range of pre-cooked frozen pizzas including the following flavors: mozzarella, ham and cheese, Calabrian and onion. All of these are offered in different dough options, including thin crust and a style known in Argentina as media masa (with a thick, spongy base and elevated bready crust).

        We have also developed specialized products for certain important customers in order to meet their requirements and specifications. These include products like Kaiser bread and cinnamon rolls for McDonald's, the development of a special croissant and special Kaiser bread for the preparation of a rustic hamburger for YPF and Shell, the preparation of an exclusive rustic bread line for Jumbo, the preparation of an innovative pastry line for DIA and a new sandwich bread for large frozen bread distributors. We believe that our broad range of product offerings and ability to prepare specialized offerings for our customers provides us with a competitive advantage against our competitors.

        In addition to our existing products, we are currently developing a line of doughnuts, jelly-filled doughnuts, muffins, puddings and brownies that will be ready-made and sold across our various frozen product points of sale. We will continue to consolidate our presence in this business with these launches by offering a wider assortment of products. For more information on this initiative, see "—New Projects and Investments—Retail and Food Services Expansion".

  Frozen Food Retail Products

        We offer the unique and exclusive line of frozen breads under our Mamá Cocina brand. Our frozen food product offerings under the Mamá Cocina brand include six different varieties of pre-baked breads which are sold frozen and can be prepared in 15 minutes using a conventional home oven. Consistent with the Mamá Cocina brand, the products aim to be on practical and healthy options for the home cook. Our frozen food products preserve their fresh quality and retain the smell of fresh baked breads.

        In order to broaden our offering of frozen food retail products, we plan to launch two brands of frozen pizza oriented to different market segments: Pizza Pietro ( ) and Horno Casero ( ). Pizza Pietro will be a premium brand made with high quality ingredients to fulfill consumer tastes for upscale flavor. The key product under our Pizza Pietro brand will be our traditional brick-oven style mozzarella pizza. We will also offer two pizza breads under this brand as well as thick crust mozzarella, mozzarella and ham, pepperoni (Calabrian style) and double mozzarella pizzas.

        In contrast, Horno Casero will be our value-for-money pizza brand, oriented to those consumers who want both convenience and the right price. It will be a quality pizza that is conveniently packed and will be distributed in non-traditional sales channels. Mozzarella cheese will be the sole flavor option under this brand. The Horno Casero brand will include cheese bread (chipa) and four varieties of empanadas.

Sales and Marketing

        Our products include small buns in four styles: small baguettes, pancitos de manteca (butter buns) and rosetas (rose style bread). All of our products are sold in innovative packaging that is moisture resistant and suitable for freezing. The frozen bread line is made with Pureza flour and is advertised as such. The product line is marketed on the basis of its healthiness and ease of use, while offering consumers a means of preparing fresh bread and enjoying the accompanying freshly-made smell. Mamá Cocina frozen food products are positioned as a means of allowing consumers to conveniently produce fresh products despite their busy lifestyles.

        We intend to expand our line of direct to consumer frozen foods, which we consider to be an expanding market in Argentina, with sales and marketing as key components for our strategy.

        Pizza Pietro will be positioned as premium brand in direct competition against the market leader. In order to position this brand for success in our target market, we are designing a product that pleases the consumers with the basic characteristics of high-quality pizza: crispiness, the right amount of tomato sauce and a lot of cheese. Pizza Pietro will be distributed in major supermarket chains with extensive brand support via brand signage and consumer product samples. Further, we also plan to support commercial price deals to consumers to promote product trials.

        Alternatively, the rationale of Horno Casero is to reach our potential customers in places where frozen pizzas are harder to find, such as convenience stores, ice cream chains, fresh poultry stores (granjas), among others locations. The product is oriented to those housewives who want to solve a daily meal with something that the entire family can enjoy at an affordable price.

  Competition and Market Position

        The primary competitors of our different frozen food products are Bimbo (which recently acquired General Mills' Argentine operations for frozen bread), Cremachel (pastry), McCain (pizza) and several smaller competitors. All of competitors specialize in certain product niches. We are different from these competitors in that we offer the most varied array of products in the frozen food retail products business line in Argentina, with over 100 SKUs, including specially made offerings for our commercial food service customers such as McDonald's, YPF and Shell, which allows us to be considered as a strategic and reliable provider of solutions for multiple frozen food products. Due to the recent launch of our frozen food products business line, we currently have limited market share information available.

  Pasta

        We also make and sell dry pasta using candial or durum wheat.

  Sales and Marketing

        We sell our pasta products under the San Agustín brand in a 500g packaging. Our San Agustín brand is a value brand which provides a wide range of pastas. In Argentina, our pasta products are made in varieties that are popular in Argentina, including spaghetti, noodle soup, dedalito soup, ave maria noodle soup, angel hair soup, nido angosto, nido ancho, municiones soup, rigatti, mostachole, coditos, celentano and gnocchi.

        Consistent with one of our main business strategies and core commitment of providing solutions through innovation, we are working on a project with leading technology to elaborate instant pasta to consume on the go. As of the date of this prospectus, no other company in South America is currently selling pasta products that use this technology.

  Competition and Market Position

        According to Euromonitor per capita consumption of pasta in the Argentine market was 7.9 kg per capita/year in 2016. The market is divided into dry pasta (including stuffed, dry, egg, durum and a durum wheat mix) and fresh pasta (loose fresh and fresh packaged). In recent years, consumers have developed a greater preference for higher quality noodles, especially for dry noodles made with durum wheat. We currently do not produce fresh pasta.

        According to the 2016 Nielsen Pasta Report, the market leader in Argentine pasta products is Molinos Río de la Plata S.A. The Argentine pasta market is characterized by several major established players with significant experience and strong market position. We are not among this list of established players and consider our market share to be insignificant due to our more recent entry into the pasta market in Argentina.

High Quality and Low Cost Sourcing as a Competitive Advantage

        We believe the success of our Retail Products segment is, to a large extent, the result of our careful selection of high quality agricultural products through our Agro-Services and Sustainable Sourcing segment. The control of our own manufacturing process through our Branded Industrial Products segment also gives us a competitive advantage in the supply of the highest quality flour for our dry-goods and frozen food products lines. Through the achieved scale, we are able to have highly efficient production and distribution processes that allow us to affordably test new products and achieve profitability in new product launches much faster than is the case for many of our competitors

Regional Production

        In Uruguay, we have developed an extensive and sophisticated retail product presence, which makes an important contribution to the net sales of our Retail Products segment. We are present in 100% of national and international supermarket chains in Uruguay, which include Grupo Casino, Supermercados TaTa, Ta!, Multiahorro, Multiahorro Express, and Super Mercados Tienda Inglesa.

        As part of our strategy of replicating the success of our business model in Argentina and Uruguay, we are also planning to gradually expand our operations in Brazil with the introduction of Retail Products. We have developed new products that are customized to Brazilian tastes based on our experience with over 1,000 Brazilian branded industrial product customers. We intend to distribute these products, including flour and certain ready-mixed products, through our distribution centers located in São Paulo, Rio de Janeiro and Pernambuco. These new products, with their distinctive labeling, include fortified ultra-refined flour, self-rising flour and self-rising flours containing natural yeast (for making pizza) under Pureza brand and also ready-mixed products as potato gnocchi and panqueca (a special crepe for the Brazilian market) under the Cozinha da Mamae brand (a translation of Mamá Cocina). We intend to use our increased installed capacity as a result of the Cargill Acquisition to supply our increased production of retail products for the Brazilian market.

        In Bolivia, we sell most of our varieties of retail flour for consumer use as well as branded industrial flour for industrial use, including, in the case of branded industrial flour, to Nestlé, where we have established a prominent market position.

        In Chile, we have been offering our flour and oil white label products to several local producers since 2013, including Walmart.

        We plan to continue to leverage on the presence of our regional customers in these markets, including McDonald's, Walmart, Carrefour, Cencosud and DIA, to support our expansion efforts. We use the Las Palmas port to export many of these retail products and plan to increase our port operations in line with our planned increase in regional sales.

Distribution

        Our products in our Retail Products segment are sold to supermarket chains, wholesalers, distributors and through our food service channels.

        We have an efficient and centralized distribution channel that is closely aligned with the geographical position of our production facilities, which allows us to optimize our supply and reduces costs. We believe that this dense distribution network provides a competitive advantage for our retail product operations.

        We currently have two retail product sales teams. The dry goods team is dedicated to our well-established dry goods business which includes our vegetable oil, flour, biscuits, crackers and cookies, ready-mixed products, bread crumbs and pasta. The Frozen Food team is dedicated to our newer frozen food products businesses which include the sale of our frozen French bread, baguettes, pastries and other products.

        The dry goods team is tasked with the development of new business opportunities and product launches for our dry goods. The frozen food team is tasked with ramping up our new frozen food products business. As a result of this, their role is more technical and involves ensuring product quality at the actual point of sale. Unlike the dry goods team, the frozen food team view the final delivery of the finished baked product to the end consumer as the final sale. Together, both teams offer comprehensive solutions for our different types of customers. Through this process, we seek to offer an integrated product and service to supermarkets, gas stations, fast food stations and other customers in order to ensure that the end consumer enjoys a product that retains all of the qualities of freshly baked bread.

        In addition to our distribution and sales operation, we have a trade-marketing team that offers a product replacement service at key stores using third-party trade marketers, thereby ensuring proper shelf displays and maximizing sales. For the fiscal year ended November 30, 2016, sales to supermarket chains represented 36% of total volume sold of our non-frozen retail products. For the six-month period ended May 31, 2017, sales to supermarket chains represented 32% of total volume sold of our non-frozen retail products.

        We are present in, and directly sell to, virtually all of the national and international supermarket chains in Argentina, including, among others: Cencosud, DIA, Walmart, Carrefour, Coto, La Anónima, Cooperativa Obrera, Toledo and Libertad. We also make direct sales to key gas station convenience stores such as those owned by Shell and YPF in addition to fast food restaurants such as McDonald's, Burger King, Mostaza and others.

        In addition, our product categories provide special formats for the food service industry ranging in size from five to 50 kilograms for larger flour-based products and five liters for vegetable oils.

        In addition to our sales to retailers, we supply major wholesalers and distributors through our intermediate channel. These parties thereafter resell directly to smaller retail operations, thereby bringing our products closer to smaller retailers and enhancing our distribution network. We work with virtually all major food wholesalers in Argentina. For the fiscal year ended November 30, 2016, sales to wholesalers represented 27% of total volume sold of our non-frozen retail products. For the six-month period ended May 31, 2017, sales to wholesalers represented 24% of total volume sold of our non-frozen retail products.

        In addition to wholesalers, we market our products through key distributors located in different parts of Argentina. Our distributors are strategically located in the most populated areas of the country. The goal in choosing our distributors is to maximize physical distribution and product mix. For the fiscal year ended November 30, 2016, sales to distributors represented 37% of total volume sold of our non-frozen retail products. For the six-month period ended May 31, 2017, sales to distributors represented 44% of total volume sold of our non-frozen retail products.

  Direct to Consumer Points of Sale (Puntos Caliente and Pizza Alla Pala)

        We also distribute and sell our frozen food retail products through points of sale where retailers bake our frozen bread and pastries and sell them directly to consumer inside their stores (these retailers include supermarkets, gas stations, wholesale stores, among others). We refer to this points of sale as Puntos Caliente and we currently operate hundreds of them in Argentina and are expanding to include more, primarily in major supermarket chains, gas stations and fast food channels. We believe that these spots are a valuable service to supermarkets, gas stations, fast food retailers and other retailers who seek to offer their customers the prospect of freshly baked bread and other food products.

        Our level of involvement in these Puntos Caliente not only allows us to participate in the provision of our product portfolio but also permits us to partner with retailers and provide them with our technical advisory services. The management of these in-store bakeries benefits from the technical and advisory support of our sales team and use our Pureza brand. We offer advice on planning their layout, managing their operation preparing the ideal assortment of products, participating in product promotions, organizing product display and participating in the development of marketing materials and training of personnel. We also provide the correspondent ovens through a lease. The oven lease is priced at the cost of amortization plus a monthly maintenance fee. These fees are priced against the revenue generated by the oven and we use this information to determine the success of each of our Puntos Caliente.

        The ovens are digital and programmed by us in order to ensure optimum quality of the end product and our customer's experience. As part of our Puntos Caliente services, we have a team of specialists who provide technical assistance to use our ovens. Currently we have over 730 ovens operating at our Puntos Caliente points of sale. We believe that our Puntos Caliente points of sale help us further develop our brand of frozen foods by associating our brands with ready-made products.

        Similarly, we have recently opened a new pizza restaurant in Buenos Aires under the brand Pizza Alla Pala. Consistent with our strategy with Puntos Caliente, we will seek to develop our frozen food brands by focusing on high product quality and ensuring direct access to consumers.

Branded Industrial Products

        The main focus of our Branded Industrial Products segment is to supply inputs to our Retail Products segment, as well as to third-party branded industrial product customers. We sell flour, ready-mixed flour and additives through our Cañuelas, Florencia, Multi, Adelia María, Favorita, Leticia, Terminada, Rosafe, San Agustín and Pigüé brands. We manufacture our branded industrial products in our 21 production facilities in the region as well as two third-party production plants in Argentina. According to FAIM, during 2016, we processed over 28.5% of the total volume of wheat processed in Argentina, making us the largest wheat flour producer in the country.

        Following the Cargill Acquisition, we now possess an installed milling capacity of approximately 3.12 million tonnes per year, according to MAGyP. In addition, according to Euromonitor, we are the largest exporter of flour in Argentina by volume, exporting 233,813 tonnes during 2016, representing 57.9% of the total flour exported in Argentina during 2016. In Argentina, our main third-party customers in this segment include Molinos Río de la Plata, Arcor, Mondelez, Bimbo and General Mills. Our Branded Industrial Products segment also includes our packaging production operation through the packaging business acquired from Cañuelas Pack S.A., which we use to differentiate our products through innovative and technologically advanced packaging.

        The following chart shows the evolution of our installed milling production capacity:

Installed Milling Capacity

        For the fiscal year ended November 30, 2016, our Branded Industrial Products segment generated AR$12,738 million (US$791 million) in net sales, of which AR$11,281 million, or 35% of our total net sales, consisted of net sales to third parties, and AR$1,137 million (US$71 million) in Adjusted Segment EBITDA, or 50% of our Total Adjusted Segment EBITDA. For the fiscal years ended November 30, 2014 and 2015, our Branded Industrial Products segment generated AR$10,850 million and AR$7,652 million, respectively, of net sales, of which AR$6,729 million and AR$10,034 million, respectively, or 34% and 45% of our total net sales, respectively, consisted of net sales to third parties and AR$354 million and AR$338 million of Adjusted Segment EBITDA, respectively, or 40% and 31% of our Total Adjusted Segment EBITDA, respectively.

        For the six-month periods ended May 31, 2016 and May 31, 2017, our Branded Industrial Products segment generated AR4,547 million (US$282 million) and AR$4,600 million (US$286 million) in net sales, respectively, of which AR$3,756 million and AR$3,690 million, respectively, or 29% and 32% of our total net sales, respectively, consisted of net sales to third parties, and AR$411 million (US$26 million) and AR$248 million (US$15 million) in Adjusted Segment EBITDA, respectively, or 48% and 29% of our Total Adjusted Segment EBITDA, respectively.

        The main inputs for our products consist primarily of different types of wheat flour, corn and soybeans. Our integrated production chain provides conditions for better production planning, better product quality, better production efficiency, more competitive prices and better control of production costs. The milled wheat flour we produce under Cañuelas and other brands is purchased by bakeries and other commercial retailers, including Cencosud, Walmart, Carrefour and others. The animal feed products we produce are sold to farms and other resellers.

        The following map shows the locations of our production facilities, distribution centers and commercial offices for our branded industrial products:

Business Lines

        We produce flour through our 16 industrial mills across the region, as well as two third-party production plants in Argentina. The following table provides a historical overview of the growth of each of the business lines in our Branded Industrial Products segment for the six-month period ended May 31, 2017 and the fiscal year ended November 30, 2016 by business line:

	For the Six-Month Period Ended May 31, 2017		For the Fiscal Year Ended November 30, 2016
	Net Sales	Percentage of Branded Industrial Products Segment Net Sales	Net Sales	Percentage of Branded Industrial Products Segment Net Sales
	(thousands of Pesos)%		(thousands of Pesos)%
Flour	2,954,731	80.07%	4,311,624	38.22%
Animal Feed and Other Products	55,014	1.49%	17,670	0.16%
Processed Soybean	583,503	15.81%	6,767,760	59.99%
Packaging	96,777	2.62%	184,495	1.64%

  Flour

        We produce flour for bakeries and other commercial producers of baked goods. We were the first Argentine mill to develop industrial ready-mixed flour for the production of French bread and other value-added products, such as pizzas. For the fiscal year ended November 30, 2016, our branded flour business line produced 1,279 thousand tonnes of flour. For the fiscal years ended November 30, 2015 and 2014, we produced 782 thousand and 789 thousand tonnes of flour, respectively.

        The flour we produce at the 16 industrial mills used in our Branded Industrial Products segment in Argentina includes industrial scale refined flour as well as whitened flour.

        We sell the following types of flour under our Cañuelas brand:

Flour	Bag Sizes	Use
Grade 000	5kg, 25kg and 50kg	Production of French bread and other types of bread, pastries and cookies
Grade 0000	5kg, 25kg and 50kg	Production of pasta, sandwich bread, figazzas, fine pastries, pizza, cakes, alfajores, churros and doughnuts

Flour	Bag Sizes	Use
Grade 00 (Real)	50kg	Production of empanadas, cakes and pasta
Semolina	25kg and 50kg	Production of pasta and gnocchi
Whole-Wheat	25kg	Production of whole wheat cookies and bread

        In addition, we also sell specialized ready mixed flour for our customers utilizing the MultiHarina brand:

Flour	Bag Sizes	Use
Pizza	25kg	Pizza or the production of arab fugaza, grisines, marineras and flavored bread

Flour	Bag Sizes	Use
Bran Bread	25kg	Production of trenzas, espigas, chips, croissants, pizza and cookies
Milk Bread	25kg	Production of milk-based bread commonly consumed in Argentine households
Sweet Bread	25kg	Production of traditional, milanese, genovese, panettone, roscas and other traditional sweet bread
Vienna-style bread	25kg	Production of pebetes, burger bread, espigas, berlinesas

Flour	Bag Sizes	Use
Sandwich Bread	25kg	Production of different types of bread, cookies and grisines
Gnocchi	25kg	Production of the different varieties of gnocchi
Facturisima & Factugras	25kg	Production of pastries (both animal fat and butter fat based varieties)
Budin	25kg	Production of different types of sweet biscuits and cakes such as magdalenas, polvoronesi, pastrafrola, among others

        In addition to our branded industrial flour products, we also sell specialized industrial flours with an ISO 9001 certification in 25kg and 50kg bags. These flours include flour for fresh pasta, French bread made using slow and fast fermentation and sandwich bread.

        We are the principal supplier of several market leading producers of pasta, bread and other wheat based branded industrial products in Argentina, including Arcor, Mondelez and Molinos Río de la Plata.

        Flour presentations vary from big bag (1 tonne), bakery size (50kg), and small sizes (25kg). Shipments are made by trucks rented from third parties.

        In addition to our production in Argentina, we also have milling operations in Brazil and Uruguay. Our flour is processed in our plant located in Salvador, Bahia and offered in 25kg and 50kg packaging.

  Customers

        The production from our Branded Industrial Products segment is sold primarily to third-party customers which include bakeries and other commercial or industrial producers of baked goods in Argentina and is also exported outside Argentina. A number of the branded industrial products customers we supply in Argentina are also some of the primary direct competitors of our Branded Industrial Products and Retail Products segments. The majority of our over 3,000 customers consist of smaller bakeries and producers. For the year ended November 30, 2016, none of our third-party branded industrial products customers represented more than 5% of our net sales for the Branded Industrial Products segment. For the six-month period ended May 31, 2017, none of our third-party branded industrial products customers represented more than 5% of our net sales for the Branded Industrial Products segment.

        We supply other major food producers such as Arcor, Mondelez, and Molino Río de la Plata in Argentina. Our main customers in Uruguay are Geant, Ta-Ta, Multiahorro, Punta Ballenas, Pangiorno, Molino Puritas, Las Acacias, Pastas Giuliana, Amsterdam, Bimbo, Macro Mercado, El Trigal, McDonald's, Grupo Casino, Tienda Inglesa and Pagnifique. In Brazil, our main customers are Fabise, Limiar, Spoleto, Parme, Cencosud, Habib's, Guanabara and Vilma.

        According to MAGyP, the bakery sector is among the largest primary food products customers in Argentina and comprises approximately 33,000 bakeries throughout the country. According to Euromonitor, the per capita annual consumption of bread in Argentina was 44.7 kg in 2016. Total per capita annual bread consumption in Argentina is higher than annual consumption in Brazil (24.4 kg) but lower than in Chile (86 kg). Of the total flour produced in Argentina, 52.7% is directed towards the artisanal segment, which includes bakeries and smaller producers of baked goods. According to FAIM, the remainder is consumed by industrial cookie production, pasta production and bread production which represents 37.5% of the consumption of all milled flour in Argentina.

        Approximately 60% of our flour production in Uruguay is branded industrial products sold to third parties and approximately 40% is utilized by our Retail Products segment. Our recently renovated mill in Uruguay is capable of satisfying up to approximately 27% of local demand and is one of the ten largest mills in the country. The wheat for our flour production in Uruguay is primarily sourced domestically.

        In Brazil, as eating habits differ from Argentina, the consumption of wheat flour per-capita is lower. We have operations in the south and in the north-east regions of Brazil, which have a favorable tax treatment that leads to significant benefits for operating mills in the area. We expect our Brazilian operations to grow significantly in the coming years as we expect to direct a significant portion of our additional milling capacity to Brazil.

        The following chart illustrates the differences in bread consumption between western European countries and the principal markets in which we operate.

Bread Consumption by Country

Data from Euromonitor

  Distribution

        As part of our operations, we have dozens of vendors working directly with bakeries and other industrial buyers in Argentina. We service over 3,000 customers directly through our Branded Industrial Products segment. In addition, we have technical staff who visit customers to provide immediate solutions and advice for maximizing the quality of finished products prepared using our milled flour. The geographic distribution of our mills and distribution network allows us to meet our customers' needs. This is complemented by the mills acquired in the Cargill Acquisition which expanded our network. As part of our practice and due to our long-standing business relationships and diversified customer base, we extend credit to our customers.

        Our Branded Industrial Products segment in Uruguay has over 59 vendors. Our distribution operations in Uruguay service over 925 branded industrial products customers. In Brazil we have over 25 vendors, through which we service 416 customers.

  Export

        In addition to our regional sales of branded flour, we also export our various branded flour blends throughout the world. According to Euromonitor, in 2016 we were the largest exporter of flour in Argentina, exporting 233,813 tonnes during 2016, representing 57.9% of the total flour exported from Argentina. We export our flour to countries in six continents, with China as our leading flour export destination accounting for 14% of our total flour exports and Asia as a whole accounting for 48% of our total flour exports.

  Soybean Processing

        We strategically produce processed soybean on a market opportunity basis, primarily for exports, including soybean flour, soybean oil, emulsifying agents, soybean husks and pellets. Our soybean processing operation typically yields soybean flour (73%), soybean oil (19%), pellets for animal consumption (5.5%) and emulsifying agents (0.6%). We consider our participation in the processed soybean market to be complementary to our strategy of maximizing the proportion of our farmer's agricultural products that we purchase. While we are actively exploring areas to further develop our soy processing activity for purposes of more regular value-added product offerings, we currently only engage in strategic processing when specific market opportunities arise.

  Mill Efficiency

        Prior to the Cargill Acquisition, we believed our mills were operating at maximum capacity in terms of annual output in tonnes per mill, considering industry standard time for maintenance and certain holidays. Maximum milling capacity is approximately 80% of our installed milling capacity. It takes into account the down-time for periodic preventive maintenance and other activities to maximize each mill's utilization. The mills we acquired as part of the Cargill Acquisition, were relatively under-utilized and operating significantly below their maximum capacity. At the time of acquisition, the acquired mills had been operating at 47.5% of their installed milling capacity for the eight-month period ended August 30, 2016. For the three-month period ended November 30, 2016 the mills acquired with the Cargill Acquisition, were operating at 61% of their installed capacity as compared to 58% for the same three-month period ended November 30, 2015. For the six-month period ended May 31, 2017 the plants acquired as part of the Cargill Acquisition were operating at approximately 71% of their capacity.

  Competition

        There are approximately 180 milling operations in Argentina, which are primarily regional due to the cost of flour transportation. We believe that both the size of our output and our broad network of mills allow us to meet the needs of businesses across the country. By comparison, we believe that some of our competitors are limited to competing in more regional markets due to the limited network of mills with which they operate. According to FAIM, after taking into account the Cargill Acquisition, our mills produced over five times as much in 2015 as our closest competitor mill, Andrés Lagomarsino e Hijos S.A., by reported output.

  Packaging

        Cañuelas Pack S.A., our packaging subsidiary, provides packaging solutions for industrial food and other products at its 5,000 square meter plant located in the city of Cañuelas. In addition, this company is a pioneer in the fulfillment of the FSSC 22000 food standard, having obtained the applicable certification in July of 2016. Our packaging business is a key component of our vertically integrated business model and gives us a competitive advantage in packaging technology and innovation and allows us to rapidly develop and adjust our packaging needs for new product launches and other changes in marketing.

        Our packaging business produced an average of 386 tonnes per month of paper and plastic film-based packaging during the fiscal year ended November 30, 2016. The major inputs in our production process consist of substrates, polypropylene, polyethylene terephthalate, paper, inks and adhesives.

        As of November 30, 2016, our principal customer in the packaging business is our own Retail Products segment, which represented 40% of our net sales from packaging. As of May 31, 2017, our principal customer in the packaging business is our own Retail Products segment, which represented 45% of our net sales from packaging. These intersegment sales were eliminated for combination purposes. The remainder is separated amongst 80 to 90 customers in the consumer food and industrial products industry, such as Cabrales, SanCor, PepsiCo, Nevares, La Nirva, Jorgito and Cinco Hispanos. We provide finished packaging materials to third-party customers and unfinished packaging materials to our Branded Industrial Products segment. In the case of our Retail Products segment, and unlike our third-party customers, we bill for the service of printing and provide materials at cost. As a result, while transactions with our Retail Products segment provides us with volume, the primary source of growth and profitability is from sales to third-party customers.

        According to our internal estimates, based on information from industry groups and providers, the size of the packaging market in Argentina was 84,000 tonnes a year for the fiscal year ended November 30, 2015. For the fiscal year ended November 30, 2015 and based on our internal estimates, we believe we are one of six major competitors in the packaging business in Argentina in terms of volume sold. Our primary competitors include Amcor PET Packaging de Argentina S.A., Bolsapel S.A., Celomat S.A., Petropack S.A. and Converflex Argentina S.A.

        We believe that the market is driven primarily by price, timing and the quality of services. We have recently acquired newer machinery and are in the process of digitalizing our process to permit deliveries in less than 30 days. This 30-day delivery time is consistent with the market standard. As of the date of this prospectus, we are awaiting machinery to begin processing our own polyethylene sheets from polyethylene pellets in order to produce better laminates. We also believe that the low percentage of packaging materials that are rejected is a good measurement of the quality of our services. The following are images of our packaging machinery:

Agro-Services and Sustainable Sourcing

        Through our Agro-Services and Sustainable Sourcing segment, we source agricultural products in which Argentina, the location of our primary sourcing activities, enjoys significant competitive advantages, with the main objective of ensuring the consistent supply of agricultural products to our other business segments at the lowest cost and highest quality possible. We buy agricultural products in excess of our food production needs in order to ensure the selection of the best quality agricultural products for our food production. We seek to become a significant source of demand for the agricultural products grown by each of the more than 8,000 farmers from which we source agricultural products, thereby positioning our business as a reliable source of demand and services for such farmers while fostering a long-term relationship that gives us access to the quality and volume of agricultural products we require to support our food production operations to ensure economies of scale, increase our purchasing power and take advantage of market opportunities for our operations abroad.

        We obtain all of our agricultural products from third-party farmers or commodities brokers as we do not engage in farming. We foster and preserve direct contact and strong relationships with farmers through our Agro-Services business which acts as a one-stop supplier for farmers in our network providing a variety of products and services, including agricultural supplies such as seeds, fertilizers, farm machinery and other goods, as well as services such as insurance brokerage and, in each case, mostly in exchange for agricultural products. As of the date of this prospectus, we operate 62 branches, 44 one-stop supply stores and 21 conditioning and storage centers located across ten provinces in Argentina, offering convenience to farmers and providing our sourcing business with ready access to a substantial portion of Argentina's productive agricultural area. By offering our farmers the opportunity to purchase production supplies and services with agricultural products, we provide a unique value proposition that allows them to access goods and services without paying cash, thereby reducing their transaction costs, resulting in improved profitability. We also offer drying, storage and conditioning services to our farmers through our 21 conditioning and storage centers which facilitate the geographic distribution of our sourcing operations.

        We export a significant proportion of our excess agricultural goods. We also operate our own port, which is located in the Las Palmas port on the right bank of the Paraná River in northeastern Argentina and offers significantly reduced travel times on the Paraná River, resulting in a competitive advantage when compared to ports further upstream. The infrastructure at the Las Palmas port includes both cargo handling and port elevation facilities, servicing activities for our three segments. We expect to continue to use Las Palmas port to further increase our exports into Brazil and other countries in the region. We are also planning the development of an industrial park in Argentina, which we refer to as the Five Nations Industrial Park, next to the Las Palmas port, through which we will seek to attract businesses such as other consumer food product producers that may benefit from the competitive advantages created by our sourcing operations, food product manufacturing capability, distribution network in Argentina and export capacity through the Las Palmas port. For further information, see "Business—New Projects and Investments—Five Nations Industrial Park". For the fiscal years ended November 30, 2014 and 2015, our Agro-Services and Sustainable Sourcing segment generated AR$14,991 million and AR$14,390 million of net sales, respectively, of which AR$10,700 million and AR$9,640 million, respectively, or 54% and 43% of total net sales, consisted of net sales to third parties and AR$222 million and AR$535 million of Adjusted Segment EBITDA, respectively, or 25% and 49% of our Total Adjusted Segment EBITDA, respectively, for each period. For the fiscal year ended November 30, 2016, our Agro-Services and Sustainable Sourcing segment generated AR$23,284 million (US$1,446 million) in net sales of which $17,318 million, or 54% of our total net sales, consisted of net sales to third parties and AR$571 million (US$35 million) in Adjusted Segment EBITDA, or 25% of our Total Adjusted Segment EBITDA.

        For the six-month periods ended May 31, 2016 and May 31, 2017, our Agro-Services and Sustainable Sourcing segment generated AR$10,123 million and AR$8,071 million of net sales, respectively, of which AR$7,440 million and AR$5,276 million, respectively, or 58% and 46% of total net sales, consisted of net sales to third parties and AR$214 million and AR$335 million (US$21 million) of Adjusted Segment EBITDA, respectively, or 25% and 40% of our Total Adjusted Segment EBITDA, respectively, for each period.

        Since the main goal of our Agro-Services and Sustainable Sourcing segment is to provide agricultural products to our other segments, thereby maximizing the value of our vertically integrated business model through reliability of supply, access to high quality inputs and optimization of the logistics involved in the production process, we measure our success not only in terms of the financial return of this segment but also in the strength of our relationships with our farmers. We believe that we have developed a brand and reputation that is recognized and trusted by farmers.

Business Lines

        Our Agro-Services and Sustainable Sourcing segment encompasses the following business lines: agro-services, sustainable sourcing and port and logistics. The following table shows the percentage of net sales of our Agro-Services and Sustainable Sourcing segment attributable to each of the business lines that comprise it:

	For the Six-Month Period Ended May 31, 2017		For the Fiscal Year Ended November 30, 2016
Business Line	Net Sales	Percentage of Net Sales for the Agro-Services and Sustainable Sourcing Segment	Net Sales	Percentage of Net Sales for the Agro-Services and Sustainable Sourcing Segment
	(millions of AR$)%		(millions of AR$)%
Sustainable Sourcing	3,730	70.7%	12,766	73.7%
Agro-Services	1,143	21.7%	4,432	25.6%
Port and Logistics	403	7.6%	120	0.7%

  Sustainable Sourcing

        Our sustainable sourcing business line involves the acquisition, storage and commercialization of agricultural products. The main purpose of our sustainable sourcing business is to supply inputs to the food production processes of our Branded Industrial Products and Retail Products segments. The main agricultural products we obtain are wheat, sunflower, soybean, corn, barley and sorghum. With

62 branches, 44 one-stop supply stores and 21 conditioning and storage centers strategically distributed across substantially all of the country's principal agricultural production regions, we are the leader in direct agricultural product sourcing in Argentina, based on total tonnes originated.

        We sell agricultural products to both domestic and international oilseed processors, feed manufacturers, millers, livestock producers, intermediaries and wholesale agricultural product purchasers as well as to our other business segments.

        The main agricultural products we source from our farmers for our food production processes are wheat and sunflower seeds. Because we aim to strategically position ourselves as a key source of demand for the agricultural production of our network of farmers, we also buy other agricultural products they produce outside of the harvest seasons of wheat and sunflower seeds. Given that our farmer's produces much higher yields (by volume) of soybean and corn than wheat and sunflower seeds, the mix of our sourcing activities reflects higher volumes of soybeans and a substantial amount of corn. We see these two agricultural products as not only complementary to our business, but also strategically important to support a sustainable relationship with our farmers in order to meet our future sourcing needs.

        Of the total amount of agricultural products we sourced in Argentina during the fiscal year ended November 30, 2016, 23.7% was wheat, 45.4% was soybeans, 26.5% was corn, and the remainder consisted of sunflower, barley and sorghum. Of the total amount of agricultural products we originated in Uruguay during the fiscal year ended November 30, 2016, 94% was wheat, 3.5% was corn or sorghum, 2% was soybeans and the remainder sunflower seeds, sorghum and barley. Of the total amount of agricultural products we sourced in Argentina during the six-month period ended May 31, 2017, 23% was wheat, 40% was soybeans, 30% was corn, and the remainder consisted of sunflower, barley and sorghum.

        We obtain our agricultural products from farmers, directly through individual relationships, or through brokers, and either through an exchange for the products and services we provide through our Agro-Services business line or payment in cash. We purchase approximately 70% of our agricultural products from a network of more than 8,000 farmers with whom we have strived to build sustainable and lasting relationships, and we buy the rest of our agricultural products from brokers. We do not directly engage in any farming operation. Due to the proximity of our various mills to most farmers in our network, we are able to offer competitive prices as we benefit from reduced logistics and transportation costs. While location and price are the key factors in sourcing, we strive to maintain the best possible relationships with farmers in our network by offering flexibility in our purchasing contracts, a fast decision-making process and a wide array of services and products that are valued by farmers.

        For the fiscal year ended November 30, 2016, our agricultural product sourcing business line generated AR$12,766 million of net sales, representing 74% of the net sales of our Agro-Services and Sustainable Sourcing segment. For the fiscal years ended November 30, 2014 and 2015, these figures amounted to AR$7,925 million and AR$6,731 million, respectively, or 74% and 70% of the net sales of our Agro-Services and Sustainable Sourcing segment, respectively.

        For the six-month periods ended May 31, 2016 and May 31, 2017, our agricultural product sourcing business line generated AR$5,777 million and AR$3,730 million of net sales, respectively, representing 78% and 71% of the net sales of our Agro-Services and Sustainable Sourcing segments, respectively.

        The following table provides a historical overview of the amount of main agricultural products sourced in the last three fiscal years:

	Sustainable Sourcing in Argentina for the Fiscal Year Ended November 30,(1)
	2016	2015	2014
	(tonnes)
Key Products in Food Production
Wheat	2,304,094	2,130,781	2,100,412
Total Production in Argentina	13,930,078	9,188,339	9,803,626
% of Total Production in Argentina Sourced by the Company	17%	23%	21%
Sunflower	207,528	168,026	199,533
Total Production in Argentina	3,146,258	2,063,410	3,300,822
% of Total Production in Argentina Sourced by the Company	7%	8%	6%
Complimentary Products
Soybean	3,937,308	2,779,817	2,455,707
Total Production in Argentina	61,322,476	53,317,720	47,745,339
% of Total Production in Argentina Sourced by the Company	6%	5%	5%

(1)
Source: Buenos Aires Cereal Exchange (Bolsa de Cereales de Buenos Aires)

        Pricing for agricultural products is based on market prices and set the day we sell agricultural or industrialized products as opposed to the delivery date. This pricing is agreed simultaneously with corresponding sales of agricultural products or manufactured products by us to our customers. As a result, a natural hedge is created whereby each acquisition of agricultural products at a set price is offset by a sale of agricultural products or manufactured products at a corresponding price that takes into account our acquisition margin. While we try to ensure that pricing of contracts matches future corresponding sales in order to create a natural hedge, the amount due to the farmer is determined at the time of final settlement and the payable itself is periodically adjusted by making reference to the open market price of the agricultural product. These contracts typically do not exceed two months in duration. Nevertheless, given that the payable is recorded and adjusted to reflect the open market prices at the time of the closing of the accounting statements, in certain cases, such as is the case with contracts entered into shortly before the end of an accounting period, the amount payable that is recorded at a period or year-end could differ from the amount that is actually paid when due. For further clarification, see Note 2.17 of our audited consolidated combined financial statements.

        We acquire a majority of our agricultural products upon delivery to storage facilities we operate. These facilities offer quality segregation, conditioning, elevation and storage services for harvested agricultural products. We currently own and operate 21 storage and elevator facilities located in and around major production areas in Argentina and Uruguay. These are large, efficient and well-maintained agricultural product storage facilities, which we believe create economies of scale and reduce our overall costs. Our facilities are strategically located throughout the country and provide a total static storage capacity of 1,740,000 tonnes. We believe the strategic location of our elevators makes them attractive to farmers within an area of 100,000 to 150,000 hectares. We have also selectively located many of our elevators near our principal suppliers, domestic customers, vegetable oil refineries and key export points to reduce transportation costs and delivery periods for our products.

        The map below illustrates the geographic distribution of our commercial branches, distribution centers and conditioning and storage centers:

Geographic footprint of our sourcing network

San Francisco
Rio Primero
Jesus Maria
Sacanta
Marcos Juarez
Cordoba
Bell Ville
Villa Maria
Inriville
Alcira Gigena
Etruria
Coronel Baigorria
Charras
Rio Cuarto
Las Acequias
Sampacho
La Carlota
Justo Daract
Washington
Canals
Villa Mercedes
Coronel Moldes
Adelia Maria
Monte De Los Gauchos
Vicuna Mackenna
Pueblo Italiano
General Levalle
Villa Valeria
Alejo Ledesma
Laboulaye
Jovita
Huinca Renanco
Realico
Hilario Lagos
Intendente Alvear
Salta
Tucuman
San Pedro De Guasayan
Charata
Pres. Rogue Saenz Pena
Avia terai
Pinedo
Gancedo
Bandera
Ricardone
Venado Tuerto
Vedia
Gualeguay
Gualeguaychu
General Pinto
Lincoln
San Antonio De Areco
TLP - Zarate
Lobos
Capilla Del Senor
General Belgrano
Cabred
Saladillo
De Bary
Pehuajo
Chivilcoy
Daireaux
Casbas
Azul
Coronel Suarez
Tandil
Balcarce
Gonzalez Chaves
Necochea
Tres Arroyos
Pigue
Coronel Pringles
Bahia Blanca
Main production region
Commercial branches
One-stop supply stores
Storage plants

        In addition to our sustainable sourcing business in Argentina, we have sourcing operations in Uruguay, where we have developed a sustainable sourcing business that helps us supply our Branded

Industrial Products segment in Uruguay, which has an installed milling capacity equal to 27% of the total installed milling capacity in Uruguay.

  Agro-Services

        To help foster our sourcing activities we offer farmers an array of goods and services that they acquire, primarily in exchange for agricultural products. We refer to this business line as agro-services. We sell these goods and services at margins that vary by product or service. Our aim is to be a one-stop supplier that provides all services and products needed by farmers in our network. We believe these relationships ensure the strength of our network and thereby enhance the sustainability of our sustainable sourcing business line. As of November 30, 2016, the payments for goods and services provided by farmers is primarily in the form of agricultural products. We believe we are one of the few and among the largest suppliers of these kinds of goods and services in Argentina in exchange for agricultural products.

        We try to select products and services that we believe, based on our research, that our farmers need, and that may further help us to strengthen the loyalty of our agricultural product sourcing network. The goods we offer include fertilizers, seeds, and other agricultural supplies. We partner with companies such as Claro, Monsanto and others to deliver these goods. The suppliers of many of the agricultural-related products (such as fertilizers and agrochemicals) that we resell to farmers provide us with extended credit lines such that our obligation to pay for these products matures during the harvest season (when we also receive payment in agricultural product from our farmers). These products also represent our most profitable products with an average margin of 13%, for the year ended November 30, 2016.

        The services we offer to farmers include the quality segregation, conditioning and storage of agricultural products, insurance and financial brokerage services and other activities. For the financial and insurance services we act as a broker and take a commission from the respective financial institutions and insurance companies. In addition, we also offer data transmission services to our farmers which we procure from Claro. This service also provides us with a communication platform to contact farmers.

        We categorize our farmers as either associated or non-associated. If a farmer (i) procures a majority of our products and services and (ii) we purchase 30-50% of the farmer's production, we consider that farmer to be an associated farmer. We further identify those associated farmers who we believe are thought-leaders in their local community and owners of their fields as VIPs. We provide VIPs with early access to our products and services. As of the fiscal year ended November 30, 2016, we had more than 8,000 farmers who regularly sell us their agricultural products.

        Under Argentine law, the payment for these goods and services in exchange for agricultural product provides a further incentive which helps us boost our revenues. We are constantly evaluating the inclusion of new services and products to our portfolio with the aim of strengthening our relationship with farmers in an otherwise commoditized market. Our Agro-Services business line provides us with an important and effective distribution channel reaching a vast network of high-income customers who provide us with significant up-side opportunities in connection with our core sourcing activities.

        We believe that, in many cases, we have the ability to incentivize our network of farmers to produce the specific agricultural products that are necessary for our food production business in order to ensure sufficient volume and quality.

        The goods and services that we provide are typically sourced directly from major suppliers. The size and scale of our network allows us to negotiate favorable terms with suppliers of agrochemicals, fertilizers and other agriculture-related supplies which, in turn, help us maximize our return on the products that we commercialize.

        As a standard practice in the agricultural service industry, we typically have up to one year to sell our products on credit from most of our suppliers. As a result, we do not have significant financing needs associated with the sale of goods and services to our network of farmers. Nonetheless, for transactions with farmers which are paid for in agricultural products to be delivered in more than 180 days (representing the duration of a crop cycle from growth to harvest), we include additional fees or adjust the price of agricultural products exchanged since the day of purchase based on the numbers of days elapsed of the specific the crop cycle.

        For the fiscal year ended November 30, 2016, our agro-services business line generated AR$4,432 million of net sales, representing 26% of the net sales of our Agro-Services and Sustainable Sourcing segment. For the fiscal years ended November 30, 2014 and 2015, these figures amounted to AR$2,632 million and AR$2,772 million, respectively, or 25% and 29% of the net sales of our Agro-Services and Sustainable Sourcing segment, respectively.

        For the six-month periods ended May 31, 2016 and May 31, 2017, our agro-services business line generated AR$1,111 million and AR$1,143 million of net sales, respectively, representing 15% and 22% of the net sales of our Agro-Services and Sustainable Sourcing segment, respectively.

  Port and Logistics

  Las Palmas Port

        As part of our Agro-Services and Sustainable Sourcing segment, we lease from Molca S.A. and operate a large and strategically located port, which allows us to ship agricultural products and manufactured products from our Branded Industrial Products and our Retail Products segments. The objective of the Las Palmas port is to serve as an efficient tool in combination with our other logistics operations. We are not solely dependent on the Las Palmas operations for our exports, as we also export through other Argentine ports. Nevertheless, Las Palmas port allows us to retain a fully integrated portion of our exports business. The Las Palmas port boasts a strategic location on the right bank of the Paraná River in northeastern Argentina near our plant in Pilar and is less than 100 km away from the Buenos Aires port. The terminal is located in the middle of a unique 4,000 meters ridge and has an area of 144 hectares. The port area has a 350 meters wide and 65 feet deep navigable channel which makes the zone appropriate for crossing and allows ships to maneuver comfortably without the need of tug boats. In addition the area also has an additional 300 meters of coastal access and an additional of undeveloped land for future projects. The facility also has significant storage capacity and has a loading capacity of 1.5 million tonnes. Our port currently has 160 employees and will have direct access to the Five Nations Industrial Park we are currently developing. For further information on the Five Nations Industrial Park, see "—New Projects and Investments—Five Nations Industrial Park" and "Related Party Transactions—Material Contracts with Related Parties—Lease and Production Agreements with Related Parties—Las Palmas Port Lease".

        We believe the Las Palmas port significantly benefits from its strategic geographical location. As Las Palmas port is the closest grain terminal to the entrance of the Paraná River, incoming vessels can avoid the five main shipping routes upriver, which impose limits on a ship's draft and storage capacity, and also save on two tolls and the cost associated with 40 additional hours of pilot travel time to the nearest port of comparable size. The port serves an area which produces a substantial amount of agricultural products annually and benefits from its proximity to such area. We believe that its proximity to the mouth of the Paraná River and the productivity of the surrounding area confers a strategic advantage to the Las Palmas port in comparison to others on the Paraná River. We believe that the port's competitive advantage, its strategic location and the reduced navigation times it offers will lead to time improvements and faster load speeds.

        As noted below, we are currently developing an industrial park, which we refer to as the Five Nations Industrial Park near the Las Palmas port. We believe that the industrial park will result in important synergies for us and will increase demand for the Las Palmas port by third parties. For further information on the Five Nations Industrial Park, see "—New Projects and Investments—Five Nations Industrial Park".

Exposure to Individual Farmers

        While we seek to maximize the number of goods and services that we provide to farmers in our network, we also seek to diversify the farmers from which we source our agricultural products and other agricultural inputs and minimize our exposure to any region or group of farmers. As a result, we evaluate the provision of goods and services for agricultural products using a credit-committee like structure designed to keep our exposure between 30% and 50% of each individual farmer's total output. In the course of evaluating each farmer, we examine the following major characteristics: business outlook (including business experience), total assets and cash flow. In addition, we evaluate the farmer's credit worthiness by examining their credit rating (using a methodology similar to regulated banking entities in Argentina) and record references as well as their seed type, available land and farming plan. Note 3.3 of our audited consolidated combined financial statements describes our provision for potential defaults in connection with the credit we provide to farmers.

Exports

        Once purchased, agricultural products are either transported to one of our storage or processing facilities or sold to other companies in either the export or domestic market. In Argentina, we developed a wide logistics network that transports agricultural products principally by truck and, to a lesser extent, by rail. As part of this network we use trucks which we lease from third parties.

        Our international marketing operations link our agricultural products processing operations with our overseas customers while managing commodity, credit, freight and political risks. For the fiscal year ended November 30, 2016, our agricultural products exports consisted of 1,531 million tonnes of agricultural products or 30% of the agricultural product we sourced. For the six-month period ended May 31, 2017, our agricultural products exports consisted of 319 million tonnes of agricultural products or 29% of the agricultural product we sourced.

        The following map shows some of the current geographic range of our agricultural products exports:

Competition

        Markets for our Agro-Service and Sustainable Sourcing segment products are highly competitive, in large part because our products in this segment are agricultural products subject to relatively straight-forward product substitution. Competition is principally based on price, quality, product and service offerings, geographic location and relationship with farmers. Major competitors include but are not limited to: Molinos Río de la Plata S.A., certain agricultural cooperatives such as the Asociación de Cooperativas Argentinas C.L. and large regional companies such as Bunge Ltd.

Seasonality

        The activities in our Agro-Services and Sustainable Sourcing segment are inherently seasonal. Farmers generally harvest and sell wheat from December through February, sunflower seeds from February through March and soybeans from April through August. As a result the majority of our sourcing, port and export activities are concentrated during December to January in the case of wheat and February through August in the case of sunflower seeds and soybeans.

        In relation to our Retail Products and Branded Industrial Products segments, we believe there is no significant seasonality in our products, however, certain products tend to experience a slight volume increase during winter months. Vegetable oils are sold all year round and flours have a higher consumption rate during the winter months. Cookie sales tend to decrease during the summer, with sweet cookies being the most affected.

        As a result of the above factors, there may be significant variations in our financial results from one quarter to another in connection with the seasonality of our Agro-Services and Sustainable Sourcing segment. See "Risk Factors—Risks Related to our Business—Our business is seasonal, and our cash flow may fluctuate significantly depending on the crop growing cycle".

New Projects and Investments

        As part of our business plan we are always evaluating new investment opportunities to further develop our vertically integrated business and improve our results. Our main areas of focus for growth currently are: regional development, business line expansion and retail and food service expansion. As of the date of this prospectus, we are currently exploring and developing the following new opportunities:

  Retail and Food Services Expansion

        At the Spegazzini facility we currently have production lines for the following frozen food products:

  •
  precooked breads: classic line, sandwich line and rustic line;

  •
  puff pastry line; and

  •
  pizzas.

    We anticipate that our expansion of the frozen business will include:

  •
  the development of a temperature controlled frozen food logistics network, with a range designed to cover all of Argentina;

  •
  technical advice on baking our frozen food products;

  •
  the installation of special ovens at strategic points of sale, aiming to ensure the consistent quality of the final product;

  •
  a call center with 24 hours service to provide prompt responses to our customers; and

  •
  expansion towards international markets.

        With the increased production capacity resulting from the Spegazzini expansion, we intend to launch innovative products using new production lines such as doughnuts, jellied doughnuts, muffins, cupcakes and brownies.

        In addition, we are currently supplying McDonald's, YPF and Shell with frozen bread products. We have already begun supplying local McDonald's franchises with Kaiser rolls for breakfast meals. Similarly, we have begun supplying pastries and croissants (medialunas) to YPF and Shell convenience stores. In connection with these activities, we have identified a significant opportunity in the convenience food category.

  Retail Pizza

        Through our subsidiary, Molinos Puntanos S.A., we have begun developing direct-to-consumer retail projects with the goal selling the retail products that we develop directly to the end-consumers. The first of these projects is our Pizza Alla Pala project. Our Pizza Alla Pala project has the goal of creating a leading retail space built on the principles of quality, innovation and an appealing brand. We make pizza using our frozen food products and serve it on unique stylish wooden boards designed to evoke traditional pizza making. The product is unique in that it offers on-the-go offerings with pre-frozen food products which offer more variety and consistent freshness. Its square shape also permits easier slicing. The products sold at Pizza Alla Pala are designed for both sit-down and on-the-go consumption. These pizzas can be sliced in different portions for consumer ease.

        We hope to offer a high quality retail product based on our high quality ingredients and improved technology. We believe that our pizza's unique format contributes to our brand recognition and increases the appeal of our product. We further believe that the use of our high-quality ingredients along with the pizza's unique presentation will result in an innovative product which appeals to consumers due in part to its competitive price. We have currently opened only one Pizza Alla Pala store, but are actively evaluating future openings.

  Five Nations Industrial Park

        As part of the further development of activities at the Las Palmas area, we are currently evaluating the development of an industrial park in the Las Palmas area, which we call the Five Nations Industrial Park. As of the date of this prospectus, we are still evaluating the financing and expenses associated with the project and we do not have capital expenditures or a timetable set at for this expansion. In the course of its development, we will look to invite global producers of value-added products with internationally recognized brands that will use inputs from our Agro-Services and Sustainable Sourcing and Branded Industrial Products segments. We intend to offer these global producers our sourcing capacity and value-added agricultural products production as well as our distribution networks in Argentina, Uruguay, Brazil, Bolivia and Paraguay in order to further capitalize on our integrated value chain and logistics network. We hope to act as both a supplier and an end-to-end distributor for companies producing industrial and consumer products in the Five Nations Industrial Park by sourcing agricultural products and also providing delivery and shipment of finished products through the Las Palmas port.

        In connection with the development of the Five Nations Industrial Park, we intend to expand our cargo container operations at Las Palmas port. We expect to undertake the expansion of the Las Palmas port concurrently with the development of the Five Nations Industrial Park. We are still evaluating the financing and expenses associated with this project. We believe that the Las Palmas port will further increase the appeal of this location as a potential production and regional distribution hub.

        The property in which the Las Palmas port and the Five Nations Industrial Park are located is currently owned by our affiliate, MOLCA S.A. Under the terms of our leasing agreement with MOLCA S.A., we lease these properties for US$1.5 million per year. For a further description of this agreement, see "Related Party Transactions—Material Contracts with Related Parties—Lease and Production Agreements with Related Parties—Las Palmas Port Lease".

Megaseed

        Megaseed S.A. is one of our subsidiaries dedicated to research and development of agricultural products with a focus on genetic innovation of wheat seeds and technological investment. Megaseed's product development goals include:

  •
  improving yield;

  •
  increasing the density of wheat spikelets;

  •
  developing wheat variants with better baking quality;

  •
  improved sprout capacity; and

  •
  increasing protein and gluten content.

Environmental and Quality Management

        In connection with our various business operations, we comply with several international and local quality standards. In 2014, we applied for certain environmental and food safety standards under the International Standardization Organization, or ISO, for all of our facilities. We obtained these certifications during 2014 and 2015. Currently, all of our retail product production facilities are in compliance with ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and SEDEX—SMETA for retail products. In addition the Las Palmas port are in compliance with ISO 14001. Our packaging business is certified with ISO 22000 and is currently in the process of obtaining its ISO 14001 and OHSAS 18000 certification.

        In addition to the foregoing, we are required under our IFC Facility, to remain compliant with ISO 14001 and OHSAS 18001. Our facilities are subject to an annual audit to confirm compliance with standards and with our obligations under the IFC Facility agreement. For further details on the IFC Facility agreement and its terms, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Indebtedness".

        We also periodically conduct internal audits to ensure our compliance with applicable standards. In addition, each of our facilities has both a quality management and occupational health, safety and environmental standards supervisor who are responsible for maintaining the management system on an annual basis. Our supervisors at each facility are subject to spot audits by management and also participate in interplant audits to ensure that any improvements or best practices at any one of our facilities is disseminated throughout each facility.

Research and Development

        The core purpose of our research and development operation is to foster innovations, develop improved versions of our existing products and develop new product offerings. These goals require constant research, testing of new designs and packaging and focus group testing with our customers. We also attend exhibitions and trade shows in other countries, especially in Europe. For example, our vegetable oil nozzle was developed after several testing trials of different types of nozzles offered in European exhibitions and trade shows. The results of these trials provided data which, after a detailed analysis, allowed us to choose the vegetable oil nozzle that best fit our consumers' needs.

        Each of our production facilities has a research and development group focused on both optimization and product research. Though based at separate locations, our research and development operations are centrally managed and planned. Our research labs have modern equipment in order to ensure that our quality control and other activities are carried out effectively.

        Our research and development purpose has allowed us to develop and launch products with new features in the Argentine market. For example, we were the first producer of flour fortified with vitamins through our Pureza brand. Following our successful launch, the Administración Nacional de Medicamentos, Alimentos y Tecnología Médica (National Administration of Medicine, Food and Medical Technology), which we refer to as the Argentine Food Regulator, visited us in order to better understand the ingredients and technology used for the production of this fortified flour. The Argentine Food Regulator later enacted the regulation which now requires every producer of flour for human consumption to be enriched with certain minerals, including iron, folic acid, thiamine, riboflavin and niacin.

        In addition, our Branded Industrial Products segment has also developed various ready-mixed flours for different styles of bread, including for the elaboration of French breads and other products by artisanal bakeries.

        We believe our Pureza products with whole wheat flour and self-rising flour with natural yeast are the first products with these ingredients in Latin America and currently have over ten years in the market. The natural yeast based self-rising flour is a product developed after research into consumers eating habits in Argentina. The results showed that consumers (especially young consumers and young mothers) required faster cooking times for home-made pizza. As a consequence, we developed self-rising flour which (i) permitted a ten minute preparation time and ten minute cooking time (compared to a two hour preparation and cooking time with regular flour), (ii) included natural yeast instead of chemical yeast, and (iii) was offered at a competitive price when compared to flour and yeast purchased separately.

        In regards to product development, we have developed and launched the following products:

  •
  Pureza flour with healthy fiber;

  •
  Paseo crackers and 9 de Oro biscuits made with oil rich in Omega 9, 0% trans fats and 0% cholesterol;

  •
  Pureza fortified flours enriched with vitamins;

  •
  bottles of Cañuelas oil with an exclusive waste-reducing pouring spout;

  •
  Mamá Cocina breadcrumbs and breading with high fiber content; and

  •
  dry mixes for vienna bread, bran bread, pizzas, pastries, panettone and multi-flour dry mixes for the bakery industry serviced by our Branded Industrial Food segment.

        In addition to our product development, our other recent developments include:

  •
  the use of more ergonomic packaging and spill preventing nozzle for our vegetable oil products, which gives the user a better product experience and prevents oil from being wasted when compared to the regular nozzles found in other vegetable oil offerings by other producers; and

  •
  the use of clear plastic domes to facilitate storage of agricultural products and protection at our elevator facilities.

Trademarks

        Our products are marketed under a variety of valuable trademarks. Some of the more important trademarks used in our global operations include Pureza, Cañuelas, 9 de Oro, Multiple, San Agustín, Mamá Cocina, Paseo, and Cukis, among others. We protect these trademarks as appropriate through registrations in Argentina and other jurisdictions. We defend our registered marks through oppositions to new trademark applications when we believe that a new proposed brand infringes on our trademarks. We have several opposition actions in Argentina, Paraguay and Brazil as part of the regular defense of our trademark portfolio. We do not believe that any of these actions or any other proceedings could materially adversely affect our trademark portfolio.

        Depending on the jurisdiction, trademarks are generally valid as long as they are in use or their registrations are properly maintained and they have not been found to have become generic. Our entire trademark portfolio is registered and owned by us in Argentina and the majority of it has been registered in the other countries in which we operate or sell, including Brazil, and Uruguay. In Brazil and Uruguay, our Pureza brand has not been registered as the name is considered generic. We do not commercialize our products under the Pureza brand in Uruguay. In Brazil, we have registered the brand Pureza Premium. Additionally, our Paseo brand has not been registered in Bolivia, Chile and Brazil.

Properties and Facilities

Retail Products and Branded Industrial Products Segments

        We manufacture our branded industrial products in our 21 production facilities in the region as well as two third-party production plants in Argentina. The following table provides an overview of our various facilities, their location, ownership and operational activity:

Facility	Province, Country	Production Capacity (tonnes per year)	Current Use	Certifications	Utilization Rate of Branded Industrial Product Line(1)	Utilization Rate of Retail Product Line(2)
Central Administration	Buenos Aires, Argentina		Offices	ISO 27001
Next Generation Refined Oil Industrial Plant	Buenos Aires, Argentina	(i) Flour (branded): 948,865; (ii) Flour (retail): 182,398; (iii) Vegetable Oil: 88,000 (iv) Ready-mixed; Products: 31,771 (v) Bread Crumbs: 7,128	Flour; Vegetable Oil; Ready-mixed Products; Bread Crumbs	ISO 9001:2008; ISO 14001:2004; OHSAS 18001:2007; ISO 22000:2005; FSSC 22000; GMP+B2: 2010	68% Flour	65% Flour, 93% Vegetable Oil, 26% Ready-mixed Products, 100% Bread Crumbs
Río Cuarto	Córdoba, Argentina	Pasta: 12,000	Pasta	ISO 9001:2008; ISO 14001:2004; ISO 22000:2005; OHSAS 18001:2007		50%
Granadero Biagorria Plant	Santa Fe, Argentina	Cookies and Biscuits: 31,560	Cookie and Biscuit Production	ISO 9001:2008; ISO 14001:2004; ISO 22000:2005 and OHSAS 18001:2007		73%
Carlos Spegazzini Facility	Buenos Aires, Argentina	(i) Cookies: 19,448; (ii) Frozen Foods: 17,652	Cookies; Ready-mixed Dough; Frozen Foods.	ISO 9001:2008; ISO 14001:2004; OHSAS 18001:2007; ISO 22000:2005; FSSC 22000		32% Cookies; 48% Frozen food products

Facility	Province, Country	Production Capacity (tonnes per year)	Current Use	Certifications	Utilization Rate of Branded Industrial Product Line(1)	Utilization Rate of Retail Product Line(2)
Salta	Salta, Argentina	(i) Flour (branded): 10,000; (ii) Flour (retail): 68,000	Flour; Ready-mixed Products	ISO 9001:2008; ISO 14001:2004; ISO 22000:2005; OHSAS 18001:2007	93% Flour	100%
Tucumán	Tucumán, Argentina	Flour (branded): 91,000	Flour; Ready-mixed Products		46%
San Luis	San Luis, Argentina	Balanced Meal: 30,000	Balanced Meal		2%
Adelia María	Córdoba, Argentina	Flour: 232,000	Flour; Ready-mixed Products	ISO 9001:2008; ISO 14001:2004; OHSAS 18001:2007; ISO 22000:2005; FSSC 22000	90%
Molinos Florencia	Córdoba, Argentina	Flour (branded): 267,000	Flour		93%
Realico	La Pampa, Argentina	Flour (branded): 85,680	Flour	In process to be transferred	65%
Chacabuco	Buenos Aires, Argentina	Flour (branded): 168,840	Flour	In process to be transferred	82%
Pigüe	Buenos Aires, Argentina	Flour (branded): 177,169	Flour; Ready-mixed Products	ISO 9001:2008; ISO 14001:2004; OHSAS 18001:2007; ISO 22000:2005; FSSC 22000	85%
Tres Arroyos	Buenos Aires, Argentina	Flour (branded): 151,200	Flour		50%
Resistencia	Chaco, Argentina	Flour (branded): 73,080	Flour		70%
Rosario II	Santa Fe, Argentina	Flour (branded): 138,600	Flour		71%
Pilar	Buenos Aires, Argentina	Flour (branded): 320,040	Flour		63%
Cañuelas Pack	Buenos Aires, Argentina	Packaging: 5,100	Packaging	FSSC 22000	99%
San Justo	Buenos Aires, Argentina	Flour: 126,000	Flour		69%
Molino Ameriano	Montevideo, Uruguay	Flour (branded): 105,000	Flour; Ready-mixed Products		72%
Moinho Cañuelas	Salvador Bahia, Brazil	Flour (branded): 99,000	Flour; Ready-mixed Products		98%

(1)
We define Utilization Rate as the maximum milling capacity divided by the installed milling capacity.

        As of the date of this prospectus, the certification of mills acquired in connection with the Cargill Acquisition are still being transferred by Cargill.

Agro-Services and Sustainable Sourcing Segment

        Our Agro-Services and Sustainable Sourcing segment has 62 branches, 44 one-stop supply stores and 21 conditioning and storage centers strategically distributed across substantially all of the country's principal agricultural production regions. We also have storage facilities at our soybean and corn processing plants where we store agricultural products from farmers and other sellers directly for processing.

  •
  In Uruguay we have one facility, located in Montevideo.

  •
  In Brazil, we have one facility located in Salvador de Bahía, a branch and a storage facility in San Pablo and Río de Janeiro and a storage facility in Pernambuco.

        The following table lists our commercial branches in Argentina and their location:

Facility Name	Province
Adelia María	Córdoba
Alcira Gigena	Córdoba
Alejo Ledesma	Córdoba
Azul	Buenos Aires
Bahia Blanca	Buenos Aires
Balcarce	Buenos Aires
Bandera	Santiago del Estero
Bell Ville	Córdoba
Canals	Córdoba
Casbas	Buenos Aires
Charata	Chaco
Charras	Córdoba
Chivilcoy	Buenos Aires
Córdoba	Córdoba
Coronel Baigorria	Córdoba
Coronel Moldes	Córdoba
Coronel Pringles	Buenos Aires
Coronel Suarez	Buenos Aires
Daireaux	Buenos Aires
Etruria	Córdoba
Gancedo	Chaco
General Belgrano	Buenos Aires
General Levalle	Córdoba
General Pinto	Buenos Aires
Gonzalez Chaves	Buenos Aires
Gualeguay	Entre Ríos
Gualeguaychu	Entre Ríos
Huinca Renanco	Córdoba
Inriville	Córdoba
Intendente Alvear	La Pampa
Jesús Maria	Córdoba
Jovita	Córdoba
La Carlota	Córdoba
Laboulaye	Córdoba
Las Acequias	Córdoba
Lincoln	Buenos Aires
Lobos	Buenos Aires
Marcos Juarez	Córdoba
Necochea	Buenos Aires
Pehuajo	Buenos Aires
Pigüé	Buenos Aires
Presidencia Roque Saenz Peña	Chaco
Pueblo Italiano	Córdoba
Realico	La Pampa
Ricardone	Santa Fe
Rio Cuarto	Córdoba
Río Primero	Córdoba
Sacanta	Córdoba
Saladillo	Buenos Aires

Facility Name	Province
Salta	Salta
Sampacho	Córdoba
San Antonio De Areco	Buenos Aires
San Francisco	Córdoba
Tandil	Buenos Aires
Tres Arroyos	Buenos Aires
Tucumán	Tucumàn
Vedia	Buenos Aires
Venado Tuerto	Santa Fe
Vicuña Mackenna	Córdoba
Villa María	Córdoba
Villa Mercedes	San Luis
Villa Valeria	Córdoba

        The following table lists our one-stop supply stores:

One-Stop Supply Stores	Province
Adelia María	Córdoba
Alcira Gigena	Córdoba
Bell Ville	Córdoba
Canals	Córdoba
Casbas	Buenos Aires
Charata	Chaco
Charras	Córdoba
Chivilcoy	Buenos Aires
Coronel Pringles	Buenos Aires
Etruria	Córdoba
General Levalle	Buenos Aires
General Pinto	Buenos Aires
Gonzalez Chaves	Buenos Aires
Huinca Renanco	Córdoba
Intendente Alvear	La Pampa
Jesús Maria	Córdoba
Jovita	Córdoba
La Carlota	Córdoba
Laboulaye	Córdoba
Lincoln	Buenos Aires
Lobos	Buenos Aires
Pigüé	Buenos Aires
Presidencia Roque Saenz Peña	Chaco
Realico	La Pampa
Rio Cuarto	Córdoba
Sacanta	Córdoba
Saladillo	Buenos Aires
San Francisco	Córdoba
Tandil	Buenos Aires
TLP (Zarate)	Buenos Aires
Tres Arroyos	Buenos Aires
Tucumán	Tucumàn
Vedia	Buenos Aires
Venado Tuerto	Santa Fe

One-Stop Supply Stores	Province
Villa María	Córdoba
Villa Mercedes	San Luis
Sampacho	Córdoba
Inriville	Córdoba
Gualeguay	Entre Ríos
Gualeguaychu	Entre Ríos
Coronel Suarez	Buenos Aires
Daireaux	Buenos Aires
Gancedo	Chaco
Alejo Ledesma	Córdoba

        The following table lists the agricultural product conditioning and storage centers in Argentina:

Plant or Storage Facility	Province
Adelia María	Córdoba
Avia Terai	Chaco
Cabred	Buenos Aires
Capilla del Señor	Buenos Aires
Coronel Suarez	Buenos Aires
De Bary	Buenos Aires
General Lavalle	Buenos Aires
Gonzalez Chaves	Buenos Aires
Hilario Lagos	La Pampa
Huinca Renanco	Córdoba
Justo Daract	San Luis
Laboulaye	Córdoba
Monte de los Gauchos	Córdoba
Pigüé	Buenos Aires
Pinedo	Chaco
Ricardone	Santa Fe
Río Cuarto	Córdoba
San Pedro de Guasayan	Santiago del Estero
Vedia	Buenos Aires
Vicuña Mackenna	Córdoba
Washington	Córdoba

Employees

        As of November 30, 2016, we had approximately 3,000 full and part-time employees. In Argentina, our employees are represented by nine unions and approximately 60% of them benefit from collective bargaining agreements.

        The collective bargaining agreements to which we are a party are comparable to other such agreements in Argentina and are mandatory for the companies that perform the activities described in each of them. We are party to nine collective bargaining agreements in Argentina.

        In addition to our collective bargaining agreements in Argentina, our mill employees in Uruguay are also members of the Federación de Obreros y Empleados Molineros y Afines. In November of 2016, the union in Uruguay was holding salary negotiations at a national level. In connection with these negotiations, the union entered into a series of work stoppages that lasted five days. In addition, in May of 2015 there was a nation-wide strike of the union for vegetable oil workers in Argentina known as the Aceiteros. This strike lasted for 26 days and corresponded to national labor negotiations. Other than this brief stoppage in our Uruguay facility and the national strike in Argentina which affected our operations, we have not had a labor stoppage or other material labor dispute in the last three years. For further information on the risk of labor disputes, see "Risk Factors—Risks Related to Our Business—Failure to maintain our relationships with labor unions may have an adverse effect on us".

Food Quality and Safety Regulations

        Our activities are subject to a wide range of national, provincial and municipal rules and regulations, mainly in the areas of the environment, public health, social security and consumer protection. As of the date of this prospectus, we believe we are in compliance with the legal framework of the countries in which we operate. We also possess all of the required material permits and licenses for carrying out our activities.

        Below is a summary of the primary regulations to which our activities are subject to:

  Consumer Protection Regulation

        Pursuant to the Argentine Consumer Protection Law, its complementary regulation (such as the Argentine Fair Trade Law No. 22,262 and the Argentine Antitrust Law No. 25,156), and the Argentine Civil and Commercial Code, there are a number of rules related to consumer protection to which we are subject.

        According to the Consumer Protection Law, individuals and both private or public entities engaged in commercial activities, even if occasional, or dedicated for example to the production, importation, distribution and commercialization of goods or services to consumers or end-users, are considered suppliers of these goods and services. As a result, they are subject to the rules under the Consumer Protection Act and other regulations that protect consumers.

        The Consumer Protection Law establishes a set of obligations to suppliers that aim to protect the consumers through specific provisions that outline the liability of each party participating in a consumer transaction. For example, the regulation provides that an offer made to potential and unknown customers obliges the supplier for all the time the offer is public or until its public revocation. In addition, the regulation establishes that the terms included in advertisements, announcements, prospects, mailshots and in general, any public communication, bind the seller or supplier and shall be part of any agreement with a consumer. Non-compliance with the terms of an offer (as described by the applicable law) shall be considered an unjustified refusal and may lead to sanctions which may vary of up to AR$5 million (approximately US$310,559 according to the venta de divisas exchange rate reported by the Banco de la Nación Argentina as of May 31, 2017) in fines, besides the possible application of punitive damages, to severe sanctions such as the mandatory closing of an establishment in order to prevent suppliers from violating more regulations.

        In general, the supplier may be liable for any damage a consumer may suffer as a consequence of the use of the good or service. However, the Consumer Protection Law imposes joint liability on the producer, the manufacturer, the importer, the distributor, the supplier, the seller and the owner of the relevant trademark, for all the damages caused by any damaged or risky good or service. To avoid any such potential liability the supplier must prove that the damage was not caused by it.

        Finally, according to Consumer Protection Law, certain clauses of the agreements between sellers and consumers are considered null or void, including, for example, those which provide exemptions or waivers for the benefit of suppliers.

  Food Production Regulation

        As a manufacturer of primary food products, we are subject to environmental and administrative regulations, both at a federal and provincial level. Pursuant to the Argentine Federal Code on Food, establishments that produce, manufacture or process food products must register with the National Registry of Establishments before commencing any activity. Each of our locations involved in the production of primary food products is registered with the National Registry of Establishments. In addition, each of our branded industrial products must be registered, before its sale, at the National Registry of Food Products.

        Due to our significant number of activities related to the storage, processing, distribution, resale and transportation of agricultural and primary food products, we are subject to the provisions of the Argentine Federal Code on Food and other complementary rules such as MAGyP Resolution No. 21-E/2017. This resolution requires that Argentine entities like us, which carry out activities related to the trade and/or industrialization of primary food products, must register with the Sole Registry of the Agro-Industrial Chain (Registro Único de Operadores de la Cadena Agroindustrial, or "RUCA" for its acronym in Spanish). We are currently registered and in compliance with Resolution No. 21-E/2017.

        In addition to general regulations applicable to food products, we are also subject to specific regulations for some of the foods that we produce. For example, all producers of wheat flour must register before the Argentine National Institute of Food. In addition to requiring our registration, the Argentine National Institute of Food maintains a database which gathers information on every wheat flour producer, including ourselves.

        In addition, we are subject to Argentine Law No. 25,630 which provides that wheat flour for human consumption must be enriched with certain minerals, including iron, folic acid, thiamine, riboflavin and niacin.

  Export/Import

        As a commercial operator dedicated to the export and/or import of animal or vegetable products, we are required to register with the Argentine Registry of Importers and Exporters (Registro de Exportadores y/o Importadores) in accordance with Resolution No. 492/2001 enacted by the Argentine National Food Safety and Quality Service (Servicio Nacional de Sanidad y Calidad Agroalimentaria) or SENASA. Resolution No. 492/2001 requires that the import or export of any animal or vegetable, including their reproductive materials, any derived products, any animal or vegetable byproduct and any products containing animal or vegetable ingredients must be registered with the Argentine Registry of Importers and Exporters, which is managed by SENASA.

        We are also required to provide sworn affidavits (declaración jurada de ventas al exterior), which we refer to as DJVE, relating to the agricultural products that we export in accordance with Argentine Law No. 21,453. Argentine Law No. 21,453 requires companies with the Argentine Unit of Coordination and Evaluation of Subsidies for Internal Consumption, (Unidad de Coordinación y Evaluación de Subsidios para el Consumo Interno), to provide these affidavits in order to calculate the applicable tax rate to which they are subject.

        Finally, the Argentine Federal Office of Commercial Agricultural Control, Oficina Nacional de Control Comercial Agropecuario, enacted Resolution No. 543/08 which creates the requirements for those exporters subject to providing a DJVE. We are subject to these requirements as part of our export activities. This resolution was subsequently amended by the Macri administration in 2015, to provide more transparency and flexibility under the DJVE regime and promote exports.

  Environmental Matters

        As of the date of this prospectus, we are not involved in any clean-up sites or activities related to waste disposal operation. Our operations are subject to a number of national, provincial and municipal environmental regulations.

        Beginning in 2002, Argentine law regulates the minimum standards for achieving environmental sustainability and the preservation of biodiversity. Any project or activity capable of significantly degrading the environment or which may adversely affect quality of life, is subject to an environmental impact study prior to being carried out. In addition, under Argentine law, any actual damage to the environment triggers additional duties and obligations which require the restoration of the environment to its former condition or, if not technically feasible, the payment of compensation to a specific fund.

        Argentine administrative laws and regulations regarding environmental protection are primarily instituted at the provincial level. Their applicability to any industrial or service activities ultimately depends on where such activities are carried out. For that reason, any commercial industrial or service facility must maintain its own environmental permit in accordance with applicable local regulations.

        Such permits are required for various industrial and commercial activities including: (i) the generation, storage, transport and disposal of hazardous and infectious wastes, (ii) the use of equipment subject to high pressure levels, (iii) the use of fuel tanks, (iv) the use chemical of precursors (including registration requirements with the National Registry of Chemical Precursors or Registro Nacional de Precursores Químicos), (v) the use disposal and storage of pesticides, agrochemical products and crop protection agents and (vi) the disposal of liquid waste and gas emissions, among others. The use of public water is also subject to the granting of permits by each provincial jurisdiction.

        Any violation of the aforementioned laws or any other provincial environmental laws and regulations may subject us to civil, criminal and administrative penalties, including an obligation to engage in environmental remediation, the payment of damages and the closure of non-compliant or infringing facilities. In addition, tort and criminal liability may also be extended to our executive officers, directors, statutory auditors and/or other officers who participate in the company's decision-making process.

        Our facilities and field activities may involve the use of potentially hazardous material, which are subject to health, safety and environmental regulations.

        As of the date of this prospectus, we believe that neither the outcome of any existing environmental, judicial and/or administrative proceedings nor our compliance in general terms with material environmental laws or regulations will have a material adverse effect upon our capital expenditures, earnings, or competitive position.

Insurance

        The type and level of insurance coverage we obtain is determined based on our consultation with leading insurance brokers. We are insured with leading local insurance companies against a variety of risks, including civil liability, fire and property damage and export credit risk. We believe our level of insurance coverage is customary and appropriate for a company of our size and with respect to our activities.

        We believe that our insurance coverage is reasonable in amount and consistent with industry standards in the countries in which we operate, and do not anticipate being unable to renew any of our insurance policies.

Changes in Argentine Politics

        Presidential and Congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading Presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015 and since then, has announced several significant economic and policy reforms, including:

  •
  Foreign Exchange Reforms.  The Macri administration announced certain reforms to the foreign exchange market that have provided greater flexibility and easier access to the foreign exchange market to both companies and individuals. Currently, there is free access to the Foreign

    Exchange Market, to purchase foreign currency without prior authorization from the AFIP. The main measures adopted as of the date of this prospectus include:

    •
    the reestablishment of Argentine residents' rights to purchase and remit foreign currency outside of Argentina without limitations, specific allocation or the need to obtain prior approval;

    •
    the elimination of the minimum holding period of 72 business hours for purchases and subsequent sales of securities;

    •
    the elimination of the 30% mandatory deposit for certain funds remitted to Argentina among other changes to the foreign exchange regime; and

    •
    the removal of several limitations (statutory or de facto) including in relation to payments for services, dividends, principal and the interest of financial indebtedness and the import of goods.

  •
  Foreign Trade Reforms.  The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans by 5% from 35% to 30%. Further, the 5% export duty on most industrial exports was eliminated. With respect to payments for imports of goods and services, the Macri administration announced the elimination of amount limitations for access to the Foreign Exchange Market for any new transactions as of December 17, 2015 and for existing debts for imports of goods and services as of April 22, 2016. On January 2, 2017 the federal government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and until December 2019.

  •
  Fiscal Policy.  The Macri administration took steps to anchor fiscal accounts, reduce the primary fiscal deficit and pursued a primary fiscal deficit target of 4.8% of GDP in 2016 through the elimination of subsidies, the reorganization of certain expenditures and the generation of increased revenue through a tax amnesty. The fiscal deficit for 2016 was approximately 4.6% of GDP.

  •
  Plans for Correction of Monetary Imbalances.  The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years. The Central Bank has increased sterilization efforts to reduce excess monetary imbalances and raised Peso interest rates so as to offset inflationary pressure. However, inflation during 2016 remained high.

  •
  Holdout Bondholders.  Since assuming office, the Macri administration adopted a different negotiation strategy than the one followed by the previous administration to resolve the litigation with holdout sovereign bondholders thereby allowing Argentina once again to access international capital markets. This has resulted in a number of settlements with holders of Argentine public debt and contributed to vacating a number of court orders that limited Argentina's ability to service its debt and complete the prior restructurings.

  •
  INDEC Reforms.  On January 7, 2016, the Macri administration declared a state of administrative emergency in the INDEC which lasts until December 31, 2016. The Macri administration appointed Mr. Jorge Todesca, who previously served as director of a private consulting firm, as head of the INDEC. Since the declared emergency, INDEC ceased publishing certain statistical data and only recommenced publication of the CPI on June 16, 2016. In November 2016, the International Monetary Fund ("IMF") lifted the censure motion that weighed on the country since 2013, when it decided to sanction Argentina because it considered that the INDEC's statistics were being manipulated. The IMF determined that Argentina currently provides for accurate statistic information on the consumer price index, or CPI, and gross domestic product, or GDP.

  •
  Tax Amnesty Law.  On June 29, 2016, the Argentine Congress passed law No. 27,260, which became effective on July 22, 2016 and provides for a tax amnesty regime and tax reform. The new regime aims to pay pensioners and help fund a multi-billion U.S. Dollar infrastructure program. This regime allows individuals and entities to disclose undeclared assets both abroad and in Argentina, without the need to repatriate them to Argentina, under the conditions set forth in the law, within a period extending from its effectiveness until March 31, 2017, without penalty (other than charges described below) or the need to explain the source of the funds, among other benefits. The law also provides that there will be no charge on assets worth up to US$25,000, and a discounted applicable tax of 5% on property and assets worth up to US$80,000. Above that threshold, the applicable tax was 10% until the end of 2016 and 15% until the end of March 2017, when the amnesty window closed.

  •
  National Electricity State of Emergency and Reforms.  Following years of very limited investment in the energy sector, as well as a continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which will remain in effect until December 31, 2017. The state of emergency allows the federal government to take actions designed to ensure the supply of electricity to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, the Macri administration announced the elimination of certain energy subsidies and a substantial increase in electricity rates. Resolution No. 6/2016 established increases in seasonal reference prices for power and energy between January 1, 2016 and April 30, 2016. By increasing tariffs, eliminating subsidies and modifying the regulatory framework, the Macri administration aims to correct distortions in the energy sector and stimulate investment. Following the tariff increases, preliminary injunctions were requested by customers, politicians and non-governmental organizations that defend customers' rights and which were subsequently granted by Argentine courts. Among the different rulings in this respect, two separate rulings led to the suspension of end-users tariff increases of electricity in the Province of Buenos Aires and in the whole territory of Argentina. However, on September 6, 2016, the Supreme Court of Argentina overturned the injunctions that suspended end-users electricity tariff increases, arguing formal objections and procedural defects. On February 1, 2017, the ENRE enacted several resolutions which, among other policy changes, implement a reduction of electricity subsidies for electricity distributors Empresa Distribuidora y Comercializadora Norte S.A. and Empresa Distribuidora Sur S.A., and an increase in electricity tariffs for residential users of said companies. The increase in electricity tariffs ranges between 61% and 148%, depending on the amount of electricity consumption. On September 12, 2016, pursuant to a Supreme Court of Argentina decision, an open hearing lead by the Minister of Energy and Mining was held in relation to the approval of a new gas tariff schedule. In October 2016, such new gas tariff schedule was approved by the Macri administration with increases in the tariff ranging between 300% and 500%. On October 28, 2016, a non-binding public hearing was conducted by the Ministry of Energy and Mining and the National Electricity Regulating Agency (the Ente Nacional Regulador de la Electricidad or ENRE) to present tariff proposals submitted by distribution companies covering the greater Buenos Aires area (with approximately 15 million inhabitants) for the 2017-2021 period in the framework of an integral tariff review. In 2017, pursuant to Resolution 20/2017 of the Office of Electric Energy, the increase in tariffs for small and medium-sized businesses amounted to 30% and in February and March, respectively. In March 30, 2017, the Minister of Energy and Mining also announced that the gas tariffs for commercial and residential use in the City of Buenos Aires and the Greater Buenos Aires Area will increase between 20% and 36%

  •
  Proposed New Capital Markets Law.  On November 17, 2016, the Macri administration submitted a bill to the federal congress to reform the Argentine Capital Markets Law, to foster the development of the local capital markets and attract investments thereto.

  •
  Amendment to Labor Risks Law.  On February 15th 2017 the federal congress passed Law 27,348, which amends and complements Labor Risks Law No. 24,557 (the "Labor Risks Law") and aims to reduce litigation arising from accidents at work. Under the new regime, prior to filing a lawsuit resulting from work-related accidents, affected workers must go through jurisdictional medical commissions, which constitute a mandatory and exclusive administrative instance, in order to determine the character of the illness or contingency, the disability and the corresponding pecuniary benefits provided for under the Labor Risks Law.

Legal Proceedings

        In the ordinary course of business we are subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, social security, labor lawsuits and other matters. We make provisions for these liabilities when it is probable that future costs will be incurred and the amount of such costs can be reliably estimated. We measure provisions at the present value of the future costs using a pre-tax rate that reflects the current market assessment of the time value of money and the risks associated with our legal liabilities.

        From time to time we are involved in various lawsuits and other proceedings. As of the date of this prospectus, we do not believe that these proceedings, individually or in the aggregate, will have a material adverse impact on our business, results of operations and financial condition, taking into account the provisions accounted for at the end of our last fiscal quarter.

INDUSTRY

        Our revenues are substantially generated by our operations in Argentina. Brazil and Uruguay have also reached significant size and have an important contribution to total sales while Chile and Bolivia, because of the size of those markets and our more recent entry into those markets are relatively smaller contributors to total sales.

Overview of the Argentine Economy

        Since assuming office in December 2015, the Macri Administration has announced and implemented several economic and policy reforms in an effort to correct existing imbalances and foster investment and economic growth, which have raised high expectations for the future economic performance of Argentina. Some of these measures impact our operations directly and will potentially result in significant improvement of the environment for our business. For a detailed description of these measures see "Business—Changes in Argentine Politics".

Macroeconomic Projections

        The impact that these recent policies and other future measures to be adopted by the Macri Administration will have on the Argentine economy cannot be predicted. However, the planned normalization and liberalization of the economy is expected to be positive for business by stimulating economic activity, and rebalancing the main economic drivers. Some important indicators include:

  •
  strong economic growth is expected after a negative real GDP growth rate in 2016 (2.3% contraction). Year on year, or yoy, growth rates of 3.1%, 3.9%, 4.2% and 4.0% are expected from 2017 to 2020 according to Business Monitor International, or BMI;

  •
  private consumption per capita, according to BMI, is expected to grow at a compounded annual growth rate of 17.5% from 2017 to 2020, compared to a decrease of 0.1% from 2011 to 2016. Private consumption is a key metric for the consumer products industry in general and therefore could affect our business significantly;

  •
  following a peak inflation rate of 39.0% for the year ended 2016, Information Handling Services, or IHS, expects a reduction of the inflation rate beginning in 2017, which is expected to reach 9.3% in 2020;

  •
  the average end of period exchange rates are also expected to remain more stable following the foreign exchange rate policies taken by the current government. Information Handling Services expects the Peso to U.S. Dollar venta de divisas exchange rate to reach an average level of 19.2 and an end of period value of 19.6 in 2020; and

  •
  according to Economist Intelligence Unit, real personal disposable income is expected to grow 0.9% in 2017, and maintain a 4.3%-4.6% growth rate from 2018 to 2020.

Industry Overview

Packaged Food Industry

        The packaged foods market is comprised of bread, pasta, pastries and cookies, crackers and biscuits. Despite the challenging macroeconomic scenario in recent years in Argentina, the packaged food market both in Argentina and the surrounding region has grown every year from 2011 to 2016, according to Euromonitor.

        The following charts show volume growth in the packaged foods market in Argentina and the region since 2012.

Regional(1) Packaged Food Sales ('000 Tonnes)	Argentina Packaged Food Sales ('000 Tonnes)

Source: Euromonitor, IMF and INDEC	Source: Euromonitor, IMF and INDEC
(1) Includes Argentina, Bolivia, Brazil, Chile and Uruguay

        Sales of packaged food in the region and in Argentina for the period from 2012 through 2016 had a CAGR of 2.1% and 5.3%, respectively, which was primarily due in both cases to increased adoption by consumers of newer convenience food formats.

Prepared Meals Market Trends

        Our Retail Products business segment is a sub-category of the prepared meals market. In recent years, the market has looked at more convenient and easier meal options that require less effort to cook, consume, or can be stowed away for longer periods of time. Through our portfolio of practical products, ranging from ready-mixed products to frozen foods, we have developed a unique offering that matches consumers' changing preferences.

        According to Canadean Ltd., consumers in Argentina are shifting away from traditional cooking and meal options and increasing their consumption of ready, on-the-go prepared meals.

        The following charts show the recent growth, in both Argentina and the surrounding region, of the three principal categories of the prepared meals market by sales volume:

Regional(1) Convenience Food Sales (mm kg)	Argentina Convenience Food Sales (mm kg)

Source: Euromonitor, IMF and INDEC	Source: Canadean
(1) Includes Argentina, Bolivia, Brazil, Chile and Uruguay

        From 2012 through 2016, sales of convenience food in the region and in Argentina had a CAGR of 7.4% and 9.7%, respectively, which was primarily due in both cases to increased adoption by consumers of newer convenience food formats.

        For the year ended 2016, the prepared meals market in Argentina had a sales volume of approximately 7.4 million kg, representing a 10.7% increase compared to 2015. From 2011 to 2016, the prepared meals market had an average growth rate of 9.0% in terms of volume. Although the prepared meals category includes certain products, such as meals kits including full course meals, which we do not produce, the vast majority of the growth is driven by pizza and other ready meals which are expected to grow within our portfolio, in part due to our recent and potential future investments in increased production capacity at the Spegazzini facility.

Categories in our Retail Products Segment

Vegetable Oils

        The market for edible oils has shown consistently positive volume growth in Argentina and the region. The vegetable oils business line represented 36.7% of the net sales of our Retail Products segment for the fiscal year ended November 30, 2016. Argentina is one of the most attractive markets for this category, given the high levels of vegetable oil consumption per capita.

        The Argentine vegetable oils market, which reached a value of US$482 million in 2016, had a CAGR of 2.8% for the period from 2012 through 2016, which was primarily due to a combination of marginal growth in consumption per capita and an increase in population. Similarly, the CAGR of 0.6% for the regional vegetable oils market (which includes Argentina, Bolivia, Brazil, Chile and Uruguay) for the period from 2012 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

        Our product offering within the vegetable oils category includes sunflower, soy, corn and olive oil. In Argentina, sunflower oil represents nearly 50% of the total consumption of the country for the year ended 2016. Together, the four sub-segments we operate represented 54% of the total volume of vegetable oils in Argentina in 2016, according to Euromonitor.

Bread

        One of the main uses of flour is bread production. In Argentina, the bread market had a market size in 2016 of US$2.6 billion for the year ended 2016 according to Euromonitor. Argentina has a per capita consumption of bread of 44.7 kg. Our flour business line represented 33% of the net sales of our Retail Products segment for the fiscal year ended November 30, 2016.

        Positive market trends in wheat flour derivative products such as the bread market exist and show steady, positive volume growth despite swings in economic activity. Additionally, bread consumption in the markets in which we operate still lags significantly when compared to that of, for example, western European markets, which we believe highlights the still significant room for long-term growth.

        The following chart illustrates the differences in bread consumption between western European countries and the principal markets in which we operate:

Bread Consumption by Country

Data from Euromonitor

        In volume terms, the Argentine market reached 1.96 million tonnes in 2016, after several years of relatively low growth of 0.5% CAGR for the period from 2012 through 2016, due to price increases and economic stagnation, as indicated in the chart below. However, outlook remains positive and significant growth is expected for the next years particularly in more value added products (such as fortified products, frozen breads and others).

Regional(1) Sales of Bread

Data from Euromonitor, IMF & INDEC

(1)
Includes Argentina, Bolivia, Brazil, Chile and Uruguay

        The CAGR of 0.5% for regional sales of bread for the period from 2012 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population. Similarly, the CAGR of 0.5% in Argentine sales of bread for the period from 2012 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

Pastries

        We are reliant upon the pastries market due to the fact that our frozen foods, Puntos Caliente and foodservice business segments are significantly pastry-focused. We will likely benefit from the strength of the pastries segment in Argentina, as we envision additional product development and investments in the category.

        Argentina's pastries market reached a volume of 254 million tonnes in 2016, and had a market value of US$1.28 billion, according to Euromonitor.

Cookies, Crackers and Biscuits

        We are present in the cookies, crackers and biscuits market through our 9 de Oro, Cukis and Paseo brands. For the sake of the following data, Euromonitor considers the aggregated "biscuits, cookies & crackers" category to include the sub-categories of savory biscuits and sweet biscuits. Our cookies, crackers and biscuits business line represented 18.4% of the net sales of our Retail Products segment for the fiscal year ended November 30, 2016.

        Argentina's sweet biscuits and crackers market reached 543 thousand tonnes in 2016 after growing at a compound rate of 1.6% from 2012 to 2016. The dollar value of the market for the same year was US$2.5 billion. The following chart shows the growth of the Argentine biscuits, cookies and cracker market in terms of tonnes and volume per capita terms:

Argentine Sales of Biscuits, Cookies & Crackers	Argentine Consumption of Biscuits, Cookies & Crackers

Data from Euromonitor	Data from Euromonitor

        The CAGR of 1.6% for Argentine sales of biscuits, cookies and crackers for the period from 2012 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population. Similarly, the CAGR of 2.5% in Argentine consumption of biscuits, cookies and crackers for the period from 2012 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

        The market for biscuits, cookies and crackers in other countries where we have operations vary in size. Brazil is the largest country by far at 1.3 billion tonnes sold for the year ended 2016, a figure which is almost 2.4 times the size of Argentina's market and 10.8 times the size of the third largest market, which was Chile with 120 thousand tonnes. The following table shows the evolution of market size in total volume and per capita.

        Positive market trends in wheat flour derivative products such as the sweet biscuits market exist and show steady, positive volume growth despite swings in economic activity. The following chart illustrates these regional trends in the sale of sweet biscuits:

Regional(1) Sales of Sweet Biscuits

Data from Euromonitor, IMF & INDEC

(1)
Includes Argentina, Bolivia, Brazil, Chile and Uruguay

        The CAGR of 1.1% for regional sales of sweet biscuits for the period from 2012 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population. Similarly, the CAGR of 1.6% in Argentine sales of sweet biscuits for the period from 2012 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

        We have a group of market-leading brands that we expect to continue to grow strongly. Net sales of our vegetable oil, flour and biscuits, crackers and cookies grew 65%, 41% and 49%, respectively, in our 2016 fiscal year from our 2015 fiscal year, in all cases at a rate which exceeded inflation for the year.

        The following chart shows the year over year growth rate in volume consumed for three of the retail food product categories in which we participate:

Traditional Categories Sales

Source: Company information

        We also benefit from a group of branded products that are still gaining market adoption and their maturing process offer significant potential for revenue and profitability growth. Sales of our frozen food product line, for example, grew 636% during the fiscal year ended November 30, 2016 from the fiscal year ended November 30, 2015. In the future, we may seek to upgrade the production our modern frozen food facility in Carlos A. Spegazzini, Argentina in order to drive additional benefits from increased scale.

Frozen Food Products Sales

Source: Company information

        We have also developed strong distribution relationships with leading regional customers, including McDonald's and Cencosud. We plan to leverage on our existing partnerships with these regional customers and our low-cost production base to continue growing our business in Brazil, Chile and Bolivia. Through our Agro-Services and Sustainable Sourcing segment in Argentina, we have access to high quality and low cost inputs for our production process which, together with our operational efficiency, serve as a strong competitive advantage when pursuing growth in new markets.

        Sales of our branded industrial wheat products have also shown positive growth trends, as evidenced in the following chart:

Wheat Flour Sales(1)

Source: Company information

(1)
Wheat flour sales are part of the Branded Industrial Products segment

        The 33.2% CAGR for Argentine wheat flour sales for the period from 2014 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

Argentina's Grain and Milling Industry

Argentina's Geographic Advantages

        The country's geographic location, temperate climate, water supply, and land availability, represent competitive advantages vis-à-vis other grain producers in the region. The country's main agricultural area is known as La Pampa Humeda, located in the northwest of Argentina and comprised of the provinces of Entre Ríos, Santa Fe, Córdoba, La Pampa and Buenos Aires. The area's rich soil and flat topography enables the plantation of grain and maximizes yield. According to the Ministry of Agriculture of Argentina, the average yields in the area have historically remained between 2.4-3.1 tonnes/hectares over the last five years, above the average of 1.88 tonnes/ha for other farming areas in Argentina. The grain industry has increased its investments in crop protection to minimize losses due to pests and other issues, with the total market value of the crop protection market growing at a CAGR of 5% between 2013 and 2015. The biggest investments from farmers were in glyphosate herbicides and non-Glyphosate herbicides with a CAGR of 11% and 10% respectively from 2013 to 2015.

        Geographical proximity to major ports and to the Parana River simplifies logistical details and transportation. Approximately 65% of Argentina's grain shipments are exported through the ports of San Lorenzo, Rosario, Villa Constitución and San Nicolas de los Arroyos.

Argentina's Production and Export of Grains

        Argentina is one of the most important grain producers in the world, behind only the United States, China, the European Union, and Brazil in terms of tonnes of grains produced, with soybean, corn, and wheat representing 88% of the grains produced in Argentina during the 2015/2016 harvest.

Argentina's Milling Industry

        Wheat flour represented 38.22% and 23% of our Branded Industrial Products segment net sales for the fiscal year ended November 30, 2016 and the six-month period ended May 31, 2017, respectively. According to FAIM, 5.8 million tonnes of wheat were milled in Argentina in 2016. Additionally, the country exported 0.63 million tonnes of wheat flour, its main export partners are Brazil and Bolivia, which together represented 94% of all wheat exports in 2016. Brazil was Argentina's largest export partner of wheat flour, representing 54% of all tonnes of wheat exported in 2016. Local consumption is the main use of wheat flour, supported by robust packaged food consumption in the country.

Wheat Flour Production	Wheat Flour Exports & Consumption	Wheat Flour Consumption

Source: FAIM, INDEC	Source: FAIM, INDEC	Source: FAIM, INDEC

Argentina's Wheat Market

        Wheat is the third largest crop in Argentina as it represents 9% of total local grain production or 11 million tonnes.

        Wheat is used to produce flour, a fundamental ingredient in various food products such as pasta, breads, and crackers. Wheat can be processed and utilized as a livestock feed. Wheat demand is expected to increase due to rising world population and per capita consumption. An increase in population, coupled with decreasing arable land availability is expected to drive the demand for wheat. Brazil is a key trading partner for Argentina as the country represents 54% of exports in terms of tonnes produced in the country.

        As for our sourcing and milling activity, we expect to continue to benefit from our network of more than 8,000 farmers that, along with certain brokers, provides us with differentiated access to high quality wheat. Argentina is the largest and most productive producer of wheat in the region and with the recent reductions in its export taxes, wheat from Argentina has improved its competitive profile globally. As a large consumer and buyer of wheat in Argentina, we believe our food production and sourcing business will continue to benefit from the improved market condition for wheat production in the country.

        The following chart shows wheat production by country for the principal markets in which we operate:

Wheat Production by Country

Source: 2016 USDA Report

        Argentina is the main supplier of wheat for Brazil, a country which has historically shown a significant deficit in wheat production despite heavy government incentives supporting local wheat production. The recent growth in wheat production from Argentina confirmed the country's role as the main supplier of wheat for the Brazilian market.

        The following chart compares wheat yield per hectare in the principal markets in which we operate:

 Wheat Yield by Country

Source: 2016 USDA Report

        The following chart provides a comparison of Argentina's production surplus and Brazil's consumption deficit:

Production vs Consumption

Source: 2016 USDA Report

        Similarly, milling activity has shown steady growth in Argentina and the region. With our increased capacity following the Cargill Acquisition, we believe we are well positioned to continue to grow our milling production which we believe will benefit our business by ensuring increased volume and better economies of scale for our products.

        The following charts show Argentina's wheat milling production, its exports of flour and its consumption of flour for the three most recent years:

Argentina Wheat Milling Production

Source: FAIM & INDEC

(1)
Acquired by the Company as part of the Cargill Acquisition

        The CAGR of 0.5% for Argentine wheat milling production for the period from 2014 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

Argentine Exports of Flour

Source: FAIM & INDEC

(1)
Acquired by the Company as part of the Cargill Acquisition

        The CAGR of 17.3% for Argentine exports of flour for the period from 2014 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

Argentine Sales of Flour

Source: FAIM & INDEC

(1)
Acquired by the Company as part of the Cargill Acquisition

        The CAGR of 1.5% for Argentine consumption of flour for the period from 2014 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

MANAGEMENT

Board of Directors

        Our Board of Directors is in charge of directing our business.

        The following table sets forth information for the members of our Board of Directors as of the date of this prospectus and before the Global Offering, in accordance with the designation carried out at the general shareholders' meeting held on March 31, 2017:

Name	Occupation	Original Date of Appointment	Current Date of Appointment	Expiration Date	Date of Birth	Position
Aldo Adriano Navilli	Executive	December 26, 1976	March 31, 2017	November 30, 2017	January 02, 1952	President
Carlos Adriano Navilli	Executive	March 8, 1977	March 31, 2017	November 30, 2017	February 20, 1959	Vice President
Mariano Navilli	Executive	February 24, 2016	March 31, 2017	November 30, 2017	April 08, 1986	Regular Director
Daniel Héctor Ercoli	Executive	March 28, 2003	March 31, 2017	November 30, 2017	February 17, 1959	Regular Director
Ricardo Alberto Navilli	Executive	March 10, 1978	March 31, 2017	November 30, 2017	October 26, 1959	Regular Director
Adriana Elba Navilli	Executive	December 26, 1976	March 31, 2017	November 30, 2017	December 28, 1954	Regular Director
Marcos Aníbal Villemur	Executive	April 26, 2007	March 31, 2017	November 30, 2017	December 18, 1978	Regular Director
Ricardo Leandro Navilli	Executive	March 31, 2017	March 31, 2017	November 30, 2017	July 7, 1988	Regular Director
Jorge Damian Schnir	Executive	March 31, 2017	March 31, 2017	November 30, 2017	August 5, 1963	Independent Director
Alejandro German Lemonnier	Executive	March 31, 2017	March 31, 2017	November 30, 2017	August 5, 1962	Independent Director

        In accordance with the resolutions adopted at our April 5, 2017 general shareholders' meeting: (i) directors Aldo Adriano Navilli, Carlos Adriano Navilli, Mariano Navilli, Daniel Héctor Ercoli, Ricardo Alberto Navilli, Adriana Elba Navilli, Marcos Aníbal Villemur, Ricardo Leandro Navilli, Jorge Damian Schnir and Alejandro Germán Lemonnier resigned their positions as our regular directors; and (ii) Aldo Adriano Navilli, Carlos Adriano Navilli, Mariano Navilli, Daniel Héctor Ercoli, Ricardo Alberto Navilli, Ricardo Leandro Navilli, Adriana Elba Navilli, Marcos Aníbal Villemur, Jorge Damián Schnir and Alejandro German Lemonnier were appointed as regular directors. Pursuant to the resolutions adopted, the Board of Directors shall be comprised of 10 board members. The Directors shall hold their positions for three fiscal years, and may be reelected indefinitely; provided however that pursuant to the resolution passed at our April 5, 2017 shareholders' meeting, some of the directors conditionally appointed upon the Global Offering will serve for shorter periods in order to allow for a staggered appointment of the members to be put in place. References to our general shareholders' meeting adopting a resolution for the modifications of our bylaws and the designation of our new board of directors refer to a meeting to be held prior to the effectiveness of the Global Offering. References to our bylaws are to our bylaws as adopted upon the effectiveness of the Global Offering.

        All such resolutions, including the resignations and appointments, are conditioned upon and shall be effective as from the Global Offering of the Class B ordinary shares.

        The following table sets forth information for the Board of Directors assuming office immediately after completion of the Global Offering:

Name	Occupation	Original Date of Appointment	Current Date of Appointment	Term Expiration Date	Date of Birth	Position	Committee Membership
Aldo Adriano Navilli	Executive	December 26, 1976	April 5, 2017	November 30, 2018	January 02, 1952	President	—
Carlos Adriano Navilli	Executive	March 8, 1977	April 5, 2017	November 30, 2018	February 20, 1959	Vice President	—
Mariano Navilli	Executive	February 24, 2016	April 5, 2017	November 30, 2018	April 08, 1986	Regular Director	Audit
Daniel Héctor Ercoli	Executive	March 28, 2003	April 5, 2017	November 30, 2017	February 17, 1959	Regular Director	—
Ricardo Alberto Navilli	Executive	March 10, 1978	April 5, 2017	November 30, 2019	October 26, 1959	Regular Director	—
Ricardo Leandro Navilli	Executive	March 31, 2017	April 5, 2017	November 30, 2017	July 7, 1988	Regular Director	—
Adriana Elba Navilli	Executive	December 26, 1976	April 5, 2017	November 30, 2017	December 28, 1954	Regular Director	—
Marcos Aníbal Villemur	Executive	April 26, 2007	April 5, 2017	November 30, 2019	December 18, 1978	Regular Director	—
Jorge Damián Schnir	Executive	March 31, 2017	April 5, 2017	November 30, 2019	August 5, 1963	Independent Director	Audit
Alejandro German Lemonnier	Executive	March 31, 2017	April 5, 2017	November 30, 2017	August 5, 1962	Independent Director	Audit

        In accordance with the Argentine General Companies Law and our bylaws, the Board of Directors must meet at least once every three months. A majority of board members constitutes a quorum and all the decisions must be adopted by a majority of the directors present at each meeting.

        Included below is (i) a description of the main tasks currently performed by each current director, as well as a description of the respective employment history and education; and (ii) a description of the respective employment history and education of each of the directors appointed and assuming office as of the date of the Global Offering:

  Aldo Adriano Navilli has served as President of our Board of Directors since 1976. He has been part of the management team and one of our shareholders since 1973. Mr. Navilli has extensive experience in the milling and sourcing industries and, since 1973, has also served in the management and boards of several of our affiliates and subsidiaries including Cañuelas Pack S.A. and Molinos Florencia S.A. Mr. Navilli has lead our development and those of the businesses we incorporated into and has been a key factor for our growth since our founding. Mr. Navilli holds a master's degree in business management from IEA Business School. Besides being a member of our Board of Directors, he is a member of the following boards of directors: 9 de Oro S.A., Administración Country S.A., Cañuelas Golf Club S.A., Grupo Cañuelas S.A., La Sarita del

  Norte S.A., Molca S.A., Molinos Puntanos S.A., Pureza S.A., Santa Cecilia Del Oeste S.A., Selene S.A.C.F.I.I. y A., Aldo Navilli y Hno. S.A., Neuhuel S.A., Puramel S.A., VIU S.A., Zarex S.A., Alimentos Cañuelas S.A., Cañuelas S.A., VBA S.A., Cañuelas Pack S.A., Molino Americano S.A., Molinos Florencia S.A., Fundación San Ignacio de Loyola and Fundación Molino Cañuelas.

  Carlos Adriano Navilli has served as Vice President of our Board of Directors since 1977. He is currently involved in the management of several of our subsidiaries and affiliates. He has over 40 years of experience and knowledge in the milling industry, mainly in the commercial and export areas. He is principally engaged in managing and directing various operations and is also involved in other business activities in the sector. Besides being a member of our Board of Directors, he is a member of the following boards of directors: 9 de Oro S.A., Administración Country S.A., Cañuelas Golf Club S.A., Grupo Cañuelas S.A., Molca S.A., Molinos Puntanos S.A., Pureza S.A., Santa Cecilia Del Oeste S.A., Selene S.A.C.F.I.I. y A., Cañuelas Pack S.A., Molino Americano S.A., Molinos Florencia S.A., Fundación San Ignacio de Loyola, Fundación Molino Cañuelas, Finexcor S.R.L., Southern Multinvest; Compañía Argentina de Granos S.A., Meats S.R.L., Agronegocios Las Mercedes S.A., Agrotorino S.A., Alimentos Cañuelas S.A., Santa Paz S.A., Moinho Canuelas Ltda., Cañuelas S.A., Megaseed S.A., Transporte Laboulaye S.A., La Adriana S.A., Nadez S.A., Marniflor S.A., Flormoli S.A., Sociedad Privada de Inversiones and Bartony and Cooley International Inc.

  Mariano Navilli has served as a member of our Board of Director since 2016. He has served as manager in several of our subsidiaries and affiliates, including Moinho Cañuelas S.A. and Molino Americano S.A. Mr. Navilli has 13 years of experience as one of our executives and has developed extensive experience in food branded products and retail business, especially with respect to industrial processes. His principal business activities consist of managing and directing various of our plants and operations. Mr. Navilli holds a Bachelor's degree in Business Administration from the Universidad Católica de Argentina. Besides being a member of our Board of Directors, he is a member of the following boards of directors: Administración Country S.A., Cañuelas Pack S.A. Cañuelas Golf Club S.A., La Sarita del Norte S.A., Aldo Navilli y Hno. S.A., Neuhuel S.A., Puramel S.A., VIU S.A., Zarex S.A., Alimentos Cañuelas S.A., Cañuelas Pack S.A., Molino Americano S.A., Ciser Cañuelas S.A., Moinho Canuelas Ltda., Aluma Explotaciones Inmobiliaria S.A., Relumar Inversiones S.A. and Fundación San Ignacio de Loyola.

  Daniel Hector Ercoli has served as a member of our Board of Directors since 2003. Since the 1990s, he has also served as one of our executive officers. Prior to this and beginning in 1989, he became General Manager of Molinos Adelia María S.A. and served in a variety of different administrative roles at Molinos Florencia S.A. beginning in November 1, 1978, where he also served as General Manager. From 2003 through June of 2016, Mr. Ercoli also served as vice president of FAIM. In addition to his role as a member of our Board of Directors, Mr. Ercoli currently serves as our Branded Industrial Manager. Mr. Ercoli holds a degree in corporate management from the Intensive Program in Executive Development of IADE. Besides being a member of our Board of Directors, he is a member of the following boards of directors: Molino Cañuelas S.A.C.F.I.A, Compañía Argentina de Granos, Ciser Cañuelas, Federación Argentina de la Industria molinera, Santa Paz S.A. and Cañuelas Golf Club S.A.

  Ricardo Alberto Navilli has served as a member of our Board of Directors since 1978. Mr. Navilli has 39 years of experience and extensive knowledge in the milling industry, mainly in the areas of industrial milling, as a result of his experience working in our organization. Mr. Navilli's principal business activities consist of acting as a director for Molino Cañuelas and working in the management of several of our operations and businesses. Besides being a member of our Board of Directors, he is a member of the following boards of directors: 9 de Oro S.A., Administración Country S.A., Cañuelas Golf Club S.A., Grupo Cañuelas S.A., Molca S.A., Molinos Puntanos S.A.,

  Pureza S.A., Santa Cecilia Del Oeste S.A., Selene S.A.C.F.I.I. y A., Alimentos Cañuelas S.A., Cañuelas S.A., , Cañuelas Pack S.A., Molino Americano S.A., Molinos Florencia S.A., Fundación San Ignacio de Loyola, Fundación Molino Cañuelas, Finexcor S.R.L., Southern Multinvest S.R.L., Meats S.R.L., Haras Aniceto S.A., Santa Paz S.A., Moinho Canuelas Ltda., Megaseed S.A., Transporte Laboulaye S.A., Agro Yet S.A., Rifravial S.A., and Nidan S.A.

  Adriana Elba Navilli has served as a member of our Board of Directors since 1976. She has also served as a member of the board of directors for several of our subsidiaries and affiliates. She has over 35 years of experience serving on boards of directors from our subsidiaries and affiliates. Her principal business activities consist of acting as a director for Molino Cañuelas and working in the management of several of our operations and businesses. Besides being a member of our Board of Directors, she is a member of the following boards of directors: 9 de Oro S.A.; Administración Country S.A.; Cañuelas Golf Club S.A.; Grupo Cañuelas S.A.; Molca S.A.; Pureza S.A.; Santa Cecilia del Oeste S.A.; Cañuelas Pack S.A.; Molino Americano S.A.; Molino Florencia S.A.; Agrotorino; Selene S.A.C.F.I.I. y A.; Agronegocios Las Mercedes S.A.; Transporte Laboulaye S.A.; La Adriana S.A.; Flormoli S.A.; Marniflor S.A.; Artisans S.A.; Alimentos Cañuelas S.A.; Bartony and Cooley International Inc.; Molinos Puntanos S.A.; Cañuelas S.A.; Fundación San Ignacio de Loyola; Fundación Molino Cañuelas; Megaseed S.A.; and Molino Cañuelas S.A.

  Marcos Aníbal Villemur has served as a member of our Board of Directors since 2007. Mr. Villemur has over 16 years of experience serving in executive positions at Molino Florencia S.A. and is also a member of various boards of our subsidiaries and affiliates. His principal business activities consist of acting as a director for Molino Cañuelas and working in the management of several of our operations and businesses. Mr. Villemur holds a degree in Business Administration from the Universidad Católica de Córdoba. Besides being a member of our Board of Directors, he has directorships in the following corporate boards: 9 de Oro S.A.; Cañuelas Golf Club S.A.; Grupo Cañuelas S.A.; Molca S.A.; Pureza S.A.; Santa Cecilia del Oeste S.A.; Cañuelas Pack S.A.; Molino Americano S.A.; Molinos Florencia S.A.; Compañía Argentina de Granos S.A.; Agrotorino S.A.; Agronegocios Las Mercedes S.A.; Selene S.A.C.F.I.I. y A.; Transporte Laboulaye S.A.; Artisans S.A.; Flormoli S.A.; La Adriana S.A.; Molinos Puntanos S.A.; Administración Country S.A.; Fundación San Ignacio de Loyola S.A.; Fundacion Molino Cañuelas S.A.; Megaseed S.A.; Alimentos Cañuelas S.A.; and Marniflor S.A.

  Jorge Damián Schnir has served as a member of our Board of Directors since 2017. Prior to serving as a member of our Board of Directors, Mr. Schnir served for eight years as the Internal Corporate Auditor for Arcos Dorados, McDonald´s master franchisee for Latin America, where he served as Internal Corporate Auditor for eight years. Prior to his time in Arcos Dorados, Mr. Schnir worked for the ExxonMobil Corporation for fifteen years. Mr. Schnir's principal business activities currently consist of independent consulting for businesses. Mr. Schnir holds a Business Administration degree from University of Buenos Aires. Besides being a member of our Board of Directors, he has no other current directorships.

  Ricardo Leandro Navilli has served as a member of our Board of Directors since 2017. Since 2014, Mr. Navilli has been working in the planning and execution of our regional growth strategy. Prior to serving in his current role, Mr. Navilli worked in various managerial positions beginning in 2012, where he gained experience in project development, export management and business unit management. His principal business activities consist of acting as a director for our Company and working in the management of several of our operations and businesses. Mr. Navilli has a degree in business administration and has undertaken additional coursework in corporate risk management at IAE Business school and grain purchase strategy at Kansas State University IGP. Besides being a member of our Board of Directors, he is a director in Haras Aniceto S.A.

  Alejandro German Lemonnier has served as a member of our Board of Directors since 2017. Previously, he served for twenty two years as CFO and Board member for Arcos Dorados before he was responsible of accounting, tax & finance matters, strategic planning and all the relation with the SEC. Mr. Lemonnier has more than 30 years of experience in corporate finance and external audit, including eight years with Coopers & Lybrand, today PricewaterhouseCoopers. Mr. Lemonnier's principal business activities consist of corporate and personal advisory services, certain entrepreneurship activities, managing start up investments and other related activities. Mr. Lemonnier holds a CPA degree from University of Buenos Aires and postgraduate studies from IAE. He also has directorships in the following boards: Arcos Dorados Holdings Inc. and Freddo S.A.

        With respect to the Board of Directors members assuming office immediately after completion of the Global Offering, Aldo Adriano Navilli, Carlos Adriano Navilli, Mariano Navilli, Daniel Héctor Ercoli, Ricardo Alberto Navilli, Ricardo Leandro Navilli, Adriana Elba Navilli and Marcos Aníbal Villemur shall be considered non-independent and Jorge Damián Schnir and Alejandro German Lemonnier shall be considered independent under the SEC requirements.

        Aldo Adriano Navilli, Carlos Adriano Navilli, Mariano Navilli, Daniel Héctor Ercoli, Ricardo Leandro Navilli, Adriana Elba Navilli and Marcos Aníbal Villemur are domiciled at the registered office of the Company, which is located at John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.

        Jorge Damián Schnir is domiciled at Bulnes 2659 5D. CP1425, Buenos Aires, Argentina.

        Alejandro German Lemonnier is domiciled at Av. Roque Saenz Peña 995 9no A. C1035AAE, Buenos Aires, Argentina.

Duties and Obligations of Directors

        Under the Argentine General Companies Law, directors have an obligation to perform their duties with the loyalty and the diligence of a prudent business person. Under Section 274 of the Argentine General Companies Law, directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating any law or the bylaws or regulations of the company, if any, and for any damage to these parties caused by willful misconduct, abuse of authority or gross negligence. The following, among others, are considered integral to a director's duty of loyalty:

  •
  the prohibition on using corporate assets and confidential information for private purposes;

  •
  the prohibition on taking advantage, or allowing another to take advantage, whether by action or omission, of the business opportunities of the company;

  •
  the obligation to exercise board powers solely for the purposes for which the law, the corporation's bylaws or the shareholders' or the board of directors' resolutions were intended; and,

  •
  the obligation to take strict care so that acts of the board of directors do not go, directly or indirectly, against the company's interests. A director must inform the Board of Directors and the supervisory committee of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

        In general, a director will not be held liable for a decision of the Board of Directors, even if that director participated in the decision or had knowledge of the decision, if (i) there is written evidence of the director's opposition to the decision and (ii) the director notifies the Supervisory Committee of his opposition. However, both conditions must be satisfied before a particular director is no longer liable vis-à-vis the Board of Directors, the supervisory committee, the shareholders, the relevant Argentine authority or the commercial courts of Argentina.

        Section 271 of the Argentine General Companies Law allows directors to enter into agreements with the company that relate to such company's activity and are made under arms-length conditions. Agreements that do not satisfy any of the foregoing conditions must have prior approval of the Board of Directors (or the supervisory committee in the absence of board quorum), and must be notified to the shareholders at a shareholders' meeting. If the shareholders reject the agreement, the directors or the members of the supervisory committee, as the case may be, shall be jointly and severally liable for any damages to the company that may result from such agreement. Agreements that do not satisfy the conditions described above and are rejected by the shareholders are null and void, without prejudice to the liability of the directors or members of the supervisory committee for any damages to the company.

        The acts or agreements that a company enters into with a related party involving a "relevant amount" should fulfill the requirements set forth in Sections 72 and 73 of the Argentine Capital Markets Law. Under Section 72 of such law, the directors and members of senior management and the supervisory committee (as well as their ancestors, descendants, spouses, siblings or sisters and the companies in which any of such persons may have a direct or indirect ownership interest) among others are deemed to be a related party. A relevant amount is defined as an amount which exceeds 1% of the net worth of the company as per the latest balance sheet. The Board of Directors or any of its members shall require from the audit committee a report stating whether or not the terms of the transaction may reasonably be considered adequate in relation to normal market conditions. The company may also choose to make this determination by relying on a report of two independent valuation firms that shall have reported on the same matter and about the other terms of the transaction. The Board of Directors shall make available to the shareholders the report of the audit committee or of the independent valuation firms, as the case may be, at the main office on the business day after the board's resolution was adopted and shall communicate such fact to the shareholders of the company in a corresponding market bulletin. The vote of each director shall be recorded in the minutes of the Board of Directors approving the transaction. The transaction shall be submitted for the approval of the shareholders of the company if the audit committee or both valuation firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the event that a shareholder demands compensation for damages caused by a violation of Section 73 of the Argentine Capital Markets Law, the burden of proof is placed on the defendant to show that the act or agreement was in accordance to the market conditions or that the transaction did not cause any damage to the company. The approval will not allow the burden of proof to be shifted by the Board of Directors with the favorable opinion of the audit committee or the two valuation firms.

        Pursuant to Section 276 of the Argentine General Companies Law, we may initiate causes of action against directors if so decided at a meeting of the shareholders. If a cause of action has not been initiated within three months of a shareholders' resolution approving its initiation, any shareholder may start the action on behalf of, and on the company's account. A cause of action against the directors may also be initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5% of the company's capital stock.

        Pursuant to Section 275 of the Argentine General Companies Law, except in the event of our mandatory liquidation or bankruptcy, shareholder approval of a director's performance, or the express waiver or settlement approved by a meeting of the shareholders, terminates any liability of a director vis-à-vis the company, provided that shareholders representing at least 5% of the company's capital stock do not object and provided further that such liability does not result from a violation of law or the company's bylaws.

        Under Argentine law, the Board of Directors is in charge of the company's management and administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine General Companies Law, the company's bylaws and other applicable regulations. Furthermore, the Board of Directors is generally responsible for the execution of the resolutions passed in a shareholders' meetings and for the performance of any particular task expressly delegated by the shareholders.

Appointments, Meetings, Quorum, Majorities

        The Board of Directors shall meet at least once every three months and its meetings shall be considered valid only with the presence of an absolute majority of its members. Resolutions will be adopted with a vote by the majority of those present. According to our bylaws, in case of a tie, the Chairman of the Board of Directors or the Vice-Chairman replacing the Chairman shall have the deciding vote.

        In case the shareholders' meeting sets forth that the Board of Directors shall be composed by seven or more regular members but less than nine members (i) such appointed members shall remain in office for two years; and (ii) half of the board will be up for election on each successive year.

        In case the shareholders' meeting sets forth that the Board of Directors shall be composed by nine or more members (i) each appointed members shall remain in office for three years; and (ii) every year a third of all members will be appointed.

Executive Officers

        The following table shows certain information with respect to our executive officers as of the date of this prospectus:

Name	Position	Year Employed	Date of Birth
Aldo Adriano Navilli	CEO	1976	January 02, 1952
Alejandro Matoso	Chief Financial Officer	2017	December 8, 1975
Cristian Alejandro Cotone	Chief Accounting Officer	2008	November 7, 1974
Juan Manuel Gonzalez Capra	General Counsel	2008	September 18, 1975
Aldo Luciano Navilli	Chief Strategy Officer	2009	February 2, 1991
Marcelo Gaitán	Agro-Services and Sustainable Supply Director	1995	January 16, 1969
Daniel Hector Ercoli	Branded Industrial Food Director	1978	February 17, 1959
Juan J. Rodriguez Nouche	Retail Director	2016	March 27, 1966
Ricardo Souza	Latin American Director	2017	February 20, 1964
Graciela Monica Rastelli	Commercial Director	1998	April 7, 1972
Enrique Ruben Perez	Purchasing Director	1983	September 10, 1961

        Included below is a description of the employment history, experience and main tasks currently performed by each executive officer:

  Aldo Adriano Navilli serves as our CEO. For further information see "Management—Board of Directors—Aldo Adriano Navilli".

  Alejandro Matoso has served as our Chief Financial Officer since February, 2017. Mr. Matoso has 18 years of experience in corporate finance and capital markets, including twelve years as an investment banker in New York City. Prior to serving as Chief Financial Officer, Mr. Matoso was a Managing Director in the investment banking division of Morgan Stanley in New York where he advised corporate customers on capital raising and mergers and acquisitions. Prior to Morgan Stanley, Alejandro worked as an investment banker at UBS Investment Bank and as a finance professional at Ford Motor Company. Mr. Matoso holds an Industrial Engineering degree from University of Buenos Aires and an MBA with High Distinction from the Ross School of Business at the University of Michigan. He is also a Chartered Financial Analyst (CFA).

  Cristian Alejandro Cotone has served as our Chief Accounting Officer since 2017. Prior to this, he served as our Chief Financial Officer from 2014 through 2016. Mr. Cotone has over 10 years of experience in finance and accounting matters. Prior to serving as Chief Accounting Officer, Mr. Cotone was the head management of our subsidiary Cañuelas Chile S.A. from 2012 through 2014 and was the head of our internal auditing division from 2008 through 2012. Mr. Cotone has experience in corporate finance and capital markets. Mr. Cotone has also represented us before international financial institutions and banks, including IFC in connection with our negotiation of the IFC Facility. Mr. Cotone is a public accountant and received his degree in 2001 from the University of Buenos Aires.

  Juan Manuel Gonzalez Capra has served as General Counsel to Molino Cañuelas since 2008. He holds a law degree from Blas Pascal in Córdoba and a specialization in tax from Universidad Austral in Buenos Aires. Prior to serving as General Counsel, Mr. Gonzalez Capra specialized in tax litigation and served as the manager of the tax litigation department of PricewaterhouseCoopers from 2001 through 2008. Prior to working at PwC, Mr. Gonzalez Capra worked for the Ministry of Justice of the Province of Córdoba and subsequently for various law firms where he obtained extensive training and experience as a corporate attorney.

  Aldo Luciano Navilli has served as our Chief Strategy Officer since 2016. Mr. Navilli has worked for our organization since 2009. Prior to serving as a Chief Strategy Officer, Mr. Navilli served in various positions in our organization where he developed experience in agroservices and sustainable sourcing, and our operations in general. Mr. Navilli holds an Industrial Engineering degree and has completed additional studies in capital markets from the University of CEMA as well as courses in Agribusiness at Harvard Business School.

  Daniel Hector Ercoli see "Board of Directors—Daniel Hector Ercoli". In addition to his role as a member of our Board of Directors, Mr. Ercoli currently serves as our Branded Industrial Food Director.

  Marcelo Gaitán has served as our Agro-Services and Sustainable Supply director since 2017. Mr. Gaitán has over 22 years of experience in the agricultural industry. Prior to serving as our Agro-Services and Sustainable Supply director, Mr. Gaitán worked in the new business development unit of Compañía Argentina de Granos S.A. Prior to this, Mr. Gaitán worked in the finance, tax and cost management divisions of Compañía Argentina de Granos S.A. from 1995 to 2016. Mr. Gaitán has been with our organization since February of 1995. Mr. Gaitán is a public accountant who received his degree from Universidad Nacional de Cordoba in 1992.

  Juan J. Rodriguez Nouche has served as our Retail Director since 2016. Mr. Nouche has over 15 years of experience in retail food products. Prior to serving as our Retail Director, Mr. Nouche served as Director General of Grupo Arcor from 2013 to 2015. Prior to serving as Director General, Mr. Nouche served in various capacities at Grupo Arcor including General Manager for International Business from 2008 through 2012, General Manager for New Business from 2004 to 2007, and General Manager for Snack Foods from 2000 to 2003. Mr. Nouche holds a degree in accounting from the University of Buenos Aires and a Master in Business Management from CEMA.

  Ricardo Souza has served as our Latin American Director since 2017. Before becoming our Latin American Director, Mr. Souza worked as Executive Director for Cañuelas Brazil from 2016 through 2017. Prior to serving as Executive Director, he worked for companies that are part of the group of companies owned by the principal shareholders as an auditor for seven years, as a managing controller from 2011 to 2013 and a business manager from 2014 to 2016. Ricardo has extensive experience in supporting board of directors providing important information to decision making and strategic planning.

  Graciela Monica Rastelli has served as our Commercial Director since 2014. She has extensive experience in the agro-food sector, mainly within the areas of commercial divisions and new business ventures. Her experience has focused on the development and implementation of commercial strategy for mass consumer businesses. Prior to serving as our Director of Commercial Activity and New Ventures, Mrs. Rastelli has served as commercial director and new business from April 2011 through November 2014, manager of commercial mass consumer businesses from May 2007 to March 2011, supermarket sales chain manager from October 2004 through April 2007 and the manager of our private label operations from October 1998 through 2004. She received her Bachelor's Degree in Food Technology in 1995 from the Pontifical Catholic University of Argentina (UCA) with Honors, a Postgraduate Specialization in Marketing from the University of San Andrés (UdeSA) in 1999 and a Master's Degree in Marketing from UdeSA in 2003. Prior to joining us, Ms. Rastelli worked as a key accounts manager for Special Accounts at Molinos Río de la Plata S.A. from December 1996 to 1998.

  Enrique Ruben Perez has served as our Purchasing Manager since 1983. Mr. Perez has over 30 years of experience with the company holding a number of different positions, including as head of Cañuelas Pack.

        Our managers supervise our day-to-day operations so as to ensure that all of our general strategic objectives are carried out and they report to our Board of Directors.

        All senior managers are domiciled at the registered office of the Company, which is located at John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.

Supervisory Committee

        As of the date of this prospectus, in accordance with the designation carried out at the general shareholders' meeting held on March 31, 2017, Marcelo Oscar Scherrer acts as regular syndic and Leonardo Fabricio Fernandez acts as alternate syndic.

        However, pursuant to the Argentine General Companies Law, the Argentine Capital Markets Law and the CNV rules, we are required to establish a supervisory committee (comisión fiscalizadora) composed only of lawyers, certified public accountants authorized to practice in Argentina and/or civil-law partnerships whose members are either lawyers or certified public accountants authorized to practice in Argentina. Thus, in accordance with the resolutions adopted at our April 5, 2017 general shareholders' meeting, our supervisory committee was created and is separate from the committees of the Board of Directors. The supervisory committee shall be composed of three regular members and three alternate members, none of whom are members of our Board of Directors. Both the regular members as well as the alternate members of the supervisory committee shall be appointed at a shareholders' meeting for a one-year term. Under Section 248 of the Argentine General Companies Law, plurality of votes will not be applicable to the election of members of the supervisory committee.

        Upon completion of the Global Offering and further to the resolution of the general shareholders, both Marcelo Oscar Scherrer and Leonardo Fabricio Fernandez resigned to their positions as syndics, and a supervisory committee consisting of three regular and three alternate syndics was created. Marcelo Oscar Scherrer, Leonardo Fernandez and Facundo Clodomiro Carranza were appointed as regular members of the supervisory committee, and Fabian Cainzos, Maria Mercedes Premrou, and Francisco Antognini were appointed as alternate members of the supervisory committee. The term of the supervisory committees' appointees shall be until the end of the current fiscal year, November 30, 2017.
        The principal rights and duties of the members of the supervisory committee under Argentine General Companies Law are: (1) to review corporate management by examining accounts and documents; (2) to verify, at the same time and frequency, amount of securities on hand and compliance with obligations; (3) to attend, without voting, the annual shareholders' meetings and meetings of the Board of Directors; (4) to summon extraordinary shareholders' meetings, if deemed necessary, and regular and special shareholders' meetings should the Board of Directors not summon them; (5) to submit to the shareholders' meetings a written report regarding the economic and financial condition of the company and to render an opinion about the report, the balance sheet and the income statements of the company and (6) to analyze the written claims of shareholders representing no less than 2% of the outstanding capital stock. When conducting these activities, the supervisory committee is prohibited from controlling the operations and from assessing the fairness of the decisions made by directors. The supervisory committee has unlimited access to corporate documents and other documents and accounts and it has the right to solicit any information that it deems necessary in order to perform its duties.

        Below is a brief account of the business experience of the regular members and alternate members of our supervisory committee:

        Francisco Antognini is a Public Accountant with a degree from Universidad Católica Argentina. Mr. Antognini has vast experience in advising and auditing, advising and being part of the Audit Department for companies such as Telefónica, Claro, Editorial Atlántida, Cablevisión and Dreyfus, between others. He became partner in tax in Ernst & Young, and occupied such position until his retirement in 2013. He was professor of the tax module in Universidad Católica Argentina and in the Finance postgraduate degree offered by the UADE, and gave several lectures and conferences. As of the date of this prospectus, he has been appointed as alternate member of the supervisory committee of the Company.

        Leonardo Fernandez is a lawyer with a degree from Universidad de Buenos Aires, and has completed several postgraduate courses. He is director of IRSA Propiedades Comerciales and alternate Director of Transportadora de Gas del Norte S.A. As of the date of this prospectus, he has been appointed as regular member of the supervisory committee of the Company.

        Marcelo Oscar Scherrer is a Public Accountant with a degree from Universidad Nacional de Río Cuarto. He is a syndic of Meats S.R.L., Finexclor S.R.L., Molisur S.A. and Southern Multinvest. Mr. Sherrer has experience in the areas of accountancy, tax and audit. Since 1997 he is a syndic of the Company. As of the date of this prospectus, he has been appointed as regular member of the supervisory committee of the Company.

        Fabian Cainzos is a lawyer with a degree from Universidad de Buenos Aires. As of the date of this prospectus, he has been appointed as alternate member of the supervisory committee of the Company.

        Maria Mercedes Premrou is a lawyer with a degree from Universidad Católica Argentina, and has completed postgraduate courses. As of the date of this prospectus, she has been appointed as alternate member of the supervisory committee of the Company.

        Facundo Clodomiro Carranza is a lawyer with a degree from Universidad Nacional de Córdoba, and has completed several postgraduate courses in the Universidad Nacional del Litoral, Universidad Nacional de Córdoba and Universidad Católica de Córdoba. Mr. Carranza has vast experience in civil and commercial law. From 2009 to 2013, he served as President of the Bar Association of Río Cuarto. As of the date of this prospectus, he has been appointed as regular member of the supervisory committee of the Company.

        Pursuant to the first paragraph of Section 79 of the Argentine Capital Markets Law, all members of the supervisory committee should be independent.

        Pursuant to Section 12, Chapter III, Title II of the CNV Rules, the independence of the auditors will be evaluated considering the guidelines provided by the Technical Resolutions of the FACPCE. According to the provisions of Technical Resolution No. 15 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, all members of our supervisory committee are independent.

Family Relationships

        As of the date of this prospectus, the following family relationships existed among our executive officers and the members of our Board of Directors:

  •
  Aldo Adriano Navilli, President of the Board of Directors; Ricardo Alberto Navilli, Director; Carlos Adriano Navilli, Vice President; and Adriana Elba Navilli, Director, are siblings;

  •
  Marcos Aníbal Villemur, Director, is the son of Adriana Elba Navilli, Director, and nephew of Aldo Adriano Navilli, President of the Board of Directors; Ricardo Alberto Navilli, Director; Carlos Adriano Navilli, Vice President of the Board of Directors;

  •
  Ricardo Leandro Navilli, Director, is the son of Ricardo Alberto Navilli, Director, nephew of Aldo Adriano Navilli, President of the Board of Directors; Carlos Adriano Navilli, Vice President of the Board of Directors and Adriana Elba Navilli, Director;

  •
  Aldo Luciano Navilli, Chief Strategy Officer, is the son of Aldo Adriano Navilli, President of the Board of Directors brother to Mariano Navilli, Director, and nephew of Ricardo Alberto Navilli, Director; Carlos Adriano Navilli, Vice President of the Board of Directors; and Adriana Elba Navilli, Director;

  •
  Mariano Navilli, Director, is the son of Aldo Adriano Navilli, President of the Board of Directors, brother to Aldo Luciano Navilli, Chief Strategy Officer, and nephew of Ricardo Alberto Navilli, Director; Carlos Adriano Navilli, Vice President of the Board of Directors; and Adriana Elba Navilli, Director; and

  •
  Jorge Damián Schnir, a member of our Board of Director's, is married to the sister-in-law of Aldo Adriano Navilli, a member of our Board of Directors.

        There are no other family relationships among our executive officers and the members of our Board of Directors.

Compensation Policies

        In the fiscal year ended November 30, 2014, 2015 and 2016, we paid AR$46.1 million, AR$31.1 million, and AR$154 million, respectively, in compensation to our key management personnel.

Executive Officers

        The compensation of our executive officers requires the approval of our Board of Directors.

Board of Directors

        Under the Argentine General Companies Law, if the compensation of the members of the board of directors is not established in the bylaws of the company, it should be determined by a meeting of the Company's shareholders. The maximum amount of total compensation to the members of the board of directors and the members of the Oversight Committee (Consejo de Vigilancia), including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of the company's net income. According to Section 261 of the Argentine General Companies Law, the compensation paid to all directors and members of the Oversight Committee during a given year may not exceed 5% of the company's net income for such year when there is no distribution of dividends to shareholders. If dividends are paid, such payments to directors and members of the Oversight Committee will be increased proportionally up to the aforementioned 25% of the Company's net income.

        When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders' meeting may approve compensation in excess of the limits described above.

        The full amount of compensation paid to Directors for the fiscal year ended November 30, 2015 was AR$18.2 million. The full amount of compensation paid to Directors for the fiscal year ended November 30, 2016 was AR$47.8 million.

Supervisory Committee

        The full amount of compensation paid to supervisory committee members for the fiscal year ended November 30, 2015 was AR$182,000. The full amount of compensation paid to supervisory committee members for the fiscal year ended November 30, 2016 was AR$240,000.

Long-Term Incentive Plan

        We are currently developing an incentive plan to attract and retain qualified and capable professionals and to promote the success of our business. The plan will be aimed at rewarding certain employees, managers and/or directors through an annual award that may consist of stock options, restricted shares, restricted share units, share appreciation rights, performance awards, phantom stock and other awards as will be determined by our shareholders and/or Board of Directors, as applicable. As of the date of this prospectus, we have not granted any awards and no incentive plan has been yet approved or implemented.

Benefits upon Termination of Employment

        Neither we nor our subsidiaries have entered into any agreement providing for benefits to any director upon termination of service.

Share Ownership

        Following the Global Offering, the members of our Board of Directors will hold, as a group,        % of the total interests, of Molino Cañuelas.

        The following table sets forth information with respect to the beneficial ownership of our Class A and/or Class B ordinary shares, as of the date of the Global Offering, and as adjusted to reflect the conversion of our Class A shares to Class B ordinary shares and the subsequent sale of the Class B ordinary shares offered in this offering for each of our directors, executive officers and members of the supervisory committee who beneficially own our ordinary shares:

Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Percent	Class B Ordinary Shares	Percent
Directors
Aldo Adriano Navilli
Carlos Adriano Navilli
Ricardo Alberto Navilli
Adriana Elba Navilli
Marcos Aníbal Villemur
Total

Corporate Governance Practices

        Companies listed on the NYSE must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. NYSE listed companies that are foreign private issuers are permitted to follow home country practices in lieu of Section 303A, except that such companies are required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE Listed Company Manual. Under Section 303A.06, foreign private issuers must have an audit committee that meets the independence requirements of Rule 10A-3 under the Exchange Act. Under Section 303A.11, such companies must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Finally, under Section 303A.12(b) and (c), such companies must promptly notify the NYSE in writing after becoming aware of any non-compliance with any applicable provisions of this Section 303A and must annually make a written affirmation to the NYSE.

        The table below briefly describes the significant differences between our domestic practice and the NYSE corporate governance rules:

Section	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Argentine Corporate Governance Rules
303A.01	A listed company must have a majority of independent directors. "Controlled companies" are not required to comply with this requirement.	Neither Argentine law nor do our bylaws require us to have a majority of independent directors.
303A.02
No director qualifies as "independent" unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

As a foreign private issuer, we are required to comply with SEC independence requirements under Rule 10-A3 with respect to the independent directors that are on our audit committee. With the exception of directors that are members of the audit committee that need to comply with the independence requirements of Rule 10-A3, pursuant to CNV Rules, a director is not independent if such director is:

a) a member of management or an employee of shareholders who hold material holdings in the listed company or of other entities in which these shareholders have material holdings or over which these shareholders exercise a material influence;

b) is currently an employee or has, in the last three years, been an employee of the listed company;

c) a person who has a professional relationship or is part of a company or professional association that maintains professional relationship with, or that receives remunerations or fees (other than directors' fees) from, the listed company or from shareholders that have material holdings in the listed company, or with a company in which such shareholders have material holdings or exercise a material influence;

d) a person who has material holdings in the listed company or in an entity that has material holdings in, or exercises a material influence over, the listed company;

Section	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Argentine Corporate Governance Rules

e) a person who directly or indirectly provides goods or services to the listed company or to shareholders that have material holdings in or exercise a material influence over the listed company and receives any compensation for such services that is substantially higher than that which is received as director of the listed company; or

f) the member is married or is a family member to an individual who would not qualify as independent.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.

Neither Argentine law nor our bylaws require the holding of meetings by non-management. Currently, we do not hold non-management directors meetings.

The Argentine General Companies Law provides, however, that the board shall meet at least once every three months, and according to our bylaws, whenever any of the members of the Supervisory Committee or the Board of Directors considers necessary to convene a meeting.

303A.04
A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. Controlled companies are not required to comply with this requirement.

Neither Argentine law nor our bylaws require the establishment of a nominating/corporate governance committee.

Directors are both nominated and appointed by the shareholders.

Notwithstanding the above, we have a Nomination and Compensation Committee which shall be integrated by at least one independent director. The committee's chairman shall be an independent director as well.

Section	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Argentine Corporate Governance Rules
303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. Controlled companies" are not required to comply with this requirement.

Neither Argentine law nor our bylaws require the establishment of a compensation committee.

The compensation of our directors is determined at the annual ordinary shareholders' meeting. Additionally, the audit committee must issue an opinion regarding the reasonableness and adequacy of such compensation.

Notwithstanding the above, we have a Nomination and Compensation Committee which shall be integrated by at least one independent director. The committee's chairman shall be an independent director as well.

303A.06
A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, with a written charter that covers certain minimum specified duties.

As a foreign private issuer, we are required to comply with Section 303A.06 of the NYSE Listed Company Manual.

Argentine law requires that the audit committee be composed of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters.

The responsibilities of an audit committee, as provided in Argentine Capital Markets Law and the CNV Rules include the responsibilities listed under "—Audit Committee".

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.
The basic terms of the equity-compensation plans should be considered by the general shareholders' meeting, notwithstanding the power of this corporate body to delegate any decisions to the board of directors.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.
Neither Argentine law nor our bylaws require the adoption or disclosure of corporate governance guidelines. The CNV Rules contain a recommended guidelines referred to as Code of Corporate Governance for listed companies, and the board of directors must describe on its annual report, the degree of compliance of the guidelines and recommendations included in such code. As of April 5, 2017, we have adopted a corporate governance manual.

Section	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Argentine Corporate Governance Rules
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Neither Argentine law nor our bylaws require the adoption or disclosure of a code of business conduct. However, among its other responsibilities our Corporate Governance Committee must prepare a draft ethics code that will be binding upon us and all of our employees. Such code must be approved by the board of directors.
303A.12

a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.

b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any noncompliance with any applicable provisions of this Section 303A.

c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

As a foreign private issuer, we are required to comply with Section 303A.12 of the NYSE Listed Company Manual.

The CNV Rules provide that each year the board of directors shall include in the annual report included in the financial statement, a report on the degree of compliance with the code of corporate governance for listed companies included in the CNV Rules. In such report, which shall be submitted to the CNV and published for the general public, the board of directors must: (i) inform if it fully complies with the guidelines and recommendations of the aforementioned code of corporate governance; or (ii) explain the reasons for which it complies only partially or it does not comply with such principles and recommendations, and indicate if the company intends to incorporate the principles and guidelines it failed to adopt. To such end, the company must (a) adopt the principles as general corporate governance guidelines and the recommendations as a framework to adopt the principles within the company; (b) notify compliance with each of the recommendations included in the Corporate Governance Manual; (c) in case of compliance include the required information in accordance with CNV Rules; and (d) in case of partial or non-compliance, justify such event and indicate the action plan for future years, or an indication of the reasons for which the board of directors does not consider appropriate or applicable to follow the recommendations and guidelines provided in the CNV Rules.

Board of Directors Committee

Management Committee

        The management committee shall be comprised of the directors and/or managers appointed by the Board of Directors. The main functions of the Management Committee are, among others, the following:

  •
  approving the annual budget once proposed by the CEO, prior to its final submission to our Board of Directors;

  •
  making recommendations to our Board of Directors regarding any proposal by the CEO to appoint management;

  •
  making recommendations to our Board of Directors regarding any proposal by the CEO relating to objectives, plan issues related to corporate social responsibility, environmental matters, social and occupational safety and health and sustainability matters;

  •
  making recommendations to our Board of Directors regarding any proposal by the CEO relating to the implementation of management systems, objectives and plans, including training and other processes;

  •
  verifying the proper structure and operation of our management; and

  •
  participating, together with the Nominations and Compensation Committee, in the evaluation of management's performance.

        Our Board of Directors adopted, as of April 5, 2017, a corporate governance manual providing the relevant provisions regarding functions and composition of the Management Committee. Following completion of the Global Offering, such manual shall be available on the CNV's website (www.cnv.gov.ar) under the item Financial Information (Información Financiera).

Audit Committee

        Under the SEC rules applicable to corporate governance, we are required to maintain an audit committee, each of whom is financially literate and one of whom has accounting or related financial management expertise.

        Pursuant to our shareholders' meeting dated April 5, 2017 and immediately after the completion of the Global Offering, our audit committee shall consist of Mariano Navilli, Jorge Damián Schnir, and Alejandro German Lemonnier. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE rules applicable to corporate governance. Our Board of Directors has determined that each of Mariano Navilli, Jorge Damián Schnir and Alejandro German Lemonnier is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NYSE rules applicable to corporate governance.

        Both Jorge Damián Schnir and Alejandro German Lemonnier are "independent" as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

        Pursuant to the Argentine Capital Markets Law, and its corresponding regulations, we are required to have an audit committee consisting of at least three members of our Board of Directors with experience in business, finance or accounting. Under CNV rules, at least a majority of the members of the audit committee must be independent directors. Decisions of the audit committee are to be recorded in a special corporate book and signed by all members of the committee who were present at the meeting where the decision we taken. Pursuant to CNV rules, the audit committee must hold at least one regularly scheduled meeting every three months and with a frequency at least equal to the general meetings held by our Board of Directors.

        Pursuant to Section 110 of the Argentine Capital Markets Law, the audit committee, has the following duties:

  •
  issue an opinion on the independence of potential candidates for independent accountant to act as external auditor;

  •
  supervise the performance of internal controls and administrative and accounting systems and assesses the reliability of all financial and other relevant information filed with the CNV and other entities to which we report;

  •
  oversee our information policies concerning risk management;

  •
  provide the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or principal shareholders;

  •
  advise on the reasonableness and legal requirements of fees or stock option plans for directors and executives proposed by the board of directors;

  •
  advise on our compliance with legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in the event of a capital increase in which pre-emptive rights are excluded or limited;

  •
  establish and maintain procedures for the receipt, retention and treatment of complaints related to accounting, internal controls and auditing matters and confidential or anonymous submissions by employees of concerns regarding questionable accounting or auditing matters;

  •
  verify compliance with any applicable rules of conduct; and

  •
  issue independent opinions regarding any related party transactions and other transactions that may result in conflicts of interest.

        The audit committee must also prepare an annual plan for the fiscal year and report on the plan to the board of directors and the supervisory committee. Upon requirement of the audit committee, members of the board of directors, of the supervisory committee and external independent auditors may be required to attend the meetings of the audit committee, with the right to speak but not to vote. The audit committee is entitled to hire experts and counsel to assist it in its tasks and has full access to all of our information and documentation.

Independence Requirements under SEC Rule 10-A3

        Pursuant to NYSE Rule 303A.06, we are required to have an audit committee that complies with SEC Rule 10-A3. Under rule 10-A3, we are required to comply with certain independent standards. Each member of the audit committee must be independent and a member of the board of directors. Pursuant to SEC Rule 10-A3, in order to be considered "independent", a member of an audit committee of a listed issuer may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

  •
  accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

  •
  be an affiliated person of the issuer or any subsidiary thereof.

        Additionally, as of the date of effectiveness, at least one of the members of the audit committee must meet the criteria for independence under Rule 10-A3. By the ninetieth day following the effectiveness date, all but one member of the board of directors must meet the criteria for independence under Rule 10-A3.

        Our Board of Directors adopted, as of April 5, 2017 a corporate governance manual providing the relevant provisions regarding functions and composition of the Audit Committee. Following completion of the Global Offering, such manual shall be available on the CNV's website (www.cnv.gov.ar) under the item Financial Information (Información Financiera).

Nomination and Compensation Committee

        Our Nomination and Compensation Committee shall be comprised of the directors appointed by the Board of Directors.

        The Nomination and Compensation Committee, among other things:

  •
  requests and analyzes the information submitted by the directors, both prior and after their appointment;

  •
  advises the our Board of Directors about the criteria for the composition of the board of directors and for the selection of those who are proposed for the key executive positions;

  •
  submits to the our Board of Directors the proposals for appointment, re-election and ratification of the members of our Board of Directors; and

  •
  verifies compliance by the Directors with the conditions required to remain in their positions.

        Our Board of Directors adopted a corporate governance manual providing the relevant provisions regarding functions and composition of the Nomination and Compensation Committee. Following completion of the Global Offering, such manual shall be available on the CNV's website (www.cnv.gov.ar) under the item Financial Information (Información Financiera).

Crisis Committee

        The Crisis Committee shall be comprised of the CEO and of the directors appointed by the Board of Directors.

        The Crisis Committee decides on matters of urgency or on any matters for which: (i) there are potential public repercussions outside of the ordinary course of business; (ii) there is no time to wait for a resolution or action from the full Board of Directors meeting, and (iii) any delay may create a risk for the Company.

        Any decisions or action adopted or executed by the Crisis Committee is subsequently reported to our Board of Directors for its consideration, approval or correction. Our corporate governance manual details the relevant functions and compensation of our Crisis Committee.

        Our Board of Directors adopted a corporate governance manual providing the relevant provisions regarding functions and composition of the Crisis Committee. Following completion of the Global Offering, such manual shall be available on the CNV's website (www.cnv.gov.ar) under the item Financial Information (Información Financiera).

Corporate Governance Committee

        The Corporate Governance committee shall monitor the implementation and enforcement of our corporate governance code and the regulations issued thereunder.

        Among its other responsibilities, the Corporate Governance Committee is responsible for:

  •
  verifying the adequacy of the rules of our code of corporate governance to our operations.

  •
  suggesting amendments and updates to our corporate governance code;

  •
  verifying the proper functioning of communication mechanisms between our Board of Directors and the shareholders; and

  •
  evaluating our compliance with the code of corporate governance and preparing a written report for the consideration of our Board of Directors in the course of their approval of our annual financial statements.

        The Corporate Governance Committee shall be composed by members of our Board of Directors appointed by our Board of Directors. Following completion of the Global Offering, such manual shall be available on the CNV's website (www.cnv.gov.ar) under the item Financial Information (Información Financiera).

        Our Board of Directors adopted a corporate governance manual providing the relevant provisions regarding functions and composition of the Corporate Governance Committee. CNV's website (www.cnv.gov.ar.) under the item Financial Information (Información Financiera).

Code of Ethics

        Among its responsibilities, our Corporate Governance Committee must prepare a draft of the code of ethics that will be binding upon the Company and all of our employees. Such code must be approved by our Board of Directors.

PRINCIPAL AND SELLING SHAREHOLDERS

        Our Company is beneficially owned or controlled by the Navilli family. Prior to the Global Offering, the Navilli family beneficially owned 100% of our share capital which consisted of AR$15,000,000 represented by 150,000,000 ordinary, non-endorsable shares, with a par value of AR$0.10 each and the right to one vote per share.

        Pursuant to our April 5, 2017 shareholders' meeting, after the public offering of our Class B ordinary shares, we will have Class A ordinary shares and Class B ordinary shares. Prior to the Delivery Date the selling shareholders will undertake a share conversion whereby            Class A ordinary shares will be converted into             Class B ordinary shares, which are being offered by the selling shareholders in connection with the Global Offering. Following completion of the Global Offering, we will have             Class A ordinary shares and            Class B ordinary shares, and upon full exercise of the over-allotment option, we will have            Class A ordinary shares and            Class B ordinary shares. References to our shareholder's meeting adopting a resolution for the modifications of our bylaws and the designation of our new board of directors refer to a meeting to be held prior to the effectiveness of the Global Offering.

        Each ordinary share of our share capital represents the same economic interests, except that holders of our Class A ordinary shares shall be entitled to five votes per Class A ordinary share and holders of our Class B ordinary shares shall be entitled to one vote per Class B ordinary share. All such shares shall be book-entry shares, with a par value of AR$0.10 per share.

        A total of            ordinary shares, consisting of            Class B ordinary shares are being offered in the Global Offering and            ordinary shares, consisting of            Class B ordinary shares are being offered by the selling shareholders.

        The following table sets forth certain information relating to the beneficial ownership of our shares outstanding prior to the completion of the Global Offering:

	Ordinary Shares Beneficially Owned Before the Global Offering
	Number	Percent	Total Votes
Aldo Adriano Navilli*	37,500,000	25%	37,500,000
Carlos Adriano Navilli*	37,500,000	25%	37,500,000
Ricardo Alberto Navilli*	37,500,000	25%	37,500,000
Adriana Elba Navilli*	30,000,000	20%	30,000,000
Marcos Aníbal Villemur*	7,500,000	5%	7,500,000

Total	150,000,000	100%	150,000,000

*
Selling shareholder in the Global Offering

Shareholders' Agreement

        The members of the Navilli family are parties to two shareholders' agreements both dated as of January 18, 2017, which will come into force upon the earlier of April 14, 2017 or upon the completion of the Global Offering, which we refer to collectively as the Shareholders' Agreement. Upon its entry into force, the Shareholders' Agreement will replace in its entirety a prior shareholders' agreement entered into by the Navilli family on March 19, 2004 and subsequently amended. Under the terms of the Shareholders' Agreement and for purposes of making determinations thereunder, Adriana Elba Navilli and Marcos Aníbal Villemur are viewed as a single signatory to the Shareholders' Agreement.

        Pursuant to the Shareholders' Agreement, during the first five years subsequent to its effective date, the Navilli family agrees to take all necessary actions to ensure that the office of the chairman of our Board of Directors shall be exercised by Aldo Adriano Navilli, or by whomever Aldo Adriano Navilli may appoint in his sole discretion. Mr. Aldo Adriano Navilli may resign this position freely and at his own discretion, at any time, with no need of prior notice or formalities of any kind.

        Additionally, the Navilli family agrees to take all necessary actions to ensure that all the decisions related to the government, management and supervision of the Company (including its activities, business and assets) shall be adopted by the favorable decision of at least three (3) signatories to the Shareholders' Agreement, provided that during the first five years of the Shareholders' Agreement, one of the signatories must be Aldo Adriano Navilli.

  Composition of the Board of Directors (Clause 3.02 of the Shareholders' Agreement)

        In connection with the management of the Company, the Shareholders' Agreement provides that each signatory shall have the right to appoint, to remove or replace, at any time and at its own proposal, two regular directors and an equal number of alternate directors. Moreover, the Navilli family agrees to take all necessary actions to ensure that any independent director shall be appointed from the list jointly proposed by at least three (3) signatories, one of whom, during the first five years of the Shareholders' Agreement, must be Aldo Adriano Navilli.

  Board of Directors Meetings (Clause 3.02 of the Shareholders' Agreement)

        In connection with any meeting of the board of directors, the Navilli family agrees to take all necessary actions to ensure that the board of directors shall validly meet with the attendance or representation of more than half of the number of directors, among which at least one of the directors, during the first five years of the Shareholders' Agreement, must be a nominee of Aldo Adriano Navilli.

        Additionally, the Navilli family agrees to take all necessary actions to ensure that, except for the Relevant Matters, as described below:

  •
  during the first five years of the Shareholders' Agreement, the Board of Directors shall resolve by a majority vote of the directors present, provided that any majority vote must include: at least one director appointed at the proposal of Aldo Adriano Navilli, at least one director appointed by any other signatory to the Shareholders' Agreement and at least one director appointed at the proposal of any of the other two signatories; and

  •
  after the first five years of the Shareholders' Agreement, the Board of Directors shall resolve by a majority vote of the directors present provided the affirmative votes include the votes of the directors appointed by at least three Parties to the Shareholders' Agreement.

  Shareholders' Meetings (Clause 3.03 of the Shareholders' Agreement)

        In connection with shareholders' meetings, the Navilli family agrees to take all necessary actions to ensure that the quorum of first and second calls to an ordinary shareholders' meeting is made in compliance with Argentine General Companies Law, provided that at least three signatories to the Shareholders' Agreement, one of which must be Aldo Adriano Navilli, should participate.

        Except for the provision related to Relevant Matters discussed below, the Navilli family agrees to take all necessary actions to ensure that the decisions at the ordinary shareholders' meeting shall be adopted by the affirmative vote of at least three signatories to the Shareholders' Agreement, of which one must be Aldo Adriano Navilli during the first five years of the Shareholders' Agreement.

        In addition, the Navilli family agrees to take all necessary actions to ensure that the quorums for a first and second call to an extraordinary shareholders' meetings shall be comprised by shareholders representing at least 60% of the total votes of the Company, provided that at least three of the signatories to the Shareholders' Agreement, one of whom must be Aldo Adriano Navilli, participate.

        Except for the provision related to Relevant Matters, as described below, the decisions at any extraordinary shareholders' meeting shall be adopted by the affirmative vote of at least three signatories to the Shareholders' Agreement, one of which must be Aldo Adriano Navilli during the first five years of the Shareholders' Agreement.

  Relevant Matters (Clause 3.04 of the Shareholders' Agreement)

        The following matters, which we refer to as Relevant Matters, are subject to different terms under the Shareholders' Agreement:

  •
  our dissolution, voluntary liquidation and bankruptcy; and

  •
  transfer of going concern (transferencia de fondo de comercio), and/or disposal of all or substantially all of our assets.

        In the case of any Relevant Matters, the Navilli family agrees to take all necessary actions to ensure that the Board of Directors shall only meet with the attendance, whether present or represented, of at least more than half the number of directors. The Navilli family agrees to take all necessary actions to ensure that any decision is only adopted by the vote of the majority of all directors present provided that the affirmative votes include the votes of at least one director appointed by each of the signatories to the Shareholders' Agreement.

        In addition, the Navilli family agrees to take all necessary actions to ensure that the four signatories to the Shareholders' Agreement shall attend the shareholders' meetings concerning Relevant Matters, during both the first and second calls. The Navilli family agrees to take all necessary steps to ensure that any decision made by the shareholders on the Relevant Matters be unanimously approved by all four signatories to the Shareholders' Agreement.

  Transfer of Shares (Section IV of the Shareholders' Agreement)

        According to the Shareholders' Agreement each signatory may freely transfer its shares (i) to its successors; or (ii) to any company in respect of which the seller shall retain absolute and unrestricted control of not less than ninety-nine percent (99%) of the share capital and voting rights (without taking into account plural votes).

        Each signatory may validly transfer at any time, in one or more transactions, up to 20% of its own Class A ordinary shares at the time the Global Offering takes place. The signatories agree that any such previously described transfer of Class A ordinary shares must comply with the conversion into Class B ordinary shares entitled to one vote per share.

        The Shareholders' Agreement provides that in the event that a signatory intended to make a transfer, in whole or in part, of our shares to any third party, including any other signatory, the selling shareholder must notify its decision in writing to the board of directors and non-selling Class A shareholders, who shall have a right of first refusal to purchase all of the shares offered by the selling shareholders for a term of 30 days. In the event that all non-selling shareholders resolve to exercise their respective right of first refusal, the shares offered shall be distributed pro-rata to their respective shareholdings in the Company.

        The selling shareholders may not transfer Class A ordinary shares to third parties. Prior to any transfer, the selling shareholder shall request the Company to convert the Class A ordinary shares offered in an equivalent amount of Class B ordinary shares of the Company entitled to one vote per share.

  Supplemental Agreement

        In addition to the Shareholders' Agreement, the members of the Navilli family are parties to a supplementary agreement dated as of January 18, 2017 (the "Supplementary Agreement"), which will come into force along with the Shareholders' Agreement. Under the terms of the Supplementary Agreement and for purposes of making determinations thereunder, Adriana Elba Navilli and Marcos Aníbal Villemur are viewed as a single signatory to the Shareholders' Agreement.

        For a period of five years from the effective date of the Supplementary Agreement, Carlos Navilli, Ricardo Navilli, Adriana Navilli and Marcos Villemur give their definitive, unconditional and irrevocable consent, approval and full agreement with the execution of each and all of the acts and resolutions related to the management, government and supervision of the Company (including its assets, operations and any Relevant Matter, as defined in the Shareholders' Agreement), whether present or future, as decided or advised by Aldo Adriano Navilli, in his sole discretion.

        The powers of Carlos Navilli, Ricardo Navilli, Adriana Navilli and Marcos Villemur under the Shareholders' Agreement related to applicable rules to the board of directors and shareholders' meetings are assigned and delegated, to the fullest extent possible, in favor of Aldo Adriano Navilli.

        Carlos Navilli, Ricardo Navilli, Adriana Navilli and Marcos Villemur expressly, unconditionally and irrevocably waive to the fullest extent permitted by law, to formulate, directly or indirectly (including through us), any type of claim, including any liability, cost, loss, expense, damage, prejudice and/or detriment of any kind, whether direct or indirect, moral or material against Aldo Adriano Navilli resulting from or generated by the provisions of the Supplementary Agreement and/or from the management, government, and/or control of the Company. This waiver shall not apply in any case where Aldo Adriano Navilli proceeds maliciously against the Company, as determined by a final judgment pronounced by a competent judge. Carlos Navilli, Ricardo Navilli, Adriana Navilli and Marcos Villemur shall jointly and severally indemnify and hold harmless Aldo Adriano Navilli for any claims of third parties based on the management, government or control of the Company.

Changes in Shareholder Ownership

        The following table sets forth certain information relating to the beneficial ownership of our Class A and Class B ordinary shares after the share conversion and prior to the completion of the Global Offering. Percentages in the following table are based on            shares outstanding, consisting of             Class A ordinary shares and            Class B ordinary shares, after the Share Conversion but before the Global Offering, and            outstanding ordinary shares, consisting of            Class A ordinary shares and            Class B ordinary shares, after the completion of the Global Offering. As of this date, none of our ordinary shares were held in the U.S. nor were there any residing shareholders in the U.S.

	Class A ordinary shares Beneficially Owned after Share Conversion and Before the Global Offering		Class B ordinary shares Beneficially Owned after Share Conversion and Before the Global Offering		Total Votes	After the Global Offering
	Number	Percent	Number	Percent		Number	Percentage
Aldo Adriano Navilli
Carlos Adriano Navilli
Ricardo Alberto Navilli
Adriana Elba Navilli
Marcos Aníbal Villemur
Total

Changes in Shareholder Ownership

        The table below represents the evolution of our capital stock and the material changes in equity participation of our shareholders, in both cases, since December 1, 2013.

Date	Capital Stock (AR$.)	Event	Major Shareholders
December 1, 2013	12,000,000	—	Aldo Adriano Navilli (25%) Carlos Adriano Navilli (25%) Ricardo Alberto Navilli (25%) Adriano Carlos Navilli (15%) Adriana Elba Villemur (5%) Marcos Aníbal Villemur (5%)
May 5, 2016	12,000,000	The transfer of 1,800,000 shares from Adriano Carlos Navilli to Adriana Elba Villemur	Aldo Adriano Navilli (25%) Carlos Adriano Navilli (25%) Ricardo Alberto Navilli (25%) Adriana Elba Villemur (20%) Marcos Aníbal Villemur (5%)
February 14, 2017	15,000,000	AR$3,000,000 capital increase by means of capitalization of non-allocated retained earnings	Aldo Adriano Navilli (25%) Carlos Adriano Navilli (25%) Ricardo Alberto Navilli (25%) Adriana Elba Villemur (20%) Marcos Aníbal Villemur (5%)

        The following table presents the beneficial ownership of our capital stock ordinary shares, consisting of our Class A and Class B ordinary shares following the Global Offering, assuming the placement of all Class B ordinary shares offered and no exercise of the option to purchase additional shares from us.

Shareholder Name	Class A Ordinary Shares	Class B Ordinary Shares	Total Shares	Percentage of Capital Stock	Total Votes	Percentage of Votes
Aldo Adriano Navilli*
Carlos Adriano Navilli*
Ricardo Alberto Navilli*
Adriana Elba Navilli*
Marcos Aníbal Villemur*

Total:

        The following table presents the beneficial ownership of our capital stocks, consisting of our Class A and Class B ordinary shares, following the Global Offering, assuming the placement of all shares offered and full exercise of the option to purchase additional shares from us.

Shareholder Name	Class A Ordinary Shares	Class B Ordinary Shares	Total Shares	Percentage of Capital Stock	Total Votes	Percentage of Votes
Aldo Adriano Navilli*
Carlos Adriano Navilli*
Ricardo Alberto Navilli*
Adriana Elba Navilli*
Marcos Aníbal Villemur*

Total:

Selling Shareholders Information

        The following table sets forth information concerning our selling shareholders.

Name	Material relationships with us within the past three years	Number of Class B ordinary shares being sold	% of capital stock currently held	% of capital stock immediately after this offering(1)	Address
Aldo Adriano Navilli*	Director, President				John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.
Carlos Adriano Navilli*	Director, Vice President				John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.
Ricardo Alberto Navilli*	Director				John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.
Adriana Elba Navilli*	Director				John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.
Marcos Aníbal Villemur*	Director				John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.

(1)
Assuming the option to purchase additional shares is not exercised and 100% of Class B ordinary shares (which may be represented by ADSs) are sold in the Global Offering.

        Following the Global Offering,            Class A ordinary shares, and no Class B ordinary shares will be owned by Aldo Adriano Navilli, Carlos Adriano Navilli, Ricardo Alberto Navilli, Adriana Elba Navilli and Marcos Aníbal Villemur, our controlling shareholders, assuming that 100% of the shares they are offering are sold in the Global Offering. In connection with the Global Offering, our controlling shareholders have entered into a lock-up agreement preventing the sale of shares for 180 days from the date of this prospectus, subject to certain exceptions. For a further description of the lock-up agreements, see "Underwriting".

        Other than the Global Offering, we are not aware of any plans by any of our shareholders to dispose of significant numbers of ordinary shares. However, after the expiration of the lock-up period, our selling shareholders or other existing shareholders, may dispose of significant numbers of our ordinary shares. We cannot predict what effect, if any, future sales of our shares, or the availability of our ordinary shares for future sale will have on the market price of our Class B ordinary shares or from time to time.

RELATED PARTY TRANSACTIONS

        Our internal policy, which was approved on June 2, 2016, requires that all related party transaction be subject to our policy which requires that this be conducted at arm's length. As of and for the years ended November 30, 2014, 2015 and 2016, all of our related party transactions were conducted at arm's length.

Requirements under Argentine Capital Markets Law

        According to Section 72 of the Argentine Capital Markets Law, if a company that makes public offering of its shares enters into agreements or acts with a related party involving a relevant amount, it shall comply with the proceeding provided for in the Argentine Capital Markets Law. An act or agreement shall be deemed to be of a relevant amount when it exceeds one percent (1%) of the company's net equity according to the last approved financial statements.

        Under the Argentine Capital Markets Law the following are considered to be related parties to a company:

            (i)  directors, members of the supervisory committee, managers appointed in accordance with Section 270 of Argentine Corporate Law;

           (ii)  the individuals and entities that control or hold a significant participation in the capital stock of the company or in the capital stock of its controlling company. According to CNV Rules a "significant participation" is a shareholding that represents at least 15% of the share capital, or a smaller holding when it entitles to the appointment of one or more directors by class of shares or when such shareholder has entered into agreements with other shareholders concerning the governance and management of the company or its controlling shareholder;

          (iii)  any company that is under common control of the same entity controlling the company;

          (iv)  ascendants, descendants, spouses or siblings of any of the individuals mentioned in (i) and (ii) above; and

           (v)  companies in which any of the persons referred to in (i) to (iv) above have direct or indirect significant participation.

        Prior to the approval of the transaction, the board of directors or any of its members shall require the audit committee to state whether the conditions of the transaction can reasonably be considered as conducted at arms-length, or resolve based on a report on the transaction conditions required to two independent evaluation firms.

        According to Section 73 of Argentine Capital Markets Law, the acts or contracts with related parties, shall be informed to CNV immediately after its approval by the board of directors, including a report of the audit committee or, when applicable, the reports of independent evaluation firms, which shall be made available to the shareholders.

Outstanding Balances with Related Parties

        The following is a summary of the outstanding balances with non-combined related parties as of May 31, 2017 and November 30, 2014, 2015 and 2016 and transactions for the six-month period ended May 31, 2017 and for the fiscal years ended November 30, 2014, 2015 and 2016:

			For the Six-Month Period Ended May 31, 2017
	As of May 31, 2017
					Interest (net)
	Receivable	Payable	Sales	Purchases		Other (net)
Shareholders	—	(742,900)	—	—	—	658,382
Executive officers	—	—	—	—	—	—
Directors	47,818	(542)	—	—	—	—
Other Related Parties
Cañuelas S.A.	9,911	—	—	—	—	—
Compañía Argentina de Granos S.A.	265,529	(3,906)	(169,733)	187,087	—	7,112,537
Aldo Navilli Hnos.	319	—	(16)	—	—	—
Molca S.A.	116,000	(16,466)	—	—	—	5,900
Other Related Parties	3,399	(2,028)	(14)	—	—	307,173

Total	442,976	(765,842)	(169,763)	187,087	—	8,083,992

        As of and for the six-month period ended May 31, 2017, we had net payables of AR$323 million in outstanding related party transactions. Of the total, AR$743 million corresponded to dividends payable to shareholders, AR$47 million net receivable by Directors and AR$373 million corresponded to outstanding net receivables from other related parties. The AR$373 million in net receivables due from other related parties is comprised of:

  •
  Cañuelas S.A.  An additional AR$10 million receivable from Cañuelas S.A. originated primarily from the sale of Ilsington S.A. as described in Note 9 of our audited consolidated combined financial statements.

  •
  Compañía Argentina de Granos S.A.  A net receivable of AR$261 million from Compañía Argentina de Granos S.A., which resulted from a AR$265 million receivable and AR$4 million payable. The receivables balance is related to a short term loan for AR$265 million and AR$4 million payable in connection with the purchase of warehouse supplies from Molino Cañuelas Uruguay S.A.

  •
  Molca S.A.  A net receivable of AR$100 million to Molca S.A., which results from an AR$116 million receivable and AR$16 million payable. The receivable balance originates from an irrevocable option to purchase a plot of land adjacent to Las Palmas port granted to Molca S.A. This option is further described in Note 30.1 of our annual consolidated combined financial statements. The AR$16 million payable balance originates from the acquisition of assets and activities related to Molca S.A.'s port operations and payments under the lease agreement of the port facility. Each of these is further described in Notes 1.2. and 27, respectively, of our audited consolidated combined financial statements.

  •
  Other Related Parties.  An outstanding net receivable balance with other related parties of AR$1.6 million, which consists of a net receivable of AR$0.1 million principally from short-term loans to Alimentos Cañuelas S.A.; a net receivable of AR$1.1 million in advanced payments to Transportes Laboulaye S.A. related to car rental services; AR$0.1 in expenses (property taxes) paid on behalf of La Adriana S.A. and partially reimbursed in June 2017; an AR$0.45 million receivable from short-term loans in Agroyet S.A.; and AR$0.14 million payable in agricultural products from Aldo Navilli Hnos., Santa Cecilia Oeste S.A., Selene S.A. and Ciser S.A.

	As of November 30, 2016		For the Fiscal Year Ended November 30, 2016
					Interest (net)
	Receivable	Payable	Sales	Purchases		Other (net)
Shareholders	35,886	(213,280)	—	—	—	281,280
Directors	33,190	(26,516)	—	—	—	—
Other Related Parties
Agroyet S.A.	271	—	—	—	—	—
Alimentos Cañuelas S.A.	1,252	(1,537)	—	—	—	100,320
Cañuelas S.A.	9,768	—	—	—	—	—
Grupo Cañuelas S.A.	5,249	—	—	—	—	—
Molca S.A.	116,000	(188,135)	(1,638)	184,878	—	—
Santa Cecilia Oeste S.R.L.	4	—	—	—	—	—
VIU S.A.	—	(388)	—	—	—	—
Zarex S.A.	—	(88)	—	—	—	—

Total	201,620	(429,944)	(1,638)	184,878	—	381,600

        As of and for the year ended November 30, 2016, we had net payables of AR$228 million in outstanding related party transactions. Of the total, AR$177 million corresponded to dividends payable to shareholders, AR$7 million advance payment for services provided by Directors and AR$58 million corresponded to outstanding net payments to other related parties. The AR$58 million in net payments due to other related parties is comprised of:

  •
  Molca S.A.  A net payable of AR$72 million to Molca S.A., which results from an AR$116 million receivable and AR$188 million payable. The receivable balance originates from an irrevocable option to purchase a plot of land adjacent to Las Palmas port granted to Molca S.A. This option is further described in Note 30.1 of our annual consolidated combined financial statements. The AR$188 million payable balance originates from the acquisition of assets and activities related to Molca S.A.'s port operations and payments under the lease agreement of the port facility. Each of these is further described in Notes 1.2. and 27, respectively, of our audited consolidated combined financial statements.

  •
  Other Related Parties.  An outstanding net payable balance with other related parties of AR$1.0 million, which consists of an AR$1.5 million receivable derived principally from short term loans to Agroyet S.A., Alimentos Cañuelas S.A. and Santa Cecilia del Oeste S.R.L., and an AR$0.5 million payable relating to the purchase of supplies such as uniforms and clothing from VIU S.A., supplies from Zarex S.A. and agricultural products from Santa Cecilia Oeste S.A. and an AR$2 million payable from Alimentos Cañuelas.

        This net payable is partially offset by the following net receivables:

  •
  Grupo Cañuelas S.A.  A net receivable of AR$5 million from Grupo Cañuelas S.A. derives from a short term loan made to Grupo Cañuelas S.A.

  •
  Cañuelas S.A.  An additional AR$10 million receivable from Cañuelas S.A. originated primarily from the sale of Ilsington S.A. as described in Note 9 of our audited consolidated combined financial statements.

				For the Fiscal Year Ended November 30, 2015
	As of November 30, 2015
					Interest (net)
	Receivable	Payable	Sales	Purchases		Other (net)
Shareholders	—	(6,200)	—	—	—	18,000
Directors	14,093	(12,663)	—	—	—	—
Other related parties
Aldo Navilli Hnos.		—	(792)	—	—	—
Alimentos Cañuelas S.A.	—	(938)	—	—	—	(3)
Cañuelas Golf Club S.A.	—	—	(12)	—	(225)	—
Cañuelas S.A.	15,629	—	—	—	—	(14,570)
Grupo Cañuelas S.A.	7,984	—	—	—	—	—
Molisur S.A.	153	—	—	—	—	—
Puramel S.A.	—	—	—	255	—	—
Pureza S.A.	—	—	(30)	1,485	—	3
Santa Cecilia Oeste S.R.L.	12,346	—	(25)	8,423	—	—
Selene S.A.	5,878	—	—	1,115	—	—
VIU S.A.	—	—	—	—	—	136

Total	56,083	(19,801)	(859)	11,278	(225)	3,566

				For the Fiscal Year Ended November 30, 2014
	As of November 30, 2014
					Interest (net)
	Receivable	Payable	Sales	Purchases		Other (net)
Shareholders	—	(4,400)	—	—	—	—
Directors	36,228	(5,036)	—	—	—	—
Other related parties
Aldo Navilli Hnos.	—	—	(1,066)	41	—	(27)
Alimentos Cañuelas S.A.	5,479	(12,786)	—	—	—	—
Cañuelas Golf Club S.A.	—	—	(7)	—	(465)	—
Cañuelas S.A.	92	—	—	—	—	—
Grupo Cañuelas S.A.	6,310	—	—	—	—	—
Molisur S.A.	105	—	—	—	—	—
Puramel S.A.	—	(4)	—	(2)	—	52
Pureza S.A.	—	(527)	—	3,493	—	1
Santa Cecilia Oeste S.R.L.	3,211	(240)	(23)	—	—	4,311
Selene S.A.	—	—	—	273	—	—
VIU S.A.	—	—	—	792	—	—
Zarex S.A.	—	—	—	—	—	507

Total	51,425	(22,993)	(1,096)	4,597	(465)	4,844

Management Compensation

        Key management includes Directors and first line of management. Compensation to key management personnel for the years ended November 30, 2014, 2015 and 2016 were the following:

	For the Fiscal Year Ended November 30,
	2016	2015	2014
	(thousands of Pesos)
Short term employee benefits	31,562	19,521	12,404
Director's fees	122,640	11,597	33,725

Total compensation	154,202	31,118	46,129

        For a further description of key management, see "Management".

Material Contracts with Related Parties

Lease and Production Agreements with Related Parties

Las Palmas Port Lease

        On January 29, 2016, we entered into a 20 year lease agreement with Molca S.A., which we refer to as the Molca Lease Agreement, pursuant to which we are entitled to operate the Las Palmas Port facilities located on the right bank of the Paraná river in northeastern Argentina. The monthly rent consists of US$125,000 plus applicable taxes. Molca S.A. is one of our affiliates and is owned by our principal shareholders, Aldo Adriano Navilli, Ricardo Alberto Navilli, Adriana Elba Navilli, Marcos Aníbal Villemur and Carlos Adriano Navilli.

        Notwithstanding the 20-year term, we have the right to extend the lease for an additional ten-year term, subject to a previous notice given on year ten. In addition, we have a purchase option of the facilities which could be exercised during the term of the lease agreement. The purchase price shall be determined by two appraisals when the option is exercised.

        The lease includes customary terms and conditions for this type of agreement, including our right to terminate the lease subject to the payment of US$1.5 million (12 monthly rents) plus taxes.

Credit Agreements and Guarantees with Related Parties

Cañuelas Pack Guarantee under the IFC Facility

        On September 29, 2016, our affiliate Cañuelas Pack S.A. entered into a Guarantee Agreement in connection with our obligations under the IFC Facility, which has a total of US$155 million outstanding. The guarantee of Cañuelas Pack shall remain in effect until our obligations have been paid in full. The guarantee is subject to certain customary covenants and provisions. For more information on the IFC Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Indebtedness—IFC Facility".

Loan to Cañuelas Golf Club S.A.

        On April 11, 2014, we, as lenders, entered into a loan agreement with Cañuelas Golf Club S.A., an affiliate owned by our principal shareholders, whereby we agreed to provide a line of credit for up to AR$10 million at an annual interest rate of 12.5% until May 31, 2015. On May 30, 2015 we agreed to renew the line of credit until May 31, 2016. On May 31, 2016, we agreed to once again extend the line of credit until May 31, 2017. The purpose of the loan was to complete a real estate development in Cañuelas, Province of Buenos Aires, Argentina, which has been used extensively by the Company for marketing purposes, executive training, client meetings and other activities that are beneficial to our business.

Loan to Cañuelas Pack S.A.

        On November 30, 2015, we, as lenders, entered into a loan agreement with Cañuelas Pack S.A., an affiliate owned by our principal shareholders, whereby we agreed to provide a line of credit up to AR$23 million at an annual interest rate of 12.5% until November 30, 2016. On March 18, 2016 we agreed to extend the line of credit until May 21, 2017. The purpose of the loan was to finance working capital.

        On February 1, 2016 we, as lenders, entered into a further loan agreement with Cañuelas Pack S.A. whereby we agreed to provide a line of credit up to US$860 thousand in credit at an annual interest rate of 2% until November 30, 2016. On March 18, 2016 we agreed to extend the line of credit until May 21, 2017. The purpose of the loan was to finance working capital of Cañuelas Pack S.A.

DESCRIPTION OF OUR SHARE CAPITAL

        Set forth below is certain information relating to our share capital, including brief summaries of certain provisions of our bylaws, the Argentine General Companies Law and certain related laws and regulations of Argentina, all as in effect as at the date of this prospectus. The following summary description of our share capital does not purport to be complete and is qualified in its entirety by reference to our bylaws, the Argentine General Companies Law and the provisions of other applicable Argentine laws and regulations, including the CNV and the BYMA rules.

Share Capital

        We are a stock corporation (Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria) duly incorporated under the laws of Argentina on April 27, 1970 for a 99 year period and registered with the Public Registry of Commerce of the Province of Buenos Aires on August 7, 1970, under Page 411, No. 1321 Book Nº 2 of Contratos de Sociedades Anónimas.

        Prior to the Global Offering, our share capital consisted of AR$15,000,000 represented by 150,000,000 ordinary, non-endorsable shares, with a par value of AR$0.10 each and the right to one vote per share.

        Pursuant to our                        , 2017 shareholders' meeting, after the public offering of our Class B ordinary shares, we will have Class A ordinary shares and Class B ordinary shares. Prior to the Delivery Date the selling shareholders will undertake a share conversion whereby          Class A ordinary shares will be converted into           Class B ordinary shares, which are being offered by the selling shareholders in connection with the Global Offering. Following completion of the Global Offering, we will have           Class A ordinary shares and          Class B ordinary shares, and upon full exercise of the over-allotment option, we will have          Class A ordinary shares and          Class B ordinary shares.

        Each ordinary share of our share capital represents the same economic interests, except that holders of our Class A ordinary shares shall be entitled to five votes per Class A ordinary share and holders of our Class B ordinary shares shall be entitled to one vote per Class B ordinary share. All such shares shall be book-entry shares, with a par value of AR$0.10 per share.

        All outstanding ordinary shares are fully paid as of the date of this prospectus. During the last three years, our issued share capital has not been modified, except as indicated. For further information of changes in ownership or otherwise in our share capital, see "Principal and Selling Shareholders".

        Following the Global Offering, assuming the placement of all Class B ordinary shares offered, our authorized and issued capital stock will be          , consisting of           Class A ordinary shares and          Class B ordinary shares. Following full exercise of the option to purchase additional Class B ordinary shares from us, our authorized and issued capital stock will be          , consisting of          Class A ordinary shares and          Class B ordinary shares.

        Pursuant to our bylaws, after the Global Offering, we are not permitted to make a public offering of Class A ordinary shares, each of which entitle holders to five votes per Class A ordinary share. In addition, after the Global Offering, and as long as the Company remains subject to the public offering regime of the CNV, it shall not issue shares entitled to more than one vote per share.

Bylaws

Corporate Purpose

        Our bylaws provide in Article 3 that the corporate purpose of Molino Cañuelas is to carry out, among others, the following activities:

  •
  the purchase, export, import and consignment of grains, cereals, fodder, oilseeds and other agricultural products, sub-products and derivatives;

  •
  the preparation, manufacture and production of foods and or the manufacture of consumer products using grains, cereals, fodder, oilseeds and others;

  •
  the sale, distribution or provision of storage for liquid fuels, oil in bulk, agrochemicals, fertilizers and other farming products;

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  finance activities not subject to Law No. 21,526 and real estate activities;

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  activities related to agricultural goods, their purchase, sale, consignment, storage and any other related activity;

  •
  construction, transportation and port activities relating to our own and third-party buildings and products;

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  brokerage and intermediation activities, including but not limited to insurance re brokerage activities; and

  •
  any complementary activities related to the above.

Shareholders' Liability

        Shareholders' liability for the losses of a company are limited to the value of each respective shareholders' stake in the company. Under the Argentine General Companies Law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company's bylaws (or regulation, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. In addition, a shareholder who votes on a business transaction in which the shareholder's interest conflicts with that of the company may be liable for damages under the Argentine General Companies Law, but only if the transaction would not have been validly approved without such shareholders' vote.

Voting Rights

        Under our bylaws, each Class A ordinary share entitles the holder thereof to five votes at any meeting of our shareholders, and each Class B ordinary shares entitles the holder thereof to one vote at any meeting of our shareholders. Under the Argentine General Companies Law, a shareholder is required to abstain from voting on any resolution in which its direct or indirect interests conflict with, or are different from, that of the company. In the event that such shareholder votes on such resolution, and the relevant resolution would not have been approved without the shareholders' vote, such shareholder may be held liable for damages to the company, other shareholders and third parties, and the resolution may be declared void by a competent court.

        Pursuant to Section 244 of the Argentine General Companies Law, all shareholders' meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions: the voluntary winding-up of the company in advance, transfer of the domicile of the company outside of Argentina, a fundamental change to our corporate purpose of the company, total or partial mandatory repayment by the shareholders of the paid-in capital and a merger or a spin-off, where we will not be the surviving entity.

In the aforementioned cases, the plurality of votes granted by a certain class of shares shall not be considered, meaning shareholders of our Class A ordinary shares shall only be entitled to one vote per share. Also, under Section 284 of the Argentine General Companies Law, plurality of votes will not be applicable to the election of syndics or members of the supervisory committee.

        Notwithstanding the above, pursuant to our bylaws, the favorable vote of two thirds of the votes held by the holders of Class A ordinary shares is required to resolve:

  •
  a merger with another company;

  •
  our voluntary early dissolution;

  •
  the transfer of our domicile outside of Argentina; and

  •
  the fundamental change to our corporate purpose. For further information regarding shareholders' meetings, see "Principal and Selling Shareholders—Shareholders' Agreement".

        In addition, the favorable vote of the absolute majority of the votes held by the holders of Class B ordinary shares present at a shareholders' meeting convened for such a purpose, whichever the percentage of capital stock that such Class B ordinary shares represent, shall be required to validly resolve any amendment of article four of our bylaws, which among other matters, addresses:

  •
  the composition of our capital stock, including the classes of shares, voting rights and the special majorities needed for the approval of specific matters (see "Description of our Share Capital—"Share Capital" and "Voting Rights");

  •
  provisions regulating the registration, form and transfer of shares to third parties or the principal shareholders, their descendants, heirs or spouses, and the descendants, heirs or spouses of each of these, as well as the companies controlled by each of them, which we refer to as the Controlling Group (see "Description of our Share Capital—Form and Transfer of Shares");

  •
  provisions regulating capital increases, preemptive and accretion rights (see "Description of our Share Capital—Preemptive and Accretion Rights"); and

  •
  provisions regarding a mandatory tender offer in the event that legal provisions currently in force cease to exist (see "Description of our Share Capital—Mandatory Acquisition Public Offer").

        In accordance with Argentine General Companies Law and our bylaws, as long as we remain an entity authorized to publicly offer our Class B ordinary shares, we will not issue additional shares of any class that entitle the holder to more than one vote per share. For further information regarding Voting Rights, see "Principal and Selling Shareholders—Shareholders' Agreement" and "Description of our Share Capital—Shareholders' Meetings".

        In accordance with article four of our bylaws, Class A ordinary shares may be converted into Class B ordinary shares at an exchange rate of one Class A ordinary share to one Class B ordinary share. The conversion may be conducted at any time at the request of a holder of Class A ordinary shares, by means of a notice addressed to the Board of Directors. The notice to the board of directors must contain:

  •
  the name, surname, physical address and ID, if the shareholder is a real person, or the full corporate name and registered address, if the shareholder is a legal person;

  •
  the shareholder's tax identification code, the number of Class A ordinary shares owned at the time of the notice;

  •
  the number of Class A ordinary shares to be converted; and

  •
  the shareholder's balance of Class A ordinary shares after giving effect to the conversion.

        Once provided, such request notice will constitute an irrevocable instruction to the Board of Directors to convert the Class A ordinary shares. If a request notice is received after notice of a shareholder's meeting has already been published, the Board of Directors will wait to resolve the request notice until after the meeting has been held. Otherwise, the Board of Directors will meet and provide a resolution for the conversion request within three business days counted as from the receipt of the request notice. Once the conversion is resolved, the Board of Directors will communicate the new composition of the capital stock to the relevant authorities and, if applicable, to the entity in charge of keeping the register of shares. In addition, the Board of Directors will immediately block the Class A ordinary shares which conversion into Class B ordinary shares has been requested.

Registration Requirements of Foreign Companies or Entities Holding Class B Ordinary Shares Directly

        Under Argentine law, foreign companies or entities that hold shares directly (and not in the form of ADSs) in an Argentine company must register with a local public registry to exercise certain shareholder political rights, including voting rights. Although the requirements may vary in the different local jurisdictions in which the foreign company or entity may be registered, in order to register with the public registry, the foreign company or entity is usually required to comply with, among other requirements: (1) filing of its corporate and accounting documents so as to show that it is not a special purpose vehicle organized solely to conduct business in Argentina, (2) verification that it is able to conduct business in its place of incorporation and (3) provide evidence that it meets certain foreign asset requirements.

Redemption and Appraisal Rights

        Our ordinary shares, including Class B ordinary shares, may be redeemed in connection with a reduction in capital by the vote of a majority of shareholders at an extraordinary shareholders' meeting. Any shares so redeemed must be canceled by us.

        Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation, the dissolution prior to the expiration of the corporate term, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, withdrawal, denial or voluntary retirement from public offering or delisting, our continuation in the case of withdrawal of the authorization to perform activities or cancelation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital, any shareholder that voted against such action that was approved or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. Appraisal rights must be exercised within five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders' meeting held within 75 days of the meeting at which the resolution was adopted. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the ADS Depositary with respect to our Class B ordinary shares represented by ADSs.

        Payment on the appraisal rights must be made within one year of the date of the shareholders' meeting at which the resolution was adopted, except in the case of our withdrawal, denial or voluntary retirement from the public offering regime of the CNV, our delisting or any continuation of the withdrawal of the authorization to perform activities. In any such case the payment period is reduced to 60 days from the date of the adjournment of the shareholders' meeting or following the publication of the withdrawal, denial or approval of the voluntary retirement from the public offering regime of the CNV.

Preemptive and Accretion Rights

        Under the Argentine General Companies Law, in the event of a capital increase, holders of existing ordinary shares of any given class have a preemptive right to subscribe for a number of shares of the same class, so that they may maintain the same proportion of shares in that class. In addition, shareholders are entitled to accretion rights to subscribe on a pro rata basis for the unsubscribed shares remaining at the end of a preemptive rights offering. Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties. In order to facilitate the Global Offering, all of our existing shareholders have waived their preemptive and accretion rights.

        Preemptive rights and accretion rights may be waived only by each shareholder on a case-by-case basis. Additionally, the Argentine General Companies Law permits shareholders at a special shareholders' meeting to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of our Company requires such action and, additionally, under the following specific conditions: (i) the issuance is expressly included in the list of matters to be addressed at the shareholders' meeting; and (ii) the shares to be issued are to be paid in-kind or in exchange for payment under preexisting obligations.

        Furthermore, Article 12 of the Negotiable Obligations Law No. 23,576, as amended, permits shareholders at a special shareholders' meeting to suspend preemptive subscription rights for the subscription of convertible bonds under the conditions described above. According to said law, preemptive rights may also be eliminated in the event that a given company enters into an underwriting agreement with an agent for the placement of the bonds, by means of a shareholders' resolution passed with an affirmative vote of at least 50% of the outstanding share capital with a right to exercise such preemptive rights, so long as votes against such resolution do not represent 5% or more of the share capital. This provision on elimination also applies to the issuance of warrants over shares of capital stock or other securities convertible into capital stock.

        Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available.

        Under Section 194 of the Argentine General Companies Law, the right to preemptive subscription must be exercised within thirty days following the announcement to the shareholders that they can exercise their rights. Such announcement must be published for a period of three days in the Official Bulletin of the Province of Buenos Aires and in an Argentine newspaper of wide circulation. According to the Argentine General Companies Law, companies admitted to the public offering regime may, upon authorization of an extraordinary shareholders' meeting, reduce this period to ten days.

        Notwithstanding the above, on April 5, 2017 our shareholders decided to amend Article 4 of the bylaws, among others. The amended Article 4 establishes that in the event of a capital increase a holder of existing ordinary shares of any given class has a preemptive right to subscribe for such number of shares, so that the holder may maintain the same participation in the capital stock of the Company. In addition, and notwithstanding the class of shares held, shareholders are entitled to accretion rights to subscribe on a pro rata basis for the unsubscribed shares remaining at the end of a preemptive rights offering in proportion to the percentage of shares for which the subscribing existing shareholders have exercised their preemptive rights.

        In accordance with Argentine General Companies Law and our bylaws, as long as we remain being an entity authorized to publicly offer our Class B ordinary shares, we will not issue additional shares of any class that entitle the holder to more than one vote per share.

Liquidation Rights

        In the case of our liquidation or dissolution, our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed first among our holders of preferred shares as per the terms of such preferred shares, if any. If any surplus remains, it will be proportionally distributed among holders of ordinary shares.

Form and Transfer of Shares

        Our current share capital is represented by non-endorsable shares.

        The registry for our shares is currently maintained by the Company in Argentina. Only those persons whose names appear on such share registry shall be recognized as owners of our ordinary shares. Transfers, encumbrances and liens on our shares must be registered in our share registry and are only enforceable against us and third parties from the moment registration occurs.

        On April 5, 2017 our shareholders decided to create two classes of shares: (i) Class A ordinary shares, entitled to five votes each; and (ii) Class B ordinary shares, entitled to one vote each. All such shares shall be book-entry shares, with a par value of AR$0.10 per share. Such decision and consequently such amendment will be effective only after the public offering of our Class B ordinary shares is made. The registry of such shares shall be maintained by the Company, commercial or investment banks, or authorized entities (cajas de valores).

        In addition, Article 4 of our bylaws establish that each Class A ordinary share that any member of our controlling shareholders transfers to a third party that is not another controlling shareholder shall be automatically converted into a Class B ordinary share.

        Prior to giving effect to any transfer of Class A ordinary shares, the Board of Directors shall verify that the transfer of the Class A ordinary shares is performed in compliance with the requirements of Article 4 of our bylaws. If the transfer does not comply, then the transferred shares shall be converted into Class B ordinary shares.

Shareholders' Meetings

        Shareholders' meetings may be ordinary or extraordinary. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine General Companies Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of our Board of Directors and supervisory committee and election and remuneration of directors and members of the supervisory committee. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the supervisory committee, and capital increases without limit, according to our bylaws.

        In addition, under the provisions of section 71 of the Argentine Capital Markets Law and due to our being a company authorized to publicly offer our shares, the ordinary shareholders' meeting is to undertake (i) the transfer or encumbrance of all or a substantial part of our assets, other than in the ordinary course of business; and (ii) the execution of an administration or management agreement as it relates to our business and/or assets. The same applies to the approval of any other agreement pursuant to which the assets or services received by us are paid for, totally or partially, with a percentage of our income, results or profits, if such amount is substantial as it relates to our business or assets.

        Extraordinary shareholders' meetings may be convened at any time to consider matters beyond the authority of an ordinary meeting, including:

  •
  an amendment of the bylaws, the reduction and reimbursement of capital;

  •
  redemption, reimbursement and amortization of shares;

  •
  merger, transformation and dissolution of the company;

  •
  appointment, removal and remuneration of liquidators;

  •
  division;

  •
  examination of accounts and any other matters related to the management of the company during the liquidation of the corporation, which may require a final approving resolution;

  •
  the limitation or suspension of preemptive rights pursuant to Section 197 of the Argentine General Companies Law;

  •
  the issuance of debentures and their conversion into shares; and

  •
  the issuance of bonds.

        The Argentine General Companies Law provides that shareholders' meetings may be called by our Board of Directors or by our supervisory committee or at the request of the holders of shares representing no less than 5% of the ordinary shares. Any meetings called at the request of shareholders must be held within 30 days after the request is made. Any shareholder may appoint any person as its duly authorized representative at a shareholders' meeting, by granting a proxy.

        Notice of shareholders' meetings must be published for five days in the Official Bulletin of the Province of Buenos Aires, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such first call for the meeting, a notice for a second call for the meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second call for the meeting. The above-described notices of shareholders' meetings may be effected simultaneously in a second call for a meeting to be held on the same day as the first call, except in the case of extraordinary meetings. Shareholders' meetings may be validly held without notice if all shares of our outstanding share capital are present and resolutions are adopted by unanimous vote of such shares.

        According to our bylaws, shareholders' meetings may be conducted electronically.

        Under the Argentine General Companies Law and our bylaws, quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the votes present. If a quorum is not available at the first call for the meeting, a second call for the meeting may be held, at which time quorum will be met with whichever number of shares entitled to vote is present, and wherein action may be taken by the holders of an absolute majority of the votes present, regardless of the number of such votes or shares. The quorum for an extraordinary shareholders' meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, an extraordinary meeting following a second call may be held in accordance with our bylaws- with whichever number of the shares entitled to vote.

        Pursuant to Section 244 of the Argentine General Companies Law, all shareholders' meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions: the voluntary winding-up of the company, transfer of the domicile of the company outside of Argentina, a fundamental change to our corporate purpose of the company, total or partial mandatory repayment by the shareholders of the paid-in capital and a merger or a spin-off, where we will not be the surviving entity. In the aforementioned cases, the plurality of votes granted by a certain class of shares shall not be considered, meaning shareholders of our Class A ordinary shares shall only be entitled to one vote per Class A share. Also, under Section 284 of the Argentine General Companies Law, plurality of votes will not be applicable to the election of syndics or members of the supervisory committee.

        Moreover, pursuant to our bylaws, the favorable vote of two-thirds of the votes held by the holders of Class A ordinary shares is required to resolve: (i) a merger with another company; (ii) our voluntary early dissolution; (iii) the transfer of our domicile outside of Argentina; and (iv) the fundamental change to our corporate purpose. For further information regarding shareholders' meetings, see "Principal and Selling Shareholders—Shareholders' Agreement".

        In addition, the favorable vote of the absolute majority of the votes held by the holders of Class B ordinary shares present at a shareholders' meeting convened for such a purpose, whichever the percentage of capital stock that such Class B ordinary shares represent, shall be required to validly resolve any amendment which addresses:

  •
  the composition of our capital stock, including the classes of shares, voting rights and the special majorities needed for the approval of specific matters (see "Description of our Share Capital—"Share Capital" and "Voting Rights");

  •
  provisions regulating the registration, form and transfer of shares to third parties or the principal shareholders, their descendants, heirs or spouses, which we refer to as the Controlling Group (see "Description of our Share Capital—Form and Transfer of Shares");

  •
  provisions regulating capital increases, preemptive and accretion rights (see "Description of our Share Capital—Preemptive and Accretion Rights"); and

  •
  provisions regarding a mandatory tender offer in the event that legal provisions currently in force cease to exist (see "Description of our Share Capital—Mandatory Acquisition Public Offer").

For a further information on these provisions, see "Description of our Share Capital—Election of Directors, Quorum and Resolutions".

Election of Directors, Quorum and Resolutions

        Currently, the shareholders present at any ordinary meeting may determine the size of our Board of Directors, provided that there shall be no less than seven and no more than fifteen regular members. The shareholders present at any ordinary meeting may appoint the same or less number of alternate directors.

        In the event that the shareholders' meeting sets forth that our Board of Directors shall be composed by seven or more regular members but less than nine members (i) such appointed members shall remain in office for two years; and (ii) half of the members shall be replaced each year.

        In the event that the shareholders' meeting sets forth that our Board of Directors shall be composed by nine or more members (i) such appointed members shall remain in office for three years; and (i) one-third of the members shall be replaced each year.

        Members of our Board of Directors shall remain in office until replaced. In the event that any member resigns, a designated substitute director will take his or her place. If no substitute has been designated by the shareholders, the supervisory committee will have to name a new director at the following shareholders' meeting, unless one is already provided for in the bylaws.

        According to our bylaws, quorum for board meetings is the majority of board members, and any action may be taken by the affirmative vote of an absolute majority of those present that are entitled to vote on such action, having the president double vote in the event of a tie.

        The Argentine General Companies Law allows for cumulative voting to elect up to one third of vacant board positions. The remaining positions are elected using a cumulative voting system. Cumulative voting is a system designed to protect holders with non-controlling interests, as it gives rise to the possibility, but does not ensure, that non-controlling interests will be able to elect some of their candidates to our Board of Directors. Under this system, the number of votes corresponding to members participating in the proceeding are multiplied by the number of contemplated vacancies, which cannot exceed one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups of shareholders will win positions in our Board of Directors.

        For further information regarding our selling shareholders' commitment, in relation to the election of directors, quorum and resolutions, see "Principal and Selling Shareholders—Shareholders' Agreement".

End of Fiscal Year

        Our fiscal year ends on November 30 of each year.

Share Capital of our Subsidiaries

        The following table reflects our equity interest and voting rights in our subsidiaries as of the date of this prospectus and after completing the Reorganization:

Subsidiary	Equity Interest (%)	Voting Interest (%)	Place of Incorporation
Molino Americano S.A.	100	100	Argentina
Molino Cañuelas Uruguay S.A.	100	100	Argentina
Empresa de Alimentos Cañuelas S.R.L.	100	100	Bolivia
Empresa de Servicios Molca S.R.L.	100	100	Bolivia
Moinho Cañuelas	100	100	Brazil
Cañuelas Chile S.P.A.	100	100	Chile
Alimentos Cañuelas Chile S.P.A.	100	100	Chile
Molino Americano S.A.	100	100	Uruguay
Meats S.R.L.	100	100	Argentina
Southern Multinvest S.R.L.	95	100	Argentina
Finexcor S.R.L.	100	100	Argentina
Molino Puntanos S.A.	100	100	Argentina
Megaseed S.A.	100	100	Argentina

Mandatory Acquisition Public Offer

Mandatory Public Offers Required Pursuant to Argentine Capital Markets Law and the CNV rules

Mandatory Public Offer in the Case of Significant Acquisition of Our Capital Stock and Votes

        Pursuant to the Argentine Capital Markets Law and the CNV rules, any person who directly or indirectly intends to acquire for value, whether acting individually or in conjunction with others, in a single transaction or a series of transactions over a period of ninety (90) calendar days, a number of voting shares, stock warrants or stock options, convertible securities or other similar instruments issued by a company, which directly or indirectly give such person the right to subscribe, acquire or otherwise convert into voting shares, irrespective of how the transaction is carried out, an amount of shares which, when considered with such person's existing interests in a company, equals a "significant interest" in the company's voting capital stock and/or votes, must, within ten days after a firm decision to make an offer to acquire any such instruments is made, announce a public tender offer to acquire and/or swap securities in accordance with the procedure and scope established in under the CNV rules. We refer to such an offer as an OPA.

        According to the CNV rules (Resolution CNV 689), a "significant interest" means an interest equal to or greater than thirty-five percent (35%) and up to fifty percent (50%) of the voting capital stock and or the votes of the company. When trying to achieve an interest equal to or greater than thirty-five percent (35%) of the voting capital stock and/or the votes of the company, the offer shall be made on a number of securities that would allow the purchaser to achieve at least fifty percent (50%) of the voting capital stock of the company, provided, however, that such obligation shall not apply to those cases in which the acquisition of the "significant interest" does not otherwise result in the acquisition of control of the company. When trying to reach a stake greater than fifty percent (50%) of the voting capital stock and or the votes of the company, the offer shall be made on a number of shares that would allow the purchaser to reach one hundred percent (100%) of the voting capital stock of the company.

        The price offered in an OPA shall be determined by the offeror with the following exceptions:

  •
  if the purchaser has purchased other securities related to the offering within the 90 days prior to the announcement of the offer, the price cannot be lower than the highest price the purchaser paid in such transactions; and

  •
  if the purchaser has obtained firm sale commitments from the controlling shareholder or other shareholders entitled to take part in the public offering, the price cannot be lower than the price provided for in such commitments.

        In order to determine the purchase price, the purchaser must also consider the following criteria, according to the CNV rules:

  •
  the book value of the shares;

  •
  a valuation of the target company according to discounted cash flows (DCF) or other applicable valuation criteria applicable to comparable business; and

  •
  the average price of the shares for the last six months before the "offer". Based on certain interpretations of Argentine Capital Markets Law and the CNV rules, there is no certainty as to whether the average price of the shares for the last six months before the "offer" should be considered as a minimum price. Additionally, the price may be challenged by both the CNV and any offeree shareholder.

        When the securities are acquired in breach of the obligation to make a public offer as stated herein, the CNV will declare such acquisition illegal and ineffective for administrative purposes and will carry out the auction of the shares acquired in breach, without prejudice of other applicable penalties.

Public Offers in the Case of Voluntary Withdrawal from the Public Offer and Listing System in Argentina

        The Argentine Capital Markets Law and the CNV rules also provide that, when a company whose shares are publicly offered voluntarily agrees to withdraw from the public offer and listing system, the company must follow the procedures contemplated in CNV rules and must also launch a mandatory public offer to acquire the full amount of its shares and/or stock warrants or securities convertible into shares or stock options, in accordance with the provisions of the CNV rules. The public offer need not be addressed to any shareholders who voted for withdrawal at the relevant shareholders' meeting. The public offer may be made solely as a sale transaction, and payment thereunder must be made in cash.

        The company's own shares may be bought solely by using earned and net profits or freely-available cash reserves, provided that they are fully paid-up, and for the amortization or disposition thereof, within the term established in Section 221 of the Argentine General Companies Law. The company must provide the CNV with proof of the company's financial capacity to buy such shares as well as proof of the fact that the company's financial soundness will not be adversely affected as a result of payment of the shares.

        The price offered in the case of voluntary withdrawal from the public offer and listing system in Argentina must be fair and the following criteria must be taken into account for purposes of that fairness determination:

  •
  the book value of the shares, taking into account a special balance sheet for withdrawal from the public offer and/or listing system;

  •
  the company's value, in accordance with discounted cash flows and/or coefficients applicable to comparable companies or enterprises;

  •
  the company's liquidation value;

  •
  average trading prices in the stock market where the shares were listed over the six months immediately preceding the request for withdrawal, irrespective of the number of sessions required for such trading; and

  •
  the amount of consideration previously offered, or the placement price of the new shares, if a public offer has been made in connection with the same shares or any new shares have been issued, as the case may be, in the last year before the date when an agreement is reached to submit a request for withdrawal.

        The price offered shall not be lower than the average trading price referred to above. The criteria for calculation of the price per share in the event of withdrawal from public offer and listing in Argentina are established in the Argentine Capital Markets Law and the CNV rules and may differ from the price that might arise from application of the Argentine Capital Markets Law in the event of a shareholder exercising his appraisal right.

Mandatory or Voluntary Acquisition Public Offer in the Event of Almost Total Control (Squeeze Out)

        If one person directly or indirectly owns 95% or more of the outstanding shares of a company whose shares are publicly offered in Argentina, any minority shareholder may require the controlling shareholder to launch a mandatory public offer for all the outstanding shares of the company. Additionally, a person who directly or indirectly owns 95% or more of the outstanding shares of a public company in Argentina may unilaterally make the decision to buy all of the outstanding shares of the company within six months of the date on which said person attains said 95% ownership of the company, and withdraw the company from the system for public offer and listing of shares. The price offered must be fair, in accordance with the criteria listed above and established in the Argentine Capital Markets Law and the CNV rules.

Mandatory Public Offer Required Pursuant to Our Bylaws

Tender Offer Process

        Notwithstanding the applicability of the provisions of the Argentine Capital Markets Law and the CNV rules described above (see "Description of our Share Capital—Mandatory Acquisition Public Offer—Mandatory public offer required pursuant to Argentine Capital Markets Law and the CNV rules"), Article 4, Sections (IX), (X) and (XI) of our bylaws set forth an alternative regime for mandatory public offers, which shall be applicable in case the regime set forth by the Argentine Capital Markets Law and the CNV rules are abrogated.

        The alternative regime establishes that, without complying with the tender offer process explained below, none of our ordinary shares or interests in our ordinary shares (including, but not limited to, debentures, debt notes and coupons of shares) may be acquired, directly or indirectly, when, as a consequence of such acquisition, the acquirer shall be directly or indirectly the holder or controller of ordinary shares or interests of the Company, which together with its previous holdings, represent, in the aggregate, fifty percent (50%) or more of our total votes. Such acquisitions are referred to in this subsection as "Control Acquisitions".

        As used above, the term "indirectly" shall include the holdings of the controlling companies of the Tender Offeror, the controlled companies of the Tender Offeror, and any companies subject to common control. Additionally, any holdings a person owns through trusts, ADSs or other equivalent mechanisms, as well as the holdings of any person with which the Tender Offeror acts in joint basis, shall be computed.

        Notwithstanding the foregoing, the following acquisitions shall be excluded from the definition of "Control Acquisitions", and thus not subject to the provisions of the tender offer process:

  •
  acquisitions made by any person who, directly or indirectly, already owns or controls ordinary shares representing more than fifty percent (50%) of the voting rights of the Company; and

  •
  acquisitions by which any member of the Controlling Group transfers all or any of its ordinary shares to other members of the Controlling Group.

        Based on the above, anyone wishing to carry out a Control Acquisition, which we refer to as the Tender Offeror, must make a tender offer, which we refer to as the Tender Offer, for all of our shares of all classes and all our securities convertible into shares of the Company, in accordance with the following procedure:

            (i)  The Tender Offeror must notify the Company of the tender offer by means of a written notice, within ten (10) days from the adoption of a resolution to carry out a Control Acquisition. The notice, which we refer to as the Tender Offer Notice, shall inform the Company of all of the terms and conditions of any agreement or pre-agreement that the Tender Offeror executed or plans to execute with a shareholder of the Company, which we refer to as the Prior Agreement, under which a Control Acquisition would be completed. The following additional minimum information shall be included in the Tender Offer Notice:

    •
    the identity, nationality, domicile and telephone number of the Tender Offeror;

    •
    if the Tender Offeror is composed of a group of persons, the identity and domicile of each Tender Offeror in the group and the manager of each entity included in the group;

    •
    the consideration offered for the ordinary shares and/or securities to be acquired from the rest of the shareholders;

    •
    the expiration date of the Tender Offer; an indication of whether or not the Tender Offer can be extended; and, if applicable, the procedure for such extension;

    •
    a statement indicating that the Tender Offer will be open to all the shareholders and holders of securities that are convertible into shares;

    •
    such additional information, including the financial statements of the Tender Offeror, that we may reasonably request or that could be necessary so that the Tender Offer Notice does not lead to untrue conclusions or in case the information provided is incomplete or deficient; and

    •
    other information not included in the preceding bullets to that has to be provided according to applicable legal or regulatory provisions.

           (ii)  We will mail to each shareholder or holder of securities convertible into ordinary shares, at the Tender Offeror's expense, a copy of the tender offer notice delivered to us as indicated above.

          (iii)  The Tender Offeror will also mail or by other reliable means provide, to each shareholder or holder of securities convertible into ordinary shares, a copy of the Tender Offer Notice delivered to us, and will publish a notice including substantially the information indicated in the Tender Offer Notice, at least once every two weeks, beginning on the date in which the Tender Offer Notice is delivered to us, and ending on the expiration date of the Tender Offer. Subject to applicable legal provisions, such publications shall be made in the business section in newspapers of general circulation in Argentina and in any other jurisdiction in which stock exchange market our ordinary shares are listed and/or negotiated, as well as in the informative bulletins of those stock exchange markets.

          (iv)  The Tender Offer cannot expire prior to 60 days following the date in which the Tender Offer Notice was given to the shareholders or published as explained in item (iii), in which case the term shall be counted as from the date of the first publication.

           (v)  The Tender Offeror will acquire all the ordinary shares and/or securities convertible into ordinary shares tendered by their respective owners prior to the expiration date of the Tender Offer.

          (vi)  The transaction provided for in the Prior Agreement may be concluded at any time after the delivery of notice of the Tender Offer to the Company.

         (vii)  There will be no difference in the consideration to be offered for ordinary shares of any class. In addition, the consideration to be offered may not be lower than the highest price that the Tender Offeror, acting individually or together with its affiliates and / or other persons, has paid or agreed to pay:

    •
    pursuant to the Control Acquisition as a consequence of which the Tender Offer process is in place; and/or

    •
    for ordinary shares of the company of any class during the 180 calendar days prior to the date of delivery of the tender offer notice to us.

Related Transactions

        Any merger, consolidation or other form of combination that has substantially the same effects, which we refer to as the Related Transaction, that involves us and any other person that previously concluded a Control Acquisition (or such other transaction with equivalent effects), which we refer to as the Interested Shareholder, shall only conclude if the consideration that each of our ordinary shareholders will receive as a consequence of such Related Transaction is the same for all ordinary shareholders and not less than the highest price the Interested Shareholder, acting individually or together with its affiliates and/ or other persons, has paid or agreed to pay for the ordinary shares of the Company of any class during the 180 calendar days prior to the date of the Tender Offer.

Violation of Tender Offer Process and Related Transaction Process

        Ordinary shares and securities acquired in violation of the provisions set forth above under "Description of our Share Capital—Mandatory public offer required pursuant to our bylaws—Tender Offer Process" and "Description of our Share Capital—Mandatory public offer required pursuant to our bylaws—Related transactions", shall not entitle the acquirer to any voting rights or economic rights pursuant to any dividend or other distributions, and shall not be considered for the purposes of calculating the required quorum.

DESCRIPTION OF THE AMERICAN DEPOSITARY SHARES

American Depositary Shares

        The Bank of New York Mellon, as ADS Depositary, will register and deliver ADSs. Each ADS will represent Class B ordinary shares (or a right to receive Class B ordinary shares) deposited with Banco Santander Río S.A., as custodian for the ADS Depositary in Argentina. Each ADS will also represent any other securities, cash or other property which may be held by the ADS Depositary. The ADS Depositary's office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at 225 Liberty Street, New York, New York 10286.

        You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depositary Trust Company, which we refer to as DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        Registered holders of uncertificated ADSs will receive statements from the ADS Depositary confirming their holdings.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Argentine law governs shareholder rights. The ADS Depositary's will be the holder of the Class B ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the ADS Depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the ADS Depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided under "Where You Can Find More Information".

Dividends and Other Distributions

How will you receive dividends and other distributions on the Class B ordinary shares?

        The ADS Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on Class B ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Class B ordinary shares your ADSs represent.

        Cash.    The ADS Depositary will convert any cash dividend or other cash distribution we pay on the Class B ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the ADS Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation". The ADS Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the ADS Depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

        Class B Ordinary Shares.    The ADS Depositary may distribute additional ADSs representing any Class B ordinary shares we distribute as a dividend or free distribution. The ADS Depositary will only distribute whole ADSs. It will sell Class B ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those Class B ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the ADS Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Class B ordinary shares. The ADS Depositary may sell a portion of the distributed Class B ordinary shares (or ADSs representing those Class B ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

        Rights to Purchase Additional Class B Ordinary Shares.    If we offer holders of our securities any rights to subscribe for additional Class B ordinary shares or any other rights, the ADS Depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the ADS Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The ADS Depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the ADS Depositary that it is legal to do so. If the ADS Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Class B ordinary shares, new ADSs representing the new Class B ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the ADS Depositary. U.S. securities laws may restrict the ability of the ADS Depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        Other Distributions.    The ADS Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the ADS Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the ADS Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The ADS Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the ADS Depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        The ADS Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, Class B ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, Class B ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The ADS Depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive Class B ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADS Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs for the purpose of withdrawal at the ADS Depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADS Depositary will deliver the Class B ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the ADS Depositary will deliver the deposited securities at its office, if feasible. The ADS Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the ADS Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The ADS Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the ADS Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the ADS Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        ADS holders may instruct the ADS Depositary how to vote the number of deposited Class B ordinary shares their ADSs represent. If we request the ADS Depositary to solicit your voting instructions (and we are not required to do so), the ADS Depositary will notify you of a shareholders' meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the ADS Depositary how to vote. For instructions to be valid, they much reach the ADS Depositary by a date set by the ADS Depositary. The ADS Depositary will try, as far as practical, subject to the laws of Argentine and the provisions of our articles of association or similar documents, to vote or to have its agents vote the Class B ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the ADS Depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the ADS Depositary may try to vote as you instruct, but it is not required to do so. The ADS Depositary is not obligated to vote any deposited securities unless it received a legal opinion to the effect that the resolutions to be voted upon at the shareholders' meeting are not contrary to Argentine law or our by-laws (estatutos sociales).

        Except by instructing the ADS Depositary as described above, you won't be able to exercise voting rights unless you surrender your ADSs and withdraw the Class B ordinary shares. However, you may not know about the meeting enough in advance to withdraw the Class B ordinary shares. In any event, the ADS Depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If we asked the ADS Depositary to solicit your instructions at least 30 days before the meeting date but the ADS Depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The ADS Depositary will give a discretionary proxy in those circumstances to vote on all questions as to be voted upon unless we notify the ADS Depositary that:

  •
  We do not wish to receive a discretionary proxy;

  •
  There is substantial shareholder opposition of the particular question; or

  •
  The particular question would have an adverse impact on our shareholders.

We are required to notify the ADS Depositary if one of the conditions specified above exists.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the ADS Depositary to vote your Class B ordinary shares. In addition, the ADS Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your Class B ordinary shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the ADS Depositary as to the exercise of voting rights relating to deposited securities, if we request the ADS Depositary to act, we agree to give the ADS Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

        We and the ADS Depositary may change voting procedures or adopt additional procedures as we determine may be necessary or appropriate to give effect, as nearly as practicable, to voting instructions received or deemed received from ADS holders.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of Class B ordinary shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the Class B ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the ADS Depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of Class B ordinary shares on our share register to or from the name of the ADS Depositary or its agent when you deposit or withdraw shares
Expenses of the ADS Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the ADS Depositary or the custodian has to pay on any ADSs or Class B ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the ADS Depositary or its agents for servicing the deposited securities	As necessary

        The ADS Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class B ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The ADS Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The ADS Depositary may collect its annual fee for ADS Depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The ADS Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The ADS Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

        From time to time, the ADS Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the ADS Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the ADS Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the ADS Depositary and that may earn or share fees, spreads or commissions.

        The ADS Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the ADS Depositary or its affiliate receives when buying or selling foreign currency for its own account. The ADS Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the ADS Depositary's obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The ADS Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the ADS Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

        The ADS Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the ADS Depositary may establish.

        If deposited securities are redeemed for cash in a transaction that is mandatory for the ADS Depositary as a holder of deposited securities, the ADS Depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

        If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the ADS Depositary receives new securities in exchange for or in lieu of the old deposited securities, the ADS Depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the ADS Depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the ADS Depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

        If there is a replacement of the deposited securities and the ADS Depositary will continue to hold the replacement securities, the ADS Depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

        If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the ADS Depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the ADS Depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the ADS Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the ADS Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The ADS Depositary will initiate termination of the deposit agreement if we instruct it to do so. The ADS Depositary may initiate termination of the deposit agreement if

  •
  60 days have passed since the ADS Depositary told us it wants to resign but a successor ADS Depositary has not been appointed and accepted its appointment;

  •
  we delist our Class B ordinary shares from an exchange on which they were listed and do not list the Class B ordinary shares on another exchange;

  •
  we enter insolvency proceedings or admit our inability to pay our debts generally;

  •
  all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

  •
  there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

  •
  there has been a replacement of deposited securities.

        If the deposit agreement will terminate, the ADS Depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the ADS Depositary may sell the deposited securities. After that, the ADS Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the ADS Depositary will sell as soon as practicable after the termination date.

        After the termination date and before the ADS Depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the ADS Depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The ADS Depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The ADS Depositary will continue to collect distributions on deposited securities, but, after the termination date, the ADS Depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the ADS Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the ADS Depositary. It also limits our liability and the liability of the ADS Depositary. We and the ADS Depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if we are or the ADS Depositary is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the ADS Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the ADS Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of Class B ordinary shares, the ADS Depositary may require:

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  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

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  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

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  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The ADS Depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the ADS Depositary or our transfer books are closed or at any time if the ADS Depositary or we think it advisable to do so.

Your Right to Receive the Class B Ordinary Shares Underlying Your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying Class B ordinary shares at any time except:

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  when temporary delays arise because: (i) the ADS Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Class B ordinary shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our Class B ordinary shares;

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  when you owe money to pay fees, taxes and similar charges; or

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  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the ADS Depositary to deliver ADSs before deposit of the underlying Class B ordinary shares. This is called a pre-release of the ADSs. The ADS Depositary may also deliver Class B ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Class B ordinary shares are delivered to the ADS Depositary. The ADS Depositary may receive ADSs instead of Class B ordinary shares to close out a pre-release. The ADS Depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the ADS Depositary in writing that it or its customer owns the Class B ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the ADS Depositary considers appropriate; and (3) the ADS Depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the ADS Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the ADS Depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the ADS Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the ADS Depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the ADS Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the ADS Depositary's reliance on and compliance with instructions received by the ADS Depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the ADS Depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

        The ADS Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The ADS Depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

TAXATION

        The following discussion contains a description of the material Argentine and United States federal income tax consequences of the acquisition, ownership and disposition of our Class B ordinary shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our Class B ordinary shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Argentine and United States federal income tax considerations applicable to any particular holder. Each prospective purchaser is urged to consult its own tax advisor about the particular Argentine and United States federal income tax consequences to it of an investment in our Class B ordinary shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, The Bank of New York Mellon, as depositary, and the registered holders and beneficial owners of the ADSs, and any related documents, will be performed in accordance with its terms.

Material Argentine Tax Considerations

        The following discussion contains a description of the material Argentine tax consequences of the acquisition, ownership and disposition of Class B ordinary shares or the ADSs. This section is the opinion of the law firm of Marval, O'Farrell & Mairal, insofar as it relates to matters of Argentine tax law, but this opinion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our Class B ordinary shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Argentine tax considerations applicable to any particular holder.

        This section is based upon the tax laws of Argentina and the regulations thereunder as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this section will agree with the Argentine tax consequences described herein. Each prospective purchaser is urged to consult its own tax advisor about the particular Argentine tax consequences to it of an investment in our Class B ordinary shares or the ADSs.

Taxation on Dividends

        As a general rule and as from July 22, 2016 (Law No. 27,260), dividends distributed are not subject to an income tax withholding or Dividend Tax.

        However, dividends paid in excess of the Taxable Accumulated Income, as defined below, at the previous fiscal period will be subject to the Equalization Tax. Equalization Tax is applicable when dividends distributed are greater than the income determined according to the application of the Argentine income tax law, accumulated at the fiscal year immediately preceding the year on which the distribution is made, or Taxable Accumulated Income. The Equalization Tax is applicable as an income tax withholding at the rate of 35% applicable on the excess between dividends distributed and the Taxable Accumulated Income. The Equalization Tax will be imposed as a withholding tax on the shareholder receiving the dividend.

Capital Gains

        The results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities of Argentine companies are subject to Argentine income tax, regardless of the type of beneficiary who obtains the income.

        Capital gains obtained by entities deemed Argentine residents (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) and derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 35% on net income. Losses from a previous fiscal year as a result of the disposition of shares can only be applied and compensated against net gains resulting from the same kind of transaction, and these losses can be carried forward for five fiscal years.

        Capital gains obtained by Argentine resident individuals derived from the sale, exchange or other disposition of shares and other securities are subject to income tax at the rate of 15% on net income, unless such securities are traded through stock markets and/or have public offering authorization, in which case an exemption applies (Section 20 subsection W of the Argentine Income Tax Law). Please note that Decree 2334/2013 introduced a provision stating that such exemption includes capital gains derived from the sale of shares and other securities made through a stock exchange market duly authorized by the CNV.

        It is not clear whether the term "includes" (as used in Decree 2334/2013) means that the exemption provided in the Argentine Income Tax Law refers only to sales of securities made through a stock exchange market duly authorized by the CNV or whether the implementing Decree 2334/2013 intended to clarify that such sales were just one of the possibilities that may be covered by the exemption (in addition to publicly offered authorized securities, as provided in the Argentine Income Tax Law). Certain qualified tax authorities have publicly opined that the exemption exclusively refers to sales of securities made through a stock exchange market duly authorized by the CNV. Since there are no judicial precedents in connection with this recent exemption, we recommend that prospective investors consult with their own tax advisors as to whether this exemption is applicable in each particular case.

        Capital gains obtained by non-Argentine resident individuals or non-Argentine entities, which we refer to as Foreign Beneficiaries, from the sale, exchange or other disposition of shares are subject to Argentine income tax, which we refer to as Argentine Non Residents Capital Gains Income Tax. This is because the abovementioned exemption for shares is not applicable to non-Argentine residents. The Argentine Non Residents Capital Gains Income Tax is applicable at the seller's choice at either (i) 15% on the net amount resulting from deducting from the sale price of the shares the acquisition cost and the expenses incurred in Argentina necessary for obtaining, maintaining and conserving this asset, which we refer to as the Actual Net Gain or (ii) 15 % on the net presumed gain of 90% of the sale price, which results in an effective rate of 13.5% on the sale price, which we refer to as the Presumed Net Gain.

        Through General Resolution 4094-E, dated July 18, 2017, which we refer to as Resolution 4094-E/2017, the AFIP created different mechanisms for the payment of Argentine Non Residents Capital Gains Income Tax when the seller is a Foreign Beneficiary by distinguishing the cases in which the transactions are executed through a stock exchange market or agency authorized by the CNV and those that are not.

        In the case of transactions executed through a stock exchange market or agency authorized by the CNV, the authorized agent from the stock exchange market or agency that is involved in the transaction representing a seller that is a Foreign Beneficiary is responsible for withholding and paying the Argentine Non Residents Capital Gains Income Tax.

        In the case of transactions that are not executed through a stock exchange market or agency authorized by the CNV, the party responsible for withholding and/or paying the Argentine Non Residents Capital Gains Income Tax is the purchaser, regardless of whether the purchaser is an Argentine resident or another Foreign Beneficiary. If the purchaser is an Argentine resident, he has to act as withholding agent of the Argentine Non Residents Capital Gains Income Tax. If the purchaser is a Foreign Beneficiary, the payment of the Argentine Non Residents Capital Gains Income Tax should be done by the purchaser through an international wire-transfer to the AFIP's Argentine bank account in US dollars on or before the fifth business day following the closing of the sale. The exchange rate must be calculated taking into account the sale value of the US dollar on the day before the wire-transfer is ordered.

        Resolution 4094-E/2017 also describes the type of information that the seller has to provide to the withholding agent and/or the purchaser responsible for paying the tax when an election is made to pay the Argentine Non Residents Capital Gains Income Tax on the Actual Net Gain.

        Resolution 4094-E/2017 also anticipates the creation of an information regime that may be applicable to the Argentine entities whose shares, quotas or other equity participations are being transferred. Such Argentine entities shall request from the withholding agent and/ or the purchaser responsible for paying the tax the receipt of payment of the Argentine Non Residents Capital Gains Income Tax derived from the transactions included in Resolution 4094-E/2017 as well as other details of the transaction.

        Through General Resolution 4095-E published on July 20, 2017, the application of Resolution 4094-E/2017 was suspended for 180 days as from July 18, 2017. As of the date of this prospectus, there is no certainty as to whether following the end of the 180-day period, General Resolution 4094-E will be confirmed, suspended for another period, amended or abrogated.

        Foreign Beneficiaries are subject to Argentine Non Residents Capital Gains Income Tax when the gain resulting from the transaction with securities qualifies as being from an Argentine source of income. Under the Argentine Income Tax Law, as amended and its regulations, a taxpayer is considered to earn Argentine source income where such income is derived from: (i) assets located, placed or used in Argentina; (ii) the performance of any act or activity in Argentina; or (iii) events occurring in Argentina.

        Based on this rule, income earned by a Foreign Beneficiary from transactions in shares or securities issued by Argentine entities, such as the Class B ordinary shares, would be considered Argentine source income and subject to tax. However, in the case of ADSs, there are different interpretations on whether the transactions executed should or should not be deemed from an Argentine source and therefore subject to Argentine Non Residents Capital Gains Income Tax. Since there are no judicial precedents in connection with this recent tax, we recommend that prospective investors consult with their own tax advisors as to whether or not the capital gain derived from a transaction with ADSs should be deemed Argentine source income.

Personal Assets Tax

        Argentine entities, such as us, have to pay personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate is 0.25% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP.

        Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Value Added Tax

        The sale, exchange or other disposition of our Class B ordinary shares or ADSs, and the distribution of dividends in connection therewith, are exempted from value added tax.

Tax on Debits and Credits on Argentine Bank Accounts

        Credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075% that may apply in certain cases. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts and taxpayers subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit against income tax or tax on presumed minimum income. When financial institutions governed by Law No. 21,526 make payments acting in their own name and on their own behalf, the application of this tax is restricted only to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on Minimum Presumed Income

        Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their taxable assets, to the extent it exceeds in the aggregate an amount of AR$200,000. Specifically, the law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following ten fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax. The tax on minimum presumed income is abrogated for the tax year starting January 1, 2019. (Law 27,260).

Turnover Tax

        In addition, turnover tax could be applicable to Argentine residents (both entities and individuals) on the transfer of shares and on the payment of dividends to the extent that such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transactions with shares, as well as the payment of dividends are exempt from turnover tax.

        Argentine holders of Class B ordinary shares or ADSs are encouraged to consult their tax advisor as to the particular Argentine turnover tax consequences derived from holding and disposing of Class B ordinary shares or ADS.

Stamp Taxes

        Stamp tax is a local tax levied on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires have their own stamp tax legislation.

        Stamp tax rates vary according to the jurisdiction and type of agreement involved. In certain jurisdictions (including the City of Buenos Aires), acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Other Taxes

        There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our shares. The provinces of Buenos Aires and Entre Ríos establish a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our Class B ordinary shares or ADSs could be subject to this tax.

        In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax Treaties

        Argentina has signed tax treaties for the avoidance of double taxation with several countries, although there is currently no tax treaty or convention in effect between Argentina and the United States.

        THE ABOVE OPINION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF CLASS B ORDINARY SHARES OR ADSs. HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING IN EACH PARTICULAR CASE.

  Material U.S. Federal Income Tax Considerations

        In the opinion of Milbank, Tweed, Hadley & McCloy LLP ("Tax Counsel"), the following are the material U.S. federal income tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of ADSs and Class B ordinary shares. It does not describe all tax considerations that may be relevant to a particular person's decision to purchase, own or dispose of ADSs or Class B ordinary shares. Because the determination of our status as a PFIC for U.S. federal income tax purposes is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation (as discussed below under "—Passive Foreign Investment Company Rules"), Tax Counsel does not express any opinion herein with respect to our PFIC status in any taxable year.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These authorities are subject to change, possibly with retroactive effect. The following are the material U.S. federal income tax considerations for U.S. Holders (as defined herein) of purchasing, owning and disposing of ADSs and Class B ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to purchase, own and dispose of such securities. This discussion does not address any U.S. state or local, or non-U.S. tax consequences of the acquisition, ownership or disposition of ADSs or Class B ordinary shares. In addition, this discussion does not address any U.S. federal tax consequences other than U.S. federal income tax consequences, such as the estate and gift tax, or the Medicare tax on net investment income. The discussion applies only if the beneficial owner holds ADSs or Class B ordinary shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner's particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

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  certain financial institutions;

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  insurance companies;

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  real estate investment trusts;

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  regulated investment companies;

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  dealers and traders in securities who use a mark-to-market method of tax accounting;

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  persons holding ADSs or Class B ordinary shares as part of a "straddle," integrated transaction or similar transaction;

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  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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  persons liable for the alternative minimum tax;

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  U.S. expatriates;

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  tax-exempt organizations; or

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  persons that own or are deemed to own ten percent or more of our voting stock.

        If an entity classified as a partnership for U.S. federal income tax purposes holds ADSs or Class B ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding ADSs or Class B ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of purchasing, holding and disposing of the ADSs or Class B ordinary shares.

        You are a "U.S. Holder" for purposes of this discussion if you are a beneficial owner of ADSs or Class B ordinary shares and are, for U.S. federal income tax purposes:

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  a citizen or individual resident of the United States;

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  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

        In general, if a U.S. Holder owns ADSs, such owner will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

        The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the ADS Depositary (pre-release) or intermediaries in the chain of ownership between U.S. investors and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. investors in depositary shares. Such actions would also be inconsistent with the claiming of the reduced tax rates, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced tax rates for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

        Except where noted, this discussion assumes that, and we believe that, we are not, and will not become, a PFIC, as described below.

        U.S. Holders should consult their tax advisors with respect to their particular tax consequences of purchasing, owning and disposing of ADSs and Class B ordinary shares, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

Taxation of Distributions

        Distributions paid on ADSs or Class B ordinary shares other than certain pro rata distributions of Class B ordinary shares or additional ADSs in lieu of such Class B ordinary shares, or rights to acquire Class B ordinary shares or ADSs, will be treated as dividends taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported as dividends.

        Subject to applicable limitations (including a minimum holding period requirement) and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to a U.S. Holder that is not a corporation are taxable at a maximum rate of 20%. A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where the ADSs are to be traded. Because the Class B ordinary shares will not be readily tradable on an established securities market in the United States, dividends paid on Class B ordinary shares that are not represented by ADSs will not be subject to such special rate. A U.S. Holder should consult its tax advisor to determine whether the favorable rate will apply to dividends it receives and whether it is subject to any special rules that limit its ability to be taxed at this favorable rate.

        The amount of a dividend will include the net amount withheld in respect of Argentine withholding taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to a U.S. Holder and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. In respect of the ADSs and the Class B ordinary shares, respectively, dividends will be included in a U.S. Holder's income on the date of the ADS Depositary's or the U.S. Holder's receipt of the dividend. The amount of any dividend paid in Pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Pesos into U.S. dollars in effect on the relevant date of receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the relevant date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars on a date after the date of receipt, which will be treated as U.S.-source ordinary income or loss.

        Subject to applicable limitations (including a minimum holding period requirement) that may vary depending upon a U.S. Holder's circumstances and, in respect of the ADSs, subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Argentine withholding tax (as discussed above under "—Material Argentine Tax Considerations") withheld from dividends on ADSs and Class B ordinary shares will be creditable against a U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, a U.S. Holder should consult its tax advisor regarding the availability of foreign tax credits in its particular circumstance. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such Argentine taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Taxable Disposition of ADSs and Class B Ordinary Shares

        The gain or loss a U.S. Holder realizes on the sale or other taxable disposition of ADSs or Class B ordinary shares will be a capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the ADSs or Class B ordinary shares for more than one year. The amount of a U.S. Holder's gain or loss will equal the difference between the amount realized on the disposition and the U.S. Holder's tax basis in the ADSs or Class B ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. In addition, certain limitations exist on the deductibility of capital losses.

        In certain circumstances, Argentine taxes may be imposed upon the sale or disposition of ADSs or Class B ordinary shares. See "—Material Argentine Tax Considerations—Capital Gains". If Argentine tax is imposed on the sale or disposition of ADSs or Class B ordinary shares, and the U.S. Holder does not receive significant foreign-source income from other sources, such U.S. Holder may not be able to credit such Argentine tax against its U.S. federal income tax liability.

Passive Foreign Investment Company Rules

        A non-U.S. corporation will be considered a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, 75% or more of its gross income is "passive income" or 50% or more of its assets constitute "passive assets." The determination as to whether a non-U.S. corporation is a PFIC is based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of income and assets of the non-U.S. corporation from time to time and, in certain cases, the nature of the activities performed by its officers and employees.

        Based upon our current and projected income, assets and activities, we do not expect to be considered a PFIC for our current taxable year or for future taxable years. However, because the determination of whether we are a PFIC will be based upon the composition of our income and assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (including certain indirect U.S. Holders) holds the ADSs or Class B ordinary shares, such a U.S. Holder may be subject to adverse tax consequences. In particular, any gains recognized or "excess distributions" (generally, distributions which are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder's holding period for the ADSs or Class B ordinary shares) received by a U.S. Holder will be allocated ratably over the U.S. Holder's holding period for the ADSs or Class B ordinary shares, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC will be treated as ordinary income, and the amount allocable to other years in the U.S. Holder's holding period will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed with respect to the resulting tax. If we are deemed to be a PFIC for a taxable year, dividends on the ADSs and the Class B ordinary shares would not be "qualified dividend income" eligible for preferential rates of U.S. federal income taxation. In addition, if we are a PFIC, U.S. Holders may generally be required to comply with annual reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to them.

        In lieu of being subject to the special tax rules discussed above with respect to gains and excess distributions, a U.S. Holder may make a mark-to-market election with respect to its ADSs or Class B ordinary shares provided such securities are treated as "marketable stock." The ADSs and Class B ordinary shares generally will be treated as marketable stock if they are "regularly traded" on a "qualified exchange or other market" (within the meaning of the applicable Treasury regulations). It is intended that the ADSs will be listed on the NYSE, which is a qualified exchange or other market. In order for a non-U.S. stock exchange such as the BYMA to be a qualified exchange or other market (which requirements are different from those applicable to qualification as an established securities market, discussed above), such exchange must have trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market and to protect investors. Further, the laws of the exchange's country and the rules of the exchange must ensure that such requirements are actually enforced. In addition, the rules of the exchange must effectively promote the active trading of listed stocks.

        In order for the ADSs and Class B ordinary shares to be regularly traded for a given calendar year, they must be traded, other than in de minimis amounts, at least 15 days during each calendar quarter, or, in respect of an initial public offering, 1/6 of the days remaining in the quarter in which the offering occurs and at least 15 days during each remaining quarter during the calendar year. No assurance can be given that the ADSs or the Class B ordinary shares will be regularly traded or that the BYMA will constitute a qualified stock exchange or other market, in each case, for purposes of the mark-to-market election.

        If a U.S. Holder makes an effective mark-to-market election, such holder will include as ordinary income in each year that we are a PFIC the excess of the fair market value of such holder's ADSs or Class B ordinary shares at the end of the year over such holder's adjusted tax basis in the ADSs or Class B ordinary shares. A U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of such holder's adjusted tax basis in the ADSs or Class B ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain such holder recognizes upon the sale or other disposition of the ADSs or Class B ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election.

        A U.S. Holder's adjusted tax basis in the ADSs or Class B ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or Class B ordinary shares are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service (the IRS) consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in light of their particular circumstances.

        If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or Class B ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. A mark-to-market election may be unavailable with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

        Alternatively, U.S. Holders can sometimes avoid the rules described above by electing to treat a PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

        The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

"Specified Foreign Financial Asset" Reporting

        Owners of "specified foreign financial assets" with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their U.S. federal income tax returns. "Specified foreign financial assets" generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

        PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ADSS OR CLASS B ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, AND ANY ESTATE, GIFT, AND INHERITANCE LAWS.

UNDERWRITING

        J.P. Morgan Securities LLC and UBS Securities LLC are acting as joint global coordinators of the Global Offering. HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc. are acting as joint bookrunners of the Global Offering.

        We and the selling shareholders have entered into an underwriting agreement with the international underwriters dated            , 2017. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the international underwriters, and each international underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the table set forth below.

Name	Number of ADSs
J.P. Morgan Securities LLC
UBS Securities LLC
HSBC Securities (USA) Inc.
Itau BBA USA Securities, Inc.

Total

        The international underwriters are committed to purchase all the ADSs offered by us and the selling shareholders if they purchase any ADSs. The underwriting agreement also provides that if an international underwriter defaults, the purchase commitments of non-defaulting international underwriters may also be increased or the international offering may be terminated.

        We and the selling shareholders have entered into an Argentine placement agency agreement with AR Partners S.A., the Argentine placement agent, providing for the concurrent public offering of            Class B ordinary shares in Argentina. Pursuant to the terms of such placement agency agreement, the Argentine placement agent shall carry out its best efforts to offer the Class B shares in Argentina, but has not undertaken any underwriting commitments in connection with the Argentine offering. The international and Argentine offerings are conditioned on the closing of each other. All sales of the ADSs in the United States and other countries outside of Argentina will be made through the international underwriters.

        The international underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$            per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$            per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the international underwriters. Sales of ADSs made outside of the United States may be made by affiliates of the international underwriters.

        The international underwriters have an option to buy up to additional            ADSs from us to cover sales of ADSs by the international underwriters which exceed the number of ADSs specified in the table above. The international underwriters have 30 days from the date of this prospectus to exercise this over-allotment option and may only do so to cover an over-allotment of ADSs. If any ADSs are purchased with this over-allotment option, the international underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the international underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

        The underwriting fee is equal to the public offering price per ADS less the amount paid by the international underwriters to us and the selling shareholders per share of ADS. The underwriting fee is

US$            per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders to the international underwriters assuming both no exercise and full exercise of the international underwriters' option to purchase additional ADSs.

	Per ADS		Total
	Without Over-Allotment Exercise	With Full Over-Allotment Exercise	Without Over-Allotment Exercise	With Full Over-Allotment Exercise
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Underwriting discounts and commissions paid by selling shareholders	US$	US$	US$	US$

        We and the selling shareholders estimate that the total expenses of the Global Offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$            . We have agreed to reimburse the underwriters for certain expenses in connection with the international offering in an amount not to exceed US$            .

        We and the selling shareholders have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Class A or Class B ordinary shares or ADSs or convertible into or exchangeable or exercisable for any Class B ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Class A or Class B ordinary shares or ADSs or such other securities (regardless of whether any of these transactions are to be settled by the delivery of Class B ordinary shares, ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and UBS Securities LLC and for a period of 180 days after the date of this prospectus, other than the Class B ordinary shares or ADSs to be sold hereunder.

        Our directors, executive officers and the selling shareholders have entered into lock-up agreements with the international underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and UBS Securities LLC (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Class A or Class B ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our Class B ordinary shares or ADSs or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A or Class B ordinary shares, ADSs or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A or Class B ordinary shares, ADSs or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any Class A or Class B ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        We and the selling shareholders have agreed to indemnify the international underwriters and we have agreed to indemnify the Argentine placement agent and each of their respective affiliates, directors, officers, employees and any person who controls such international underwriter and Argentine placement agent against certain liabilities, including liabilities under the U.S. Securities Act of 1933. Pursuant to the international underwriting and the Argentine placement agreement, if the indemnification required thereunder is unavailable or insufficient, we have agreed to contribute to payments the international underwriters, the Argentine placement agent and each of their respective affiliates, directors, officers, employees and any person who controls such international underwriter and Argentine placement agent as a result of such losses, claims, damages or liabilities as we may be required to make in respect of the international offering and Argentine offering, as applicable.

        We will apply to have our Class B ordinary shares and the ADSs approved for listing on the NYSE under the symbol MOLC. We have also applied to list and trade our Class B ordinary shares on the BYMA, under the symbol "                ".

        The international underwriters, the Argentine placement agent and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage and other financial and non-financial activities and services. Certain of the international underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the international underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. These transactions may have an effect on demand, price or other terms of the Global Offering.

        In connection with the international offering, the international underwriters may engage in stabilizing transactions which involves making bids for, purchasing and selling Class B ordinary shares or ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the Class B ordinary shares or ADSs while the international offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the international underwriters of a greater number of the ADSs than they are required to purchase in this international offering, and purchasing shares of ADSs on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the international underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The international underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the international underwriters will consider, among other things, the price of the ADSs available for purchase in the open market compared to the price at which the international underwriters may purchase ADSs through the over-allotment option. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in the international offering. To the extent that the international underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

        The international underwriters have advised us and the selling shareholders that, pursuant to Regulation M of the U.S. Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our Class B ordinary shares or the ADSs, including the imposition of penalty bids. This means that if the representatives of the international underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the international underwriters that sold those ADSs as part of this international offering to repay the underwriting discount received by them.

        In connection with the Argentine offering, the Argentine placement agent may engage in stabilizing transactions, in accordance with CNV regulations and other applicable regulations.

        These activities may have the effect of raising or maintaining the market price of our Class B ordinary shares or ADSs or preventing or retarding a decline in the market price of our Class B ordinary shares or ADSs, and, as a result, the price of our Class B ordinary shares or ADSs may be higher than the price that otherwise might exist in the open market. These transactions may be effected on the NYSE or the BYMA in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more international underwriters, or selling group members, if any, participating in the international offering. The international underwriters may agree to allocate a number of ADSs to international underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the international underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        The addresses of the international underwriters are as follows:

  J.P. Morgan Securities LLC
  383 Madison Avenue
  New York, NY 10179, USA

  UBS Securities LLC
  1285 Avenue of the Americas
  New York, NY 10019 USA

  HSBC Securities (USA) Inc.
  452 Fifth Avenue
  New York, NY 10018 USA

  Itau BBA USA Securities, Inc.
  767 Fifth Avenue
  New York, NY 10018 USA

        Prior to this international offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the selling shareholders and the representatives of the international underwriters. In determining the initial public offering price, we, the selling shareholders and the representatives of the international underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of the Global Offering;

  •
  the recent market prices of, and demand for, publicly traded common stock or ADSs of generally comparable companies; and

  •
  other factors deemed relevant by the international underwriters, us and the selling shareholders.

        Neither we, the selling shareholders nor the international underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

        Other than in the United States and Argentina, no action has been taken by us, the selling shareholders, the international underwriters or the Argentine placement agent that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

Argentina

        The Argentine public offering of the Class B ordinary shares has been authorized by the CNV pursuant to Resolution No.             dated            .

        The Class B ordinary shares may be offered directly to the public in Argentina only through the Argentine placement agent, which is authorized under the laws and regulations of Argentina to offer or sell securities to the public in Argentina. The offering of the Class B ordinary shares in Argentina will be made by a prospectus in Spanish and in accordance with CNV regulations. The prospectus for the Argentine offering, although in a different format in accordance with CNV regulations, contains substantially the same information as contained in this prospectus.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of Class B ordinary shares or ADSs may be made to the public in that Relevant Member State at any time:

  A.
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  B.
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the international underwriters; or

  C.
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Class B ordinary shares or ADSs shall require us or any international underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any Class B ordinary shares or ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the international underwriters and us that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

  D.
  In the case of any Class B ordinary shares or ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class B ordinary shares or ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class B ordinary shares or ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        For the purposes of this provision, the expression of an "offer of Class B ordinary shares or ADSs to the public" in relation to any Class B ordinary shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class B ordinary shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe to the Class B ordinary shares or ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

        This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons") or otherwise in circumstances which have not resulted and will not result in an offer to the public of the Class B ordinary shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

        Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

France

        Neither this prospectus nor any other offering material relating to the Class B ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class B ordinary shares or ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

            (i)  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

           (ii)  used in connection with any offer for subscription or sale of the Class B ordinary shares or ADSs to the public in France.

        Such offers, sales and distributions will be made in France only:

            (i)  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

           (ii)  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

          (iii)  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The Class B ordinary shares or ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

        This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the Class B ordinary shares or ADSs in Germany. Consequently, the Class B ordinary shares or ADSs may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the Class B ordinary shares or ADSs to the public in Germany or any other means of public marketing. The Class B ordinary shares or ADSs are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

        The offering does not constitute an offer to sell or the solicitation or an offer to buy our Class B ordinary shares or ADSs in any circumstances in which such offer or solicitation is unlawful.

Italy

        The offering of the Class B ordinary shares or ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation. Accordingly, the Class B ordinary shares or ADSs may not be offered or sold, and copies of this prospectus or any other document relating to the Class B ordinary shares or ADSs may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b) of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers' Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers' Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers' Regulation, and provided, however, that any such offer or sale of the Class B ordinary shares or ADSs or distribution of copies of this prospectus or any other document relating to the Class B ordinary shares or ADSs in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the Class B ordinary shares or ADSs; and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute Class B ordinary shares or ADSs in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Netherlands

        The Class B ordinary shares or ADSs may not, directly or indirectly, be offered or acquired in the Netherlands and this prospectus may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

Spain

        The offering of the Class B ordinary shares or ADSs has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or CNMV) and, therefore, no Class B ordinary shares or ADSs may be offered, sold or distributed in any manner, nor may any resale of the Class B ordinary shares or ADSs be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to the Class B ordinary shares or ADSs have been or will be registered with the CNMV and therefore they are not intended for the public offer of the Class B ordinary shares or ADSs in Spain.

Switzerland

        The Class B ordinary shares or ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or SIX or on any other stock exchange or regulated trading facility in Switzerland. This prospectus does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class B ordinary shares or ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to the Global Offering, to us, the Class B ordinary shares or ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of Class B ordinary shares or ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of Class B ordinary shares or ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class B ordinary shares or ADSs.

Canada

        The Class B ordinary shares or ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted customers, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class B ordinary shares or ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the international underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Brazil

        The offer and sale of the Class B ordinary shares or ADSs will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended. The offer and sale of the Class B ordinary shares or ADSs has not been and will not be registered with the Comissão de Valores Mobiliários in Brazil. Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, in Brazil is not legal without such prior registration. Documents relating to the offering of the Class B ordinary shares or ADSs, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of Class B ordinary shares or ADSs is not a public offering of securities in Brazil, nor may they be used in connection with any offer for sale of the Class B ordinary shares or ADSs to the public in Brazil.

        Any offer of the Class B ordinary shares or ADSs is addressed to the addressee personally, upon such addressee's request and for its sole benefit, and is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without the international underwriters' prior, express and written consent.

Chile

        The Class B ordinary shares or ADSs are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the Class B ordinary shares or ADSs do not constitute a public offer of, or an invitation to subscribe for or purchase, the Class B ordinary shares or ADSs in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean

Securities Market Act (Ley de Mercado de Valores) (an offer that is not "addressed to the public at large or to a certain sector or specific group of the public").

Mexico

        The Class B ordinary shares or ADSs have not been registered with the National Securities' Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV), and may not be offered or sold publicly in Mexico.

        This prospectus is not intended to be publicly distributed to an undetermined person through mass media, nor to serve as an application for the registration of the Class B ordinary shares or ADSs in Mexico, nor as a prospectus for their public offering in said jurisdiction.

        This prospectus is addressed to you under a private offering exception contained in article 8 of the Securities Market Law (Ley del Mercado de Valores or LMV), for which you must comply with any of the following requirements:

            (i)  you are either an institutional or qualified investor for purposes of Mexican law;

           (ii)  you are a member of a group of less than 100 individually identified people to whom the Class B ordinary shares or ADSs are being offered directly and personally; or

          (iii)  you are an employee of the issuer and a beneficiary of an employees' benefit plan of said issuer.

        The LMV and CNBV regulations (along with other laws applicable in Mexico) define institutional investors as Mexican and foreign banks, broker dealers, insurance and bond companies, bonded warehouses, financial leasing companies, factoring companies and investment funds, private pension and annuities funds and foreign pension and investment funds. Such regulations also define qualified investors as individuals and corporations which maintain during the previous year investments in securities for an amount equal or similar to 1.5 million Mexican Unidades de Inversión or UDIS (approximately US$330,000) or that have obtained during the previous two years a gross income of at least 500,000 UDIS (approximately US$110,000) per year.

Hong Kong

        The Class B ordinary shares or ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

        No advertisement, invitation or document relating to the Class B ordinary shares or ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class B ordinary shares or ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING: The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offering. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Class B ordinary shares or ADSs may not be circulated or distributed, nor may the Class B ordinary shares or ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Class B ordinary shares or ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class B ordinary shares or ADSs pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in the Dubai International Financial Centre ("DIFC")

        This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The Class B ordinary shares or ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class B ordinary shares or ADSs offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

        In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the

Class B ordinary shares or ADSs may not be offered or sold directly or indirectly to the public in foe DIFC.

Notice to Prospective Investors in the United Arab Emirates

        Neither the Class B ordinary shares nor the ADSs have been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including foe Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

ANTI-MONEY LAUNDERING

        The concept of money laundering is generally used to denote transactions intended to introduce criminal proceeds into the institutional financial system and thus to transform profits from illegal activities into assets of a seemingly legitimate origin.

        On April 13, 2000, the Argentine Congress passed Law No. 25,246 (as amended, including by Laws No. 26,087; 26,119; 26,268, 26,683 and 26,734 which we refer to as the Anti-Money Laundering Law), which defines money laundering as a type of crime. In addition, the Anti-Money Laundering Law, which supersedes several sections of the Argentine criminal code established severe penalties for anyone participating in any such criminal activity and created the Financial Information Unit (the FIU or UIF for its acronym in Spanish), establishing an administrative criminal system.

        Below is a summary of certain provisions regarding the anti-money laundering regime as set forth by the Anti-Money Laundering Law, as amended and supplemented by other rules and regulations, including regulations issued by the UIF, the Central Bank, the CNV and other regulatory entities. Investors are advised to consult their own legal counsel and to read the Anti-Money Laundering Law and its statutory regulations. The UIF is the agency responsible for the analysis, treatment and transmission of information, with the aim of preventing money laundering resulting from different crimes and the financing of terrorism. The Argentine Criminal Code defines money laundering as a crime committed by any person who exchanges, transfers, manages, sells, levies, disguises or in any other way commercializes goods obtained through a crime, with the possible consequence of making the original assets or the substitute thereof appear to come from a lawful source, provided that their value exceeds AR$300,000 (approximately US$18,634 using the May 31, 2017 venta de divisas exchange rate of AR$16.10 to US$1.00 reported by the Banco de la Nación Argentina) whether such amount results from one or more related transactions. The penalties established for such activity are the following:

  •
  imprisonment for three (3) to ten (10) years and fines of two (2) to ten (10) times the amount of the transaction;

  •
  the penalty provided in section (i) shall be increased by one third of the maximum and a half of the minimum, when (a) the person carries out the act on a regular basis or as a member of an association or gang organized with the aim of continuously committing acts of a similar nature, and (b) the person is a governmental officer who carries out the act in the course of his duties; or

  •
  if the value of the assets does not exceed AR$300,000, the penalty shall be imprisonment for six (6) months to three (3) years.

        The Argentine Criminal Code also punishes any person who receives money or other assets from a criminal source with the purpose of applying them to a transaction thereby, making them appear to be from a lawful source.

        In line with internationally accepted practices, the Anti-Money Laundering Law does not merely assign responsibility for controlling these criminal transactions to government agencies, but also assigns certain duties to various private sector entities such as banks, stockbrokers, brokerage houses and insurance companies, which become legally bound reporting parties. These duties primarily consist of information-capturing functions.

        According to the Anti-Money Laundering Law, the following persons, among others, are subject to UIF reporting: (i) financial institutions and insurance companies; (ii) exchange agencies and individuals or legal entities authorized by the Argentine Central Bank to operate in the purchase and sale of foreign currency in the form of cash or checks drawn in foreign currency or by means of credit or debit cards or in the transfer of funds within Argentina or abroad; (iii) broker-dealers, companies managing investment funds, over-the-counter market agents, and intermediaries engaged in the purchase, lease, or borrowing of securities; (iv) armored transportation services companies and companies or concessionaires rendering postal services that carry out foreign currency transfers or remittance of different types of currency or notes; (v) governmental organizations, such as the Central Bank, the Argentine Tax Authority, the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), the CNV and the IGJ; (vi) professionals in economics sciences and notaries public; and (vii) individuals and legal entities acting as trustees of any kind and individuals or legal entities related directly or indirectly to trust accounts, trustees and trustors under trust agreements.

        Individuals and entities subject to the Anti-Money Laundering Law must comply with some duties that include: (i) obtaining documentation from their customers that irrefutably evidences their identity, legal status, domicile, and other data stipulated in each case (so-called know your customer policies); (ii) reporting any suspicious event or transaction (which according to the customary practices of the field involved, as well as to the experience and competence of the parties who have the duty to inform, are those transactions attempted or consummated that, having been previously identified as unusual transactions by the legally bound reporting party, or have no economic or legal justification or relations with the customer's risk or transactional profile or are unusually or unjustifiably complex, whether performed on a single occasion or repeatedly (regardless its amount)); and (iii) abstaining from disclosing to customers or third parties any act performed in compliance with the Anti-Money Laundering Law. Whenever the transactions are suspicious of money laundering such reports shall be made by the legally bound reporting parties within 30 (thirty days) as from the operation is qualified as suspicious (this term is reduced to 15 (fifteen) days whenever there are legally bound reporting parties under the Resolution UIF 30/2017, which shall enter into force as from September 15, 2017) and within the maximum term of 150 (one hundred fifty) days as from the day on which the transaction was made. In case they are suspicious of terrorist financing, the term is reduced to 48 (forty-eight) hours as from the date on which the transaction was made. Within the framework of analysis of a suspicious transaction report, the aforementioned individuals and entities cannot refrain from disclosing to the UIF any information required from it by claiming that such information is subject to bank, stock market or professional secrecy, or legal or contractual confidentiality agreements. The AFIP shall only disclose to UIF the information in its possession when the suspicious transaction report has been made by such entity and refers to the individuals or entities involved directly with the reported transaction. In all other cases the UIF shall request that the federal judge holding authority in a criminal matter order the AFIP to disclose the information in its possession.

        Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the Central Bank, the UIF, and, if applicable, the CNV. In this regard, in accordance with Resolution No. 229/2014 of the UIF, both the Central Bank and the CNV are considered "Specific Control Organs". In such capacity, they must cooperate with the UIF in the evaluation of the compliance with the anti-money laundering proceedings by the legally bound reporting parties subject to their control. In that respect, they are entitled to supervise, monitor and inspect such entities, and if necessary, to implement certain corrective measures and actions. Resolution 121/2011 issued by the UIF, as amended or supplemented by Resolutions No. 1/2012, 140/2012, 68/2013, 3/2014, 196/2015, 94/2016 and 104/2016 among others, which we refer to as Resolution 121, is applicable to financial entities subject to Law No. 21,526, to entities subject to Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF, as amended or supplemented by Resolutions No. 140/2012, 3/2014, 195/2015, 104/2016, 141/2016 and 4/2017 among others, which we refer to as Resolution 229, is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate, among other things, the obligation to collect documentation from customers and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

        On June 21, 2017, the UIF issued Resolution No. 30/2017, which will replace Resolution No. 121 as from September 15, 2017, the date on which Resolution No. 30/2017 will come into force. Resolution No. 30/2017 incorporated some new obligations and duties for legally bound reporting parties under such regulation, under a new risk-based approach. Notwithstanding, the new resolution gives the legally bound reporting parties more time to comply with certain new obligations, which will need to be fulfilled by December 2017, March and June 2018, as established therein.

        Resolution 121 and Resolution 229 set forth general guidelines in connection with the customer's identification (including the distinction between occasional and regular customers), the information to be requested, the documentation to be filed and the procedures to detect and report suspicious transactions. Furthermore, Resolution No. 19/2016 established that these legally bound parties must implement a due diligence procedure based on a risk approach in order to comply with the "know your customer" policies.

        Likewise, Resolution No. 04/2017 of the UIF sets forth a special due diligence procedure (based on a risk approach) for the remote opening of special investment accounts. It is applicable to the legally bound reporting parties included in subsections 1, 4 and 5 of article 20 of the Anti-Money Laundering Law.

        The Central Bank and the CNV must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious transactions. In particular, the Central Bank must comply with UIF Resolution No. 12/2011, as supplemented by, among other resolutions, Resolutions No. 1/2012 and No 92/2012, which, among other things, sets forth the Central Bank's obligation to evaluate the anti-money laundering controls implemented by Argentine financial institutions (with the limitation of access to the reports and records of suspicious operations, which are, as explained above, confidential and subject only to the UIF's supervision), and lists examples of what circumstances should be specifically considered in order to establish whether a particular transaction may be considered unusual and eventually qualified as suspicious.

        Central Bank regulations require Argentine banks to take certain minimum precautions to prevent money laundering. Each institution must have an anti-money laundering committee, formed by a member of the board of directors and an officer responsible for anti-money laundering matters (oficial de cumplimiento). Additionally, as mentioned, each financial institution must appoint a member of the board of directors as the person responsible for money laundering prevention, in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority and reporting any suspicious transactions to the UIF. Notwithstanding the officer's role as a liaison with the UIF, all board members have personal, joint, several and unlimited responsibility for the entity's compliance with its reporting duties with the UIF. In addition, this officer will be responsible for the implementation, tracking and control of internal procedures to ensure compliance with the regulations in financial institutions and its subsidiaries.

        In addition, pursuant to Communiqué "A" 5738 (as amended and supplemented) of the Central Bank, Argentine financial institutions must comply with certain additional "know your customer policies". In this sense, pursuant to such Communication, under no circumstance may new commercial relationships be initiated if the "know your customer policies" and the risk management legal standards have not been complied with. In addition, in respect of the existing customers: if the "know your customer policies" could not be complied with, the Argentine financial institution must analyze the continuance of the commercial relationship with such client using a risk-based approach. In case the operations with the client are discontinued, the termination of the relationship must be implemented in accordance with Central Bank's regulations for each type of product. Operations do not have to be discontinued when the "know your customer" policies are complied with in such period or when simplified due diligence procedures were implemented pursuant to applicable laws. Furthermore, pursuant to this Communication, Argentine financial entities must keep the documentation related to the discontinuance for ten years and include in their prevention manuals the detailed procedures to initiate and discontinue operations with customers in accordance with the above-mentioned additional "know your customer policies" implemented.

        The CNV Rules (as amended in September 2013) include a specific chapter regarding the "Prevention of Money Laundering and the Financing of Terrorism" and state that the persons set forth therein (negotiation agents, clearing and settlement agents such as (such as stockbrokers), distribution and placement agents, manager and custody agents of collective investment funds, brokerage agents, collective depositary agents, issuers with respect to capital contributions, irrevocable capital contributions for future capital increases or significant loans that have been made in its benefit, specifically with respect to the identity of contributors and/or creditors and the origin and legality of the funds so contributed or loaned) are to be considered legally bound reporting parties under the Anti-Money Laundering Law, and therefore must comply with all the laws and regulations in force in connection with anti-money laundering and terrorism financing, including resolutions issued by the UIF, presidential decrees referring to resolutions issued by the United Nations Security Council in connection with the fight against terrorism and the resolutions (and its annexes) issued by the Ministry of Foreign Affairs. In addition, CNV Rules impose certain restrictions in connection with payment arrangements (limiting, among other things, the cash amount that the entities set forth therein could receive or pay per day and per client, to AR$1,000) and impose certain reporting obligations.

        In addition, the CNV Rules establish that the above-mentioned entities shall only be able to carry out any transactions contemplated under the public offering system, when such transactions are carried out or ordered by persons organized, domiciled or resident in dominions, jurisdictions, territories or associated States included in the cooperating countries list contained in Executive Decree No. 589/2013, section 2(b). When such persons are not included in such list and in their home jurisdiction qualify as registered intermediaries in an entity under control and supervision of a body that carries out similar functions to those carried out by the CNV, they will only be allowed to carry out such transactions if they provide evidence indicating that the relevant securities and exchange commission in their home jurisdiction has signed a memorandum of understanding for cooperation and exchange of information with the CNV.

        Recently, the "National Coordination Program for the Prevention of Asset Laundering and the Financing of Terrorism" was created by Executive Decree No. 360/2016 as an instrument of the Ministry of Justice and Human Rights. This Program was assigned the duty to reorganize, coordinate and strengthen the national system for the prevention of money laundering and the financing of terrorism, taking in consideration the specific risks that might have an impact on Argentine territory and the global demand for a more effective compliance with international obligations and recommendations established under United Nations Conventions and the standards of the Financial Action Task Force, or FATF. These duties will be performed and implemented through a National Coordinator appointed for this purpose. Also, applicable statutory rules were modified, and it was established that the Ministry of Justice and Human Rights will be the federal government's central authority in charge of the inter-institutional coordination among all public and private agencies and entities with competent jurisdiction on this matter, while the UIF will retain the ability to perform operating coordination activities at the national, provincial and municipal levels in relation to matters strictly inherent in its jurisdiction as a financial intelligence agency.

        Also, in accordance with the approval of Law No. 27,260, the UIF issued Resolution No. 92/2016, which establishes the obligation for legally bound reporting parties to implement a risk-management system according to the "voluntary and exceptional system of declaration of holding of National currency, foreign currency and other assets in the country and abroad". Thus, in the case of detecting suspicious transactions made by their customers through March 31, 2017, in the context of the above-mentioned legal regime, they shall report such transactions through the agency's website (www.argentina.gob.ar/uif) in the section called "ros sf", referring to the report of suspicious transactions taking place under the fiscal amnesty regime. This "ros" must be duly founded and contain a description of the circumstances in which the transaction is considered to be suspicious in the framework of the tax amnesty regime and reveal an adequate analysis of the operation and the profile of the customer (in this case, the requirements related to tax information and tax documentation for the identification of the customer are not deemed necessary).

        For an extensive analysis of the money laundering regime in effect as of the date of this prospectus, investors should consult legal counsel and read Title XIII, Book 2 of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For such purposes, interested parties may visit the websites of the Argentine Ministry of Economy and Public Finance, at www.infoleg.gov.ar, the UIF, at https://www.argentina.gob.ar/uif, the CNV, at www.cnv.gob.ar, or the Central Bank, at www.bcra.gov.ar. The information found on such websites is not a part of this prospectus.

 ENFORCEMENT OF CIVIL LIABILITIES

        We are incorporated under the laws of Argentina. The majority of our directors and all our officers and certain advisors and the selling shareholders named herein reside in Argentina or elsewhere outside the United States. Substantially all of our assets and those of the selling shareholders are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to force against them or against us judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions.

        We have been advised by our Argentine counsel, Marval, O'Farrell & Mairal, that there is doubt as to the enforceability to the same extent and in as timely a manner as a U.S. or other non-Argentine court, in original actions in Argentine courts, of liabilities predicated solely upon the federal securities laws of the United States and as to the enforceability in Argentine courts of judgments of United States courts obtained in actions against us predicated upon the civil liability provisions of the federal securities laws of the United States that will be subject to compliance with certain requirements under Argentine law mentioned below, including the condition that any such judgment does not violate Argentine public policy (orden público).

        Foreign judgments would be recognized and enforced by the courts in Argentina according to international treaties between Argentina and the country where the judgment was rendered. In the absence of a treaty, the following requirements of Article 517 of the National Civil and Commercial Procedure Code (if enforcement is sought before federal courts) would apply: (i) the judgment, which must be final in the jurisdiction where rendered, must have been issued by a court with jurisdiction in accordance with Argentine principles regarding international jurisdiction; (ii) the judgment must result from a personal action, or an in rem action with respect to personal property if such was transferred to Argentine territory during or after the prosecution of the foreign action; (iii) the defendant against whom enforcement of the judgment is sought must have been duly served with the summons and, in accordance with due process of law, given an opportunity to defend against foreign action; (iv) the judgment must be valid in the jurisdiction where rendered, its authenticity must be established in accordance with the requirements of Argentine law, (v) the judgment must not violate the principles of public policy of Argentine law, and (vi) the judgment must not be contrary to a prior or simultaneous judgment of an Argentine court. Reciprocity is not required for an Argentine court to recognize a foreign judgment.

        Pursuant to Article 519 bis of the National Civil and Commercial Procedure Code, awards issued by foreign arbitral tribunals can be enforced in Argentina following the procedure established for the enforcement of foreign judgments, provided that: (i) the applicable requirements of Article 517 are met; (ii) the waiver by a foreign Court of its jurisdiction is not prohibited by law; and (iii) the matter debated in the case may be subjected to arbitration.

        Subject to compliance with Article 517 of the National Civil and Commercial Procedure Code described above, a judgment against us, any Argentine selling shareholder or the persons described above obtained outside Argentina would be enforceable in Argentina without reconsideration of the merits. Notwithstanding, a judgment's recognition and enforcement in Argentina may be denied by Argentine courts in light of the March 6, 2014 decision of the Supreme Court of Argentina in Claren Corporation vs. Estado Nacional. In that case, the plaintiff was a bondholder which sought to recognize a U.S. judgment against the federal government. The Supreme Court of Argentina held that enforcing such judgment violated Argentine law principles of public policy. It further stated that granting the enforcement would imply that a plaintiff, through an individual action filed before a foreign court, would be able to circumvent the public debt restructuring process set forth by the federal government through emergency legislation enacted in accordance with the Argentine Constitution.

 LEGAL MATTERS

        We are being represented by Milbank, Tweed, Hadley & McCloy LLP with respect to matters of United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to matters of United States federal securities and New York State law and Perez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h) with respect to matters of Argentine law. The office of Perez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h) is located at Suipacha 1111, 18th floor, Buenos Aires, Argentina. The validity of the rights, Class B ordinary shares and other matters governed by Argentine law will be passed upon for us by Marval, O'Farrell & Mairal. The office of Marval, O'Farrell & Mairal is located at Ave. Leandro N. Alem 882 C1001AAQ, Buenos Aires, Argentina.

EXPERTS

        The financial statements as of November 30, 2016, 2015 and 2014 and December 1, 2013 and for the three years ended in the period ended November 30, 2016 included in this prospectus have been so included in reliance on the report of Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

 EXPENSES RELATED TO THE GLOBAL OFFERING

        The following table sets forth the main expenses related to the Global Offering, other than the underwriting discounts and commissions, which we will be required to pay:

	Amount To Be Paid	Percentage of Amount with Respect to the Offering
SEC registration fee	US$
NYSE listing fee	US$
FINRA filing fee	US$
Bolsas y Mercados Argentinos S.A. listing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Underwriting fees	US$
Transfer agent and registrar fees	US$
Taxes	US$
Applicable Directors and Officers Insurance Premiums	US$
Miscellaneous	US$

Total	US$

        Each of the amounts set forth above, other than the SEC registration fee, the FINRA filing fee and the NYSE listing fee, is an estimate. These expenses will be borne by            .

Report of Independent Registered Public Accounting Firm

To Shareholders of Molino Cañuelas S.A.C.I.F.I.A.

        In our opinion, the accompanying consolidated combined statements of financial position and the related consolidated combined statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Molino Cañuelas S.A.C.I.F.I.A. and its subsidiaries and combined entities at November 30, 2016, 2015, 2014 and December 1, 2013, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Price Waterhouse & Co. S.R.L.

/s/ MARCELO PABLO DE NICOLA
Marcelo Pablo de Nicola Partner

Buenos Aires, Argentina
April 6, 2017

Legal information

Denomination: Molino Cañuelas S.A.C.I.F.I.A.

Legal address:

Registered office: John F. Kennedy 160—Cañuelas—Provincia de Buenos Aires—República Argentina

Company activity:	Production of wheat flour and by-products Industrialization of oil Production of cookies and pasta

Date of registration: August 7, 1970

Expiration of company charter: August 7, 2069

Number of register in Dirección Provincial de Personal Jurídicas de la
Provincia de Buenos Aires: 11,978

Capital stock: 12,000,000 shares (Note 31)

Molino Cañuelas S.A.C.I.F.I.A.

Consolidated Combined Statements of Comprehensive Income

for the years ended November 30, 2016, 2015 and 2014

(All amounts in thousands of Argentine pesos, except shares and per share data, and as otherwise indicated)

	Notes	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Net Sales	21	32,317,700	22,134,392	19,821,199
Cost of sales	22	(25,082,087)	(17,188,962)	(15,667,852)

Margin Before Operating Expenses		7,235,613	4,945,430	4,153,347
Selling expenses	23	(4,418,472)	(3,546,987)	(2,967,422)
Administrative expenses	23	(827,287)	(510,605)	(443,732)
Other operating income, net	24	10,882	27,637	24,088

Results from Operations Before Financing and Taxation		2,000,736	915,475	766,281
Financial income	25	323,429	230,221	267,655
Financial costs	25	(1,070,446)	(687,128)	(506,041)
Exchange differences, net	25	(1,448,401)	(398,464)	(311,690)

Financial results, net		(2,195,418)	(855,371)	(550,076)
Gain on acquisition of businesses	30	1,084,327	—	—
Profit Before Income Tax		889,645	60,104	216,205
Income tax expense	20	(25,263)	(48,173)	(68,396)

Profit for the Year		864,382	11,931	147,809

Profit Attributable to:
Equity holders of the parent		864,382	11,931	147,809

Total		864,382	11,931	147,809

Adjusted average number of ordinary shares outstanding	31	150,000,000	150,000,000	150,000,000
Profit per share attributable to equity holders	26	5.76	0.08	0.99
Other Comprehensive Income
Items that may be reclassified to profit or loss
Exchange difference on translation of foreign operations		175,444	19,564	71,072
Items that will not be reclassified to profit or loss
Revaluation of property, plants and equipment		2,929,983	915,093	1,029,368
Income tax expense		(1,028,497)	(320,531)	(360,525)

Total Other Comprehensive Income		2,076,930	614,126	739,915

Total Comprehensive Income		2,941,312	626,057	887,724

The accompanying notes are an integral part of these consolidated combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Consolidated Combined Statements of Financial Position

as of November 30, 2016, 2015, 2014 and December 1, 2013

(All amounts in thousands of Argentine pesos, except otherwise indicated)

	Notes	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Dec 1, 2013
Non-Current Assets
Property, plant and equipment, net	6	11,714,621	5,348,675	4,160,354	2,639,214
Investment property, net	7	54,494	72,626	70,337	577
Intangible assets, net	8	114,471	14,359	15,820	9,957
Investments in associates	9	—	—	653	443
Deferred income tax assets	20	34,350	18,478	21,232	6,519
Other investments		15	133	235	83
Other receivables, net	12	359,790	78,569	61,313	101,996
Trade receivables, net	12	—	4,439	—	—

Total Non-Current Assets		12,277,741	5,537,279	4,329,944	2,758,789
Current Assets
Inventories	13	2,490,685	1,538,785	1,292,022	832,855
Other receivables, net	12	1,126,326	903,022	517,126	495,189
Trade receivables, net	12	5,592,599	4,382,579	2,846,578	2,140,152
Other investments		—	—	109	1,724
Financial assets at fair value	10	—	26,158	23,015	17,580
Derivatives	11	315,164	211,321	158,633	69,471
Cash and cash equivalents	14	3,794,667	943,731	1,121,351	865,445

Total Current Assets		13,319,441	8,005,596	5,958,834	4,422,416

Total Assets		25,597,182	13,542,875	10,288,778	7,181,205

Shareholders' Equity
Common stock		12,000	12,000	12,000	12,000
Additional paid-in capital		25,414	25,414	25,414	25,414
Reserves		4,717,491	2,640,561	2,026,435	1,286,520
Retained earnings		744,815	471,812	477,881	329,995

Total Equity		5,499,720	3,149,787	2,541,730	1,653,929

Liabilities
Non-Current Liabilities
Borrowings	16	6,234,323	1,215,844	1,224,210	620,550
Deferred income tax liabilities	20	2,747,057	1,251,968	982,175	643,322
Trade and other payables	18	189,041	13,850	72,760	13,498

Total Non-Current Liabilities		9,170,421	2,481,662	2,279,145	1,277,370
Current Liabilities
Borrowings	16	4,144,725	3,898,992	2,128,053	2,235,964
Current income tax payable		103,828	1,563	10,148	27,659
Provisions	19	67,789	27,649	13,600	10,212
Derivatives	11	1,154	1,365	27,479	1,310
Trade and other payables	18	6,609,545	3,981,857	3,288,623	1,974,761

Total Current Liabilities		10,927,041	7,911,426	5,467,903	4,249,906

Total Liabilities		20,097,462	10,393,088	7,747,048	5,527,276

Total Equity and Liabilities		25,597,182	13,542,875	10,288,778	7,181,205

The accompanying notes are an integral part of these consolidated combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Consolidated Combined Statements of Changes in Equity for the years ended November 30, 2016, 2015 and 2014

(All amounts in thousands of Argentine pesos, except otherwise indicated)

	Common Stock	Additional Paid in Capital	Legal Reserve	Revaluation Surplus	Foreign Exchange Conversion	Retained Earnings	Total Shareholder' Equity
Balance at December 1, 2013	12,000	25,414	7,482	1,279,038	—	329,995	1,653,929

Profit for the year	—	—	—	—	—	147,809	147,809
Other comprehensive income for the year	—	—	—	668,843	71,072	—	739,915

Total comprehensive income for the year	—	—	—	668,843	71,072	147,809	887,724

Transactions with owners in their capacity as owners
Capital increases in combined entities	—	—	—	—	—	77	77

Total	—	—	—	—	—	77	77

Balance at November 30, 2014	12,000	25,414	7,482	1,947,881	71,072	477,881	2,541,730

Profit for the year	—	—	—	—	—	11,931	11,931
Other comprehensive income for the year	—	—	—	594,562	19,564	—	614,126

Total comprehensive income for the year	—	—	—	594,562	19,564	11,931	626,057

Transactions with owners in their capacity as owners
Cash dividends declared by Shareholders' Meeting on March 20, 2015. $1.33 per share	—	—	—	—	—	(16,000)	(16,000)
Cash dividends declared in combined entities by Shareholders' Meeting on August 31, 2015. $0.17 per share	—	—	—	—	—	(2,000)	(2,000)

Total	—	—	—	—	—	(18,000)	(18,000)

Balance at November 30, 2015	12,000	25,414	7,482	2,542,443	90,636	471,812	3,149,787

Profit for the year	—	—	—	—	—	864,382	864,382
Other comprehensive income for the year	—	—	—	1,901,486	175,444	—	2,076,930

Total comprehensive income for the year	—	—	—	1,901,486	175,444	864,382	2,941,312

Transactions with owners in their capacity as owners
Withdrawals	—	—	—	—	—	(310,099)	(310,099)
Cash dividends declared by Shareholders' Meeting on February 24, 2016. $5.67 per share	—	—	—	—	—	(68,000)	(68,000)
Cash dividends declared in combined entity by Shareholders' Meeting on August 29, 2016. $1.11 per share	—	—	—	—	—	(13,280)	(13,280)
Cash dividends declared in combined entity by Shareholders' Meeting on November 29, 2016. $16.67 per share	—	—	—	—	—	(200,000)	(200,000)

Total	—	—	—	—	—	(591,379)	(591,379)

Balance at November 30, 2016	12,000	25,414	7,482	4,443,929	266,080	744,815	5,499,720

The accompanying notes are an integral part of these consolidated combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Consolidated Combined Statements of Cash Flows

for the years ended November 30, 2015 and 2014

(All amounts in thousands of Argentine pesos, except otherwise indicated)

	Notes	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Change in cash and cash equivalents
Cash and cash equivalents at beginning of year	14	943,731	1,121,351	865,445
Cash and cash equivalents at end of year	14	3,794,667	943,731	1,121,351
Net increase/(decrease) in cash and cash equivalents		2,850,936	(177,620)	255,906

Cash flows from operating activities:
Profit for the year		864,382	11,931	147,809
Income tax expense		25,263	48,173	68,396
Adjustments for:
Depreciation	6	265,496	172,574	120,190
Amortization	8	10,527	4,567	2,424
Change in fair value adjustment in derivatives	11	(104,054)	(78,803)	(62,992)
Provisions	19	40,140	14,049	3,388
Bad debt accrual	12	30,251	1,261	13,906
Results from sale of equity investments		(4,310)	(13,875)	—
Gain on acquisition of businesses	30	(1,084,327)	—	—
Results from sale of property, plant and equipment	24	(2,271)	(4,852)	(940)
Net interest accrued	25	747,017	456,907	238,386
Net exchange differences accrued and not paid		1,355,250	36,607	37,591
Interest collected		314,460	228,606	264,711
Income tax paid		(50,014)	(80,686)	(54,544)
Change in operating assets and liabilities
Increase in Inventories		(731,347)	(246,763)	(459,167)
Increase in Accounts receivable		(1,710,106)	(1,943,592)	(687,680)
Increase in Accounts payable		2,572,380	632,524	1,373,124
Change in other operating assets and liabilities, net		(11,742)	(49,608)	(117,643)

Net cash generated from (used in) operating activities		2,526,995	(810,980)	886,959

Investing activities
Purchases of property, plant and equipment	6	(1,284,842)	(419,393)	(563,511)
Purchases of investment property	7	(6,100)	(2,468)	(69,609)
Purchases of intangible assets	8	(2,479)	(3,129)	(6,801)
Sales of property, plant and equipment		21,670	17,653	36,423
Acquisition of business	30	(736,190)	—	—
Sales of related companies		43,095	14,573	—
Other investments		—	(492)	507

Net cash used in investing activities		(1,964,846)	(393,256)	(602,991)

Financing activities
Loans paid		(11,250,069)	(3,999,372)	(3,553,332)
Borrowings		14,776,968	5,698,424	3,983,752
Interest paid		(1,045,344)	(655,479)	(504,329)
Withdrawals		(310,099)	—	77
Dividends paid		(74,200)	(16,200)	—

Net cash generated from (used in) financing activities		2,097,256	1,027,373	(73,832)
Foreign exchange (losses)/gains on cash and cash equivalents		191,531	(757)	45,770

Net increase/(decrease) in cash and cash equivalents		2,850,936	(177,620)	255,906

Non-cash investing and financing activities
Acquisition of property, plant and equipment by finance lease		—	2,971	2,414
Dividends declared not paid		207,080	1,800	—

The accompanying notes are an integral part of these consolidated combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements

(All amounts in thousands of Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information

1.1.  The Group

        Molino Cañuelas S.A.C.I.F.I.A. (hereinafter referred to as the "Company") together with the other Combined Entities described below (hereinafter and together with the Company referred to as the "Group") is a leading Argentine reference brand consumer food products and food production company, which is vertically integrated and has a leading presence in Argentina and Uruguay and has growing operations in Brazil, Chile and Bolivia. The Group is also one of the leading manufacturers and providers of reference brand consumer foods products and semi-processed primary food products in South America. The Group is contemplating a concurrent initial public offering (IPO) of its share capital in the United States of America and Argentina.

1.2.  Description of the reorganization

        During the year ended November 30, 2016 and subsequent to year-end but prior to the effectiveness of the IPO, the Company acquired certain entities and/or businesses that were under common control of the Company's existing shareholders, as follows:

  •
  On December 16, 2015, the Company acquired a portion of MOLCA S.A.'s commercial operations consisting of certain of MOLCA S.A.'s assets and activities related to its port operations. MOLCA S.A. is an entity domiciled in Argentina that owns and manages a port known as "Terminal las Palmas";

  •
  On February 17, 2016, the Company acquired all of the outstanding shares of the following entities: Alimentos Cañuelas Chile S.P.A.; Cañuelas Chile S.P.A.; Alimentos Cañuelas S.R.L. and Empresa de Servicios Molca S.R.L. All of these entities are engaged in the sale of food products. Alimentos Cañuelas Chile S.P.A. and Empresa de Alimentos Cañuelas Chile S.P.A. are domiciled in Chile and Alimentos Cañuelas S.R.L. and Empresa de Servicios Molca S.R.L. are domiciled in Bolivia;

  •
  On June 4, 2016, the Company acquired all of the outstanding share capital of Moinho Canuelas Ltda., domiciled in Brazil. Moinho Canuelas Ltda. is an entity domiciled in Brazil engaged in the sale of food products;

  •
  On August 26, 2016, the Company acquired a portion of Compañía Argentina de Granos S.A.'s (CAGSA) agro-services and soybean industrialization businesses. On December 1, 2016 the Company acquired the following businesses from CAGSA: (i) the sale of supplies and value added services to agriculture producers, (ii) the purchase, storage, drying and conditioning, and sale of oilseeds and grains, and (iii) logistic services. CAGSA is an entity domiciled in Argentina. CAGSA did not sell, and the Company did not acquire, CAGSA's businesses related to the agriculture and production on owned farmland and the agriculture and production in cooperative arrangements with other third-party producers. CAGSA will continue to own and operate these businesses going forward. The acquisition of businesses from CAGSA that took place on December 1, 2016 includes a non-compete agreement for a term of 5 years;

  •
  On December 1, 2016 the Company acquired all of the outstanding shares of Molino Cañuelas S.A. (Uruguay). Molino Cañuelas S.A. (Uruguay) is an entity domiciled in Uruguay engaged in the acquisition, storage and commercialization of oilseeds and grains;

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information (Continued)

  •
  On February 28, 2017 the Company acquired all of the outstanding shares of Molinos Florencia S.A., Molino Americano S.A. (Argentina), Molinos Puntanos S.A., and Megaseed S.A. These entities are domiciled in Argentina. Molinos Florencia S.A., Molino Americano S.A. (Argentina), and Molinos Puntanos S.A. are engaged in the manufacture and sales of flour and by-products. Megaseed S.A. is engaged in research and development of traits in wheat;

  •
  On April 1, 2017, the Company acquired Cañuelas Pack S.A.'s packaging business. Cañuelas Pack S.A., an entity domiciled in Argentina, is engaged in the production and sale of packaging materials.

        Total aggregate consideration for the above acquisitions amounts to approximately $7,800 million. As of November 30, 2016 the Company paid $310 million. The remaining impact of consideration made in connection with the acquisitions that will not occur until after the fiscal year ended November 30, 2016, were not reflected in the consolidated combined statements of financial position and in the Consolidated Combined Statements of Changes in Equity as of and for the year ended November 30, 2016. An additional $7,116 million was disbursed between December 2016 and February 2017. The remaining balance will be paid between March and May 2017.

        These transactions were accounted for under the predecessor value method, as permitted under International Financial Reporting Standards ("IFRS"), as adopted by the International Accounting Standards Board. Under the predecessor value method, the results and financial positions of the acquired entities and businesses were combined and consolidated with and into the Company's own operations as from the first day of the earliest period presented in the financial statements as if these entities and businesses had always been part of the Group. There are no higher entities that prepare consolidated financial statements within the Group. Balances from intercompany transactions were eliminated.

1.3.  Other acquisition

        As further described in Note 30.3 on August 31, 2016 the Company acquired Cargill's milling business in Argentina for a total consideration of $736 million. This acquisition has been accounted for under the purchase method of accounting described in note 2.4.3.

1.4.  Principal carve-out allocations of business combined

        As described above the Company acquired certain assets and activities related to the port operations of MOLCA S.A. The acquisition did not include the port facilities and other real estate property of MOLCA S.A. In order to reflect all costs of doing business, the consolidated combined income statement includes a charge representing the cost that the Group would have incurred for use of such port facilities, at market rates, should a lease agreement been in place for all periods presented. This charge amounting to USD 1.5 million per year, equals the amount of the current, post-Reorganization contract relating to these facilities, is shown as an operating lease payment in all periods presented.

        The CAGSA acquisition described in note 1.2 did not consider certain assets and liabilities that the seller retained. Nevertheless, such assets and liabilities and their historical impact to profit or loss, that

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information (Continued)

were necessary and relevant to the historical financial information of the Company as a combined legal entity, were reflected in the historical consolidated combined financial statements.

        The Company considered the following carve-out adjustments to reflect all costs of doing business:

  (a)
  The Company identified those assets and liabilities which were relevant to reflect the historical performance of the acquired businesses in the Company's consolidated combined financial statements. The Company recognized the identified assets and liabilities in the Company's consolidated combined financial statements even though certain of these identified assets and liabilities were not acquired and/or assumed in the CAGSA's acquisition. In the transaction, the Company did not acquire the working capital, short-term debt or tax credits and liabilities related to the acquired businesses. Such amounts are, however, included in the historical financial statements (but will not be acquired and therefore would not be recognized in the Company's opening balance sheet after the IPO) in order to present a comparable view of the businesses acquired;

  (b)
  The Company identified the services that benefitted all businesses within CAGSA as a legal entity. These services included but were not limited to IT, tax, accounting, legal, and certain employee benefits. The Company allocated these costs on specific identification basis;

  (c)
  The Company allocated a portion of the interest cost incurred by CAGSA as a separate legal entity based on the borrowings allocated to these businesses. The Company allocated these borrowings on a specific identification basis. In addition, the Company's consolidated combined financial statements reflect all of the third party debt and related incurred interest cost assumed by the Company in the acquisition; and

  (d)
  The Company allocated taxes on a separate return basis.

1.5.  Other information

        The composition of the capital stock of the Company is as follows:

Ordinary Shares	Number of shares	Fully paid shares
Class "A" par value $1—1 Vote	12,000,000	12,000,000

        The evolution of the capital stock is as follows:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Capital stock at the beginning of the year	12,000,000	12,000,000	12,000,000
Capital stock at year end	12,000,000	12,000,000	12,000,000

        On February 14, 2017, the Company's shareholder meeting approved a capitalization of retained earnings and a 10-for-1 stock split (Note 31.1).

        The Group is controlled by the Navilli Family (the "principal shareholders") who hold 100% of the share capital of each of the combined entities.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information (Continued)

        These consolidated combined financial statements were approved for issuance by the Company's Board of Directors on April 6, 2017.

2. Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these consolidated combined financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1.  Basis of preparation and transition to IFRS

        The Group's consolidated combined financial statements have been prepared in accordance with IFRS and interpretations as issued by the IASB. All IFRS issued by the IASB, effective at the time of preparing these combined financial statements have been applied. In addition, certain IFRS which are not effective as of November 30, 2016 but permit earlier adoption have been applied.

        IFRS provides no guidelines for the preparation of combined financial statements, which are therefore subject to the rules given in International Accounting Standards (IAS) 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies, other financial reporting requirements and recognized industry practices.

        The Group has applied IFRS for the first time for the year ended November 30, 2016 with a transition date of December 1, 2013. The following paragraphs contain the details of the Group's transition to IFRS and application of IFRS 1 "First Time Adoption of IFRS".

        The application of IFRS 1 required that the Group adopt accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements. These accounting policies were applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS consolidated combined financial statements.

        In accordance with IFRS 1, assets and liabilities were recognized and measured in accordance with those IFRSs required to be applied as of December 1, 2013. The group did not use any of the mandatory exceptions and optional exemptions to full retrospective application of IFRS set out within IFRS 1.

        IFRS 1 requires that an entity explain how the transition from previous generally accepted accounting principles (GAAP) to IFRSs affected its reported financial position, financial performance and cash flows. As the combined Group neither prepared nor reported a complete set of financial statements in the past, these reconciliations from previous GAAP to IFRS were not required.

        Presentation in the consolidated combined statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of the Group, or are held for sale.

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated combined financial statements are disclosed in Note 4.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

        Additionally, the Group has applied the first phase of IFRS 9 "Financial Instruments" at the transition date.

        Several balance sheet and income statement items have been combined in the interests of clarity. These items are stated and explained separately in the notes to the consolidated combined financial statements. The income statement is structured according to the function of expense method (nature of the expenses is classified in notes).

        The consolidated combined financial statements are presented in thousands of Argentine pesos unless otherwise stated. All amounts are rounded off to thousands of pesos unless otherwise stated. As such, insignificant rounding differences may occur. A dash ("—") indicates that no data was reported for a specific line item in the relevant financial year or period or when the pertinent figure, after rounding, amounts to nil.

        The fiscal year begins on December 1 and ends on November 30 of the following year.

2.2.  New accounting standards

        The following standards, amendments and interpretations have been issued by the IASB and IFRIC, but they are not effective and have not been adopted early by the Group in these consolidated combined financial statements:

        IAS 7 "Statement of Cash Flows":    In February 2016, the IASB issued certain amendments regarding disclosures to be made in the Statement of Cash Flow.

        Modifications to the Disclosure Initiative (Amendments to IAS 7) are intended to disclose information to enables users of financial statements to evaluate changes in liabilities arising from financing activities. For this, the IASB requires that the following changes in liabilities arising from financing activities be disclosed: (i) changes in the cash flows from financing activities; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in exchange rate variation; (iv) changes in fair values; and (v) other changes. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

        These changes will become effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

        IFRS 16 "Leases":    In January 2016, the IASB issued IFRS 16 "Leases" which establishes the new model for the registration of leasing transactions. This norm repeals the current guidelines for accounting for such transactions in IAS 17 "Leases" and related interpretations when it becomes effective. IFRS 16 is applicable for annual periods beginning on or from January 1, 2019, with early adoption permitted.

        IAS 12 "Income Taxes":    In January 2016, the IASB issued certain amendments related to the recognition of deferred tax assets for unrealized losses. These changes will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

        IFRS 15 "Revenue from contracts with customers"    In May 2014, the IASB issued IFRS 15, which was amended in April 2016. This norm is applicable for annual periods beginning January 1, 2018. It

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

specifies how and when revenue is recognized, as well as the additional information that must be presented in the financial statements. The standard provides a unique five-step model based on principles that apply to all contracts with customers. At this stage, the Group is performing the full assessment of IFRS 15 impact, standard that will be effective for the annual period ending November 30, 2019.

        IFRS 9 "Financial Instruments":    In July 2014, the IASB issued an amendment to IFRS 9. It includes in one place all phases of the IASB project to replace IAS 39 "Financial Instruments: Recognition and Measurement". These phases are the classification and measurement of instruments, impairment and hedge accounting. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and is effective for periods beginning on or after 1 January 2018. At the transition date, the Group has adopted the first phase of IFRS 9 and is currently analyzing the impact of the second and third phases.

        IAS 16 "Property, Plant and Equipment" and IAS 41 "Agriculture":    In June 2014, the IASB issued an amendment to IAS 16 and IAS 41. The amendment introduced modifications to the registration model of "production facilities" which must be accounted for similarly to elements of property, plant and equipment, their schemes comparable productive operation. The "production facilities" are defined as living plantations that are used in the production or supply of agricultural products, for over a year and with remote chances of being sold or marketed as agricultural products. Those amendments require that the "production plants" are recorded as elements of "Property, plant and equipment" under the scope of IAS 16, keeping agricultural products developed in them within the scope of IAS 41. These changes are effective for annual periods beginning on or after January 1, 2016 and may be applied in advance. This modification will not be applicable to the Group.

        IAS 16 "Property, Plant and Equipment" and IAS 38 "Intangible Assets":    In May 2014, the IASB issued an amendment to IAS 16 and IAS 38. The amendment introduced changes to acceptable methods of depreciation and amortization. It clarifies that it is not appropriate to adopt a depreciation method that is based on revenue from ordinary business that include the use of an asset as it usually reflects factors other than the consumption of the economic benefits of the asset. It also establishes a rebuttable presumption that an amortization method that is based on the revenue generated by an activity that involves the use of an intangible asset is inappropriate. This amendment is effective for annual periods beginning on or after January 1, 2016. The Group has determined that this amendment will not have an impact on results of operations or the financial position.

2.3.  Foreign currency translation

2.3.1.  Functional and presentation currency

        For each of the consolidated and combined entities in the Group, a functional currency is determined. The functional currency is the currency used in the primary financial environment in which the reporting entity operates. Transactions denominated in other currencies than the functional currency are considered transactions denominated in foreign currencies. None of the functional currencies of the combined entities has been considered the currency of a hyperinflationary economy.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

These consolidated combined financial statements are presented in Argentine pesos, which is the Group's presentation currency.

        IAS 29 "Financial reporting in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is the currency of an a hyperinflationary economy with high inflation, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, in general terms, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. In order to conclude whether the economy is a hyperinflationary economy, the standard details a series of factors to be considered, among which the existence of a cumulative inflation rate over three years that approaches or exceeds 100% is included. Taking into consideration the inconsistency of the inflation data published by the National Institute of Statistics and Census, the current downward trend of the level of inflation and the fact that the other indicators are insufficient to reach a definite conclusion, there is insufficient evidence to conclude that Argentina's economy is a hyperinflationary economy as of November 30, 2016. Therefore, the restatement criteria established in IAS 29 have not been applied in the reporting year.

        Although the Argentine economy does not meet the necessary and objective conditions to qualify as a hyperinflationary economy, in accordance with IAS 29, and taking into account the legal and regulatory limitations imposed by professional bodies and control authorities for purposes of preparing adjusted financial statements as of November 30, 2016, it must be mentioned that certain macroeconomic variables that affect the Groups' business, such as salary costs and the prices of supplies, have suffered somewhat important annual variations, a circumstance that must be taken into account when evaluating and interpreting the Groups' financial position and results of operations in these financial statements.

2.3.2.  Transactions and balances

        Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured.

        Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated combined statements of comprehensive income. Foreign exchange gains and losses are presented in the combined statement of comprehensive income within "Exchange differences, net".

2.3.3.  Subsidiaries and associated companies

        The results and financial position of all the combined entities that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows:

  •
  assets and liabilities at period end are converted at the exchange rate of that date;

  •
  revenues and expenses are translated at average exchange rates (unless this average does not represent a reasonable approximation of the cumulative effect of the rates prevailing at the date

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

    of each transaction, in which case such income and expenses are translated at the exchange rate at the date of each transaction); and

  •
  Shareholders' equity and reserves transactions are translated at the end of year exchange rate, considering balances at December 1, 2013 as beginning balances.

        The exchange differences resulting from this process are reported in "Other Comprehensive Income".

        When an investment is sold or disposed of, in whole or in part, the exchange differences are recognized in the consolidated combined statements of comprehensive income as part of the gain or loss on the sale or disposal.

2.4.  Scope of combination

        The scope of combination for the Group's combined financial statements for the fiscal years ended November 30, 2016, 2015 and 2014 was determined on the principles of the legal reorganization approach. This approach is based on the fact that the economic activities that form the new entity were not managed as one division in the past, but the entities are legally bound together within a reorganization process. During the reporting periods of the combined financial statements, the assets and liabilities forming the reporting entity were under common control of the Navilli Family. In preparation of these combined financial statements, certain businesses have been prepared on a "carve-out" basis from their respective historical consolidated financial statements taking into account the target structure of the reorganization.

        These consolidated combined financial statements include the results of Molino Cañuelas and all its subsidiaries from the date that control commences to the date that control ceases.

2.4.1.  Subsidiaries

        Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully combined from the date on which control is transferred to the Group and they are de-combined from the date that control ceases.

        The Group accounts for acquisitions using the purchase method of accounting as prescribed by IFRS 3. Consideration is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Costs directly attributable to acquisitions are recorded as expenses as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of consideration over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated combined statements of comprehensive income.

        Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

2.4.2.  Associated companies

        Associates are those entities over which the Group has significant influence, such as the power to intervene in decisions of financial and operating policy of the investee, but not control. These entities are recorded using the equity method.

        By using the equity method, investments are initially recognized at cost, and that amount is increased or decreased to recognize the investor's share in the profits and losses of the entity after the date of acquisition. If applicable, the value thereof includes the goodwill recognized for its acquisition. When the group's share of losses equals or exceeds the value of participation in such entities, the Group does not recognize further losses, unless there are legal or constructive obligations to provide funds or make payments on behalf of them.

        The Group determines at each reporting date whether there is objective evidence that an investment in an associate is not recoverable. If so, the amount of impairment is calculated as the difference between the recoverable amount of the investment and its book value, recognizing the resulting amount in "Equity in earnings of non-consolidated entities" in the consolidated combined statements of comprehensive income.

2.4.3.  Business combinations

        The acquisition method of accounting is used to account for all business combinations (except for acquisitions under common control described in note 1), regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a business comprises:

  •
  the fair values of the assets transferred;

  •
  the liabilities incurred to the former owners of the acquired business;

  •
  the equity interests issued by the group;

  •
  the fair value of any asset or liability resulting from a contingent consideration arrangement; and

  •
  the fair value of any pre-existing equity interest in the subsidiary.

        Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

        Acquisition-related costs are expensed as incurred.

        The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

        Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the obligor's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

        Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

2.4.4.  Common control acquisitions

        In these consolidated combined financial statements, the Group has applied the predecessor accounting approach in accordance with the rules on accounting for business combinations under common control in combined financial statements. This means that the assets and liabilities of the recently acquired and to be acquired businesses included in these consolidated combined financial statements correspond to the historical amounts in the individual financial statements of the combined entities (predecessor values). Businesses in accordance with IFRS 3 that were acquired or will be acquired or contributed to Molino Cañuelas are included in the consolidated combined financial statements for all periods presented adjusted so as to achieve uniformity of accounting policies. Accordingly, any consideration given or received in relation to those common control transactions is recognized directly in equity as withdrawals or contributions at the time of the transfer. Balances from intercompany transactions were eliminated.

2.5.  Property, plant and equipment

        Property, plant and equipment is recorded initially at cost. Historical cost comprises the purchase price and any costs directly attributable to the acquisition or construction.

        Subsequent to initial recognition the following accounting models are followed:

  •
  Revaluation model for land, buildings and installations and machinery, except for constructions on third party property. These assets are carried at a revalued amount, being its fair value at the date of revaluation less subsequent depreciation and impairment losses, if any.

  •
  Cost model for all other classes. The assets are carried at cost less accumulated depreciation and impairment.

        Revaluations are prepared regularly by Management, taking into account independent valuations, based on the depreciated replacement cost approach, so that the carrying amount of an asset does not differ materially from its fair value at the balance sheet date. Increases in value are credited to Other Comprehensive Income and accumulated in equity under the heading "Revaluation surplus". Revaluations were recorded at the end of each of the years reported.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

        Borrowing costs directly attributable to the construction or production of assets that require a substantial time to be ready for use or sale are added to the cost of those assets until such time as they are substantially ready to be used. Any investment income earned on temporary investment of such funds is deducted from the borrowing costs incurred. The Group has capitalized interest on the construction of plants and equipment.

        The depreciation of these assets is calculated using the straight-line method, using annual rates sufficient to extinguish their values at the end of their estimated useful life. Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

        These costs may include the cost of replacing parts that are eligible for capitalization when the costs of replacing the parts are incurred. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statements of comprehensive income during the period in which they are incurred.

        Useful lives for each of the property, plant and equipment classes are:

Land	Not depreciated
Buildings and facilities	50 years
Machinery	20 years
Furniture and IT equipment	10 years
Vehicles	5 years

        The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each statement of financial position date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

        Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the corresponding asset and are recognized within "Other operating income, net" in the statements of comprehensive income.

2.6.  Investment property

        Investment property are comprised of land and buildings held to earn rentals or for capital appreciation and not used in the production of goods or services or for administrative purposes. Investment property is measured at acquisition or construction cost, less accumulated depreciation and impairment losses, if any. Land is not depreciated. Depreciation on buildings is calculated using the straight-line method over their estimated useful lives of 50 years.

        The investment property's residual values, useful lives and depreciation methods are reviewed, and adjusted, if appropriate, at each statement of financial position date. An asset's carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

        Gains and losses on disposals of investment property are determined by comparing the proceeds with the carrying amount of the corresponding asset and are recognized within "Other operating

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

income, net" in the combined statements of comprehensive income. Repairs and maintenance expenses are recorded within "Other operating income, net" in the period in which they are incurred.

2.7.  Intangible assets

        Intangible assets are those non-monetary assets, without physical substance, and identifiable for being either separable or arising from contractual or other legal rights. They are recorded when they can be measured reliably and are likely to generate benefits to the Group.

2.7.1.  Goodwill

        Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition of a business. Goodwill is computed as the excess of the consideration paid over the fair value of the net assets of the acquired business at the acquisition date and is allocated to those cash generating units (CGU) or group of cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

        Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. The impairment review requires management to make certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired. Any impairment is recognized immediately as an expense and is not reversed later on.

2.7.2.  Software

        Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when the following criteria are met:

  •
  it is technically feasible to complete the software so that it will be available for use;

  •
  management intends to complete the software and use it;

  •
  there is an ability to use or sell the software;

  •
  it can be demonstrated how the software will generate probable future economic benefits;

  •
  adequate technical, financial and other resources to complete the development and to use or sell the software are available; and

  •
  the expenditure attributable to the software during its development can be reliably measured.

        These assets are amortized using the straight line method over a period of 3 to 5 years.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

2.7.3.  Other intangible assets

        Trademarks, registrations and patents, and customer related intangibles acquired individually are initially valued at cost. Product development costs are recognized as an asset only to the extent that specific recognition criteria, as set out in IAS38 'Intangible assets', relevant to the proposed application are met and the amount recognized is recoverable through future economic benefits. All research costs are recognized in the consolidated income statement as incurred.

        At the closing date of the financial statements, intangible assets with finite useful lives are stated at cost, net of accumulated amortization and accumulated impairment losses, if any. These assets are tested for impairment when events or circumstances indicate that their book value may not be recoverable. The customer related intangibles acquired by the Group have been classified as assets with finite useful lives and are amortized using the straight line method over a maximum period of 5 years.

        The trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years they have been in service and their recognition among customers in the industry.

        Intangible assets with indefinite useful life are those arising from contracts or other legal rights that can be renewed without significant cost and for which, based on an analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate positive net cash inflows for the entity. These intangible assets are not amortized but are subject to annual impairment tests, either individually or at the CGU level. The categorization as "indefinite useful life" is also reviewed annually to confirm whether it remains sustainable.

2.8.  Impairment of non-financial assets

        At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment, investment property under and finite-life intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

        Where an impairment loss is subsequently reversed the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in the statements of comprehensive income.

2.9.  Leases

        The Group is the lessee in certain operating and finance lease agreements. Leases are classified at inception as finance or operating leases.

        Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor)

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

are charged to the statements of comprehensive income on a straight-line basis over the period of the lease.

        Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

2.10.  Inventories

        Inventories are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of finished goods and work in process includes raw material costs, direct labor, other direct costs and manufacturing overheads, on the basis of normal operating capacity, and excludes financing costs. The net realizable value is the estimated selling price in the normal course of business, less direct selling expenses.

        Allowances for impairment, inventory obsolescence and slow moving inventory are determined for goods which at period end have a net realizable value below historical cost.

2.11.  Financial assets

        The Group classifies its financial assets in the following categories: those to be measured subsequently at amortized cost and those to be measured at fair value. This classification depends on the business model followed by the Group to manage its financial assets and the characteristics of the contractual cash flows of the financial assets.

2.11.1.  Financial assets at amortized cost

        Financial assets are measured at amortized cost when they meet the following criteria: the objective of the Group's business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding.

2.11.2.  Financial assets at fair value through profit or loss

        Financial assets measured at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it has been acquired mainly for the purpose of being sold in the short-term.

2.11.3.  Recognition and measurement

        Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets at amortized cost are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statements of comprehensive income. Financial assets are derecognized when the rights to receive cash flows from

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

        A gain or loss on a debt instrument that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss and presented in the statements of comprehensive income within "financial results, net" in the period in which they arise.

        A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired and through the amortization process using the effective interest method.

        The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset carried at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

2.12.  Derivative financial instruments and hedging activities

        Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges markets. The fair values of commodity options are calculated using year-end market rates together with common option pricing models.

        Derivatives are only used for economic hedging purposes and not as speculative investments. The Group's policy is to buy or sell commodity future contracts to reduce volatility, but transactions that may be effective hedges in economic terms may not qualify for hedge accounting under IAS 39. Any derivatives that the Group holds to hedge these exposures are classified as "Fair value through profit or loss" and are shown in a separate line on the face of the combined statements of financial position.

2.13.  Trade receivables

        Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables if any. An allowance for trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables, and based on legal counsel reports, post-closing collections, pledges received, and overall financial situation of the debtors.

        The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the combined statements of comprehensive income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statements of comprehensive income.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

2.14.  Cash and cash equivalents

        Cash and cash equivalents includes cash on hand, demand deposits held with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.15.  Share Capital

        Molino Cañuelas ordinary shares are classified in equity and remain registered at their nominal value. Combined entities share capital is classified as retained earnings in the consolidated combined financial statements.

2.16.  Borrowings

        Loans are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statements of comprehensive income during the loan period, using the effective interest method.

2.17.  Trade and other payables

        Trade and other payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, whenever the impact of the discounting is significant.

        Accounts payables related to purchases of grains from producers with prices to be fixed at settlement are measured by valuing each ton of grain owed at current fair value using prices quoted on active grain markets at the end of each year or period, adjusted by the contractual conditions specified by the Group.

2.18.  Provisions

        Provisions are recognized when the Group has a present legal or assumed obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Changes in provisions as a result of the passing of time are recorded in the combined statements of comprehensive income under "Financial costs".

        The Group bases its provisions on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

2.19.  Current and deferred income tax

        The charge for income tax for the year comprises current and deferred tax. Tax is recognized in the combined statements of comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case, it is also recognized in equity.

        The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in each country where the combining subsidiaries currently operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

        Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

        Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

        Deferred taxes assets and liabilities are shown netted when there is a legal right to offset current tax assets with current tax liabilities and when the Group has the intention and ability to settle tax balances on a net basis.

        Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

        The Group is able to control the timing of dividends from its subsidiaries and does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the combined statements of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

2.19.1.  Tax on minimum presumed income

        The Group determines the tax on minimum presumed income by applying the current 1% tax rate to taxable assets as of the end of each period. This tax complements income tax. The Group's tax liability will be the higher of the two taxes. However, if the tax on minimum presumed income in a fiscal year exceeds the income tax, such excess may be computed as prepayment of any income tax arising that may be generated in the following ten years.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

2.20.  Revenue recognition

2.20.1.  Domestic market sales

        The Group's revenue is mainly generated from the sales of goods to consumers and industrial businesses.

        Net sales of products represent the invoiced value of goods, net of trade discounts and allowances, if any. The Group recognizes revenue on sales when the products are delivered and the customers take ownership and assume risk of loss, which is when the products are received by the customer at its or a designated location.

2.20.2.  Export sales

        Delivery terms for export sales are usually FOB (Free on Board) as defined by Incoterms 2010, which are the official rules for the interpretation of trade terms issued by the International Chamber of Commerce. In the event of any discrepancies between trade agreements and Incoterms defined for the operation the terms established in the contracts prevail.

        The Group recognizes revenue on sales when the customers take ownership of the goods and assume risk of loss.

2.20.3.  Revenue from services

        Revenue is recognized at the fair value of the consideration received or receivable in the period when such services have been rendered, and represents the amounts receivable for sales of services, net of discounts. The Group recognizes revenue from services when the amounts can be measured by reliable means and when it is likely that future economic benefits are generated for the entity.

2.20.4.  Commercial agreements with distributors, wholesalers and supermarkets

        The Group holds commercial agreements with its customers, distributors, wholesalers and supermarkets that establish discounts, bonuses, and granting of consideration for advertising and promotion activities.

        Payments for services and grants of consideration are recognized when agreed upon promotional activities have taken place and they are recorded as Promotion, advertising, and research expenses in Selling expenses in the statements of comprehensive income. Concepts that do not involve consideration are recognized as a reduction of the sales price.

2.20.5.  Interest

        Interest income is recognized in proportion to time elapsed, using the effective interest rate method.

2.20.6.  Rental of investment property

        Revenue from rental of investment property is recognized in the statements of comprehensive income based on the straight-line method during the lease term.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

2.21.  Vegetable oil private compensation

        Private compensation grants related to "Argentina vegetable oil domestic market compensation trust" are deducted from Cost of Sales. There are no unfulfilled conditions or other contingencies attaching to these grants.

        "Argentina vegetable oil domestic market compensation trust" is a private agreement between exporters and domestic market providers of sunflower and soybean oil, flour and related by-products, supervised by the Argentinean government, with the objective of dissociating the effects of fluctuations in international prices of exports from domestic market prices.

2.22.  Earnings per share

        Basic earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year. For all periods presented, there were no differences in the weighted-average number of common shares used for basic net earnings per share and there are no financial instruments that could have a dilutive effect. As a result the basic and diluted earnings per share are equal.

2.23.  Dividend distribution

        Cash dividend distribution to the Group's shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved.

2.24.  Offsetting financial instruments

        Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

3. Financial Risk Management

        The Group is exposed to various types of risks including market risk (currency risk, commodity price risk and interest rate risk), liquidity risk and credit risk. The Group's overall risk management program focuses on minimizing potential adverse effects on the Group's results resulting from these financial risks. The Group has established a Risk Oversight Committee reporting to the Board of Directors responsible for monitoring these risks on an ongoing basis. The Group's financial assets include cash and cash equivalents, trade receivables, derivatives and other receivables. Financial liabilities include trade payables, loans with financial institutions, derivatives and other payables.

3.1.  Market risk

        Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risks: foreign currency risk, commodity price risk and interest rate risk.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

3. Financial Risk Management (Continued)

3.1.1.  Foreign currency risk

        Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. The Group's exposure to foreign currency risk is mainly related to its exports and local business impacted by foreign currency because it buys and sells commodities (mainly grains denominated in US dollars). Therefore, the Group's financial assets and liabilities in foreign currency (trade receivables, inventories and debt with financial institutions) mainly relate to those activities. In order to minimize foreign currency risk, the Group seeks to maintain a balanced position between its current assets (including inventories) and current liabilities.

        The following tables show the net monetary position of the non-Argentine pesos balances of the Group. Amounts are presented in Argentine pesos for purpose of these tables.

2016 Net monetary position Asset / (Liability)	US$	EUR$	BR$	Other currencies	Total
Cash and cash equivalents	2,295,635	100	38,492	7,031	2,341,258
Trade and other receivables, net	272,055	—	160,255	50,638	482,948
Trade and other payables	(1,215,316)	(68,249)	(63,143)	(87,885)	(1,434,593)
Borrowings	(10,007,354)	—	—	—	(10,007,354)

Net monetary position	(8,654,980)	(68,149)	135,604	(30,216)	(8,617,741)
Inventories					2,482,355

Total position					(6,135,386)

2015 Net monetary position Asset / (Liability)	US$	EUR$	BR$	Other currencies	Total
Cash and cash equivalents	356,497	—	27,516	5,441	389,454
Trade and other receivables, net	320,298	—	70,327	50,521	441,146
Trade and other payables	(532,902)	(38,684)	(17,522)	(32,823)	(621,931)
Borrowings	(1,495,937)	—	(5,519)	(16,998)	(1,518,454)

Net monetary position	(1,352,044)	(38,684)	74,802	6,141	(1,309,785)
Inventories					1,536,537

Total position					226,752

2014 Net monetary position Asset / (Liability)	US$	EUR$	BR$	Other currencies	Total
Cash and cash equivalents	28,866	—	17,131	1,425	47,422
Trade and other receivables, net	147,932	—	78,257	96,346	322,535
Trade and other payables	(549,239)	(12,708)	(19,925)	(47,003)	(628,875)
Borrowings	(1,475,821)	—	—	(17,069)	(1,492,890)

Net monetary position	(1,848,262)	(12,708)	75,463	33,699	(1,751,808)
Inventories					1,290,999

Total position					(460,809)

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

3. Financial Risk Management (Continued)

2013 Net monetary position Asset / (Liability)	US$	EUR$	BR$	Other currencies	Total
Cash and cash equivalents	105,209	—	50,615	2,644	158,468
Trade and other receivables, net	150,597	—	47,046	44,931	242,574
Trade and other payables	(377,776)	(15,467)	(18,371)	(14,346)	(425,960)
Borrowings	(1,079,107)	—	(12,008)	(2,550)	(1,093,665)

Net monetary position	(1,201,077)	(15,467)	67,282	30,679	(1,118,583)
Inventories					831,737

Total position					(286,846)

        Other currencies include: Bolivianos, Chilean pesos, Chinese yuan, and Uruguay pesos

        At November 30, 2016, 2015, 2014 and 2013 a 1% devaluation (revaluation) effect of the Argentine peso, considering all other variables constant, would result in a loss (profit) of $80,433, $10,397, $15,761 and $10,512, respectively, and a profit (loss) in other comprehensive income of $5,745, $2,701, $1,757 and $674, respectively.

3.1.2.  Commodity Price risk:

        Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. As a result of the Group's activities, its performance is mainly exposed to the volatility of the international prices of soybean, corn, wheat and sunflower. In order to mitigate this risk, the Group i) monitors on a regular basis the commercial position of grains and takes actions to maintain a natural balanced position, and ii) trades (purchase and sale of grains) in forward markets.

        At November 30, 2016, 2015, 2014 and 2013 a 1% increase (decrease) of the international prices related to soybean and sunflower considering all other variables constant would result in an increase (decrease) of the net profit/(loss) and equity of $17,525, $8,872 $6,895 and $1,126, respectively.

3.1.3.  Interest rate risk:

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group manages interest rate risk by i) a balanced mix between fixed and variable loans, ii) balanced mix between foreign and local currency debt and operations with pre-financed exports.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

3. Financial Risk Management (Continued)

        The analysis at year end is as follows:

Fixed rate borrowings:	2016	2015	2014	2013
Argentine peso	223,117	3,119,738	1,540,660	1,321,025
United States dollar	3,942,616	615,343	628,150	702,827
Brazilian reales	—	5,519	—	12,008
Chilean peso	—	16,998	17,069	2,550

	4,165,733	3,757,598	2,185,879	2,038,410

Variable rate borrowings:	2016	2015	2014	2013
Argentine peso	148,578	476,644	318,713	441,825
United States dollar	6,064,738	880,594	847,671	376,280

	6,213,315	1,357,238	1,166,384	818,105

Total borrowings	10,379,048	5,114,836	3,352,263	2,856,515

        During the years ended November 30, 2016, 2015, 2014 and 2013 an increase (decrease) in 100 basis points in the Libor rate related to the portion of financial liabilities with variable interest rate and considering all other variables constant would result in an decrease (increase) of the net profit of $60,647, $8,806, $8,477 and $3,763, respectively.

3.2.  Liquidity Risk

        Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its liabilities. Liquidity risk is monitored periodically by the Risk Oversight Committee by maintaining sufficient cash and credit lines in order to meet the Group's commercial and financial obligations with suppliers and financial institutions. The Group maintains sufficient readily realizable assets to satisfy its current financial liabilities.

        The Group has assessed its liquidity risk as low since the access to funding sources is reasonably assured and its short-term debt could be repaid or refinanced without any major concerns.

        The tables below analyzes the Group's non-derivative and derivative financial liabilities as of November 30, 2016, 2015, 2014 and 2013 into relevant maturity groupings based on the remaining period to the contractual maturity date, at the date of the statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

2016	1 year	1 - 2 years	2 - 5 years	>5 years
Trade and other payables	6,162,841	189,041	—	—
Derivatives	1,154	—	—	—
Borrowings	4,801,518	1,411,439	4,480,661	1,299,627

	10,965,513	1,600,480	4,480,661	1,299,627

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

3. Financial Risk Management (Continued)

2015	1 year	1 - 2 years	2 - 5 years	>5 years
Trade and other payables	3,964,554	13,850	—	—
Derivatives	1,365	—	—	—
Borrowings	4,162,042	791,168	682,717	55,517

	8,127,961	805,018	682,717	55,517

2014	1 year	1 - 2 years	2 - 5 years	>5 years
Trade and other payables	3,285,529	72,760	—	—
Derivatives	27,479	—	—	—
Borrowings	2,264,895	880,393	423,140	116,634

	5,577,903	953,153	423,140	116,634

2013	1 year	1 - 2 years	2 - 5 years	>5 years
Trade and other payables	1,887,736	13,498	—	—
Derivatives	1,310	—	—	—
Borrowings	2,423,854	443,800	174,685	61,743

	4,312,900	457,298	174,685	61,743

3.3.  Credit risk

        Credit and counterparty risk is the risk of incurring losses as a result of a third party's failure to comply with its obligations. Financial instruments which potentially expose the Group to credit and counterparty risk consist principally of cash and cash equivalents, accounts receivable, advanced payments made to suppliers, derivatives and other receivables. The Group seeks to mitigate its exposure to credit risk by i) placing its cash and cash equivalents with reputable international financial institutions, and monitoring the credit rating scores of such institutions, ii) client diversification and iii) robust credit limit policy and iv) Group's insurance policy with an international credit insurance institution (Compagnie Française d'Assurance pour le Commerce Exterieur—COFACE) for defaulted clients covering 90% of clients' amounts owed to the Group.

        The allowance for doubtful accounts is determined by the analysis of the client's capacity to repay the amounts owed to the Group. As of November 30, 2016, 2015, 2014 and 2013, the allowance for doubtful accounts represents approximately 1%, 1%, 2% and 1% of total trade receivable (Note 12), respectively.

        Refer to note 12 for trade receivables aging analysis. Management does not anticipate any material losses as a result of credit risk.

3.4.  Capital Management

        As a fundamental pillar of its strategy, the Group has established a commitment to maintain a conservative financial policy, seeking to maximize the returns to its shareholders and maintaining a solid credit rating and healthy capital ratios to sustain its business.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

3. Financial Risk Management (Continued)

        Such policy includes amongst others: i) monitoring of changes in macroeconomic variables, ii) funding strategy, iii) funding costs, and iv) potential impact of changes in the funding and liquidity of commercial and operating activities. The Group seeks to maintain a healthy mix of debt and equity that satisfies acceptable level ratios and receiving good credit ratings from international agencies.

        The Group measures the net debt to Total Adjusted Segment EBITDA as one of the main capital management drivers. This ratio allows measuring the financial health of the Group:

Borrowings—Cash and cash equivalents
Total Adjusted Segment EBITDA

        This ratio considers the borrowings net of cash and cash equivalents over Total Adjusted Segment EBITDA. As of November 30, 2016, 2015, and 2014 the ratios were as follows:

	As of and for the Six-Month Period Ended May 31,	As of and for the Year Ended November 30,
	2017	2016	2015	2014
	(in thousands of Pesos)
Borrowings	15,829,379	10,379,048	5,114,836	3,352,263
Cash and cash equivalents	3,357,827	3,794,667	943,731	1,121,351

Net debt	12,471,552	6,584,381	4,171,105	2,230,912

Total Adjusted Segment EBITDA (Note 5)	841,951	2,276,759	1,092,616	888,895

        Management rigorously monitors this ratio on a continuous basis. Future estimates of such ratio are made by the Group as a key factor in its capital allocation strategy.

4. Critical accounting policies, estimates and judgments

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

        The Group has identified the following areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated combined financial statements.

(a)
Critical judgments and estimates involved in the preparation of combined financial statements

        The Group has acquired businesses which were part of larger entities. As such, in preparation of its audited consolidated combined financial statements, the Group performed certain carve-out adjustments to reflect the historical financial performance of such acquired businesses in its consolidated combined financial statements. The carve-out adjustments required it to perform certain allocations and estimates which were based on the judgments and assumptions of its management.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

These carve-out adjustments involved subjective judgments as to the determination of reasonable methods of allocation.

        Should any of its estimates and assumptions change or prove to have been incorrect, it could have a material impact on its business, consolidated combined financial position, results of operations, or cash flows.

        In particular, the Group estimated and assumed the attribution of assets and liabilities, revenues and costs, financial liabilities and related interest costs, and taxes.

  (a)
  The Group identified those assets and liabilities which were relevant to reflect the historical performance of the acquired business in its consolidated combined financial statements. The Group then recognized the identified assets and liabilities in its consolidated combined financial statements even though certain of these identified assets and liabilities were not acquired and/or assumed in the acquisitions. The recognition of assets and liabilities not acquired or assumed in the acquisition is relevant and necessary to reflect the historical financial performance of the acquired business;

  (b)
  The Group identified the services that benefitted all businesses included in a legal entity, regardless of which were acquired or not. These services included but were not limited to certain information technology, tax, accounting, legal and certain other services of an administrative, selling and general nature. The Group allocated these costs on specific identification basis;

  (c)
  The Group allocated a portion of the interest cost incurred by the separate legal entities based on a specific identification basis based on the financing needed to run the acquired portions of the businesses. The Group also reflects all of the third party debt and related incurred interest cost the Group assumed in the acquisitions; and

  (d)
  The Group allocated taxes on a separate return basis.

The Group applied these methods, assumptions, judgments and estimates on a consistent basis for all of the periods presented in the consolidated combined financial statements. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

(b)
Carrying value of property, plant and equipment

        The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires us that the Group carries property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires us to carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment does not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of its judgments, estimates, assumptions or market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

        The Group prepares the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings, warehouses, mills and facilities and grain storage facilities based on a depreciated replacement cost approach and discounted cash flow projections. The Group determines the fair value of its land based on current market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices on less current markets or discounted cash flow projections.

        Property valuations is a significant area of estimation uncertainty. Valuation of property, plant and equipment is a central component of the business. Fair values are prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of different significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

        The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

  •
  Land:  the Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable sales of land in the same location to assess appropriateness of the value of its land. Depending on location, prices may range between US$50 and US$200 per square meter. As of November 30, 2016, the value of its land is AR$1,956 million. A 10% increase or decrease in the market price of land could have a significant impact in the revalued amount of its land.

  •
  Industrial buildings, warehouses, mills and facilities, grain storage facilities and machinery:  the Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include but are not limited to construction materials, labor cost, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the countries where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a U.S. dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored. The construction costs of its industrial buildings and warehouses range between US$800 and US$900 per square meter and US$500 and US$700 per square meter, respectively, while the construction costs of its mills and grain storage facilities range between US$45,000 and US$60,000 per ton milled or stored. The Group estimates the normal wear and tear for its industrial buildings, warehouses, mills and facilities to be in a range between 30% and 40% of the construction cost of a new asset, on an specific asset identification basis considering its current age and use. As of November 30, 2016, the aggregated value of its buildings, warehouses, mills, facilities and machinery is AR$8,731 million. A 5%

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

    increase or decrease in the construction cost of such assets could have a significant impact in their revalued amounts. A 5% variation in the estimate of normal wear and tear could also have a significant impact in their revalued amounts of AR$(293) million.

        The Group has not made any material changes to its valuation methodology, assumptions and estimates during the past three years.

(c)
Impairment testing

        Intangible assets with finite lives and property, plant and equipment are amortized or depreciated over their estimated useful life on a straight line basis. The Group monitors conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization or depreciation period. The Group tests these assets for potential impairment whenever its management concludes events or changes in circumstances indicate that the carrying amount may not be recoverable. The Group has applied judgment in the identification of the indicators of impairment for property and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its consolidated combined financial statements. Accordingly, the Group has not estimated any recoverable values for its property, plant and equipment and finite life intangible assets.

        As part of the Cargill acquisition, the Group acquired a brand which the Group determined to have an indefinite useful life. The balance of this brand, which amounted to AR$ 65 million as of November 30, 2016, is not amortized to expense, instead it is tested for impairment at least annually. The Group perform its annual impairment analysis at the end of the fourth quarter. If events or indicators of impairment occur between annual impairment analyses, the Group perform an impairment analysis of the brand at that date. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant asset. In testing for a potential impairment of this brand, the Group (1) allocated the brand to its "Branded industrial products" cash generating unit to which the acquired brand relates; (2) estimate the recoverable value of this cash generating unit using a discounted cash flow model; (3) compare the recoverable value of the cash generating unit to its carrying value; and (4) if the estimated recoverable value of the cash generating unit is less than the carrying value, the Group must reduce the carrying amount of its cash generating unit to its estimated recoverable amount, and (5) allocate the reduction or impairment loss to the assets in the cash generating unit.

        The process of evaluating the potential impairment of its brand is subjective and requires significant judgment at many points during the analysis, including the identification of its cash generating unit, identification and allocation of the assets and liabilities to the cash generating unit and determination of its recoverable value. In estimating the recoverable value of the cash generating unit for the purposes of its annual or periodic impairment analyses, the Group makes estimates and significant judgments about the future cash flows of that cash generating unit. Its cash flow forecasts is based on assumptions that represent the highest and best use for its cash generating unit.

        The Group employs a discounted cash flow model to estimate the value in use of the cash generating unit. This model requires the use of significant estimates and assumptions regarding future revenues, costs, margins, terminal year growth rate and cost of capital. Its cash flow models are based

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

on its forecasted results for a period of 5 years. Actual results could differ from its projections. Some assumptions, such as future revenues and costs are company driven and could be affected by a loss of one or more significant contracts or customers; failure to control costs on certain contracts or a decline in demand based on changing economic or regulatory conditions. Changes in external market conditions may affect certain other assumptions, such as the cost of its capital. Market conditions can be volatile and are outside of its control.

        The net cash inflows are discounted at a rate equivalent to the weighted average cost of capital adjusted by an appropriate risk factor. The terminal year growth rate applied for impairment testing in 2016 and the capital cost factors used to discount the expected cash flows are shown in the following table:

Variable	%
Terminal year growth rate	2
Weighted average cost of capital	10.5

        The Group completed its annual review of indefinite life intangible assets for the year ended November 30, 2016, which indicated that the Group had no impairment of the brand.

        Although the Group believes that the assumptions and estimates utilized are appropriate based on information available to management, changes in assumptions or circumstances could require changes in the analysis. Adverse changes in the assumptions utilized within its indefinite lived intangible asset impairment test could cause a reduction or elimination of excess fair value over carrying value, resulting in potential recognition of impairment.

        The sensitivity analysis for the cash-generating unit to which the brand was allocated was based on a 5% increase in the weighted average cost of capital or a 10% reduction in the long-term growth rate. The Group concluded that no impairment loss would need to be recognized on the brand in the cash-generating unit under these conditions.

(d)
Income taxes

        Significant estimates are made to determine both current and deferred tax liabilities/assets, not least the value of deferred tax assets. Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized, based on management's assumptions relating to the amounts and timing of future taxable profits. The Group must then determine the possibility that deferred tax assets will be utilized and offset against future taxable profits. The actual results may differ from these estimates, for instance due to changes in the business climate, changed tax legislation, or the outcome of the final review by tax authorities and tax courts of tax returns.

        As of the end of November 30, 2016, the Group recognized deferred tax assets of 359 million. A change in the estimate of the possibility for utilization thus can affect results both positively and negatively.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

        The amount of income tax the Group pays is subject to evaluation of assessment proceedings by income tax authorities, which may result in adjustments to its carried forward tax losses. Its estimate of the potential outcome for any uncertain tax issue is highly judgmental. The Group believes it has adequately provided for any reasonably foreseeable outcome related to these matters. However, its future results may include favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, tax examinations are closed or when statutes of limitation on potential assessments expire. As a result, its effective tax rate may fluctuate significantly.

        For the fiscal year ended November 30, 2016 its effective tax rate was 3% attributable primarily due to the fact that the 1,380% increase in profit before income tax for the fiscal year ended November 30, 2016 was primarily attributable to one-time non-taxable income resulting from profit from a business combination and a deduction of the exchange rate difference generated from non-current borrowing.

        Factors affecting the tax charge in future years are principally a devaluation in subsidiaries with dollar as a functional currency, an increase in non-taxable income and related expenses or any gain on acquisition of businesses.

(e)
Business combinations—purchase price allocation

        The Group accounts for business combinations under the provisions of International Financial Reporting Standard 3 ("IFRS 3"), Business Combinations, which requires that the purchase method of accounting be used for all business combinations. Assets acquired and liabilities assumed are recorded at the date of acquisition at their respective fair values, with some exceptions. Non-controlling interests can be measured at either fair value or the present ownership interests' proportionate share of the acquiree's net identifiable assets. IFRS 3 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Otherwise, a gain on bargain purchase occurs where the consideration, the non-controlling interest and the previously held interest are less than the fair value of the net identifiable assets. A bargain purchase represents an economic gain, which should be immediately recognized in profit or loss. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred.

        In August 31, 2016, the Group completed the acquisition of the Cargill's mill operations. The estimated fair value of net assets acquired, including the allocation of the fair value to identifiable assets and liabilities, was determined using all available information to make these fair value determinations, including independent appraisals. The estimated fair value of the net assets acquired was determined using the income approach to valuation based on the discounted cash flow method. Under this method, expected future cash flows of the business on a stand-alone basis are discounted back to a present value. The discounted cash flow valuation method requires the use of assumptions, the most significant of which include: future revenue growth, future earnings before interest, depreciation and amortization, terminal value growth rate, weighted average cost of capital and discount rate.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

        The estimated fair value of identifiable intangible assets, consisting of customer relationships and brands acquired were determined using the income approach method and relief of royalty method, respectively. The acquisition resulted in the recognition of a bargain purchase gain of AR$ 1,084 million.

        The income approach method used to value customer relationships requires the use of assumptions, the most significant of which include: the remaining useful life, expected revenue, survivor curve, earnings before interest and tax margins, marginal tax rate, contributory asset charges, weighted average cost of capital and discount rate.

        The most significant assumptions under the relief of royalty method used to value brands include: estimated remaining useful life, expected revenue, royalty rate, tax rate, weighted average cost of capital and discount rate.

        Management has developed these assumptions on the basis of historical knowledge of the business and projected financial information of the Company. These assumptions may vary based on future events, perceptions of different market participants and other factors outside the control of management, and such variations may be significant to estimated values.

        The sensitivity analysis for the discounted cash flows was based on a 10% reduction in future cash flows, a 5% increase in the discount rate or a 10% reduction in the long-term growth rate. Those increases/decreases in isolation would have decreased the amount of the bargain purchase gain in AR$ (80) million, AR$ (140) million and AR$ (40) million, respectively.

5. Segment information

        IFRS 8 "Operating Segments" requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and for assessment of performance. The amount reported for each segment item is the measure reported to the chief operating decision maker for these purposes. The Group's Executive Committee is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.

        The Group has three reportable operating segments, which are organized based upon similar economic characteristics and are similar in nature of products offered and production processes, the type and class of customer and distribution methods, as follows:

  •
  Retail Products segment: includes the production and sale of value-added grain and flour-based products to consumers through distribution networks involving both large supermarkets, wholesalers and other third-party distributors and smaller points of sale such as gas stations, convenience stores and fast food restaurants. The products include vegetable oil, flour, biscuits, cookies and crackers, pasta, ready mixed flour, bread crumbs and frozen foods.

  •
  Branded Industrial Products segment: consists of the production and sale of primary food products for industrial use. Products include wheat flour, soybean flour and other milled grains as well as animal feed sub-products. It also includes the Groups' packaging production

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

    operations which fulfill all of the packaging needs of the Retail Products segment as well as certain packaging production needs of other companies.

  •
  Agro-Services and Sustainable Sourcing segment: includes the purchase or acquisition of grains for cash or received in payment for goods and services, and the sorting, storage, drying and conditioning, transport and sale of agricultural commodities and commodity products. This segment sources primary agricultural food products to the Branded Industrial Products segment, and also provides farmers with a variety of products and services in exchange for primary food products. It also includes port operations at Las Palmas port and other logistics activities.

  Definition of Adjusted Segment EBITDA

        Adjusted Segment EBITDA refers to a segment's share of "Results from Operations before Financing and Taxation" and before depreciation and amortization. Adjusted Segment EBITDA excludes certain items that are not considered part of the Group's core operating results. Finance income, finance cost and Exchange differences are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of the group.

        The Group believes its presentation of Adjusted Segment EBITDA is useful to management in understanding its segments' operating and financial performance, to identify trends affecting the business, and in making strategic business decisions.

        Total Adjusted Segment EBITDA refers to the sum of Adjusted Segment EBITDA for all segments.

        A reconciliation is provided of Total Adjusted Segment EBITDA to Profit for the Year, the most directly comparable financial performance calculated and presented as required by IFRS.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

        The following tables present information with respect to the Group's reportable segments for the years ended November 30, 2016, 2015 and 2014:

November 30, 2016	Agro- services and sustainable sourcing	Branded industrial products	Retail products	Elimination of Intersegment sales	Total
Net Sales to third parties	17,318,513	11,281,549	3,717,638	—	32,317,700
Intersegment sales	5,965,898	1,456,850	—	(7,422,748)	—

Net Sales	23,284,411	12,738,399	3,717,638	(7,422,748)	32,317,700
Cost of sales	(21,457,948)	(8,728,087)	(2,318,800)	7,422,748	(25,082,087)

Margin Before Operating Expenses	1,826,463	4,010,312	1,398,838	—	7,235,613
Selling expenses	(1,117,284)	(2,763,449)	(537,739)		(4,418,472)
Administrative expenses	(179,328)	(305,340)	(342,619)		(827,287)
Other operating income, net	282	10,600	—		10,882

Results from Operations Before Financing and Taxation	530,133	952,123	518,480	—	2,000,736
Depreciation & Amortization	40,417	185,293	50,313		276,023

Adjusted Segment EBITDA	570,550	1,137,416	568,793

Total Adjusted Segment EBITDA					2,276,759

Assets assigned to the segments
Inventories	1,079,546	967,602	443,537		2,490,685
Property, plant and equipment	1,651,868	5,652,299	4,410,454		11,714,621
Intangible assets	4,882	109,589	—		114,471

Total	2,736,296	6,729,490	4,853,991		14,319,777

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

November 30, 2015	Agro- services and sustainable sourcing	Branded industrial products	Retail products	Elimination of Intersegment sales	Total
Net Sales to third parties	9,639,881	10,033,966	2,460,545	—	22,134,392
Intersegment sales	4,750,189	816,265	—	(5,566,454)	—

Net Sales	14,390,070	10,850,231	2,460,545	(5,566,454)	22,134,392
Cost of sales	(12,984,014)	(8,003,631)	(1,767,771)	5,566,454	(17,188,962)

Margin Before Operating Expenses	1,406,056	2,846,600	692,774		4,945,430
Selling expenses	(812,502)	(2,327,954)	(406,531)		(3,546,987)
Administrative expenses	(89,912)	(272,404)	(148,289)		(510,605)
Other operating income, net	4,254	20,861	2,522		27,637

Results from Operations Before Financing and Taxation	507,896	267,103	140,476		915,475
Depreciation & Amortization	26,747	70,620	79,774		177,141

Adjusted Segment EBITDA	534,643	337,723	220,250

Total Adjusted Segment EBITDA					1,092,616

Assets assigned to the segments
Inventories	579,725	565,851	393,209		1,538,785
Property, plant and equipment	924,709	2,116,647	2,307,319		5,348,675
Intangible assets	5,473	3,764	5,122		14,359

Total	1,509,907	2,686,262	2,705,650		6,901,819

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

November 30, 2014	Agro- services and sustainable sourcing	Branded industrial products	Retail products	Elimination of Intersegment sales	Total
Net Sales to third parties	10,699,570	6,729,027	2,392,602	—	19,821,199
Intersegment sales	4,291,820	923,128	—	(5,214,948)	—

Net Sales	14,991,390	7,652,155	2,392,602	(5,214,948)	19,821,199
Cost of sales	(13,556,686)	(5,666,905)	(1,659,209)	5,214,948	(15,667,852)

Margin Before Operating Expenses	1,434,704	1,985,250	733,393	—	4,153,347
Selling expenses	(1,170,560)	(1,464,123)	(332,739)		(2,967,422)
Administrative expenses	(69,412)	(240,839)	(133,481)		(443,732)
Other operating income, net	(788)	24,886	(10)		24,088

Results from Operations Before Financing and Taxation	193,944	305,174	267,163	—	766,281
Depreciation & Amortization	28,283	48,990	45,341		122,614

Adjusted Segment EBITDA	222,227	354,164	312,504

Total Adjusted Segment EBITDA					888,895

Assets assigned to the segments
Inventories	460,452	575,128	256,442		1,292,022
Property, plant and equipment	854,307	1,672,166	1,633,881		4,160,354
Intangible assets	4,448	4,910	6,462		15,820

Total	1,319,207	2,252,204	1,896,785		5,468,196

        Total Adjusted Segment EBITDA reconciles to Profit for the Year, for the years ended November 30, 2016, 2015 and 2014 as follows:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Profit for the Year	864,382	11,931	147,809
Income tax expense	25,263	48,173	68,396
Profit Before Income Tax	889,645	60,104	216,205
Gain on acquisition of businesses	(1,084,327)	—	—
Depreciation & Amortization	276,023	177,141	122,614
Financial income	(323,429)	(230,221)	(267,655)

Financial costs	1,070,446	687,128	506,041
Exchange differences, net	1,448,401	398,464	311,690

Total Adjusted Segment EBITDA (unaudited)	2,276,759	1,092,616	888,895

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

        Revenue by destination country for the years ended November 30, 2016, 2015 and 2014 is the following:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Argentina	20,342,731	13,040,742	11,797,195
Bolivia	380,539	188,104	273,352
Brazil	1,055,966	809,093	713,433
Chile	155,402	422,897	208,130
Uruguay	506,283	446,201	563,586
Rest of America	320,679	210,305	545,030
Australia	20,227	24	14
Africa	2,092,890	1,386,042	888,030
China	1,681,601	714,168	1,062,648
Rest of Asia	4,035,811	3,585,546	1,755,937
Middle East	414,302	523,974	1,005,308
Europe	1,311,269	807,296	1,008,536

Total	32,317,700	22,134,392	19,821,199

        Total Property, plant and equipment, Investment property, and Intangible assets, included in non-current Assets, located in Argentina, the Group's country of domicile, and in all foreign countries in which the entity holds assets for the years ended November 30, 2016, 2015 and 2014 is the following:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Argentina	11,030,254	4,996,443	3,933,556
Bolivia	381	261	281
Brazil	18,889	9,592	12,486
Chile	270	316	467
Uruguay	833,792	429,048	299,721

Total	11,883,586	5,435,660	4,246,511

        Reconciliation of the above non-current assets by geography to Total Non-current Assets for the years ended November 30, 2016, 2015 and 2014 is the following:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Non-current assets by geography	11,883,586	5,435,660	4,246,511
Investments in associates	—	—	653
Deferred income tax assets	34,350	18,478	21,232
Other investments	15	133	235
Other receivables, net	359,790	78,569	61,313
Trade receivables, net	—	4,439	—

Total Non-current Assets	12,277,741	5,537,279	4,329,944

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

6. Property, plant and equipment, net

        Changes in property, plant and equipment for the years ended November 30, 2016, 2015 and 2014 were as follows:

	Furniture and Equipment	Machinery	Vehicles	Land, Buildings and Facilities	Spare parts	Construction in Progress	Total
At November 30, 2016
Cost	99,386	3,947,053	85,070	6,543,126	1,154	1,139,869	11,815,658
Accumulated depreciation	(63,665)	—	(37,372)	—	—	—	(101,037)

Net book amount	35,721	3,947,053	47,698	6,543,126	1,154	1,139,869	11,714,621
Year ended November 30, 2016
Opening net book amount	26,113	1,823,303	23,113	3,238,359	1,154	236,633	5,348,675
Additions	9,232	78,002	28,165	112,984	—	1,056,459	1,284,842
Acquisition of businesses (Note 30)	—	916,632	4,532	1,214,849	—	—	2,136,013
Reclassifications, net	11,840	83,612	—	68,630	—	(164,082)	—
Reclassifications from Investment Property	—	—	—	24,698	—	—	24,698
Disposals, net	(46)	(15,924)	(1,724)	(5,189)	—	—	(22,883)
Revaluation—book value	—	930,269	—	1,758,031	—	—	2,688,300
Revaluation—accumulated depreciation	—	120,741	—	120,942	—	—	241,683
Currency conversion	3,009	131,159	2,998	130,764	—	10,859	278,789
Depreciation charge	(14,427)	(120,741)	(9,386)	(120,942)	—	—	(265,496)

Closing net book amount	35,721	3,947,053	47,698	6,543,126	1,154	1,139,869	11,714,621
At November 30, 2015
Cost	70,100	1,823,303	50,957	3,238,359	1,154	236,633	5,420,506
Accumulated depreciation	(43,987)	—	(27,844)	—	—	—	(71,831)

Net book amount	26,113	1,823,303	23,113	3,238,359	1,154	236,633	5,348,675
Year ended November 30, 2015
Opening net book amount	22,737	1,085,406	20,693	2,525,175	1,029	505,314	4,160,354
Additions	8,423	31,066	7,895	11,574	125	363,281	422,364
Reclassifications, net	5,595	449,252	655	184,281	—	(639,783)	—
Disposals, net	(1,223)	(18,054)	(795)	(5)	—	—	(20,077)
Revaluation—book value	—	260,713	—	497,124	—	—	757,837
Revaluation—accumulated depreciation	—	80,904	—	76,353	—	—	157,257
Currency conversion	38	14,920	525	20,210	—	7,821	43,514
Depreciation charge	(9,457)	(80,904)	(5,860)	(76,353)	—	—	(172,574)

Closing net book amount	26,113	1,823,303	23,113	3,238,359	1,154	236,633	5,348,675
At November 30, 2014
Cost	57,251	1,085,406	44,101	2,525,175	1,029	505,314	4,218,276
Accumulated depreciation	(34,514)	—	(23,408)	—	—	—	(57,922)

Net book amount	22,737	1,085,406	20,693	2,525,175	1,029	505,314	4,160,354
Year ended November 30, 2014
Opening net book amount	26,639	760,156	15,764	1,692,170	547	143,938	2,639,214
Additions	4,898	44,696	8,018	144,184	482	363,647	565,925
Reclassifications, net	—	—	—	18,992	—	(18,992)	—
Disposals, net	(982)	(84)	303	(26,980)	—	(4,882)	(32,625)
Revaluation—book value	—	267,848	—	655,031	—	—	922,879
Revaluation—accumulated depreciation	—	47,843	—	58,646	—	—	106,489
Currency conversion	765	12,791	1,726	41,777	—	21,603	78,662
Depreciation charge	(8,583)	(47,844)	(5,118)	(58,645)	—	—	(120,190)

Closing net book amount	22,737	1,085,406	20,693	2,525,175	1,029	505,314	4,160,354
At December 1, 2013
Cost	50,664	760,156	35,826	1,692,170	547	143,938	2,683,301
Accumulated depreciation	(24,025)	—	(20,062)	—	—	—	(44,087)

Net book amount	26,639	760,156	15,764	1,692,170	547	143,938	2,639,214

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

6. Property, plant and equipment, net (Continued)

  Revaluation of Property, plant and equipment

        At the end of each reporting period, Management prepared updated assessments of the fair value of land, buildings, installations and machinery (classified as property, plant and equipment), taking into account independent valuations. The Directors determine these items of property, plant and equipment's value within a range of reasonable fair value estimates.

        All resulting fair value estimates for properties are included in level 3. An explanation of each level is provided in Note 10.

        Land, buildings and installations, and machinery, except for assets on third party property are carried at revalued amounts. The valuation procedure is in line with valuation hierarchy Level 3 of IFRS 13. The fair value of an asset is determined through market-based evidence, such as the replacement value considering state of preservation, degree of wear and tear and maintenance levels of those assets. Also, technological changes and improvements made to the original assets that allow them to maintain or improve the productivity of the group of assets are considered. Any accumulated depreciation balances prior to revaluations are eliminated. Changes in accumulated depreciation represent depreciation expense since revaluation.

        The main level 3 inputs used by the group are derived and evaluated using the following asset revaluation techniques and assumptions described in Note 4(b).

        There have been mills built in recent years by the Group and other players in the market and values have been within the assumed ranges.

        The above mentioned assumptions are valid for the years 2016, 2015, 2014 and 2013 and were applied consistently. The main cause of the revaluation during this period is the devaluation of the peso against the US dollar, as the range of dollar values remained constant.

        An increase of the rate per square meter, in the rate per milled ton or in the rate per stored capacity unobservable inputs results in an increase in fair value measurement. On the other hand, an increase in the level of wear and tear assumed results in a decrease in the fair value figures.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

6. Property, plant and equipment, net (Continued)

        Following are the carrying amounts that would have been recognized had the assets been carried under the cost model.

Class of property	Revalued amount	Value at cost
At November 30, 2016
Land, Buildings and Facilities	6,543,126	1,432,702
Machinery	3,947,053	1,722,121
At November 30, 2015
Land, Buildings and Facilities	3,238,359	641,439
Machinery	1,823,303	676,476
At November 30, 2014
Land, Buildings and Facilities	2,525,175	462,747
Machinery	1,085,406	213,837
At November 30, 2013
Land, Buildings and Facilities	1,692,170	300,061
Machinery	760,156	177,952

7. Investment property

        Investment property consists primarily of land owned for appreciation. Changes in the Group's investment property for the years ended November 30, 2016, 2015 and 2014 were as follows:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Non Current
At beginning of year	72,626	70,337	577
Additions	6,100	2,468	69,609
Reclassification to Property, plant and equipment	(24,698)	—	—
Depreciation charge	—	—	—
Currency conversion	466	(179)	151

At end of year	54,494	72,626	70,337

        As of November 30, 2016 the fair value of investment properties amounts to $62 million. Management prepared the fair value considering comparable values of certain qualified external appraisers (Level 2 of fair value hierarchy). Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premises being the m2 (square meters) and location.

        Reclassification to Property, plant and equipment corresponds to certain properties previously classified in this category that the Group has decided to use.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

8. Intangible assets, net

        Changes in intangible assets for the years ended November 30, 2016, 2015, and 2014 were as follows:

	Brands and Patents	Software	Customer contracts	Product Development	Total
At November 30, 2016
Cost	92,738	17,219	41,176	5,326	156,459
Accumulated depreciation	(23,430)	(10,712)	(3,704)	(4,142)	(41,988)

Net book amount	69,308	6,507	37,472	1,184	114,471
Year ended November 30, 2016
Opening net book amount	6,653	6,966	—	740	14,359
Additions	12	1,623	—	844	2,479
Acquisition of businesses	65,418	—	41,176	—	106,594
Disposals	(198)	—	—	—	(198)
Currency conversion	669	1,094	—	—	1,764
Depreciation charge	(3,246)	(3,176)	(3,704)	(400)	(10,527)

Closing net book amount	69,308	6,507	37,472	1,184	114,471
At November 30, 2015
Cost	19,468	14,788	—	4,482	38,738
Accumulated depreciation	(12,815)	(7,822)	—	(3,742)	(24,379)

Net book amount	6,653	6,966	—	740	14,359
Year ended November 30, 2015
Opening net book amount	8,997	6,371	—	452	15,820
Additions	40	2,467	—	622	3,129
Disposals	(30)	—	—	—	(30)
Currency conversion	225	(218)	—	—	7
Depreciation charge	(2,579)	(1,654)	—	(334)	(4,567)

Closing net book amount	6,653	6,966	—	740	14,359
At November 30, 2014
Cost	17,947	12,988	—	3,860	34,795
Accumulated depreciation	(8,950)	(6,617)	—	(3,408)	(18,975)

Net book amount	8,997	6,371	—	452	15,820
Year ended November 30, 2014
Opening net book amount	5,271	4,232	—	454	9,957
Additions	3,973	2,490	—	338	6,801
Currency conversion	791	695	—	—	1,486
Depreciation charge	(1,038)	(1,046)	—	(340)	(2,424)

Closing net book amount	8,997	6,371	—	452	15,820
At December 1, 2013
Cost	10,859	9,406	—	3,522	23,787
Accumulated depreciation	(5,588)	(5,174)	—	(3,068)	(13,830)

Net book amount	5,271	4,232	—	454	9,957

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

8. Intangible assets, net (Continued)

        In accordance with IAS 36, intangible assets with indefinite useful life have been tested for impairment at 30 November 2016. Please see Note 4(c) for more information related to impairment testing.

9. Investments in associates

        Investments in associates at November 30, 2013 and November 30, 2014 correspond to holdings in Ilsington S.A. On November 11, 2015 the Group sold the ownership in Ilsington S.A. for USD 1.6 million (equivalent to $14,569). The transaction resulted in a profit of USD 1.5 million (equivalent to $13,916) and is reported in "Other operating income, net".

10. Financial assets at fair value

        Financial assets at fair value at November 30, 2016, 2015, 2014 and 2013 include the following:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Terminales Graneleras Uruguayas S.A.	—	26,158	23,015	16,581
Argentina Government bonds—BONAR4	—	—	—	999

Total	—	26,158	23,015	17,580

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

10. Financial assets at fair value (Continued)

Financial instruments by category

        The following tables shows the carrying amounts of financial assets and financial liabilities by category of financial instrument, as required by IFRS 13 and IFRS 7 for the years ended on November 30, 2016, 2015, 2014 and 2013.

		At fair value
At November 30, 2016	At amortized cost	through profit or loss	through OCI	Total	Non- financial Items	Total
Assets as per statement of financial position
Other receivables, net	51,244	—	—	51,244	1,434,872	1,486,116
Trade receivables	5,592,599	—	—	5,592,599	—	5,592,599
Other investments	15	—	—	15	—	15
Derivatives	—	315,164	—	315,164	—	315,164
Cash and cash equivalents	3,564,103	230,564	—	3,794,667	—	3,794,667

Total	9,207,961	545,728	—	9,753,689	1,434,872	11,188,561

Liabilities as per statement of financial position
Borrowings	10,379,048	—	—	10,379,048	—	10,379,048
Derivatives	—	1,154	—	1,154	—	1,154
Trade and other accounts payable	3,834,569	2,515,849	—	6,350,418	448,168	6,798,586

Total	14,213,617	2,517,003	—	16,730,620	448,168	17,178,788

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

10. Financial assets at fair value (Continued)

		At fair value
At November 30, 2015	At amortized cost	through profit or loss	through OCI	Total	Non- financial Items	Total
Assets as per statement of financial position
Other receivables, net	193,384	—	—	193,384	788,207	981,591
Trade receivables	4,387,018	—	—	4,387,018	—	4,387,018
Other investments	133	—	—	133	—	133
Financial assets at fair value	—	26,158	—	26,158	—	26,158
Derivatives	—	211,321	—	211,321	—	211,321
Cash and cash equivalents	926,192	17,539	—	943,731		943,731

Total	5,506,727	255,018	—	5,761,745	788,207	6,549,952

Liabilities as per statement of financial position
Borrowings	5,114,836	—	—	5,114,836	—	5,114,836
Derivatives	—	1,365	—	1,365	—	1,365
Trade and other accounts payable	2,881,240	1,097,164	—	3,978,404	17,303	3,995,707

Total	7,996,076	1,098,529	—	9,094,605	17,303	9,111,908

		At fair value
At November 30, 2014	At amortized cost	through profit or loss	through OCI	Total	Non- financial Items	Total
Assets as per statement of financial position
Other receivables, net	164,802	—	—	164,802	413,637	578,439
Trade receivables, net	2,846,578	—	—	2,846,578	—	2,846,578
Other investments	344	—	—	344	—	344
Financial assets at fair value	—	23,015	—	23,015	—	23,015
Derivatives	—	158,633	—	158,633	—	158,633
Cash and cash equivalents	936,943	184,408	—	1,121,351	—	1,121,351

Total	3,948,667	366,056	—	4,314,723	413,637	4,728,360

Liabilities as per statement of financial position
Borrowings	3,352,263	—	—	3,352,263	—	3,352,263
Derivatives	—	27,479	—	27,479	—	27,479
Trade and other accounts payable	2,537,679	820,610	—	3,358,289	3,094	3,361,383

Total	5,889,942	848,089	—	6,738,031	3,094	6,741,125

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

10. Financial assets at fair value (Continued)

		At fair value
At December 1, 2013	At amortized cost	through profit or loss	through OCI	Total	Non- financial Items	Total
Assets as per statement of financial position
Other receivables	152,545	—	—	152,545	444,640	597,185
Trade receivables, net	2,140,152	—	—	2,140,152	—	2,140,152
Other investments	1,807	—	—	1,807	—	1,807
Financial assets at fair value	—	17,580	—	17,580	—	17,580
Derivatives	—	69,471	—	69,471	—	69,471
Cash and cash equivalents	865,445	—	—	865,445	—	865,445

Total	3,159,949	87,051	—	3,247,000	444,640	3,691,640

Liabilities as per statement of financial position
Borrowings	2,856,515	—	—	2,856,515	—	2,856,515
Derivatives	—	1,308	—	1,308	—	1,308
Trade and other accounts payable	1,720,429	180,805	—	1,901,234	87,025	1,988,259

Total	4,576,944	182,113	—	4,759,057	87,025	4,846,082

        Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values.

  Determining fair values

        IFRS 13 defines the fair value of a financial instrument as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the "economic investment class". The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

        Level 1: valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis.

        Level 2: financial instruments are valued using models based on observable market data.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

10. Financial assets at fair value (Continued)

        Level 3: uses valuation techniques not based on inputs observable in the market, insofar as no observable market data are available. The inputs used reflect the Group's assumptions regarding the factors which market participants would consider in their pricing.

At November 30, 2016	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	230,564	—	—	230,564
Derivatives	315,164	—	—	315,164

Total	545,728	—	—	545,728

Liabilities
Derivatives	1,154	—	—	1,154
Trade and other accounts payable	—	2,515,849	—	2,515,849

Total	1,154	2,515,849	—	2,517,003

At November 30, 2015	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value	—	—	26,158	26,158
Derivatives	211,321	—	—	211,321
Cash and cash equivalents	17,539	—	—	17,539

Total	228,860	—	26,158	255,018

Liabilities
Derivatives	1,365	—	—	1,365
Trade and other accounts payable	—	1,097,164	—	1,097,164

Total	1,365	1,097,164	—	1,098,529

At November 30, 2014	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value	—	—	23,015	23,015
Derivatives	158,633	—	—	158,633
Cash and cash equivalents	184,408	—	—	184,408

Total	343,041	—	23,015	366,056

Liabilities
Derivatives	27,479	—	—	27,479
Trade and other accounts payable	—	820,610	—	820,610

Total	27,479	820,610	—	848,089

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

10. Financial assets at fair value (Continued)

At December 1, 2013	Level 1	Level 2	Level 3	Total
Assets
Derivatives	69,471	—	—	69,471
Financial assets at fair value	—	—	17,580	17,580

Total	69,471	—	17,580	87,051

Liabilities
Derivatives	1,308	—	—	1,308
Trade and other accounts payable	—	180,805	—	180,805

Total	1,308	180,805	—	182,113

        Cash and cash equivalents includes mutual funds valued based on unadjusted quoted prices in active markets. Qualify as Level 1.

        Derivatives:    commodity future contracts are valued based on quoted prices in active grain markets. Qualify as Level 1.

        Trade and other accounts payable:    includes purchases of grains from producers with open prices. These liabilities are measured by valuing each ton of grain owed at fair value using prices quoted on active grain markets at the end of each year, adjusted by the contractual conditions specified by the Group. Qualify as Level 2.

        Financial assets at fair value include:

  •
  The ownership of 9% of Terminales Graneleras Uruguayas S.A. that are not traded in an active market, classified as level 3. On November 30, 2016 the Group sold its investment for $43,095. The sale resulted in a profit of $4,309 that is recorded in "Other operating income, net".

  •
  Argentina Government bonds traded in an active market classified as level 1.

11. Derivatives

        Derivatives are only used for economic hedging purposes and not as speculative investments. The derivatives do not meet hedging criteria and they are classified as "fair value through profit or loss" for accounting purposes. The Group has the following derivative financial instruments:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Current assets:
Commodity future contracts	315,164	211,321	158,633	69,471
Current liabilities:
Commodity future contracts	1,154	1,365	27,479	1,310

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

12. Trade and other receivables, net

Trade receivables	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Current
Third party receivables	4,559,893	2,378,470	1,517,872	1,001,954
Notes receivable	740,981	350,831	205,712	187,862
Related party receivables (Note 29)	18	—	—	—
Discounted notes	332,009	1,682,711	1,152,460	971,675
Non-performing receivables	31,757	12,375	11,081	5,302
Less: accrual for doubtful accounts	(72,059)	(41,808)	(40,547)	(26,641)

Total current trade receivables	5,592,599	4,382,579	2,846,578	2,140,152

Non Current
Third party receivables	—	4,439	—	—

Total non-current trade receivables	—	4,439	—	—

Other receivables	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Non Current
Prepaid expenses	—	—	—	22,343
Other receivables—related (Note 29)	122,500	—	5,479	3,541
Income tax credits	200,762	292	246	202
Advances to supplier for purchase of PPE	—	54,473	37,150	49,805
Other trade receivables	36,528	23,804	18,438	26,105

Total non-current Other receivables	359,790	78,569	61,313	101,996

Current
Advances to suppliers	75,331	268,495	52,351	67,294
Employee loans and advances	5,191	3,704	3,056	2,602
Income tax credits	208,568	121,783	110,808	28,907
Other tax credits	556,263	117,874	148,913	140,258
Export refunds	22,676	195,101	66,541	95,859
Shareholders (Note 29)	35,886	—	—	—
Directors (Note 29)	33,190	14,093	36,228	34,254
Other receivables—related (Note 29)	10,026	41,990	9,718	52,758
Compensations receivable	44,256	11,408	12,892	13,518
Grain future market warranties	22,071	15,029	5,690	5,094
Prepaid expenses and other receivables	112,868	113,545	70,929	54,645

Total current Other receivables	1,126,326	903,022	517,126	495,189

        The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current other receivables approximate their carrying amount, as the impact of discounting is not significant.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

12. Trade and other receivables, net (Continued)

        The carrying amounts of the trade receivables include discounted notes which were subject to a factoring arrangement. Under this arrangement, the Group has transferred the relevant receivables to the financial institution in exchange for cash. However, the Group has retained late payment and credit risk. The Group therefore continues to recognize the transferred assets in their entirety in its balance sheet. The amount repayable under the factoring agreement is presented as secured borrowing.

        The carrying amounts of the Group's trade and other receivables are denominated in the following currencies, expressed in Argentine pesos:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Argentina pesos	6,595,767	4,927,463	3,102,482	2,494,763
Bolivianos	2,208	835	674	—
Brazilian reales	160,255	70,327	78,257	47,046
Chilean pesos	18,858	29,238	56,606	13,654
Uruguay pesos	29,572	20,448	39,066	31,277
US Dollars (USD)	272,055	320,298	147,932	150,597

Total	7,078,715	5,368,609	3,425,017	2,737,337

        The Group recognizes an allowance for doubtful accounts receivable when there is objective evidence that it will not be able to collect all amounts due according to the original terms of the receivables. Management considers all available evidence in determining when a receivable is impaired, including delinquency in payments, aging of accounts, historic loss experience, customers' creditworthiness and changes in payment habits. Receivables not due may be provisioned if specific analysis indicates a potential impairment.

        The following is the detail of the changes in the balances of the provision for doubtful accounts:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Beginning balance	41,808	40,547	26,641
Increases	21,002	4,629	12,979
Recoveries	(2,640)	(368)	(619)
Usage	—	—	—
Effect of foreign exchange conversion	11,889	(3,000)	1,546

Total accrued	72,059	41,808	40,547

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

12. Trade and other receivables, net (Continued)

        The following is the aging of the not-accrued and accrued past due receivables at November 30, 2016, 2015, 2014 and 2013:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Three to six months	37,130	3,217	1,466	3,363
Six to twelve months	10,213	3,910	3,885	15,921
More than one year	9,288	6,670	1,578	652

Total past due—not impaired	56,631	13,797	6,929	19,936

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Up to three months	1,383	81	144	109
Three to six months	442	124	11	76
Six to twelve months	6,952	953	637	636
More than one year	63,282	40,650	39,755	25,820

Total impaired	72,059	41,808	40,547	26,641

13. Inventories

        The following table provides a breakdown of inventories

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Raw material	487,183	424,434	438,505	242,598
Finished goods	1,721,175	942,345	721,811	493,742
Packaging and other supplies	262,404	164,996	123,404	86,044
Imports in transit	11,593	4,763	7,279	9,354
Materials and supplies	8,330	2,247	1,023	1,117

TOTAL	2,490,685	1,538,785	1,292,022	832,855

        The Group has no material obsolescence reserves of inventory recorded as of November 30, 2016, 2015, 2014 and 2013.

14. Cash and cash equivalents

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Cash	2,909	2,614	2,490	13,587
Cash in banks	2,878,206	879,785	821,864	756,857
Temporary investments	913,552	61,332	296,997	95,001

TOTAL	3,794,667	943,731	1,121,351	865,445

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

14. Cash and cash equivalents (Continued)

        Temporary investments consist of highly liquid short term investments in fixed term deposits and mutual funds.

        The carrying amount of the Group's cash and cash equivalents is denominated in the following currencies, expressed in Argentina pesos:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Argentina pesos	1,453,409	554,277	1,073,929	706,977
Chilean pesos	2,783	2,110	701	1,150
Bolivianos	1,051	2,304	46	4
Chinese yuan	244	—	—	—
Euros	100	—	—	—
USD	2,295,635	356,497	28,866	105,209
Brazilian reales	38,492	27,516	17,131	50,615
Uruguay pesos	2,953	1,027	678	1,490

TOTAL	3,794,667	943,731	1,121,351	865,445

15. Legal and other reserves

        According to the laws of Argentina, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses.

        In addition, from time to time, the subsidiaries of the Group may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution.

        There are legal restrictions to distribute certain amounts corresponding to common stock and reserves in combined entities included in retained earnings in the consolidated combined statements of financial position. The amounts at November 30, 2016, 2015, 2014 and 2013 are the following:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Dec 1, 2013
Common Stock & Additional paid in Capital	25,667	51,321	32,725	32,648
Legal Reserve	4,974	4,972	4,858	4,858
Other Reserves	9,157	9,111	6,942	5,902

	39,798	65,404	44,525	43,408

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

16. Borrowings

        As of November 30, 2016, 2015, 2014 and 2013 the Group's financial liabilities amounted to:

Non current	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Bank borrowings	6,208,904	1,215,379	1,222,099	617,444
Obligations under finance leases	25,419	465	2,111	3,106

Total	6,234,323	1,215,844	1,224,210	620,550

Current	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Bank borrowings	3,945,596	2,071,284	952,231	1,261,075
Debt certificates	—	302,093	169,881	106,598
Discounted notes	184,506	1,518,667	1,002,047	864,976
Obligations under finance leases	14,623	6,948	3,894	3,315

Total	4,144,725	3,898,992	2,128,053	2,235,964

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

        The following table provides information on the main bank borrowings:

				Amount due
Bank	Borrowing date	Amount		November 30, 2016	November 30, 2015	November 30, 2014	December 1, 2013	Maturity date
				(in $)	(in $)	(in $)	(in $)
International Finance Corporation (sindicado con Rabobank)	6/28/2016	80,000,000	USD	1,269,440	—	—	—	March 15, 2024
International Finance Corporation (sindicado con Rabobank)	11/18/2016	75,000,000	USD	1,190,100	—	—	—	September 15, 2024
BANCO SANTANDER RIO	6/2/2016	30,000,000	USD	476,040	—	—	—	June 2019
NATIXIS	5/27/2016	25,000,000	USD	396,700	—	—	—	May 19, 2017
BANCO DE LA PROVINCIA DE BUENOS AIRES	9/27/2016	10,000,000	USD	158,680	—	—	—	December 27, 2017
DEUTSCHE BANK	7/23/2013	44,304,878	USD	501,704	127,768	99,577	—	March 20, 2024
BANKINTER	11/18/2016	15,000,000	USD	238,020	—	—	—	November 17, 2019
BANCO CIUDAD DE BUENOS AIRES	3/2/2013	18,000,000	USD	185,275	113,200	132,218	89,253	March 2, 2025
BANCO DE CORDOBA	11/13/2015	30,000,000		$—	30,000	—	—	January 14, 2016
BANCO DE LA PROVINCIA DE BUENOS AIRES	7/31/2014	24,534,000		$—	20,706	736	—	September 28, 2016
BANCO DE LA PROVINCIA DE BUENOS AIRES	10/31/2016	4,300,000	USD	68,232	—	—	—	October 31, 2018
BANCO DE LA PROVINCIA DE BUENOS AIRES	11/15/2016	5,600,000	USD	88,861	—	—	—	November 15, 2018
BANCO HIPOTECARIO	12/13/2013	15,000,000		$1,667	8,333	15,000	—	December 13, 2016
BANCO DE LA PROVINCIA DE BUENOS AIRES	9/24/2015	56,000,000		$—	56,000	—	—	May 30, 2016
BANCO DE LA PROVINCIA DE BUENOS AIRES	8/10/2015	38,366,595		$—	38,367	—	—	September 29, 2016
BANCO DE LA PROVINCIA DE BUENOS AIRES	11/3/2014	49,000,000		$—	49,000	49,000	—	January 19, 2016
BANCO DE LA PROVINCIA DE BUENOS AIRES	11/4/2015	75,000,000		$—	75,000	—	—	January 19, 2016
BANCO DE LA NACION ARGENTINA	6/26/2013	20,000,000		$—	6,667			September 26, 2016
BANCO SANTANDER RIO	8/13/2015	30,000,000		$—	27,020	—	—	April 29, 2016
BANCO SANTANDER RIO	8/14/2015	67,000,000		$—	51,795	—	—	April 29, 2016
BANCO CIUDAD DE BUENOS AIRES	11/2/2015	50,000,000		$—	50,000	—	—	February 1, 2016
BANCO CORDOBA	11/1/2013	6,000,000		$—	2,002	4,000	6,000	November 3, 2016
BANCO CORDOBA	3/10/2013	13,000,000		$—	1,444	5,778	10,111	March 28, 2016
BANCO DE LA PROVINCIA DE BUENOS AIRES	12/20/2013	8,000,000	USD	—	—	68,192	49,128	November 4, 2015
HSBC	7/10/2014	4,000,000	USD	—	—	716	—	December 9, 2014
BANCO DE LA PROVINCIA DE BUENOS AIRES	11/27/2013	6,825,000	USD	—	—	17,965	21,573	November 18, 2015
HSBC	10/22/2012	4,000,000		$—	—	1,833	3,833	October 19, 2015
CORPORACION INTERAMERICANA DE INVERSIONES	5/29/2007	30,000,000	USD	—	—	—	15,353	March 17, 2014
BBVA FRANCES	7/22/2013	32,400,000		$—	—	—	32,400	January 21, 2014
BANCO CORDOBA	7/26/2013	21,000,000		$—	—	—	21,000	November 26, 2014
BANCO DE INVERSION Y COMERCIO EXTERIOR	11/7/2016	10,084,000	USD	160,013	—	—	—	November 7, 2024
BANCO GALICIA	11/7/2016	16,000,000	USD	253,888	—	—	—	February 8, 2018
BANCO HIPOTECARIO	10/21/2016	23,000,000	USD	364,964	—	—	—	October 21, 2019
BANCO CIUDAD DE BUENOS AIRES	10/14/2016	3,800,000	USD	60,298	—	—	—	September 29, 2019
BANCO DE LA NACION ARGENTINA	10/15/2012	42,000,000		$9,625	20,125	30,625	41,125	October 5, 2017
BANCO DE LA NACION ARGENTINA	7/3/2015	30,000,000		$26,875	30,000	—	—	June 8, 2020
BANCO DE LA NACION ARGENTINA	7/3/2015	30,000,000		$26,875	30,000	—	—	June 8, 2020
BANCO DE LA NACION ARGENTINA	10/19/2015	50,000,000		$31,946	48,611	—	—	October 3, 2018
BANCO DE LA PROVINCIA DE BUENOS AIRES	8/31/2015	70,000,000		$66,111	70,000		—	February 8, 2021
RABOBANK	11/18/2014	35,000,000	USD	—	339,080	298,550	—	November 14, 2016
SINDICADO 2 (bancos Itaú, Hipotecario, HSBC, ICBC)	11/20/2014	200,000,000		$—	126,360	200,000	—	January 19, 2016
BANCO DE LA NACION ARGENTINA	10/21/2015	130,000,000		$—	130,000	—	—	January 15, 2016
BANCO DE LA NACION ARGENTINA	8/31/2012	263,000,000		$—	—	131,333	185,000	October 21, 2015
BANCO CIUDAD DE BUENOS AIRES	12/10/2012	10,000,000	USD				20,879	December 10, 2013
SINDICADO (bancos Itaú, Hipotecario, HSBC, ICBC)	5/20/2013	200,000,000		$—	—	92,340	200,000	May 20, 2015
BANCO ITAU	11/14/2016	10,000,000	USD	158,680	—	—	—	November 9, 2017
FMO	1/14/2016	100,000,000	USD	1,586,800	—	—	—	December 3, 2020
ABN AMRO BANK	10/11/2016	25,000,000	USD	396,700	—	—	—	July 7, 2017
BLADEX	11/8/2016	10,000,000	USD	158,680	—	—	—	February 6, 2017
BLADEX	11/10/2016	10,000,000	USD	158,680	—	—	—	February 8, 2017
BANCO CIUDAD DE BUENOS AIRES	11/28/2013	12,000,000	USD	95,208	58,128	102,288	74,092	December 5, 2018
BANCO DE LA NACION ARGENTINA	9/21/2016	50,000,000	USD	793,400	—	—	—	March 20,2017
IIG TOF	10/19/2016	23,500,000	USD	372,898	—	—	—	June 15, 2017
BANCO DE CORDOBA	10/1/2015	50,000,000		$—	50,000	—	—	January 1, 2016
BICSA	8/27/2015	14,000,000	USD	—	135,632	—	—	February 23, 2016
BANCO LA PAMPA	10/29/2015	15,000,000		$—	15,000	—	—	April 26, 2016
BANCO SANTA FE	11/2/2015	19,000,000		$—	19,000	—	—	May 2, 2016
RABOBANK	10/1/2013	25,000,000	USD	—	242,200	213,100	153,525	June 2,2016
ICBC	11/3/2014	9,500,000	USD	—	—	80,978	—	October 30, 2015
BANCO LA PAMPA	10/8/2014	13,500,000		$—	—	13,500	—	April 6, 2015
BANCO DE CORDOBA	11/1/2013	4,000,000	USD	—	—	—	24,564	April 30, 2014

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

				Amount due
Bank	Borrowing date	Amount		November 30, 2016	November 30, 2015	November 30, 2014	December 1, 2013	Maturity date
				(in $)	(in $)	(in $)	(in $)
BANCO GALICIA	11/12/2013	7,000,000	USD	—	—	—	42,987	May 11, 2014
HSBC	10/16/2013	38,500,000		$—	—	—	38,500	April 14, 2014
BANCO LA PAMPA	10/7/2013	1,600,000	USD	—	—	—	9,826	April 4, 2014
BANCO DE LA NACION ARGENTINA (PREFI)	10/7/2013	12,500,000	USD	—	—	—	76,763	May 20, 2014
BANCO DE LA NACION ARGENTINA	9/26/2013	100,167,000		$—	—	—	100,167	October 21, 2014
BANCO SUPERVIELLE	10/22/2013	2,000,000	USD	—	—	—	12,282	April 21, 2014
DEUTSCHE BANK	10/30/2013	7,000,000	USD	—	—	—	42,987	April 28, 2014
BANCO SANTA FE	10/1/2013	2,000,000	USD	—	—	—	12,282	June 28, 2014
BANCO HIPOTECARIO	10/2/2013	15,000,000	USD	—	—	—	92,115	April 4, 2014
TOWER	10/9/2013	3,000,000	USD	—	—	—	18,423	April 7, 2014
BST	10/29/2013	10,000,000		$—	—	—	10,000	April 28, 2014
BANCO DE LA PROVINCIA DE BUENOS AIRES	5/13/2013	10,000,000	USD	—	—	—	61,410	October 10, 2014
BANCO ITAU	4/19/2013	10,000,000	USD	102,008	76,120	79,151	61,410	April 19, 2021
SCOTIABANK	6/28/2016	5,000,000	USD	79,340	—	—	—	December 26, 2016
SCOTIABANK	4/26/2013	5,000,000	USD	46,282	36,330	39,068	30,705	April 26, 2020
BANCO ITAU	6/8/2016	1,000,000	USD	15,868	—	—	—	December 8, 2016
BANCO ITAU	11/30/2016	1,313,451	USD	20,842	—	—	—	December 1, 2016
HSBC	8/31/2016	11,776,379	USD	186,867	—	—	—	January 13, 2017
BANCO SANTANDER RIO	11/11/2016	2,070,000	USD	32,847	—	—	—	January 10, 2017
BANCO SANTANDER RIO	8/30/2016	430,000	USD	6,823	—	—	—	December 1, 2016
BANCO SANTANDER RIO	2/24/2016	1,000,000	USD	8,079	—	—	—	August 24, 2017
BANCO DE LA PROVINCIA DE BUENOS AIRES	8/15/2016	1,210,837	USD	19,042	—	—	—	December 13, 2016
HERITAGE	10/1/2016	4,000,000	USD	63,472	—	—	—	November 30, 2016
BANCO DE LA NACION ARGENTINA	9/5/2016	1,600,000	USD	25,389	—	—	—	December 5, 2016
BAF	3/17/2016	2,000,000	USD	24,660	—	—	—	March 13, 2017
DISCOUNT BANK	6/9/2015	1,500,000	USD	—	14,532	—	—	December 7, 2015
BANCO DE LA PROVINCIA DE BUENOS AIRES	8/24/2016	1,400,000	USD	—	13,563	—	—	December 7, 2015
HSBC	7/1/2015	2,000,000	USD	—	19,376	—	—	December 28, 2015
HSBC	10/1/2015	6,000,000	USD	—	58,128	—	—	December 30, 2015
HSBC	11/30/2015	1,100,000	USD	—	7,521	—	—	December 30, 2015
BANCO SANTANDER RIO	10/26/2015	1,000,000	USD	—	9,688	—	—	January 25, 2016
BANCO SANTANDER RIO	6/8/2015	1,500,000	USD	—	10,350	—	—	December 7, 2015
BANCO SANTANDER RIO	6/16/2015	2,000,000	USD	—	19,376	—	—	December 14, 2015
HSBC	10/1/2014	2,000,000	USD	—	—	17,048	—	December 30, 2014
HSBC	11/10/2014	1,900,000	USD	—	—	4,544	—	December 1, 2014
BANCO SANTANDER RIO	10/28/2014	1,000,000	USD	—	—	8,524	—	April 27, 2014
HSBC	11/20/2013	1,470,000	USD	—	7,121	10,442	9,027	May 20, 2017
BBVA FRANCES	8/6/2013	2,000,000	USD	—	—	—	12,282	December 2, 2013
BBVA	8/30/2016	2,000,000	USD	31,736	—	—	—	November 30, 2016
BANCO DE CORDOBA	5/30/2014	1,500,000		$504	1,002	1,500	—	November 30, 2017
BANCO DE CORDOBA	11/1/2014	2,000,000		$1,001	1,667	2,000	—	May, 2018
BANCO DE CORDOBA	12/1/2014	230,000		$123	204	—	—	July , 2018
BANCO DE CORDOBA	3/1/2015	2,070,000		$1,438	2,070	—	—	December, 2018
BBVA FRANCES	9/1/2015	4,500,000		$3,834	4,451	—	—	October, 2020
BANCO HIPOTECARIO	12/1/2015	14,000,000		$14,000	—	—	—	December, 2018
BANCO HIPOTECARIO	1/1/2016	4,000,000		$4,000	—	—	—	January, 2019
BANCO DE LA PROVINCIA DE BUENOS AIRES[1]	12/1/2012	1,540,000		$—	43	599	1,069	December, 2015
BANCO DE LA PROVINCIA DE BUENOS AIRES[2]	2/1/2014	4,000,000		$—	500	2,500	—	February, 2016
BANCO DE LA PROVINCIA DE BUENOS AIRES[3]	11/1/2014	1,300,000		$—	—	1,300	—	November, 2015
BANCO DE LA PROVINCIA DE BUENOS AIRES[4]	4/1/2015	1,500,000		$—	625	—	—	April, 2016
BANCO DE LA PROVINCIA DE BUENOS AIRES[5]	11/1/2015	4,000,000		$—	4,000	—	—	November, 2016
BANCO RIO DE LA PLATA	8/1/2015	3,000,000		$—	2,250	—	—	August, 2016
BBVA FRANCES	11/1/2012	4,200,000		$—		1,681	3,064	December, 2015
ICBC	11/1/2015	4,500,000		$—	4,500	—	—	December, 2015
BANCO GALICIA	11/1/2015	6,000,000		$—	6,000	—	—	January, 2016
Financial debt with private parties	10/30/2014	14,980,000	USD	—	—	127,690	—	April, 2015
Overdrafts				—	747,877	126,831	112,916
Other borrowings				169,986	267,932	193,721	182,469

Total Bank Borrowings				10,154,500	3,286,663	2,174,330	1,878,519

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

        During 2016, 2015 and 2014, the annual average weighted interest rate of borrowings in US Dollars is approximately 5.08%, 5.52% and 5.79%, while for borrowings in Argentina pesos they are 28.27%, 25.54% and 25.25%, respectively. Several of the abovementioned loans contain certain customary financial covenants and restrictions which require the Group to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. At November 30, 2016, 2015, 2014 and 2013, the Group was in compliance with financial covenants, except for the following Molino Cañuelas S.A.C.I.F.I.A. ratios related to the International Finance Corporation (IFC) loan as of November 30, 2016:

  •
  Net Debt to EBITDA ratio(*) that was 10.5 when it must be less than 3, and

  •
  Total Liabilities to Tangible net worth ratio (Total shareholders' equity after deducting deferred tax assets and intangible assets) that was 2.7 when it must be less than 1.7.

        Those ratios were principally affected by the devaluation of the Argentine peso during the year ended November 30, 2016 and the fact that EBITDA for the year ended November 30, 2016 included only three months of the Cargill's business acquired operations detailed in note 30.3. The Group obtained a waiver from the lenders for the non-compliance of those financial covenants at the time the Group received the second loan disbursement (November 29, 2016).

        For the majority of the borrowings, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. The fair value of non-current borrowings are based on discounted cash flows using a current borrowing rate. They are classified as level 3 fair values in their fair value hierarchy (see Note 10) due to the use of unobservable inputs, including own credit risk.

        The bank loans related to transferred receivables at November 30, 2016, 2015, 2014 and 2013 amounted to $332,009, $1,682,711, $1,152,460, $971,675 respectively (see Note 12).

        The Group's main loans are described below:

  International Finance Corporation (IFC)

        During 2016, Molino Cañuelas received from International Finance Corporation (IFC) facility lines totaling USD 155 million corresponding to long-term loans structured as follows:

  •
  USD 60 million, funded by IFC with a 24 month grace period and a maturity of 8 years.

  •
  USD 95 million funded by Rabobank with an 18 month grace period and a maturity of 5 years.

        Funds have been primarily used for capital expenditures in the Group's industrial plants and working capital financing. These loans are guaranteed by Cañuelas Pack S.A. and have been secured with Molino Cañuelas plants as collateral.

  Deutsche Bank

        The Group obtained USD 44 million in credit facilities from Deutsche Bank to be used to finance investments in capital expenditures. Payment term conditions include a grace period ranging between

(*)
Defined in the borrowing contract as net income before any extraordinary gains, non-cash income, gains or losses from sales of assets other than inventory, interest expense, income tax expense and depreciation and amortization expense.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

12 to 24 months and its maturity is in 8 years. The loan is guaranteed by Molino Cañuelas S.A. (Uruguay) and Hermes Insurance Company and have been secured with Molino Cañuelas plants as collateral.

  FMO

        Mid-term loan to Compañía Argentina de Granos S.A., used for pre-financing of exports and structured as follows:

  •
  USD 40 million funded by FMO with a 3 year grace period and a maturity of 5 years.

  •
  USD 60 million funded by Itaú, ICBC, Credit Agricole and Bladex, with 18 months grace period and a maturity of 3 years.

        The obligations under this facility are secured by certain accounts and other instruments related to certain designated sales contracts, pursuant to a security and accounts control agreement among FMO, the Group, as borrower, and Itaú Unibanco S.A., as collateral agent and depositary bank, entered into on December 1, 2016. These designated sales contracts correspond to contracts from a set of eligible off-takers that meet certain criteria (including the direct payment of any proceeds into a collection account and the notification of the Collateral Agent of their intention to designate these contracts). As part of its obligations under the account control agreement, the aggregate collateral value of the designated sales contracts in the collection account must be equal to 120% of the value of any outstanding loans under the FMO Loan.

        In anticipation of the corporate reorganization, on December 1, 2016, the FMO facility was amended and restated and Molino Cañuelas SACIFIA assumed all of the rights and obligations of Compañía Argentina de Granos S.A.

  Banco Santander Río

        Mid-term investment loan with a grace period of 18 months and a maturity of 3 years.

        The carrying amount of the Group's borrowings is denominated in the following currencies, expressed in Argentina pesos:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Argentina pesos	371,694	3,596,382	1,859,373	1,762,849
Brazilian reales	—	5,519	—	12,008
Chilean pesos	—	16,998	17,069	2,550
US dollars	10,007,354	1,495,937	1,475,821	1,079,107

TOTAL	10,379,048	5,114,836	3,352,263	2,856,514

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

Collateral

        The Group keeps several of its fixed assets as collateral for its borrowings with financial institutions. As of November 30, 2016, 2015, 2014 and 2013 the collateral maintained with these financial institutions is as follows:

	Restricted Asset				Amount due to bank
Plant	2016	2015	2014	2013	2016	2015	2014	2013
Cañuelas/ Adelia Maria (Land, buildings & machinery)	—	1,502,773	1,256,767	—	—	339,325	298,550	—
Cañuelas (Machinery)	941,886	—	—	—	501,699	—	—	—
Cañuelas / Salta (Land, buildings & machinery)	—	1,272,125	—	—	—	59,064	—	—
Cañuelas/ Adelia Maria / Pilar/ Spegazzini / Rosario (Land, buildings & machinery)	4,498,725	—	—	—	2,459,540	—	—	—
Salta (Land, buildings & machinery)	—	—	112,844	83,230	—	—	17,969	21,573
Spegazzini (Land & buildings)	603,756	364,776	111,129	36,069	185,275	113,200	132,218	89,253
Spegazzini (Machinery)	494,185	—	—	—	160,025	—	—	—

        Restricted assets are recorded in Property, plant and equipment in the combined statements of financial position and the amounts due to bank are recorded in Borrowings.

17. Consolidated structured entities

        The Group has securitized certain of their account receivables (notes and credit invoices) originated by Compañía Argentina de Granos S.A. on their behalf through the transfers of such accounts receivable to financial trusts which issue multiple classes of bonds and certificates of participation.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

17. Consolidated structured entities (Continued)

        The following table details financial trusts setup by the Group:

Financial trust	Set up on	Value initially assigned to the trust	Securities issued and last maturity
CAGSA I	02/10/2011	74,933	DC
			NV 74,933
CAGSA II	02/10/2011	43,071	DC
			NV 43,071
FACTURAS IV	09/07/2015	164,285	DC	PC
			NV 129,128	NV 35,157
			02/01/2017	02/01/2017
FACTURAS V	09/22/2015	207,145	DC	PC
			NV 165,716	NV 41,429
			04/01/2017	04/01/2017

DC: Debt certificate, PC: participation certificate

        The Group controls a financial trust when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Financial trusts are fully consolidated from the date on which control is obtained by the Group. They are deconsolidated from the date that control ceases.

        The Group has evaluated the following considerations:

  •
  the purpose and design of the entity;

  •
  what the relevant activities are;

  •
  how decisions about those activities are made;

  •
  whether the rights of the Group give it the current ability to direct the relevant activities;

  •
  whether the Group is exposed, or has rights, to variable returns from its involvement with the entity; and

  •
  whether the Group has the ability to use its power over the entity to affect the amount of the Group's returns.

        Based on the above the Group has concluded that it has control of these financial trusts. As a consequence, these entities have been consolidated.

        The table below presents the carrying amount and classification of the Special Purpose Trusts' assets and liabilities which have been consolidated as of November 30, 2015 and 2014. The consolidated four financial trusts which existed as of November 30, 2015 and 2014 were liquidated during the fiscal year ended November 30, 2016. We discontinued this practice as a means of financing during the year ended November 30, 2016 as a result of the relative increase in financial costs associated with such

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

17. Consolidated structured entities (Continued)

types of securitization transactions. As such, we no long have any interests in any trusts as of November 30, 2016.

Assets	Nov 30, 2015	Nov 30, 2014
Accounts receivable	468,149	176,162
Investments	16,086	6,899
Cash and cash equivalents	5,366	990

Total Assets	489,601	184,051

Liabilities	Nov 30, 2015	Nov 30, 2014
Debt certificates	489,434	183,858
Other Accounts payable	167	193

Total Assets	489,601	184,051

18. Trade and other payables

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Non Current
Trade accounts payable
Third parties	4,486	7,650	68,360	9,098
Related (Note 29)	184,555	—	—	—
Dividends payable (Note 29)	—	6,200	4,400	4,400

Total	189,041	13,850	72,760	13,498

Current
Trade accounts payable
Third parties	2,358,075	1,787,289	1,546,314	1,204,755
Related (Note 29)	476	938	13,557	9,822
Notes payable	849,130	817,927	628,079	314,137
Customer advances	446,704	17,303	3,094	87,025
Other accounts payable
Third parties	2,162,159	1,142,588	925,287	233,652
Related (Note 29)	5,117	—	—	—
Other taxes payable	247,885	79,148	62,585	40,783
Salaries and social securities payable	128,203	69,302	52,076	35,786
Vacation and 13th month accrual	152,413	47,710	43,590	29,579
Provision for Directors and Syndic fees	19,587	6,989	9,005	4,350
Dividends payable (Note 29)	213,280	—	—	—
Amounts due to Directors (Note 29)	26,516	12,663	5,036	14,872

Total	6,609,545	3,981,857	3,288,623	1,974,761

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

18. Trade and other payables (Continued)

        The non-current trade accounts payable with related parties include $188,555 related to the acquisition of MOLCA S.A.'s port business. The Group agreed to assume bank borrowings that are pending approval by the bank.

        The carrying value of the Group's trade and other payables are denominated in the following currencies, expressed in Argentine pesos:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Argentina pesos	5,363,992	3,373,776	2,732,508	1,562,299
Bolivianos	1,940	4,053	999	—
Chilean pesos	25,521	12,808	31,774	937
Brazilian Reales	63,143	17,522	19,925	18,371
Uruguay pesos	60,424	15,962	14,230	13,409
Euros	68,249	38,684	12,708	15,467
US Dollars	1,215,316	532,902	549,239	377,776

TOTAL	6,798,585	3,995,707	3,361,383	1,988,259

        The fair values of current trade and other payables approximate their respective carrying values due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying value, as the impact of discounting is not significant.

19. Provisions

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Current
Labor	64,003	25,906	13,567	10,139
Commercial	—	907	—	—
Other	3,786	836	33	73

TOTAL	67,789	27,649	13,600	10,212

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

19. Provisions (Continued)

        Changes in Provisions for the years ended November 30, 2016, 2015, and 2014 were as follows:

	Other	Labor	Commercial
At November 30, 2013	361	9,851	—
Increases	—	2,171	858
Recoveries	(89)	—	—
Forex exchange conversion	118	190	139

Total at November 30, 2014	390	12,212	997

At November 30, 2014	390	12,212	997
Increases	380	14,053	—
Recoveries	—	(418)	(213)
Forex exchange conversion	66	59	123

Total at November 30, 2015	836	25,906	907

At November 30, 2015	836	25,906	907
Increases	2,386	37,985	—
Recoveries	—	(140)	(1,345)
Forex exchange conversion	564	252	438

Total at November 30, 2016	3,786	64,003	—

20. Taxation

        The Group's income tax expense comprises the charge for income tax currently payable or deferred attributable to the Group's subsidiaries and combined entities in their taxable jurisdictions. Income tax is recognized in the statement of comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case, it is also recognized in equity.

        The operating subsidiaries and combined entities are required to calculate and file their income tax returns on a separate basis rather than preparing a combined tax return. Therefore, operating subsidiaries and combined entities are not allowed to offset income from one subsidiary with losses from another.

        The details of the provision for the Group's income tax are as follows:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Current income tax	136,046	109,092	102,087
Difference in prior year tax payment	24,049	(4,209)	12,402
Deferred income tax	(134,832)	(56,710)	(46,093)

Total income tax	25,263	48,173	68,396

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

20. Taxation (Continued)

        The statutory income tax rates in each of the countries where the Group has a legal entity are the following:

	2016	2015	2014
Argentina	35.0%	35.0%	35.0%
Brazil	34.0%	34.0%	34.0%
Bolivia	25.0%	25.0%	25.0%
Chile	24.0%	22.5%	21.0%
Uruguay	25.0%	25.0%	25.0%

        The movement in the deferred income tax assets and liabilities during the years ending on November 30, 2016, 2015 and 2014, without taking into consideration the offsetting of balances within the same tax jurisdiction is as follows:

	Nov 30, 2015	Charged to Profit or Loss	Charged to OCI	Acquisition of business	Currency conversion	Acquisition of combined business	Nov 30, 2016
Tax losses	96,952	103,925	—	—	(2,205)	—	198,672
Property, plant and equipment	(1,414,429)	(9,069)	(1,028,497)	(618,441)	(11,831)	47,877	(3,034,390)
Intangible property	—	—	—	(783)	—	—	(783)
Inventory valuation	56,239	49,693	—	—	(80)	—	105,852
Doubtful accounts receivable	6,590	3,128	—	—	351	—	10,069
Other assets	(604)	(30,697)	—	—	(440)	—	(31,741)
Employee benefits	12,339	31,906	—	—	—	—	44,245
Other liabilities	9,423	(14,054)	—	—	—	—	(4,631)

Net deferred tax balance	(1,233,490)	134,832	(1,028,497)	(619,224)	(14,205)	47,877	(2,712,707)

	Nov 30, 2014	Charged to Profit or Loss	Charged to OCI	Acquisition of business	Currency conversion	Acquisition of combined business	Nov 30, 2015
Tax losses	98,444	(869)	—	—	(623)	—	96,952
Property, plant and equipment	(1,071,319)	(14,507)	(320,531)	—	(8,072)	—	(1,414,429)
Inventory valuation	(8,277)	64,523	—	—	(7)	—	56,239
Doubtful accounts receivable	5,500	1,045	—	—	45	—	6,590
Other receivables	1,016	(1,016)	—	—	—	—	—
Other assets	601	(1,136)	—	—	(69)	—	(604)
Employee benefits	4,960	7,379	—	—	—	—	12,339
Other liabilities	8,132	1,291	—	—	—	—	9,423

Net deferred tax balance	(960,943)	56,710	(320,531)	—	(8,726)	—	(1,233,490)

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

20. Taxation (Continued)

	Nov 30, 2013	Charged to Profit or Loss	Charged to OCI	Acquisition of business	Currency conversion	Acquisition of combined business	Nov 30, 2014
Tax losses	70,231	28,213	—	—	—	—	98,444
Property, plant and equipment	(690,639)	(9,623)	(360,525)	—	(10,532)	—	(1,071,319)
Inventory valuation	(6,067)	(2,210)	—	—	—	—	(8,277)
Doubtful accounts receivable	2,581	2,919	—	—	—	—	5,500
Other receivables	43	973	—	—	—	—	1,016
Other assets	(4,415)	5,016	—	—	—	—	601
Employee benefits	3,288	1,672	—	—	—	—	4,960
Other liabilities	(11,825)	19,133	—	—	824	—	8,132

Net deferred tax balance	(636,803)	46,093	(360,525)	—	(9,708)	—	(960,943)

        The expiration dates for tax loss carry forwards are as follows:

Tax loss carry forward expiration	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
3 years	126	644	61
5 years	184,917	78,114	77,455
No expiration	13,629	18,194	20,928

	198,672	96,952	98,444

        The income tax on the Group's profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to profits of the combined entities as follows:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Profit before income tax	952,645	60,104	230,536
Statutory tax rate	35%	35%	35%
Tax calculated at statutory rate	333,426	21,036	80,687
Elimination of effects of
Non-taxable income and related expenses	11,366	(20,020)	(43,154)
Non-deductible expenses	73,232	39,440	33,295
Transfer price adjustments	245	844	1,484
Presumed interest	—	923	608
Incentive	(37,970)	(8,692)	(789)
Effect of acquisition of business	(379,514)	—	—
Effect of tax rate differences	8,026	1,958	375
Other	16,452	12,684	(4,110)

Total tax booked	25,263	48,173	68,396

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

20. Taxation (Continued)

SUDENE

        Since 2013, Moinho Canuelas Ltda. is a beneficiary of a 10 year tax incentive consisting of a 75% reduction of the income tax and additional tax in the industrialization of wheat and bran manufacture of wheat in its unit in Salvador, Brazil. The incentives are calculated on the operating profit resulting from the total modernization of its installed capacity. Tax incentives are recognized on a monthly basis in the combined statements of comprehensive income for the period, on the date of their calculation.

        Deferred tax assets and liabilities of the Group as of November 30, 2016, 2015, 2014 and 2013, will be recovered or settled as follows:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Deferred income tax asset, net to be recovered after 12 months	34,350	18,478	21,232	6,519
Deferred income tax asset, net to be recovered within 12 months	—	—	—	—

Deferred income tax assets, net	34,350	18,478	21,232	6,519
Deferred income tax liability, net to be settled after 12 months	(2,691,456)	(1,233,039)	(970,698)	(637,410)
Deferred income tax liability, net to be settled within 12 months	(55,601)	(18,929)	(11,477)	(5,912)

Deferred income tax liability, net	(2,747,057)	(1,251,968)	(982,175)	(643,322)

Deferred income tax assets / (liabilities), net	(2,712,707)	(1,233,490)	(960,943)	(636,803)

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

21. Sales

        Sales to third parties by business line within each of the defined business segments for the years ended November 30, 2016, 2015 and 2014 are as follows:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Net sales
Sustainable sourcing	12,766,349	6,731,328	7,925,441
Agro-Services	4,432,136	2,771,645	2,631,914
Port and Logistics	120,028	136,908	142,215

Total Agro-services and sustainable sourcing	17,318,513	9,639,881	10,699,570
Wheat flour	4,311,624	2,045,939	2,431,303
Soybean flour, oil and co-products	6,767,760	7,764,794	4,139,448
Packaging (Cañuelas Pack)	184,495	223,233	158,276
Other products	17,670	—	—

Total Branded industrial products	11,281,549	10,033,966	6,729,027
Vegetable Oil	1,364,457	822,594	654,197
Flour	1,239,125	876,236	1,110,937
Biscuits, cookies and crackers	685,578	461,663	372,781
Pasta	78,252	90,732	104,228
Ready-mixed flour	53,224	56,110	43,573
Frozen products	160,457	21,811	—
Bread crumbs	121,207	92,069	106,178
Other products	15,338	39,330	708

Total Retail products	3,717,638	2,460,545	2,392,602

Total net sales	32,317,700	22,134,392	19,821,199

22. Cost of sales

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Inventories beginning balance	1,538,785	1,292,022	832,855
Purchases	24,510,832	16,513,884	15,537,550
Acquisition of business	220,553	—	—
Vegetable oil private compensation	(460,342)	(157,826)	(152,338)
Export duty refunds	(1,189)	(1,160)	(2,051)
By-product sales	(307,294)	(226,782)	(212,924)
Manufacturing expenses (Note 23)	2,071,427	1,307,609	956,782
Inventories ending balance	(2,490,685)	(1,538,785)	(1,292,022)

Total Cost of sales	25,082,087	17,188,962	15,667,852

        Private compensation grants related to "Argentina vegetable oil domestic market compensation trust" are deducted from Cost of sales (Note 2.21). There are no unfulfilled conditions or other contingencies attaching to these grants.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

23. Expenses by nature

        The Group presented the statement of comprehensive income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items "cost of sales—manufacturing expenses", "general and administrative expenses" and "selling expenses".

        The following table provides the additional disclosure required on the nature of expenses and their relationship to the function:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Professional fees and contract services	76,076	71,563	64,007
Director fees	122,640	11,597	33,725
Salaries and fringes	1,373,114	901,097	661,881
Employee related expenses	192,097	85,286	52,899
Provisions	38,886	13,802	2,940
Promotion, advertising and research expenses	47,939	34,959	26,109
Taxes	518,614	299,117	266,843
Depreciation & Amortization	276,023	177,141	122,614
Maintenance and repairs	236,746	150,788	149,087
Utilities	259,784	150,921	111,262
Freight and delivery expenses	708,795	502,873	386,169
Commissions	250,950	149,567	135,423
Bank charges	17,556	30,834	27,270
Contract manufacturing	304,034	152,353	64,965
Travel expenses	77,915	54,305	44,633
Office supplies	12,600	12,358	10,624
Exports duties and expenses	2,562,995	2,400,148	2,063,378
Allowance for doubtful accounts	18,362	4,261	12,360
Rent	86,877	46,330	36,893
Materials and supplies	34,944	12,436	6,155
Miscellaneous expenses	100,239	103,465	88,699

Total	7,317,186	5,365,201	4,367,936

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

23. Expenses by nature (Continued)

Manufacturing expenses	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Professional fees and contract services	12,621	7,881	8,574
Salaries and fringes	802,458	530,075	383,496
Employee related expenses	114,929	53,899	38,724
Promotion, advertising and research expenses	7,981	2,684	1,503
Taxes	5,987	6,202	3,244
Depreciation & Amortization	256,683	159,951	107,347
Maintenance and repairs	200,636	129,403	130,496
Utilities	246,541	141,864	102,929
Freight and delivery expenses	540	26,201	29,267
Commissions	—	7,494	7,874
Contract manufacturing	304,034	152,353	64,965
Travel expenses	17,203	10,438	8,874
Office supplies	1,695	961	1,096
Rent	14,645	20,984	18,465
Materials and supplies	34,944	12,436	6,155
Miscellaneous expenses	50,530	44,783	43,773

Total	2,071,427	1,307,609	956,782

Selling expenses	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Professional fees and contract services	14,509	12,443	10,287
Salaries and fringes	236,706	149,149	125,116
Employee related expenses	24,231	7,517	4,576
Allowance for doubtful accounts	18,362	4,261	12,360
Promotion, advertising and research expenses	25,474	18,972	14,952
Taxes	492,568	277,742	207,229
Depreciation & Amortization	4,411	3,488	3,132
Maintenance and repairs	7,795	4,743	3,767
Utilities	2,986	1,175	977
Freight and delivery expenses	707,407	476,019	356,390
Commissions	250,950	142,073	127,549
Travel expenses	25,174	18,526	16,068
Office supplies	384	363	182
Exports duties and expenses	2,562,995	2,400,148	2,063,378
Rent	27,494	6,558	3,150
Miscellaneous expenses	17,026	23,810	18,309

Total	4,418,472	3,546,987	2,967,422

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

23. Expenses by nature (Continued)

General and administrative expenses	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Professional fees and contract services	48,946	51,239	45,146
Director fees	122,640	11,597	33,725
Salaries and fringes	333,950	221,873	153,269
Employee related expenses	52,937	23,870	9,599
Provisions	38,886	13,802	2,940
Promotion, advertising and research expenses	14,484	13,303	9,654
Taxes	20,059	15,173	56,370
Depreciation & Amortization	14,929	13,702	12,135
Maintenance and repairs	28,315	16,642	14,824
Utilities	10,257	7,882	7,356
Freight and delivery expenses	848	653	512
Bank charges	17,556	30,834	27,270
Travel expenses	35,538	25,341	19,691
Office supplies	10,521	11,034	9,346
Rent	44,738	18,788	15,278
Miscellaneous expenses	32,683	34,872	26,617

Total	827,287	510,605	443,732

24. Other operating income, net

Other income/(expenses) net	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Income from sale of Property, plant and equipment	2,271	4,852	940
Recovery of expenses	(485)	819	7,262
Income from sale of equity investments	4,310	13,875	—
Other income	4,786	8,091	15,886

TOTAL	10,882	27,637	24,088

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

25. Financial results, net

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Financial income
Interest income	323,429	229,464	266,800
Interest on past due receivables	—	757	855

Total financial income	323,429	230,221	267,655

Financial expenses
Interest expense	(1,134,436)	(710,094)	(498,438)
Capitalized interest	65,587	37,433	13,805
Other financial expenses	(1,597)	(14,467)	(21,408)

Total financial expenses	(1,070,446)	(687,128)	(506,041)

TOTAL	(747,017)	(456,907)	(238,386)

Foreign exchange difference, net	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Difference generated by assets	665,723	164,162	216,481
Difference generated by liabilities	(2,114,124)	(562,626)	(528,171)

TOTAL	(1,448,401)	(398,464)	(311,690)

        The weighted average rates for capitalizing interest in Argentina were 31.7% in 2016, 18.8% in 2015, and 11% in 2014. The weighted average rates in Uruguay were 7.5% in 2016, and 5.5% in 2015 and 2014.

26. Earnings per share

        Basic and diluted profit per share is calculated by dividing the Profit/(loss) attributable to equity holders of the Group by the weighted average number of ordinary shares of Molino Cañuelas outstanding during the year.

	Notes	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Adjusted average number of ordinary shares outstanding	31	150,000,000	150,000,000	150,000,000
Profit per share attributable to equity holders		5.76	0.08	0.99

        For all periods presented, there were no differences in the weighted-average number of common shares used for basic net earnings per share and there are no financial instruments that could have a dilutive effect. As a result the basic and diluted earnings per share are equal.

        The earnings per share have been historically adjusted to reflect the stock split and capital increase detailed in note 31.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

27. Disclosure of leases

        Finance leases: The Group routinely leases vehicles under various finance leases. The net book value of these assets under finance leases amounts to:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Vehicles
Cost—financial leases	4,425	6,861	4,513	5,454
Accumulated depreciation	(1,975)	(1,301)	(725)	(1,916)

Net	2,450	5,560	3,788	3,538

        At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of comprehensive income.

        Operating leases:

  •
  On December 21, 2015 Molino Cañuelas entered into an agreement with MOLCA S.A. to lease a large and strategically located port facility located on the Paraná River in Zarate, Province of Buenos Aires, beginning on January 1, 2016. The facility has three main areas of operation: the Grain Port complex which serves to load grain into larger vessels; the Feeder Port which serves to consolidate smaller barges into larger vessels; and the Storage area. The rental charge amounts to USD 1.5 million per year, which represents the market rates for similar transactions. The agreement's term is 20 years, renewable for another 10 years and the agreement includes a purchase option that may be exercised at any moment, at current market value.

  •
  On June 14, 2005 Moinho Canuelas Ltda. signed an agreement to lease a flour mill in the city of Salvador, Bahía, Brazil. The contract is for a period of 15 years and 6 months starting on January 25, 2006, renewable for a similar term. There is no purchase option.

        The minimum lease payments expressed in Argentina pesos are the following:

Minimum lease payments	Port	Brazil Plant
For 1 year	13,335	21,665
For years 2 to 5	58,188	86,659
Beyond 5 years	219,417	14,443

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

28. Consolidated and combined companies

        The following table details the Group's consolidated and combined companies and the percent of ownership included in the consolidated combined financial statements of Molino Cañuelas:

						% Ownership
	Ref	Country	Local Currency	Funct Curr	Year end(*)	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014	Nov 30, 2013
Alimentos Cañuelas Chile S.P.A.		Chile	CHP	CHP	Dec 31	100%	100%	100%	100%
Cañuelas Chile S.P.A.		Chile	CHP	CHP	Dec 31	100%	100%	100%	100%
Cañuelas S.A.		Uruguay	URY	USD	Jul 31	0%	0%	100%	100%
Empresa de Alimentos Cañuelas S.R.L.		Bolivia	BOP	BOP	Jun 31	100%	100%	100%	100%
Empresa de Servicios MOLCA S.R.L.		Bolivia	BOP	BOP	Jun 30	100%	100%	100%	100%
Finexcor S.R.L.	(a)	Argentina	ARS	ARS	May 31	100%	0%	0%	0%
Meats S.R.L.	(a)	Argentina	ARS	ARS	May 31	100%	0%	0%	0%
Megaseed SA		Argentina	ARS	ARS	Oct 31	100%	100%	100%	100%
Moinho Canuelas S.A.		Brazil	BRZ	BRZ	Dec 31	100%	100%	100%	100%
Molino Americano S.A.		Uruguay	URY	USD	Nov 30	100%	100%	100%	100%
Molino Americano S.A.		Argentina	ARS	ARS	Sep 30	100%	100%	100%	100%
Molinos Florencia S.A.		Argentina	ARS	ARS	Nov 30	100%	100%	100%	100%
Molinos Puntanos S.A.		Argentina	ARS	ARS	Sep 30	100%	100%	100%	100%
Molisur S.A.	(a)	Argentina	ARS	ARS	May 31	67%	33%	33%	33%
Southern Multinvest S.R.L.	(a)	Argentina	ARS	ARS	May 31	100%	0%	0%	0%

(*)
Where the reporting date of a subsidiary differed from that of the Company, the Company prepared additional financial information to the same date as those of the Company and applied uniform accounting policies for use in preparing the consolidated combined financial statements.
(a)
Dormant companies.

        On November 30, 2015 the Group sold 100% of the shares of Cañuelas S.A. at an equivalent of $3. The transaction resulted in a loss of an equivalent of $41 and is reported in "Other operating income, net".

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

29. Related-party transactions

        The following is a summary of the balances with non-combined related parties as of November 30, 2016, 2015, 2014 and 2013 and transactions for the years ended November 30, 2016, 2015 and 2014:

			Transactions
	Balances
					Interest (net)	Other (net)
At November 30, 2016	Receivable	Payable	Sales	Purchases
Shareholders	35,886	(213,280)	—	—	—	281,280
Key management personnel
Directors	33,190	(26,516)	—	—	—	—
Other related parties
Agroyet S.A.	271	—	—	—	—	—
Alimentos Cañuelas S.A.	1,252	(1,537)	—	—	—	100,320
Cañuelas S.A.	9,768	—	—	—	—	—
Grupo Cañuelas S.A.	5,249	—	—	—	—	—
Molca S.A.	116,000	(188,135)	(1,638)	184,878	—	—
Santa Cecilia Oeste S.R.L.	4	—	—	—	—	—
VIU S.A.	—	(388)	—	—	—	—
Zarex S.A.	—	(88)	—	—	—	—

Total	201,620	(429,944)	(1,638)	184,878	—	381,600

			Transactions
	Balances
					Interest (net)	Other (net)
At November 30, 2015	Receivable	Payable	Sales	Purchases
Shareholders	—	(6,200)	—	—	—	18,000
Key management personnel
Directors	14,093	(12,663)	—	—	—	—
Other related parties
Aldo Navilli Hnos.		—	(792)	—	—	—
Alimentos Cañuelas S.A.	—	(938)	—	—	—	(3)
Cañuelas Golf Club S.A.	—	—	(12)	—	(225)	—
Cañuelas S.A.	15,629	—	—	—	—	(14,570)
Grupo Cañuelas S.A.	7,984	—	—	—	—	—
Molisur S.A.	153	—	—	—	—	—
Puramel S.A.	—	—	—	255	—	—
Pureza S.A.	—	—	(30)	1,485	—	3
Santa Cecilia Oeste S.R.L.	12,346	—	(25)	8,423	—	—
Selene S.A.	5,878	—	—	1,115	—	—
VIU S.A.	—	—	—	—	—	136

Total	56,083	(19,801)	(859)	11,278	(225)	3,566

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

29. Related-party transactions (Continued)

			Transactions
	Balances
					Interest (net)	Other (net)
At November 30, 2014	Receivable	Payable	Sales	Purchases
Shareholders	—	(4,400)	—	—	—	—
Key management personnel
Directors	36,228	(5,036)	—	—	—	—
Other related parties
Aldo Navilli Hnos.		—	(1,066)	41	—	(27)
Alimentos Cañuelas S.A.	5,479	(12,786)	—	—	—	—
Cañuelas Golf Club S.A.	—	—	(7)	—	(465)	—
Cañuelas S.A.	92	—	—	—	—	—
Grupo Cañuelas S.A.	6,310	—	—	—	—	—
Molisur S.A.	105	—	—	—	—	—
Puramel S.A.	—	(4)	—	(2)	—	52
Pureza S.A.	—	(527)	—	3,493	—	1
Santa Cecilia Oeste S.R.L.	3,211	(240)	(23)	—	—	4,311
Selene S.A.	—	—	—	273	—	—
VIU S.A.	—	—	—	792	—	—
Zarex S.A.	—	—	—	—	—	507

Total	51,425	(22,993)	(1,096)	4,597	(465)	4,844

	Balances
At November 30, 2013	Receivable	Payable
Shareholders	—	(4,400)
Key management personnel
Directors	34,254	(14,872)
Other related parties
Alimentos Cañuelas S.A.	3,541	(9,212)
Cañuelas Golf Club S.A.	36,955	—
Molisur S.A.	197	—
Puramel S.A.	—	(7)
Pureza S.A.	—	(239)
Santa Cecilia Oeste S.R.L.	15,608	(282)
Selene S.A.	(1)	—
VIU S.A.	—	(83)

Total	90,554	(29,095)

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

29. Related-party transactions (Continued)

        Key Management compensation:    key management includes Directors and first line of management. Compensation to key management personnel for the years ended November 30, 2016, 2015 and 2014 were the following:

	Nov 30, 2016	Nov 30, 2015	Nov 30, 2014
Short term employee benefits	31,562	19,521	12,404
Director fees	122,640	11,597	33,725

Total compensation	154,202	31,118	46,129

30. Contracts

30.1.  Contractual commitment to acquire property, plant, and equipment:

        On December 15, 2015, Molino Cañuelas acquired from Molca S.A. (related party), for a cash payment of $116,000 an irrevocable option to purchase a plot of land located in Zarate, Province of Buenos Aires adjacent to Las Palmas port, with the intention to develop the Industrial Park project. The Industrial Park project is a specially zoned area for purposes of industrial development by the Group and other third parties. The deposit is subject to the Group being listed in any stock market outside Argentina. It is recorded as "Other non-current receivables—related".

30.2.  Contract manufacturing agreement with Buyatti:

        On March 15, 2016 the Group entered into a contract manufacturing agreement with Buyatti S.A.I.C.A. Under this agreement Buyatti will provide a preference of soy bean processing of up to 1,000,000 metric tons per year and related services at their industrial plant located in Puerto San Martín, in the Province of Santa Fé, Argentina. The contract is for a 2 year period starting on April 1, 2016 with an option for renewal until 2022. As part of this agreement the Group paid USD 1.4 ($20 million) upfront, plus ongoing monthly manufacturing fees, and signed an agreement to act as guarantor of debt amounting to USD 3.3 million owed by Buyatti S.A.I.C.A. to Cargill Investments S.R.L and Cargill S.A.C.I. The outstanding balance of guaranteed debt is USD 2.2 million as of November 30, 2016.

30.3.  Cargill acquisition

        On August 31, 2016 Molino Cañuelas completed the acquisition of certain milling assets from Cargill, Inc. The transaction included the acquisition of seven operating flour mills, related employee base, trademarks, customer base and customer contracts, for a cash payment. In addition Molino Cañuelas acquired 100% of the outstanding shares of Meats S.R.L. and Southern Multinvest S.R.L., and 33% of the outstanding shares of Molisur S.A.

        This acquisition offers significant synergies and strategic benefits due to the geographic complementarity of the milling assets acquired with those already owned by the Group.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

30. Contracts (Continued)

        The fair value of the total consideration transferred on August 31, 2016 was $736,190 for the acquisition of the following major classes of assets and liabilities, at fair value:

Fair Value
Property, plant and equipment	2,136,013
Intangible assets	106,594
Inventories	220,553
Accounts payable	(23,419)
Deferred income tax	(619,224)

        Intangible assets include $65,418 of patents and trademarks, and $41,176 of customer related intangibles. The acquisition of Meats S.R.L., Southern Multinvest S.R.L., and Molisur S.A. has not been assigned a value taking into consideration their dormant status.

        As a result of this transaction the Group will record a profit of $1,084,327 after income tax. The main reasons that this acquisition resulted in a profit for the Group were:

  •
  the seller's decision to exit the wheat milling business in Argentina;

  •
  the decision was taken in a difficult economic environment, under previous government;

  •
  the seller was only interested in selling the whole business as a unit; and

  •
  the wheat milling business in Argentina has very few players in a condition to purchase the whole business as a unit.

        The amounts of revenue and profit or loss of this business since August 31, 2016 through November 30, 2016 included in the combined statement of comprehensive income for the period ended November 30, 2016 in the Branded industrial products segment are:

Net sales	$570 million
Profit from operations before financing and taxation	$70 million

        The disclosure of revenue and profit or loss as though the acquisition date had been as of the beginning of the annual reporting period is impracticable because the seller is a private entity that is not required to prepare information by segment and has not provided the Company with the data.

        Although the Group has submitted all required documentation to the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia), as of the issuance of these financial statements a formal approval is still pending.

31. Subsequent events

31.1.  Capitalization and stock split

        On February 14, 2017, the Company's shareholder meeting approved:

  •
  A capitalization of retained earnings amounting to $3,000, resulting in an increase of share capital from $12,000 to $15,000, and a 10-for-1 stock split.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

31. Subsequent events (Continued)

31.2.  Restructuring of borrowings

        Between December 2016 and February 2017 the Group executed several loan agreements with the objective of improving its capital structure by receiving long-term loans for $3,037 million (denominated in US dollars) and cancelling short term export pre-financing loans for $2,424 million. The Group's main new loans are described below:

          —Itau Unibanco—JP Morgan Chase Bank: on January 31, 2017, the Group obtained USD 70 million credit facilities used for pre-financing of exports with a year grace period and a maturity of 5 years.

          —HSBC: on December 1, 2016, the Group obtained USD 48 million used for restructuring borrowing with a year grace period and a maturity of 3 years.

          —Natixis: on December 19, 2016, the Group obtained USD 40 million used for working capital needs with 18 months grace period and a maturity of 4 years.

Molino Cañuelas S.A.C.I.F.I.A.

Interim Condensed Consolidated Combined
Financial Statements as of May 31, 2017 and
November 30, 2016 and for the 3 and 6 months
ended on May 31, 2017 and 2016

Legal information

Denomination: Molino Cañuelas S.A.C.I.F.I.A.

Legal address:
Registered office: John F. Kennedy 160—Cañuelas—Provincia de Buenos Aires—República Argentina

Company activity:	Production of wheat flour and by-products Industrialization of oil Production of cookies and pasta

Date of registration: August 7, 1970
 Expiration of company charter: August 7, 2069
 Number of register in Dirección Provincial de Personal Jurídicas de la
Provincia de Buenos Aires: 11,978
 Capital stock: 150,000,000 shares

Molino Cañuelas S.A.C.I.F.I.A.

Interim Condensed Consolidated Combined Statements of Comprehensive Income

for the 3 and 6 months ended on May 31, 2017 and 2016

(All amounts in thousands of Argentine pesos, except shares and per share data, and as otherwise indicated)

		3 months ended		6 months ended
	Notes	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
Net Sales	18	7,273,541	7,542,905	11,441,218	12,803,019
Cost of sales	19	(5,844,040)	(5,650,785)	(8,949,268)	(9,951,637)

Margin before Operating Expenses		1,429,501	1,892,120	2,491,950	2,851,382
Selling expenses	20	(831,378)	(1,205,171)	(1,452,633)	(1,749,371)
Administrative expenses	20	(282,837)	(165,987)	(478,381)	(317,916)
Other income, net	22	3,990	861	(2,368)	1,391

Results from Operations before Financing and Taxation		319,276	521,823	558,568	785,486
Financial income	21	19,611	41,453	41,676	101,415
Financial costs	21	(188,314)	(208,541)	(351,096)	(448,425)
Exchange differences, net	21	(429,539)	354,960	(134,074)	(979,012)

Financial results, net		(598,242)	187,872	(443,494)	(1,326,022)

Profit/(loss) before Income Tax		(278,966)	709,695	115,073	(540,536)
Income tax expense /(benefit)		27,748	(223,612)	(66,401)	189,794

Profit/(loss) for the period		(251,218)	486,083	48,672	(350,742)

Profit/(loss) attributable to:
Equity holders of the parent		(251,218)	486,083	48,672	(350,742)

Total		(251,218)	486,083	48,672	(350,742)

Average number of ordinary shares outstanding		150,000,000	150,000,000	150,000,000	150,000,000
Profit/(loss) per share attributable to equity holders	23	(1.67)	3.24	0.32	(2.34)

OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss
Exchange difference on translation of foreign operations		11,022	(82,317)	10,123	122,036
Items that will not be reclassified to profit or loss
Revaluation of property, plants and equipment	6	1,696,837	1,674,314	1,696,837	1,674,314
Related Income tax expense		(593,893)	(586,010)	(593,893)	(586,010)

Total Other Comprehensive Income		1,113,966	1,005,987	1,113,067	1,210,340

Total Comprehensive Income		862,748	1,492,070	1,161,739	859,598

The accompanying notes are an integral part of these combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Interim Condensed Consolidated Combined Statements of Financial Position

as of May 31, 2017 and November 30, 2016

(All amounts in thousands of Argentine pesos, except otherwise indicated)

	Note	May 31, 2017 (Unaudited)	Nov 30, 2016
Assets
Non-Current Assets
Property, plant and equipment, net	6	13,565,071	11,714,621
Investment property, net	7	—	54,494
Intangible assets, net	8	104,136	114,471
Deferred income tax assets		35,893	34,350
Other investments		15	15
Other receivables, net	11	128,339	359,790
Trade receivables, net	11	57	—

Total Non-Current Assets		13,833,511	12,277,741
Current Assets
Inventories	12	4,971,272	2,490,685
Other receivables, net	11	1,097,656	1,126,326
Trade receivables, net	11	3,345,803	5,592,599
Derivatives	10	9,370	315,164
Cash and cash equivalents	13	3,357,827	3,794,667

Total Current Assets		12,781,928	13,319,441

Total Assets		26,615,439	25,597,182

Shareholders' Equity
Common stock		15,000	12,000
Additional paid-in capital		25,414	25,414
Reserves		6,140,068	4,717,491
Retained earnings		(6,952,581)	744,815

Total Equity		(772,099)	5,499,720

Liabilities
Non-Current Liabilities
Borrowings	15	9,735,914	6,234,323
Deferred income tax liabilities		3,123,466	2,747,057
Trade and other payables	16	—	189,041

Total Non-Current Liabilities		12,859,380	9,170,421
Current Liabilities
Borrowings	15	6,093,465	4,144,725
Current income tax payable		23,374	103,828
Provisions	17	97,560	67,789
Derivatives	10	83	1,154
Trade and other payables	16	8,313,676	6,609,545

Total Current Liabilities		14,528,158	10,927,041

Total Liabilities		27,387,538	20,097,462

Total Equity and Liabilities		26,615,439	25,597,182

The accompanying notes are an integral part of these combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Interim Condensed Consolidated Combined Statements of Changes in Equity

for the 6 months ended on May 31, 2017 and 2016

(All amounts in thousands of Argentine pesos, except otherwise indicated)

	Common Stock	Additional Paid in Capital	Legal Reserve	Revaluation Surplus	Foreign Exchange Conversion	Retained Earnings	Total Shareholders' Equity
Balance at December 1, 2015	12,000	25,414	7,482	2,542,443	90,636	471,812	3,149,787
Loss for the period	—	—	—	—	—	(350,742)	(350,742)
Other comprehensive income for the period	—	—	—	1,088,304	122,036	—	1,210,340

Total comprehensive income for the period	—	—	—	1,088,304	122,036	(350,742)	859,598

Transactions with owners in their capacity as owners
Effects of reorganization (Note 1.2)	—	—	—	—	—	44,919	44,919
Capital contributions in combined entities	—	—	—	—	—	1,287	1,287
Cash dividends declared by Shareholders' Meeting on February 24, 2016, $5,67 per share	—	—	—	—	—	(68,000)	(68,000)

Total	—	—	—	—	—	(21,794)	(21,794)

Balance at May 31, 2016 (Unaudited)	12,000	25,414	7,482	3,630,747	212,672	99,276	3,987,591

Balance at December 1, 2016	12,000	25,414	7,483	4,443,928	266,080	744,815	5,499,720
Profit for the period	—	—	—	—	—	48,672	48,672
Other comprehensive income for the period	—	—	—	1,102,944	10,123	—	1,113,067

Total comprehensive income for the period	—	—	—	1,102,944	10,123	48,672	1,161,739

Transactions with owners in their capacity as owners
Capital contributions in combined entities	—	—	—	—	—	13,900	13,900
Increase of reserves	—	—	600	—	—	(600)	—
Capitalization of retained earnings	3,000	—	—	—	—	(3,000)	—
Cash dividends declared in combined entity by Shareholders' Meeting on February 23, 2017, $1,51 per share	—	—	—	—	—	(227,000)	(227,000)
Cash dividends declared by Shareholders' Meeting on April 28, 2017, $2,35 per share	—	—	—	—	—	(352,000)	(352,000)
Effects of reorganization (Note 1.2)	—	—	—	308,910	—	(7,177,368)	(6,868,458)

Total	3,000	—	600	308,910	—	(7,746,068)	(7,433,558)

Balance at May 31, 2017 (Unaudited)	15,000	25,414	8,083	5,855,782	276,203	(6,952,581)	(772,099)

The accompanying notes are an integral part of these combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Interim Condensed Consolidated Combined Statements of Cash Flows

for the 6 months ended on May 31, 2017 and 2016

(All amounts in thousands of Argentine pesos, except otherwise indicated)

	Notes	2017 (Unaudited)	2016 (Unaudited)
Change in cash and cash equivalents
Cash and cash equivalents at beginning of year	13	3,794,667	943,731
Cash and cash equivalents at end of period	13	3,357,827	858,091

Net decrease in cash and cash equivalents		(436,840)	(85,640)

Cash flows from operating activities:
Profit/(loss) for the period		48,672	(350,742)
Income tax expense/(benefit)		66,401	(189,794)
Adjustments for:
Depreciation	6	273,829	66,096
Amortization	7	9,554	3,934
Change in fair value adjustment in derivatives	10	(4,906)	(27,161)
Provisions	19	29,771	10,700
Bad debt accrual		2,583	1,667
Results from sale of equity investments		(3,320)	—
Results from sale of property, plant and equipment	6	(905)	(90)
Net interest accrued	21	309,420	347,010
Net exchange differences accrued		134,074	1,052,268
Interest collected		45,607	103,901
Income tax paid		(96,383)	—
Changes in operating assets and liabilities, net
Change in Inventories	12	(3,636,299)	(1,417,372)
Change in Accounts Receivables	11	(3,121,438)	(2,234,962)
Change in Accounts Payable	16	5,166,139	842,788
Changes in other operating assets and liabilities, net		(218,614)	98,384

Net cash generated from (used in) operating activities		(995,815)	(1,693,373)

Investing activities
Purchases of property, plant and equipment	6	(526,912)	(698,344)
Purchase of investment property	6	(1,000)	—
Purchases of intangible assets	8	(4,073)	(400)
Sales of property, plant and equipment		3,810	775
Sales of equity investments		3,320	—

Net cash used in investing activities		(524,855)	(697,969)

Financing activities
Loans paid		(4,457,391)	(6,022,941)
Borrowings		12,422,266	8,562,976
Interest paid		(423,927)	(227,733)
Effects of reorganization		(6,412,047)	—
Contributions		13,900	1,287
Dividends paid		(49,380)	(68,000)
Cost in issuing its own equity instruments		(14,075)	—

Net cash generated from financing activities		1,079,346	2,245,589
Foreign exchange gains on cash and cash equivalents		4,484	60,113

Net decrease in cash and cash equivalents		(436,840)	(85,640)

Non-cash investing and financing activities
Effects of reorganization		456,411	(44,919)
Dividends declared not paid		579,000	—

The accompanying notes are an integral part of these combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements

(All amounts in thousands of Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information

1.1.  The Group

        Molino Cañuelas S.A.C.I.F.I.A. (hereinafter referred to as the "Company") together with the other Combined Entities described below (hereinafter and together with the Company referred to as the "Group") is a leading Argentine reference brand consumer food products and food production company, which is vertically integrated and has a leading presence in Argentina and Uruguay and has growing operations in Brazil, Chile and Bolivia. The Group is also one of the leading manufacturers and providers of reference brand consumer foods products and semi-processed primary food products in South America. The Group is contemplating a concurrent initial public offering (IPO) of its share capital in the United States of America and Argentina.

1.2.  Description of the reorganization

        During the year ended November 30, 2016 and subsequent to year-end but prior to the effectiveness of the IPO, the Company acquired certain entities and/or businesses that were under common control of the Company's existing shareholders, as follows:

        On December 16, 2015, the Company acquired a portion of MOLCA S.A.'s commercial operations consisting of certain of MOLCA S.A.'s assets and activities related to its port operations. MOLCA S.A. is an entity domiciled in Argentina that owns and manages a port known as "Terminal las Palmas";

        On February 17, 2016, the Company acquired all of the outstanding shares of the following entities: Alimentos Cañuelas Chile S.P.A.; Cañuelas Chile S.P.A.; Alimentos Cañuelas S.R.L. and Empresa de Servicios Molca S.R.L. All of these entities are engaged in the sale of food products. Alimentos Cañuelas Chile S.P.A. and Empresa de Alimentos Cañuelas Chile S.P.A. are domiciled in Chile and Alimentos Cañuelas S.R.L. and Empresa de Servicios Molca S.R.L. are domiciled in Bolivia;

        On June 4, 2016, the Company acquired all of the outstanding share capital of Moinho Canuelas Ltda., domiciled in Brazil and engaged in the sale of food products;

        On August 26, 2016, the Company acquired a portion of Compañía Argentina de Granos S.A.'s ("CAGSA") agro-services and soybean industrialization businesses. On December 1, 2016 the Company acquired the following businesses from CAGSA: (i) the sale of supplies and value added services to agriculture producers, (ii) the purchase, storage, drying and conditioning, and sale of oilseeds and grains, and (iii) logistic services. CAGSA is an entity domiciled in Argentina. The acquisition of businesses from CAGSA that took place on December 1, 2016 did not include the transfer of working capital (inventories, receivables and payables) that were liquidated by CAGSA, affecting the income statement and financial position comparison. In connection with this acquisition CAGSA signed a 5 year-term non-compete agreement which was valued by the parties at $3,486 million and has not been recognized in the consolidated combined financial statements considering that the entities were under common control and based on the Group accounting policies;

        On February 2, 2017, the Company agreed to acquire Cañuelas Pack S.A.'s packaging business. Cañuelas Pack S.A., an entity domiciled in Argentina, is engaged in the production and sale of packaging materials. The transaction became effective on April 1, 2017;

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information (Continued)

        On February 28, 2017 the Company acquired all of the outstanding shares of Molino Cañuelas Uruguay S.A., an entity domiciled in Uruguay and engaged in the acquisition, storage and commercialization of oilseeds and grains;

        On February 28, 2017 the Company acquired all of the outstanding shares of Molinos Florencia S.A., Molino Americano S.A., Molinos Puntanos S.A., and Megaseed S.A. These entities are domiciled in Argentina. Molinos Florencia S.A., Molino Americano S.A., and Molinos Puntanos S.A. are engaged in the manufacture and sales of flour and by-products. Megaseed S.A. is engaged in research and development of traits in wheat.

        Total aggregate consideration assumed by the Company for the above acquisitions amounts to approximately $7,800 million (including non-compete agreement related to CAGSA business as follows:

  •
  Payment of $310 million during the year ended November 30, 2016.

  •
  Payment of $6,412 million during the period ended May 31, 2017.

  •
  Liabilities assumed of $1,078 million during the period ended May 31, 2017.

        These transactions were accounted for under the predecessor value method, as permitted under International Financial Reporting Standards ("IFRS"), as adopted by the International Accounting Standards Board. Under the predecessor value method, the results and financial positions of the acquired entities and businesses were combined and consolidated with and into the Company's own operations as from December 1, 2013 as if these entities and businesses had always been part of the Group. There are no higher entities that prepare consolidated financial statements within the Group. Balances from intercompany transactions were eliminated. Through these transactions, the group recognized $310 million for the year ended November 30, 2016 and $6,868 million for the six-month period ended May 31, 2017 directly in equity as "Effect of reorganization".

1.3.  Other acquisition

        As further described in Note 24.3 on August 31, 2016 the Company acquired Cargill's milling business in Argentina for a total consideration of $736 million. This acquisition has been accounted for under the purchase method of accounting.

1.4.  Principal carve-out allocations of business combined

        As described above the Company acquired certain assets and activities related to the port operations of MOLCA S.A. The acquisition did not include the port facilities and other real estate property of MOLCA S.A. In order to reflect all costs of doing business, the consolidated combined income statement includes a charge representing the cost that the Group would have incurred for use of such port facilities, at market rates, should a lease agreement been in place for all periods presented. This charge amounting to USD 1.5 million per year, equals the amount of the current, post-Reorganization contract relating to these facilities, is shown as an operating lease payment in all periods presented.

        The CAGSA acquisition described in note 1.2 did not consider certain assets and liabilities that such business maintained at the acquisition date. Nevertheless, such assets and liabilities and their

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information (Continued)

historical impact to profit or loss, that were necessary and relevant to the historical financial information of the Company as a combined legal entity, were reflected in the historical consolidated combined financial statements.

        The Company considered the following carve-out adjustments to reflect all costs of doing business:

  (a)
  The Company identified those assets and liabilities which were relevant to reflect the historical performance of the acquired businesses in the Company's consolidated combined financial statements. The Company recognized the identified assets and liabilities in the Company's consolidated combined financial statements even though certain of these identified assets and liabilities were not acquired and/or assumed in the CAGSA's acquisition. The recognition of assets and liabilities not acquired or assumed in the acquisition is relevant and necessary to reflect the historical financial performance of the acquired business;

  (b)
  The Company identified the services that benefitted all businesses within CAGSA as a legal entity. These services included but were not limited to IT, tax, accounting, legal, and certain employee benefits. The Company allocated these costs on specific identification basis;

  (c)
  The Company allocated a portion of the interest cost incurred by CAGSA as a separate legal entity based on the borrowings allocated to these businesses. The Company allocated these borrowing on specific identification basis. In addition, the Company's consolidated combined financial statements reflect all of the third party debt and related incurred interest cost assumed by the Company in the acquisition; and

  (d)
  The Company allocated taxes on a separate return basis. The acquisition of CAGSA described in 1.2 did not consider working capital, tax related credits and liabilities and certain bank borrowings that this business maintained at the acquisition date. Nevertheless, such assets and liabilities and their historical impact to profit or loss were reflected in the historical consolidated combined financial statements.

1.5.  Other information

        The composition of the capital stock of the Company is as follows:

Ordinary Shares	Number of shares	Fully paid shares
Class "A" par value $0.10—1 Vote	150,000,000	150,000,000

        The evolution of the capital stock in whole pesos is as follows:

	May 31, 2017	Nov 30, 2016
Capital stock at the beginning of the year	12,000,000	12,000,000
Capital stock at period end	15,000,000	12,000,000

        On February 14, 2017, the Company's shareholder meeting approved a capitalization of retained earnings amounting to $3,000, resulting in an increase of share capital from $12,000 to $15,000, and a 10-for-1 stock split.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information (Continued)

        On April 5, 2017 the Company's shareholder meeting approved:

  •
  The public offering in Argentina and in foreign markets, as may be determined by the Board of Directors.

  •
  Changes in the Company by-laws required to comply with the public offering requirements. This includes the creation of class A and class B shares, changes to the composition and functioning of the Board of Directors, and the creation of an audit committee and an audit commission.

        The Group is controlled by the Navilli Family (the "principal shareholders") who hold 100% of the share capital of each of the combined entities.

        As of May 31, 2017 the interim condensed consolidated combined financial statements presents negative working capital and net worth. The Company expects to revert this situation with the inflow of funds resulting from the IPO.

        These interim condensed consolidated combined financial statements were approved for issuance by the Company's Board of Directors on July 19, 2017.

2. Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these interim condensed combined financial statements are set out below.

2.1.  Basis of preparation

        The Group's interim condensed combined financial statements are unaudited and in the opinion of management reflect all adjustments necessary to fairly state the financial position of the Group as of May 31, 2017 and 2016, the results of operations and cash flows for the three and six months then ended. These interim financial statements have been prepared in accordance with International Accounting Standards (IAS) 34, 'Interim financial reporting' and they should be read in conjunction with the annual financial statements for the year ended November 30, 2016, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). All IFRS issued by the IASB, effective at the time of preparing these consolidated combined interim financial statements have been applied. In addition, certain IFRS which are not effective as of November 30, 2016 but permit earlier adoption have been applied.

        Accounting policies have been consistently applied to all the periods presented, unless otherwise stated, and are described in the consolidated combined financial statements as of November 30, 2016.

        The IFRS provide no guidelines for the preparation of combined financial statements, which are therefore subject to the rules given in IAS 8.12. This paragraph requires consideration of the most recent pronouncements of other standard setting bodies, other financial reporting requirements and recognized industry practices.

        Presentation in the interim combined statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of the Group, or are held for sale.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated combined financial statements are disclosed in Note 3.

        Additionally, the Group has applied the first phase of IFRS 9 "Financial Instruments".

        Several balance sheet and income statement items have been combined in the interests of clarity. These items are stated and explained separately in the notes to the consolidated combined financial statements. The income statement is structured according to the function of expense method, with nature of the expenses classified in notes.

        The interim consolidated combined financial statements are presented in thousands of Argentine Pesos. All amounts are rounded off to whole Pesos unless otherwise stated. As such, insignificant rounding differences may occur. A dash ("—") indicates that no data was reported for a specific line item in the relevant financial year or period or when the pertinent figure, after rounding, amounts to nil.

        The fiscal year begins on December 1 and ends on November 30 of the following year.

2.2.  New accounting standards

        The following standards, amendments and interpretations have been issued by the IASB and IFRIC, but they are not effective and have not been adopted early by the Group in these combined financial statements:

        IAS 7 "Statement of Cash Flows":    In February 2016, the IASB issued certain amendments regarding disclosures to be made in the Statement of Cash Flow.

        Modifications to the Disclosure Initiative (Amendments to IAS 7) are intended to disclose information to enables users of financial statements to evaluate changes in liabilities arising from financing activities. For this, the IASB requires that the following changes in liabilities arising from financing activities be disclosed: (i) changes in the cash flows from financing activities; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in exchange rate variation; (iv) changes in fair values; and (v) other changes. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

        These changes will become effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

        IFRS 16 "Leases":    In January 2016, the IASB issued IFRS 16 "Leases" which establishes the new model for the registration of leasing transactions. This norm repeals the current guidelines for accounting for such transactions in IAS 17 "Leases" and related interpretations when it becomes effective. IFRS 16 is applicable for annual periods beginning on or from January 1, 2019, with early adoption permitted. Adoption is retroactive.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

        IAS 12 "Income Taxes":    In January 2016, the IASB issued certain amendments related to the recognition of deferred tax assets for unrealized losses. These changes will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

        IFRS 15 "Revenue from contracts with customers"    In May 2014, the IASB issued IFRS 15, which was amended in April 2016. This norm is applicable for annual periods beginning January 1, 2018. It specifies how and when revenue is recognized, as well as the additional information that must be presented in the financial statements. The standard provides a unique five-step model based on principles that apply to all contracts with customers. At this stage, the Group is performing the full assessment of the impact of the IFRS 15 standard that will be effective for the annual period ending November 30, 2019.

        IFRS 9 "Financial Instruments":    In July 2014, the IASB issued an amendment to IFRS 9. It includes in one place all phases of the IASB project to replace IAS 39 "Financial Instruments: Recognition and Measurement". These phases are the classification and measurement of instruments, impairment and hedge accounting. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and is effective for periods beginning on or after 1 January 2018. At the transition date, the Group has adopted the first phase of IFRS 9 and is currently analyzing the impact of the second and third phases.

2.3.  Scope of combination

        The scope of combination for the Group's interim condensed consolidated combined financial statements for the period ending May 31, 2017 and for the fiscal year ended November 30, 2016 was determined on the principles of the legal reorganization approach. This approach is based on the fact that the economic activities that form the new entity were not managed as one division in the past, but the entities are legally bound together within a reorganization process. During the reporting periods of the combined financial statements, the assets and liabilities forming the reporting entity were under common control of the Navilli Family. In preparation of these combined financial statements, certain businesses have been prepared on a "carve-out" basis from their respective historical consolidated financial statements taking into account the target structure of the reorganization.

        These consolidated combined financial statements include the results of Molino Cañuelas and all its subsidiaries from the date that control commences to the date that control ceases.

3. Financial risk factors

        The Group is exposed to various types of risks including market risk (currency risk, commodity price risk and interest rate risk), liquidity and risk credit risk. The interim condensed financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group's annual financial statements as of November 30, 2016.

        There have been no changes in the risk management department or in any risk management policies since the year end.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

        The Group has identified the following areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the combined financial statements.

  (a)
  Critical judgments and estimates involved in the preparation of combined financial statements

        The Group has acquired businesses which were part of larger entities. As such, the Group performed certain carve-out adjustments to reflect the historical financial performance of such acquired businesses in its consolidated combined financial statements. The carve-out adjustments required the Group to perform certain allocations and estimates which were based on the judgments and assumptions of management, and involved subjective judgments as to the determination of reasonable methods of allocation.

        Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on the Group's business, consolidated combined financial position, results of operations, or cash flows.

        In particular, the Group estimated and assumed the attribution of assets and liabilities, revenues and costs, financial liabilities and related interest costs, and taxes.

  •
  The Group identified those assets and liabilities which were relevant to reflect the historical performance of the acquired business in its consolidated combined financial statements. The Group then recognized the identified assets and liabilities in its consolidated combined financial statements even though certain of these identified assets and liabilities were not acquired and/or assumed in the acquisitions. The recognition of assets and liabilities not acquired or assumed in the acquisition is relevant and necessary to reflect the historical financial performance of the acquired business;

  •
  The Group identified the services that benefitted all businesses included in a legal entity. These services included but were not limited to certain information technology, tax, accounting, legal and certain other services of an administrative, selling and general nature. The Group allocated these costs on specific identification basis;

  •
  The Group allocated a portion of the interest cost incurred by the separate legal entities based on a specific identification basis based on the financing needed to run the acquired portions of the businesses. The Group also reflects all of the third party debt and related incurred interest cost the Group assumed in the acquisitions; and

  •
  The Group allocated taxes on a separate return basis.

        The Group applied these methods, assumptions, judgments and estimates on a consistent basis for all of the periods presented in the consolidated combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

  (b)
  Carrying value of property, plant and equipment

        The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment does not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of its judgments, estimates, assumptions or market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

        The Group prepares the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings, warehouses, mills and facilities and grain storage facilities based on a depreciated replacement cost approach and discounted cash flow projections. The Group determines the fair value of its land based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices on less active markets or discounted cash flow projections.

        Property valuation is a significant area of estimation uncertainty. Valuation of property, plant and equipment is a central component of the business. Fair values are prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of different significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

        The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

  •
  Land: the Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable sales of land in the same location to assess appropriateness of the value of its land. Depending on location, prices may range between USD 50 and USD 200 per square meter. As of May 31, 2017, the value of its land is $1,828 million. A 10% increase or decrease in the market price of land could have a significant impact in the revalued amount of its land.

  •
  Industrial buildings, warehouses, mills and facilities, grain storage facilities and machinery: the Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include but are not limited to construction materials, labor cost, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

    macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. The construction costs of its industrial buildings and warehouses range between USD 800 and USD 900 per square meter and USD 500 and USD 700 per square meter, respectively, while the construction costs of its mills and grain storage facilities range between USD 45,000 and USD 60,000 per ton milled or stored. The Group estimates a normal wear and tear for its industrial buildings, warehouses, mills and facilities to be in a range between 30% and 40% of the construction cost of a new asset, on an specific asset identification basis considering its current age and use. As of May 31, 2017, the aggregated value of its buildings, warehouses, mills, facilities and machinery is $10,119 million. A 5% increase or decrease in the construction cost of such assets could have a significant impact in their revalued amounts. A 5% variation in the estimate of normal wear and tear could also have a significant impact in their revalued amounts.

        The Group has not made any material changes to its valuation methodology. Assumptions and estimates were updated to reflect the economic environment.

  (c)
  Impairment testing

        Intangible assets with finite lives and property, plant and equipment are amortized or depreciated over their estimated useful life on a straight line basis. The Group monitors conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization or depreciation period. The Group tests these assets for potential impairment whenever its management concludes events or changes in circumstances indicate that the carrying amount may not be recoverable. The Group has applied judgment in the identification of the indicators of impairment for property and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its consolidated combined financial statements. Accordingly, the Group has not estimated any recoverable values for its property, plant and equipment and finite life intangible assets.

        As part of the Cargill acquisition, the Group acquired a brand which the Group determined to have an indefinite useful life. The balance of this brand, which amounted to $65 million as of November 30, 2016, is not amortized to expense, instead it is tested for impairment at least annually. The Group performs its annual impairment analysis at the end of the fourth quarter. If events or indicators of impairment occur between annual impairment analyses, the Group performs an impairment analysis of the brand at that date. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant asset. In testing for a potential impairment of this brand, the Group (1) allocated the brand to its "Branded industrial products" cash generating unit to which the acquired brand relates; (2) estimate the recoverable value of this cash generating unit using a discounted cash flow model; (3) compare the recoverable value of the cash generating unit to its carrying value; and (4) if the estimated recoverable value of the cash generating unit is less than the carrying value, the

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

Group must reduce the carrying amount of its cash generating unit to its estimated recoverable amount, and (5) allocate the reduction or impairment loss to the assets in the cash generating unit.

        The process of evaluating the potential impairment of its brand is subjective and requires significant judgment at many points during the analysis, including the identification of its cash generating unit, identification and allocation of the assets and liabilities to the cash generating unit and determination of its recoverable value. In estimating the recoverable value of the cash generating unit for the purposes of its annual or periodic impairment analyses, the Group makes estimates and significant judgments about the future cash flows of that cash generating unit. Its cash flow forecasts is based on assumptions that represent the highest and best use for its cash generating unit.

        The Group employs a discounted cash flow model to estimate the value in use of the cash generating unit. This model requires the use of significant estimates and assumptions regarding future revenues, costs, margins, terminal year growth rate and cost of capital. Its cash flow models are based on its forecasted results for a period of 5 years. Actual results could differ from its projections. Some assumptions, such as future revenues and costs are company driven and could be affected by a loss of one or more significant contracts or customers; failure to control costs on certain contracts or a decline in demand based on changing economic or regulatory conditions. Changes in external market conditions may affect certain other assumptions, such as the cost of its capital. Market conditions can be volatile and are outside of its control.

        The net cash inflows are discounted at a rate equivalent to the weighted average cost of capital adjusted by an appropriate risk factor. The terminal year growth rate applied for impairment testing in 2016 and the capital cost factors used to discount the expected cash flows are shown in the following table:

Variable	%
Terminal year growth rate	2
Weighted average cost of capital	12.5

        The Group completed its annual review of indefinite life intangible assets for the year ended November 30, 2016, which indicated that the Group had no impairment of the brand.

        Although the Group believes that the assumptions and estimates utilized are appropriate based on information available to management, changes in assumptions or circumstances could require changes in the analysis. Adverse changes in the assumptions utilized within its indefinite lived intangible asset impairment test could cause a reduction or elimination of excess fair value over carrying value, resulting in potential recognition of impairment.

        The sensitivity analysis for the cash-generating unit to which the brand was allocated was based on a 5% increase in the weighted average cost of capital or a 10% reduction in the long-term growth rate. The Group concluded that no impairment loss would need to be recognized on the brand in the cash-generating unit under these conditions.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

  (d)
  Income taxes

        Significant estimates are made to determine both current and deferred tax liabilities/ assets, not least the value of deferred tax assets. Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized, based on management's assumptions relating to the amounts and timing of future taxable profits. The Group must then determine the possibility that deferred tax assets will be utilized and offset against future taxable profits. The actual results may differ from these estimates, for instance due to changes in the business climate, changed tax legislation, or the outcome of the final review by tax authorities and tax courts of tax returns.

        The amount of income tax the Group pays is subject to evaluation of assessment proceedings by income tax authorities, which may result in adjustments to its carried forward tax losses. Its estimate of the potential outcome for any uncertain tax issue is highly judgmental. During the corporate reorganization significant judgment was required in determining the overall provision for income taxes. There were many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due and believes it has adequately provided for any reasonably foreseeable outcome related to these matters. However, its future results may include favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, tax examinations are closed or when statutes of limitation on potential assessments expire.

        Factors affecting the tax charge in future years are principally a devaluation in subsidiaries with dollar as a functional currency, an increase in non-taxable income and related expenses or any gain on acquisition of businesses.

  (e)
  Business combinations—purchase price allocation

        The Group accounts for business combinations under the provisions of International Financial Reporting Standard 3 ("IFRS 3"), Business Combinations, which requires that the purchase method of accounting be used for all business combinations. Assets acquired and liabilities assumed are recorded at the date of acquisition at their respective fair values, with some exceptions. Non-controlling interests can be measured at either fair value or the present ownership interests' proportionate share of the acquiree's net identifiable assets. IFRS 3 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Otherwise, a gain on bargain purchase occurs where the consideration, the non-controlling interest and the previously held interest are less than the fair value of the net identifiable assets. A bargain purchase represents an economic gain, which should be immediately recognized in profit or loss. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

        In August 31, 2016, the Group completed the acquisition of the Cargill's mill operations. The estimated fair value of net assets acquired, including the allocation of the fair value to identifiable assets and liabilities, was determined using all available information to make these fair value determinations, including independent appraisals. The estimated fair value of the net assets acquired was determined using the income approach to valuation based on the discounted cash flow method. Under this method, expected future cash flows of the business on a stand-alone basis are discounted back to a present value. The discounted cash flow valuation method requires the use of assumptions, the most significant of which include: future revenue growth, future earnings before interest, depreciation and amortization, terminal value growth rate, weighted average cost of capital and discount rate.

        The estimated fair value of identifiable intangible assets, consisting of customer relationships and brands acquired were determined using the income approach method and relief of royalty method, respectively. The acquisition resulted in the recognition of a bargain purchase gain of $1,084 million.

        The income approach method used to value customer relationships requires the use of assumptions, the most significant of which include: the remaining useful life, expected revenue, survivor curve, earnings before interest and tax margins, marginal tax rate, contributory asset charges, weighted average cost of capital and discount rate.

        The most significant assumptions under the relief of royalty method used to value brands include: estimated remaining useful life, expected revenue, royalty rate, tax rate, weighted average cost of capital and discount rate.

        Management has developed these assumptions on the basis of historical knowledge of the business and projected financial information of the Company. These assumptions may vary based on future events, perceptions of different market participants and other factors outside the control of management, and such variations may be significant to estimated values.

        The sensitivity analysis for the discounted cash flows was based on a 10% reduction in future cash flows, a 5% increase in the discount rate or a 10% reduction in the long-term growth rate. Those increases/decreases in isolation would have decreased the amount of the bargain purchase gain in $(80) million, $(140) million and $(40) million, respectively.

5. Segment information

        IFRS 8 "Operating Segments" requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and to assess performance. The amounts reported for each segment item are the measures reported to the chief operating decision maker for these purposes. The Group's Executive Committee is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

        The Group has three reportable operating segments, which are organized based upon similar economic characteristics and are similar in nature of products offered and production processes, the type and class of customer and distribution methods, as follows:

  •
  Retail Products segment: includes the production and sale of value-added grain and flour-based products directly to consumers through distribution networks involving both large supermarkets, wholesalers and other third-party distributors and smaller points of sale such as gas stations, convenience stores and fast food restaurants. The products include vegetable oil, flour, biscuits, cookies and crackers, pasta, ready mixed flour, bread crumbs and frozen foods.

  •
  Branded Industrial Products segment: consists of the production and sale of primary food products for industrial use. Products include wheat flour, soybean flour and other milled grains as well as animal feed sub-products. It also includes the Groups' packaging production operations which fulfill all of the packaging needs of the Retail Products segment as well as certain packaging production needs of other companies.

  •
  Agro-Services and Sustainable Sourcing segment: includes the purchase or acquisition of grains for cash or received in payment for goods and services, and the sorting, storage, drying and conditioning, transport and sale of agricultural commodities and commodity products. This segment sources primary agricultural food products to the Branded Industrial Products segment, and also provides farmers with a variety of products and services in exchange for primary food products. It also includes port operations at Las Palmas port and other logistics activities.

  Seasonality of operations

        The Group's Agro-Services and Sustainable Sourcing segment business' activities are inherently seasonal, as activity peaks during the harvest period, which runs from December through February for wheat, February to April for sunflower seeds and April through August for soybeans. During the planting season, which runs from June through August, demand from producers for fertilizer and other agro inputs related to their planting, increases the sales activity of the Agro-Services business line. This seasonality creates fluctuations in inventory, farming products and services, usually peaking in May to cover sales between crop harvests (i.e., December through October), and a degree of seasonality in cash flow, with cash flows significantly lower in the last quarter of the fiscal year.

        The sales of the Group's Retail Products segment are also subject to fluctuations in its cash flow due in part to the seasonal demand for certain of its business products. Retail flour business line peaks from June through July with a trough in consumption in December and January.

        Sales in the Branded Industrial Products segment are subject to less volatility.

  Definition of Adjusted EBITDA

        Adjusted Segment EBITDA and Total Adjusted Segment EBITDA refer to earnings (profit or loss for the year) before interest expense, interest income, foreign exchange differences, income taxes, and depreciation and amortization, further adjusted to exclude certain items that are not consider part of the Group's core operating results. Such adjustments may include bargain purchase gains and goodwill impairment charges. The Group believes its presentation of Adjusted Segment EBITDA is useful to

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

management in understanding its segments' operating and financial performance, to identify trends affecting the business, and in making strategic business decisions.

        Total Adjusted Segment EBITDA refers to the sum of all Adjusted Segment EBITDA for all segments.

        A reconciliation is provided of Total Adjusted Segment EBITDA to Profit for the Year, the most directly comparable financial performance calculated and presented as required by IFRS.

        The following tables present information with respect to the Group's reportable segments for the six months ended on May 31, 2017 and 2016:

May 31, 2017 (Unaudited)	Agro-services and sustainable sourcing	Branded industrial products	Retail products	Intersegment eliminations	Total
Net Sales to third parties	5,276,414	3,690,025	2,474,779	—	11,441,218
Intersegment sales	2,794,697	910,344	—	(3,705,041)	—

Net Sales	8,071,111	4,600,369	2,474,779	(3,705,041)	11,441,218
Cost of sales (exclusive of depreciation and amortization shown separately below)	(7,178,309)	(3,468,816)	(1,726,918)	3,705,041	(8,669,002)
Depreciation and amortization	(29,799)	(117,056)	(133,411)	—	(280,266)

Margin before Operating Expenses	863,003	1,014,497	614,450		2,491,950
Selling expenses	(365,673)	(726,144)	(360,816)		(1,452,633)
Administrative expenses	(191,364)	(155,373)	(131,644)		(478,381)
Other operating income, net	(2,612)	(4,120)	4,364		(2,368)

Results from Operations before Financing and Taxation	303,354	128,860	126,354		558,568
Depreciation & Amortization	31,289	119,117	132,977		283,383

Adjusted Segment EBITDA	334,643	247,977	259,331

Total Adjusted Segment EBITDA					841,951

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

May 31, 2016 (Unaudited)	Agro-services and sustainable sourcing	Branded industrial products	Retail products	Intersegment eliminations	Total
Net Sales to third parties	7,440,215	3,755,532	1,607,272	—	12,803,019
Intersegment sales	2,683,089	791,627	—	(3,474,716)	—

Net Sales	10,123,304	4,547,159	1,607,272	(3,474,716)	12,803,019
Cost of sales (exclusive of depreciation and amortization shown separately below)	(9,202,674)	(3,188,966)	(971,398)	3,474,716	(9,888,322)
Depreciation and amortization	(10,861)	(23,691)	(28,763)	—	(63,315)

Margin before Operating Expenses	909,769	1,334,502	607,111		2,851,382
Selling expenses	(634,752)	(838,664)	(275,955)		(1,749,371)
Administrative expenses	(76,628)	(116,005)	(125,283)		(317,916)
Other operating income, net	(119)	1,495	15		1,391

Results from Operations before Financing and Taxation	198,270	381,328	205,888		785,486
Depreciation & Amortization	15,600	28,121	26,309		70,030
Adjusted Segment EBITDA	213,870	409,449	232,197

Total Adjusted Segment EBITDA					855,516

        Following are the assets assigned to the Group's business segments as of May 31, 2017 and November 30, 2016:

	Agro-services and sustainable sourcing	Branded industrial products	Retail products	Total
May 31, 2017
Inventories	4,022,641	601,373	347,258	4,971,272
Property, plant and equipment	1,842,562	6,728,336	4,994,173	13,565,071
Intangible assets	1,609	102,527	—	104,136

Total	5,866,812	7,432,236	5,341,431	18,640,479

November 30, 2016
Inventories	1,079,546	967,602	443,537	2,490,685
Property, plant and equipment	1,651,868	5,652,299	4,410,454	11,714,621
Intangible assets	4,882	109,589	—	114,471

Total	2,736,296	6,729,490	4,853,991	14,319,777

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

        Reconciliation of Profit/(loss) for the period to Total Adjusted Segment EBITDA for the 6 months ended on May 31, 2017 and 2016 is the following:

	6 months ended
	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
Profit/ (loss) for the period	48,672	(350,742)
Income tax expense	66,401	(189,794)

Profit before Income Tax	115,073	(540,536)
Depreciation & Amortization	283,383	70,030
Financial income	(41,676)	(101,415)
Financial costs	351,096	448,425
Exchange differences, net	134,074	979,012

Total Adjusted Segment EBITDA	841,951	855,516

        Revenue by destination for the 3 and 6 months ended on May 31, 2017 and 2016 is:

	3 months ended		6 months ended
	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
Argentina	5,067,005	4,123,956	7,962,096	8,350,645
Bolivia	178,438	82,891	395,206	181,985
Brazil	388,296	189,721	710,139	334,293
Chile	33,769	25,743	66,977	61,801
Uruguay	169,499	118,995	321,494	215,431
Rest of America	38,895	98,865	47,433	208,294
Africa	231,099	604,116	345,884	678,925
China	765,630	784,191	771,819	728,066
Rest of Asia	207,356	1,045,543	470,774	1,539,407
Middle East	—	184,490	126,569	193,488
Europe	193,553	284,394	222,827	310,684

Total	7,273,540	7,542,905	11,441,218	12,803,019

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

        Total Property, plant and equipment, Investment property, and Intangible assets, included in non-current Assets, located in Argentina, the Group's country of domicile, and in all foreign countries in which the entity holds assets as of May 31, 2017 and November 30, 2016 is the following:

	May 31, 2017 (Unaudited)	November 30, 2016
Argentina	12,733,807	11,030,254
Bolivia	343	381
Brazil	47,270	18,889
Chile	267	270
Uruguay	887,520	833,792

Total	13,669,207	11,883,586

        Reconciliation of the above mentioned non-current assets by geography to Total Non-current Assets as of May 31, 2017 and November 30, 2016 is the following:

	May 31, 2017 (Unaudited)	Nov 30, 2016
Non-current assets by geography	13,669,207	11,883,586
Deferred income tax assets	35,893	34,350
Other investments	15	15
Other receivables, net	128,339	359,790
Trade receivables, net	57	—

Total Non-current Assets	13,833,511	12,277,741

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

6. Property, plant and equipment, net

        Changes in property, plant and equipment for six months ended May 31, 2017 and 2016 were as follows:

	Furniture and Equipment	Machinery	Vehicles	Land, Buildings and Facilities	Spare parts	Construction in Progress	Total
At May 31, 2017
Opening net book amount	35,721	3,947,053	47,698	6,543,126	1,154	1,139,869	11,714,621
Additions	3,985	33,539	8,631	4,241	—	476,516	526,912
Reclassifications, net	720	42,133	331	24,483	—	(67,667)	—
Reclassification from Investment property	—	—	—	1,112	—	—	1,112
Disposals, net	(3,673)	(44,488)	(18,206)	(47,249)	—	—	(113,616)
Revaluation	—	763,117	—	933,720	—	—	1,696,837
Exchange conversion adjustment	144	5,466	84	4,521	—	2,819	13,034
Depreciation charge	(5,656)	(168,921)	(4,585)	(94,667)	—	—	(273,829)

Closing net book amount	31,241	4,577,899	33,953	7,369,287	1,154	1,551,537	13,565,071

At May 31, 2017 (Unaudited)
Gross current amount	101,059	4,577,899	74,577	7,369,287	1,154	1,551,537	13,675,513
Accumulated depreciation	(69,818)	—	(40,624)	—	—	—	(110,442)

Net book amount	31,241	4,577,899	33,953	7,369,287	1,154	1,551,537	13,565,071

At May 31, 2016
Opening net book amount	26,113	1,823,303	23,113	3,238,359	1,154	236,633	5,348,675
Additions	7,126	33,989	5,455	26,366	—	625,408	698,344
Reclassifications, net	—	3,632	—	3,738	—	(7,370)	—
Disposals, net	(2,178)	(13,536)	(1,194)	(114,447)	—	(1,895)	(133,250)
Revaluation	—	608,223	—	1,066,091	—	—	1,674,314
Currency conversion	1,827	90,480	2,334	89,664	—	7,410	191,715
Depreciation charge	(7,521)	(29,222)	(3,526)	(25,827)	—	—	(66,096)
Closing net book amount	25,367	2,516,869	26,182	4,283,944	1,154	860,186	7,713,702
At May 31, 2016
Gross current amount	79,245	2,801,042	58,700	4,547,467	1,154	860,186	8,347,794
Accumulated depreciation	(53,878)	(284,173)	(32,518)	(263,523)	—	—	(634,092)

Net book amount	25,367	2,516,869	26,182	4,283,944	1,154	860,186	7,713,702

  Revaluation of Property, plant and equipment

        The Group obtains independent valuations for its land, buildings, installations and machinery (classified as property, plant and equipment) at least annually.

        At least at the end of each reporting year the Directors update their assessment of the fair value of each item of property, plant and equipment, taking into account the most recent independent

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

6. Property, plant and equipment, net (Continued)

valuations. Valuations were performed at May 31, 2017, November 30, 2016 and May 31, 2016. The Directors determine the property, plant and equipment's value within a range of reasonable fair value estimates.

        All resulting fair value estimates for properties are included in level 3. An explanation of each level is provided in Note 9.

        Following are the carrying amounts that would have been recognized had the assets been carried under the cost model.

Class of property	Revalued amount	Value at cost
At November 30, 2016
Land, Buildings and Facilities	6,543,126	1,432,702
Machinery	3,947,053	1,722,121
At May 31, 2017
Land, Buildings and Facilities	7,369,287	1,368,573
Machinery	4,577,899	1,688,882

7. Investment property

        Investment property comprises primarily of land owned for appreciation. Changes in the Group's investment property for the 6 months ended on May 31, 2017 and 2016 were as follows:

	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
At beginning of year	54,494	72,626
Additions	1,000	—
Reclassification to property, plant and equipment	(1,112)	—
Disposals	(54,478)	—
Currency conversion	96	303

At end of period	—	72,929

        Reclassification to Property, plant and equipment corresponds to certain properties previously classified in this category that the Group has decided to use. The Group has disposed of its Investment property in the period in exchange for the acquisition of Cañuelas Pack's business.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

8. Intangible assets, net

        Changes in intangible assets for the 6 months periods ended on May 31, 2017 and 2016 were as follows:

	Brands and Patents	Software	Customer contracts	Product development	Total
At May 31, 2016 (Unaudited)
Opening net book amount	6,653	6,966	—	740	14,359
Additions	18	204	—	178	400
Acquisition of business	—	—	—	—	—
Disposals	(85)	259	—	—	174
Exchange conversion adjustment	590	619	—	—	1,209
Amortization charge	(2,291)	(1,556)	—	(87)	(3,934)

Closing net book amount	4,885	6,492	—	831	12,208
At May 31, 2016 (Unaudited)
Cost	24,761	16,977	—	4,660	46,398
Accumulated amortization	(19,876)	(10,485)	—	(3,829)	(34,190)

Net book amount	4,885	6,492	—	831	12,208

At May 31, 2017 (Unaudited)
Opening net book amount	69,308	6,507	37,472	1,184	114,471
Additions	—	3,488	—	585	4,073
Disposals	—	(4,922)	—	—	(4,922)
Exchange conversion adjustment	4	64	—	—	68
Amortization charge	(735)	(1,239)	(7,322)	(258)	(9,554)

Closing net book amount	68,577	3,898	30,150	1,511	104,136
At May 31, 2017 (Unaudited)
Cost	92,931	8,589	41,177	5,911	148,608
Accumulated amortization	(24,354)	(4,691)	(11,027)	(4,400)	(44,472)

Net book amount	68,577	3,898	30,150	1,511	104,136

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

9. Financial assets at fair value

        The following table shows the carrying amounts of financial assets and financial liabilities by category of financial instrument, as required by IFRS 13 and IFRS 7 as of May 31, 2017 and November 30, 2016.

		At fair value
At May 31, 2017 (Unaudited)	At amortized cost	through profit or loss	through OCI	Total	Non- financial Items	Total
Assets as per statement of financial position
Other receivables	9,468	—	—	9,468	1,216,527	1,225,995
Trade receivables	3,345,860	—	—	3,345,860	—	3,345,860
Other investments	15	—	—	15	—	15
Derivatives	—	9,370	—	9,370	—	9,370
Cash and cash equivalents	3,057,414	300,413	—	3,357,827	—	3,357,827

Total	6,412,757	309,783	—	6,722,540	1,216,527	7,939,067

Liabilities as per statement of financial position
Borrowings	15,829,379	—	—	15,829,379	—	15,829,379
Derivatives	—	83	—	83	—	83
Trade and other accounts payable	4,809,888	3,497,817	—	8,307,705	5,971	8,313,676

Total	20,639,267	3,497,900	—	24,137,167	5,971	24,143,138

		At fair value
At November 30, 2016	At amortized cost	through profit or loss	through OCI	Total	Non- financial Items	Total
Assets as per statement of financial position
Other receivables	51,244	—	—	51,244	1,434,872	1,486,116
Trade receivables	5,592,599	—	—	5,592,599	—	5,592,599
Other investments	15	—	—	15	—	15
Derivatives	—	315,164	—	315,164	—	315,164
Cash and cash equivalents	3,564,103	230,564	—	3,794,667	—	3,794,667

Total	9,207,961	545,728	—	9,753,689	1,434,872	11,188,561

Liabilities as per statement of financial position
Borrowings	10,379,048	—	—	10,379,048	—	10,379,048
Derivatives	—	1,154	—	1,154	—	1,154
Trade and other accounts payable	3,834,569	2,515,849	—	6,350,418	448,168	6,798,586

Total	14,213,617	2,517,003	—	16,730,620	448,168	17,178,788

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

9. Financial assets at fair value (Continued)

        Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values.

  Determining fair values

        IFRS 13 defines the fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the "economic investment class". The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

        Level 1: valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis.

        Level 2: financial instruments are valued using models based on observable market data.

        Level 3: uses valuation techniques not based on inputs observable in the market, insofar as no observable market data are available. The inputs used reflect the Group's assumptions regarding the factors which market players would consider in their pricing.

At May 31, 2017 (Unaudited)	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	300,413	—	—	300,413
Derivatives	9,370	—	—	9,370

Total	309,783	—	—	309,783

Liabilities
Derivatives	83	—	—	83
Trade and other accounts payable	—	3,497,817	—	3,497,817

Total	83	3,497,817	—	3,497,900

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

9. Financial assets at fair value (Continued)

Fair value valuation hierarchy levels At November 30, 2016	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	230,564	—	—	230,564
Derivatives	315,164	—	—	315,164

Total	545,728	—	—	545,728

Liabilities
Derivatives	1,154	—	—	1,154
Trade and other accounts payable	—	2,515,849	—	2,515,849

Total	1,154	2,515,849	—	2,517,003

        Cash and cash equivalents includes mutual funds valued based on unadjusted quoted prices in active markets. Qualify as Level 1.

        Derivatives: commodity future contracts are valued based on quoted prices in active grain markets. Qualify as Level 1.

        Trade and other accounts payable: includes trade payables arising for purchases of grains from producers and whose value changes in response to the change in the specific commodity's price. These liabilities are measured by valuing each ton of grain owed at fair value using prices quoted on active grain markets at the end of each period, adjusted by the contractual conditions specified by the Group. Qualify as Level 2.

10. Derivatives

        Derivatives are only used for economic hedging purposes and not as speculative investments. However, where derivatives do not meet hedging criteria, they are classified as "fair value through profit or loss" for accounting purposes below: The Group has the following derivative financial instruments:

	May 31, 2017 (Unaudited)	Nov 30, 2016
Current assets:
Commodity future contracts	9,370	315,164
Current liabilities:
Commodity future contracts	83	1,154

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

11. Trade and other receivables, net

Trade receivables	May 31, 2017 (Unaudited)	Nov 30, 2016
Current
Third party receivables	2,583,922	4,559,893
Notes receivable	516,811	740,981
Related party receivables (Note 26)	265,855	18
Discounted notes	1,632	332,009
Non-performing receivables	33,536	31,757
Less: accrual for doubtful accounts	(55,953)	(72,059)

Total current trade receivables	3,345,803	5,592,599

Non-Current
Third party receivables	57	—

Total non-current trade receivables	57	—

Other receivables	May 31, 2017 (Unaudited)	Nov 30, 2016
Non-Current
Other receivables—related (Note 26)	118,942	122,500
Income tax related credits	—	200,762
Misc receivables	9,397	36,528

Total non-current Other receivables	128,339	359,790

Current
Advances to suppliers	130,705	75,331
Employee loans and advances	18,015	5,191
Income tax related credits	68,915	208,568
Other tax credits	578,589	556,263
Export refunds	853	22,676
Shareholders (Note 26)	—	35,886
Other receivables—Directors (Note 26)	47,818	33,190
Other receivables—related (Note 26)	10,361	10,026
Compensations receivable	—	44,256
Grain future market guaranties	70	22,071
Prepaid expenses and other receivables	242,330	112,868

Total current Other receivables	1,097,656	1,126,326

        Prepaid expenses and other receivables include $14,075 corresponding to expenses related to the IPO.

        The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current other receivables approximate their carrying amount, as the impact of discounting is not significant.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

11. Trade and other receivables, net (Continued)

        The carrying amounts of the trade receivables include deferred checks which are subject to a factoring arrangement. Under this arrangement, the group has transferred the relevant receivables to the financial institution in exchange for cash. However, the group has retained late payment and credit risk. The group therefore continues to recognize the transferred assets in their entirety in its balance sheet. The amount repayable under the factoring agreement is presented as secured borrowing.

        The carrying amounts of the Group's trade and other receivables are denominated in the following currencies, expressed in Argentine pesos:

	May 31, 2017 (Unaudited)	Nov 30, 2016
Argentina pesos	3,706,318	6,595,767
Bolivianos	7,519	2,208
Brazilian reales	155,267	160,255
Chilean pesos	22,591	18,858
Uruguay pesos	48,475	29,572
USD	631,685	272,055

Total	4,571,855	7,078,715

        The Group recognizes an allowance for doubtful accounts receivable when there is objective evidence that it will not be able to collect all amounts due according to the original terms of the receivables. Management considers all available evidence in determining when a receivable is impaired, including delinquency in payments, aging of accounts, historic loss experience, customers' creditworthiness and changes in payment habits. Receivables not due may be provisioned if specific analysis indicates a potential impairment.

12. Inventories

        The following table provides a breakdown of inventories:

	May 31, 2017 (Unaudited)	Nov 30, 2016
Raw material	3,805,564	487,183
Finished goods	573,077	1,721,175
Packaging and other supplies	546,369	262,404
Imports in transit	41,504	11,593
Materials and supplies	4,758	8,330

Total	4,971,272	2,490,685

        Inventory value at May 31, 2017 includes $302,680 of commodities (wheat and corn) acquired with the purpose of re-selling in the near future and carried at fair value less cost to sell. The resulting profit from fluctuations in price recorded as a reduction to Cost of sales amounts to $54,080 in the period ended May 31, 2017.

        The Group has no material obsolescence reserves of inventory recorded as of May 31, 2017 and November 30, 2016.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

13. Cash and cash equivalents

	May 31, 2017 (Unaudited)	Nov 30, 2016
Cash	13,253	2,909
Cash in banks	3,010,383	2,878,206
Temporary investments	334,191	913,552

Total	3,357,827	3,794,667

        Temporary investments consist of highly liquid short term investments in fixed term deposits and mutual funds.

        The carrying amount of the Group's cash and cash equivalents is denominated in the following currencies, expressed in Argentina pesos:

	May 31, 2017 (Unaudited)	Nov 30, 2016
Argentina pesos	571,869	1,453,409
Chilean pesos	425	2,783
Bolivianos	11,732	1,051
Chinese Yuan	—	244
Euros	135	100
USD	2,709,684	2,295,635
Brazilian reales	58,560	38,492
Uruguay pesos	5,422	2,953

Total	3,357,827	3,794,667

14. Legal and other reserves

        According to the laws of Argentina, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses.

        In addition, from time to time, the subsidiaries of the Group may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution.

15. Borrowings

        As of May 31, 2017 and November 30, 2016 the Group's financial liabilities amounted to:

Non current	May 31, 2017 (Unaudited)	Nov 30, 2016
Bank borrowings	9,633,060	6,208,904
Obligations under finance leases	102,854	25,419

Total	9,735,914	6,234,323

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

15. Borrowings (Continued)

Current	May 31, 2017 (Unaudited)	Nov 30, 2016
Bank borrowings	6,070,929	3,945,596
Discounted notes	1,632	184,506
Obligations under finance leases	20,904	14,623

Total	6,093,465	4,144,725

Total Financial Liabilities	15,829,379	10,379,048

        The following table provides information on the main bank borrowings:

		Amount		Amount due
Bank	Borrowing date	In borrowing currency		May 31, 2017	November 30, 2016	Maturity date
				(in $ 000)	(in $ 000)
International Finance Corporation (with Rabobank)	6/28/2016	80,000	USD	1,288,000	1,269,440	March 15, 2024
International Finance Corporation (with Rabobank)	11/18/2016	75,000	USD	1,207,500	1,190,100	September 15, 2024
Banco Santander Rio	6/2/2016	30,000	USD	—	476,040	May 9, 2017
Natixis	5/27/2016	25,000	USD	—	396,700	March 10, 2017
Banco de la Provincia de Buenos Aires	9/27/2016	10,000	USD	—	158,680	February 15, 2017
Deutsche Bank	7/23/2013	44,305	USD	533,613	501,704	March 20, 2024
Bankinter	11/18/2016	15,000	USD	241,500	238,020	November 17, 2019
Banco Ciudad de Buenos Aires	3/2/2013	18,000	USD	177,543	185,275	March 2, 2025
Banco Macro	12/13/2016	18,000	USD	289,800	—	January 3, 2018
Banco Supervielle	12/22/2016	4,000	USD	64,400	—	June 21, 2017
Banco de la Nación Argentina	12/16/2016	10,000	USD	161,000	—	December 16, 2017
Banco Itau—JP Morgan	2/6/2017	70,000	USD	1,127,000	—	February 15, 2022
Banco Comafi	12/12/2016	4,000	USD	64,400	—	June 12, 2017
ING Bank	1/3/2017	100,000	USD	1,610,000	—	March, 2018
FMO	1/9/2017	100,000	USD	1,472,000	—	December 3, 2020
Natixis	12/19/2016	50,000	USD	805,000	—	November 28, 2020
HSBC	12/1/2016	48,000	USD	772,800	—	December 1, 2019
Banco de la Provincia de Buenos Aires	10/31/2016	4,300	USD	—	68,232	February 15, 2017
Banco de la Provincia de Buenos Aires	11/15/2016	5,600	USD	—	88,861	February 15, 2017
Banco Hipotecario	12/13/2013	15,000		$—	1,667	December 13, 2016
Banco de Inversión y Comercio Exterior	11/7/2016	12,000	USD	193,200	160,013	November 7, 2024
Banco Galicia	11/7/2016	16,000	USD	—	253,888	February 23, 2017
Banco Hipotecario	10/21/2016	23,000	USD	340,457	364,964	October 10, 2021
Banco Ciudad de Buenos Aires	10/14/2016	3,800	USD	61,180	60,298	September 29, 2019
Banco de la Nación Argentina	10/15/2012	42,000		$4,375	9,625	October 5, 2017
Banco de la Nación Argentina	7/3/2015	30,000		$23,125	26,875	June 8, 2020
Banco de la Nación Argentina	7/3/2015	30,000		$23,125	26,875	June 8, 2020
Banco de la Nación Argentina	10/19/2015	50,000		$23,611	31,946	October 3, 2018
Banco de la Provincia de Buenos Aires	8/31/2015	70,000		$58,333	66,111	February 8, 2021
Banco Itau	11/14/2016	10,000	USD	—	158,680	February 14, 2017
FMO	1/14/2016	100,000	USD	—	1,586,800	January 9, 2017
ABN AMRO Bank(1)	10/11/2016	25,000	USD	—	396,700	July 7, 2017
BLADEX	11/8/2016	10,000	USD	—	158,680	February 6, 2017
BLADEX	11/10/2016	10,000	USD	—	158,680	February 8, 2017

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

15. Borrowings (Continued)

		Amount		Amount due
Bank	Borrowing date	In borrowing currency		May 31, 2017	November 30, 2016	Maturity date
				(in $ 000)	(in $ 000)
Banco Ciudad de Buenos Aires(1)	11/28/2013	12,000	USD	—	95,208	December 5, 2018
Banco de la Nación Argentina	9/21/2016	50,000	USD	—	793,400	March 20, 2017
IIG TOF(1)	10/19/2016	23,500	USD	—	372,898	June 15, 2017
Banco Itau	4/19/2013	10,000	USD	92,000	102,008	April 19, 2021
Scotiabank	6/28/2016	1,500	USD	—	23,802	December 26, 2016
Scotiabank	4/26/2013	5,000	USD	—	46,282	May 10, 2017
Scotiabank	11/24/2016	3,500	USD	—	55,538	May 23, 2017
Banco Itau	6/8/2016	1,000	USD	—	15,868	December 8, 2016
Banco Itau	11/30/2016	1,313	USD	—	20,842	December 1, 2016
HSBC	8/31/2016	11,776	USD	—	186,867	January 13, 2017
Banco Santander Rio	11/11/2016	2,070	USD	—	32,847	January 10, 2017
Banco Santander Rio	8/30/2016	430	USD	—	6,823	December 1, 2016
Banco Santander Rio	2/24/2016	1,000	USD	2,765	8,079	August 24, 2017
Banco de la Provincia de Buenos Aires	1/17/2017	1,200	USD	19,320	—	July 14, 2017
Banco de la Provincia de Buenos Aires	8/15/2016	1,211	USD	—	19,042	December 13, 2016
Heritage	10/1/2016	4,000	USD	—	63,472	November 30, 2016
Banco de la Nación Argentina	9/5/2016	1,600	USD	—	25,389	December 5, 2016
BAF	3/17/2016	2,000	USD	—	24,660	March 13, 2017
Banco Itau	11/26/2014	1,193	USD	3,210	6,280	November 10, 2017
Banco Itau	11/14/2016	1,135	USD	—	17,923	April 13, 2017
Banco Itau	10/3/2016	1,862	USD	—	29,403	January 31, 2017
Banco Safra	12/14/2016	160	USD	2,583	—	June, 2017
Banco Santander Rio	2/17/2017	925	USD	14,935	—	August, 2017
BBVA Frances	8/30/2016	2,000	USD	—	31,736	November 30, 2016
Banco de Cordoba	5/30/2014	1,500		$255	504	November 30, 2017
Banco de Cordoba	11/1/2014	2,000		$668	1,001	May, 2018
Banco de Cordoba	12/1/2014	230		$85	123	July, 2018
Banco de Cordoba	3/1/2015	2,070		$1,093	1,438	December, 2018
BBVA Frances	9/1/2015	4,500		$3,477	3,834	October, 2020
Banco Hipotecario	12/1/2015	14,000		$10,889	14,000	December, 2018
Banco Hipotecario	1/1/2016	4,000		$3,111	4,000	January, 2019
Banco de la Nación Argentina	10/23/2012	2,000		$185	407	September, 2017
Banco de Cordoba	12/13/2013	3,600		$100	700	July, 2017
ICBC	11/20/2014	1,273	USD	10,248	12,121	October, 2019
Banco de la Nación Argentina	3/27/2017	20,000	USD	322,000	—	March 22, 2018
BLADEX	3/31/2017	20,000	USD	322,000	—	September 27, 2017
Bradesco	4/11/2017	10,000	USD	161,000	—	April 6, 2018
Deutsche Bank	4/14/2017	17,500	USD	281,750	—	October 11, 2017
JP Morgan	4/12/2017	6,000	USD	96,600	—	October 6, 2017
JP MORGAN	5/5/2017	4,000	USD	64,400	—	October 2, 2017
Banco Santander Rio	5/5/2017	10,000	USD	161,000	—	November 1, 2017
Banco Santander Rio	5/9/2017	29,940	USD	482,034	—	May, 2020
ABN AMRO Bank(1)	5/5/2017	25,000	USD	402,500	—	November 1, 2017
Banco Itau	5/14/2017	10,000	USD	161,000	—	May, 2018
ICBC	5/11/2017	10,000	USD	161,000	—	November 7, 2017
Banco de la Provincia de Buenos Aires	5/23/2017	36,000	USD	579,600	—	June 25, 2018
Banco Galicia	5/29/2017	16,000	USD	257,600	—	June 23, 2018

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

15. Borrowings (Continued)

		Amount		Amount due
Bank	Borrowing date	In borrowing currency		May 31, 2017	November 30, 2016	Maturity date
				(in $ 000)	(in $ 000)
Banco Itau	3/21/2017	1,698	USD	27,422	—	September 15, 2017
Banco Santander Rio	5/9/2017	615	USD	9,930	—	November 6, 2017
Bradesco	5/31/2017	1,500	USD	24,219	—	November 27, 2017
Banco Santander Rio	5/16/2017	4,462	R$	22,212	—	June 15, 2022
HSBC	5/15/2017	2,000	USD	32,200	—	July 14, 2017
HSBC	5/15/2017	6,776	USD	109,100	—	July 14, 2017
HSBC	5/2/2017	3,000	USD	48,300	—	July 31, 2017
Scotiabank	5/23/2017	3,500	USD	56,350	—	November 17, 2017
Scotiabank	12/26/2016	1,500	USD	24,150	—	June 23, 2017
Banco Itau—overdraft		1,496	USD	24,092	—
Discount Bank—overdraft		511	USD	8,233	—
Banco Santander Rio	5/31/2017	2,500	USD	40,250	—	June 30, 2017
Banco Itau	12/13/2016	1,000	USD	16,100	—	June 8, 2017
BBVA Frances	3/30/2017	1,000	USD	16,100	—	June 30, 2017
Heritage	4/24/2017	3,000	USD	48,300	—	June 26, 2017
Banco de la Nación Argentina	3/9/2017	1,450	USD	23,348	—	September 5, 2017
BAF LATAM Credit Fund	5/30/2017	55,000	USD	885,500	—	May 20, 2019
Other borrowings				128,813	103,151

Total Bank Borrowings				15,703,989	10,154,500

(1)
Loans to Compañía Argentina de Granos S.A.'s that did not transfer to the Company upon acquisition of the business on December 1, 2016.

        During 2017 and 2016, the annual average weighted interest rate of borrowings in US Dollars is approximately 5.4% and 5.1%, while for borrowings in Argentine pesos they are 23.4% and 28.3%, respectively. Several of the abovementioned loans contain certain customary financial covenants and restrictions which require the Group to meet pre-defined financial ratios, among other restrictions, as

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

15. Borrowings (Continued)

well as restrictions on the payment of dividends. At May 31, 2017, the Group was not in compliance with the following financial covenants, and for which the Group obtained waivers from the lenders:

Deutsche Bank	Natixis	HSBC	FMO	IFC	ITAU/ JP Morgan	ABN AMRO Bank
Current ratio	Current ratio	Current ratio	Current Ratio	Current ratio	Current ratio	Current ratio
Net Financial Debt to EBITDA ratio	—	Net Financial Debt to EBITDA ratio	Solvency ratio	Net Financial Debt to EBITDA ratio(1)	Leverage ratio	—
—	—	Total Liabilities to Tangible net worth ratio	—	Total Liabilities to Tangible net worth ratio(2)	—	—
—	—	—	—	Permitted Investments	—	—

(1)
Defined in the borrowing contract as net income before any extraordinary gains, non-cash income, gains or losses from sales of assets other than inventory, interest expense, income tax expense and depreciation and amortization expense.

(2)
Total shareholders' equity after deducting deferred tax assets and intangible assets

        For the majority of the borrowings, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. The fair value of non-current borrowings are based on discounted cash flows using a current borrowing rate. They are classified as level 3 fair values in their fair value hierarchy (see Note 9) due to the use of unobservable inputs, including own credit risk.

        The Group's main loans are described below:

  International Finance Corporation (IFC)

        During 2016, Molino Cañuelas received from International Finance Corporation (IFC) facility lines totaling USD 155 million corresponding to long-term loans structured as follows:

  •
  USD 60 million, funded by IFC with a 24 month grace period and a maturity of 8 years.

  •
  USD 95 million funded by Rabobank with an 18 month grace period and a maturity of 5 years.

        Funds have been primarily used for capital expenditures in the Group's industrial plants and working capital financing. These loans are guaranteed by Cañuelas Pack S.A. and have been secured with Molino Cañuelas plants as collateral.

  Deutsche Bank

        The Group obtained credit facilities from Deutsche Bank to be used to finance investments in capital expenditures. Payment term conditions include a grace period ranging between 12 to 24 months and its maturity is in 8 years. The loan is guaranteed by Molino Cañuelas Uruguay S.A. and Hermes Insurance Company, and has been secured with Molino Cañuelas plants as collateral.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

15. Borrowings (Continued)

  FMO

        Mid-term loan to Compañía Argentina de Granos S.A., used for pre-financing of exports and structured as follows:

  •
  USD 40 million funded by FMO with a 3 year grace period and a maturity of 5 years

  •
  USD 60 million funded by Itaú, ICBC, Credit Agricole and Bladex, with 18 months grace period and a maturity of 3 years.

        The obligations under this facility are secured by certain accounts and other instruments related to certain designated sales contracts, pursuant to a security and accounts control agreement among FMO, the Group, as borrower, and Itaú Unibanco S.A., as collateral agent and depositary bank, entered into on December 1, 2016. These designated sales contracts correspond to contracts from a set of eligible off-takers that meet certain criteria (including the direct payment of any proceeds into a collection account and the notification of the Collateral Agent of their intention to designate these contracts). As part of its obligations under the account control agreement, the aggregate collateral value of the designated sales contracts in the collection account must be equal to 120% of the value of any outstanding loans under the FMO Loan.

        In anticipation of the corporate reorganization, on December 1, 2016, the FMO facility was amended and restated and Molino Cañuelas S.A.C.I.F.I.A. assumed all of the rights and obligations of Compañía Argentina de Granos S.A.

  HSBC

        On December 1, 2016, the Group obtained USD 48 million used for restructuring borrowing with a year grace period and a maturity of 3 years.

  Natixis

        On December 19, 2016, the Group obtained USD 50 million used for working capital needs with 18 months grace period and a maturity of 4 years.

  ING

        On January 3, 2017, the Group obtained USD 100 million used for working capital needs with maturity on March 31, 2018.

  Itau Unibanco—JP Morgan Chase Bank

        On January 31, 2017, the Group obtained USD 70 million credit facilities used for pre-financing of exports with a year grace period and a maturity of 5 years.

  BAF LATAM Credit Fund

        On May 30, 2017, the Group obtained USD 55 million used for working capital needs with a maturity of 2 years.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

15. Borrowings (Continued)

        The carrying amount of the Group's borrowings are denominated in the following currencies, expressed in Argentina pesos:

	May 31, 2017 (Unaudited)	Nov 30, 2016
Argentina pesos	138,155	371,694
Other	22,219	—
US dollars	15,669,005	10,007,354

TOTAL	15,829,379	10,379,048

Collaterals

        The Group keeps several of its fixed assets as collateral of its borrowings with financial institutions. As of May 31, 2017 the collaterals maintained with those financial institutions are as follows:

Plant	Type	Asset class	Book value	Collateral value
Cañuelas	Pledge	Machinery	1,001,850	1,686,138
	Mortgage	Land, buildings and facilities	958,410	960,266
Spegazzini	Pledge	Machinery	525,733	793,092
	Mortgage	Land, buildings and facilities	640,361	1,059,183
Adelia Maria	Pledge	Machinery	251,189	231,014
	Mortgage	Land, buildings and facilities	371,992	373,954
Rosario	Pledge	Machinery	129,075	100,316
	Mortgage	Land, buildings and facilities	139,979	111,559
Pilar	Pledge	Machinery	541,089	342,118
	Mortgage	Land, buildings and facilities	368,829	406,341
Montevideo	Mortgage	Land, buildings and facilities	257,587	161,000

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

16. Trade and other payables

	May 31, 2017 (Unaudited)	Nov 30, 2016
Non Current
Trade accounts payable
Third parties	—	4,486
Related (Note 26)	—	184,555

Total	—	189,041

Current
Trade accounts payable
Third parties	6,826,271	2,358,075
Related (Note 26)	20,826	476
Notes payable	4,854	849,130
Customer advances	5,971	446,704
Other accounts payable
Third parties	52,662	2,162,159
Related (Note 26)	1,574	5,117
Taxes payable	395,044	247,885
Salaries and social securities payable	141,692	128,203
Vacation and 13th month accrual	114,915	152,413
Provision for Directors and Syndic fees	6,425	19,587
Dividends (Note 26)	742,900	213,280
Amounts due to Directors (Note 26)	542	26,516

Total	8,313,676	6,609,545

        The carrying amounts of the Group's trade and other payables are denominated in the following currencies, expressed in Argentine pesos:

	May 31, 2017 (Unaudited)	Nov 30, 2016
Argentina pesos	5,936,334	5,363,992
Bolivianos	10,659	1,941
Brazilian reales	36,895	25,521
Chilean pesos	105	63,143
Uruguay pesos	50,253	60,424
Euros	—	68,249
USD	2,279,430	1,215,316

Total	8,313,676	6,798,586

        The carrying of trade and other accounts payable are considered to be the same as their fair values, due to their short term maturity. The fair values of non-current trade and other payables approximate their carrying value, as the impact of discounting is not significant.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

17. Provisions

	May 31, 2017 (Unaudited)	Nov 30, 2016
Current
Labor	93,423	64,003
Others	4,137	3,786

Total	97,560	67,789

        Changes in Provisions for the 6 months ended May 31, 2017 and 2016 were as follows:

	Other	Labor	Commercial
At November 30, 2016	3,786	64,003	—
Increases	105	29,409	—
Foreign exchange conversion	246	11	—

Total at May 31, 2017 (Unaudited)	4,137	93,423	—

	Other	Labor	Commercial
At November 30, 2015	836	25,906	907
Increases	—	10,314	—
Foreign exchange conversion	367	32	395

Total at May 31, 2016 (Unaudited)	1,203	36,252	1,302

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

18. Sales

        Sales to third parties by business line within each of the defined businesses for the three and six months ended on May 31, 2017 and 2016 were as follows:

	3 month ended		6 month ended
	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
Net sales
Sustainable sourcing	2,553,893	3,318,515	3,730,250	5,777,229
Agro-services	956,857	437,029	1,142,941	1,110,963
Port and logistics	358,346	410,304	403,223	552,023

Total Agro-services and sustainable sourcing	3,869,096	4,165,848	5,276,414	7,440,215
Wheat flour	1,534,647	864,543	2,954,731	1,612,755
Soybean flour, oil and co-products	433,484	1,509,517	583,503	2,012,380
Packaging (Cañuelas Pack)	49,979	55,416	96,777	98,148
Other products	25,142	17,405	55,014	32,249

Total Branded industrial products	2,043,252	2,446,881	3,690,025	3,755,532
Vegetable Oil	488,302	249,581	927,908	491,198
Flour	484,487	400,378	833,703	621,742
Biscuits, cookies and crackers (excluding rice)	217,919	172,942	403,260	307,763
Pasta	24,007	24,798	38,649	36,828
Ready-mixed flour	23,006	19,074	43,185	35,628
Frozen products	75,573	30,101	144,387	54,572
Bread crumbs	42,366	32,154	72,712	57,642
Rice biscuits and crackers	3,449	—	7,975	—
Other products	2,084	1,148	3,000	1,899

Total Retail products	1,361,193	930,176	2,474,779	1,607,272

Total Net sales	7,273,541	7,542,905	11,441,218	12,803,019

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

19. Cost of sales

        Cost of sales to for six months ended on May 31, 2017 and 2016 were as follows:

	2017 (Unaudited)	2016 (Unaudited)
Inventories beginning balance	2,490,685	1,536,702
Purchases	11,712,709	10,644,919
Effect of reorganization	(1,186,552)	—
Vegetable oil private compensation	(30,013)	(109,801)
Export duty refunds	(15,666)	(140)
By-product sales	(317,115)	(46,405)
Manufacturing expenses	1,245,864	833,897
Effect of conversion	20,628	47,096
Inventories ending balance	(4,971,272)	(2,954,631)

Total Cost of Sales	8,949,268	9,951,637

        Private compensation grants related to "Argentina vegetable oil domestic market compensation trust" are deducted from Cost of sales. There are no unfulfilled conditions or other contingencies attaching to these grants.

20. Expenses by nature

        The Group presented the statement of comprehensive income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items "Manufacturing expenses", "Selling expenses", and "General and administrative expenses".

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

20. Expenses by nature (Continued)

        The following table provides the additional disclosure required on the nature of expenses and their relationship to the function:

	3 months ended		6 months ended
	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
Professional fees and contract services	22,662	15,696	39,151	32,638
Director fees	5,680	5,400	17,180	21,249
Salaries and fringes	532,367	317,211	915,489	615,073
Employee related expenses	13,854	42,885	45,690	63,904
Provisions	19,987	5,157	29,513	10,314
Promotion, advertising and research expenses	19,080	29,602	30,614	44,038
Taxes	105,806	104,936	232,023	191,218
Depreciation and amortization	178,936	37,081	283,383	70,030
Maintenance and repairs	60,474	94,623	78,132	171,119
Utilities	122,564	61,347	203,478	92,007
Freight and delivery expenses	257,651	149,666	467,691	259,853
Commissions	25,300	38,437	47,129	139,278
Bank charges	4,165	3,702	10,715	7,175
Contract manufacturing	85,608	73,534	128,296	82,006
Travel expenses	24,197	20,033	41,762	34,112
Office supplies	2,613	4,823	4,940	10,630
Export duties and expenses	318,034	807,179	461,038	971,385
Materials and supplies	—	—	536	1,124
Allowance for doubtful accounts	624	1,008	2,583	3,403
Rent	44,085	4,672	84,932	26,935
Miscellaneous expenses	21,375	35,752	52,603	53,693

Total	1,865,062	1,852,744	3,176,878	2,901,184

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

20. Expenses by nature (Continued)

	3 months ended		6 months ended
Manufacturing expenses	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
Professional fees and contract services	9,211	2,910	15,260	4,863
Salaries and fringes	267,199	189,500	469,926	366,175
Employee related expenses	283	27,396	10,611	36,830
Provisions	14,480	5,157	29,237	10,314
Promotion, advertising and research expenses	1,413	1,551	2,881	2,799
Taxes	268	2,091	1,656	3,442
Depreciation and amortization	177,598	32,556	280,266	63,315
Maintenance and repairs	53,755	80,598	65,635	149,935
Utilities	117,475	52,577	194,593	80,739
Freight and delivery expenses	99	157	303	190
Contract manufacturing	85,608	73,534	128,296	82,006
Travel expenses	2,508	3,937	4,578	6,780
Office supplies	403	550	606	868
Materials and supplies	—	—	536	1,124
Rent	16,074	3,438	28,501	11,193
Miscellaneous expenses	4,473	5,634	12,979	13,324

Total	750,847	481,586	1,245,864	833,897

	3 months ended		6 months ended
Selling expenses	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
Professional fees and contract services	956	6,120	3,173	8,690
Salaries and fringes	89,657	60,002	185,323	113,285
Employee related expenses	3,115	5,448	5,809	8,239
Allowance for doubtful accounts	624	1,008	2,583	3,403
Promotion, advertising and research expenses	11,987	25,343	18,961	36,064
Taxes	94,693	86,117	207,493	166,578
Depreciation and amortization	—	2,031	—	2,885
Maintenance and repairs	1,805	4,022	3,139	5,398
Utilities	1,495	920	2,211	1,287
Freight and delivery expenses	257,284	149,434	466,932	259,482
Commissions	25,300	38,433	47,129	139,268
Travel expenses	9,092	5,940	16,067	11,330
Office supplies	112	751	199	850
Export duties and expenses	318,034	807,179	461,038	971,385
Rent	13,414	—	23,237	3,757
Miscellaneous expenses	3,810	12,423	9,339	17,470

Total	831,378	1,205,171	1,452,633	1,749,371

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

20. Expenses by nature (Continued)

	3 months ended		6 months ended
General and administrative expenses	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
Professional fees and contract services	12,495	6,666	20,718	19,085
Director fees	5,680	5,400	17,180	21,249
Salaries and fringes	175,511	67,709	260,240	135,613
Employee related expenses	10,456	10,041	29,270	18,835
Provisions	5,507	—	276	—
Promotion, advertising and research expenses	5,680	2,708	8,772	5,175
Taxes	10,845	16,728	22,874	21,198
Depreciation and amortization	1,338	2,494	3,117	3,830
Maintenance and repairs	4,914	10,003	9,358	15,786
Utilities	3,594	7,850	6,674	9,981
Freight and delivery expenses	268	75	456	181
Commissions	—	4	—	10
Bank charges	4,165	3,702	10,715	7,175
Travel expenses	12,597	10,156	21,117	16,002
Office supplies	2,098	3,522	4,135	8,912
Rent	14,597	1,234	33,194	11,985
Miscellaneous expenses	13,092	17,695	30,285	22,899

Total	282,837	165,987	478,381	317,916

21. Financial results, net

	3 months ended		6 months ended
	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
Financial income
Interest income	19,595	41,453	41,670	101,377
Other financial results	16	—	6	38

Total financial income	19,611	41,453	41,676	101,415

Financial expenses
Interest expense	(215,404)	(221,796)	(404,327)	(476,064)
Less: Capitalized interest	28,103	15,043	56,737	30,086
Interest Expense Related	(7)	(77)	(44)	(153)
Banks fees and commissions	(541)	(1,125)	(1,208)	(1,334)
Other financial expenses	(465)	(586)	(2,254)	(960)

Total financial expenses	(188,314)	(208,541)	(351,096)	(448,425)

Total	(168,703)	(167,088)	(309,420)	(347,010)

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

21. Financial results, net (Continued)

	3 months ended		6 months ended
Foreign exchange difference, net	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
Difference generated by assets	217,261	(67,094)	71,490	165,058
Difference generated by liabilities	(646,800)	422,054	(205,564)	(1,144,070)

Total	(429,539)	354,960	(134,074)	(979,012)

22. Other operating income, net

	3 months ended		6 months ended
Other income/(expenses) net	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
Income from sale of Property, plant and equipment	115	—	905	90
Income from sale of shares	—	—	3,320	—
Miscellaneous income (expense)	3,875	861	(6,593)	1,301

TOTAL	3,990	861	(2,368)	1,391

23. Earnings per share

        Basic and diluted profit per share is calculated by dividing the Profit/(loss) attributable to equity holders of the Group by the weighted average number of ordinary shares of Molino Cañuelas S.A.C.I.F.I.A. outstanding during the year.

	Notes	May 31, 2017 (Unaudited)	May 31, 2016 (Unaudited)
Average number of ordinary shares outstanding		150,000,000	150,000,000
Profit/(loss) per share attributable to equity holders		0.32	(2.34)

        For all periods presented, there were no differences in the weighted-average number of common shares used for basic net earnings per share and there are no financial instruments that could have a dilutive effect. As a result the basic and diluted earnings per share are equal.

        The earnings per share have been historically adjusted to reflect the stock split and capital increase detailed in note 1.5.

24. Contracts

24.1.  Contractual commitment to acquire property, plant, and equipment:

        On December 15, 2015, Molino Cañuelas acquired from Molca S.A. (related party) for a cash payment of $116 million an irrevocable option to purchase a plot of land located in Zarate, Province of Buenos Aires adjacent to Las Palmas port, with the intention to develop the Industrial Park project.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

24. Contracts (Continued)

The Industrial Park project is a specially zoned area for purposes of industrial development by the Group and other third parties. The deposit is subject to the Group being listed in any stock market outside Argentina. It is recorded as "Other non-current receivables—related"

24.2.  Contract manufacturing agreement with Buyatti:

        On March 15, 2016 the Company entered into a contract manufacturing agreement with Buyatti S.A.I.C.A. Under this agreement Buyatti will provide a preference of soy bean processing of up to 1,000,000 MT per year and related services at their industrial plant located in Puerto San Martín, in the Province of Santa Fé, Argentina. The contract is for a 2 year period starting on April 1, 2016 with an option for renewal until 2022. As part of this agreement the Group paid USD 1.4 million ($20 million) upfront, plus ongoing monthly manufacturing fees, and signed an agreement to act as guarantor of debt amounting to USD 3.3 million owed by Buyatti S.A.I.C.A. to Cargill Investments S.R.L and Cargill S.A.C.I. The outstanding balance of guaranteed debt is USD 1.6 million as of May 31, 2017.

24.3.  Cargill acquisition

        On August 31, 2016 Molino Cañuelas completed the acquisition of certain milling assets from Cargill, Inc. The transaction included the acquisition of seven operating flour mills, related employee base, trademarks, customer base and customer contracts, for a cash payment. In addition Molino Cañuelas acquired 100% of the outstanding shares of Meats SRL and Southern Multinvest SRL, and 33% of the shares or Molisur SA.

        This acquisition offers significant synergies and strategic benefits due to the geographic complementarity of the milling assets acquired with those already own by the Group.

        The fair value of the total consideration transferred on August 31, 2016 was $736,190 for the acquisition of the following major classes of assets and liabilities:

Fair Value
Property, plant and equipment	2,136,013
Intangible assets	106,594
Inventories	220,553
Accounts payable	(23,419)
Deferred income tax	(619,224)

        Intangible assets include $65,418 of patents and trademarks, and $41,176 of customer related intangibles. The acquisition of Meats S.R.L., Southern Multinvest S.R.L., and Molisur S.A. has not been assigned a value taking into consideration their dormant status.

        As a result of this transaction the Group recorded a profit of $1,084,327 after income tax in the year ended November 30, 2016. The main reasons why this acquisition resulted in a profit for the Group were:

  •
  The seller's decision to exit the wheat milling business in Argentina.

  •
  The decision was taken in a difficult economic environment, under previous government

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

24. Contracts (Continued)

  •
  The seller was only interested in selling the whole business as a unit

  •
  The wheat milling business in Argentina is largely atomized with very few players in a condition to purchase the whole business as a unit

25. Group companies

        The following table details the Molino Cañuelas' subsidiary companies and the percent of ownership as of May 31, 2017 and November 30, 2016.

						% Ownership
	Ref	Country	Local Currency	Functional Currency	Year end	May 31, 2017	Nov 30, 2016
Alimentos Cañuelas Chile S.P.A.		Chile	CHP	CHP	Dec 31	100%	100%
Cañuelas Chile S.P.A.		Chile	CHP	CHP	Dec 31	100%	100%
Empresa de Alimentos Cañuelas S.R.L.		Bolivia	BOP	BOP	Jun 30	100%	100%
Empresa de Servicios MOLCA S.R.L.		Bolivia	BOP	BOP	Dec 31	100%	100%
Finexcor S.R.L.	(a)	Argentina	ARS	ARS	May 30	95%	100%
Meats S.R.L.	(a)	Argentina	ARS	ARS	May 30	100%	100%
Megaseed S.A.		Argentina	ARS	ARS	Oct 31	100%	100%
Moinho Canuelas S.A.		Brasil	BRZ	BRZ	Dec 31	100%	100%
Molino Americano S.A.		Argentina	ARS	ARS	Sep 30	100%	100%
Molino Cañuelas Uruguay S.A.		Uruguay	URY	USD	Nov 30	100%	100%
Molinos Florencia S.A.		Argentina	ARS	ARS	Nov 30	100%	100%
Molinos Puntanos S.A.		Argentina	ARS	ARS	Sep 30	100%	100%
Molisur S.A.	(a)	Argentina	ARS	ARS	May 30	0%	67%
Southern Multinvest S.R.L.	(a)	Argentina	ARS	ARS	May 30	95%	100%

(a)
Dormant companies.

        Where the reporting date of a subsidiary differed from that of the Company, the Company prepared additional financial information to the same date as those of the Company and applied uniform accounting policies for use in preparing the consolidated combined financial statements.

        The Group divested its holdings in Molisur S.A. for $3.1 million in February 2017 and 5% of its holdings in Finexcor S.R.L and Southern Multinvest S.R.L for $200 in April 2017 to Grupo Cañuelas S.A. The transactions resulted in a profit of $3.2 million recorded in "Other income, net".

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

26. Related-party transactions

        The following is a summary of the balances and transactions with related parties:

	May 31, 2017		November 30, 2016
	Receivable	Payable	Receivable	Payable
Shareholders	—	(742,900)	35,886	(213,280)
Key management personnel
Directors	47,818	(542)	33,190	(26,516)
Other related parties
Agroyet S.A.	450	—	271	—
Aldo Navilli Hnos.	319	—	—	—
Alimentos Cañuelas S.A.	1,681	(1,559)	1,252	(1,537)
Cañuelas S.A.	9,911	—	9,768	—
Cía. Argentina de Granos S.A.	265,529	(3,906)	—	—
Ciser S.A.	2	—	—	—
Grupo Cañuelas S.A.	—	—	5,249	—
La Adriana S.A.	131	—	—	—
Molca S.A.	116,000	(16,466)	116,000	(188,135)
Santa Cecilia Oeste S.R.L.	5	(16)	4	—
Selene S.A.	—	(453)	—	—
Transportes Laboulaye S.A.	1,130	—	—	—
VIU S.A.	—	—	—	(388)
Zarex S.A.	—	—	—	(88)

Total	442,976	(765,842)	201,620	(429,944)

	at May 31, 2017			at May 31, 2016
	Sales	Purchases	Other, net	Sales	Purchases	Other, net
Shareholders	—	—	658,382			68,000
Other related parties
Agrotorino S.A.	—	—	(116)	—	—	—
Aldo Navilli Hnos.	(16)	—	—	—	—	—
Alimentos Cañuelas S.A.	—	—	52,700	—	—	—
Cañuelas Golf Club S.A.	(4)	—	—	—	—	—
Cañuelas Pack S.A.	—	—	246,720	—	—	—
Cía. Argentina de Granos S.A.	(169,733)	187,087	7,112,537	—	—	—
Grupo Cañuelas S.A.	—	—	7,692	—	—	—
La Adriana S.A.	—	—	(131)	—	—	—
La Rufina S.A.	—	—	(128)	—	—	—
Molca S.A.	—	—	5,900	—	—	140,148
Santa Cecilia Oeste S.R.L.	(10)	—	1,845	—	—	—
Transportes Laboulaye S.A.	—	—	(1,409)	—	—	—

	(169,763)	187,087	8,083,992	—	—	208,148

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

26. Related-party transactions (Continued)

        Transactions under Other, net include the acquisition of certain entities and businesses under common control of the Company's existing shareholders described in note 1.2.

        Transactions with MOLCA S.A. include payments under the lease agreement of the port facility described in note 27 of the annual financial statement. Receivable balance originates from an irrevocable option to purchase a plot of land adjacent to Las Palmas port that the Company acquired from MOLCA. The deposit is subject to the Group being listed in any stock market outside Argentina (Note 30.1. of the annual financial statements).

        On December 1, 2016 the Company acquired the Compañía Argentina de Granos S.A.'s businesses and on April 1, 2017 the Cañuelas Pack S.A.'s business that had been combined in the consolidated combined financial statements until November 30, 2016. As from the dates of acquisition the balances and transactions with these legal entities are reported as with related parties.

        Management compensation: key Management includes Directors and first line Management. Compensation to key management personnel for the six months ended on May 31, 2017 and 2016 were the following:

	May 31, 2017	May 31, 2016
Short term employee benefits	35,812	13,903
Director fees	17,180	21,249

Total compensation	52,992	35,152

27. Subsequent events

27.1.  Borrowings

        In June, 2017 the Group obtained a USD 18 million loan from Itau / JP Morgan and USD 2 million from HSBC used for working capital needs.

Molino Cañuelas S.A.C.I.F.I.A.

            Class B Ordinary Shares

(Including in the form of American Depositary Shares)

PROSPECTUS

Joint Global Coordinators
J.P. Morgan	UBS Investment Bank
Joint bookrunners
HSBC	Itaú BBA

                    , 2017

        Until                    , 2017 (25 days after the commencement of the Global Offering), all dealers that effect transactions in these securities, whether or not participating in the Global Offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

        Neither the laws of Argentina nor our bylaws or other constitutive documents provide for indemnification of our directors or officers. However, following a decision by our shareholders during our            , 2017 shareholders' meeting, we agreed to indemnify our directors and executive officers who are not as well shareholders, for any damages resulting from the performance of their duties as directors or executive officers, as applicable, and other than for damages resulting from gross negligence, fraud, dishonesty, bad faith or willful misconduct by any such director or executive officer, as applicable.

        Additionally we maintain directors' and officers' liability insurance covering our directors and executive officers with respect to general civil liability, which he or she may incur in his or her capacity as such.

        Finally, pursuant to the international underwriting agreement, the international underwriters will agree to indemnify, under certain conditions, the registrant, its directors and officers and persons who control us (within the meaning of the Securities Act) against certain liabilities under the U.S. securities laws.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES

Date:	Sale of Disposition:	Recipient:
February 14, 2017	On February 14, 2017 we conducted an AR$3,000,000 capital increase by means of a capitalization of non-allocated retained earnings. We distributed the resulting 3,000,000 ordinary shares to our principal shareholders in the following proportions:	Aldo Adriano Navilli (25%) Carlos Adriano Navilli (25%) Ricardo Alberto Navilli (25%) Adriana Elba Villemur (20%) Marcos Aníbal Villemur (5%)

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)
Exhibits

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement between Molino Cañuelas S.A.C.I.F.I.A., the underwriters named therein and the selling shareholders named therein

4.1	*	Form of Deposit Agreement among Molino Cañuelas S.A.C.I.F.I.A., The Bank of New York Mellon, as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to our Registration Statement on Form F-6 (File No. 333- ) filed with the SEC on , 2017)

5.1	*	Form of Opinion of Marval, O'Farrell & Mairal regarding the legality of the shares being registered

8.1	†	Opinion of Marval, O'Farrell & Mairal regarding tax matters

8.2	†	Opinion of Milbank, Tweed, Hadley & McCloy LLP regarding tax matters

10.1	†	English translation of Shareholders' Agreement among the members of the Navilli family dated January 18, 2017

Exhibit No.		Description
10.2	†	English translation of Four-Party Shareholders' Agreement among the members of the Navilli family dated January 18, 2017

10.3	†	English translation Cargill Acquisition Offer and Purchase Agreement

10.4	†	English translation MOLCA Port Lease

10.5	†	English translation of Moinho Canuelas plant lease

10.6	†	English translation of irrevocable option to purchase MOLCA S.A. Port real estate

10.7		English translation of initial Cañuelas Golf S.A. loan agreement dated April 11, 2014

10.8	†	Amended and Restated IFC Financing Agreement dated September 29, 2016

10.9		US$44.3 million loan from Deutsche Bank Aktiengesellschaft dated July 26, 2013

10.10		English translation of first amendment to Cañuelas Golf S.A. loan agreement dated May 26, 2015

10.11		English translation of second amendment to Cañuelas Golf S.A. loan agreement dated May 31, 2016

10.12		First amendment to Deutsche Bank Aktiengesellschaft loan agreement dated July 15, 2015

10.13		Second amendment to Deutsche Bank Aktiengesellschaft loan agreement dated November 1, 2016

10.14		Amended and restated PEC financing agreement dated May 31, 2017

10.15		ING Finance Facility dated December 22, 2016

10.16		First amendment to the ING Finance Facility dated May 5, 2017

10.17		Amended and restated FMO finance facility dated December 1, 2016

10.18		AR$23,000,000 credit line issued by Molino Cañuelas S.A.C.I.F.I.A. to Cañuelas Pack S.A. dated November 30, 2015

10.19		US$860,000 credit line issued by Molino Cañuelas S.A.C.I.F.I.A. to Cañuelas Pack S.A. dated November 30, 2015

10.20		US$55,000,000 BAF Loan Agreement and acceptance dated May 30, 2017

10.21		Assignment of BAF Loan Agreement by Molino Cañuelas Uruguay S.A. to BAF Latam Credit Fund B.V. dated May 30, 2017

10.22	*	Agreement to purchase the sustainable sourcing and export business of Compañía Argentina de Granos S.A. by Molino Cañuelas S.A. dated December 1, 2016.

10.23	*	First addenda to the agreement to purchase the sustainable sourcing and export business of Compañía Argentina de Granos S.A. by Molino Cañuelas S.A., dated March 1, 2017.

10.24	*	Second addenda to the agreement to purchase the sustainable sourcing and export business of Compañía Argentina de Granos S.A. by Molino Cañuelas S.A., dated February 27, 2017.

10.25	*	Third addenda to the agreement to purchase the sustainable sourcing and export business of Compañía Argentina de Granos S.A. by Molino Cañuelas S.A., dated May 16, 2017.

10.26	*	Fourth addenda to the agreement to purchase the sustainable sourcing and export business of Compañía Argentina de Granos S.A. by Molino Cañuelas S.A., dated May 24, 2017.

21.1		Subsidiaries of Molino Cañuelas S.A.C.I.F.I.A.

Exhibit No.		Description
23.1		Consent of PwC Argentina

23.2	†	Consent of Marval, O'Farrell & Mairal (contained in Exhibits 5.1 and 8.1)

23.3	†	Consent of Milbank, Tweed, Hadley & McCloy LLP (contained in Exhibit 8.2)

24.1	*	Power of Attorney (included on signature page)

*
To be filed by amendment

†
Previously filed

ITEM 9.    UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall he deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to he signed on its behalf by the undersigned, thereunto duly authorized, in            , on the day of                        , 2017.

MOLINO CAÑUELAS S.A.C.I.F.I.A.
By:
	Name:	Aldo Adriano Navilli
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned directors of Molino Cañuelas S.A.C.I.F.I.A., hereby, severally constitute and appoint each of             ,            ,             and            with full powers of substitution our true and lawful attorney, with full powers to sign for us, in our names and in the capacity indicated below, the Registration Statement on Form F-1 filed with the SEC, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(h) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of equity securities of Molino Cañuelas S.A.C.I.F.I.A., and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes he or she might or could do in person, and hereby ratifying and confirming all that said attorney, shall do or cause to be done by virtue of this Power of Attorney.

        Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Name: Aldo Adriano Navilli	Chief Executive Officer and President of the Board of Directors	, 2017
Name: Alejandro Matoso	Chief Financial Officer	, 2017
Name: Cristian Cotone	Chief Accounting Officer	, 2017
Name: Carlos Adriano Navilli	Vice President of the Board of Directors	, 2017

Signature	Title	Date

Name: Mariano Navilli	Director	, 2017
Name: Daniel Héctor Ercoli	Director	, 2017
Name: Ricardo Alberto Navilli	Director	, 2017
Name: Ricardo Leandro Navilli	Director	, 2017
Name: Adriana Elba Navilli	Director	, 2017
Name: Marcos Aníbal Villemur	Director	, 2017
Name: Jorge Damián Schnir	Director	, 2017
Name: Alejandro German Lemonnier	Director	, 2017

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant's duly authorized representative has signed this registration statement on Form F-1 in Newark, Delaware, on                         , 2017.

By:
	Name:	Donald J. Puglisi
	Title:	Authorized Representative in the United States